
BLUESCOPE
STEEL


03045300

SEC File
No. 82-34676


SEC MAIL PROCESSING
RECEIVED
DEC 15 2003
WASH, D.C. 158 SECTION

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com


SUPPL

ASX Release

Release Time: IMMEDIATE
Date: 27 November 2003

BLUESCOPE STEEL ANNOUNCES NEW EXECUTIVE VICE PRESIDENT, STRATEGY & DEVELOPMENT

BlueScope Steel Limited today announced the appointment of Mr Stephen Mann to the position of Executive Vice President Strategy & Development, effective 15 December 2003. Mr Mann will report to Managing Director and Chief Executive Officer Kirby Adams.

In announcing his appointment, Mr Adams said: "Mr Mann brings a broad range of domestic and international experience gained through leadership roles in strategy and general management. In this key role, he will help guide BlueScope Steel's strategic direction and identify, evaluate and execute new business opportunities for the company.

"Mr Mann is joining BlueScope Steel at an exciting time. Our new status as an independent company has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth. A real 'can do' attitude is an essential feature of the new BlueScope Steel going forward."

Mr Mann previously held senior positions with Qantas Airways Limited as Executive General Manager, Customer Services and Executive General Manager, Strategic Planning. Prior to that he was General Manager Corporate Development with TNT Limited, a world leader in express delivery services and logistics supply chain solutions, and Managing Director, TNT Logistics Asia.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail:
Sandi.Harwood@bluescopesteel.com

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail:
John.Knowles@bluescopesteel.com

12/23

This is the Constitution of
BlueScope Steel Limited, as
amended effective 17 November [illegible]

No. 82-34676
SEC File

Constitution

BlueScope Steel Limited
ACN 000 011 058

A Company Limited by Shares

Registered Office: Level 11
120 Collins Street
Melbourne, Victoria, 3000

Constitution
Contents

No. 82-34676

1 Share capital and variation of rights

1.1 Directors to issue shares

The issue of shares in the Company is under the control of the Directors who:

(a) may issue or dispose of shares to any person at any time and on any terms and conditions and having attached to them any preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise, as the Directors think fit;

(b) may grant to any person an option over shares or pre-emptive rights at any time and for any consideration as they think fit; and

(c) have the right to settle the manner in which fractions of a share, however arising, are to be dealt with,

subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

1.2 Issue of further shares - no variation

Subject to rule 1.4, the rights conferred on the holders of the shares of any class are not to be taken as varied by the issue of further shares ranking equally with the first-mentioned shares unless:

(a) expressly provided by the terms of issue of the first-mentioned shares; or

(b) required by the Corporations Act or the Listing Rules.

1.3 Preference shares

The Company may issue preference shares and any issued shares may be converted into preference shares if the rights of the holders of the preference shares are as set out in schedule 1 or approved in accordance with the Corporations Act and the Listing Rules (as applicable).

1.4 Variation of rights - preference shares

Where the Company proposes to issue preference shares or to convert issued shares into preference shares and those preference shares are to rank in priority to preference shares already issued, unless expressly permitted by the conditions of issue of the preference shares already issued, the issue or conversion is taken to be a modification of the rights attached to the preference shares already issued.

1.5 Redeemable preference shares

Subject to rule 1.3 and the Corporations Act, the Company may issue redeemable preference shares. The Directors may determine the terms and conditions of redemption before the issue of the shares.

1.6 Class Meetings

The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with any necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by at least two persons who, between them, hold or represent one-third of the issued shares of the class (unless only one person holds all of the shares of the class, in which case that person constitutes a quorum); and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative, may demand a poll.

1.7 Non-recognition of interests

Except as required by law, the Company is not required to recognise:

(a) a person as holding a share on any trust; or

(b) any other interest in any share or any other right in respect of a share except an absolute right of ownership in the registered holder,

whether or not it has notice of the trust, interest or right.

1.8 Joint holders of shares

Where two or more persons are registered as the joint holders of shares then they are taken to hold the shares as joint tenants with rights of survivorship, but the Company is not bound:

(a) to register more than three persons as joint holders of a share; or

(b) to issue more than one certificate or holding statement in respect of shares jointly held.

2 Certificates

The Directors may determine to issue certificates for shares or other securities of the Company, to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form it thinks fit.

3 Lien

3.1 Lien on share

The Company has a first and paramount lien on every share for:

(a) all due and unpaid calls and instalments in respect of that share;

(b) all money which the Company has been called on by law to pay, and has paid, in respect of that share;

(c) interest at the Prescribed Interest Rate on the amount due from the date it becomes due until payment; and

(d) reasonable expenses of the Company in respect of the default on payment.

3.2 Lien on loans under employee incentive schemes

The Company also has a first and paramount lien on each share registered in the name of the Member for all money payable to the Company by the Member under loans made under an employee incentive scheme.

3.3 Lien on distributions

A lien on a share under rule 3.1 or 3.2 extends to all distributions in respect of that share, including dividends.

3.4 Exemption from rule 3.1 or 3.2

The Directors may:

(a) at any time exempt a share wholly or in part from the provisions of rule 3.1 or 3.2; or

(b) waive or compromise all or part of any payment due to the Company under this rule 3.

3.5 Extinguishment of lien

The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the lien to the transferee.

3.6 Company's rights to recover payments

A Member must reimburse the Company on demand in writing for all payments the Company makes to a government or taxing authority in respect of the Member, the death of a Member or the Member's shares or any distributions on the Member's shares, including dividends, where the Company is either:

(a) obliged by law to make the relevant payment; or

(b) advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxing authority that the Company is obliged by law to make the relevant payment.

The Company is not obliged to advise the Member in advance of its intention to make the payment.

3.7 Reimbursement is a debt due

The obligation of the Member to reimburse the Company is a debt due to the Company as if it were a call on all the Member's shares, duly made at the time when the written demand for reimbursement is given by the Company to the Member. The provisions of this Constitution relating to non-payment of calls, including payment of interest and sale of the Member's shares under lien, apply to the debt.

3.8 Protection of lien

The Company may do anything necessary or desirable under the SCH Business Rules to protect a lien or other interest in shares to which it is entitled to by law or under this Constitution.

3.9 Sale under lien

Subject to rule 3.10, the Company may sell, in any manner the Directors think fit, any share on which the Company has a lien.

3.10 Limitations on sale under lien

A share on which the Company has a lien may not be sold by the Company unless:

(a) an amount in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, the amount which is presently payable in respect of which the lien exists.

3.11 Transfer on sale under lien

For the purpose of giving effect to a sale under rule 3.9, the Company may receive the consideration, if any, given for the share so sold and may execute a transfer of the share sold in favour of the purchaser of the share, or do all such other things as may be necessary or appropriate for it to do to effect the transfer. The purchaser is not bound to see to the application of the purchase money.

3.12 Irregularity or invalidity

The title of the purchaser to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

3.13 Proceeds of sale

The proceeds of a sale under rule 3.9 must be applied by the Company in payment of the amount in respect of which the lien exists as is presently payable, and the residue, if any, must be paid to the person entitled to the share immediately before the sale.

4 Calls on shares

4.1 Directors to make calls

The Directors may:

(a) make calls on a Member in respect of any money unpaid on the shares of that Member, if the money is not by the terms of issue of those shares made payable at fixed times;

(b) make a call payable by instalments; and

(c) revoke or postpone a call.

4.2 Time of call

A call is taken to be made at the time when the resolution of the Directors authorising the call is passed.

4.3 Members' liability

Each Member must upon receiving not less than 30 Business Days notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on that Member's shares.

4.4 Joint holders' liability

The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.5 Non-receipt of notice

The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

4.6 Interest on default

If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

4.7 Fixed instalments

Subject to any notice requirements under the Listing Rules, any sum that, by the terms of issue of a share, becomes payable on issue of the share or at a

fixed date, is to be taken to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable. In case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

4.8 Differentiation between shareholders as to calls

The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

4.9 Prepayment of calls and interest

The Directors may:

(a) accept from a Member the whole or a part of the amount unpaid on a share even if no part of that amount has been called; and

(b) authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed on between the Directors and the Member paying the sum.

5 Forfeiture of shares

5.1 Notice requiring payment of call

If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time afterwards during such time as any part of the call or instalment remains unpaid, give a notice on the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of that non-payment.

5.2 Contents of notice

The notice must name a further day, not earlier than the expiration of 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

5.3 Forfeiture for failure to comply with notice

If a notice under rule 5.1 has not been complied with by the date specified in the notice, the Directors may, at any time before the payment required by the notice is made, resolved to forfeit the relevant shares.

5.4 Dividends and distributions included in forfeiture

A forfeiture under rule 5.3 includes all dividends and other distributions declared or to be made in respect of the forfeited shares and not actually paid or distributed before the forfeiture.

5.5 Sale or re-issue of forfeited shares

Subject to the Corporations Act, a share forfeited under rule 5.3 may be sold, re-issued or otherwise disposed of to whom and on such terms as the Directors think fit.

5.6 Notice of forfeiture

If any share is forfeited under rule 5.3, notice of the forfeiture must be given to the Member holding the share immediately before the forfeiture and an entry of the forfeiture and its date must be made in the Register.

5.7 Surrender instead of forfeiture

The Directors may accept the surrender of any share which they are entitled to forfeit on any terms they think fit and any share so surrendered is taken to be a forfeited share.

5.8 Cancellation of forfeiture

At any time before a sale or disposition of a share under rule 5.5, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

5.9 Effect of forfeiture on former holder's liability

A person whose shares have been forfeited:

(a) ceases to be a Member in respect of the forfeited shares;

(b) loses all entitlement to dividends and other distributions or entitlements on the shares; and

(c) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares, plus interest at the Prescribed Interest Rate from the date of forfeiture and also reasonable expenses of sale unless the Company receives payment in full of all money (including interest and expenses) payable in respect of the shares.

5.10 Evidence of forfeiture

A statement in writing declaring that the person making the statement is a Director or a Secretary, and that a share in the Company has been forfeited in accordance with this Constitution on the date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

5.11 Transfer of forfeited share

The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share under rule 5.5 and may execute or effect a transfer of the share in favour of the person to whom the share is sold or disposed of.

5.12 Registration of transferee

On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

5.13 Irregularity or invalidity

The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

5.14 Forfeiture applies to non-payment of instalment

The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

6 Transfer of shares

6.1 Forms of instrument of transfer

Subject to the Listing Rules and to this Constitution, shares in the Company are transferable:

(a) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(b) by instrument in writing in any usual or common form or in any other form that the Directors approve; or

(c) by any other method of transfer of marketable securities which is recognised by the Corporations Act, SCH and ASX and is approved by the Directors.

6.2 Execution and delivery of transfer

If an instrument of transfer is to be used to transfer a share in accordance with rule 6.1(b), it must be:

(a) a proper instrument of transfer within the meaning of the Corporations Act;

(b) executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act; and

(c) left for registration at the share registry of the Company, accompanied by the information the Directors properly require to show the right of the transferor to make the transfer,

and in that event the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as the holder of the share.

6.3 Effect of registration

Except as provided by the CHESS Rules, a transferor of a share remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the share and a transfer of a share does not pass the right to any dividends declared on the share until registration.

6.4 Company to register forms without charge

The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

6.5 Power to refuse to register

If permitted to do so by the Listing Rules the Directors may:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities from being registered on the CHESS sub-register; or

(b) refuse to register a transfer of shares in the Company to which paragraph (a) does not apply.

6.6 Obligation to refuse to register

The Directors must:

(a) request SCH to apply a holding lock to prevent transfer of CHESS Approved Securities registered on the CHESS sub-register; or

(b) refuse to register any transfer of shares in the Company to which paragraph (a) does not apply,

if:

(c) the Listing Rules require the Company to do so; or

(d) the transfer is in breach of the Listing Rules or a Restriction Agreement.

6.7 Written notice to security holder of holding lock or refusal

If in the exercise of their rights under rules 6.5 and 6.6 the Directors request application of a holding lock to prevent a transfer of CHESS Approved Securities or refuse to register a transfer of a security they must within 5 Business Days, give written notice of the request or refusal to the holder of the Security, the transferee and the broker lodging the transfer, if any. Failure to give such notice does not invalidate the decision of the Directors.

6.8 Company to retain instrument of transfer

The Company must retain every instrument of transfer which is registered for such period as the Directors determine.

6.9 Refusal to register

If the Directors refuse registration of a transfer, the transfer must be returned to the person who deposited it if demand is made by that person within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

6.10 Resolution required for proportional takeover provisions

Notwithstanding rules 6.1, 6.2 and 6.3, if offers are made under a proportional takeover bid for securities of the Company in accordance with the Corporations Act:

(a) rules 6.10 to 6.14 apply;

(b) the registration of a transfer giving effect to a takeover contract resulting from acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (an "approving resolution") to approve the bid is passed in accordance with rule 6.13 or rule 6.14; and

(c) the Directors must ensure that an approving resolution is voted on in accordance with rules 6.11 to 6.12 before the fourteenth day before the last day of the bid period.

6.11 Procedure for resolution

The Directors may determine whether the approving resolution is voted on:

(a) at a meeting of persons entitled to vote on the resolution convened and conducted, subject to the provisions of rule 6.12, as if it were a general meeting of the Company convened and conducted in accordance with this Constitution and the Corporations Act with such modifications as the Directors determine the circumstances require; or

(b) by means of a postal ballot conducted in accordance with the following procedure:

(i) a notice of postal ballot and ballot paper must be sent to all persons entitled to vote on the resolution not less than 14 days before the date specified in the notice for closing of the postal ballot, or such lesser period as the Directors determine the circumstances require;

(ii) the non-receipt of a notice of postal ballot or ballot paper by, or the accidental omission to give a notice of postal ballot or ballot paper to, a person entitled to receive them does not invalidate the postal ballot or any resolution passed under the postal ballot;

(iii) the notice of postal ballot must contain the text of the resolution and the date for closing of the ballot and may contain any other information the Directors consider appropriate;

(iv) each ballot paper must specify the name of the person entitled to vote;

(v) a postal ballot is only valid if the ballot paper is duly completed and:

(A) if the person entitled to vote is an individual, signed by the individual or a duly authorised attorney; or

(B) if the person entitled to vote is a corporation, executed under seal or as permitted by the Corporations Act or under the hand of a duly authorised officer or duly authorised attorney;

(vi) a postal ballot is only valid if the ballot paper and the power of attorney or other authority, if any, under which the ballot paper is signed or a copy of that power or authority certified as a true copy by statutory declaration is or are received by the Company before close of business on the date specified in the notice of postal ballot for closing of the postal ballot at the Registered Office or share registry of the Company or at such other place as is specified for that purpose in the notice of postal ballot; and

(vii) a person may revoke a postal ballot vote by notice in writing to be received by the Company before the close of business on the date for closing of the postal ballot.

6.12 Persons entitled to vote

The only persons entitled to vote on the approving resolution are those persons who, as at the end of the day on which the first offer under the bid was made, held bid class securities. Each person who is entitled to vote is entitled to one vote for each bid class security held by that person at that time.

Neither the bidder nor any associate of the bidder is entitled to vote on the resolution.

6.13 Resolution passed or rejected

If the resolution is voted on in accordance with rules 6.10 to 6.12 then it is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

6.14 Resolution taken as passed

If a resolution to approve the bid has not been voted on as at the end of the day before the fourteenth day before the last day of the offer period, then a resolution to approve the bid is taken to have been passed in accordance with rules 6.11 to 6.13.

6.15 Takeover rules cease to have effect

Rules 6.10 to 6.14 cease to have effect on the day three years after the later of their adoption or last renewal.

7 Transmission of shares

7.1 Transmission of shares on death of holder

If a Member, who does not own shares jointly, dies, the Company is to recognise only the personal representative of the Member as being entitled to the Member's interest in the shares.

7.2 Information given by personal representative

If the personal representative gives the Directors the information they reasonably require to establish the representative's entitlement to be registered as a holder of the shares:

(a) the personal representative may:

  (i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

  (ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the personal representative is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the personal representative as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the rules that apply to transfers generally.

7.3 Death of joint owner

If a Member, who owns shares jointly, dies, the Company will recognise only the survivor as being entitled to the Member's interest in the shares. The estate of the Member is not released from any liability in respect of the shares.

7.4 Transmission of shares on bankruptcy

If a person entitled to shares because of the bankruptcy of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as holder of the shares, the person may:

(a) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed transfer form to the Company, transfer the shares to another person.

On receiving an election under paragraph (a), the Company must register the person as the holder of the shares.

A transfer under paragraph (b) is subject to the rules that apply to transfers generally.

This rule has effect subject to the Bankruptcy Act 1966 (Cwlth).

7.5 Transmission of shares on mental incapacity

If a person entitled to shares because of the mental incapacity of a Member gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the shares:

(a) the person may:

(i) by giving a written and signed notice to the Company, elect to be registered as the holder of the shares; or

(ii) by giving a completed transfer form to the Company, transfer the shares to another person; and

(b) the person is entitled, whether or not registered as the holder of the shares, to the same rights as the Member.

On receiving an election under paragraph (a)(i), the Company must register the person as the holder of the shares.

A transfer under paragraph (a)(ii) is subject to the rules that apply to transfers generally.

8 General meetings

8.1 Annual general meeting

Annual general meetings of the Company are to be held in accordance with the Corporations Act.

8.2 Convening general meeting

A Director or the Directors may convene and arrange to hold a general meeting of the Company whenever they think fit and must do so if required to do so under the Corporations Act.

8.3 Notice of general meeting

Notice of a meeting of Members must be given in accordance with Part 19 and the Corporations Act.

8.4 Calculation of period of notice

In computing the period of notice under rule 8.3, both the day on which the notice is given or taken to be given and the day of the meeting convened by it are to be disregarded.

8.5 Cancellation or postponement of a meeting

(a) Where a meeting of Members (including an annual general meeting) is convened by the Directors they may by notice, whenever they think fit, cancel the meeting or postpone the holding of the meeting to a date and time determined by them or change the place for the meeting. The notice must be:

(i) published in a daily newspaper circulating in Australia;

(ii) given to ASX; or

(iii) subject to the Corporations Act and the Listing Rules, given in any other manner determined by the Directors.

(b) This rule 8.5 does not apply to a meeting convened in accordance with the Corporations Act by a single Director, by Members, by the Directors on the request of Members or by meetings convened by the Court.

8.6 Notice of cancellation or postponement of a meeting

Notice of cancellation or postponement of a general meeting must state the reason for cancellation or postponement and be given:

(a) to each Member individually; and

(b) to each other person entitled to be given notice of a meeting of the Company's Members under the Corporations Act.

8.7 Contents of notice of postponement of meeting

A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as or different from the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

8.8 Number of clear days for postponement of meeting

The number of clear days from the giving of a notice postponing the holding of a general meeting to the date specified in that notice for the holding of the postponed meeting must not be less than the number of clear days notice of the general meeting required to be given by this Constitution or the Corporations Act.

8.9 Technology

(a) The Company may hold a meeting of Members at two or more places using any technology that gives the Members as a whole a reasonable opportunity to participate.

(b) If, before or during a meeting of Members any technical difficulty occurs where all Members may not be able to participate, the chairman of the meeting may:

(i) adjourn the meeting until the difficulty is remedied; or

(ii) where a quorum remains present (in the venue at which the chairman is present) and able to participate, subject to the Corporations Act, continue the meeting.

8.10 Business at postponed meeting

The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

8.11 Proxy, attorney or Representative at postponed meeting

Where:

(a) by the terms of an instrument appointing a proxy or attorney or of an appointment of a Representative, a proxy or an attorney or a Representative is authorised to attend and vote at a general meeting to be held on a specified date or at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this rule, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of Representative unless the Member appointing the proxy, attorney or Representative gives to the Company at its Registered Office notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

8.12 Non-receipt of notice

The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting.

8.13 Director entitled to notice of meeting

A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

9 Proceedings at general meetings

9.1 Membership at a specified time

The Directors may determine, for the purposes of a particular general meeting, that all the shares that are quoted on ASX at a specified time before the meeting are taken to be held at the time of the meeting by the persons who hold them at the specified time. The determination must be made and published in accordance with the Corporations Act.

9.2 Reference to a Member

Unless the contrary intention appears, a reference to a Member in Part 9 means a person who is a Member, or is a proxy, attorney or Representative of that Member.

9.3 Number for a quorum

Subject to rule 9.6, three Members present in person or by proxy, attorney or Representative are a quorum at a general meeting. Each individual present may only be counted once towards a quorum. If a Member has appointed more than one proxy or Representative only of them may be counted towards a quorum.

9.4 Requirement for a quorum

An item of business may not be transacted at a general meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the beginning of a meeting it is taken to be present throughout the meeting unless the chairman of the meeting (on the chairman's own motion or at the request of a Member, proxy, attorney or Representative who is present) declares otherwise.

9.5 Quorum and time

If within 15 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened by a Director, or at the request of, Members, is dissolved; and

(b) in any other case stands adjourned to the same day in the next week and the same time and place, or to such other day, time and place as the Directors appoint by notice to the Members and others entitled to notice of the meeting.

9.6 Adjourned meeting

At a meeting adjourned under rule 9.5(b), two persons each being a Member, proxy, attorney or Representative present at the meeting are a quorum and, if a quorum is not present within 15 minutes after the time appointed for the adjourned meeting, the meeting is dissolved.

9.7 Appointment and powers of chairman of general meeting

If the Directors have elected one of their number as chairman of their meetings, that person is entitled to preside as chairman at a general meeting.

9.8 Absence of chairman at general meeting

If a general meeting is held and:

(a) a chairman has not been elected by the Directors; or

(b) the elected chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the following may preside as chairman of the meeting (in order of precedence):

(c) the deputy chairman (if any);

(d) a Director chosen by a majority of the Directors present;

(e) the only Director present;

(f) a Member chosen by a majority of the Members present in person or by proxy, attorney or Representative who are entitled to vote at the meeting.

9.9 Conduct of general meetings

The chairman of a general meeting:

(a) has charge of the general conduct of the meeting and of the procedures to be adopted at the meeting;

(b) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting;

(c) may, having regard where necessary to the Corporations Act, terminate discussion or debate on any matter whenever the chairman considers it necessary or desirable for the proper conduct of the meeting;

(d) may, subject to the Corporations Act, eject a Member from the meeting, at any time the chairman considers it is necessary or desirable for the proper and orderly conduct of the meeting; and

(e) may require the adoption of any procedure which is in the chairman's opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the meeting,

and a decision by the chairman under this rule is final.

9.10 Admission to general meetings

The chairman of a general meeting may take any action the chairman considers appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting and may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairman to be dangerous, offensive or liable to cause disruption;

(d) who refused to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive way; or

(f) who is not entitled to receive notice of the meeting.

9.11 Adjournment of general meeting

The chairman of a general meeting may at any time during the meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place, but:

(a) in exercising the discretion to do so, the chairman may, but need not, seek the approval of the Members present in person or by proxy, attorney or Representative who are entitled to vote at the meeting; and

(b) only unfinished business is to be transacted at a meeting resumed after an adjournment.

Unless required by the chairman, a vote may not be taken or demanded by the Members present in respect of any adjournment.

9.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting unless a meeting is adjourned for one month or more. In that case, notice of the adjourned meeting must be given as in the case of an original meeting.

9.13 Questions decided by majority

Subject to the requirements of the Corporations Act, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

9.14 Equality of votes - no casting vote for chairman

If there is an equality of votes, either on a show of hands or on a poll, the chairman of the meeting is not entitled to a casting vote in addition to any votes to which the chairman is entitled as a Member or proxy or attorney or Representative. If an equal number of votes is cast for and against a resolution, the matter is decided in the negative.

9.15 Declaration of results

At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn. A declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state and it is not necessary to prove the number or proportion of the votes recorded in favour of or against the resolution where the resolution is decided on a show of hands.

9.16 Poll

If a poll is demanded:

(a) Subject to rule 9.16(c) it must be taken in the manner and at the date and time directed by the chairman and the result of the poll is the resolution of the meeting at which the poll was demanded;

(b) on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c) votes which the Corporations Act require to be cast in a given way must be treated as cast in that way;

(d) the demand may be withdrawn; and

(e) the demand does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

9.17 Entitlement to vote

Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands, each Member present in person and each other person present as a proxy, attorney or Representative of a Member has one vote; and

(b) on a poll, each Member present in person has one vote for each fully paid share held by the Member and each person present as proxy, attorney or Representative of a Member has one vote for each fully paid share held by the Member that the person represents.

A Member is not entitled to vote at a general meeting in respect of shares which are the subject of a current Restriction Agreement for so long as any breach of that agreement subsists.

9.18 Voting restrictions

If:

(a) the Corporations Act or the Listing Rules require that some Members are not to vote on a resolution, or that votes cast by some Members be disregarded, in order for the resolution to have an intended effect; and

(b) the notice of the meeting at which the resolution is proposed states that fact,

those Members have no right to vote on that resolution and the Company must not count any votes purported to be cast by those Members.

9.19 Voting restrictions on proxies

If a Member has appointed two proxies, on a show of hands, neither of those proxies may vote. If a proxy purports to vote in a way or in circumstances that contravene the Corporations Act, on a show of hands the vote is invalid and the Company must not count it and on a poll rule 9.16 applies.

9.20 Voting on a poll for partly paid shares

Subject to rule 9.24 and the terms on which shares are issued, if a Member holds partly paid shares, the number of votes the Member has in respect of those shares on a poll is determined as follows:

$$\frac{A \times B}{C} = D$$

where:

A is the number of those shares held by the Member;

B is the amount paid on each of those shares excluding any amount:

(a) paid or credited as paid in advance of a call; and

(b) credited as paid on those shares to the extent that it exceeds the value (ascertained at the time of issue of those shares) of the consideration received for the issue of those shares;

C is the issue price of each of these shares; and

D is the number of votes the Member has.

9.21 Fractions disregarded for a poll

On the application of rule 9.20, disregard any fraction which arises.

9.22 Joint shareholders' vote

If a share is held jointly and more than one Member votes in respect of that share, only the vote of the Member whose name appears first in the Register counts.

9.23 Vote of shareholder of unsound mind

If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, then the Member's committee or trustee or any other person who properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

9.24 Effect of unpaid call

A Member is not entitled at a general meeting to cast a vote attached to a share on which a call is due and payable and has not been paid.

9.25 Validity of vote in certain circumstances

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a person votes as a proxy, attorney or Representative, a vote cast by that person is valid even if, before the person votes:

(a) the Member is present at the meeting;

(b) the appointing Member dies;

(c) the Member is mentally incapacitated;

(d) the Member revokes the appointment or authority;

(e) the Member revokes the authority under which the appointment was made by a third party; or

(f) the Member transfers the share in respect of which the appointment or authority was given.

9.26 Objection to voting qualification

An objection to the right of a person to attend or vote at the meeting or adjourned meeting:

(a) may not be raised except at that meeting or adjourned meeting; and

(b) must be referred to the chairman of the meeting, whose decision is final.

A vote not disallowed under the objection is valid for all purposes.

10 Proxies, attorneys and representatives

10.1 Appointment of a proxy

A Member may appoint up to 2 proxies to attend and act for the Member at a meeting of Members. An appointment of a proxy must be made by written notice lodged or deposited with the Company as required by rule 10.4:

(a) that complies with the Corporations Act; or

(b) in any other form and mode that complies with the Listing Rules and is, and is signed or acknowledged by the member in a manner, satisfactory to the Board.

If a Member appoints 2 proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise (subject to rule 10.9), each proxy may exercise half of those votes. Any instrument of proxy deposited under this rule 10 in which no person is named as the proxy, is treated as having been given in favour of the chairman of the meeting.

10.2 Appointment of an attorney

A Member may appoint an attorney to attend and act for the Member at a meeting of the Company. If the appointor is an individual, the power of attorney must be signed in the presence of a witness. An attorney, if authorised by the power, may appoint a proxy to act at a meeting of the Company.

10.3 Appointment of a corporate representative

A Member that is a body corporate may appoint an individual to act as its Representative at meetings of Members as permitted by the Corporations Act. Evidence of the appointment may be deposited with the Company in any form satisfactory to the Directors.

10.4 Deposit of proxy forms and powers of attorney

An appointment of a proxy or an attorney, or the revocation of the appointment of a proxy or attorney, is not effective for a particular meeting of Members unless the instrument effecting the appointment, together with any evidence required under rule 10.5, is received by the Company at its Registered Office or is transmitted to and received at a fax number at that office (or another address (including electronic address) specified for the purpose in the relevant notice of meeting):

(a) at least 48 hours before the time for which the meeting was called; or

(b) if the meeting has been adjourned, at least 48 hours before the resumption of the meeting; or

(c) in either case, within any greater time before the meeting permitted by the Corporations Act.

10.5 Evidence of proxy forms, powers of attorney and other appointments

The Directors may require evidence of:

(a) in the case of a proxy form executed by an attorney, the relevant power of attorney or a certified copy of it;

(b) in the case of an attorney, the power of attorney or a certified copy of it;

(c) in the case of a Representative, the appointment of the Representative in accordance with the Corporations Act (for example, a copy of the minute recording the resolution by which the Representative was appointed, certified as true and correct by a director or secretary of the body corporate, or a certificate duly executed by the body corporate certifying the appointment of the Representative); or

(d) in the case of any appointment under this Part 10 which is transmitted to the Company electronically, the identity of the person who transmitted the message containing the appointment.

10.6 Standing appointments

A Member may appoint a proxy, attorney or Representative to act at a particular meeting of Members or make a standing appointment and may revoke any appointment. A proxy, attorney or Representative need not be a Member.

10.7 Suspension of proxy or attorney's powers if Member present

(a) A proxy or attorney has no power to act for a Member at a meeting at which the Member is present:

(i) in the case of an individual, in person; or

(ii) in the case of a body corporate, by a Representative.

(b) A proxy has no power to act for a Member at a meeting at which the Member is present by an attorney.

10.8 Priority of conflicting appointments of attorney or representative

If more than 1 attorney or Representative appointed by a Member is present at a meeting of Members and the Company has not received notice of revocation of any of the appointments:

(a) an attorney or Representative appointed to act at that particular meeting may act to the exclusion of an attorney or Representative appointed under a standing appointment; and

(b) subject to rule 10.7(a)(i), an attorney or Representative appointed under the most recent appointment may act to the exclusion of an attorney or Representative appointed earlier in time.

10.9 More than 2 current proxy appointments

An appointment of a proxy by a Member is revoked (or, in the case of a standing appointment, suspended for that particular meeting) if the Company receives a further appointment of a proxy from that Member which would result in there being more than 2 proxies of that Member entitled to act at a meeting. The appointment of proxy made first in time is the first to be treated as revoked or suspended by this rule.

11 The Directors

11.1 Number of Directors

The number of Directors is to be not less than five nor more than:

(a) 10; or

(b) any lesser number than 10 determined by the Directors (but the number must not be less than the number of Directors in office at the time the determination takes effect).

The Directors in office at the time of adoption of this Constitution continue in office subject to this Constitution.

11.2 Change of number of Directors

The Company in general meeting may by resolution increase or reduce the number of Directors, and may also determine the rotation in which the increased or reduced number is to retire from office.

11.3 Rotation of Directors

At each annual general meeting one-third of the Directors for the time being, or, if their number is not three nor a multiple of three, then the number nearest one-third, and any other Director who has held office for three years or more since last being elected, must retire from office.

In determining the number of Directors to retire, account is not to be taken of:

(a) a Director who only holds office until the conclusion of the meeting in accordance with rule 11.8;

(b) the Managing Director who is exempt from retirement by rotation in accordance with rule 12.10; or

(c) a Director who vacates office under any provision of the Corporations Act concerning the maximum age of directors.

11.4 Office held until conclusion of meeting

A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election.

11.5 Directors to retire

The Directors to retire at any annual general meeting must be those who have been longest in office since their last election, but, as between persons who were last elected as Directors on the same day, those to retire must be determined by lot, unless they otherwise agree among themselves.

11.6 Director elected at general meeting

Subject to the Corporations Act and to the number of Directors set under rules 11.1 and 11.2 not being exceeded the Company may, at a general meeting at which a Director retires or otherwise vacates office, by resolution fill the vacated office by electing a person to that office.

11.7 Eligibility for election as Director

Except for:

(a) a person who is eligible for election or re-election under rule 11.4 or 11.8; or

(b) a person whose office as a Director becomes vacant by operation of section 201C(3) of the Corporations Act,

a person is not eligible for election as a Director at a general meeting of the Company unless a consent to nomination signed by the person has been lodged at the Registered Office at least:

(c) in the case of a person recommended for election by the Directors, at any time before the general meeting; and

(d) in any other case, 30 business days before the general meeting, or any other period permitted under the Listing Rules or the Corporations Act.

11.8 Casual vacancy

The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the maximum number determined in accordance with rule 11.1.

A Director appointed under this rule holds office until the conclusion of the next annual general meeting of the Company but is eligible for election at that meeting. This provision does not apply to one Managing Director nominated by the Directors under rule 12.10.

11.9 Remuneration of Directors

The Directors are entitled to be remunerated for their services as Directors and the total amount or value of the remuneration must not exceed $1,750,000 per annum (inclusive of superannuation contributions) or any other amount per annum determined by the Company in general meeting. The remuneration is to be divided among the Directors in the proportion and manner agreed between them or, in default of agreement, equally. The remuneration may be provided in any manner the Directors decide, which may include provision of non cash benefits (and, to avoid doubt, such non cash benefit may include the issue or purchase of shares in the Company or the grant of options over shares in the Company).

If the Directors decide to include non cash benefits in a Director's remuneration the Directors must also decide the manner in which the value of those benefits is to be calculated for the purposes of this rule.

The remuneration of a Director is taken to accrue from day to day, except that remuneration in the form of non cash benefit is taken to accrue at the time that the benefit is provided to the Director, subject to the terms on which the benefit is provided. This rule does not apply to the remuneration of a Managing Director or an Executive Director in either capacity.

11.10 Additional or special duties

If a Director at the request of the Directors performs additional or special duties for the Company, the Company may remunerate that Director as

determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's remuneration under rule 11.9.

11.11 Retirement benefit or compensation for loss of office

Subject to the Listing Rules and Corporations Act:

(a) the Company may pay a former Director, or the personal representatives of a Director who dies in office, a retirement benefit in recognition of past services of an amount determined by the Directors. The Company may also enter into a contract with a Director providing for payment of a retiring benefit; and

(b) the Company may pay a former Director a payment as to compensation for loss of office.

A retirement benefit paid under this rule is not remuneration to which rule 11.9 applies.

11.12 Expenses

A Director is also entitled to be reimbursed out of the funds of the Company such reasonable travelling, accommodation and other expenses as the Director may incur when travelling to or from meetings of the Directors or a Committee or when otherwise engaged on the business of the Company. An expense paid under this rule is not remuneration to which rule 11.9 applies.

11.13 Director's interests

Subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, a Director may:

(a) hold any office or place of profit in the Company, except that of auditor;

(b) hold any office or place of profit in any other company, body corporate, trust or entity promoted by the Company or in which it has an interest of any kind;

(c) be a member or creditor of any corporation (including the Company) or partnership other than the auditor;

(d) enter into any contract or arrangement with the Company;

(e) participate in any association, institution, fund, trust or scheme for past or present employees of the Company or Directors or persons dependent on or connected with them;

(f) act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as auditor;

(g) participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors;

(h) sign or participate in the execution of a document by or on behalf of the Company; and

(i) do any of the above despite the fiduciary relationship of the Director's office:

   (i) without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

   (ii) without affecting the validity of any contract or arrangement.

A reference to the Company in this rule 11.13 is also a reference to each related body corporate of the Company.

11.14 Vacation of office of Director

In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company; or

(c) is not present personally or by proxy or Alternate Director at meetings of the Directors for a continuous period of three months without leave of absence from the Directors.

12 Powers and duties of Directors

12.1 Directors to manage Company

The business of the Company is to be managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

12.2 Specific powers of Directors

Without limiting the generality of rule 12.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

12.3 Appointment of attorney

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

12.4 Provisions in power of attorney

A power of attorney granted under rule 12.3 may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate (including by way of appointment of a substitute attorney) all or any of the powers, authorities and discretions vested in the attorney.

12.5 Signing of cheques

The Directors may determine the manner in which and persons by whom cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and receipts for money paid to the Company, may be signed, drawn, accepted, endorsed or otherwise executed.

12.6 Directors' committees

The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a committee or committees consisting of at least one Director and such other persons as they think fit.

12.7 Powers delegated to Directors' committees

A committee to which any powers have been delegated under rule 12.6 must exercise those powers in accordance with any directions of the Directors. A power so exercised is taken to have been exercised by the Directors.

12.8 Appointment of Managing and Executive Directors

The Directors may:

(a) appoint one or more of their number to the office of Managing Director or as an Executive Director or to any other office, except auditor, or employment under the Company for the period and on the terms they think fit;

(b) subject to the terms of any contract between the relevant Director and the Company, at any time remove or dismiss any Managing Director or Executive Director from that office; and

(c) appoint another Director to that office.

12.9 Ceasing to be Managing or Executive Director

A Managing Director or Executive Director automatically ceases to be a Managing Director or Executive Director on ceasing to be a Director.

12.10 One Managing Director exempt

One Managing Director, nominated by the Directors, is exempt from the election requirement under rule 11.8 and from retirement by rotation and is not counted under rule 11.3 for determining the number of Directors to retire by rotation.

12.11 Remuneration of Managing and Executive Directors

The remuneration of a Managing Director or an Executive Director may be fixed by the Directors and may be by way of salary or commission or participation in profits or by all or any of those modes, but may not be by a commission on or percentage of operating revenue.

12.12 Powers of Managing and Executive Directors

The Directors may:

(a) confer on a Managing Director or an Executive Director such of the powers exercisable by them, on such terms and conditions and with such restrictions, as they think fit; and

(b) withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

12.13 Powers of Delegation

The powers of delegation expressly or impliedly conferred by this Constitution on the Directors are so conferred in substitution for, and to the exclusion of, the power conferred by section 198D of the Corporations Act.

13 Proceedings of Directors

13.1 Directors' meetings

The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

13.2 Director may convene a meeting

A Director may at any time, and the Secretary must on the written request of a Director, convene a meeting of the Directors.

13.3 Use of technology

(a) Subject to the Corporations Act, a meeting of the Directors may be held using any technology. A meeting of the Directors held solely or partly by technology is treated as held at the place at which the greatest number of the Directors present at the meeting is located or, if an equal number of Directors is located in each of 2 or more places, at the place where the chairman of the meeting is located.

(b) If, before or during a meeting, any technical difficulty occurs where one or more Directors cease to participate, the Chairman may adjourn the meeting until the difficulty is remedied or may, where a quorum of Directors remains present, continue the meeting.

13.4 Questions decided by majority

A question arising at a meeting of Directors is to be decided by a majority of votes of Directors present and entitled to vote and that decision is for all purposes a decision of the Directors.

13.5 Alternate Director and voting

A person who is present at a meeting of Directors as an Alternate Director for another Director has one vote for each absent Director who would be entitled to vote if present at the meeting and for whom that person is an Alternate Director and, if that person is also a Director, has one vote as a Director in that capacity.

13.6 Chairman's casting vote

In the event of an equality of votes cast for and against a question:

(a) the chairman of the meeting has a second or casting vote, unless:

(i) only two Directors are present and entitled to vote at the meeting on the question; or

(ii) the chairman of the meeting it not entitled to vote; and

(b) if the chairman does not have a second or casting vote under rule 13.6(a), the question is decided in the negative.

13.7 Appointment of Alternate Director

Subject to the Corporations Act, a Director may appoint a person, approved by a majority of the other Directors to be an Alternate Director in the Director's place during such period as the Director thinks fit.

13.8 Alternate Director and meetings

An Alternate Director is entitled to notice of all meetings of the Directors only if the appointer requests notices to be sent and if the appointor does not participate in a meeting, the Alternate Director is entitled to participate and vote in the appointor's place.

13.9 Alternate Director's powers

An Alternate Director may exercise all the powers of the appointor except the power to appoint an Alternate Director and, subject to the Corporations Act, may perform all the duties of the appointor except if the appointor has exercised or performed them.

13.10 Alternate Director responsible for own acts and defaults

Whilst acting as a Director, an Alternate Director:

(a) is an officer of the Company and not the agent of the appointor; and

(b) is responsible to the exclusion of the appointor for the Alternate Director's own acts and defaults.

13.11 Alternate Director and remuneration

An Alternate Director is not entitled to receive from the Company any remuneration or benefit under rule 11.9 or 11.11.

13.12 Termination of appointment of Alternate Director

The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor ceases to be a Director.

13.13 Appointment or termination in writing

An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

13.14 Alternate Director and number of Directors

An Alternate Director is not to be taken into account separately from the appointor in determining the number of Directors.

13.15 Quorum for Directors' meeting

Amended by resolution of Sole Member on 11 July 2002

The number of Directors whose presence in person or by proxy is necessary to constitute a quorum for a meeting of Directors is three or any greater number determined by the Directors and a quorum must be present for the whole meeting.

An Alternate Director who is also a Director or a person who is an Alternate Director for more than 1 appointer may only be counted once toward a quorum.

13.16 Remaining Directors may act

The continuing Directors may act despite a vacancy in their number. If their number is reduced below the minimum fixed by rule 11.1, the continuing Directors may, except in an emergency, act only for the purpose of filling vacancies to the extent necessary to bring their number up to that minimum or to convene a general meeting.

13.17 Chairman of Directors

The Directors may elect one of their number as chairman of their meetings and may also determine the period for which the person elected as chairman is to hold office.

13.18 Absence of chairman at Directors' meeting

If a Directors' meeting is held and:

(a) a chairman has not been elected under rule 13.17; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Directors present must elect one of their number to be a chairman of the meeting.

13.19 Chairman of Directors' committee

The members of a committee may elect one of their number as chairman of their meetings. If a meeting of a committee is held and:

(a) a chairman has not been elected; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chairman of the meeting.

13.20 Meetings of Directors' committee

A committee may meet and adjourn as it thinks proper.

13.21 Determination of questions

Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting. In the event of an equality of votes the chairman of the meeting has a casting vote, unless only two members of the committee are present and entitled to vote at the meeting on the question.

13.22 Circulating resolutions

If:

(a) each Director, and each Alternate Director in respect of whom the appointor has given notice under rule 13.8, is given a document setting out a proposed resolution; and

(b) at least two-thirds of the Directors who are entitled to vote on the resolution state that they are in favour of the resolution by signing the document,

a Directors' resolution in those terms is passed at the time when the last of the Directors who constitute the majority signs.

13.23 Additional provisions concerning written resolutions

For the purpose of rule 13.22:

(a) a document may be given to a Director or Alternate Director by sending it to the place or address (including electronic address) notified by the Director or Alternate Director from time to time;

(b) two or more separate documents in identical terms, each of which is signed by one or more Directors, are treated as one document;

(c) signature of a document by an Alternate Director is not required if the appointor of that Alternate Director has signed the document;

(d) signature of a document by the appointor of an Alternate Director is not required if that Alternate Director has signed the document in that capacity;

(e) a telex, telegram or facsimile or a message in electronic form containing the text of the document expressed to have been signed by a Director that is sent to the Company is a document deemed to be signed by that Director at the time of its receipt by the Company; and

(f) accidental failure to give notice of a document under rule 13.22, or non-receipt of such document by a Director, does not result in the resolution being invalid.

13.24 Minutes

The Directors must cause minutes of meetings to be made and kept in accordance with the Corporations Act.

13.25 Validity of acts of Directors

All acts done at a meeting of the Directors or of a committee of Directors, or by a person acting as a Director are, even if it is afterwards discovered that:

(a) there was a defect in the appointment or continuance in office of a person as a Director or of the person so acting; or

(b) a person acting as a Director was disqualified or was not entitled to vote,

as valid as if the relevant person had been duly appointed or had duly continued in office and was qualified and entitled to vote.

14 Secretary

14.1 Appointment of Secretary

There must be at least one Secretary of the Company who is to be appointed by the Directors.

14.2 Suspension and removal of Secretary

The Directors may suspend or remove a Secretary from that office.

14.3 Powers, duties and authorities of Secretary

A Secretary holds office on the terms and conditions (including as to remuneration) and with the powers, duties and authorities, as determined by the Directors. The exercise of those powers and authorities and the performance of those duties by a Secretary is subject at all times to the control of the Directors.

15 Seals

15.1 Safe custody of common seals

The Directors must provide for the safe custody of any seal of the Company.

15.2 Use of common seal

If the Company has a common seal or duplicate common seal:

(a) it may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise its use; and

(b) every document to which it is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

16 Inspection of records

16.1 Inspection by Members

Subject to the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Members (other than Directors).

16.2 Right of a Member to inspect

A Member (other than a Director) does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

17 Dividends and reserves

17.1 Payment of dividend

Subject to the Corporations Act, this Constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by the Company to, or at the direction of, each Member entitled to that dividend.

17.2 No interest on dividends

Interest is not payable by the Company on a dividend.

17.3 Reserves and profits carried forward

The Directors may:

(a) before paying any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied; and

(b) carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

Pending application, any sum set aside as a reserve may, at the discretion of the Directors, be used in the business of the Company or be invested as the Directors think fit.

17.4 Source of dividends

Subject to the Listing Rules, the Directors may resolve to pay a dividend to some Members out of a particular reserve or out of profit derived from a particular source and pay the same dividend to other Members entitled to it out of other reserves or profits.

17.5 Calculation and apportionment of dividends

Subject to the rights of any persons entitled to shares with special rights as to dividend and to the terms of any shares issued to the contrary, the profits of the Company are divisible among the Members so that, on each occasion on which a dividend is paid:

(a) the same sum is paid on each share on which all amounts payable have been paid; and

(b) the sum paid on a share on which all amounts payable have not been paid is the proportion of the sum referred to in paragraph (a) that the amount paid on the shares bears to the total of the amounts paid and payable on the share.

To determine the amount paid on a share, exclude any amount:

(c) paid or credited as paid in advance of a call; and

(d) credited as paid on a share to the extent that it exceeds the value (ascertained at the time of issue of the share) of the consideration received for the issue of the share.

17.6 Deductions from dividends

The Directors may deduct from any dividend payable to, or at the direction of, a Member all sums of money (if any) presently payable by that Member to

the Company on account of calls or otherwise in relation to shares in the Company.

17.7 Distribution of specific assets

When resolving to pay a dividend, the Directors may:

(a) resolve that the dividend be satisfied either wholly or partly by the distribution of specific assets to some or all of the persons entitled to the dividend, including fully paid shares in or debentures of the Company or fully paid shares in or debentures of any other body corporate; and

(b) direct that the dividend payable in respect of any particular shares be satisfied wholly or partly by such a distribution and that the dividend payable in respect of other shares be paid in cash.

17.8 Resolution of distribution difficulties

If a difficulty arises in regard to a distribution under rule 17.7, the Directors may:

(a) settle the matter as they consider expedient;

(b) fix the value for distribution of the specific assets or any part of those assets;

(c) determine that cash payments will be made to, or at the direction of, any Members on the basis of the value so fixed in order to adjust the rights of all parties; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

If a distribution of specific assets to, or at the direction of, a particular Member or Members is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

17.9 Payment to holders and joint holders

A dividend, interest or other money payable in cash in respect of shares may be paid using any payment method elected by the Company including:

(a) by cheque sent through the post directed to the address in the Register of the holder or, in the case of joint holders, to the address of the joint holder first named in the Register;

(b) by cheque sent through the post directed to such other address as the holder or joint holder in writing directs; or

(c) by some other method of direct credit determined by the Directors to the holder or holders shown on the Register or to such person or place directed by them.

17.10 Effectual receipt from one joint holder

Any one of two or more joint holders may give an effectual receipt for any dividend, interest or other money payable in respect of the shares held by them as joint holders.

17.11 Election to reinvest dividend

Subject to the Listing Rules, the Directors may grant to Members or any class of Members the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit.

17.12 Election to accept shares in lieu of dividend

Subject to the Listing Rules, the Directors may determine in respect of any dividend which it is proposed to pay on any shares of the Company that holders of the shares may elect:

(a) to forego the right to share in the proposed dividend or part of such proposed dividend; and

(b) to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit.

17.13 Unclaimed dividends

Unclaimed dividends may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

18 Capitalisation of profits

18.1 Capitalisation of reserves and profits

The Directors:

(a) may resolve to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) may, but need not, resolve to apply the sum in any of the ways mentioned in rule 18.2, for the benefit of Members in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend.

18.2 Applying a sum for the benefit of Members

The ways in which a sum may be applied for the benefit of Members under rule 18.1 are:

(a) in paying up any amounts unpaid on shares held by Members;

(b) in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

18.3 Effecting the resolution

The Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) make cash payments in cases where shares or debentures become issuable in fractions;

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for:

  (i) the issue to them, credited as fully paid up, of any further shares or debentures; or

  (ii) the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised;

(c) fix the value of specific assets; and

(d) vest cash or specific assets in trustees,

and any agreement so made is effective and binding on all the Members concerned.

19 Service of documents

19.1 Document includes notice

In Part 19, a reference to a document includes a notice.

19.2 Methods of service

The Company may give a document to a Member:

(a) personally;

(b) by sending it by post to the address for the Member in the Register or an alternative address nominated by the Member; or

(c) by sending it to a fax number or electronic address nominated by the Member.

19.3 Post

A document sent by post:

(a) if sent to an address in Australia, may be sent by ordinary post; and

(b) if sent to an address outside Australia, must be sent by airmail,

and in either case is taken to have been received on the day after the date of its posting.

19.4 Fax or electronic transmission

If a document is sent by fax or electronic transmission, delivery of the document is taken:

(a) to be effected by properly addressing and transmitting the fax or electronic transmission; and

(b) to have been delivered on the day following its transmission.

19.5 Evidence of service

A certificate in writing signed by a Director or Secretary of the Company stating that a notice was sent is conclusive evidence of service.

19.6 Countings days

Subject to rule 8.4, the Corporations Act and the Listing Rules, if a specified period must pass after a notice is given before an action may be taken, the day on which the notice is given and the day on which the action is to be taken are excluded in reckoning the period.

19.7 Notices to "lost" members

If:

(a) on 2 or more consecutive occasions a notice posted to a member is returned unclaimed or with an indication that the Member is not known at the address to which it was sent; or

(b) the Directors believe on other reasonable grounds that a Member is not at the address shown in the Register,

the Company may give effective notice and future notices to that Member by exhibiting the notice of the Company's Registered Office for at least 48 hours.

This rule ceases to apply if the Member gives the Company notice of a new address.

19.8 Joint holders

A document may be given by the Company to the joint holders of a share by giving it to the joint holder first named in the Register in respect of the share.

19.9 Persons entitled to shares

A person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every document given in accordance with this rule to the person from whom that person derives title prior to registration of that person's title in the Register.

20 Winding up

20.1 Distribution of assets

If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

20.2 Powers of liquidator to vest property

The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability on the part of the holder.

20.3 Shares issued on special terms

Rules 20.1 and 20.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

21 Indemnity and insurance

21.1 Indemnity – Directors and Secretary

The Company, to the maximum extent permitted by law must:

(a) indemnify any current or former Director or Secretary of the Company or any of its Subsidiaries, against all liabilities incurred as such a Director or Secretary to a person including a liability incurred as a result of appointment or nomination by the Company or Subsidiary as a trustee or as a director, officer or employee of another corporation; and

(b) make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by a current or former Director or Secretary in defending an action for a liability incurred as such an officer or in resisting or responding to actions taken by a government agency, a duly constituted Royal Commission or other official

inquiry, a liquidator, administrator, trustee in bankruptcy or other authorised official.

An indemnity paid under this rule is not remuneration to which rule 11.9 applies.

21.2 Indemnity – Executive Officers

The Company, to the maximum extent permitted by law may:

(a) indemnify any current or former executive officer of the Company or any of its Subsidiaries, against all liabilities incurred as such an executive officer to a person including a liability incurred as a result of appointment or nomination by the Company or Subsidiary as trustee or as a director, officer or employee of another corporation; and

(b) make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by a current or former executive officer in defending an action for a liability incurred as such an officer or in resisting or responding to actions taken by a government agency, a duly constituted Royal Commission or other official inquiry, a liquidator, administrator, trustee in bankruptcy or other authorised official.

21.3 Insurance

The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been a Director, Secretary or executive officer of the Company or of a Subsidiary against liability incurred by the person in that capacity, including a liability for legal costs, unless:

(a) the Company is forbidden by statute to pay or agree to pay the premium; or

(b) the contract would, if the Company paid the premium, be made void by statute.

An insurance premium paid under this rule is not remuneration to which rule 11.9 applies.

21.4 Contract

The Company may enter into a contract with a person who is or has been a Director, Secretary or an executive officer of the Company to give:

(a) effect to the rights of the person conferred by this rule 21; and

(b) the person access to papers, including those documents provided from or on behalf of the Company or a subsidiary of the Company to the person during their appointment and those documents which were referred to in such documents or were made available to the person

for the purposes of carrying out their duties as a Director, Secretary or an executive officer of the Company.

21.5 No Limit

This rule 21 does not limit any right a person who is or has been a Director, Secretary or an executive officer of the Company otherwise has.

22 Restricted Securities

22.1 Disposal during Escrow Period

Restricted Securities cannot be disposed of during the Escrow Period except as permitted by the Listing Rules or ASX.

The Company must not acknowledge a disposal (including by registering a transfer) of Restricted Securities during the Escrow Period except as permitted by the Listing Rules or ASX.

22.2 Breach of Restriction Agreement or Listing Rules

During a breach of the Listing Rules relating to Restricted Securities, or a breach of a Restriction Agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

23 Small Holdings

23.1 Divestment Notice

If the Directors determine that a Member is a Small Holder or a New Small Holder the Company may give the Member a Divestment Notice to notify the Member:

(a) that the Member is a Small Holder or a New Small Holder, the number of Shares making up and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;

(b) that the Company intends to sell the Relevant Shares in accordance with this rule after the end of the Relevant Period specified in the Divestment Notice;

(c) if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Company in writing that the Member desires to retain the Relevant Shares and that if the Member does so the Company will not be entitled to sell the Relevant Shares under that Divestment Notice; and

(d) after the end of the Relevant Period the Company may for the purpose of selling the Relevant Shares that are in a CHESS Holding

initiate a Holding Adjustment to move those Shares from that CHESS Holding to an Issuer Sponsored or Certificated Holding.

If the SCH Business Rules apply to the Relevant Shares, the Divestment Notice must comply with the SCH Business Rules.

23.2 Relevant Period

For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

23.3 Company can sell Relevant Shares

At the end of the Relevant Period the Company is entitled to sell on-market or in any other way determined by the Directors:

(a) the Relevant Shares of a Member who is a Small Holder, unless that Member has notified the Company in writing before the end of the Relevant Period that the Member desires to retain the Relevant Shares, in which event the Company must not sell those Relevant Shares under that Divestment Notice; and

(b) the Relevant Shares of a Member who is a New Small Holder.

23.4 No obligation to sell

The Company is not bound to sell any Relevant Shares which it is entitled to sell under this Part but unless the Relevant Shares are sold within six weeks after the end of the Relevant Period the Company's right to sell the Relevant Shares under the Divestment Notice relating to those Shares lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

23.5 Company as Member's attorney

To effect the sale and transfer by the Company of Relevant Shares of a Member, the Member appoints the Company and each Director and Secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Company considers necessary or appropriate to effect the sale or transfer of the Relevant Shares and, in particular:

(a) to initiate a Holding Adjustment to move the Relevant Shares from a CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding; and

(b) to execute on behalf of the Member all deeds instruments or other documents necessary to transfer the Relevant Shares and to deliver any such deeds, instruments or other documents to the purchaser.

23.6 Conclusive evidence

A statement in writing by or on behalf of the Company under this rule is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Shares specified in the statement have been sold in accordance with this Part is conclusive against all persons claiming to be entitled to the Relevant Shares and discharges the purchaser from all liability in respect of the Relevant Shares.

23.7 Registering the purchaser

The Company must register the purchaser of Relevant Shares as the holder of the Relevant Shares transferred to the purchaser under this rule. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Shares transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Company under this Part.

23.8 Payment of proceeds

Subject to rule 23.9, where:

(a) Relevant Shares of a Member are sold by the Company on behalf of the Member under this rule; and

(b) the certificate for the Relevant Shares (unless the Company is satisfied that the certificate has been lost or destroyed or the Relevant Shares are Uncertificated Securities) has been received by the Company,

the Company must, within 60 days of the completion of the sale, send the proceeds of sale to the Member entitled to those proceeds by sending a cheque payable to the Member through the post to the address of the Member shown in the Register, or in the case of joint holders, to the address shown in the Register as the address of the Member whose name first appears in the Register. Payment of any money under this rule is at the risk of the Member to whom it is sent.

23.9 Costs

In the case of a sale of the Relevant Shares of a New Small Holder in accordance with this rule, the Company is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Company. In any other case, the Company or a purchaser must bear the costs of sale of the Relevant Shares. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Company in connection with the sale and transfer of the Relevant Shares.

23.10 Remedy limited to damages

The remedy of a Member to whom this rule applies, in respect of the sale of the Relevant Shares of that Member is expressly limited to a right of action in

damages against the Company to the exclusion of any other right, remedy or relief against any other person.

23.11 Dividends and voting suspended

Unless the Directors determine otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this rule, then despite any other provision in this Constitution, the rights to receive payment of dividends and to vote attached to the Relevant Shares of that Member are suspended until the Relevant Shares are transferred to a new holder or that Member ceases to be a New Small Holder. Any dividends that would, but for this rule, have been paid to that Member must be held by the Company and paid to that Member within 60 days after the earlier of the date the Relevant Shares of that Member are transferred and the date that the Relevant Shares of that Member cease to be subject to a Divestment Notice.

23.12 12 month limit

If it is a requirement of the Listing Rules, the Company must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by rule 23.13).

23.13 Effect of takeover bid

From the date of the announcement of a takeover bid for the Shares until the close of the offers made under the takeover bid, the Company's powers under this rule to sell Relevant Shares of a Member cease. After the close of the offers under the takeover bid, the Company may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite rule 23.12 and the fact that it may be less than 12 months since the Company gave a Divestment Notice to that Member.

24 Definitions and Interpretation

24.1 Definitions

In this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate director under rule 13.7.

ASX means Australian Stock Exchange Limited.

Auditor means the appointed auditor of the Company.

Business Day means a day other than a Saturday, Sunday or public holiday in Melbourne.

CHESS means Clearing House Electronic Sub-register System.

CHESS Rules means the SCH Business Rules and the provisions of the Corporations Act and Listing Rules concerning the electronic share

registration and transfer system as and to the extent that they apply to the Company.

CHESS Approved Securities means securities of the Company which are approved by SCH in accordance with the SCH Business Rules.

Amended by special resolution effective 17 November 2003

Company means BlueScope Steel Limited.

Constitution means this constitution as amended from time to time, and a reference to an rule is a reference to an rule of this Constitution.

Corporations Act means the Corporations Act 2001 (Cwlth).

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director.

Directors means all or some of the Directors acting as a board.

Divestment Notice is a notice given under rule 23.1 to a Small Holder or a New Small Holder.

Executive Director means a person appointed as an executive director under rule 12.8.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Managing Director means a person appointed as a managing director (by any title approved by the Directors) under rule 12.8.

Market Value in relation to a Share is the closing price on SEATS of the Share.

Member means a person entered in the Register as a holder of shares in the capital of the Company.

New Small Holder is a Member who is the holder or a joint holder of a New Small Holding.

New Small Holding is a holding of Shares created after the date on which this rule came into effect by the transfer of a parcel of Shares the aggregate Market Value of which at the time a proper SCH transfer was initiated or a paper based transfer was lodged, was less than a marketable parcel of Shares as provided under the Listing Rules.

Part means a Part of this Constitution.

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of a determination means 20% per annum.

Register means the register of Members of the Company under the Corporations Act and if appropriate includes a branch register.

Registered Office means the registered office of the Company.

Relevant Period is the period specified in a Divestment Notice under rules 23.1 and 23.2.

Relevant Shares are the Shares specified in a Divestment Notice.

Representative means a person appointed to represent a corporate Member at a general meeting of the Company in accordance with the Corporations Act.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

SCH means ASX Settlement and Transfer Corporation Pty Limited.

SCH Business Rules means the Business Rules made by SCH.

Secretary means a person appointed under rule 14.1 as a secretary of the Company and where appropriate includes an acting secretary and a person appointed by the Directors to perform all or any of the duties of a secretary of the Company.

Shares for the purposes of rule 23 are shares in the Company all of the same class.

Small Holder is a Member who is the holder or a joint holder of a Small Holding.

Small Holding is a holding of Shares the aggregate Market Value of which at the relevant date is less than a marketable parcel of Shares as provided under the Listing Rules.

State means the State or Territory in which the Company is for the time being registered.

Subsidiary means an entity which is a subsidiary of the Company as defined in the Corporations Act or is a subsidiary or otherwise controlled by the Company within the meaning of any approved accounting standard.

24.2 Interpretation

In this Constitution unless the contrary intention appears:

(a) **(gender)** words importing any gender include all other genders;

(b) **(person)** the word person includes a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(c) **(singular includes plural)** the singular includes the plural and vice versa;

(d) **(regulations)** a reference to a law includes regulations and instruments made under the law;

(e) **(amendments to statutes)** a reference to a law or a provision of a law includes amendments, re-enactments or replacements of that law or the provision, whether by the State or the Commonwealth of Australia or otherwise;

(f) **(from time to time)** a power, an authority or a discretion reposed in a Director, the Directors, the Company in general meeting or a Member may be exercised at any time and from time to time; and

(g) **(amount paid)** a reference to an amount paid on a share includes an amount credited as paid on that share;

(h) **(signed)** where, by a provision of this Constitution, a document including a notice is required to be signed, that a requirement may be satisfied in relation to an electronic communication of the document in any manner permitted by law or by any State or Commonwealth law relating to electronic transmissions or in any other manner approved by the Directors; and

(i) **(writing)** "writing" and "written" includes printing, typing and other modes of reproducing words in a visible form including, without limitation, any representation of words in a physical document or in an electronic communication or form or otherwise.

24.3 Corporations Act

In this Constitution unless the contrary intention appears:

(a) an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act, the same meaning as in that provision of the Corporations Act; and

(b) "section" means a section of the Corporations Act.

24.4 Listing Rules and SCH Business Rules - interpretation

In this Constitution, unless the contrary intention appears:

(a) the expressions "Certificated Holding", "CHESS Holding", "Holding Adjustment" and "Issue Sponsored Holding" have the same meanings as in the SCH Business Rules; and

(b) the expressions "closing price on SEATS", "Takeover Bid", "Uncertificated Securities", "disposed of", "disposed", "Escrow Period" and "Restricted Securities" have the same meaning as in the Listing Rules.

24.5 Headings and Parts

Headings are inserted for convenience and are not to affect the interpretation of this Constitution.

This Constitution is divided into Parts as indicated by its Contents.

24.6 Replaceable rules not to apply

The provisions of the Corporations Act that apply as replaceable rules are displaced by this Constitution and accordingly do not apply to the Company.

24.7 Currency

The Directors may:

(a) differentiate between Members as to the currency in which any amount payable to a Member is paid (whether by way of or on account of dividends, repayment of capital, participation in surplus property of the Company or otherwise);

(b) determine to pay a distribution in a currency other than Australian and the amount payable will be converted from Australian currency in any manner, at any time and at any exchange rate as the Directors think fit; and

(c) in deciding the currency in which a payment is to be made to a Member, have regard to the registered address of the Member, the register on which a Member's shares are registered and any other matters as the Directors consider appropriate.

24.8 Application of Listing Rules

In this Constitution a reference to the Listing Rules only applies while the Company is on the official list of ASX.

While the Company is on the official list of ASX:

(a) despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done as the case may be;

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is taken to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is taken not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is taken not to contain that provision to the extent of the inconsistency.

Constitution

Schedule 1 - Rights attaching to preference shares

1 Terms of preference shares

The Company may issue preference shares under rule 1.3 on the following terms:

(a) each preference share confers on the holder a right to receive a preferential dividend at the rate and on the basis decided by the Directors under the terms of issue;

(b) in addition to the preferential dividend, each preference share may participate with the ordinary shares in profits if, and to the extent that, the Directors decide under the terms of issue;

(c) the preferential dividend may be cumulative if, and to the extent that, the Directors decide under the terms of issue;

(d) each preference share confers on its holder:

(i) the right to the preferential dividend in priority to the payment of any dividend on any other class of shares; and

(ii) the right in a winding up or redemption to payment in cash in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

(B) any amount paid on the share;

(e) if, and to the extent that, the Directors decide under the terms of issue that, a preference share does not confer on its holder any right to participate in the profits or property of the Company except as set out above;

(f) to the extent that the Directors decide under the terms of issue, a preference share may confer a right to a bonus issue or capitalisation of profits in favour of holders of those shares only;

(g) a preference share does not entitle its holder to vote at any general meeting of the Company except:

(i) on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the share;

(C) to wind up the Company; or

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy back agreement;

(iii) during a period in which a dividend or part of a dividend on the share is in arrears;

(iv) during the winding up of the Company;

(v) in any other circumstance the Board determines at the time of issue; and

(h) each preference share confers on its holder the same rights as those conferred by the Constitution upon the holders of ordinary shares in relation to receiving notices of general meetings, reports, balance sheets and accounts and of attending and being heard at all general meetings of the Company.

2 Foreign Currency

Where any amount is payable by the Company to the holder of a preference share in a currency other than Australian dollars, and the amount is not paid when due or at the commencement of the Company's winding up, the holder may give notice to the Company requiring payment of an amount in Australian dollars equal to the foreign currency amount calculated by applying the reference rate on the date of payment for the sale of the currency in which the payment is to be made for Australian dollars. Reference rate means the rate applicable in the market and at the time determined by the Directors before allotment of those preference shares and specified in the terms of issue for those preference shares.

3 Listing Rules

The rights of preference share holders must be consistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by ASX.

4 Conversion to ordinary shares

A preference share which, in accordance with its terms of issue, may be converted into an ordinary share will, at the time of conversion and without any further act, have the same rights as a fully paid ordinary share and rank equally with other fully paid ordinary shares on issue. This is subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion. In addition, the terms of issue of the preference share may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

BLUESCOPE STEEL

SEC File
No. 82-34676

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 17 November 2003

BLUESCOPE STEEL NAME IS OFFICIAL

Today is the first official day of trading as BlueScope Steel Limited (ASX: *BSL*). The Company is Australia's leading steel solutions provider.

Following the necessary approvals and an overwhelmingly positive shareholder vote at the Company's Annual General Meeting last week, the Company previously known as BHP Steel Limited has changed its name to BlueScope Steel Limited.

Managing Director and CEO of BlueScope Steel Mr Kirby Adams said, "Today marks a new chapter in the history of our organisation. BlueScope Steel is a company focused on the future, looking ahead, providing inspired steel solutions for our customers and strength and colour to our communities. Our change of name represents an important and significant step in the evolution of our Company."

BlueScope Steel was publicly listed 15 July 2002 as BHP Steel. As a condition of its demerger from BHP Billiton, the Company was required to change its name by 30 June 2004.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel Limited is the leading steel producer in Australia and New Zealand, suppling some 80 per cent of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts:

Sandi Harwood/ Penny Repse
Media Relations
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006/ 0439 995 850
E-mail
Sandi.Harwood@bluescopesteel.com
Penny.Repse@ bluescopesteel.com

John Knowles
Vice President, Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 893 491
E-mail:
John.Knowles@ bluescopesteel.com

DAVID CANTRICK-BROOKS
Level 11
120 Collins Street
MELBOURNE VIC 3000

Certificate of Registration on Change of Name



This is to certify that

BHP STEEL LIMITED

Australian Company Number 000 011 058

did on the seventeenth day of November 2003 change its name to

BLUESCOPE STEEL LIMITED

Australian Company Number 000 011 058

The company is a public company.

The company is limited by shares.

The company is taken to be registered under the Corporations Act 2001 in New South Wales and the date of commencement of registration is the fifteenth day of March, 1921.

Issued by the
Australian Securities and Investments Commission
on this seventeenth day of November, 2003.

David Knott
Chairman

CERTIFICATE




Annual General Meeting



Annual General Meeting

Graham Kraehe

Chairman

12 November 2003

Board of Directors




GRAHAM KRAEHE
Chairman



RON MCNEILLY
Deputy Chairman



KIRBY ADAMS
MD & CEO






TAN YAM PIN
Non-Executive Director

JOHN CRABB
Non-Executive Director

DIANE GRADY
Non-Executive Director

KEVIN McCANN
Non-Executive Director

PAUL RIZZO
Non-Executive Director



Annual General Meeting

Graham Kraehe

Chairman

12 November 2003

SEC File
No. 82-34676



Chairman's Address


Share price performance since public listing
Base = 100
200
180
160
140
120
100
80
60
15-Jul
26-Aug
7-Oct
18-Nov
30-Dec
10-Feb
24-Mar
5-May
16-Jun
28-Jul
15-Sep
10-Nov
BSL
ASX 100

FY2003 – A Very Good Start for BSL

- Revenue — $5.3 billion — *First time above $5.0 billion.*
- Despatches — 6.8 million metric tonnes — *Record shipments.*
- Net Profit After Tax — $452 million
- Earnings Per Share — 57.1¢
- Dividends / Shares — 22¢ Fully Franked — *Scheme Booklet Forecast was 20¢ 0/40% Franking.*
- Special Dividend — 7¢ Fully Franked
- Return on Invested Capital — 14.5%
- Net Cash Flow — $598 million
- Buyback (30 June 2003) — 8.3 million shares — *27 August 2003 21.9 million shares.*
- Debt Reduced — By $540 million — *To $168 million.*
- Gearing (net debt) — 2.4%


Strong financial performance across all segments
FY02
FY03
500
400
300
200
100
0
A$ Millions
471
97
• PKSW
- Slab
- HRC
- Plate
• NSBHP
• Castrip
12
44
57
119
71
84
Hot Rolled Products
New Zealand Steel
Coated Products Australia
Coated Products Asia
EBIT Growth
+386%
+267%
+109%
+18%
Return on Net
Assets (Pre-Tax)
25.7%
10%
9.3%
18.9%

Hot Rolled Products

North Star BHP Steel – Delta, Ohio



1:

- Customer Satisfaction
- Quality
- Delivery

Strong financial performance across all segments

FY02
FY03
A$ Millions
500
400
300
200
100
0
97
471
12
44
57
119
71
84
Hot Rolled Products
New Zealand Steel
Coated Products Australia
Coated Products Asia

	Hot Rolled Products	New Zealand Steel	Coated Products Australia	Coated Products Asia
EBIT Growth	+386%	+267%	+109%	+18%
Return on Net Assets (Pre-Tax)	25.7%	10%	9.3%	18.9%

New Zealand Steel

Strong financial performance across all segments

FY02 FY03

A$ Millions

500
400
300
200
100
0

	Hot Rolled Products	New Zealand Steel	Coated Products Australia	Coated Products Asia
FY02	97	12	57	71
FY03	471	44	119	84
EBIT Growth	+386%	+267%	+109%	+18%
Return on Net Assets (Pre-Tax)	25.7%	10%	9.3%	18.9%

- Western Port
- Springhill
- Packaging Products
- Service Centres
- Lysaght

Coated Products Australia



Strong financial performance across all segments

FY02 FY03

A$ Millions

500
400
300
200
100
0

	Hot Rolled Products	New Zealand Steel	Coated Products Australia	Coated Products Asia
FY02	97	12	57	71
FY03	471	44	119	84
EBIT Growth	+386%	+267%	+109%	+18%
Return on Net Assets (Pre-Tax)	25.7%	10%	9.3%	18.9%

Guangzhou Stadium - China



FY2003 – A Very Good Start for BSL

• Revenue	$5.3 billion	*First time above $5.0 billion.*
• Despatches	6.8 million metric tonnes	*Record shipments.*
• Net Profit After Tax	$452 million	
• Earnings Per Share	57.1¢	
• Dividends / Shares	22¢ Fully Franked	*Scheme Booklet Forecast was 20¢ 0/40% Franking.*
• Special Dividend	7¢ Fully Franked	
• Return on Invested Capital	14.5%	
• Net Cash Flow	$598 million	
• Buyback (30 June 2003)	8.3 million shares	*27 August 2003 21.9 million shares.*
• Debt Reduced	By $540 million	*To $168 million.*
• Gearing (net debt)	2.4%	

BHP Steel Thailand – 11 million hours LTI-free





Change in Shareholder Base

Board of Directors

SEC File
No. 82-34676



Corporate Governance



Remuneration Strategy



Current Trading and Outlook





Annual General Meeting

Graham Kraehe

Chairman

12 November 2003

SEC File
No. 82-34676



Annual General Meeting

Kirby Adams
Managing Director & CEO
12 November 2003

Factors contributing to our performance

- Your company's integrity
- Our operational performance
- Our strategy

Our Bond – BHP Steel's 'Charter'

We and our customers proudly bring inspiration, strength and colour to communities with BHP Steel.

Our customers are our partners.
Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

Our people are our strength.
Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

Our shareholders are our foundations.
Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together, make us all stronger.

Our communities are our homes.
Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.

Our operational performance

1. Leadership
2. Business excellence
3. Customer engagement
4. Employee motivation / incentives
5. Improved global markets

Our operational performance

1. Leadership

2. Business excellence

3. Customer engagement

4. Employee motivation / incentives

5. Improved global markets

Safety – World class performance


Further 30% improvement in Lost Time Injury Frequency Rate . . .
Our Goal is Zero Harm
Average LTIFR in NSW manufacturing sector 2001
Injuries resulting in lost time per million man-hours worked
40
35
30
25
20
15
10
5
0
33
35
29
16
14
8
4.8
3.7
4
3.4
2.7
1.8
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
* Includes contractors from 1996

Our operational performance

1. Leadership

2. Business excellence

3. Customer engagement

4. Employee motivation / incentives

5. Improved global markets

Caring for the environment

SEC File
No. 82-34676



Annual General Meeting

Kirby Adams
Managing Director & CEO
12 November 2003

Our operational performance

1. Leadership
2. Business excellence
3. **Customer engagement**
4. Employee motivation / incentives
5. Improved global markets

Delivery performance – Iron & Slabmaking


% on-time delivery
100%
75%
50%
00/01
01/02
02/03
Q104

Our operational performance

1. Leadership
2. Business excellence
3. Customer engagement
4. **Employee motivation / incentives**
5. Improved global markets

Our operational performance

1. Leadership
2. Business excellence
3. Customer engagement
4. Employee motivation / incentives
5. **Improved global markets**

Increase in world steel consumption

	tonnes change (mmt)				% change			
REGION	**2001**	**2002**	**2003e**	**2004e**	**2001**	**2002**	**2003e**	**2004e**
China	*33*	*37*	***46***	***33***	*23.3*	*21.3*	*21.7*	*12.8*
WORLD ex China	*(16)*	*14*	*7*	*19*	*(2.7)*	*2.4*	*1.2*	*3.0*
TOTAL WORLD	17	51	**53**	**52**	2.1	6.6	6.4	5.8

Source: International Iron & Steel Institute

Factors contributing to our performance

- Your company's integrity
- Our operational performance
- **Our strategy**

Geographic footprint

Asia / Pacific
23 Roll Forming Sites

Thailand
Cold Rolling 300kt
Metal Coating 175kt
Painting 90kt

Malaysia
Metal Coating 160kt
Painting 70kt

Indonesia
Metal Coating 90kt
Painting 25kt +25kt

Vietnam
MC 125kt
Painting 50kt

Brisbane
Painting 88kt

North Star JV
Hot Rolling 1.62mt (100%)
Castrip JV

Port Kembla / Springhill
Raw Steel 5.1mt
Hot Rolling 2.4mt
Plate 320kt
Cold Rolling 930kt
Tinplate/Blackplate 450kt
MC (3 lines) 750kt +34kt
PL (2 lines) 193kt +50kt

Australia
7 Service Centres
17 Roll Forming Sites

Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +58kt
Painting (2 lines) 330kt +23kt

New Zealand
Ironsand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 210kt +24kt
Painting 60kt

Strategy: Growing our downstream business

Illustrative

CURRENT
Solutions*
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
FUTURE
Solutions*
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
External sales
External Purchases
Internal transfers
Growth in internal transfers

* Solutions can incorporate any product, not just rollformed



Annual General Meeting

Kirby Adams

Managing Director & CEO

November 2003

World-class steelmakers

1. POSCO (South Korea)
2. Nucor (USA)
3. Baosteel (China)
4. Tata Steel (India)
5. **BHP Steel**
6. Gerdau (Brazil)
7. Severstal (Russia)
8. CST (Brazil)
9. China Steel (Taiwan)
10. Nippon Steel (Japan)
11. SDI (USA)
12. Anshan Steel (China)
13. JFE (Japan)
14. CSN (Brazil)
15. Dofasco (Canada)
16. Sha-gang (China)
17. Arcelor (E.U.)
18. LNM Group
19. U.S. Steel (USA)
20. Thyssen/Krupp (Germany)

Source: *World Steel Dynamics*, June 2003



Annual General Meeting

Kirby Adams

Managing Director & CEO

12 November 2003



Annual General Meeting
Formal Business

Resolution 1

Receiving and Considering Accounts and Reports

Resolution 2

Election of Directors

Election of Directors

Mr Kevin McCann retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

KEVIN McCANN



Resolution 2 (a)

To re-elect Mr H K McCann as a Director

	Number of shares	%
FOR	264,071,221	87.24
AGAINST	5,193,401	1.72
DISCRETIONARY*	33,444,533	11.05
		100%

* The number of the Chairman's discretionary proxy votes are 32,481,317 (10.73%)

Election of Directors

Mr Paul Rizzo retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

PAUL RIZZO



Resolution 2 (b)

To re-elect Mr P Rizzo as a Director

	Number of shares	%
FOR	267,244,873	87.79
AGAINST	3,733,417	1.23
DISCRETIONARY*	33,448,457	10.99
		100%

* The number of the Chairman's discretionary proxy votes are 32,481,190 (10.67%)

Election of Directors

Mr Tan Yam Pin, having been appointed by the Directors, vacates office in accordance with the Company's Constitution, and being eligible, offers himself for election.

TAN YAM PIN



Resolution 2 (c)

To elect Mr Y P Tan as a Director

	Number of shares	%
FOR	268,508,206	88.24
AGAINST	2,235,888	0.73
DISCRETIONARY*	33,536,002	11.02
		100%

* The number of the Chairman's discretionary proxy votes are 32,568,280 (10.70%)

Resolution 3

Change of Company Name

"That:

(a) the name of the Company be changed to BlueScope Steel Limited, with effect from a date determined by the Board, being no later than 2 February 2004; and

(b) the Constitution of the Company be amended by deleting in clause 24, the words "Company means BHP Steel Limited" and substituting "Company means BlueScope Steel Limited", with effect from a date determined by the Board, being no later than 2 February 2004."


BLUESCOPE
STEEL

Resolution 3

Change of Company Name

	Number of shares	%
FOR	265,359,100	87.63
AGAINST	4,558,005	1.51
DISCRETIONARY*	32,907,218	10.87
		100%

* The number of the Chairman's discretionary proxy votes are 32,022,731 (10.57%)


BLUESCOPE
STEEL

Resolution 4

Approval of participation by the Managing Director & CEO in the Employee Share Purchase Plan

"That the participation of the Managing Director and Chief Executive Officer, Mr Kirby Adams, in the Employee Share Purchase Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

Resolution 4

Approval of participation by the Managing Director and Chief Executive Officer in the Employee Share Purchase Plan

	Number of shares	%
FOR	253,352,026	86.82
AGAINST	13,996,258	4.8
DISCRETIONARY*	24,462,690	8.38
		100%

* The number of the Chairman's discretionary proxy votes are 23,569,954 (8.08%)

Resolution 5

Approval of grant of Share Rights to the Managing Director & CEO

"That the grant of Share Rights to the Managing Director and Chief Executive Officer, Mr Kirby Adams, under the Long Term Incentive Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

Resolution 5

Approval of grant of Share Rights to the
Managing Director and Chief Executive Officer

	Number of shares	%
FOR	223,187,315	75.36
AGAINST	48,511,074	16.38
DISCRETIONARY*	24,456,561	8.26
		100%

* The number of the Chairman's discretionary proxy votes are 23,560,472 (7.96%)

Resolution 6

Approval of the Non-Executive Director Share Plan

"That the implementation of a Non-Executive Director Share Plan described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."


SEC File
No. 82-34676

Resolution 6

Approval of the Non-Executive Director Share Plan

	Number of shares	%
FOR	249,387,314	85.45
AGAINST	17,999,660	6.17
DISCRETIONARY*	24,449,677	8.38
		100%

* The number of the Chairman's discretionary proxy votes are 23,567,311 (8.08%)



Annual General Meeting

SEC File
No. 82-34


BLUESCOPE
STEEL



SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 12 November 2003

SHAREHOLDERS RESOUNDINGLY APPROVE NAME CHANGE TO BLUESCOPE STEEL LIMITED

Shareholders of BHP Steel Limited (ASX: *BSL*) today resoundingly approved the new name, BlueScope Steel Limited, at the Company's Annual General Meeting held in Melbourne.

The Company plans to begin trading as BlueScope Steel Limited from Monday, 17 November 2003.

BlueScope Steel will retain the same ASX code (BSL).

Chairman Graham Kraehe said that the adoption of the BlueScope Steel name marked the start of a new chapter in the history of the Company.

"This is an exciting time. It is very pleasing that the reception for the new name has been so positive amongst our shareholders, customers and employees. BlueScope Steel is a name to take us forward with vision, innovation and the ability to grow and develop in new directions," said Mr. Kraehe.

One of the objectives was to find a name that reflected the dynamic environment and potential that has been unleashed as a result of the Company's public listing last year.

Kirby Adams, Managing Director and CEO, said that "BlueScope Steel is a great choice for a Company whose products add colour to the community. Blue is the Company's corporate colour and is retained in our logo. Scope suggests opportunity, innovation and the potential of the Company."

BHP Steel was publicly listed on 15 July 2002. As a condition of its demerger from BHP Billiton, the Company was required to change its name by 30 June 2004.

The full text of speeches from Chairman Graham Kraehe and Managing Director and CEO Kirby Adams are available on the Company's website at www.bluescopesteel.com or www.bhpsteel.com

Contacts:
Media
Sandi Harwood/ Penny Repse
Media Relations
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
0439 995 850

David Goodwin
Executive Vice President Corporate Affairs
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298

Investor Relations
John Knowles
Vice President, Investor Relations
Tel: 61+ 3 9666 4150
Mobile: +61 (0)419 893 491

SEC File
No. 82-34676


BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1900 999 279
Company	Australian Stock Exchange		
From	David Cantrick-Brooks	Date	12 November 2003
Subject	Results of Voting at AGM	Total pages including header	

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow the results of voting at today's Annual General Meeting of BHP Steel Limited.

Yours faithfully

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Postal Address: PO Box 18207, Collins Street East, Melbourne VIC 8003
Telephone: +61 3 9666 4000 Facsimile: +61 3 9666 4111 Website: www.bhpsteel.com

3

RESULTS OF MEETING

BHP STEEL LIMITED

ANNUAL GENERAL MEETING

Wednesday, November 12 2003


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

Resolution	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
1 - 'TO RE-ELECT MR H K MCCANN AS A DIRECTOR'	302,709,155	264,071,221	5,193,401	6,744,845	33,444,533	N/A	N/A	N/A
2 - 'TO RE-ELECT MR P J RIZZO AS A DIRECTOR'	304,426,747	267,244,873	3,733,417	5,047,979	33,448,457	N/A	N/A	N/A
3 - 'TO ELECT MR Y P TAN AS A DIRECTOR'	304,280,096	268,508,206	2,235,888	5,187,102	33,536,002	N/A	N/A	N/A
4 - 'TO CHANGE THE NAME OF THE COMPANY TO BLUESCOPE STEEL LIMITED'	302,824,323	265,359,100	4,558,005	6,475,363	32,907,218	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

SEC File
No. 82-34676

RESULTS OF MEETING

BHP STEEL LIMITED

ANNUAL GENERAL MEETING

Wednesday, November 12 2003

ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
Resolution	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
5 - 'TO ALLOW MR K C ADAMS TO PARTICIPATE IN THE EMPLOYEE SHARE PURCHASE PLAN'	291,810,974	253,352,026	13,996,258	8,332,401	24,462,690	N/A	N/A	N/A
6 - 'TO GRANT SHARE RIGHTS TO MR K C ADAMS UNDER THE LONG TERM INCENTIVE PLAN'	296,154,950	223,187,316	48,511,074	4,106,449	24,456,561	N/A	N/A	N/A
7 - 'TO IMPLEMENT THE NON-EXECUTIVE DIRECTOR SHARE PLAN'	291,836,651	249,387,314	17,999,660	8,393,205	24,449,677	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item


SEC File
No. 82-34676


BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1900 999 279
Company	Australian Stock Exchange		
From	David Cantrick-Brooks	Date	12 November 2003
Subject	AGM Addresses	Total pages including header	

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow copies of the addresses delivered by Mr Graham Kraehe (Chairman) and Mr Kirby Adams (Managing Director & CEO) at today's Annual General Meeting of BHP Steel Limited.

Yours faithfully

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Postal Address: PO Box 18207, Collins Street East, Melbourne VIC 8003
Telephone: +61 3 9666 4000 Facsimile: +61 3 9666 4111 Website: www.bhpsteel.com

ANNUAL GENERAL MEETING
10.00AM, WEDNESDAY, 12 NOVEMBER 2003

CHAIRMAN'S ADDRESS - GRAHAM KRAEHE

TOTAL SHAREHOLDER RETURN

SINCE OUR PUBLIC LISTING IN JULY LAST YEAR, YOUR COMPANY HAS BEEN SQUARELY FOCUSED ON THE CREATION OF SHAREHOLDER VALUE.

OUR COMMITMENT, AS OUTLINED IN THE COMPANY'S CHARTER – *OUR BOND* – IS TO DELIVER CONTINUING PROFITABILITY AND GROWTH IN VALUE.

I AM PLEASED TO REPORT THAT YOUR COMPANY HAS DELIVERED A VERY STRONG PERFORMANCE IN OUR FIRST YEAR. THIS PERFORMANCE REFLECTS THE UNDERLYING CALIBRE OF OUR ASSETS, THE QUALITY OF OUR MANAGEMENT TEAM AND THE EFFORTS OF OUR PEOPLE.

IN ITS FIRST YEAR, YOUR COMPANY HAS GENERATED $1 BILLION OF ADDITIONAL VALUE FOR SHAREHOLDERS.

THIS PLACES BHP STEEL IN THE TOP FEW COMPANIES ON THE AUSTRALIAN STOCK EXCHANGE IN TERMS OF TOTAL SHAREHOLDER RETURNS (OR TSR) AND HIGHLIGHTS THE VALUE FOCUS OF THE BOARD AND MANAGEMENT.

THE CHART ON THE SCREEN SHOWS THE PERFORMANCE OF OUR SHARE PRICE SINCE PUBLIC LISTING. AS YOU CAN SEE, BHP STEEL'S SHARE PRICE HAS SIGNIFICANTLY OUTPERFORMED THE ASX 100. OUR SHARE PRICE HAS RISEN FROM $2.90 AT LISTING TO OVER $5.00 TODAY, AN INCREASE OF SOME 90 PER CENT.

BHP STEEL IS NOW RANKED AMONG THE TOP 40 AUSTRALIAN COMPANIES LISTED ON ASX WITH A MARKET CAPITALISATION OF OVER $4 BILLION.

I BELIEVE THE APPRECIATION IN THE COMPANY'S SHARE PRICE REFLECTS THE STRENGTH OF OUR FINANCIAL PERFORMANCE, OUR CAPITAL MANAGEMENT PRACTICES, RECOGNITION OF OUR FOCUS ON DELIVERING VALUE FOR SHAREHOLDERS, AND SUPPORT FOR THE COMPANY'S STRATEGY.

2003 FINANCIAL YEAR PERFORMANCE

LADIES AND GENTLEMEN, THE SLIDE BEHIND ME PROVIDES A SUMMARY OF OUR FINANCIAL PERFORMANCE IN FY 2003. I WON'T COVER EVERY ITEM ON THE SLIDE – FULL DETAILS OF THE FINANCIAL PERFORMANCE ARE CONTAINED IN OUR ANNUAL REPORT – BUT I WOULD LIKE TO TALK BRIEFLY ABOUT SOME OF THE HIGHLIGHTS.

OUR INAUGURAL NET PROFIT AFTER TAX OF $452 MILLION AND NET CASH FLOW OF $598 MILLION REFLECTS OUR STRONG PERFORMANCE.

THE MAIN FACTORS THAT CONTRIBUTED TO THIS RESULT WERE IMPROVED INTERNATIONAL AND DOMESTIC PRICES FOR OUR PRODUCTS, HIGHER PRODUCTION AND DESPATCH LEVELS ACROSS ALL REPORTING SEGMENTS, AND FURTHER COST AND PROCESS IMPROVEMENTS.

OUR NET PROFIT WAS ACHIEVED AFTER ABSORBING A $14 MILLION PROVISION FOR COSTS ASSOCIATED WITH THE REQUIRED COMPANY NAME CHANGE AND $26 MILLION IN COSTS TO IMPROVE THE FINANCIAL POSITION OF THE AUSTRALIAN AND NEW ZEALAND DEFINED BENEFIT SUPERANNUATION FUNDS.

TOTAL REVENUE FOR THE YEAR WAS $5.3 BILLION, AN INCREASE OF 15 PER CENT ON THE PREVIOUS YEAR AND THE FIRST TIME THE REVENUE OF THIS BUSINESS HAS EXCEEDED $5 BILLION.

THIS NEXT SLIDE SHOWS THE EARNINGS BEFORE INTEREST AND TAX CONTRIBUTED BY EACH OF OUR MAIN BUSINESSES DURING FY 2003, COMPARED TO THE PREVIOUS YEAR, FY 2002.

AS YOU CAN SEE, EACH OF OUR BUSINESSES MADE A SOLID AND IMPROVED CONTRIBUTION TO THE COMPANY'S TOTAL EARNINGS BEFORE INTEREST AND TAX OF $611 MILLION, WHICH WAS A 282 PER CENT INCREASE ON THE PREVIOUS YEAR AND $268 MILLION (OR 80%) ABOVE THE EBIT FORECAST IN THE DEMERGER SCHEME BOOKLET.

HOT ROLLED PRODUCTS

THE HOT ROLLED PRODUCTS SEGMENT – THAT IS OUR PORT KEMBLA STEELWORKS AND OUR SHARE OF NORTH STAR BHP STEEL AND CASTRIP IN THE UNITED STATES – ACHIEVED A SIGNIFICANT LIFT IN EARNINGS BEFORE INTEREST AND TAX.

EBIT INCREASED FROM $97 MILLION IN FY 2002 - A YEAR THAT SAW UNUSUALLY LOW PRICES IN THE GLOBAL STEEL MARKET - TO $471 MILLION IN FY 2003.

PORT KEMBLA STEELWORKS ACHIEVED A RECORD SLAB PRODUCTION FOR THE YEAR OF 5.05 MILLION TONNES AND RECORD ON TIME DELIVERY PERFORMANCE.

FOR THE SECOND YEAR RUNNING, NORTH STAR BHP STEEL HAS BEEN VOTED THE UNITED STATES' NUMBER ONE FLAT ROLLED STEEL SUPPLIER IN THE PRESTIGIOUS ANNUAL JACOBSEN & ASSOCIATES SURVEY. US CUSTOMERS VOTED NORTH STAR BHP STEEL NUMBER ONE ON OVERALL SATISFACTION, QUALITY AND DELIVERY – AGAINST DOZENS OF LARGER AND MORE ESTABLISHED STEEL COMPANIES IN NORTH AMERICA.

NORTH STAR BHP STEEL'S PERFORMANCE IN THE SECOND HALF OF THE YEAR WAS AFFECTED BY A DECLINE IN THE SPREAD BETWEEN PRICES FOR SCRAP FEEDSTOCK AND ITS FINISHED PRODUCT, HOT ROLLED COIL.

NEW ZEALAND STEEL

NEW ZEALAND STEEL INCREASED ITS EARNINGS BEFORE INTEREST AND TAX, FROM $12 MILLION IN FY 2002 TO $44 MILLION IN FY 2003.

THE NEW ZEALAND DOMESTIC ECONOMY WAS STRONGER DURING THE YEAR, PARTICULARLY IN THE DISTRIBUTION, ROOFING AND CLADDING SECTORS, AND EXPORT DEMAND WAS ALSO STRONGER.

NEW ZEALAND STEEL ACHIEVED AN ANNUAL SLAB PRODUCTION RECORD – 620,000 TONNES – FOLLOWING THE SUCCESSFUL MELTER REBUILD IN 2002.

AND A PROJECT IS NOW UNDERWAY TO INCREASE THE CAPACITY OF THE NEW ZEALAND METAL COATING LINE BY 24,000 TONNES.

COATED PRODUCTS AUSTRALIA

THE COATED PRODUCTS AUSTRALIA BUSINESS – WHICH INCLUDES THE SPRINGHILL WORKS, AND OUR PACKAGING OPERATIONS AT PT KEMBLA, WESTERN PORT OPERATIONS HERE IN VICTORIA, 17 LYSAGHT OPERATING SITES, AND SEVEN SERVICE CENTRES - DOUBLED ITS EBIT FROM $57 MILLION IN FY 2002 TO $119 MILLION IN 2003. THIS WAS ACHIEVED DESPITE HIGHER PRICES FOR ITS PRINCIPAL FEEDSTOCK – HOT ROLLED COIL.

HIGHLIGHTS OF THE YEAR INCLUDED ANNUAL PRODUCTION RECORDS AT SPRINGHILL, IMPROVED DELIVERY RELIABILITY AT WESTERN PORT, THE OPENING OF THREE NEW LYSAGHT CENTRES, AND RECORD THROUGHPUT AND EXCELLENT DELIVERY PERFORMANCE AT PACKAGING PRODUCTS.

COATED PRODUCTS ASIA

FINALLY, THE COATED PRODUCTS ASIA BUSINESS LIFTED ITS EBIT FROM $71 MILLION IN FY 2002 TO $84 MILLION IN FY 2003, DESPITE HIGHER PRICES FOR PURCHASED HOT ROLLED COIL. THIS IS THE FIFTH CONSECUTIVE YEAR IN WHICH THE EBIT OF THIS GROUP OF BUSINESSES HAS GROWN AND ASIA NOW ACCOUNTS FOR APPROXIMATELY 15 PER CENT OF TOTAL COMPANY EBIT.

HIGHLIGHTS FOR THIS BUSINESS INCLUDED NEW ANNUAL COATING PRODUCTION RECORDS IN THAILAND, MALAYSIA AND INDONESIA, NEW PRODUCT OFFERS BY LYSAGHT ASIA AND THE OPENING OF TWO NEW LYSAGHT ROLLFORMING PLANTS IN CHINA.

SO ALL FOUR REPORTING SEGMENTS HAD A VERY GOOD YEAR, IMPROVING THEIR FINANCIAL PERFORMANCE YEAR-ON-YEAR AND ACHIEVING A NUMBER OF RECORDS FOR OUTPUT AND DELIVERY PERFORMANCE.

DIVIDENDS

THE STRONG FINANCIAL PERFORMANCE ENABLED US TO DELIVER FULLY FRANKED DIVIDENDS FOR SHAREHOLDERS IN EXCESS OF THE FORECAST IN THE DEMERGER SCHEME BOOKLET.

THE FORECAST WAS FOR AN INTERIM DIVIDEND OF 9 CENTS PER SHARE IN APRIL AND A FINAL DIVIDEND OF 11 CENTS PER SHARE IN OCTOBER– A TOTAL OF 20 CENTS PER SHARE, AT AN AVERAGE FRANKING OF ABOUT 20 PER CENT.

AS A RESULT OF THE VERY GOOD PERFORMANCE I HAVE OUTLINED, AND DRIVEN BY OUR FOCUS ON SHAREHOLDER VALUE, WE HAVE IN FACT PAID ORDINARY DIVIDENDS TOTALLING 22 CENTS PER SHARE FULLY FRANKED. IN ADDITION, WE PAID A SPECIAL DIVIDEND OF 7 CENTS PER SHARE, ALSO FULLY FRANKED.

IN SUMMARY, SINCE PUBLIC LISTING IN JULY LAST YEAR SHAREHOLDERS WILL HAVE RECEIVED A TOTAL OF 29 CENTS PER SHARE IN FULLY FRANKED DIVIDENDS. BASED ON THE SHARE PRICE AT LISTING OF $2.90, THIS REPRESENTS A 10 PER CENT FULLY FRANKED YIELD. IN ADDITION, WITH THE CURRENT SHARE PRICE AT OVER $5.00, SHAREHOLDERS HAVE ALSO ENJOYED A SHARE PRICE APPRECIATION OF ABOUT 90 PER CENT SINCE LISTING.

I HOPE YOU AGREE THAT THIS IS A GREAT OUTCOME FOR SHAREHOLDERS.

DEBT AND GEARING

OUR STRONG FINANCIAL PERFORMANCE ALSO ALLOWED US TO REDUCE BANK DEBT BY $540 MILLION, OR ABOUT 70 CENTS PER SHARE.

THAT MEANS AT THE END OF THE FINANCIAL YEAR THE COMPANY HAD A GEARING RATIO OF 2.4 PER CENT ON A NET DEBT TO NET DEBT PLUS EQUITY BASIS.

THAT IS ONE OF THE LOWEST GEARING RATIOS IN THE GLOBAL STEEL INDUSTRY AND MEANS YOUR COMPANY HAS A STRONG BALANCE SHEET AND A SOLID FOUNDATION FOR GROWTH, THE ABILITY TO WEATHER ANY UNEXPECTED STORMS, AND THE FLEXIBILITY TO CONSIDER GROWTH OPPORTUNITIES AS THEY BECOME AVAILABLE.

SAFETY

THE STRONG FINANCIAL PERFORMANCE WAS MATCHED BY AN

OUTSTANDING SAFETY PERFORMANCE.

OUR LOST TIME INJURY FREQUENCY RATE FOR THE YEAR WAS 1.8.

THAT MEANS THERE WERE ONLY 1.8 INJURIES THAT RESULTED IN TIME OFF WORK FOR EVERY MILLION HOURS WORKED.

THIS IS A WORLD-CLASS PERFORMANCE AND REFLECTS THE UNRELENTING FOCUS OF THE CEO AND HIS MANAGEMENT TEAM ON SAFETY AND OUR GOAL OF ZERO HARM.

THE CEO WILL ELABORATE ON OUR SAFETY PERFORMANCE SHORTLY.

I WOULD NOW LIKE TO HIGHLIGHT SOME FURTHER FEATURES OF THE PAST YEAR, WHICH ILLUSTRATE OUR COMMITMENT TO SHAREHOLDER VALUE IN ALL THAT WE DO.

CHANGE IN SHAREHOLDER BASE

WE COMMENCED LIFE AS AN INDEPENDENT COMPANY WITH A SHAREHOLDER BASE COMPRISED OF SHAREHOLDERS WHO HAD BEEN ALLOCATED BHP STEEL SHARES IN THE DEMERGER BASED ON THEIR SHAREHOLDING IN BHP BILLITON.

WE HAVE BEEN VERY ACTIVE DURING THE YEAR ON A VARIETY OF FRONTS TO DO OUR BEST TO BUILD SHAREHOLDER COMMITMENT TO THE COMPANY.

MORE THAN 60% ON THE REGISTER AT THE TIME OF LISTING HAVE CHOSEN TO REMAIN ON THE REGISTER.

IN ADDITION MANY NEW SHAREHOLDERS HAVE REPLACED SHAREHOLDERS WHO CAME ACROSS FROM BHP BILLITON.

THIS TIME LAST YEAR WE OFFERED A FACILITY TO OUR SMALL SHAREHOLDERS TO SELL OR TOP UP THEIR HOLDINGS. THE RESULT WAS A REDUCTION IN THE TOTAL NUMBER OF SHAREHOLDERS BY MORE THAN 73,000 (27%).

THIS REDUCTION PROVIDES THE COMPANY WITH SIGNIFICANT COST SAVINGS.

DURING THE YEAR WE ALSO INITIATED AN ON-MARKET SHARE BUY BACK PROGRAMME THAT DEMONSTRATES THE COMPANY'S FOCUS ON CAPITAL MANAGEMENT AND SHAREHOLDER VALUE.

WE HAVE SO FAR SPENT JUST OVER $170 MILLION TO BUY BACK NEARLY 40 MILLION SHARES AT AN AVERAGE PRICE OF $4.38.

BHP STEEL RECENTLY INTRODUCED AN EMPLOYEE SHARE OWNERSHIP PLAN.

WE ARE DELIGHTED THAT MORE THAN 11,000 EMPLOYEES ELECTED TO PARTICIPATE IN THE SCHEME, WHICH WILL HELP TO ALIGN THE INTERESTS OF EMPLOYEES AND SHAREHOLDERS.

AS A RESULT OF THESE VARIOUS SHAREHOLDER INITIATIVES:

- THE NUMBER OF SHARES ON ISSUE HAS REDUCED BY 40 MILLION.
- THE NUMBER OF SHAREHOLDERS HAS REDUCED BY 76,000
- EMPLOYEE SHAREHOLDER PARTICIPATION HAS INCREASED TO MORE THAN 99 PER CENT.

THIS MANAGEMENT OF THE SHAREHOLDER AND CAPITAL BASE, PLUS THE MARKETS' UNDERSTANDING OF OUR FOCUS ON SHAREHOLDER VALUE, HAS CONTRIBUTED TO THE SHARE PRICE INCREASING FROM $2.90 TO OVER $5.00.

WE ARE PLEASED THAT THE LAST YEAR HAS SEEN A REWARDING INVESTMENT PERFORMANCE FOR THOSE SHAREHOLDERS AND EMPLOYEES WHO ELECTED TO STAY WITH US OR BECOME NEW INVESTORS.

BOARD PROGRAMME

OUR FIRST YEAR AS A NEW PUBLIC COMPANY HAS BEEN A VERY BUSY ONE FOR THE BOARD AS WELL AS MANAGEMENT. YOUR BOARD IS VERY CONSCIOUS OF ITS RESPONSIBILITIES FOR GOVERNING AND LEADING YOUR COMPANY AND HAS DONE A GREAT DEAL OF WORK TO ENSURE THAT BHP STEEL HAS A GOVERNANCE STRUCTURE THAT MEETS SHAREHOLDER REQUIREMENTS.

THE FULL BOARD HELD 11 MEETINGS FOR ALL DIRECTORS TO REVIEW MATTERS SUCH AS THE FINANCIAL PERFORMANCE, CURRENT TRADING, KEY BUSINESS INITIATIVES, BUDGETS AND BUSINESS PLANS.

IN ADDITION, VARIOUS BOARD COMMITTEES MET A TOTAL OF 31 TIMES TO CONSIDER AUDIT, RISK MANAGEMENT, REMUNERATION, HEALTH, SAFETY AND ENVIRONMENT AND PUBLIC LISTING MATTERS AND TO REVIEW BOARD COMPOSITION AND PERFORMANCE.

IN ADDITION, THE BOARD PROGRAMME SINCE THE AGM LAST YEAR HAS INVOLVED VISITS TO MAJOR OPERATING SITES SUCH AS PORT KEMBLA AND WESTERN PORT. VISITS WERE ALSO MADE TO OTHER FACILITIES SUCH AS THE NEW LYSAGHT PLANT AT LYNDHURST IN MELBOURNE'S EAST.

THE BOARD HAS RECENTLY VISITED CHINA, THAILAND AND MALAYSIA WHERE THE COMPANY HAS BUSINESS OPERATIONS.

NEXT YEAR WE PLAN TO MEET AT NEW ZEALAND STEEL AND AGAIN IN ASIA WHERE A NUMBER OF GROWTH INITIATIVES ARE UNDER REVIEW.

APART FROM ITS REGULAR MEETINGS, THE BOARD HAS MET TWICE SPECIFICALLY TO CONSIDER BHP STEEL'S STRATEGY.

THE CEO WILL TALK TO YOU ABOUT STRATEGY SHORTLY.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE CONTINUES TO BE A TOPIC OF VITAL INTEREST TO SHAREHOLDERS AND ONE ON WHICH YOUR BOARD PLACES GREAT IMPORTANCE. AS EXPLAINED IN OUR FIRST CORPORATE GOVERNANCE STATEMENT, PUBLISHED IN LAST YEAR'S ANNUAL REPORT, THE BOARD IS COMMITTED TO IMPLEMENTING A SET OF CORPORATE GOVERNANCE POLICIES IN LINE WITH BEST PRACTICE.

SINCE THEN THE BOARD HAS CONTINUED TO REVIEW AND DEVELOP THE CORPORATE GOVERNANCE POLICIES OF THE COMPANY. THE LAST YEAR HAS SEEN THE RELEASE OF THE ASX PRINCIPLES OF GOOD CORPORATE GOVERNANCE AND BEST PRACTICE RECOMMENDATIONS. WE HAVE MADE SOME MODIFICATIONS AND BELIEVE THAT WE COMPLY WITH THE ASX GUIDELINES.

AS YOU CAN SEE FROM OUR ANNUAL REPORTS LAST YEAR AND THIS YEAR, WE HAVE MADE A VERY FULL DISCLOSURE OF OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES AND RELATED ARRANGEMENTS SUCH AS EXECUTIVE REMUNERATION. OUR WEBSITE CONTAINS EXTENSIVE BACKGROUND INFORMATION ABOUT THE WAY THE COMPANY IS GOVERNED. I BELIEVE WE ARE AMONGST THE LEADERS IN MAKING FULL DISCLOSURE IN THESE IMPORTANT AREAS.

SINCE THE PUBLICATION OF OUR ANNUAL REPORT THE FEDERAL GOVERNMENT HAS RELEASED THE DRAFT CLERP 9 LEGISLATION. WE ARE ASSESSING THE STEPS WE NEED TO TAKE BUT IN MOST AREAS OUR EXISTING PRACTICE IS CONSISTENT WITH THE PROPOSED NEW REQUIREMENTS.

THE BOARD HAS ADOPTED PROTOCOLS WHICH REQUIRE REGULAR REVIEW OF THE PERFORMANCE OF THE BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS, INCLUDING THE CHAIRMAN.

THE BOARD HAS APPOINTED MR TAN FOLLOWING A RECOMMENDATION FROM THE NOMINATION COMMITTEE THAT HE WOULD BRING TO THE BOARD EXTENSIVE KNOWLEDGE OF ASIAN MARKETS, AN AREA OF STRATEGIC IMPORTANCE TO THE COMPANY.

PRIOR TO RECOMMENDING TO SHAREHOLDERS THE RE-ELECTION OF MR MCCANN AND MR RIZZO, THEIR FELLOW DIRECTORS HAVE FORMALLY ASSESSED THEIR PERFORMANCE AS MEMBERS OF THE BOARD.

REMUNERATION STRATEGY

THE BOARD IS AWARE THAT REMUNERATION IS A SENSITIVE MATTER FOR SHAREHOLDERS. DURING THE YEAR, THE REMUNERATION COMMITTEE HAS OVERSEEN A MAJOR REVIEW OF THE EXECUTIVE REMUNERATION STRATEGY.

THE BOARD INHERITED FROM BHP BILLITON A REMUNERATION STRUCTURE AND CONTRACTUAL ARRANGEMENTS WITH SOME KEY EXECUTIVES.

THE OBJECTIVE OF THE REMUNERATION COMMITTEE WAS TO MOVE THE COMPANY TOWARDS A REMUNERATION STRATEGY THAT:

- REFLECTS BEST PRACTICE;
- ALIGNS EXECUTIVE EXPERIENCE WITH SHAREHOLDER EXPERIENCE AS FAR ASPOSSIBLE; AND
- PAYS FOR PERFORMANCE

THIS REVIEW HAS INVOLVED THE ENGAGEMENT OF AN EXTERNAL CONSULTANT TO DIRECTLY ASSIST THE REMUNERATION COMMITTEE IN ADDRESSING THE APPROPRIATENESS OF THE REMUNERATION STRUCTURE AND THE VALUE OF EXECUTIVE PACKAGES.

CURRENT TRADING AND OUTLOOK

I WOULD NOW LIKE TO MAKE SOME BRIEF COMMENTS ABOUT CURRENT TRADING CONDITIONS AND THE OUTLOOK FOR THE 2003/04 FINANCIAL YEAR.

THE FIRST POINT I WOULD MAKE IS THAT WE ARE CONTINUING TO WORK VERY HARD ON THOSE FACTORS THAT ARE WITHIN OUR CONTROL AND THAT THE MOMENTUM BUILT UP IN OUR FIRST YEAR ON THESE FACTORS IS BEING MAINTAINED. THIS INCLUDES FURTHER INCREMENTAL CAPACITY INCREASES, DE-BOTTLENECKING TO MEET CONTINUING STRONG ACCEPTANCE OF OUR PRODUCT AND MARKET OFFERS, FURTHER PROCESS IMPROVEMENTS ACROSS OUR BUSINESSES, AND A CONTINUING FOCUS ON REDUCTION IN COSTS AND MARGIN IMPROVEMENT.

THERE ARE, HOWEVER, A NUMBER OF FACTORS THAT WILL CONTINUE TO INFLUENCE OUR PERFORMANCE THAT ARE NOT WITHIN OUR CONTROL. THESE INCLUDE EXCHANGE RATES, AND PARTICULARLY THE RISING VALUE OF THE AUSTRALIAN AND NEW ZEALAND DOLLARS RELATIVE TO THE US DOLLAR WHICH ARE OF REAL CONCERN. RISING SCRAP COSTS ARE ALSO PLACING PRESSURE ON THE PROFITABILITY OF OUR NORTH STAR BHP STEEL JOINT VENTURE WITH THE CONSEQUENCE THAT ITS FIRST 6 MONTHS EARNINGS ARE EXPECTED TO BE SUBSTANTIALLY LOWER THAN THE SAME PERIOD LAST YEAR.

ON THE OTHER HAND, WORLD STEEL DEMAND CONTINUES TO BE STRONG, DRIVEN LARGELY BY DEMAND IN CHINA. WE BELIEVE THAT DEMAND IN CHINA IS LIKELY TO REMAIN STRONG IN THE SHORT TO MEDIUM TERM, BARRING ANY UNFORESEEN EVENTS. U.S. DOLLAR PRICES FOR HOT ROLLED COIL IN THE ASIAN REGION REMAIN ATTRACTIVE.

TAKING THESE FACTORS INTO ACCOUNT AND WITH FOUR MONTHS TRADING IN THE CURRENT FINANCIAL YEAR BEHIND US, YOUR DIRECTORS EXPECT ANOTHER GOOD YEAR FOR THE COMPANY.

THIS, OF COURSE, ASSUMES CONTINUATION OF CURRENT OPERATING PERFORMANCE, NO MAJOR DOWNTURN IN OUR PRINCIPAL MARKETS, NOR A FURTHER STRENGTHING OF THE A$.

AT OUR FEBRUARY 2004 HALF YEAR PROFIT ANNOUNCEMENT, WE EXPECT TO HAVE AN UPDATED VIEW OF TRADING CONDITIONS AND FULL YEAR OUTLOOK.

STAFF

IN CONCLUSION, I WOULD LIKE TO TAKE THIS OPPORTUNITY TO THANK MY BOARD COLLEAGUES, THE CEO MR KIRBY ADAMS AND HIS SENIOR MANAGEMENT TEAM, AND OUR EMPLOYEES FOR THEIR OUTSTANDING CONTRIBUTIONS TO THE YEAR.

CEO

BEFORE ASKING MR ADAMS TO COME FORWARD AND SPEAK TO YOU ABOUT THE FACTORS UNDERPINNING OUR PERFORMANCE, AND YOUR COMPANY'S STRATEGY FOR GROWTH GOING FORWARD, I SHOULD REMIND YOU THAT MR ADAMS HAS RECENTLY BEEN ELECTED CHAIRMAN OF THE INTERNATIONAL IRON & STEEL INSTITUTE – A PRESTIGIOUS POSITION WHICH HAS ONLY ONCE BEFORE BEEN OCCUPIED BY AN AUSTRALIAN EXECUTIVE. THIS APPOINTMENT REFLECTS VERY POSITIVELY ON THE COMPANY AND ON MR ADAMS' STANDING IN THE WORLD STEEL INDUSTRY.

ANNUAL GENERAL MEETING
10.00AM, WEDNESDAY, 12 NOVEMBER 2003

MANAGING DIRECTOR & CEO's ADDRESS - KIRBY ADAMS

INTRODUCTION

Thank you, Graham. Good morning ladies and gentlemen. We are very grateful for your time this morning.

The Chairman has provided you with a full account of our company's financial performance in its first year.

I intend to build on his comments with a few words about some factors which contributed to this outcome:

- Your company's integrity;
- Our operational performance; and
- Our strategy.

INTEGRITY

At last year's AGM we made some promises to you.

I said that we would continue to operate this business in a safe and profitable manner – and we have.

I also said we would strive to deliver you returns, both in the form of dividends and share price appreciation – and we have.

We did what we said we would do because one of the other factors that distinguish your Company is that we are a values-based organisation.

These values are set out in *Our Bond*, which is in our Annual Report and on the screen behind me.

Our Bond is a statement of what we believe and what we value, and it spells out our promises to our stakeholders.

I am pleased to share with you that our organisation made solid progress during the year by behaving in a manner consistent with *Our Bond*.

OUR PERFORMANCE

When people reflect on our first year's performance they often ask me, 'Kirby, how did your team achieve such a significant transformation of BHP Steel?"

I believe there are five main factors that have underpinned our performance:

1. Leadership - at all levels of the Company - and our focus on direct employee engagement;

2. The accelerating of our Business Excellence agenda;

3. The way we have re-engaged with our customers and markets;

4. Employee motivation and incentives; and

5. Improved domestic and world markets for our products.

1. Leadership & Employee Engagement

Let's first discuss leadership and employee engagement.

The demerger from BHP Billiton has been great for this company and its future.

The demerger unleashed a terrific spirit of employee teamwork and a 'can do' attitude right across our business.

We seized new market opportunities, put talented teams into place and drove business improvements across the company.

We have great leaders, over 11,000 of them, who everyday lead themselves, their work mates, their supervisors, their suppliers and our customers to better, more efficient, and safer ways of working.

Speaking of safety, one of the greatest sources of pride for me (as CEO) was the achievement by our employees and contractors of another year of record safety performance.

I have set safety as a priority at BHP Steel and working safely is a condition of employment.

Over the past decade, your Company has done a lot of work to make this one of the safest manufacturing companies in Australia, and one of the safest steel companies in the world.

Our fundamental belief is that all injuries can be prevented.

Our goal is Zero Harm to our employees, contractors, suppliers and communities.

We know that our goal of Zero Harm is achievable – for example, we have seen our operations in Thailand achieve 9 million hours lost time injury free, and one of our Hot Strip Mill crews at Western Port has worked 9 years without a single lost time injury.

2. Acceleration of our Business Excellence Agenda

Our safety outcomes are just one example of how direct employee engagement, strict process control and great housekeeping can manifest themselves in record results.

In the area of Quality, we instituted a company – wide programme of systematically measuring the cost of Quality and we are making great strides in
- Improving yield,
- Eliminating rework and;
- Making prime product every time.

As a result, we are "finding" new capacity at our existing plants and producing more saleable product every hour we work.

Across all our businesses, unit costs are down and despatches are up.

Another example of the success of our business excellence agenda is the commitment of our people to caring for the environment.

One of our aims during the year was to establish rigorous environmental management systems.

Our stretch goal was to be accredited to ISO14001 – the international environmental management standard - within our first year of being a public company.

I am pleased to report that all 50 of our steel operating sites, achieved certification during the year.

This was a great effort by our employees.

Another example of business excellence has been managing the required change of name for our Company.

After our final request to BHP Billiton was rejected in June, our employees embarked upon a most impressive and systematic programme to scour the world for a name which represented our future, not our past, could be legally registered in more than 50 countries, and one which we could all pronounce!

This has been done at extremely low cost to date, and on a schedule many thought impossible.

Having dealt with the loss of our heritage, our employees have moved on.

We've engaged with our people (and customers), they are excited and they are working enthusiastically to implement the change successfully.

3. Re-engage with customers and markets

About 2 years ago I reminded our employees who were concerned about employment security that "only delighted and returning customers can provide them with employment security".

Well, they listened, and they really got to work re-engaging with our customers. They have focused on becoming a far more customer responsive and market-driven company.

Next, I challenged everyone to really lift our game in terms of delivery performance; and they have responded.

Even with new market offers promising delivery to the day (rather than the week), our on time delivery performance has soared to best – ever levels.

For example, just last quarter, our Iron & Slabmaking business within our Port Kembla Steelworks delivered 98.3% of their orders on time. This business has continually improved its delivery performance over the past four years.

As a result of all this, your company has reclaimed market share in virtually every product line.

This then leads to the 4th contributing factor, which is incentives.

4. Pay for Performance Incentives

Our strong view is that high performance should be reinforced and rewarded.

To align our workforce on the critical issues to be addressed in our first year, we provided employees with short-term financial incentives to improve the performance of the company across a wide range of factors.

At first, this idea met some strong resistance.

Now, all our full and part time employees across more than 20 countries participate in performance-based bonus programmes, and these programmes delivered well-deserved and meaningful rewards to thousands of employees this year.

In August, we provided the opportunity for employees throughout the world to become employee shareholders.

One thousand dollars worth of Company shares each was awarded to over 11,000 employees.

Early next year our employees will be provided an incentive to invest part of their wages into Company shares, to further participate with all other shareholders in the future of our Company.

The combined benefit of the share plan and cash performance incentive payments was over $60 million paid to employees during the year.

We believe these incentives were a critical element in the equation, which helped deliver the results reported today.

5. Improved Domestic and World Steel Markets

The 5th contributing factor to our improved results was a significant turnaround in the global steel market from the historically low levels experienced the year before.

Consequently, we were able to improve our pricing and margins and select those

customers and markets best suited for our long-term strategy.

There is no doubt that the arena in which this Company competes – the global steel marketplace – is a tough one, but we are as fit as we have ever been and enjoying the contest.

Just as in years past, in the years ahead, the financial performance of various nations' steel industries, and the individual companies within them, is likely to be quite mixed.

We can be very proud, that while small by global standards, the Australian/New Zealand steel industry is one of the better performing in the world.

As we speak, steel companies on other continents are still making losses and filing for bankruptcy.

When we look forward to the decade ahead, it is possible to see a quite different and more optimistic scenario – with further consolidation amongst steel companies in low growth regions, and continuing growth in steel consumption driven by economic recovery in Russia, new growth in markets like India and South Asia, and the ongoing strength of demand from China.

China is the critical variable of the overall world steel equation. China is presently a net importer of steel and is now consuming about one quarter of the world's steel – more than the USA and Japan combined - and 20 times Australia.

The International Iron & Steel Institute is predicting that the world's apparent consumption of finished steel products will increase in CY 2003 and 2004 by over 100 million tonnes and China's consumption alone will account for 80 million tonnes of that increase.

Continuation of this trend is plausible if China's economy continues to develop in the same manner as Europe, the USA, Japan and Korea in the decades before it.

So we have good reason to believe our region of the world will be a particularly exciting place to be in the steel industry. This then leads us to discuss our strategy.

C. OUR STRATEGY

Your Company's first year performance and strong Balance Sheet mean we now have a stronger platform for renewal and growth.

We are very fortunate to be geographically positioned in the neighbourhood of the highest growth markets in the world.

It is a sound and profitable footprint from which we can grow.

But grow in a responsible and value creating manner.

While Australia and New Zealand will remain our most important markets for many years to come, most of our new growth will take place in Asia and North America.

Our growth will come from both new products and innovative solutions and from growth in the use of steel in construction.

In March this year we opened two new rollforming plants in China, to take advantage of that country's booming building sector.

In Thailand we have commissioned new SmartTruss® machines to advance in the pre-engineered building market, and we have increased the average production capacity of our paint line.

In Indonesia, we have nearly completed an upgrade to more than double our paintline capacity.

And, we are proceeding with the construction of a metal coating and painting line in Vietnam with an annual production capacity of some 125,000 tonnes, costing A$160 million.

In describing our strategy we have been recently using the diagram now on the screen.

What this diagram shows is that the profile of our business will change over the next three to five years as we implement our strategy.

The downstream value-added parts of our business (which are shown at the top of the pyramid) are planned to grow at a faster rate than our production of slab and hot rolled coil shown at the bottom of the pyramid.

The product at the top of the pyramid sells for thousands of dollars per tonne while those at the bottom, for hundreds of dollars per tonne.

So, as we produce and sell more value-added steel products, we grow the revenue of our company as well as capture more margin and reduce the volatility of the business.

While the majority of our growth plans are in Asia, we continue to make additions to existing capabilities in Australia and New Zealand, in order to meet demand.

For example, the Western Sydney Colorbond® steel facility remains on track and we have projects underway to examine each part of our Port Kembla plant to identify efficiencies, to remove bottlenecks from the system and to increase production.

It is critical this operation remain one of the lowest cost, highest quality producers for the benefit of our own downstream businesses as well as for the competitiveness of our Australian customers.

A feasibility study is currently underway at the Hot Strip Mill at Port Kembla to determine the potential to further process and add value to more of the 5 million tonnes of slab we produce each year.

SUMMARY AND CONCLUSION

So, let me close by bringing all this together for you.

We have had a very good start.

Over the past year we have been one of the better performing companies on the Stock Exchange.

And we have also performed well relative to the global steel industry.

Recently, global steel analysts *World Steel Dynamics* rated BHP Steel number five in its list of twenty "world-class steelmakers", against hundreds of steel companies worldwide.

Measured across twenty factors, including profitability, operating costs, product quality, environment, safety, and stock market performance, BHP Steel was ranked fifth...ahead of many steel giants.

Never before has our Company been on this list.

For our customers, we have delivered innovative, quality steel products, on time and in record numbers.

For our employees, we have provided well-paid jobs, rewarded employees for outstanding performance, and ensured a safe and satisfying work environment.

For our communities, we have delivered help where it counts, to build and sustain local neighbourhoods, encourage the youth, nurture the arts and celebrate diversity.

CONCLUSION

As an independent company, our potential is now becoming apparent.

We are no longer a 'cash cow' for a resources company.

Instead, we are again investing in our people, products and facilities to deliver great steel products.

We have a talented team of people, who are performing with new energy and determination.

We have wide BLUE horizons and new SCOPE for renewal and growth.

We are proud to be a true blue Aussie company.

We are excited and confident about our future.

Thank you for your support.



BHPSTEEL

SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

10 November 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – CANCELLATION OF SHARES PURSUANT TO SHARE BUY-BACK

Please note that the following numbers of shares have been cancelled pursuant to the Company's on-market share buy-back scheme up to Friday, 7 November 2003.

Date	Number of Shares Cancelled	Number of Shares on Issue (following cancellation)
31/03/03	1,470,000	791,530,000
04/04/03	145,000	791,385,000
22/04/03	1,370,000	790,015,000
09/05/03	2,080,000	787,935,000
23/05/03	1,166,999	786,768,001
27/06/03	1,568,000	785,200,001
15/07/03	2,200,000	783,000,001
25/07/03	3,310,787	779,689,214
01/08/03	2,805,020	776,884,194
08/08/03	1,867,826	775,016,368
15/08/03	2,180,699	772,835,669
22/08/03	1,710,000	771,125,669
05/09/03	170,225	770,955,444
16/09/03	3,393,708	767,561,736
19/09/03	860,093	766,701,643
26/09/03	3,501,315	763,200,328
03/10/03	1,898,565	761,301,763
10/10/03	2,441,343	758,860,420
20/10/03	1,425,000	757,435,420
24/10/03	234,100	757,201,320
31/10/03	700,000	756,501,320
07/11/03	2,320,000	754,181,320
Total	38,818,680	

The total consideration in respect of the above shares was A$170,022,070.71.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary



ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

BHP STEEL LIMITED

ACN/ ABN

16 000 011 058

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☑ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	13,380,416	$68,536,485.50

Earliest date of change

Please indicate the earliest date that any of the above changes occured

07 / 11 / 03
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DAVID CANTRICK-BROOKS

Capacity

☐ Director

☑ Company secretary

Signature

[signature]

Date signed

1 0 / 1 1 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

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Office, unit, level, or PO Box number

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Suburb/City

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Postcode

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DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

SEC File
No. 82-34676

Telephone +612 9272 2378
Facsimile +612 9278 5378
elaine.cheung@barclaysglobal.com

FACSIMILE

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

To:	Company Secretary BHP Steel Limited Fax: 03 9666 4111
Cc.	ASX Company Announcements Fax: 1900 999 279
Total pages:	4 incl.
Date:	29 October 2003
Subject:	Notice of initial substantial holder

Barclays Global Investors Australia Limited
ABN 33 001 804 566

AFS Licence No. 225398

Level 1, 111 Harrington Street, Sydney NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **BHP Steel Limited**
ACN/ARSN **000 011 058**

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** Barclays Global Investors Australia Limited

The holder became a substantial holder on 20/10/03.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	38,148,903	38,148,903	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	Fund Manager - see Annexure A	38,148,903 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	JP Morgan & other custodians - see Annexure A	38,148,903 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	Past 4 months	Avg price $4.61	38,148,903 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Christopher Robson
Company Secretary
Barclays Global Investors Australia

28/10/03
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in BHP Steel Limited held by the Barclays Group ("Barclays").

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
BSL	BHP STEEL LIMITED	283,536	0.04	Barclays Global Fund Advisors
BSL	BHP STEEL LIMITED	24,737	0.00	Barclays Private Bank Ltd
BSL	BHP STEEL LIMITED	9,654,099	1.27	Barclays Global Investors, N.A.
BSL	BHP STEEL LIMITED	910,438	0.12	Barclays Global Investors Japan Trust & Banking
BSL	BHP STEEL LIMITED	4,520,087	0.60	Barclays Global Investors Ltd
BSL	BHP STEEL LIMITED	35,920	0.00	Barclays Global Investors Japan Ltd
BSL	BHP STEEL LIMITED	1,763	0.00	Barclays Private Bank and Trust Ltd
BSL	BHP STEEL LIMITED	22,255,190	2.94	Barclays Global Investors Australia Ltd
BSL	BHP STEEL LIMITED	268,683	0.04	Barclays Life Assurance Co Ltd
BSL	BHP STEEL LIMITED	193,456	0.03	Barclays Capital Securities Ltd
BSL	BHP STEEL LIMITED	994	0.00	Barclays Bank Trust Company Ltd
	Total	**38,148,903**	**5.04**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in BHP Steel Limited (BHP) as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in BHP was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in BHP.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Christopher Robson
Company Secretary
Barclays Global Investors Australia

28/10/03
Date

THE AMERICAN CHAMBER OF COMMERCE IN AUSTRALIA
AMCHAM / STEPHENS LAWYERS & CONSULTANTS
BUSINESS LUNCHEON
17 OCTOBER 2003

THE GLOBAL STEEL INDUSTRY: INNOVATION; RESTRUCTURING; FREE TRADE

Financial performance

I'd like to begin by quickly recapping on BHP Steel's financial performance. As most of you would be aware, we reported our inaugural full year financial results on 28 August.

We achieved record sales revenue of $5.3 billion and a group net profit after tax (NPAT) of A$452 million.

Earnings before interest and tax (EBIT) for the twelve months ended 30 June 2003 was $611 million – a 282 per cent increase on the pro-forma EBIT for the twelve months ended 30 June 2002 of $160 million.

This performance reflects both strong markets and improved steel prices, but probably the most pleasing aspect is that our strong operational performance really allowed us to capitalise on the opportunity.

As a result of the Company's good performance, we were able to pay dividends for the year totalling 29 cents fully franked, including

a special dividend of 7 cents per share. As well as that, our strong cashflow allowed us to announce and commence a share buyback, and repay $540 million of debt, leaving us with gearing of 2.4 per cent and one of the strongest Balance Sheets in the global steel industry.

Having just returned from an extensive investor roadshow, I can tell you that the Company's focus on shareholder return is being very well received by the investment community.

This next slide shows the EBIT performance from each of our reporting segments. All four segments improved their EBIT performance compared to the previous year. Hot Rolled Products – the segment that includes our United States manufacturing operations – achieved a 386 per cent increase in earnings before interest and tax over the previous year to $471 million.

That was a strong financial result, and it was underpinned by improved international and domestic prices for our products, record production and despatch levels from both Port Kembla Steelworks and North Star BHP Steel, and a range of cost and process improvements.

Our successful year was also underpinned by sales of our steel products both to, and within, the United States.

2. BHP Steel and the USA

Our principal manufacturing plant in the US is North Star BHP Steel, our 50/50 joint venture mini-mill in Ohio.

I had the opportunity to work in this business between 1994 and 1998, during the period of its construction and initial operation.

This is a great business and recently, for the second year running, it was voted by its US customers as the number one flat rolled steel supplier in the United States – Number one in overall customer satisfaction, quality and delivery.

The ranking was established in the prestigious annual Jacobsen survey, which ranks 29 US steel producers on the basis of data gathered from thousands of customers. The fact that the survey ranked us above companies such as Dofasco and Nucor is something of which we, and in particular, the 330 employees at North Star BHP Steel, are particularly proud.

This next slide highlights the geographic diversity of BHP Steel's markets and the importance of the US market to BHP Steel.

About 13 per cent of BHP Steel's sales by tonnage in FY 2003 were from North Star BHP Steel into US domestic markets.

And when you add to that our exports to the Americas from Australia and New Zealand, about 26 per cent of BSL's total sales

were generated in North American markets, principally the United States.

Our exports are concentrated on a number of long-established customers who have their operations 'tuned' to take our steel products as their feedstock.

These are mainly steel re-rollers on the West Coast who don't have their own primary steelmaking capability.

Many of you would know that the strong financial performance that we have seen in the Australian steel industry in recent times compares very favourably with that of our US counterparts.

The US steel industry suffers from some inherent structural weaknesses – particularly amongst the old integrated steel producers. These weaknesses include large trailing pension fund liabilities, environmental liabilities, high cost structures, outdated technology, and plants that are located too far from their markets or on inefficient inland river systems.

With the recent consolidation we have seen in the US industry some of these problems are in the process of being addressed, but there is still a long way to go.

3. Growth initiatives

One of the benefits of our strong balance sheet is that it has allowed us to not only return funds to shareholders, but to

undertake a number of initiatives to grow our markets and increase our production capacity.

In May, we launched a new range of COLORBOND® steel colours, ensuring this brand remains at the forefront in the building and construction industry. We introduced six new colours, and for the first time all of the colours have been trademarked, protecting our customers and our investment by ensuring they cannot be legally copied or substituted.

We are undertaking capacity upgrades, at minimal capital cost, to our metal coating and painting facilities at Port Kembla in New South Wales, at Western Port here in Victoria, at New Zealand Steel and in Indonesia and Thailand.

You may be aware that we have announced a plan to establish a major new metal coating and painting operation in Vietnam at a cost of $160 million, and also a new COLORBOND® steel centre in Western Sydney, Australia's largest housing growth corridor.

Our Lysaght business opened two major roll-forming plants in Australia, including one at Lyndhurst here in Victoria, and two further roll-forming plants in China to service that country's growing building and construction market.

So you can see that the Company is very focused on growing our presence in our existing marketing footprint in Australasia and Asia.

4. Safety performance

With all that we've had going on since our public listing, the result we are proudest of is the continued improvement in our safety performance.

We have continued to work hard towards our goal of Zero Harm.

Our employees and contractors achieved a company wide Lost Time Injury Frequency Rate of 1.8 for the twelve months to June 2003. This means that for every million hours worked, there were 1.8 injuries that resulted in our employees or contractors having to take time off work.

While any injury in the workplace is unacceptable, this is nevertheless a 36 per cent improvement on the previous year and places us amongst the best performers in the global steel industry. To give you an indication of that performance, the dotted line represents the average performance for manufacturing in New South Wales.

So we have had a strong first year, with a very pleasing financial and safety performance – thanks in large part to the great efforts of our employees – and a range of new product initiatives and production capacity upgrades across our business.

5. Performance of the Australian steel industry

Looking at the Australian steel industry as a whole, Australia has a vibrant and highly competitive steel industry. It is an industry that has done an enormous amount of work to get its house in order, and is now seeing the benefit of that hard work.

The creation of Smorgon Steel via an IPO in February 1999, then OneSteel via a spin out in October 2000, and finally BHP Steel Limited via a demerger in July 2002 – has created a genuine steel investment sector in Australia.

Most importantly, through attention to costs, consolidation, and by greater attention to customers and growing markets, Australia's three listed steel companies have performed. Accordingly, analysts and investors are more interested in the sector than ever before.

As a nation, Australia now has one of the best performing steel industries, with a combined market capitalisation of over $6 billion and profits this year exceeded $600 million.

6. The Global Steel Industry – The Current State of Play

Turning now to the wider picture, there is no doubt that the global steel market has improved substantially over the last twelve to eighteen months, and that has helped BHP Steel's performance.

In 2001, we saw the lowest steel prices for twenty years. In 2002/03, we saw a sharp recovery in prices, driven by strong demand from China, increased production discipline in many parts of the global steel industry and, somewhat ironically, the effects of trade sanctions, such as the s.201 tariffs and quotas in the United States.

BHP Steel enjoyed the benefits of higher steel prices across our product range, with the average realised export price of our hot rolled coil improving by over US$80 per tonne.

Looking forward, there are a number of scenarios for the future of the world's steel industry. One that we like is that the global steel industry of the first 15 years of the 21st century (and particularly 2005 – 2015) is quite fundamentally different from the last decade of the 20th century.

It is possible to project a world in which:

- World steel consumption continues to grow, driven by the strength of demand in China;

- Russia is recovering, rather than being on its knees as it was from about 1990 to 1999;

- hard decisions have been made regarding the restructuring of the steel industries in Japan and the USA;

- global industry consolidation accelerates;

- environmental pressures continue to escalate, bringing hard times for those without demonstrable, strong environmental credentials; and

- the difficulty of sourcing capital drives hard decisions on blast furnace re-lines resulting in reduced capacity.

By contrast, the last decade of the 20th century was characterised by:

- A lack of discipline on the supply side globally;

- a fragmented and undisciplined US industry; and

- low growth in steel demand due to pedestrian economic growth rates in many Western economies.

If this scenario proves to be the case, then at the moment we are really in a transitional period sandwiched between two quite fundamentally different decades.

Of course, it is possible that things continue as before. But from BHP Steel's perspective, and from Kirby's perspective as Chairman of the International Iron & Steel Institute, we think that is unlikely.

You will see one of the keys to the scenario I have painted is China. It is possible that demand in China will weaken

substantially, but on balance, I think unlikely. The sheer scale of the infrastructure development that is taking place in China should see demand for steel products remain strong at least until the Beijing Olympic Games in 2008 and the Shanghai Expo in 2010.

7. The strength of demand in China

China is now the world's largest producer and consumer of steel. Chinese steel demand is more than twenty times Australia's production, and despite some recent comments by analysts about excess inventory, China is still the engine of growth for steel in the world. We are confident this will continue.

The International Iron & Steel Institute predicts that apparent consumption of finished steel products worldwide will increase by a total of more than 80 million metric tonnes in 2003 and 2004. China's consumption alone will account for over half that increase.

Construction and renovation are key drivers of this growth in China, with construction activity up 24 per cent in 2002 and renovation up 6 per cent.

Two big events will add to this construction boom – the 2008 Beijing Olympic Games and the 2010 Shanghai Expo.

BHP Steel's niche in China is in value-added metallic coated and painted steel products for the building and construction industry. We supply Clean COLORBOND® steel and other branded

products for use in high profile, landmark buildings where quality, long life and performance are critical.

Our customers in China include project owners in manufacturing and warehousing, exhibition halls, airports, sports stadiums, residential development and high-rise buildings.

This slide shows a great example of how our product is being used in China. We like to say that the first thing you see in China is made in Australia!

A further point to consider when looking at future demand for steel in China is historically there is a close relationship between gross domestic product per capita and steel consumption.

In China, steel consumption is at a very modest level of about 100 kilograms per head. By contrast, steel consumption in Japan is about 600 kilograms per head, in Korea about 800 kilograms per head, and in Taiwan about 1,000 kilograms per head.

If the experience of other industrialised countries in Asia is any indication, China still has considerable room for growth in steel consumption.

(David Goodwin):

8. New Company name

Before I talk about other matters, I'd first like to make sure this audience is up to date on the proposal to change our Company name to BlueScope Steel.

I must confess that at the moment I am shamelessly taking every opportunity to promote this name.

If our shareholders approve this name at our Annual General Meeting on 12 November, we will commence trading as BlueScope Steel Limited from Monday, 17 November 2003.

This will be a major, symbolic event in the history of our Company – BHP Steel has been an iconic name in Australian industrial history, with a lifespan of 89 years.

When we demerged, BHP Billiton stipulated that our right to use the name BHP Steel would be limited to a period of up to two years.

Our challenge was to come up with a new name that is meaningful to our customers, shareholders, employees and communities in the more than 50 countries in which we make or sell our steel products.

The choice of BlueScope Steel has been very positively received. The rationale for the choice is quite straightforward.

The colour blue is part of our heritage. It has been our corporate colour for many years and is the colour of our logo that we will retain. We believe it is also a colour that has positive connotations of clear skies and wide horizons.

We think the word `Scope' suggests opportunity, action and the ability to grow and develop in new directions.

It is very pleasing that the reception for the name has been so positive amongst our employees, who are going through the process of adjusting their thinking to no longer regard themselves as 'BHP' people.

They see BlueScope Steel as strongly evoking the sort of innovative company we are becoming.

With the sort of balance sheet Brian described earlier, it is clear that our Company has very significant opportunities in front of it – a large number of employees have said to me how pleased they are that we have chosen a name that looks to our future, and not to our past.

We are looking forward to building BlueScope Steel to be one of the leading brands on the Australian corporate landscape.

9. Addressing global steel industry overcapacity

I would like to bring this audience up to date on an important initiative being proposed through the OECD – the negotiation of a new Steel Subsidies Agreement amongst the major steel producing countries.

This initiative has been underway for about 3 years, and is making significant progress.

The notion of developing a Subsidies Agreement was a direct response to the very significant overcapacity in the world steel industry that was so visible a couple of years ago at the bottom of the steel cycle - that is, before China's spectacular growth in consumption really cut in.

It also recognises that Government subsidies for new steel capacity have seriously distorted global steel markets.

The OECD initiative has the potential to lead to an agreement which bans any subsidies to the steel industry, either for the creation of new capacity or for the maintenance of existing steel operations.

It is envisaged that only subsidies for the social and environmental problems of permanent plant closures should be allowed.

Last week in Chicago, the Board of the International Iron & Steel Institute emphasised its support to governments seeking to

conclude a strong and enforceable agreement to prevent future market distorting subsidies for the steel industry.

A timetable has been established for developing a full negotiating text by the end of February 2004, and solid progress on the text was made at a meeting of the OECD Steel Committee in Paris last week.

The Australian Federal Government has been very engaged throughout the OECD process, and has played a most constructive role in advancing negotiations.

It is very important that Australia play its part in not proliferating the use of subsidies to promote new steel production.

In this decade, about 7 or 8 new steel production projects have been advocated in Australia. Of course, the first port of call for promoters of these new projects is typically the State Government of the State in which their facility is proposed to be located.

In line with the spirit of the proposed Steel Subsidies Agreement, it is important that Australian Governments play a disciplined role in not extending subsidies which lead to unnecessary additional steel capacity.

10. Australia – US Free Trade Agreement

Since this lunch is being hosted by the American Chamber of Commerce in Australia, it would be remiss of us not to talk briefly

about our enthusiastic support for the proposed Free Trade Agreement between Australia and the United States.

As we meet today, the FTA negotiations are approaching a key point.

Brian mentioned earlier the extent of our activities in the USA and the fact that about 26% of our Company's global sales by volume are into the US market – a combination of our slab and hot rolled coil exports from Australia, and sales from our North Star BHP Steel joint venture.

It's not surprising, therefore, that we sense real opportunity from an FTA, both for ourselves directly and for our Australian manufacturing customers.

Our dream, if you like, is that the penetration of products made from Australian steel into US end-markets will significantly increase in the decades ahead.

To be specific, we see clear opportunities from an FTA in areas such as the following:

- Improved trade dispute resolution mechanisms; and

- Investment facilitation.

To demonstrate how FTA outcomes might benefit a Company like ours in a practical way, I would like to briefly recap on the adventure of BHP Steel's s.201 experience a couple of years ago.

The s.201 "safeguard" action was implemented by President Bush in response to the chronic financial problems of the US steel industry at that time. Due to uneconomic cost structures and overcapacity, about 30 US steel companies, mainly in electorally sensitive locations, were in Chapter 11 bankruptcy.

The eventual outcome of the Presidential action, finally announced in March 2002, was the introduction of punitive 30% tariffs on the majority of steel imported to the US. Following a very active lobbying effort in Washington led by our Company, in partnership with our US customers and with great assistance from the Australian Government, we ultimately were exempted from the tariffs in respect of the majority of our exports from Australia.

At risk, though, were the more than 350,000 tonnes of steel slab and 250,000 tonnes of hot rolled coil we sell each year to our long standing West Coast customers, California Steel and Steelscape.

We had to fight very hard to achieve the exemptions we did – persuading the US Administration about the extent of the reliance of our US customers on feedstock from BHP Steel as the basis for their competitiveness.

Our point is that our Company does not want to have to repeat the fraught experience of 2001/02 every time the US takes action to protect its steel industry in the future.

By contrast to our experience, Canadian and Mexican steel companies were not automatically subjected to the 30% tariffs, because they were treated under NAFTA as special cases.

Although our total exports to the US are less than 1% of the US market, Australia was initially found to have contributed to "injury" to the US market because our exports were aggregated with those of about 13 other countries in the injury determination phase. Canada and Mexico were not – they were considered in their own right.

Thus, one of BHP Steel's requests to the Australian Government has been that an FTA should agree to trade dispute resolution measures and provisions regarding anti-dumping which at least match those available to Canada and Mexico under NAFTA.

The Investment Chapter of the proposed FTA will be particularly important in promoting increased flows of investment between Australia and the US, and should be of great assistance to all Australian companies with long term aspirations to expand investment in the US.

There is scope to agree arrangements which guarantee that Australian investors in the US receive "national treatment" in the US, and vice versa. This would be a significant shoring up of the

protections available to investors – for example, providing protection from the appropriation or rationalisation of property, and from subsidies or other incentives being provided to local companies that were not available to foreign investors.

So, one of our messages today is that the benefits to this country from an FTA do not hinge solely on increasing market access for agricultural products like beef, dairy and sugar.

Bilateral trade between the two economies today reflects a broad, diverse relationship, including significant Australian exports of manufactures such as chemicals, steel, office and telecommunications equipment, and motor vehicles and parts.

If we regard wine as a manufactured product, half of our exports to the US are now manufactures. Indeed, the US has recently become Australia's largest market for elaborately transformed manufactures.

Australian manufacturing has benefited from over a decade of sustained reform and in many sectors is as good as any in the world. A well-negotiated FTA between Australia and the United States will provide a further boost to manufacturing, by providing access to a market of over 200 million people and by fostering innovation and best practice.

The economic arguments for a US FTA are compelling - the Centre for International Economics in Canberra has estimated that the Australian economy could expand by as much as $4 billion.

The size of the prize for Australian manufacturing - in terms of access to markets and the sharing of technology and expertise - is simply too great to ignore.

(Brian Kruger):

11. CREATING VALUE IN A MATURE INDUSTRY

Observations on company transformation in a (perceived) mature industry

I mentioned earlier that there has been a transformation in perceptions of the Australian steel industry amongst investors and other stakeholders over the past several years.

Those of us who have worked in the industry for many years can well recall the days when steel was regarded as a very poor destination for investment capital. Indeed, from my travels around the world meeting with investors that perception remains with respect to many segments of our industry globally.

So what is it about the Australian industry that has changed? How are we now different?

The first observation I would like to make is that perceptions of the steel industry as fundamentally a mature industry are ill founded.

It is possible to make that observation if one lives in Europe, the USA or Australia, where manufacturing industry growth rates are relatively flat.

But in the wider world of steel, there are truly spectacular opportunities – witness the growth in China, and also the strong growth in the use of steel in construction in South East Asia, let alone India, which is another looming dynamo for steel consumption.

A second observation is that the opportunities from success in inter-material competition are exciting. We believe that steel's share of the overall building and construction 'pie' is nowhere near its potential.

Finally, we cannot overstate the transforming impact that our spin-out and public listing has had on the psyche and performance of people in our business.

As a business group of BHP Billiton, for many years our business had functioned purely as a 'cash cow', returning its cash flows and profits to the resource company's Treasury to be invested not in the steel business, but in mine expansions and petroleum exploration.

Our new status as an independent company has unleashed a real 'can do' attitude amongst our people. It has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth.

This new 'can do' attitude will be an essential feature of the new BlueScope Steel going forward.

12. Conclusion

In conclusion, Australia's steel industry is highly competitive and performing strongly.

We have an industry that has had to stand on its own feet, without government subsidies and with negligible levels of protection.

As a result, the Australian steel industry has had to pay close attention to costs, to the demands of its customers, and to growing real and viable markets for its steel products.

Global demand for steel products and steel prices are likely to remain relatively firm, at least for the foreseeable future, driven largely by the strength of demand in China.

In the global steel industry there is undoubtedly still much work to be done to reign in overproduction, to consolidate steel producers, and to put investment decision making on a more rational footing.

Free trade agreements have the potential to act as important catalysts for these very necessary changes.

There is no doubt the level of change won't be comfortable for everyone in the steel industry. There will be winners and losers in the world steel industry and some steel companies will undoubtedly suffer.

However, we believe the strong competitive position of the Australian steel industry will allow it to be one of the winners.

Thank you for taking the time to let us speak to you today. David and I would be happy to take any questions.

Thank you.

* * * *

Color profile: Generic CMYK printer profile
Composite Default screen



NOW YOU HAVE
A REAL CHOICE . . .


BHPSteel
ABN 16 000 011 058

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C:\1JOBS-new\Foremost\13014\13014.cdr
Tuesday, 16 September 2003 7:56:58 AM

Now we've made it even easier for you to manage your BHP Steel shareholding and access the information you need, when you need it.

Remember, you will need to provide us with your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

INTERNET

- check your holding balance
- review and amend holding details
- lodge your Tax File Number
- view dividend and transaction histories
- vote online
- elect to receive all company announcements via e-mail
- manage a portfolio of holdings

Visit www.bhpsteel.com/investors and log in to update your details.

HOTLINE 1300 855 998

Menu options available:

- holding details (confirmation of account balance)
- request various forms
- general enquiries

CONTACT DETAILS

Registrar - ASX Perpetual Registrars Limited

Within Australia: 1300 855 998

Facsimile: 03 9611 9900

Outside Australia: +61 3 9615 9130

Facsimile: +61 3 9611 9900

Website: www.asxperpetual.com.au

E-mail: bhpsteel@asxperpetual.com.au

BHPSTEEL



BHPSTEEL
ABN 16 000 011 058

Proxy Form

...communications to:
...Registrars Limited
Level 4, ... Street, Melbourne VIC 3000
GPO Box ..., Melbourne VIC ...01
Telephone: 1300 855 998
Overseas: 613 9615 9130
Facsimile: (03) 9615 9744
ASX Code: BSL
Email: bhpsteel@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of BHP Steel Limited and entitled to attend and vote hereby appoint

A the Chairman of the Meeting (mark box) ☐ **OR** Write here the name of the person (excluding the registered securityholder) you are appointing if this person is someone other than the Chairman of the Meeting ☐

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of BHP Steel Limited (ABN 16 000 011 058) to be held at Melbourne Concert Hall, 100 St. Kilda Road, Melbourne on Wednesday, 12 November 2003 at 10.00 am and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the Share Registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

IMPORTANT: FOR ITEMS 4, 5 AND 6 BELOW

☐ If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 4, 5 and 6 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5 and 6 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Should you wish to direct your proxy how to vote on any resolution please place a mark (eg **X**) in the appropriate box below.

Resolution	For	Against	Abstain*
Resolution 2(a) To re-elect Mr H K McCann as a Director	☐	☐	☐
Resolution 2(b) To re-elect Mr P J Rizzo as a Director	☐	☐	☐
Resolution 2(c) To elect Mr Y P Tan as a Director	☐	☐	☐
Resolution 3 To change the name of the Company to BlueScope Steel Limited	☐	☐	☐
Resolution 4 To allow Mr K C Adams to participate in the Employee Share Purchase Plan	☐	☐	☐
Resolution 5 To grant share rights to Mr K C Adams under the Long Term Incentive Plan	☐	☐	☐
Resolution 6 To implement the Non-Executive Director Share Plan	☐	☐	☐

*If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form must be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the Share Registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Our privacy policy is available on our website (www.asxperpetual.com.au).

BSL PRX042


BHPSTEEL

HOW TO COMPLETE THE PROXY FORM

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder in BHP Steel.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the six boxes beside each item of business. All of your shares will be voted in accordance with such a direction unless you indicate that a portion of voting rights are to be voted for any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes for an item, your proxy will vote as he or she sees fit. If you mark more than one box for an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Share Registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the Second Proxy Form state the percentage of your voting rights or number of shares applicable to that form; and

(b) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name, all of the holders should sign
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the Share Registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	a Director can sign jointly with another Director or Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act 2001. Please indicate the office held by signing in the appropriate space.

Deadline for Receipt of Appointments

This Proxy Form (and any Power of Attorney under which it is signed) must be received no later than 10.00 am (Melbourne time) on Monday, 10 November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Lodgement of a Proxy

You may lodge your proxy on-line at **www.bhpsteel.com/investors**. If you lodge your proxy electronically you will not need to return your proxy form by mail or fax. Alternatively an envelope is enclosed for the return of the completed hard copy proxy form (and any relevant authorities), or you may fax the completed form (and any relevant authorities) to (+61 3) 8615 9744.

Documents may be lodged using the enclosed envelope or:

by hand:

BHP Steel Share Registry
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000

by mail:

BHP Steel Share Registry
c/- ASX Perpetual Registrars Limited
GPO Box 1736
Melbourne Victoria 3001

online:

www.bhpsteel.com/investors
(Have your HIN / SRN handy and follow the prompts)


BHPSTEEL


NOTICE OF ANNUAL
GENERAL MEETING 2003
Notice of Meeting and Information for Shareholders
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4000
Facsimile: +61 3 9666 4111
www.bhpsteel.com

Notice is given that the Annual General Meeting of BHP Steel Limited for 2003 will be held at the Melbourne Concert Hall, 100 St Kilda Rd, Melbourne, Victoria on Wednesday, 12 November 2003 at 10am (Melbourne time).

ORDINARY BUSINESS

1. Annual Report

To consider the annual report, financial statements and the reports of Directors and the auditor for the year ended 30 June 2003.

2. Election of Directors

a To re-elect a Director: Mr H K McCann
Mr McCann retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

b To re-elect a Director: Mr P Rizzo
Mr Rizzo retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

c To elect a Director: Mr Y P Tan
Mr Tan, having been appointed by the Directors, vacates office in accordance with the Company's Constitution, and being eligible, offers himself for election.

SPECIAL BUSINESS

3. Change of Company name

To consider and, if thought fit, pass the following resolution as a special resolution:

"That:

(a) the name of the Company be changed to BlueScope Steel Limited, with effect from a date determined by the Board, being no later than 2 February 2004; and

(b) the Constitution of the Company be amended by deleting in clause 24, the words "Company means BHP Steel Limited" and substituting "Company means BlueScope Steel Limited", with effect from a date determined by the Board, being no later than 2 February 2004."

4. Approval of participation by the Managing Director and Chief Executive Officer in the Employee Share Purchase Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the participation of the Managing Director and Chief Executive Officer, Mr Kirby Adams, in the Employee Share Purchase Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

5. Approval of grant of Share Rights to the Managing Director and Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the grant of Share Rights to the Managing Director and Chief Executive Officer, Mr Kirby Adams, under the Long Term Incentive Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

6. Approval of the Non-executive Director Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the implementation of a Non-executive Director Share Plan described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

Voting exclusion statement

The Company will disregard any votes cast on resolutions 4, 5 and 6 by Mr Adams, any other Director of the Company, and any of their associates, unless:

- *the vote is cast as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form; or*
- *the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Voting by Proxy

- A member who is entitled to attend and cast a vote at the Annual General Meeting may appoint a proxy.
- A proxy need not be a member.
- A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The following addresses and facsimile number are specified for the purposes of receipt of proxy appointments:

Addresses

By hand:	By mail:
BHP Steel Share Registry	BHP Steel Share Registry
c/- ASX Perpetual Registrars	c/- ASX Perpetual Registrars
Limited	Limited
Level 4, 333 Collins Street	GPO Box 1736
Melbourne Victoria 3000	Melbourne Victoria 3001
Facsimile: (61 3) 9615 9744	

- To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member's attorney, the authority under which the instrument is signed or a certified copy of the authority, must be received by the Company at least 48 hours before the meeting.
- For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

Voting entitlements

- The Board has determined that for the purposes of the meeting, shares will be taken to be held by those persons recorded on the Company's share register as at 7.00pm on Monday, 10 November 2003.

By order of the Board

Michael Barron
Company Secretary
Melbourne, 10 October 2003

EXPLANATORY NOTES

Item 1

Annual Report

BHP Steel Limited ("the Company") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 reflect a complete twelve months' results.

Comparative financial results for the year ended 30 June 2002, presented in the annual report are on a pro forma basis as your Directors believe this is the most meaningful comparison to the current year performance. This is because as at 30 June 2002, the Company was a wholly owned subsidiary within the BHP Billiton Group and certain significant assets were owned by other entities within the BHP Billiton Group.

However, the financial statements contained in the annual report reflect the Company as it existed at the reporting dates and for periods during the financial years represented. In view of the separation of the Company from the BHP Billiton Group, this financial information is not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted.

Item 2(a), (b) & (c)

Candidates for election and re-election as Directors

Information on the independence of the candidates for election and re-election as Directors, for the purposes of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, is contained in the corporate governance statement which forms part of the annual report. The Board has conducted a formal assessment of the individual contributions of Mr McCann and Mr Rizzo, who are retiring in accordance with the Constitution and offer themselves for re-election. The members of the Board not retiring support the re-election of Mr McCann and Mr Rizzo. The Board supports the election of Mr Tan.

Mr McCann is Chairman of Allens Arthur Robinson, a national law firm. He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. He is a director of Macquarie Bank Limited and has served on the boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

His extensive legal and commercial expertise, as well as his experience on the boards of a number of major listed companies are valuable skills Mr McCann contributes to the Board.


Paul Rizzo BCom, MBA
Director since 10 May 2002

Mr Tan was appointed a Director by the Board on 26 May 2003 and resides in Singapore. A chartered accountant by profession, he recently retired as Managing Director of one of South-East Asia's leading public companies, Fraser and Neave Group. Mr Tan served as Chief Executive Officer of Asia Pacific Breweries Limited, a subsidiary of Fraser and Neave Group and in 1993 was appointed the Managing Director of the Fraser and Neave Group. Mr Tan has been a Member of the Public Service Commission of Singapore since 1990. He is also a member of the Supervisory Board of the East Asiatic Company Limited A/S, Denmark and Keppel Land Limited, Singapore.

Mr Tan brings extensive knowledge of Asian markets, an area of strategic importance to the Company. He also has financial and leadership skills which complement the existing Board.


Kevin McCann BA, LLB (Hons), LLM
Director since 10 May 2002

Mr Rizzo has broad experience in general management, finance and banking as a chief executive officer and director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He is a member of the Advisory Board of Mallesons Stephen Jaques and of the Innovation Economy Advisory Board for Victoria. Previously, Mr Rizzo held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited. He has also previously served as Chairman of Foxtel Management Pty Limited and as a director of IBM Global Services Australia Limited.

Mr Rizzo's extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.


Tan Yam Pin
Director since 26 May 2003

Item 3

Change of Company name

As part of the Company's demerger from the BHP Billiton Group in July 2002, the Company was granted a licence by BHP Billiton to use the "BHP" acronym in its Company name until 30 June 2004. BHP Billiton has declined to renew or extend the Company's licence to use the "BHP" acronym. Therefore the Company must change its name before the licence expires on 30 June 2004.

On 1 September 2003 Directors announced that they would recommend to shareholders that the name of the Company be changed to BlueScope Steel Limited.

The new name will carry forward the best attributes of the existing corporate brand, whilst supporting the Company's strategies to develop new directions. Blue is a colour associated with our heritage, our brands and with clear skies, wide horizons and a bright future. Scope suggests opportunity, action and the ability to grow.

The new name will enable continuity in the Company's stock exchange listing code "BSL".

In selecting a new name commencing with "B" the Company will continue an important brand connection with thousands of customers who have known the Company for decades as "BHP Steel".

Directors recommend the adoption of the new name to shareholders.

Item 4

Approval for the participation of the Managing Director and Chief Executive Officer in the Employee Share Purchase Plan

As an incentive for eligible employees to acquire and hold shares in the Company, the Employee Share Purchase Plan has been developed. The Plan will enable eligible employees to forego salary or short term cash bonus (or both) and receive shares. It is proposed to introduce this Plan with effect from 1 January 2004.

It is intended that Mr Kirby Adams, the Managing Director and Chief Executive Officer, be permitted to participate in the Plan and be able to forego salary or short term cash bonus (or both) for shares in the Company. The ASX Listing Rules require that shareholder approval be obtained before a Director acquires securities in the Company under an incentive plan. Accordingly, approval is sought for Mr Adams' participation in the Plan from its introduction on 1 January 2004 until 12 months following the date of the Annual General Meeting (**"Relevant Period"**).

Description of Employee Share Purchase Plan

Broadly, the Employee Share Purchase Plan would operate as follows:

- Eligible employees would be invited to participate on condition that they agree to forego salary or bonuses for a period, as

specified in the invitation. The Board has a discretion to specify the maximum proportion of salary or cash bonus that may be foregone.

- Participants would be provided with fully paid ordinary shares in the Company in lieu of the salary or cash bonus foregone. The shares would be issued or acquired on-market.
- Generally, the Board has the discretion to determine the formula for calculating the number of shares to be provided to participants in lieu of salary or bonus foregone. The formula may include a discount to the market value of the shares. For the current financial year, the maximum discount for each participant has been set at 20% until the aggregate value of the discount equals $1,000, but taking into account the market value of any Shares granted to the participant under the Company's Employee Share Ownership Plan. (Pursuant to the announcement made to the Australian Stock Exchange on 19 August 2003, the Company has provided 200 shares in the Company to approximately 11,000 eligible employees at nil cost to them under the Company's Employee Share Ownership Plan. Mr Adams did not receive shares under this grant.)
- The market value of a share in the Company would be determined as follows:
  - if shares are to be newly issued under the Employee Share Purchase Plan, the market value will be the volume weighted average sale price of all shares sold on ASX during the 5 trading days immediately preceding their date of issue;
  - if shares are to be purchased on ASX, the market value will be the average price paid per share for the shares so purchased (inclusive of costs associated with their acquisition (eg. brokerage)).
- Participants would be entitled to all distributions on the shares. The Board may require the shares to be acquired by a trustee and held in trust for participants for so long as they remain subject to the restriction on disposal referred to below.
- Participants would be restricted from disposing of their shares until the third anniversary of the date of acquisition of the shares for participants. Participants would be entitled to nominate in their acceptance forms a later date until which the restriction is to apply.
- The Company could specify in the invitation that this restriction ceases to apply in specified events (eg., where the employee ceases to be employed by the Company or, if later, the third anniversary of the date of acquisition of the shares for the participant).
- The Board may, in circumstances deemed exceptional by it, approve the disposal of shares by a participant (or his or her legal personal representative), where the restriction would otherwise continue to apply.
- Subject to applicable legal constraints, it is intended that shares would be acquired for participants at such times as are considered

appropriate. If shares are not able to be acquired for a participant (eg. because of legal impediments applicable at the time) or the Board considers it inappropriate for shares to be acquired for a participant, the participant would instead be paid the cash amount that was foregone for the period concerned.

- Where a participant has foregone salary for a period or a bonus and, before shares relating to that salary or bonus have been acquired, the participant has ceased to be an employee, the participant would instead be paid the cash amount that was foregone for the period concerned.
- The Company may amend, suspend or terminate the Plan (subject to applicable law and the ASX Listing Rules).

In relation to Mr Adams' participation in the Employee Share Purchase Plan for the Relevant Period, consistent with the foregoing, the number of shares to be provided to him will be the number that results from dividing the amount of salary or bonus foregone in the Relevant Period, by the market value of a share (calculated as set out above) less a 20% discount until the aggregate value of the discount equals $1,000, and thereafter without a discount being applied. Accordingly, the application of the discount to the market value of shares as calculated above will provide Mr Adams with a discount, capped at $1,000, to participate in the Plan.

In accordance with the ASX Listing Rules, the following additional information is provided concerning Mr Adams' participation in the Employee Share Purchase Plan:

- The maximum number of shares to be issued or purchased under the Employee Share Purchase Plan for Mr Adams will depend on the amount of salary and bonus foregone by him. As an indication, for the financial year ended 30 June 2003, Mr Adams received a short term cash bonus of $1,950,000. Mr Adams' current base salary is $1,350,000 per annum. The Board will determine the proportion of salary or bonuses that employees (including Mr Adams) can forego under the Employee Share Purchase Plan before its introduction in January 2004.
- The Employee Share Purchase Plan is a new incentive plan and has not previously been offered by the Company. Accordingly, no Director or associate of a Director has previously received shares under the Employee Share Purchase Plan.
- The Employee Share Purchase Plan is open to eligible employees of the Company. Mr Adams is the only Director who is eligible to participate in the Employee Share Purchase Plan.
- There is no loan scheme in relation to the acquisition of shares under the Employee Share Purchase Plan.
- Any shares to be acquired by Mr Adams under the Employee Share Purchase Plan will be acquired before 12 November 2004.

Item 5

Approval of grant of Share Rights to the Managing Director and Chief Executive Officer

It is proposed that Mr Kirby Adams, the Managing Director and Chief Executive Officer of the Company, be awarded rights to be provided fully paid ordinary shares in the Company ("Share Rights") under the Company's Long Term Incentive Plan. The award will be made effective 30 September 2003.

The number of Share Rights to be awarded, subject to shareholders approving the grant of Share Rights to Mr Adams under resolution 5, will be determined by dividing Mr Adams' current base salary of $1,350,000 by the volume weighted average price of the Company's shares traded on ASX for the 5 trading days up to and including 30 September 2003. As an indication, at a volume weighted average share price of $5.00, the number of Share Rights awarded to Mr Adams would be 270,000.

Share Rights

Subject to the rules of the Long Term Incentive Plan, each Share Right will entitle Mr Adams to be provided one fully paid ordinary share in the Company upon exercise after they vest. No amount is payable by Mr Adams in respect of the award of Share Rights.

Vesting of Share Rights

Except in certain circumstances mentioned below, Share Rights will vest only to the extent that performance conditions determined by the Board are met. For the present award, the vesting will depend on the percentile ranking of the Company relative to a comparator group (namely, the companies comprised in the ASX/S&P 100 index as at 30 September 2003, the effective date of grant of the Share Rights), based on total shareholder return over a performance period.

Total shareholder return is, broadly speaking, share price growth plus dividends reinvested. Relative performance is measured by comparing the respective total shareholder returns of the Company and the members of the comparator group for the performance period.

Accordingly, the Company's performance ranking against the comparator group at the end of the performance period will determine whether Mr Adams may exercise his Share Rights and, if so, the number of them. No Share Rights vest until the relative total shareholder return performance, as measured by comparing the respective total shareholder returns of the Company and the members of the comparator group for the performance period, reaches the 51st percentile. At the 51st percentile 52% of Share Rights vest. Above the 51st percentile the number of Share Rights that may be exercised will be pro rated between the 51st percentile and the 75th percentile. At the 75th percentile (or above), 100% of Share Rights vest. The following table provides an overview of the percentage of Share Rights which vest at various percentile outcomes.

If the percentile ranking of the Company at the end of the performance period is ...	...then the percentage of Share Rights which vest is ...
50th percentile or below	No Share Rights vest
51st percentile	52% of Share Rights vest
60th percentile	70% of Share Rights vest
70th percentile	90% of Share Rights vest
75th or above	100%

The initial performance period will be 1 October 2003 to 30 September 2006.

Exercise and lapse of Share Rights

In the event that none, or some only, of the Share Rights vest at the end of the initial performance period, there will be up to 4 subsequent performance periods commencing on the effective date of grant of the Share Rights and ending on 31 March 2007, 30 September 2007, 31 March 2008 and 30 September 2008, respectively ("**Retest Date**"). The number of outstanding Share Rights that then vest following such a retesting at the end of a subsequent performance period will be calculated by determining how many Share Rights out of the total granted would vest in accordance with the above (determined by reference to the percentile ranking of the Company at the end of the relevant subsequent performance period), and deducting the number of Share Rights that have previously vested (if any). There is a proviso that for outstanding Share Rights to vest following a subsequent performance period, the percentile ranking as at the Retest Date must be greater than the highest percentile ranking of the Company at the end of any previous performance period.

If Share Rights have not vested following the last Retest Date, those Share Rights will lapse.

Share Rights that vest may be exercised at any time before 31 October 2008. No amount is payable upon exercise by Mr Adams. Upon exercise, Shares would be acquired for Mr Adams by the trustee of the Long Term Incentive Plan trust by way of subscription for new shares or on-market purchase with funds provided by the Company.

Unvested Share Rights will lapse if Mr Adams ceases to be employed because of termination for cause.

Unvested Share Rights lapse if Mr Adams resigns, subject to the discretion of the Board to decide that the number of unvested Share Rights that are to lapse is to be pro rated to reflect his period of service during the relevant performance period and that those Share Rights will vest only if the relevant performance hurdles are satisfied.

If Mr Adams ceases to be employed because of death or disability, all his unvested Share Rights will vest. Vesting in these circumstances would occur without regard to performance hurdles.

In the event of agreed retirement or redundancy, the number of unvested Share Rights would be reduced *pro rata* to reflect the period of service. That reduced number of Share Rights would vest only if the relevant performance hurdles are satisfied.

Vested share rights may be exercised for 6 months after cessation of employment or until 31 October 2008, whichever is sooner.

The Board may at its discretion cause Share Rights to become vested Share Rights, if, at any time while there are Share Rights which have not lapsed or been exercised, a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company or a transaction is announced by the Company which, if implemented, would result in a person owning all the issued shares in the Company.

Additional information

In accordance with the ASX Listing Rules, the following additional information is provided concerning the Share Rights to be awarded to Mr Adams under the Company's Long Term Incentive Plan:

- Since the Company was admitted to ASX in July 2002, Mr Adams has been awarded the following Share Rights under the Long Term Incentive Plan, as described in the scheme booklet prepared and issued by BHP Billiton Limited as part of the Company's demerger from BHP Billiton Limited:
  - 685,000 in July 2002;
  - 490,500 in September 2002.
- Mr Adams is the only Director who is entitled to participate in the Long Term Incentive Plan.
- There is no loan scheme in relation to the Long Term Incentive Plan (or Share Rights awarded under it).
- Any Share Rights to be granted to Mr Adams under the Long Term Incentive Plan will be granted as soon as practicable after the date of the Annual General Meeting and, in any event, before 12 November 2004.

Item 6

Approval of the Non-executive Director Share Plan

The Board believes that Non-executive Directors should accumulate over time a shareholding in the Company at least equivalent in value to their annual remuneration. To facilitate this the Non-executive Director Share Plan has been developed.

In addition to providing a facility for Non-executive Directors to acquire shares, the Non-executive Director Share Plan requires that Non-executive Directors receive at least 10% of their remuneration (exclusive of any superannuation contributions) in the form of ordinary shares in the Company.

The Non-executive Director Share Plan will not involve any increase in the maximum remuneration payable to Non-executive Directors. Shares acquired under the Non-executive Director Share Plan will form part of the Directors' remuneration. Under the Company's constitution, the maximum aggregate amount or value of the remuneration of the Non-executive directors is fixed at $1,750,000 per annum (inclusive of superannuation contributions), until increased by ordinary resolution of shareholders. It should be noted that no discount will be given to the Director, and no loans will be made by the Company to any Director to acquire shares under the Plan.

The key terms of the Non-executive Director Share Plan are as follows:

- All non-executive Directors would be required to participate in the Non-executive Director Share Plan (unless participation by a Director would result in the Company becoming obliged to prepare, lodge or issue a prospectus or disclosure document in any jurisdiction and the Board considers it would be onerous for the Company to do so in the circumstances).
- Participating Directors would be required to receive at least 10% of their total remuneration (exclusive of any superannuation) in shares.
- Shares would be acquired for Directors half-yearly in arrears (ie, after the announcement to ASX of the results of the half-year or full-year). The shares would be newly issued for the benefit of participating Directors (subject to the ASX Listing Rules), or purchased on-market with funds provided by the Company.
- To determine the number of shares acquired for each Director, the dollar value of the fees foregone by the Director to participate in the Plan will be divided by:
  - if shares are purchased on ASX, the average price paid for the shares purchased under the Plan (inclusive of costs associated with their acquisition (eg. brokerage)); or
  - if shares are issued by the Company, the volume weighted average price for the shares for the 5 trading days on which the shares have been traded immediately before issue of the shares.
- Participating Directors would receive fully paid ordinary shares in the Company with a market value, calculated as set out above, equivalent to the amount of fees foregone by the Director.
- The shares issued or acquired may be held on behalf of Directors by a trustee. The Directors would be entitled to all distributions on shares held on their behalf and to vote the shares.
- A Director would be restricted from transferring shares acquired under the Non-executive Director Plan until the earlier of:
  - the third anniversary of the date the shares were acquired for the Director (or such later date as the Director may specify in his or her acceptance form);

- the time when the Director ceases to be a director of the Company; or
- the time when a takeover bid is made for the Company or a merger transaction is announced or entered into by the Company involving the acquisition of all the Company's shares.

- During this restriction period, participating Directors will be prohibited from disposing of their shares without the approval of the Board.
- Participating Directors would bear the costs of acquisition of shares under the Plan (eg. brokerage).
- If the Company's shares are not able to be acquired for a participating Director (eg. because of legal impediments applicable at the time), the Director would instead be paid the cash amount that was foregone for the relevant period.
- Where a Director has foregone fees for a period and, before the shares relating to that period have been acquired for him or her, the Director has ceased to be a Director of the Company, the Director would instead be paid the cash amount that was foregone for the relevant period.

Shareholder approval is sought for the introduction of the Plan. The Company has obtained a waiver from the Australian Stock Exchange Limited in respect of Listing Rule 10.14, so that shares in the Company may be acquired (through the purchase of existing shares on market) by the Non-executive Directors from time to time of the Company under a Non-Executive Directors Share Plan, but without the need to separately seek shareholder approval for each acquisition of shares by a Director under the Non-executive Director Share Plan. This waiver is conditional upon the introduction of the Plan being approved by shareholders.

The Company has obtained a waiver from ASX, so that shares may be issued under the rules of the Non-executive Directors Share Plan during the 3 years following the date of this year's Annual General Meeting to any Non-executive Director in office (including those appointed after the date of the 2003 Annual General Meeting), again subject to shareholder approval being obtained at this year's Annual General Meeting.


www.bhpsteel.com



BHP STEEL
ABN 16 000 011 058

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC 3000
GPO Box 1736, Melbourne, VIC 3001
Telephone: 1300 855 998
Overseas: 613 9615 9130
Facsimile: (03) 9615 9744
ASX Code: BSL
Email: bhpsteel@asxperpetual.com.au
Website: www.asxperpetual.com.au

10 October 2003

Dear Shareholder

I am writing to invite you, as a shareholder, to attend BHP Steel's 2003 Annual General Meeting.

The meeting will be held on Wednesday, 12 November 2003 at Melbourne Concert Hall, 100 St. Kilda Road, Melbourne, commencing at 10.00 am (Melbourne time). Registration desks will be open from 8.30 am. Shareholders are requested to arrive early to avoid queues and minimise any delays.

We will be using the barcode at the top of this letter to register shareholders attending the meeting, thereby reducing delays in entering the meeting room. **Please bring this letter with you to the meeting to allow prompt registration of your attendance.**

The following documents are enclosed:

- A **notice of annual general meeting and information for shareholders**, which sets out and explains the business of the meeting;
- A **personalised proxy form**, if you cannot attend the meeting in person and wish to appoint a proxy to attend and vote on your behalf;
- A **direct credit election form**, if you wish to have future dividends paid directly into your bank account (if you have not already provided us with banking instructions); and
- A business reply paid envelope, or a return address envelope (if your registered address is outside Australia) for the return of any completed documents.

On the reverse side of this letter is a **map** showing the location of the AGM, as well as tram and car parking access.

If your shares are held in the name of a private company and you wish to attend and vote at the meeting you will need to complete a **form of appointment of corporate representative**. Copies of this form can be obtained from the Company's Share Registry. Please call **1300 855 998** between 8.30 am and 5.30 pm, weekdays.

Also enclosed is a brochure explaining the benefits of receiving company information electronically. We urge shareholders to consider these benefits and complete the relevant forms, or register online by visiting **www.bhpsteel.com** and clicking on "Shareholder Services" under "Investors".

In addition, you may view the Annual Report on the Company's website at **www.bhpsteel.com** from Monday, 13 October 2003.

Your Directors and the management of the Company look forward to seeing as many shareholders as possible on this day, and invite you to join us for light refreshments at the conclusion of the meeting.

Finally, if you have multiple holdings in BHP Steel and you would like to consolidate them, please contact the Share Registry on the telephone number quoted above. The share registry will advise you how to consolidate your holdings.

Yours sincerely

Graham Kraehe

Chairman



DIRECTIONS TO BHP STEEL LIMITED ANNUAL GENERAL MEETING 2003

GETTING THERE
Travel either by train or tram to Flinders Street Station


CBD
PRINCES BRIDGE
YARRA RIVER
MELBOURNE CONCERT HALL
SOUTHGATE
CITY ROAD
THEATRES
STURT STREET
KAVANAGH STREET

AGM ENTRANCE

PARKING
Available at the State Theatre (Car Park entrance from Sturt Street)

VENUE
MELBOURNE CONCERT HALL
100 ST KILDA ROAD
MELBOURNE
(NB: ENTRANCE FROM ST KILDA ROAD)

SEC File
No. 82-34676



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

13 October 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – DESPATCH OF DOCUMENTS TO SHAREHOLDERS

The following documents were despatched to shareholders on Friday, 10 October 2003 (in accordance with the previously advised timetable):

- Letter to shareholders from the Chairman
- Notice of Annual General Meeting
- Proxy form
- Brochure on electronic communications with shareholders
- Annual report
- Financial report

In addition, I also confirm the Company paid its final and special dividends on Friday, 10 October 2003.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 7 October 2003

BHP STEEL CEO ELECTED CHAIRMAN OF WORLD'S PEAK STEEL ORGANISATION

Australian steel executive Kirby Adams has been elected Chairman of the International Iron and Steel Institute (IISI) at its Annual General Meeting in Chicago, USA.

Mr Adams is Managing Director and Chief Executive Officer of BHP Steel, which proposes to change its name to BlueScope Steel Limited next month.

Mr Adams has been a member of the Executive Committee of the IISI since 2000. His term as Chairman of the IISI will run for a period of twelve months.

The Vice-Chairmen of the IISI, also elected at the Chicago meeting, are Mr Guy Dollé, Chief Executive Officer of the Europe-based steel company Arcelor, and Mr Akio Mimura, Representative Director and Executive Vice President of Nippon Steel Corporation of Japan.

Mr Adams is the first Australian executive to be appointed to the position of IISI Chairman since Mr Brian Loton, then Managing Director of The Broken Hill Proprietary Company Limited, in 1991.

Chairman of BHP Steel, Mr Graham Kraehe, said: "Kirby's election as IISI Chairman reflects the strong regard in which he is held by his international peers, and the significant contribution he has made in the global steel arena in the three and a half years he has been CEO of BHP Steel.

"In being elected to this position at the age of 47, Kirby will be the youngest Chairman of IISI in the organisation's 36 year history."

The IISI is based in Brussels, Belgium. Its members include the world's leading steel producers.

About BHP Steel Limited (ASX: BSL)
BHP Steel is the leading steel producer in Australia and New Zealand, supplying a large percentage of the flat steel products sold in these markets. The Company's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BHP Steel also has a 50 per cent interest in North Star BHP Steel – a steel mini-mill in Delta, Ohio, USA. **For further information about BHP Steel Limited: www.bhpsteel.com**

Contacts:

David Jenkins
Manager Communications
BHP Steel Limited
Tel: +61 3 9666 4022
Mobile: +61 (0) 408 507 850
E-mail: David.Jenkins@bhpsteel.com

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0) 419 893 491
E-mail: John.Knowles@bhpsteel.com


SEC File
No. 82-34676

BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

26 September 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – APPENDIX 3E – DAILY SHARE BUY-BACK NOTICE AND NOTIFICATION OF CANCELLATION OF SHARES PURSUANT TO SHARE BUY-BACK

The Company's daily share buy-back notice for Thursday, 25 September 2003 follows.

Also following are details of the shares that have been cancelled since the commencement of the share buy-back on Friday, 14 March 2003, up to Tuesday, 16 September 2003.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

4

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,009,672	203,565
4	Total consideration paid or payable for the shares	$129,077,096	$1,005,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.15	highest price paid:	$4.96
	date:	15-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.88
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.1282

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	48,086,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

25 September 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – CANCELLATION OF SHARES PURSUANT TO SHARE BUY-BACK

Please note that the following numbers of shares have been cancelled pursuant to the Company's on-market share buy-back scheme up to Tuesday, 16 September 2003.

Date	Number of Shares Cancelled	Number of Shares on Issue (following cancellation)
31/03/03	1,470,000	791,530,000
04/04/03	145,000	791,385,000
22/04/03	1,370,000	790,015,000
09/05/03	2,080,000	787,935,000
23/05/03	1,166,999	786,768,001
27/06/03	1,568,000	785,200,001
15/07/03	2,200,000	783,000,001
25/07/03	3,310,787	779,689,214
01/08/03	2,805,020	776,884,194
08/08/03	1,867,826	775,016,368
15/08/03	2,180,699	772,835,669
22/08/03	1,710,000	771,125,669
05/09/03	170,225	770,955,444
16/09/03	3,393,708	767,561,736
Total	25,438,264	

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary



SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 1 September 2003

BLUESCOPE STEEL LIMITED ANNOUNCED AS INTENDED NEW NAME FOR BHP STEEL

BHP Steel Limited (ASX: BSL) today announced that Directors will recommend to shareholders that the name of the Company be changed to BlueScope Steel Limited.

Managing Director and CEO, Kirby Adams said the announcement of the new name was an exciting new development in the Company's history.

"Our new name makes it loud and clear that we are an innovative, customer-focussed steel solutions provider and a company that brings colour to our communities," he said.

In explaining the reasoning behind the new name, Mr Adams said:

"Blue is a colour associated with our heritage, our brands and with clear skies, wide horizons and a bright future. Scope suggests opportunity, action and the ability to grow and develop in new directions."

Mr Adams said the name BlueScope Steel was chosen after an exhaustive process, which included suggestions from hundreds of employees.

"As BlueScope Steel Limited we will have continuity in our stock exchange listing code 'BSL'. In addition, in selecting a new name beginning with 'B' we will also retain the important brand connection with thousands of our customers who have known us for decades as BHP Steel," he said.

The Company's building products businesses will be known as BlueScope Lysaght. There will be no change to the name of New Zealand Steel. The future name of the Company's 50/50 joint venture in the United States – North Star BHP Steel – is yet to be determined.

The Company will be seeking shareholder approval of the new name at the Annual General Meeting scheduled for 12 November 2003.

BHP Steel was publicly listed on 15 July 2002. Its former parent, BHP Billiton, requires BHP Steel to change its name by 30 June 2004.

Only a few days ago the Company announced an inaugural net profit after tax (NPAT) of $452 million for the twelve months ended 30 June 2003. Earnings before interest and tax (EBIT) for the twelve months ended 30 June 2003 was $611 million – a 282% increase on the pro-forma EBIT for the twelve months ended 30 June 2002 of $160 million. Directors announced dividends for the year totalling 29 cents (fully franked). A provision of $20 million was made in the 2003 accounts for the cost of implementing an effective name change program.

A copy of the Company logo with the new name is available for media from the Contacts listed below. A video news release will be broadcast today during the satellite news exchange at 2.00pm which will include relevant BHP Steel news footage. A media conference will be held at 1.30pm today in Wollongong and there will be a teleconference link if you are unable to attend. Please telephone Australian Freecall: 1800 555 616, or telephone +61 3 9221 4420 (international callers only).

Contacts:

Deborah De Santis
Acting Manager Media Relations
BHP Steel Limited
Tel: +61 2 4226 9931
Mobile: +61 (0)403 121 651
Email: Deborah.Desantis@bhpsteel.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel Limited
Tel: +61 3 9666 4020
Mobile: + 61 (0)419 585 298
Email: David.Goodwin@bhpsteel.com

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
Email: John.Knowles@bhpsteel.com

SEC File
No. 82-34676


BHPSTEEL

Annual Results Presentation
Period Ended 30 June 2003

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

28 August, 2003



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

28 August 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – ANNUAL RESULTS PRESENTATION

Please find to follow a copy of the Annual Results Presentation that will be made by Mr Kirby Adams (Managing Director and CEO) and Mr Brian Kruger (CFO) this afternoon.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BSL SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.



Creating Shareholder Value in a Difficult Industry

A DIFFERENT KIND
OF STEEL COMPANY

Seized market opportunities and drove business improvements

• Revenue	$5.3 billion	*First time above $5.0 billion.*
• Despatches	6.8 million metric tonnes	*Record shipments.*
• NPAT	$452 million	
• EPS	57.1¢	
• DPS	22¢ Fully Franked	*Scheme Booklet Forecast was 20¢ 0/40% Franking.*
• Special Dividend	7¢ Fully Franked	
• Return on Invested Capital	14.5%	
• Net Cash Flow	$598 million	
• Buyback (30 June 2003)	8.3 million shares	*27 August 2003 21.9 million shares.*
• Debt Reduced	By $540 million	*To $168 million.*
• Gearing (net debt)	2.4%	

Further 30% improvement in Lost Time Injury Frequency Rate . . .

Our Goal is Zero Harm

Injuries resulting in lost time per million man-hours worked

Year	Value
1992	33
1993	35
1994	29
1995	16
1996	14
1997	8
1998	4.8
1999	3.7
2000	4
2001	3.4
2002	2.7
2003	1.8

* Includes contractors from 1996


FY02
FY03
A$ Millions
500
400
300
200
100
0
97
471
• PKSW
- Slab
- HRC
- Plate
• NSBHP (50%)
• Castrip
12
44
• Western Port
• Springhill
• Packaging Products
• Service Centres
• Lysaght
57
119
71
84
Hot Rolled Products
New Zealand Steel
Coated Products Australia
Coated Products Asia
EBIT Growth
+386%
+267%
+109%
+18%
Return on Net Assets (Pre-Tax)
25.7%
10%
9.3%
18.9%

- **Business excellence framework**

Delivery Performance

Inventory Turnover

Capacity at minimal cost



Shift in mix towards Asia on 12% overall increase in despatches



USA (NSBHPS)
13%
Australia
41%
Americas
14%
Total Export
38%
Other
10%
Asia
14%
Asia Pacific
4%
NZ
4%



USA (NSBHPS)
13%
Australia
41%
Americas
13%
Other
5%
Asia
19%
Total Export
37%
Asia Pacific
5%
NZ
4%

Construction remains at 46% as Australian Despatches Increase by 12%


Construction Non-Dwellings 22%
Automotive & Transport 13%
Manufacturing 22%
Packaging 9%
Rural 3%
Mining 8%
Construction Infrastructure 6%
Construction Dwellings 17%
Construction Non-Dwellings 22%
Automotive & Transport 13%
Manufacturing 22%
Packaging 8%
Rural 3%
Mining 8%
Construction Infrastructure 6%
Construction Dwellings 18%

Vertical Integration Provides Flexibility to Respond to Market Demand



6.0
5.0
4.0
3.0
2.0
1.0
0.0
A$ Billions
Coated, Tin, Painted & Roll Formed
CRC & Plate
HRC
Slab
0.5
0.5
2001/2002
2002/2003

- Stronger Euro/higher imports - Weak demand - Consolidation benefits - Russia/Ukraine	- Consolidation continues - Scrap/energy prices - Section 201 - Weak demand
- Steel consumption growth continues - Tariffs - New capacity - Net importer - Olympics and World Expo	- Japan consolidation - Korea strong growth - China key market for region - Australia/NZ strong growth

BSL is Geographically Well Positioned in Global Steel Markets



Create Shareholder Value –
Total Shareholder Return



Downstream Growth –
Value Added Branded Products



Regional Focus – Our Footprint





- Value added coated, painted and roll-formed branded products, solutions and services

  - Pre-Engineered Buildings
  - Smartruss™
  - Powerdek™
  - Tileform®
  - Automotive Blanking

Galvaspan®


Colorbond®


PrimaDesa™


LYSAGHT®
THERE IS NO EQUIVALENT

Zincalume®


Annualised production capacities and approved growth
Thailand
Cold Rolling 300kt
Metal Coating 175kt
Painting 90kt
Malaysia
Metal Coating 160kt
Painting 70kt
Indonesia
Metal Coating 90kt
Painting 25kt +25kt
Vietnam
MC 125kt
Painting 50kt
Brisbane
Painting 88kt
Port Kembla / Springhill
Raw Steel 5.1mt
Hot Rolling 2.4mt
Plate 320kt
Cold Rolling 930kt
Tinplate/Blackplate 450kt
MC (3 lines) 750kt +34kt
PL (2 lines) 193kt +50kt
Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +58kt
Painting (2 lines) 330kt +23kt
New Zealand
Ironsand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 210kt +24kt
Painting 60kt


Hanoi Airport with Clean Colorbond® Roof
Lysaght Pre-Engineered Building
LYSAGHT
HA TAY
FACTORY
SALES +
OFFICES
LYSAGHT
BIEN HOA
FACTORY
METALLIC COATING
& PAINTING SITE


August 2003
- Annual Release
- Higher Final Dividend (100% Franked)
- Special Dividend (100% Franked)
- Vietnam Coating & Painting Facility
- Employee Share Plan
Twelve Months
BHPSTEEL
February/March 2003
Half Year
- Interim Dividend (100% Franked)
- NPAT >$400m
- Buy-back 10% shares
- 2 China Roll-formers



- **Capitalising on strong market and operational performance**

A$ Millions	1999[1]	2000[1]	2001[1]	2002[1]	2003
Revenue	4,849	4,898	4,941	4,593	**5,302**
EBITDA[2]	525	711	568	412	**881**
EBIT[2]	257	445	305	160	**611**
Net Profit					**452**[3]
EPS (¢)					**57.1**[4]

(1) 1999 to and including 2002 normalised.
(2) Includes net profit/loss for North Star.
(3) First half $242m and second half $210m.
(4) Weighted average shares on issue 791,544,061.


Superannuation - $32m
Name Change - $20m
Restructuring - $21m
A$ Millions
1000
900
800
700
600
500
400
300
200
100
0
$160m
$393m
$127m
$103m
$67m
$17m
($88m)
($78m)
($90m)
$611m
June 02 YTD Actual
Export Prices
Domestic Prices
Volume / Mix
NSBHPS
Conversion & Other Costs
Raw Material Costs
Exchange Rates
Other
June 03 YTD Actual

	As at 30 June	
A$ Millions	**Pro-Forma 2002**	**2003**
Assets		
Cash	155	91
Receivables	625	650
Inventory	678	698
Other Assets	221	228
Net Fixed Assets	3,223	3,086
Total Assets	**4,902**	**4,753**
Liabilities		
Creditors	557	493
Interest Bearing Liabilities	754	168
Provisions	801	998
Total Liabilities	**2,112**	**1,659**
Net Assets	**2,790**	**3,094**

• **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)**	**17.7%**	**2.4%**

- Share buyback
  - Up to 10% of ordinary shares (79.3m)
  - 12 months to March 2004
  - Purchased to:
    - ➢ 30 June 2003 - 8.3m shares
    - ➢ 27 August 2003 - 21.9m shares

- Ordinary Dividend
  - Interim – 9¢ fully franked
  - Final – 13¢ fully franked / payable on 10 October 2003

- Special Dividend
  - 7¢ fully franked / payable on 10 October 2003

A$ millions	1999[1]	2000[1]	2001[1]	2002[1]	2003
Net operating cash flow before borrowing costs and income tax	725	715	631	381	**763**
Net investing cash flows					
- Capital expenditure	(191)	(90)	(105)	(162)	**(183)**
- Other	(20)	10	(6)	8	**18** [2]
Net cash flow before financing & tax	514	635	520	227	**598**
Net financing cash flow					**(493)** [3]
Payment of income tax					**(29)**
Net dividends					**(75)**
Net increase in cash held					**1**

(1) 1999 to and including 2002 normalised.

(2) Includes impact of North Star loan repayment of A$36m.

(3) Includes repayment of A$540m of debt, A$26m to purchase shares under the buy-back, A$24m of net borrowing costs and A$97m associated with the Demerger.

A$ millions	Impact on forecast EBIT for the year ending 30 June 2003	2004
Assumption		
+/– US$25 / tonne movement in BSL's average realised HRC price[1]	104	76
+/– 1¢ movement in Australian dollar / US dollar exchange rate[2]	10	13
+/– US$10 / tonne movement in NSBHP scrap to HRC price spread	16	13
+/– 2% movement in slab production in Australia and New Zealand	14	14
+/– US$1 / tonne movement in coking coal costs	7	5
+/– US$1 / tonne movement in iron ore costs	14	11

(1) *The sensitivity assumes an equivalent impact on the price of export cold rolled coil, and a 75% impact on the price of export slab. Export metallic coated, painted steel products and plate as well as Australian domestic pipe and tube products are assumed to move to a lesser extent due to the existence of other market factors. The decrease between 2003 and 2004 is due to both exchange rate and mix improvement.*

(2) *The movement in the Australian dollar/US dollar exchange rate includes the restatement of US dollar denominated receivables and payables.*



SEC File
No. 82-34676





SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058

Financial report - 30 June 2003

Contents

Explanatory Statement to the Financial Report

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the twelve month period to 30 June 2003 in this financial report reflects a complete twelve months results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities are not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

The comparative information presented in the following Financial Report has been prepared for the consolidated BHP Steel Group as it existed on 30 June 2002 in accordance with the Corporations Act 2001. It is not reflective of the BHP Steel Group which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the June 2002 financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Financial Report presented reflects the majority of the Australian and Asian Coating operations.

BHP Steel Limited
Statements of financial performance
For the year ended 30 June 2003

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Revenue from ordinary activities	3	**5,302.1**	2,488.7	**2,402.9**	2,025.0
Changes in inventories of finished goods and work in progress		**36.1**	(7.0)	**44.7**	(1.4)
Raw materials and consumables used		**(2,029.3)**	(1,519.2)	**(1,441.5)**	(1,238.2)
Employee benefits expense		**(1,031.9)**	(373.5)	**(414.8)**	(342.1)
Depreciation and amortisation expenses	4	**(270.1)**	(77.2)	**(61.5)**	(58.3)
Diminution in value of non-current assets		**(12.6)**	(0.4)	**(6.7)**	-
External services		**(734.7)**	(110.5)	**(95.5)**	(103.0)
Freight on external despatches		**(410.0)**	(188.8)	**(172.5)**	(168.8)
Carrying amount of non-current assets sold		**(4.5)**	(2.2)	**(2.0)**	(0.1)
Other expenses from ordinary activities		**(298.7)**	(181.1)	**(121.9)**	(101.3)
Borrowing costs expense	4	**(22.0)**	(46.1)	**-**	(40.2)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		**69.2**	-	**-**	-
Profit/(loss) from ordinary activities before income tax expense	4	**593.6**	(17.3)	**131.2**	(28.4)
Income tax credit/(expense)	5	**(120.9)**	21.1	**(33.9)**	11.6
Profit/(loss) from ordinary activities after income tax expense		**472.7**	3.8	**97.3**	(16.8)
Net profit/(loss) attributable to outside equity interest		**(21.0)**	(14.1)	**-**	-
Net profit/(loss) attributable to members of BHP Steel Limited	28(b)	**451.7**	(10.3)	**97.3**	(16.8)
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	1(a) 28(b)	**(2.8)**	-	**(1.1)**	-
Net increase (decrease) in foreign currency translation reserve	28(a)	**(77.9)**	(30.4)	**-**	-
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity		**(80.7)**	(30.4)	**(1.1)**	-
Total changes in equity other than those resulting from transactions with owners as owners	30	**371.0**	(40.7)	**96.2**	(16.8)
		Cents	Cents		
Basic earnings per share	43	**57.1**	(16.3)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

BHP Steel Limited
Statements of financial position
As at 30 June 2003

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Current assets					
Cash assets	6	**91.0**	98.7	**1.9**	0.1
Receivables	7	**639.6**	2,114.3	**906.0**	2,051.0
Inventories	8	**639.4**	257.8	**233.5**	196.3
Other financial instruments	9	**4.1**	2.2	**-**	-
Other	10	**17.6**	9.4	**3.4**	0.9
Total current assets		**1,391.7**	2,482.4	**1,144.8**	2,248.3
Non-current assets					
Receivables	11	**10.8**	10.8	**18.7**	18.7
Inventories	12	**58.2**	23.4	**22.6**	23.4
Investments accounted for using the equity method	13	**151.6**	146.3	**-**	-
Other financial assets	14	**4.5**	0.2	**1,642.2**	410.1
Property, plant and equipment	15	**3,085.6**	1,065.1	**711.0**	721.3
Deferred tax assets	16	**37.3**	19.2	**-**	-
Intangible assets	17	**4.5**	0.7	**-**	-
Other	18	**8.9**	9.5	**1.1**	2.2
Total non-current assets		**3,361.4**	1,275.2	**2,395.6**	1,175.7
Total assets		**4,753.1**	3,757.6	**3,540.4**	3,424.0
Current liabilities					
Payables	19	**493.0**	351.2	**191.4**	237.8
Interest bearing liabilities	20	**101.5**	2,279.6	**389.0**	2,348.6
Current tax liabilities	21	**108.0**	2.8	**38.7**	-
Provisions	22	**258.7**	100.8	**141.7**	92.6
Other	23	**8.1**	3.9	**-**	-
Total current liabilities		**969.3**	2,738.3	**760.8**	2,679.0
Non-current liabilities					
Interest bearing liabilities	24	**66.4**	94.5	**-**	-
Deferred tax liabilities	25	**395.1**	103.5	**76.9**	92.6
Provisions	26	**231.2**	49.6	**53.9**	46.5
Total non-current liabilities		**692.7**	247.6	**130.8**	139.1
Total liabilities		**1,662.0**	2,985.9	**891.6**	2,818.1
Net assets		**3,091.1**	771.7	**2,648.8**	605.9
Equity					
Parent entity interest					
Contributed equity	27	**2,182.1**	164.0	**2,182.1**	164.0
Reserves	28(a)	**(91.2)**	182.9	**-**	196.0
Retained profits	28(b)	**961.4**	387.7	**466.7**	245.9
Total parent entity interest		**3,052.3**	734.6	**2,648.8**	605.9
Outside equity interest in controlled entities	29	**38.8**	37.1	**-**	-
Total equity	30	**3,091.1**	771.7	**2,648.8**	605.9

The above statements of financial position should be read in conjunction with the accompanying notes.

BHP Steel Limited
Statements of cash flows
For the year ended 30 June 2003

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
Cash flows from operating activities					
Receipts from customers		**5,443.3**	2,671.8	**2,402.5**	2,186.9
Payments to suppliers and employees		**(4,695.3)**	(2,511.6)	**(2,348.9)**	(2,100.1)
		748.0	160.2	**53.6**	86.8
Dividends received		**1.9**	-	**44.6**	5.1
Interest received		**2.3**	8.3	**29.5**	0.3
Other revenue		**15.0**	25.0	**5.9**	18.9
Borrowing costs		**(26.6)**	(37.1)	**-**	(40.2)
Income taxes paid		**(29.2)**	(21.6)	**(10.2)**	(13.7)
Net cash inflow (outflow) from operating activities	42	**711.4**	134.8	**123.4**	57.2
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired*	40	**(716.1)**	(67.0)	**(1,197.2)**	(105.9)
Payments for property, plant and equipment		**(183.3)**	(78.3)	**(54.4)**	(61.6)
Payments for investments		**(26.1)**	(2.0)	**(43.5)**	-
Proceeds from sale of property, plant and equipment		**8.6**	2.3	**6.2**	0.2
Proceeds from sale or redemption of investments		**35.6**	-	**1.9**	-
Net cash inflow (outflow) from investing activities		**(881.3)**	(145.0)	**(1,287.0)**	(167.3)
Cash flows from financing activities					
Proceeds from issues of shares*		**2,045.4**	49.5	**2,045.4**	49.5
Share buyback		**(25.9)**	-	**(25.9)**	-
Proceeds from other borrowings		**1,117.1**	88.3	**-**	-
Proceeds from demerger borrowings*		**565.0**	-	**-**	-
Financing of related entities		**-**	35.5	**(2,601.9)**	59.4
Financing provided by BHP Billiton*		**(1,797.2)**	-	**1,819.2**	-
Repayment of other borrowings		**(1,132.0)**	(127.0)	**-**	-
Repayment of demerger borrowings		**(525.0)**	-	**-**	-
Dividends paid	31	**(71.4)**	-	**(71.4)**	-
Dividends paid to outside equity interests in controlled entities		**(5.2)**	(0.8)	**-**	-
Net cash inflow (outflow) from financing activities		**170.8**	45.5	**1,165.4**	108.9
Net increase (decrease) in cash held		**0.9**	35.3	**1.8**	(1.2)
Cash at the beginning of the financial year		**98.7**	63.0	**0.1**	1.3
Effects of exchange rate changes on cash		**(8.6)**	0.4	**-**	-
Cash at the end of the financial year	6	**91.0**	98.7	**1.9**	0.1

Financing arrangements 24

* The current year consolidated cash flows from investing and financing activities include cash flows related to the separation of BHP Steel Limited from the BHP Billiton Group, including the acquisition of the BHP Steel (AIS) Pty Ltd on 3 July 2002.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

(a) Basis of accounting

The accounts are prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Changes in accounting policies

AASB 1028 "Employee Benefits" (applicable from 1 July 2002)
Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next twelve months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the consolidated financial report as a result of the change are:
- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

AASB 1012 "Foreign Currency Translation" (applicable from 1 July 2002)
The impact on the financial statements from this revised standard has been to record a receivable and a payable for $3.2 million in relation to unmatured forward exchange contracts used to hedge future export receipts.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BHP Steel Limited ('company' or 'parent entity') as at 30 June 2003 and the results of all controlled entities for the year then ended. BHP Steel Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the BHP Steel Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in joint ventures are accounted for as set out in note 1(p).

(c) Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

(d) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

SEC File
82-34676

(e) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(f) Foreign currencies

The BHP Steel Group is Australian based with significant international operations.

(i) Transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

(ii) Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains or losses arising on the hedge transaction after that date are taken to the net profit.

(iii) Hedges of foreign operations

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation , together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on incorporation of the foreign operation's financial report into the financial report of the BHP Steel Group.

(iv) Foreign controlled entities

As all foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the monthly average rate. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer.

Rendering of services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured.

Interest and dividends
Control of the right to receive the interest and dividend payment.

(h) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l).

Where an entity or operation is acquired and the fair value of the identifiable net assets, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the Statement of Financial Performance.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(j) Recoverable amount of non-current assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts exceed their recoverable amount. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying value exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined using expected pre-tax net cash flows discounted for the current year at 15.1%.

(k) Employee entitlements

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

BHP Steel's policy is to account for superannuation contributions when they are payable.

(l) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding a period of 20 years. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(ii) Research expenditure
Expenditure for research is included in the statement of financial performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

(iii) Patents and trademarks
Amounts paid for patents & trademarks are capitalised and then amortised on a straight-line basis over the expected period of benefit. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(m) Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost.

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Buildings	Up to 40 years
Plant, machinery and equipment	Up to 30 years



(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

(o) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

(p) Joint ventures

The interest in a joint venture partnership is accounted for using the equity method. Under this method, the investment is initially recorded at its cost of acquisition and its carrying value is subsequently adjusted for the share of the profits or losses and reserves of the partnership. The investment in the joint venture partnership is decreased by the amounts of dividends received or receivable. Details relating to the joint venture partnership are set out in note 41.

(q) Provisions

Provisions are recognised when the economic entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimated can be made of the amount of the obligation.

A provision for product claims is recognised for all products at the reporting date based on sales volume and past experience of the level of repairs and replacements.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(r) Derivative financial instruments

The BHP Steel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge some of these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

Where a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a) deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

Costs arising at the time of entering into hedging transactions are included in other assets and deferred and included in the settlement of the underlying transaction.

Forward exchange contracts
In certain circumstances, the BHP Steel Group may enter into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than twelve months.

Forward exchange contract are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

Interest rate swaps
In certain circumstances, the BHP Steel Group may enter into interest rate swap agreements to convert fixed interest rates on borrowings to variable interest rates and vice versa. Any swaps entered into have the objective of reducing the risk of movements in interest rates.

It is the company's policy not to recognise interest rate swaps in the financial statements.

(s) Other financial assets

Interests in unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the Statement of Financial Performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(b).

The interest in a joint venture partnership is accounted for as set out in note 1(p).

Note 2. Segment information

Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

In view of the fact that certain operations forming part of the BHP Steel Group were legally acquired part way through the previous financial year or had not been acquired by the BHP Steel Group until after 30 June 2002, the previous year's segment information is not representative of the previous year's proforma results reported in the Annual Earnings Report dated 28 August 2003.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd from the BHP Billiton Group. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the twelve month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products
Hot Rolled Products includes a 50% interest in North Star BHP Steel joint venture, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

Coated Products Australia
Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Westernport in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated Products Asia
Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

The Indonesian metallic coating facility and two roll forming plants in China were acquired on 22 April 2002 and 15 February 2002 respectively.

New Zealand Steel
On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the New Zealand Steel operation at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to transport and logistics, export trading and corporate activities.

Note 2. Segment information (continued)

Geographical segments

The consolidated entity operates in four main geographical areas being Australia, New Zealand, Asia and North America.

Intersegment sales and accounting policies

Intersegment sales are made on a commercial basis. Segment accounting policies are the same as the consolidated entity's polices described in Note 1.

Primary reporting - business segments

2003	Hot Rolled Products[1] $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	1,198.7	2,622.9	553.5	468.7	428.3	-	5,272.1
Intersegment sales	1,426.8	105.4	15.1	79.9	287.6	(1,914.8)	-
Total sales revenue	2,625.5	2,728.3	568.6	548.6	715.9	(1,914.8)	5,272.1
Other revenue	6.3	6.9	6.7	2.0	6.2	1.9	30.0
Total segment revenue	2,631.8	2,735.2	575.3	550.6	722.1	(1,912.9)	5,302.1
Segment result	471.2	118.5	84.0	44.4	(101.8)	(5.2)	611.1
Unallocated revenue less unallocated expenses							(17.5)
Profit/(loss)from ordinary activities before income tax expense							593.6
Income tax credit/(expense)							(120.9)
Net profit							472.7
Segment assets	2,236.3	1,607.1	483.2	501.4	108.1	(211.6)	4,724.5
Unallocated assets[2]							28.6
Total assets							4,753.1
Segment liabilities	396.5	399.0	79.3	78.0	138.3	(167.7)	923.4
Unallocated liabilities[2]							738.6
Total liabilities							1,662.0
Investments in associates and joint venture partnership	151.6	-	-	-	-	-	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets[3]	1,898.4	49.2	40.3	346.5	10.8	-	2,345.2
Depreciation and amortisation expense	119.9	83.5	24.6	37.0	5.1	-	270.1
Other non-cash expenses	(0.9)	1.0	0.9	11.9	0.2	-	13.1

(1) The Hot Rolled Products segment result includes $69.2 million share of net profits of associates (refer note 41).
(2) External borrowings, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BHP Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

Note 2. Segment information (continued)

Primary reporting - business segments (continued)

2002	Hot Rolled Products $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	-	1,937.0	372.6	16.4	132.5	-	2,458.5
Intersegment sales	-	28.7	42.5	-	68.2	(139.4)	-
Total sales revenue	-	1,965.7	415.1	16.4	200.7	(139.4)	2,458.5
Other revenue	-	1.3	6.5	-	0.8	21.6	30.2
Total segment revenue	-	1,967.0	421.6	16.4	201.5	(117.8)	2,488.7
Segment result	(10.8)	49.5	54.6	0.3	(74.6)	2.3	21.3
Unallocated revenue less unallocated expenses							(38.6)
Profit from ordinary activities before income tax expense							(17.3)
Income tax expense							21.1
Net profit							3.8
Segment assets	157.5	1,218.2	509.3	17.0	25.9	(60.9)	1,867.0
Unallocated assets[1]							1,890.6
Total assets							3,757.6
Segment liabilities	-	301.9	72.4	13.5	87.6	(53.8)	421.6
Unallocated liabilities[1]							2,564.3
Total liabilities							2,985.9
Investments in associates and joint venture partnership	146.3	-	-	-	-	-	146.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	-	55.2	118.3	-	8.6	-	182.1
Depreciation and amortisation expense	-	58.2	17.8	-	1.2	-	77.2
Other non-cash expenses	10.2	0.7	1.3	-	0.7	-	12.9

(1) Related party loans receivable and payable, external borrowings, cash and tax balances are classified as unallocated.

Note 2. Segment information (continued)

Secondary reporting - geographical segments

	Segment external sales revenues by location of customer		Segment assets		Acquisition of property, plant & equipment, intangibles and other non- current segment assets	
	2003	2002	**2003**	2002	**2003**	2002
Geographical Classification	**$m**	$m	**$m**	$m	**$m**	$m
Australia	**3,039.4**	1,752.0	**3,440.2**	2,965.8	**1,957.0**	62.3
New Zealand	**334.4**	2.6	**528.0**	-	**346.5**	-
Asia	**1,152.7**	430.3	**541.4**	568.2	**40.0**	118.4
North America	**404.9**	-	**188.2**	174.4	-	0.2
Other	**340.7**	273.6	**55.3**	49.2	**1.7**	1.2
	5,272.1	2,458.5	**4,753.1**	3,757.6	**2,345.2**	182.1

Note 3. Revenue

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Revenue from operating activities				
Sale of goods	**5,144.6**	2,425.3	**2,316.7**	2,001.5
Rendering of services	**127.5**	33.2	-	-
	5,272.1	2,458.5	**2,316.7**	2,001.5
Revenue from outside the operating activities				
Management fees related parties	-	14.4	**1.1**	14.4
Interest related parties	-	6.6	**29.4**	0.3
Interest external	**4.1**	1.7	**0.1**	-
Dividends related parties	-	-	**44.6**	5.1
Dividends external	**1.9**	-	-	-
Rental income related parties	-	-	**0.3**	0.3
Royalty income related parties	-	-	**3.6**	1.8
Other revenue	**15.0**	5.2	**0.9**	1.4
Gross proceeds from the sale of assets	**9.0**	2.3	**6.2**	0.2
	30.0	30.2	**86.2**	23.5
Revenue from ordinary activities	**5,302.1**	2,488.7	**2,402.9**	2,025.0

Note 4. Profit from ordinary activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Net Gains				
Net gain on disposal				
Property, plant and equipment	**4.5**	0.1	**4.3**	0.1
Expenses				
Cost of goods sold	**3,859.5**	2,097.5	**1,805.1**	1,674.9
Depreciation				
Buildings	**14.9**	6.0	**3.4**	3.6
Plant and equipment	**254.8**	71.2	**58.1**	54.7
Total depreciation	**269.7**	77.2	**61.5**	58.3
Amortisation				
Goodwill	**0.4**	-	**-**	-
Total amortisation	**0.4**	-	**-**	-
Total depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Other charges against assets				
Write down/ (writeback) of inventories to NRV	**0.4**	(1.5)	**1.8**	(1.5)
Write down of investments to recoverable amount	**12.6**	0.4	**-**	-
Write down of controlled entity investments to recoverable amount	**-**	-	**6.7**	-
Write down of other assets to recoverable amount	**-**	10.2	**-**	10.2
Bad and doubtful debts - trade debtors	**(0.3)**	3.8	**(0.8)**	2.2
Bad and doubtful debts - sundry debtors	**0.5**	-	**-**	-
Borrowing costs				
Related parties	**-**	40.8	**-**	40.2
Other parties	**26.4**	5.3	**-**	-
Total borrowing costs	**26.4**	46.1	**-**	40.2
Amount capitalised	**(4.4)**	-	**-**	-
Borrowing costs expensed	**22.0**	46.1	**-**	40.2
Research and development	**15.5**	15.6	**10.5**	15.1
Net foreign exchange losses	**(21.3)**	(1.4)	**(7.8)**	(0.1)
Defined benefit superannuation expense (note 38)	**114.2**	-	**47.0**	-
Rental expense relating to operating leases	**55.6**	13.6	**23.1**	11.2

Note 4. Profit from ordinary activities (continued)

	2003 $m	2002 $m	2003 $m	2002 $m
(b) Individually significant expenses				
Provision for costs associated with the company name change[1]	**20.0**	-	**20.0**	-
Lump sum contribution to the defined benefit division of the Australian Superannuation Fund[2]	**20.0**	-	**9.2**	-
Provision for write-down of investment[3]	**11.8**	-	**-**	-
	51.8	-	**29.2**	-

(1) BHP Steel Limited is required to change its company name within two years of the separation from the BHP Billiton Group.
(2) In January 2003, a $20 million lump sum contribution was made to the BHP Steel Superannuation Fund defined benefit division.
(3) In support of the New Zealand Steel Pension Fund, a group company made an investment of $11.8 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment results in an improvement in the financial position of the Pension Fund, it has been fully provided at 30 June 2003 on the basis that it is not considered recoverable by the company (refer note 14).

Note 5. Income tax

	Consolidated		Parent entity	
	2003 $m	2002 $m	2003 $m	2002 $m
(a) The income tax expenses for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit/(loss) from ordinary activities before income tax expense	593.6	(17.3)	131.2	(28.4)
Income tax calculated @ 30%	**178.1**	(5.2)	**39.3**	(8.5)
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**2.9**	0.9	**0.6**	0.6
Research and development incentive	**(2.8)**	(1.0)	**(0.9)**	(1.0)
Recognition of prior year tax losses	**(47.5)**	-	**-**	-
Non-assessable dividends	**(0.5)**	-	**(13.4)**	(1.5)
Non taxable (gains)/ losses	**(2.0)**	(1.4)	**1.1**	-
Exempt income	**(10.9)**	(8.0)	**-**	-
Non-deductible entertainment	**0.5**	0.3	**0.3**	0.3
Other variations	**4.7**	(1.0)	**3.5**	1.9
Income tax adjusted for permanent differences	**122.5**	(15.4)	**30.5**	(8.2)
Effect of differing rates of tax on overseas income	**0.4**	(0.5)	**-**	-
Under (over) provision in prior year	**(2.0)**	(5.2)	**3.4**	(3.4)
Income tax expense/ (credit)	**120.9**	(21.1)	**33.9**	(11.6)

Note 5. Income tax (continued)

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(b) The directors estimate that the potential future income tax benefit at 30 June 2003 in respect of tax losses not brought to account is	215.9	82.1	-	-

This benefit for tax losses will only be obtained if:

(i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the entity in realising the benefit from the deductions for the losses.

Future income tax benefits attributable to tax losses recognised as a reduction of the provision for deferred income tax are disclosed in note 25.

Tax consolidation (Australian tax group)
The BHP Steel Group has yet to elect to enter the Australian tax consolidation system which if elected would require a single consolidated tax return to be lodged for wholly owned Australian group entities.

Note 6. Current assets - Cash assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Cash at bank and on hand	**83.1**	81.1	**1.9**	0.1
Short term deposits	**7.9**	17.6	**-**	-
	91.0	98.7	**1.9**	0.1

The above figures reconcile to cash at the end of the financial year as shown in the statements of cash flows.

Note 7. Current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade debtors	**524.4**	257.8	**166.4**	155.7
Less: Provision for doubtful debts	**13.0**	15.7	**3.2**	5.1
	511.4	242.1	**163.2**	150.6
Related party trade debtors	**-**	1.7	**21.2**	9.9
Other debtors	**128.2**	32.7	**29.2**	21.2
Loans to related parties	**-**	1,837.8	**692.4**	1,869.3
	639.6	2,114.3	**906.0**	2,051.0

Sale of receivables program

The value of trade receivables for the parent and consolidated entity at 30 June 2003 would have been $159.6 million and $206.0 million higher respectively (2002: $82.5 million higher for both) but for the sale of such receivables. Collections of $57.7 million were held on behalf of the purchasers of the receivables at 30 June 2002, and have been classified as other creditors. A change in the sale of receivables program in the current year has resulted in collections from debtors sold to be allocated to a new pool of receivables. A balance of $22.6 million for the parent and $29 million for the consolidated entity (2002: $12.7 million for both) is held in other debtors in relation to the sale of receivables program, representing retentions on the amounts sold.

BHP Steel (Finance) Ltd purchased receivables from North Star BHP Steel, a 50% owned joint venture partnership (refer note 41) and then onsold these receivables to an asset securitisation company. This has resulted in a balance of $65.0 million being recorded in other debtors and an offsetting amount in other creditors representing collections from debtors sold.

Note 8. Current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**110.0**	53.5	**26.3**	33.9
	110.0	53.5	**26.3**	33.9
Work in progress				
At cost	**258.6**	82.2	**124.6**	97.5
At net realisable value	**7.5**	5.9	**4.3**	5.7
	266.1	88.1	**128.9**	103.2
Finished goods				
At cost	**196.1**	99.7	**64.2**	45.7
At net realisable value	**28.3**	8.5	**9.0**	8.4
	224.4	108.2	**73.2**	54.1
Spares and other				
At cost	**38.9**	8.0	**5.1**	5.1
	38.9	8.0	**5.1**	5.1
Total current assets - inventories				
At cost	**603.6**	243.4	**220.2**	182.2
At net realisable value	**35.8**	14.4	**13.3**	14.1
	639.4	257.8	**233.5**	196.3

Note 9. Current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Investments - cost				
Term deposits	**4.1**	2.2	**-**	-

Note 10. Current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**17.6**	9.4	**3.4**	0.9

Note 11. Non-current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Related party trade debtors (note 39)	**-**	-	**8.4**	8.4
Other receivables	**10.8**	10.8	**10.3**	10.3
	10.8	10.8	**18.7**	18.7

Note 12. Non-current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**0.8**	0.8	**0.8**	0.8
	0.8	0.8	**0.8**	0.8
Spares and other				
At cost	**52.2**	22.6	**21.8**	22.6
At net realisable value	**5.2**	-	**-**	-
	57.4	22.6	**21.8**	22.6
Total non-current inventories				
At cost	**53.0**	23.4	**22.6**	23.4
At net realisable value	**5.2**	-	**-**	-
	58.2	23.4	**22.6**	23.4

Note 13. Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Loan to joint venture partnership	**21.0**	60.0	**-**	-
Equity accounted joint venture partnership (note 41)	**130.6**	86.3	**-**	-
Total equity accounted investment	**151.6**	146.3	**-**	-

Investments in joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting.

Reconciliations

Reconciliations of the movement in the carrying amounts of the interest in a joint venture partnership is set out in note 41.

Note 14. Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Non-traded investments				
Shares in controlled entities - at cost (note 40)	-	-	**1,648.9**	410.1
Less: Provision for write down	-	-	**6.7**	-
Shares in other corporations - at cost	**16.3**	0.2	-	-
Less: Provision for write down (note 4(b))	**11.8**	-	-	-
Total non-traded shares - at cost	**4.5**	0.2	**1,642.2**	410.1
Partnerships	**9.7**	10.6	-	-
Less: Provision for write down	**9.7**	10.6	-	-
Investment - at recoverable amount	-	-	-	-
	4.5	0.2	**1,642.2**	410.1

Note 15. Non-current assets - Property, plant & equipment

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Land & buildings (a)				
Land & buildings				
At cost	**588.7**	305.9	**152.5**	148.2
Less: Accumulated depreciation	**248.1**	99.9	**74.5**	71.8
Total land and buildings	**340.6**	206.0	**78.0**	76.4
Plant, machinery and equipment (b)				
Plant, machinery and equipment				
At cost	**5,783.6**	1,798.2	**1,469.4**	1,437.6
Less: Accumulated depreciation	**3,038.6**	939.1	**836.4**	792.7
Total plant, machinery and equipment	**2,745.0**	859.1	**633.0**	644.9
Total property, plant and equipment	**3,085.6**	1,065.1	**711.0**	721.3

Note 15. Non-current assets - Property, plant & equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year are set out below:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) **Land and buildings**				
Opening carrying value	**206.0**	186.6	**76.4**	79.9
Additions	**22.2**	0.1	**2.2**	0.2
Additions through acquisition of entities	**145.3**	33.3	**-**	-
Depreciation	**(14.9)**	(6.0)	**(3.4)**	(3.6)
Disposals	**(2.0)**	(0.2)	**(1.2)**	-
Class reclassification	**3.9**	0.2	**4.0**	(0.1)
Exchange variations/other	**(19.9)**	(8.0)	**-**	-
Closing carrying value	**340.6**	206.0	**78.0**	76.4
(b) **Plant, machinery and equipment**				
Opening carrying value	**859.1**	797.5	**644.9**	638.7
Additions	**161.9**	77.4	**49.0**	60.9
Additions through acquisition of entities	**2,012.2**	70.7	**-**	-
Depreciation	**(254.8)**	(71.2)	**(58.1)**	(54.7)
Disposals	**(2.5)**	(1.9)	**(0.8)**	(0.1)
Class reclassification	**(1.9)**	(0.2)	**(2.0)**	0.1
Exchange variations/other	**(29.0)**	(13.2)	**-**	-
Closing carrying value	**2,745.0**	859.1	**633.0**	644.9
Valuation of land and buildings				
Land	**175.2**	96.0	**42.6**	41.3
Buildings	**497.7**	221.0	**125.5**	126.9
	672.9	317.0	**168.1**	168.2

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Note 16. Non-current assets - Deferred tax assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Future income tax benefit	**37.3**	19.2	**-**	-

The consolidated future income tax benefit includes an amount for income tax losses of $22.5 million (2002: $4.2 million).

Note 17. Non-current assets - Intangible assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Goodwill at cost	**4.9**	0.7	**-**	-
Less: Goodwill at cost - accumulated amortisation	**0.4**	-	**-**	-
	4.5	0.7	**-**	-
Patents - at cost	**10.4**	12.1	**0.2**	0.2
Less: Accumulated amortisation	**10.4**	12.1	**0.2**	0.2
	-	-	**-**	-
	4.5	0.7	**-**	-

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**8.9**	9.5	**1.1**	2.2

Note 19. Current liabilities - Payables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade creditors	**352.3**	110.3	**86.7**	73.3
Related party trade creditors	**-**	120.7	**72.7**	66.6
Other creditors	**140.7**	120.2	**32.0**	97.9
	493.0	351.2	**191.4**	237.8

Note 20. Current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**101.5**	71.2	**-**	-
Loans from related parties	**-**	2,208.4	**389.0**	2,348.6
	101.5	2,279.6	**389.0**	2,348.6

Note 21. Current liabilities - Current tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Income tax	**108.0**	2.8	**38.7**	-

Note 22. Current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**36.0**	35.8	**33.8**	35.8
Employee benefits	**198.7**	58.8	**87.1**	53.6
Restructuring	**0.3**	2.3	**0.3**	2.3
Other	**23.7**	3.9	**20.5**	0.9
	258.7	100.8	**141.7**	92.6

Product claims
A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

Other
This provision includes $20 million for the required company name change.

Note 23. Current liabilities - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred income	**8.1**	3.9	**-**	-
	8.1	3.9	**-**	-

Note 24. Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**33.8**	56.2	**-**	-
Other loans (note 32(b))	**32.6**	38.3	**-**	-
Total unsecured non-current interest bearing liabilities	**66.4**	94.5	**-**	-
Total non-current interest bearing liabilities	**66.4**	94.5	**-**	-

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Financing arrangements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**794.6**	190.5	-	-
	811.0	195.7	-	-
Used at balance date				
Bank loan facilities	**120.3**	127.4	-	-
	120.3	127.4	-	-
Unused at balance date				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**674.3**	63.1	-	-
	690.7	68.3	-	-

Bank loan facilities

Bank loan facilities for Australian operations consist of the following facilities:

(a) a $550 million Loan Note Facility with a syndicate of banks. The facility comprises a 3 year tranche of $300 million and a 5 year tranche of $250 million maturing respectively in June 2005 and in June 2007.

(b) $100 million of 364 day facilities to support working capital and other short term cash requirements. These comprise a $40 million facility and two $30 million facilities, maturing in June and July 2004.

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Subsequent to 30 June 2003, the $550 million Loan Note Facility was adjusted to $400 million with two tranches of $200 million maturing in June 2005 and June 2007.

Bank overdraft
Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 25. Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Provision for deferred income tax	**395.1**	103.5	**76.9**	92.6

The consolidated provision for deferred income tax has been reduced by $11.4 million (2002: $6.5 million) in respect of future income tax benefits attributable to tax losses (see also note 5).

Note 26. Non-current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**19.2**	-	**4.7**	-
Employee benefits	**210.6**	49.6	**49.2**	46.5
Provision for restoration and rehabilitation	**1.4**	-	**-**	-
	231.2	49.6	**53.9**	46.5

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Product claims $m	Restructuring $m	Restoration & rehabilitation $m	Other $m	Total $m
Consolidated					
Current and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	3.9	42.0
Additional provisions recognised	29.4	3.4	0.4	21.2	54.4
Payments	(18.3)	(5.4)	-	(0.9)	(24.6)
Provisions acquired	8.7	-	1.0	-	9.7
Exchange fluctuations	(0.4)	-	-	-	(0.4)
Transfers	-	-	-	(0.5)	(0.5)
Carrying amount at 30 June 2003	55.2	0.3	1.4	23.7	80.6

	Product claims $m	Restructuring $m	Restoration & rehabilitation $m	Other $m	Total $m
Parent entity					
Curent and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	0.9	39.0
Additional provisions recognised	19.2	3.4	-	20.0	42.6
Payments	(16.5)	(5.4)	-	(0.4)	(22.3)
Carrying amount at 30 June 2003	38.5	0.3	-	20.5	59.3

Note 27. Contributed equity

	Parent entity		Parent entity	
	2003	2002	**2003**	2002
	Shares	Shares	**$m**	$m
Issued and fully paid up capital	**784,685,949**	100,000,000	**2,182.1**	164.0

(a) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Issue/ redemption price	$m
30-6-2002	Balance		100,000,000		164.0
22-7-2002	Demerger from BHP Billiton		693,000,000	$2.95	2,045.4
31-3-2003	Share buyback		(1,615,000)	$3.08	(5.0)
30-4-2003	Share buyback		(2,800,000)	$3.27	(9.2)
31-5-2003	Share buyback		(2,816,999)	$3.24	(9.1)
30-6-2003	Share buyback		(1,082,052)	$3.59	(3.9)
					2,182.2
	Less: Transaction costs arising on share buyback				0.1
30-6-2003	Balance		784,685,949		2,182.1

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Share buyback

On the release of the December 2002 half year result, the company announced that it would commence a 10% on-market buyback of share capital, commencing 14 March 2003. Due to restrictions under the Corporations Law, only 9,999,998 shares could be bought back before 12 July 2003 (12 month anniversary of the demerger), whilst the remaining 69,300,002 shares can be purchased after that date.

The total cost of the buyback to 30 June 2003 of $27.3 million includes $0.1 million for transaction costs. As at 30 June 2003 the total number of shares bought back was 8,314,051.

(d) Share rights

For details on share rights issued to senior executives refer to note 34.

Note 28. Reserves and retained profits

	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
(a) Reserves				
Asset revaluation reserve	-	117.6	-	117.4
Foreign currency translation reserve	(91.2)	(13.3)	-	-
General reserve	-	78.6	-	78.6
	(91.2)	182.9	-	196.0
Movements:				
Asset revaluation reserve				
Opening balance	117.6	117.6	117.4	117.4
Transfer to retained profits	(117.6)	-	(117.4)	-
Closing balance	-	117.6	-	117.4
Foreign currency translation reserve				
Opening balance	(13.3)	17.1	-	-
Net exchange differences on translation of foreign controlled entities	(77.9)	(30.4)	-	-
Closing balance	(91.2)	(13.3)	-	-
General reserve				
Opening balance	78.6	78.6	78.6	78.6
Transfer to retained profits	(78.6)	-	(78.6)	-
Closing balance	-	78.6	-	78.6
Asset realisation reserve				
Opening balance	-	5.9	-	5.3
Transfer to retained profits	-	(5.9)	-	(5.3)
Closing balance	-	-	-	-

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
(b) Retained profits					
Retained profits at the beginning of the financial year		387.7	392.1	245.9	257.4
Net profit/(loss) attributable to members of BHP Steel Limited		451.7	(10.3)	97.3	(16.8)
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"	1(a)	(2.8)	-	(1.1)	-
Dividends provided for or paid	31	(71.4)	-	(71.4)	-
Aggregate of amounts transferred from reserves	28(a)	196.2	5.9	196.0	5.3
		961.4	387.7	466.7	245.9

Note 28. Reserves and retained profits (continued)

(c) **Nature and purpose of reserves**

(i) **Foreign currency translation reserve**
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(f)(iv).

(ii) **Asset revaluation reserve and general reserve**
These reserves have been transferred to retained profits following a review of their purpose which established that they were no longer applicable.

Note 29. Outside equity interests in controlled entities

	Consolidated	
	2003	2002
	$m	$m
Interest in:		
Share capital	**52.0**	67.5
Reserves	**(18.2)**	(13.3)
Retained profits	**5.0**	(17.1)
	38.8	37.1

Note 30. Equity

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Total equity at the beginning of the financial year		**771.7**	814.9	**605.9**	573.2
Total changes in equity recognised in the statement of financial performance		**371.0**	(40.7)	**96.2**	(16.8)
Transactions with owners as owners:					
Contributions of equity	27	**2,045.4**	-	**2,045.4**	49.5
Share buy-back	27	**(27.3)**	-	**(27.3)**	-
Dividends provided for or paid	31	**(71.4)**	-	**(71.4)**	-
Total changes in outside equity interest	29	**1.7**	(2.5)	**-**	-
Total equity at the end of the financial year		**3,091.1**	771.7	**2,648.8**	605.9

Note 31. Dividends

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Total dividends provided for or paid	71.4	-	71.4	-

As at 30 June 2003, the franking account balance for the company is $105.8 million (2002: $nil). The franking account balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

An interim fully franked dividend of 9 cents per fully paid ordinary share was paid on 22 April 2003. The total interim dividend paid was $71.4 million. The directors have declared a fully franked final dividend of 13 cents and a special fully franked dividend of 7 cents per fully paid ordinary share. The estimated final dividend payable of $100.2 million and the special dividend payable of $54.0 million to be paid on 10 October 2003 (record date 16 September 2003), have not been recognised as a liability at 30 June 2003.

Note 32. Financial instruments

The BHP Steel group's financial risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks and the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1 (r).

Liquidity and Credit Risk

The BHP Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk, the BHP Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Note 32. Financial instruments (continued)

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has a significant concentration of credit risk with three major customers, being Smorgon Steel Ltd group, Onesteel Ltd and the Amatek Group. These entities are all major customers of the BHP Steel Group in Australia and credit risk with these businesses is managed on an active and on-going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic
The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry
The BHP Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BHP Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly Hot Rolled Coil and Slab. The current absence of a derivative market for steel prices means that any hedging programme for other price risks would be largely ineffective in reducing cashflow at risk as the primary driver of casflows would remain unhedged.

Interest Rate Risk
The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Steel Group price risk management strategy.

Foreign Exchange Risk - Interest Bearing Liabilities
In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Note 32. Financial instruments (continued)

Forward exchange contracts

The BHP Steel group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian-based entities. Foreign exchange risk is managed as part of the BHP Steel Group price risk management strategy.

The BHP Steel Group has unmatured forward exchange contracts of US$7 million sold and NZ$17.5 million bought at an average rate of 0.4000. These contracts are used to hedge future export receipts. The maturity of these contracts is from July 2003 to May 2004, comprising seven forward contracts of US$1 million each. These contracts have a market to market value of A$4.6 million. This amount has been taken up as an asset in the financial statements.

(a) Credit risk exposures

Commodity price risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Steel Group price risk management strategy.

There is no physical or derivative market for trading of steel that would provide an appropriate mechanism for undertaking hedging of steel prices.

There were no outstanding commodity hedge contracts as at 30 June 2003.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Note 32. Financial instruments (continued)

2003	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	3.5	91.0	-	-	-	-	91.0
Investments - term deposits	9	2.5	4.1	-	-	-	-	4.1
Loan to joint venture partnership	13	2.8	21.0	-	-	-	-	21.0
Other financial assets - investments	14		-	-	-	-	4.5	4.5
External receivables	7,11		-	-	-	-	650.4	650.4
			116.1	-	-	-	654.9	771.0
Financial liabilities								
Trade and other creditors	19		-	-	-	-	493.0	493.0
Bank Loans	20,24	5.4	135.3	-	-	-	-	135.3
Other external loans	24	6.5	-	-	-	32.6	-	32.6
Interest rate swaps*			(52.7)	27.5	25.2	-	-	-
			82.6	27.5	25.2	32.6	493.0	660.9
Net financial assets (liabilities)			33.5	(27.5)	(25.2)	(32.6)	161.9	110.1

* Notional principal amounts

Note 32. Financial instruments (continued)

2002	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	2.4	98.7	-	-	-	-	98.7
Investments - term deposits	9	3.6	2.2	-	-	-	-	2.2
Loan to joint venture partnership	13	3.4	60.0	-	-	-	-	60.0
Related party receivables	7	3.4	1,837.8	-	-	-	1.7	1,839.5
External receivables	7,11		-	-	-	-	285.6	285.6
Other financial assets - investments	14		-	-	-	-	0.2	0.2
			1,998.7	-	-	-	287.5	2,286.2
Financial liabilities								
Trade and other creditors	19		-	-	-	-	351.2	351.2
Bank loans	20,24	3.8	127.4	-	-	-	-	127.4
Other external loans	24	6.4	-	-	-	38.3	-	38.3
Related party loans	20	7.6	2,208.4	-	-	-	-	2,208.4
Interest rate swaps*			(89.1)	27.1	62.0	-	-	-
			2,246.7	27.1	62.0	38.3	351.2	2,725.3
Net financial assets (liabilities)			(248.0)	(27.1)	(62.0)	(38.3)	(63.7)	(439.1)

* Notional principal amounts

(c) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is deemed to be its carrying value. Non-traded equity investments are carried at the lower of cost or net realisable value.

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the present value of the estimated future cash flows. The net fair value has not been recognised as an asset or liability, in accordance with the company's accounting policy outlined in note 1 (r).

Note 32. Financial instruments (continued)

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2003		2002	
	Carrying amount $m	Net fair value $m	Carrying amount $m	Net fair value $m
On-balance financial instruments				
Financial assets				
Cash	83.1	83.1	81.1	81.1
Deposits	12.0	12.0	19.8	19.8
Trade debtors	511.4	511.4	243.8	243.8
Other debtors	139.0	139.0	43.5	43.5
Loans to related parties	-	-	1,837.8	1,837.8
Equity accounted investment	151.6	151.6	146.3	146.3
Shares in other corporations	4.5	4.5	0.2	0.2
Non-traded financial assets	901.6	901.6	2,372.5	2,372.5
Financial liabilities				
Trade creditors	352.3	352.3	231.0	231.0
Other creditors	140.7	140.7	120.2	120.2
Bank loans	135.3	135.3	127.4	127.4
Other external loans	32.6	36.7	38.3	43.3
Related party loans	-	-	2,208.4	2,208.4
Non-traded financial liabilities	660.9	665.0	2,725.3	2,730.3
Off-balance sheet financial instruments				
Financial assets				
Interest rate swaps	-	2.3	-	5.8

Note 33. Remuneration of directors

	Directors of entities in the consolidated entity		Directors of parent entity	
	2003 $'000	2002 $'000	**2003 $'000**	2002 $'000
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities				
Directors' remuneration (a)	**15,977**	17,641	**4,373**	3,745

(a) Remuneration for 2003 includes incentives payable to Executive Directors based on the achievement of business performance targets and individual performance for the year ended 30 June 2003. Non-executive Directors are not entitled to any form of performance-related remuneration.

The number of directors of the parent entity whose total income (including superannuation contributions) from the parent entity or related parties was within the following specified bands:

$		$	**2003**	2002
0	-	9,999	**1**	-
10,000	-	19,999	-	4
20,000	-	29,999	-	1
40,000	-	49,999	-	1
100,000	-	109,999	**1**	-
110,000	-	119,999	**3**	-
150,000	-	159,999	**1**	-
220,000	-	229,999	-	1
300,000	-	309,999	**1**	-
350,000	-	359,999	-	1
380,000	-	389,999	-	1
400,000	-	409,999	-	1
420,000	-	429,999	-	2
520,000	-	529,999	-	1
870,000	-	879,999	-	1
3,440,000	-	3,449,999	**1**	-

Note 34. Remuneration of executives

	Senior executive officers of the consolidated entity	Senior executive officers of the parent entity
	2003	**2003**
	$000	**$000**
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based senior executive officers (including executive directors) whose remuneration was at least $100,000:		
Senior executive officers*	16,076	16,076

The number of Australian based senior executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the following bands:

$		$	Senior executive officers 2003
260,000	-	269,999	1
290,000	-	299,999	1
310,000	-	319,999	1
320,000	-	329,999	1
330,000	-	339,999	1
350,000	-	359,999	3
360,000	-	369,999	2
390,000	-	399,999	1
410,000	-	419,999	1
440,000	-	449,999	1
450,000	-	459,999	1
500,000	-	509,999	2
510,000	-	519,999	1
550,000	-	559,999	1
560,000	-	569,999	1
620,000	-	629,999	1
630,000	-	639,999	1
680,000	-	689,999	1
780,000	-	789,999	1
980,000	-	989,999	1
1,080,000	-	1,089,999	1
1,150,000	-	1,159,999	1
3,440,000	-	3,449,999	1

* A senior executive officer is defined as a person directly accountable and responsible for the strategic direction and operational managment of the BHP Steel Group.

Note 34. Remuneration of executives (continued)

Share rights granted to directors and the most highly remunerated officers

Prior to 30 June 2002 BHP Steel Limited senior officers participated in various BHP Billiton Group incentive plans. Upon separation, BHP Steel Limited implemented its own performance based senior officers' plan incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated senior officers were awarded Share Rights (SR's) in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. A share right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of SR's awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the ASX during the first five trading days. Selected senior offciers received SR's with a nil exercise price.

Note 34. Remuneration of executives (continued)

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	840,000	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Senior officers were awarded Share Rights (SR's) over ordinary shares in BHP Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - <80th percentile	90%
60th - <70th percentile	70%
51st - <60th percentile	50%
<51st percentile	None - all unvested SR's will lapse immediately

Exercise Price

The exercise price for all SR's in the September award are Nil.

Restriction on sale of Shares

Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeit any shares acquired under this award.

Note 34. Remuneration of executives (continued)

Details of the September 2002 Award

Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date [1]	$4,552,198
Share Rights lapsed since grant date	57,000

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Note 35. Remuneration of auditors

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
During the year, the auditor of the parent entity and its related practices earned the following remuneration:				
Ernst & Young - Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**1,247**	361	**961**	361
Other services (Ernst & Young) (1)	**337**	960	**337**	460
Total audit and other services	**1,584**	1,321	**1,298**	821
Related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**454**	304	**-**	-
Other services	**188**	1	**-**	-
Total audit and other services	**642**	305	**-**	-
Remuneration of auditors other than Ernst & Young of controlled entities for the audit or review of financial reports of any entity in the consolidated entity	**100**	155	**-**	-

The firms of Ernst & Young and Arthur Andersen integrated in Australia effective 27 May 2002. Prior to this date, Arthur Andersen were the auditors of the BHP Steel group.

(1) The $960,000 for other services in 2002 relates to services provided by Ernst & Young prior to the integration with Arthur Andersen on 27 May 2002 and prior to Ernst & Young's appointment as auditor .

Note 36. Contingent liabilities

Contingent Liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Outstanding Legal Matters

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Other persons:				
Unsecured	**2.0**	1.6	**0.8**	0.6

Guarantees
BHP Steel Limited has given $118.9 million in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $90.8 million has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
The defined benefit divisions of the BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund have a combined deficiency of the present value of accrued benefits over the net market of value of assets totalling $70.5 million (refer note 38). This deficiency represents potential additional contributions the company may make in the future.

For contingent liabilities relating to joint ventures refer to note 41.

Note 37. Commitments for expenditure

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**10.3**	15.0	**2.5**	15.0
	10.3	15.0	**2.5**	15.0
Operating lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**79.5**	9.9	**6.8**	5.5
Later than one year but not later than 5 years	**184.8**	17.8	**24.8**	8.6
Later than 5 years	**55.9**	8.6	**4.7**	2.2
	320.2	36.3	**36.3**	16.3
Other commitments				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**137.3**	2.4	**3.1**	2.4
Later than one year but not later than 5 years	**468.0**	8.4	**8.5**	8.4
Later than 5 years	**118.0**	-	**-**	-
	723.3	10.8	**11.6**	10.8

Note 37. Commitments for expenditure (continued)

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m

For contingent liabilities relating to joint ventures refer to note 41.

Note 38. Employee entitlements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Employee entitlement liabilities				
Provision for employee entitlements				
Current (note 22)	**198.7**	58.8	**87.1**	53.6
Non-current (note 26)	**210.6**	49.6	**49.2**	46.5
Aggregate employee entitlement liability	**409.3**	108.4	**136.3**	100.1
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	**11,861**	6,045	**3,911**	3,983

Superannuation benefits

All employees of the consolidated entity are entitled to benefits on resignation, retirement, death or disablement. Australian employees are members of either the BHP Steel Superannuation Fund or an industry superannuation fund, the Superannuation Trust of Australia ("STA"). New Zealand employees are members of either the New Zealand Steel Pension Fund or the Tower Retirement Savings Plan ("TRS"). BHP Steel also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

STA and TRS provide accumulation style benefits. The BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund provide defined lump sum benefits based on years of service and final average salary.

Formal actuarial assessments of the two defined benefit funds are made at no more than three yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BHP Steel Superannuation Fund as at 1 July 2002 (the date it was established) and of the New Zealand Steel Pension Fund as at 31 March 2003. The actuary of the BHP Steel Superannuation Fund performed a summary assessment of the Fund as at 30 June 2003 for disclosure in these financial statements.

Information relating to these two defined benefit funds based on the latest actuarial assessments is set out below.

Note 38. Employee entitlements (continued)

Defined Benefit Funds to which BHP Steel entity employees belong

2003	BHP Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Aggregate $m
Present value of employees' accrued benefits	1,011.5	155.4	1,166.9
Net market value of assets held by the Fund to meet future benefit payment	980.9	115.5	1,096.4
Excess of the present value of employees' accrued benefits over assets held to meet future benefit payments	30.6	39.9	70.5
Vested benefits	1,011.1	151.6	1,162.7
Employer contributions to the Fund	102.1	12.1	114.2

The above amounts were measured as at 30 June 2003 for the BHP Steel Superannuation Fund and 31 March 2003 for the New Zealand Steel Pension Fund, or in the case of employer contributions they relate to the year ended 30 June 2003. The net market value of assets of the BHP Steel Superannuation Fund is an estimate as the Fund's accounts had not been finalised. The New Zealand Steel Pension Fund's net market value of assets represents the balance as at 30 June 2003.

No comparative information is provided in respect of the year ended 30 June 2002 as the BHP Steel Fund was not established until 1 July 2002 and the acquisition of New Zealand Steel occurred on 3 July 2002.

Vested benefits are benefits which are not conditional upon continued membership of the Fund (or any factor other than resignation from the Fund) and include benefits which members were entitled to receive had they terminated their Fund membership as at the reporting date.

The company meets regularly with the trustees of both funds to review the actions being taken to recover the deficiencies in the funds identified above (refer note 36).

Note 39. Related parties

Remuneration and retirement benefits
Information on remuneration and retirement benefits of directors are disclosed in note 33.

Other transactions with directors and director-related entities
Control or significant influence by directors of BHP Steel Limited over other entities has been disclosed for all director-related entities. All transactions between director-related entities have been on commercial arms-length terms and conditions.

Mr Graham Kraehe is a non-executive director of Brambles Limited, a supplier of transport services and equipment to the company. Total charges to the BHP Steel Group by Brambles Limited for the twelve months ended 30 June 2003 was $42,619,847.

Mr Graham Kraehe is a non-executive director of National Australia Bank, a supplier of banking services and funding facilities. National Australia Bank forms part of a consortium of eleven banks providing funding to the BHP Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction. Other net interest and banking service fees charged to the BHP Steel Group by National Australia Bank for the twelve months ended 30 June 2003 was $184,100.

Mr Kevin McCann is a partner of Allens Arthur Robinson, a national law firm. Allens Arthur Robinson is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Allens Arthur Robinson for the twelve months ended 30 June 2003 was $839,148.

Mr Paul Rizzo is a member of the advisory board of Mallesons Stephen Jacques, a national law firm. Mallesons Stephen Jacques is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Mallesons Stephen Jacques for the twelve months ended 30 June 2003 was $699,746.

Related parties
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with each class of related party:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Interest revenue				
Commonly controlled entities	**-**	6.6	**29.4**	0.3
Associates	**1.0**	-	**-**	-
Dividend revenue				
Controlled entities	**-**	-	**44.6**	5.1
Management fee revenue				
Commonly controlled entities	**-**	14.4	**1.1**	14.4
Other revenue				
Controlled entities	**-**	-	**0.4**	-
Interest expense				
Commonly controlled entities	**-**	40.8	**-**	40.2
Management fees expense				
Commonly controlled entities	**-**	12.9	**-**	12.3

Note 39. Related parties (continued)

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Net loan repayments/(loans made) from/(to)				
Commonly controlled entities	**(1,797.2)**	166.0	**(782.7)**	59.4
Associates	**35.6**	-	**-**	-
Purchase of controlled entity investments from BHP Billiton Limited Group (refer note 40)	**1,197.2**	105.9	**1,197.2**	105.9
Capital injection by BHP Billiton Limited Group (refer note 27)	**2,045.4**	49.5	**2,045.4**	49.5

All related party transactions are made under normal commercial terms and conditions.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Current receivables				
Commonly controlled entities	**-**	1,839.5	**-**	1,820.6
Associates (refer note 13)	**21.0**	60.1	**-**	-
Current liabilities				
Commonly controlled entities	**-**	2,329.1	**-**	123.2

Ownership interests in related parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities - note 40

(b) joint venture partnership - note 41.

Note 40. Investments in controlled entities

Name of entity	Country of incorporation	Equity holding 2003 %	Equity holding 2002 %
BHP Steel Asia Holdings Pty Ltd (c)	Australia	100	-
BHP Steel Employee Share Plan Pty Ltd (c)	Australia	100	-
BHP Steel (AIS) Pty Ltd (e)	Australia	100	-
Glenbrook Holdings Pty Ltd (e)	Australia	100	-
Alliances Pty Ltd (c)	Australia	100	-
BHP Steel Finance Ltd	Australia	100	100
BHP Steel Logistics Co Pty Ltd	Australia	100	100
Amari Wolff Steel Pty Ltd	Australia	100	100
New Zealand Steel (Aust) Pty Ltd	Australia	100	100
Australian Iron & Steel Pty Ltd	Australia	100	100
John Lysaght (Australia) Pty Ltd	Australia	100	100
BHP Steel Middle East Investments Pty Ltd	Australia	100	100
BHP Steel Lysaght Sdn Bhd	Brunei	60	60
Endeavour Industries Ltd	British Virgin Islands	100	100
BHP Steel Lysaght (Guangzhou) Ltd*	China	100	100
BHP Steel Lysaght (Shanghai) Ltd*	China	100	100
BHP Steel Trading (Shanghai) Co Ltd*	China	100	100
BHP Steel Lysaght (Langfang) (c)	China	100	-
BHP Steel Lysaght (Chengdu) (c)	China	100	-
BHP Steel Lysaght Fiji	Fiji	64	64
BHP Steel Building Products (Hong Kong)*	Hong Kong	100	100
BHP Lysaght (Hong Kong) Ltd*	Hong Kong	100	100
BHP Steel N Asia Ltd	Hong Kong	100	100
BHP Steel India Private Ltd	India	100	100
PT BHP Steel Indonesia (d)	Indonesia	100	74
PT BHP Steel Lysaght Indonesia	Indonesia	100	100
PT BRC Lysaght Distribution	Indonesia	80	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Sabah) Sdn Bhd (a)	Malaysia	49	49
BHP Steel Asia Sdn Bhd	Malaysia	100	100
BHP Steel Lysaght New Caledonia SA	New Caledonia	65	65
BHP Steel Consulting Services NZ Ltd (e)	New Zealand	100	-
Tasman Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Ltd (e)	New Zealand	100	-
Glenbrook Representatitives Ltd (e	New Zealand	100	-
New Zealand Steel Development Ltd (e)	New Zealand	100	-
Toward Industries Ltd (e)	New Zealand	100	-
Steltech Structural Ltd (e)	New Zealand	100	-
BHP Steel Trading NZ Ltd (e)	New Zealand	100	-
New Zealand Steel Mining Ltd (e)	New Zealand	100	-
BHP Steel International Holdings SA	Panama	100	100
NPAH Holdings Ltd	PNG	100	100
BHP Lysaght Rabaul Ltd	PNG	100	100
Titan Properties Ltd	PNG	100	100

Note 40. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2003 %	Equity holding 2002 %
BHP Steel Lysaght Singapore Pte Ltd	Singapore	100	100
BHP Steel Asia Pte Ltd	Singapore	100	100
Steelcap Insurance Pte Ltd	Singapore	100	100
BHP Steel Southern Africa Pty Ltd*	South Africa	100	100
BHP Steel Lysaght Lanka (Pvt) Ltd*	Sri Lanka	82	82
BHP Steel Lysaght Taiwan Ltd*	Taiwan	80	80
BHP Steel (Thailand) Ltd	Thailand	75	75
Steel Holdings Co Ltd	Thailand	100	100
BHP Steel Lysaght (Thailand) Ltd	Thailand	75	75
BHP Steel International Ltd	UK	100	100
BIEC International Inc	USA	100	100
BHP Steel Technology Inc	USA	100	100
BHP Steel Americas LLC	USA	100	100
BHP Steel Investments Inc	USA	100	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	39	39
BHP Steel Lysaght (Vietnam) Ltd	Vietnam	100	100

* These controlled entities are audited by firms other than Ernst & Young.

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

(c) These entities were incorporated during the year.

(d) In January 2003, the 26% outside equity interest in PT BHP Steel Indonesia was acquired for $10 million. The goodwill arising from this purchase totalled $1.7 million.

(e) In July 2002, BHP Steel Limited was demerged from the BHP Billiton Group. In preparing for this demerger a number of steel legal entities which were owned by the BHP Billiton group were acquired by BHP Steel Limited prior to 30 June 2002. The operating results of these newly acquired controlled entities have been included in the consolidated statement of financial performance since the respective acquisition dates.

On 3 July 2002, the following legal entities were acquired as part of the acquisition of the AIS group from the BHP Billiton group: BHP Steel (AIS) Pty Ltd, Glenbrook Holdings Pty Ltd, Alliances Pty Ltd, BHP Steel Consulting Services NZ Ltd, Tasman Steel Holdings Ltd, New Zealand Steel Holdings Ltd, New Zealand Steel Ltd, Glenbrook Representatitives Ltd, New Zealand Steel Development Ltd, Toward Industries Ltd, Steltech Structural Ltd, BHP Steel Trading NZ Ltd, New Zealand Steel Mining Ltd. Details of the entities acquired are as follows:-

Note 40. Investments in controlled entities (continued)

	$m
Fair value of identifiable net assets of the controlled entities acquired	
Plant and equipment	**2,157.5**
External receivables	**277.3**
Inventories	**397.0**
Cash	**56.1**
Other financial assets	**4.3**
Other assets	**29.1**
External payables	**(284.9)**
Deferred tax liability	**(309.2)**
Other provisions	**(231.5)**
Net related party loans	**(1,323.5)**
Cash consideration	**772.2**

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Outflow of cash to acquire controlled entity, net of cash acquired				
Cash consideration	**1,197.2**	105.9	**1,197.2**	105.9
Less: Balances acquired				
Cash	**56.1**	38.9	**-**	-
Deposit*	**425.0**	-	**-**	-
Outflow of cash	**716.1**	67.0	**1,197.2**	105.9

Disposal of controlled entity

* New Zealand Steel Ltd held a deposit for A$425 million which had a right of set off with a loan facility held with BHP Billiton Limited. Following the BHP Steel Group separation, the deposit has a right of set off with a loan from the ANZ Banking Group held by BHP Steel Finance Ltd. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the consolidated statement of financial position.

Note 41. Interests in joint ventures

Joint venture partnership
The parent entity has a 50% interest in North Star BHP Steel, the principal activity of which is the manufacturing of steel. The 50% interest was legally acquired from the BHP Billiton Group on 30 June 2002 through the acquisition of BHP Steel Investments Inc. in preparation for the demerging of the BHP Steel Group from the BHP Billiton Group in July 2002. Information relating to the joint venture partnership, presented in accordance with the accounting policy described in note 1(p), is set out below.

	Consolidated	
	2003	2002
	$m	$m
Movement in carrying amount of investment in partnership		
Carrying amount at the beginning of the financial year	**86.3**	-
Share of profit from ordinary activities after tax	**69.2**	-
Acquisition of partnership interest	**-**	86.3
Currency fluctuation	**(24.9)**	-
Carrying amount at the end of the financial year	**130.6**	86.3
Share of partnership's revenue, expenses and results		
Revenues	**464.1**	-
Expenses	**394.9**	-
Profit from ordinary activities before income tax	**69.2**	-
Retained profits attributable to the partnership at the end of the financial year	**69.2**	-
Share of partnership's assets and liabilities		
Current assets	**80.4**	112.5
Non-current assets	**240.3**	308.2
Total assets	**320.7**	420.7
Current liabilities	**115.8**	158.9
Non-current liabilities	**74.3**	175.5
Total liabilities	**190.1**	334.4
Net assets	**130.6**	86.3
Share of partnership's commitments		
Other commitments - information technology contract	**7.2**	-
Other commitments - long term utility supply contracts	**12.6**	19.1
Total expenditure commitments	**19.8**	19.1

Contingent liabilities
North Star BHP Steel has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to BHP Steel in the event of default by North Star BHP Steel. At 30 June 2003, BHP Steel's share of the North Star BHP Steel borrowings amounted to $97.0 million (2002: $184.2 million).

Reporting date
North Star BHP Steel has a 31 May reporting date.

Note 42. Reconciliation of profit/(loss) from ordinary activities after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Profit from ordinary activities after income tax	**472.7**	3.8	**97.3**	(16.8)
Depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Write down of other assets to recoverable amount	**-**	10.2	**-**	10.2
Write down of investments to recoverable amount	**12.6**	0.4	**6.7**	-
Capitalised borrowing costs	**(4.4)**	-	**-**	-
Net (gain) loss on sale of non-current assets	**(4.5)**	(0.1)	**(4.3)**	(0.1)
Share of profits of associates and joint venture partnership not received as dividends or distributions	**(69.2)**	-	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(22.8)**	37.0	**(23.8)**	16.5
Decrease (increase) in other debtors	**(76.1)**	2.1	**(7.9)**	1.6
Decrease (increase) in inventories	**(41.6)**	60.2	**(36.6)**	14.7
Decrease (increase) in other operating assets	**(1.9)**	(3.5)	**(1.3)**	2.2
(Decrease) increase in trade creditors	**19.9**	(56.1)	**19.4**	(33.4)
(Decrease) increase in other creditors	**(36.3)**	9.3	**(51.6)**	5.1
(Decrease) increase in income taxes payable	**105.6**	(24.7)	**38.7**	(18.2)
(Decrease) increase in deferred taxes	**(14.0)**	(20.7)	**(15.0)**	(9.8)
(Decrease) increase in other provisions and liabilities	**100.1**	28.7	**40.5**	24.8
(Decrease) increase in deferred income	**(1.4)**	-	**-**	-
Other variations	**2.6**	11.0	**(0.2)**	2.1
Net cash inflow from operating activities	**711.4**	134.8	**123.4**	57.2

Note 43. Earnings per share

	Consolidated	
	2003	2002
	Cents	Cents
Basic earnings per share[1]	**57.1**	(16.3)

(1) There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 34 as it is the current intention of the company to satisfy these entitlements by purchasing BHP Steel Limited shares on market.

	Consolidated	
	2003	2002
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**791,544,061**	63,247,945

	Consolidated	
	2003	2002
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**472.7**	3.8
Net profit attributable to outside equity interest	**(21.0)**	(14.1)
Earnings used in calculating basic earnings per share	**451.7**	(10.3)

BHP Steel Limited
Directors' declaration
30 June 2003

The directors declare that the financial statements and notes set out on pages 1 to 51:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe (sgd.)

G J Kraehe
Chairman

K C Adams (sgd.)

K C Adams
Managing Director & CEO

Melbourne
28 August 2003

Independent audit report to the members of BHP Steel Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BHP Steel Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Steel Limited is in accordance with:

(a) the *Corporations Act 2001* including:

(i) giving a true and fair view of the financial position of BHP Steel Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

A I Beckett
Partner

Melbourne
28 August 2003

BHP Steel Limited

Directors' Report – 30 June 2003

Explanatory Statement to the Directors' Report

BHP Steel Limited ("BHP Steel") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 in this report reflect a complete twelve months' results.

The comparative financial results, for the year ended 30 June 2002, presented in this report have been prepared for the consolidated entity as it existed on 30 June 2002 and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the comparative financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Financial Report presented reflects the majority of the Australian and Asian coating operations.

Shareholders wanting comparative financial information on the entire BHP Steel Group which separated from BHP Billiton are encouraged to refer to the Annual Earnings Report which compares the financial results for the year ended 30 June 2003 with pro-forma results for the year ended 30 June 2002. This information was lodged with the Australian Stock Exchange on 28 August 2003 and is available on our web site (www.bhpsteel.com). Additional information will be provided to shareholders in the Annual Report.

BHP Steel Limited

ABN 16 000 011 058

Directors' Report - 30 June 2003

Contents

Corporate Directory

Directors	G J Kraehe AO *Chairman*
	R J McNeilly *Deputy Chairman*
	K C Adams *Managing Director and Chief Executive Officer*
	J Crabb
	D J Grady
	H K McCann
	P J Rizzo
	Y P Tan
Secretary	M G Barron
Executive Leadership Team	**Managing Director and Chief Executive Officer** K C Adams
	President Australian Building and Manufacturing Markets N Cornish
	President Asian Building and Manufacturing Markets M Courtnall
	Executive Vice President Human Resources I Cummin (appointed August 2003)
	President Market and Logistics Solutions K Fagg
	President Industrial Markets L Hockridge
	Chief Financial Officer B Kruger
Notice of Annual General Meeting	The annual general meeting of BHP Steel Limited
	Will be held at Melbourne Concert Hall 100 St Kilda Rd, Melbourne
	Date Wednesday, 12 November 2003
Registered Office	Level 11, 120 Collins Street (BHP Steel Centre) Melbourne, Victoria 3000 +61 3 9666 4000
Share Registrar	ASX Perpetual Registrars Limited Level 4, 333 Collins Street Melbourne, Victoria 3000 +61 3 9615 9130 or 1300 855 998

Auditor	Ernst & Young Chartered Accountants 120 Collins Street Melbourne, Victoria 3000
Stock Exchange	BHP Steel Limited shares are quoted on the Australian Stock Exchange
Website Address	www.bhpsteel.com

Your Directors present their report on the consolidated entity ("BHP Steel Group") consisting of BHP Steel Limited and the entities it controlled at the end of, or during, the year ended 30 June 2003.

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 reflect a complete twelve months' results.

Comparative financial results for the year ended 30 June 2002, presented in this Directors' Report, are on a pro-forma basis as your Directors believe this is the most meaningful comparative to the current year financial performance given that as at 30 June 2002, BHP Steel Limited was a wholly owned subsidiary within the BHP Billiton Group and certain significant operating assets were owned by other entities within the BHP Billiton Group. However, comparative financial results, for the year ended 30 June 2002, presented in the Financial Report have been prepared for the consolidated entity as it existed on 30 June 2002, in accordance with *Corporations Act 2001*, and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group.

Directors

The following were Directors for the entire year and up to the date of this report:

G J Kraehe AO
R J McNeilly
K C Adams
J Crabb
D J Grady
H K McCann
P J Rizzo

The following Directors were appointed during the year:

Y P Tan (appointed 26 May 2003)

Principal activities and significant changes to the state of affairs

During the year the principal continuing activities of the consolidated entity, based principally in Australia, Asia and New Zealand, were:
(a) manufacture and distribution of flat steel products;
(b) manufacture and distribution of metallic coated and painted steel products; and
(c) manufacture and distribution of steel building products.

As a result of the separation from the BHP Billiton Group, the principal activities of the BHP Steel Group have changed significantly since 30 June 2002. BHP Steel acquired various entities associated with the manufacture and distribution of flat steel and metallic coated steel products in Australia and New Zealand.

The following significant events occurred during the year:
(a) BHP Steel Limited acquired all the issued capital of BHP Steel (AIS) Pty Ltd from BHP Billiton Limited on 3 July 2002. BHP Steel (AIS) Pty Ltd is a fully integrated manufacturer of flat steel products for distribution to Australian customers, including BHP Steel Limited, and export customers throughout the world. In addition, a wholly owned subsidiary of BHP Steel (AIS) Pty Ltd (which is now part of the BHP Steel Group) manufactures flat, metallic coated and painted steel products in New Zealand. These entities include the Port Kembla Steelworks, Packaging Products and New Zealand Steel operations;
(b) On 1 July 2002, the BHP Steel Group drew down $550 million of external long term debt and $15 million of short term debt to partially repay related party debt owing to the BHP Billiton Group; and
(c) BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. The remaining related party debt owing to the BHP Billiton Group was converted to share capital.
(d) The Board approved an on market buyback of up to 79.3 million (10%) of BHP Steel Limited's ordinary shares. Due to restrictions under the *Corporations Act 2001*, the Company was limited to purchasing a maximum of approximately 10 million shares before 12 July 2003. A total of approximately 8.3 million were purchased by 30 June 2003.

Matters subsequent to the end of the financial year

No matters or circumstances have arisen since 30 June 2003 that have significantly affected, or may significantly affect, the BHP Steel Group operations, results or state of affairs in future financial years.



Dividends

A fully franked interim dividend of 9 cents per share was paid in April 2003 by BHP Steel Limited to its shareholders. In addition, the Directors have declared a final fully franked dividend of 13 cents and a special fully franked dividend of 7 cents, both of which are to be paid on 10 October 2003 (record date 16 September 2003) by BHP Steel Limited to its shareholders.

Review of operations

	Segment revenues 2002 (1) $m	Segment results 2002 (1) $m	Segment revenues 2003 $m	Segment results 2003 $m
Sales Revenue				
Hot Rolled Products	2,122.0	97.0	2,625.5	471.2
New Zealand Steel	467.0	12.0	548.6	44.4
Coated Products Australia	2,359.0	57.0	2,728.3	118.5
Coated Products Asia	530.0	71.0	568.6	84.0
Corporate and Group	736.0	(61.0)	715.9	(101.8
Intersegment eliminations	(1,640.0)	(16.0)	(1,914.8)	(5.2)
Other Revenue	19.0		30.0	
Operating Revenue/EBIT	4,593.0	160.0	5,302.1	611.1
Net unallocated expenses				(17.5)
Profit from ordinary activities before income tax				593.6
Income tax expense				(120.9)
Profit from ordinary activities after income tax expense				472.7
Less: Net profit attributable to outside equity interest				(21.0)
Net profit attributable to members of BHP Steel Limited				451.7
Earning per Share (cents)				57.1

(1) Comparative period revenue and EBIT results are pro-forma results as reported in the Annual Earnings Report dated 7 August 2002, adjusted to be on a comparable basis to the current year. These pro-forma amounts have been rounded to the nearest million.

The Company has had a very good start in its first year as a publicly listed company. The separation from the BHP Billiton Group empowered the organisation, broadened the scope of possibilities and enabled the Company to progress to record levels of achievement. During its first year, the Company has seized market opportunities and driven a wide array of business improvements.

Net profit after tax for the year of $451.7 million was a significant achievement. This strong financial performance was achieved by attaining improved international and domestic prices for its products, higher production and despatch levels across all reporting segments, and further cost and process improvements. This was tempered by planned maintenance downtime, less favourable exchange rates and higher raw material costs.

There was a wide range of initiatives to retain and attract customers, introduce new products, increase capacity, improve processes, reduce costs (including the permanent elimination of $50 million in costs) and continue the focus on business excellence. The Company's employees and contractors achieved their best ever safety performance, with the company-wide lost time injury frequency rate falling a further 30% to 1.8 for the 12 month period.

The Company has continued to work closely with customers to improve its product, service and solutions offer. The Company also announced it will develop a metallic coating and painting facility in Vietnam with an annual production capacity of 125,000t and 50,000t respectively, at a cost of $160 million.

Likely developments and expected results of operations

During 2003/04, the Company will continue to work on improving those matters within its control, such as further unit cost reductions, process and quality improvements, low cost capacity enhancements, and growth opportunities downstream.

In Australia and New Zealand, the dwelling and non-dwelling segments continue to be strong, although the Company agrees with market sentiment about an eventual slowdown in new dwelling construction. Demand for the Company's products in other domestic and export markets continues to remain strong.

The Company's financial results will continue to be influenced by global hot rolled coil price direction, exchange rates and raw material costs. Until there is a sustainable recovery in OECD economies, China's continuing demand for steel remains key. In the USA, North Star BHP Steel's 2003/04 result will be strongly influenced by the pace of economic recovery and scrap prices.

A major opportunity and challenge in the 2003/04 year will be to successfully effect a change of the company name, for which we have made a provision of $20 million in 2002/03.

Additional information on likely developments in the operations of the Company and the expected results of operations have not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Company.

Information on Directors

Graham Kraehe AO
Chairman (Independent)
Age 60, BEc
Graham Kraehe, a Director since 10 May 2002, is Chairman of the Board. He has an extensive background in manufacturing and was the managing director and chief executive officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited, National Australia Bank Limited and Djerriwarrh Investments Limited and the Innovation Economy Advisory Board for Victoria. Previously, he held the position of managing director of Pacifica Limited.

Mr Kraehe brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. His experience with a wide range of organisations is relevant for his role as Chairman of the Board.

Ron McNeilly
Deputy Chairman (Independent)
Age 60, BCom, MBA, FCPA
Ron McNeilly is Deputy Chairman of the Board having been appointed on 10 May 2002. Mr McNeilly has over 30 years of experience in the steel industry. He joined BHP Billiton in 1962 and previously held positions with BHP Billiton, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, a director of GH Michell Holdings Pty Limited and Alumina Ltd and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also vice president of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Apart from his extensive commercial experience with a range of businesses within the BHP Billiton Group, Mr McNeilly gained practical experience of the Company's business when he occupied the position (within the BHP Billiton Group) of Executive General Manager and Chief Executive Officer of the BHP Steel division between May 1991 and September 1997.

Kirby Adams
Managing Director and Chief Executive Officer
Age 47, BSc (Ind Eng), MBA
Kirby Adams was appointed Managing Director and Chief Executive Officer of BHP Steel Limited in July 2002. He was appointed to the Board on 10 May 2002, having been Chief Executive Officer of BHP Steel since March 2000. Mr Adams joined BHP Billiton in 1995 and has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently Vice Chairman of the International Iron and Steel Institute and a former president and chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb
Non-executive Director (Independent)
Age63
John Crabb, appointed to the Board on 10 May 2002, has over 30 years of experience in the metals industry and was managing director and chief executive officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of management positions with the group during his career. Mr Crabb is chairman of Capral Aluminium Limited.

The skills and expertise acquired in leading Simsmetal in addition to other business experience, ensures that Mr Crabb brings to the Board of the Company an understanding of key markets in which the Company operates.

Diane Grady
Non-executive Director (Independent)
Age 55, BA (Hons), MA (Chinese Studies), MBA
Diane Grady has been a full time non-executive director of various companies since 1994 and a Director of the Company since 10 May 2002. She is currently a director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust and was formerly a director of Lend Lease Corporation Limited. She is also a trustee of The Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Ms Grady brings wide industry knowledge and experience in strategy and organisational issues to Board deliberations.

Kevin McCann
Non-executive Director (Independent)
Age 62, BA LLB (Hons), LLM
Kevin McCann, a Director since 10 May 2002, is Chairman of Allens Arthur Robinson. He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. He is a director of Macquarie Bank Limited and other listed companies and has served on the boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

His extensive legal and commercial expertise, as well as his experience on the boards of a number of major listed companies are valuable skills Mr McCann contributes to the Board.

Paul Rizzo
Non-executive Director (Independent)
Age 58, BCom, MBA
Paul Rizzo has broad experience in general management, finance and banking as a chief executive officer and director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He was appointed a Director of the Company on 10 May 2002. He is a member of the Advisory Board of Mallesons Stephen Jaques and of the InnovationEconomy Advisory Board for Victoria. Previously, Mr Rizzo held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited. He has also previously served as Chairman of Foxtel Management Pty Limited and as a director of IBM Global Services Australia Limited.

Mr Rizzo's extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

Tan Yam Pin
Non-executive Director (Independent)
Age 62, BEc (Hons), MBA
Mr Tan was appointed a Director on 26 May 2003 and resides in Singapore. A chartered accountant by profession, he recently retired as Managing Director of one of South-East Asia's leading public companies, Fraser and Neave Group. Mr Tan served as Chief Executive Officer of Asia Pacific Breweries Limited, a subsidiary of Fraser and Neave Group and in 1993 was appointed the Managing Director of the Fraser and Neave Group. Mr Tan has been a Member of the Public Service Commission of Singapore since 1990. He is also a member of the Supervisory Board of the East Asiatic Company Limited A/S, Denmark and Keppel Land Limited, Singapore.

Mr Tan brings extensive knowledge of Asian markets, an area of strategic importance to the Company. He also has financial and leadership skills that complement the existing Board.

Particulars of Directors' interests in shares and options of BHP Steel Limited:

Director	Ordinary shares	Share rights
G J Kraehe	104,547	-
K C Adams	902,212*	1,175,500
J Crabb	41,428	-
D J Grady	30,000	-
H K McCann	20,000	-
R J McNeilly	512,056	-
P Rizzo	22,500	-
Y P Tan	-	-

* Mr Adams' current holding of BHP Steel Limited shares has no connection with any BHP Steel Limited executive remuneration program and such shares have been acquired with his own funds.

Meetings of Directors

The attendance of the current Directors at Board and committee meetings from 1 July 2002 to 30 June 2003 is as follows:

	Board meetings		Committee meetings									
			Audit and Risk		Remuneration		Health, Safety & Environment		Nomination		Public Listing Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
G J Kraehe	12	12	*	*	15	15	3	3	2	2	*	*
K C Adams	12	12	*	*	*	*	3	3	*	*	*	*
J Crabb	12	11	*	*	*	*	3	3	2	2	*	*
D J Grady	12	11	*	*	15	15	3	1	2	2	*	*
H K McCann	12	10	9	9	*	*	3	2	2	2	2	2
R J McNeilly	12	12	9	8	15	14	3	3	2	2	2	1
P Rizzo	12	12	9	9	*	*	3	3	2	2	2	2
Y P Tan	1	1	*	*	*	*	-	-	-	-	-	-

Mr Tan was appointed a Director on 26 May 2003. Since his appointment, Mr Tan has attended all meetings of the Board and Committees of which he is member. All other Directors have held office for the entire 2002/03 financial year.
The Public Listing Committee was discontinued in July 2002.
A = number of meetings held during the period 1 July 2002 to 30 June 2003, during the time the Director was in office.
B = number of meetings attended by the Director from 1 July 2002 to 30 June 2003 while the Director was a member of the Board or the Committee.
* = not a member of the relevant Committee, however Directors who are not members of the relevant Committee often attend meetings by invitation.

The non-executive Directors met twice during the 2002/03 financial year without the presence of management.

Non-executive Directors remuneration

Non-executive Directors receive a set fee per annum and are fully reimbursed for any out of pocket expenses incurred on behalf of the Company. Non-executive BHP Steel Directors, other than the Chairman and Deputy Chairman, are also paid $10,000 for each Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each Director are paid in addition to the fees. Non-executive Directors do not receive any other retirement benefits.

For the year ended 30 June 2003 the annual non-executive Directors' remuneration is as follows:

	Base fee $ pa	Committee fees $ pa	Superannuation $ pa	Total $pa
Non-Executive Directors				
G J Kraehe	280,000	-	25,200	305,200
R J McNeilly	140,000	-	12,600	152,600
J Crabb	100,000	9,200*	9,830	119,030
D J Grady	100,000	10,000	9,900	119,900
H K McCann	100,000	-	9,000	109,000
P J Rizzo	100,000	10,000	9,900	119,900
Y P Tan	5,678	-	519	6,197

* Mr Crabb was appointed Chairman of the Health, Safety and Environment Committee at its first meeting in September 2002.

Senior executives remuneration

During the year, the Remuneration Committee has overseen a major review of the executive remuneration strategy. This review has involved the engagement of an external consultant to directly assist the Remuneration Committee in addressing the appropriateness of the remuneration structure and the quantum of executive packages. As a result of the review, changes have been made to the 'at risk' component of executive packages strengthening the linkage between organizational performance and variable reward delivered to executives.

BHP Steel's remuneration policy is directed at underpinning a high performance organization. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance related reward with the value delivered to shareholders.

To compete, BHP Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables us to:

- compete for executive talent by providing competitive remuneration; and
- maintain an appropriate "at risk mix" in total remuneration to ensure we deliver superior performance and grow shareholder value.

The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

The Company complies with the legal requirements applicable to shareholder approval for equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to executive Directors.

Base salary

Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans

The Short-term Incentive Plan is an annual cash based scheme. Goals are established for each participant under the following categories:

- Shareholder Value Delivery – financial performance measures are used including Earnings Per Share, Net Profit After Tax, Cash flow, Earnings Before Interest and Tax and Shareholder Value Added.
- Zero Harm – safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- Business Excellence –performance measures for the financial year ending 30 June 2003 were focused on delivery performance, days of inventory and the cost of poor quality product.
- Strategy – implementation of specific initiatives.

Senior executives have a weighting of 60% of their bonus on the Shareholder Value measures.

For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

Under the July 2002 Long Term Incentive Plan Award, BHP Steel executives were excluded from participation in the BHP Billiton Limited Long Term Incentive Plan Award made in October 2001. Rather, a commitment was made to these executives by BHP Billiton that a Long Term Incentive Plan Award would be made by BHP Steel upon public listing in lieu of the Awards that would otherwise have been made. A further commitment was made by BHP Billiton that a Long Term Incentive Plan Award, on terms generally similar to the terms of the award made upon public listing, except for the performance period, would be made in September 2002.

The BHP Steel Board established the performance hurdles for the July 2002 Long Term Incentive Plan Award. In regard to the September 2002 Award, the BHP Steel Board made determinations on the type, quantum, time period and performance hurdles applicable to the award. In doing so, the BHP Steel Board took into account contractual commitments and a range of issues relating to executive long-term incentive plans.

Post-retirement benefits

BHP Steel has established the BHP Steel Superannuation Fund for Australian participants. This provides for defined benefit and defined contribution participants. The defined benefit plan is no longer available to new members.

Under the defined contribution plan, the company currently contributes 9 per cent of salary into the superannuation fund for employees. In addition, the company will contribute additional amounts where the employee makes a personal contribution.

BHP Steel Australian employees have the choice of having employee and company contributions made to the Superannuation Trust of Australia.

BHP Steel operates a defined benefit plan superannuation fund for its New Zealand Steel employees. Contributions are also made to other international superannuation plans for employees outside of Australia and New Zealand.

Details of Senior Executives' (including Executive Director) Remuneration

The following information represents the annual salary for the year ended 30 June 2003 for the top five senior executives and the Managing Director and Chief Executive Officer.

Name	Annual base salary $pa	Estimated Annual cash bonus (1) $pa	Super-annuation $pa	Other Benefits $pa	Total 2003 $pa	Long term incentive plan fair values (2) $
Executive Director						
K C Adams – Managing Director and CEO	1,300,000	1,950,000	191,100	388	3,441,488	1,535,930
Executives						
L E Hockridge – President Industrial Markets	550,000	495,000	80,539	25,969	1,151,508	597,492
K Fagg – President Market and Logistics Solutions	490,000	420,000	68,503	110,000*	1,088,503	532,342
N Cornish – President Australian Building and Manufacturing Markets	420,000	304,000	61,717	3,117	788,834	456,184
B G Kruger – Chief Financial Officer	420,000	378,000	61,344	127,526**	986,870	456,184
Mike Courtnall – President Asian Building and Manufacturing Markets	335,000	228,000	44,000	22,015	629,015	363,896

(1) Refer to page 10 for details on the executive short-term incentive plan. Amounts reflect the estimated annual cash bonus for the twelve months to 30 June 2003 based on actual performance. Actual annual cash bonus amounts will be paid in September 2003.
(2) If performance hurdles are met, the awards made under the Long Term Incentive Plan will vest in September 2004 and September 2005. No award entitlements vested in the year ending 30 June 2003. Refer to page 14 for details on the fair value of share rights granted.
* As part of a sign-on bonus agreed by BHP Billiton in December 2000, K Fagg received $110,000 in December 2002.
** A payment of $105,000 has been made to B G Kruger in recognition of his contribution in respect of the implementation of the separation of BHP Steel Limited from the BHP Billiton Group.

Managing Director and Chief Executive Officer – Outline of Employment Contract

Outlined below are the key terms and conditions of employment contained within the employment contract for Mr Adams, the Managing Director and Chief Executive Officer.

Employment under the employment contract commenced on 1 July 2002. Mr Adams receives an annual base pay of $1,300,000 inclusive of all benefits and allowances. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short Term Incentive Plan and, subject to shareholder approval, Long Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base salary, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long Term Incentive Plan, and any other payments which he is eligible for under the Short Term Incentive Plan. The Company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short Term Incentive Plan and Long Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The Company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base salary which has accrued but not been paid up to the date of termination plus any vested Long Term Incentive Plan awards.

Share rights granted to Directors and the most highly remunerated officers

Prior to 30 June 2002, BHP Steel Limited executives participated in various BHP Billiton Group executive incentive plans. Upon separation, BHP Steel Limited implemented its own performance based executive plans incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated Executives were awarded Share Rights in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognize that, but for the Steel separation, the nominated employees would have been eligible to an award under the BHP Billiton Limited's Long Term Incentive Plans in October 2001, and the first performance period under the BHP Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans. A Share Right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th – 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of Share Rights awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None – all unvested Share Rights will lapse immediately.

Exercise Price
The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received Share Rights with a nil exercise price.

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current Participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	840,000	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights over ordinary shares in BHP Steel Limited. These Share Rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th – 100th percentile	100%
70th - <80th percentile	90%
60th - <70th percentile	70%
51st - <60th percentile	50%
<51st percentile	None – all unvested Share Rights will lapse immediately

Exercise Price

The exercise price for all Share Rights in the September award is Nil.

Restriction on sale of Shares

Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeit any shares acquired under this award.

Details of the September 2002 Award

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$4,552,198
Share Rights lapsed since grant date	57,000

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share rights granted to Directors and the top five senior executives during the financial year ended 30 June 2003 were as follows:

Name	Number Granted	Fair Value (1) $	Exercise price per share $
Directors			
K C Adams	1,175,500	1,535,930	Nil
Executives			
L E Hockridge	455,000	597,492	Nil
K Fagg	406,100	532,342	Nil
N Cornish	348,000	456,184	Nil
B G Kruger	348,000	456,184	Nil
M Courtnall	277,600	363,896	Nil

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

Environmental regulations

BHP Steel Limited aims to continually reduce the impact of its activities on the environment, to ensure the impact is neither serious nor long lasting and through this be supported by the Communities in which it operates.

Over the last twelve months BHP Steel Limited has been focussed on ensuring that its systems are robust and that environmental liabilities are managed. All steel operating sites received certification of their environmental management systems to the international standard of ISO 14001. Transport and Logistics sites have a goal to have their systems certified during the 2003/2004 financial year.

Environmental concerns have continued to be addressed with commitments to the state Environment Protection Authorities in both New South Wales and Victoria through agreed Environmental Improvement Plans at Port Kembla Steelworks and Western Port Works, respectively.

There has been no additional material environmental issues identified over the last twelve months. Work has been, or is still being undertaken, on the three previously identified material environmental issues at the Port Kembla Steelworks. These issues were:

1. Upgrading the Sinter Plant to improve stack emission quality. The construction of a $94 million pollution control plant to collect particulates and dioxins from the Sinter Plant operations is nearing completion, with final commissioning occurring through July 2003. However, treatment of the by-product stream of sulphur rich gas will not be completed until late 2004.
2. Possible future control of off-site discharges of wastewaters and contaminated groundwater may require the introduction of new water treatment facilities in the next three to five years. Voluntary site investigations (approved by the NSW EPA) are being undertaken for two separate portions of the Steelworks to determine the risk of harm to adjacent aquatic ecosystems from discharge of potentially contaminated groundwater.
3. Possible future control of hydrogen sulphide emissions from the blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available.

No incidents resulting in long term environmental harm occurred during the year. However a power outage in March 2003 at the Port Kembla Steelworks resulted in short term discharges of fumes and water. The NSW EPA is investigating the incident.

Breaches of licence and operating approvals have resulted in the Company receiving 10 fines in the year totalling $13,612. The Company is also being prosecuted by the NSW EPA in relation to four Tier 2 offences arising from an incident in October 2001 resulting in contamination of Allens Creek, a fish kill and air emissions in breach of licence conditions.

Indemnification and insurance of officers

The Company has entered into directors' and officers' insurance policies and paid an insurance premium in respect of the insurance policy, to the extent permitted by the *Corporations Act 2001*. The insurance policy covers former Directors of the Company along with the current Directors of the Company (listed on page 3). Executive officers and employees of the Company and its related bodies corporate are also covered.

In accordance with Rule 21 of the Company's Constitution, the Company, to the maximum extent permitted by law, must indemnify any current or former Director or Secretary of the Company or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such a Director or Secretary to a person, including a liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as a director, officer or employee of another corporation.

The current Directors of the Company (listed on page 3) have entered into Director's Access, Insurance and Indemnity Deeds with the Company. The Deed addresses the matters set out in Rule 21 and includes, among other things, provisions requiring the Company to indemnify a Director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a Director while they are in office and 7 years after ceasing to be a Director.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

Proceeding on behalf of the Company

As at the date of this report, there are no leave applications or proceedings brought on behalf of the Company under section 237 of the *Corporations Act 2001*.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

Auditor

Ernst & Young was appointed as auditors for the Company at the 2002 Annual General Meeting.

This report is made in accordance with a resolution of the Directors.

G J Kraehe
Chairman

K C Adams
Managing Director & CEO

Melbourne
28 August 2003

Corporate Governance Statement

Introduction

Since its listing on 15 July 2002, the Board has implemented and operated in accordance with a set of corporate governance policies. With the release of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Recommendations") on 31 March 2003, the Board, along with management, has undertaken a review of the Company's corporate governance procedures. As at the date of this report the Company has adopted additional, or in some instances new, procedures to reflect the ASX Recommendations. The Board considers that the Company complies with the requirements in the ASX Recommendations.

For ease of reference, the table below notes those ASX Recommendations that deal with information to be disclosed in the Corporate Governance Statement and indicates where they can be found in this report.

Disclosure required by the ASX Recommendations	Reference
Functions reserved to the Board and those delegated to management	See *Role of the Board* on pages 17-18
Skills, experience and expertise relevant to the position of director	See the current Directors' biographical information on pages 7-8
Names of Directors considered by the Board to constitute independent Directors and the Company's the relevant thresholds	See *Independent non-executive Directors* on pages 18-19
Procedure for independent professional advice	See *Access to information and independent advice* on page 18
Directors' terms of office	See the current Directors' biographical information on pages 7-8
Names of the Nomination Committee members and attendance	See *Nomination Committee* on pages 24-25 and *Meetings of Directors* on page 9
Composition of Board, Chairperson and role of Chairman and Chief Executive Officer	See *Role* and *Composition of the Board* on pages 17-18
Code of conduct for directors and executives	See *Guide to Business Conduct* on page 26
Securities Trading Policy	See *Securities Trading Policy* on page 26
Audit committee members and their qualifications	See *Audit and Risk Committee* on pages 22-23
Audit committee meetings and attendance	See *Meetings of Directors* on page 9
Financial statements sign-off and structure of audit committee	See *Audit and Risk Committee* on pages 22-23
Procedures for ASX disclosure requirements	See *Shareholders* on page 17
Shareholder communications strategy	See BHP Steel's website www.bhpsteel.com
Attendance of external auditor	See *External auditor* on pages 25-26
Risk oversight committee	See *Audit and Risk Committee* on pages 22-23
Risk management and internal controls	See *Internal audit* on pages 22-23
Performance evaluation	See *Performance evaluation* on page 21
Company's remuneration policies and disclosure	See *Directors' remuneration* on page 20
Remuneration Committee members and attendance	See *Remuneration Committee* on page 24
Retirement benefit for non-executive Directors	See *Directors' remuneration* on page 20
Company code of conduct	See *Guide to Business Conduct* on page 26

The BHP Steel Group is a global organisation, with businesses operating in many countries, including Australia, New Zealand, the United States, China and throughout South-East Asia. All entities of the BHP Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on governance of the Company and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

- the generation of rewards for shareholders who invest their capital;
- the supply of goods and services of value to the BHP Steel Group's global customers; and
- the provision of meaningful employment for employees in a way which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of the Company's governance framework which were established, and are continually reviewed, by the Board.

Summaries of the policies and charters (and a copy of the Audit and Risk Committee charter) referred to in this Corporate Governance Statement are available from the Company's website www.bhpsteel.com.

Shareholders

A fundamental role in the governance of the Company is performed by shareholders who elect the Board. In accordance with the Company's Constitution, one third of the Directors must retire each year by rotation and are subject to re-election.

The Board's task is to govern on behalf of all shareholders. The Board recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner. The Company's arrangements for communicating with its shareholders is summarised on the Company's website www.bhpsteel.com. Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in the Company's shares.

The Company is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange, which are supplemented by Australian corporations legislation. Subject to some limited exceptions, under the continuous disclosure requirements, the Company must immediately notify the market, through the Australian Stock Exchange of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- communicating with all shareholders in annual reports and financial statements, releases of results to the Australian Stock Exchange each half year and at the Company's Annual General Meeting;
- releasing price sensitive announcements and other relevant significant announcements directly to the market via the Australian Stock Exchange. Copies of these announcements are immediately placed on the Company's website www.bhpsteel.com;
- conducting briefings with analysts and institutions from time to time – in doing so, BHP Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the Australian Stock Exchange and the Australian Securities and Investments Commission; and
- providing information on the Company's website, which contains extensive information about the BHP Steel Group and its activities, including statutory reports and investor information.

The Company has established a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, the Company Secretary, the Vice-President, Investor Relations and the Executive Vice-President, Corporate Affairs, to monitor and assess all significant information which may require disclosure. The Company Secretary is responsible for providing announcements to the Australian Stock Exchange. A summary of the Company's Continuous Disclosure Policy is available on the Company's website www.bhpsteel.com.

The Board of Directors

Role of the Board
The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BHP Steel Group.

The Board has developed and adopted a Delegation of Authority Policy (a summary is available at the Company's website www.bhpsteel.com) which specifically reserves a number of key matters for the consideration and decision by the Board. The Board Charter also reflects the matters reserved to the Board in the Delegation of Authority Policy. These include matters relating to:

- **(values and standards)** setting the Company's values and standards of conduct and ensuring that these are adhered to, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- **(leadership)** providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- **(direction and objectives)** setting the Company's direction, strategies and financial objectives and ensuring that the necessary financial and human resources are in place for the Company to meet its objectives;
- **(performance assessment)** ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- **(compliance)** monitoring compliance with regulatory and ethical standards; and
- **(appointing Managing Director)** appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The Board has delegated responsibility for the day-to-day operation and administration of the BHP Steel Group to executive management, led by the Managing Director and Chief Executive Officer, Mr Kirby Adams. The levels of authority for management are also documented in detail, as part of the Guidelines to the Delegation of Authority Policy. The Managing Director and Chief Executive Officer is assisted in managing the business by the Executive Leadership Team (the Executive Leadership Team is discussed further on page 25).

The roles of the Chairman and the Managing Director and Chief Executive Officer are separate.

Access to information and independent advice
Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BHP Steel Group.

The Board (as well as Board committees and individual Directors) may also take independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of the Company's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board
The Board comprises eight Directors, including seven independent non-executive Directors and one executive director (the Managing Director and Chief Executive Officer). As described below, the Board considers that all non-executive Directors are independent.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise which, in aggregate, combine to form a Board which is equipped to discharge its responsibilities. The Directors' biographies along with their term of office and information about their skills, experience and expertise relevant to their position, are on pages 7 and 8.

The Company's Constitution and the Listing Rules of the Australian Stock Exchange require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of the Company. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire - and are eligible to be re-elected by the shareholders - at each Annual General Meeting. The Managing Director and Chief Executive Officer serves as a Director until he ceases to be the Chief Executive Officer.

Where the Board appoints a person as a Director (rather than the shareholders), that person must resign at the next Annual General Meeting following their appointment and seek approval of shareholders to continue as a Director. Accordingly, at the 2003 Annual General Meeting, Mr Tan will seek shareholder approval to continue as a Director.

Independent non-executive Directors
The Board, excluding the Director in question, assesses the independence of each non-executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to adopt standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective non-executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to the Company in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of the Company's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a non-executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence;

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- making decisions on matters that regularly come before the Board or its committees;
- objectively assessing information and advice given, or obtained, by management;
- setting policy for general application across the Company; and

- generally, carrying out the performance of his or her role as a Director,

or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX Recommendations.

In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX Recommendations) exists between the Company and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- **(expenses/revenues)** the proportion of a class of expenses or revenues that the relationship represents to both the Company and the third party;
- **(strategic importance)** the strategic importance to the Company's business of the goods or services purchased or supplied by the Company;
- **(uniqueness of services)** the extent to which the services supplied are integral to the operation of the Company's business, including the extent to which the services provided are unique and not readily replaceable;
- **(goods/services)** the nature of the goods or services;
- **(transaction)** the nature of the transaction; and
- **(value)** the value of the transaction to BHP Steel and the other party to the transaction.

Materiality is considered from the perspective of both the Company and its Directors.

The Board considers that each non-executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular non-executive Director. Relevantly, the Board's reasons include:

- Mr Kraehe is a non-executive Director of Brambles Limited, a supplier of transport services and equipment to the Company, and National Australia Bank, a supplier of banking services and funding facilities. The National Australia Bank is not the principal or transactional banker of the BHP Steel Group. Having considered the goods and services supplied by each of Brambles Limited and National Australia Bank and the materiality criteria set out above, the Board considers that these relationships are not material for the purpose of independence.

- Mr McNeilly was an executive of the BHP Billiton Group until December 2001 and served as Executive General Manager and Chief Executive Officer of BHP Steel (while it was a division of the BHP Billiton Group) between May 1991 and September 1997. Mr McNeilly has not within the last 5 years been involved in BHP Steel management.

- Mr McCann is a partner of Allens Arthur Robinson, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Allens Arthur Robinson is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to the Company or in selecting the Company's legal advisers.

- Mr Rizzo is a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to the Company or in selecting the Company's legal advisers.

- Neither Mr Crabb, Ms Grady nor Mr Tan had any relationships that raised independence issues.

Board succession planning and training
The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BHP Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the non-executive Directors. (The Nomination Committee is described further on pages 24-25.)

Newly appointed Directors receive appropriate induction and training. This includes management briefings to familiarise themselves with the significant operations of the BHP Steel Group. Arrangements are made for new Directors to visit the Company's major operational sites at Port Kembla and Western Port. New Directors also receive briefing materials, which include minutes of recent Board meetings and copies of fundamental Board and Company policies.

Board meetings

During the 2002/2003 financial year, the Board has met twelve times to review matters such as the financial performance of the BHP Steel Group, current trading and key business initiatives, and the BHP Steel Group's strategy, budget and business plans. The Board has also met to specifically consider BHP Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Managing Director and Chief Executive Officer, the Chairman and the Executive Leadership Team (see page 25). Directors are free to nominate matters for inclusion on the agenda for any Board or Board committee meeting.

Presentations to the Board are frequently made by members of senior management, and telecommunication technologies may be utilised to facilitate participation.

Board meetings have been held in various locations, including in Melbourne (where the Company's head office is located), Sydney, Port Kembla (home to the Company's integrated steelworks operations in Australia) and Western Port (home to the Company's major steel rolling and coating operations in Australia). The Board has a program to meet at various sites in Australia, Asia and New Zealand throughout the year ahead.

Meetings without management

During the 2002/2003 financial year, the non-executive Directors met on two occasions without the presence of management.

Board charter

The Board has adopted a charter which sets out matters, the powers and responsibilities of the Board, as follows:

- **(reserved powers)** those matters specifically reserved for determination by the Board (see the Delegation of Authority Policy);
- **(independent advice)** the Board's and individual Directors' right to obtain independent professional advice, at the expense of the Company;
- **(non-executive Director meetings)** an undertaking for non-executives Directors to meet at two scheduled times a year without management;
- **(independence)** the Board's process for assessing non-executive Director independence; and
- **(performance review)** an undertaking for the Board to annually review its performance.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to the Company and heir own interest. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with the Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to the Company. A register of Directors' interests is maintained by the Company Secretary.

Directors' remuneration

Under the Company's Constitution the maximum remuneration payable by the Company for the services of non-executive Directors in total must not exceed $1,750,000 per annum without shareholder approval. The total remuneration paid to the non-executive Directors in the financial year ended 30 June 2003 was well under the maximum amount provided in the Constitution.

Non-executive Directors receive remuneration based on membership of the Board, and for chairing Board committees. Non-executive Directors do not receive any performance-based incentives and are not entitled to any retirement benefits. Details of remuneration paid to the non-executive Directors are set out on page 9.

Non-executive Directors are encouraged to accumulate over time a shareholding equivalent in value to their annual fee.

For equity-based remuneration available to directors or executives, it is the Company's policy to seek shareholder approval as required by the *Corporations Act 2001* or the ASX Listing Rules. At the 2003 Annual General Meeting, shareholder approval will be sought to permit Mr Adams to participate in the Company's Long Term Incentive Plan. Awards under equity-based remuneration plans are only made in accordance with the performance thresholds set out in the terms of those plans (the relevant thresholds are described further on pages 12-14).

Performance evaluation

Board
Under its charter the Board will review its effectiveness annually.

As part of this process the Board also intends to review the individual performance of the Chairman and the other non-executive Directors.

Given that none of the current Directors have been in office longer than sixteen months, the Board considers that it is appropriate to undertake the first Board review towards the end of the 2003/2004 financial year, after approximately two years of working together.

Board committees
The Charter of each BHP Steel Board Committee requires the Committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the effectiveness of the Committee.

Directors
BHP Steel was listed as an independent company on the Australian Stock Exchange in July 2002. Each of its current Directors was appointed on 10 May 2002, with the exception of Mr Tan who was appointed on 26 May 2003.

The BHP Steel Board recognises the importance of regular performance evaluation of Directors. A review process has been adopted for Directors retiring by rotation and offering themselves for re-election. However, given the relatively short history of BHP Steel as a separately listed company and the brief periods of appointment of the incumbent Directors, a formal performance evaluation process for all non-executive Directors has not yet been implemented. The Board is currently examining performance evaluation and aims to have a process in place in the 2003/2004 financial year.

Executives
All BHP Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business objectives; and
- contribution towards specific business plan objectives.

In assessing a key executive's performance the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration Committee, which has overall responsibility, for ensuring that performance management processes are in place for all key executives. Executive remuneration is considered by the Remuneration Committee.

The Remuneration Committee also considers the overall amount of any short term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short term incentive bonus award to particular senior executives. This takes into account the overall performance of the Company against a range of measures, and the contribution made by a particular executive.

The performance evaluation of the Managing Director and Chief Executive Officer is conducted by the Chairman and the Board. The evaluation of the Managing Director and Chief Executive Officer involves an assessment of a range of factors including the overall performance of the Company and the achievement of specific pre-determined goals.

Committees of the Board

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration Committee;
- the Health, Safety and Environment Committee; and
- the Nomination Committee.

Other committees of the Board may be formed from time to time to deal with specific matters.

Each of the Board's committees operates under terms of reference (charters), detailing their role and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of the Company, the requirement for reporting to the Board and annual reviews of the operations of the committee.

The number of Board committee meetings held during the year ended 30 June 2003 and the attendance at those meetings by members is set out on page 9.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

Public Listing Committee
The Public Listing Committee was formed by the directors designate of BHP Steel Limited in March 2002 to assist the Directors to prepare to become directors of the Company, once they were formally appointed by BHP Billiton Limited.

After their appointment as Directors on 10 May 2002, the Committee continued to meet to assist the Board in discharging its responsibilities to the Company in connection with the public listing of the Company. The Committee met twice in the 2002/2003 financial year and was discontinued in July 2002 after the public listing of the Company.

The members of the Committee were Mr Kevin McCann (Committee Chairman), Mr Ron McNeilly and Mr Paul Rizzo. All Board members were invited to attend meetings of the Public Listing Committee and, on most occasions, a majority of Directors did attend.

Audit and Risk Committee
The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management and internal and external audit.

The primary objectives of the Audit and Risk Committee, as set out in its charter, are to:

External reporting

- **(review of financial statements)** review all published financial statements which are required to be signed by Directors, prior to approval by the Board;
- **(review of reports)** review the annual report and the directors' report to the extent that such a report discusses the financial position or operating results of the Company;
- **(accounting policies)** review and assess the appropriateness of the Company's accounting policies and principles;
- **(compliance processes)** review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- **(regulatory changes)** review proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on the Company.

Internal control and risk management

- **(risk management systems)** consider whether the Company has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- **(internal controls)** review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over the Company's business processes, including the determination of financial statements;
- **(theft and fraud reports)** receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- **(litigation and contingencies)** review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of the Company;
- **(superannuation plans)** receive reporting concerning the accounting treatment of the Company's superannuation plans and determine questions of accounting treatment raised;
- **(related party transactions)** review and monitor related party transaction and assess their propriety.

External audit

- **(appointment/replacement)** make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor;
- **(terms of engagement)** review and agree with the external auditor the terms of engagement;
- **(effectiveness and independence)** monitor the effectiveness and independence of the external auditor;
- **(scope of audit)** review the scope of the external audit with the external auditor including identified risk areas and approve external audit plans;
- **(non-audit services)** review and assess provision of non-audit services by the external auditor;
- **(policies for non-audit services)** develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor;
- **(coordination with internal audit)** ensure the external auditor is coordinated with internal audit programs;
- **(external audit findings)** review and monitor management's responsiveness to the external audit findings;
- **(external auditor meetings)** on a regular basis meet with the external auditor without the presence of management.

Internal audit

- **(appointment)** approve the internal auditor;
- **(scope of audit and plan)** review and assess the scope of the audit and the internal audit plan, work program and resources and approve internal audit plans;
- **(internal audit findings)** review and monitor management's responsiveness to the internal audit findings;
- **(internal auditor meetings)** on a regular basis meet with the internal auditor without the presence of management.

A complete copy of the Audit and Risk Committee charter is available on the Company's website www.bhpsteel.com.

The Audit and Risk Committee meets before the finalisation of all major financial announcements of the Company and, in any event, is required to meet four scheduled times a year.

As required by its charter, the Audit and Risk Committee is composed entirely of independent non-executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which the Company operates and Mr McCann has both financial and legal experience which is valuable to the functioning of the Audit and Risk Committee.

All Board members are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended (except for certain consultations referred to above) to the Managing Director and Chief Executive Officer, Chief Financial Officer and the external and internal auditors.

Health, Safety and Environment Committee
The primary objectives of the Health, Safety and Environment Committee, as set out in its charter, are to:

- **(HSEC Policy)** adopt a Health, Safety, Environment and Community ("HSEC") Policy and, as it considers necessary, recommend changes to that policy;
- **(compliance)** monitor the Company's compliance with the approved HSEC Policy;
- **(HSEC standards)** assess the HSEC standards of the Company;
- **(HSEC risks)** assess the operations of the Company and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- **(legislation)** assess compliance by the Company with applicable legislation;
- **(acceptable practices)** research and recommend the adoption of acceptable HSEC practices in the industries in which the Company operates;
- **(incident reporting)** receive reports concerning HSEC incidents within the Company; and
- **(implications)** consider HSEC issues that may have strategic, business and reputational implications for the Company.

The Chairman of the Committee is Mr John Crabb, who is an independent non-executive Director and because of the importance of health, safety and the environment to BHP Steel's operations, all Directors are members of the Committee. The composition of the Committee will be reviewed from time to time.

The Health, Safety and Environment Committee charter requires that the Committee meets at least four scheduled times per year.

Remuneration Committee
The Board is responsible for ensuring that BHP Steel:

- **(human resources strategy)** has a human resources strategy aligned to the overall business strategy, which supports the BHP Steel Business Charter "Our Bond";
- **(practices and policies)** has remuneration policies and practices that are observed and that enable it to attract and retain executives and directors who will create value for shareholders;
- **(remuneration and performance)** fairly and responsibly rewards executives having regard to the performance of the Company, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- **(succession)** plans and implements the development and succession of executive management and directors.

The Remuneration Committee has authority to advise the Board on specific remuneration matters, as well as determining certain matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive directors and senior management remuneration, performance management, succession planning, termination, succession and non-executive director remuneration.

The Board has ultimate authority over the following matters:

- **(contract variation)** changes to the remuneration or contract terms of executive directors;
- **(incentive plans)** the design of new equity plans or executive cash-based incentive plans;
- **(incentive awards)** total level of award proposed from equity plans or executive cash-based incentive plans;
- **(Managing Director selection)** selection of the Managing Director and Chief Executive Officer;
- **(Managing Director compensation)** compensation and all performance related matters for the Managing Director and Chief Executive Officer; and
- **(executive termination payments)** termination payments to executive directors.

The Remuneration Committee is composed entirely of independent non-executive Directors.

The members of the Remuneration Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe and Mr Ron McNeilly. All members of the Remuneration Committee are independent non-executive Directors. The Committee meets at least four scheduled times a year.

The Committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President Human Resources. It may also seek advice from external experts, as appropriate, including in the absence of management of the Company.

Information on the Company's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed on pages 9-14 of the Directors' Report.

Nomination Committee
The Nomination Committee of the Board is responsible for reviewing the membership of the BHP Steel Board and for consideration of candidates for membership of the Board. The Committee is chaired by Mr Graham Kraehe. All non-executive Directors are members of the Committee. The Board believes that the responsibilities of the Committee will be performed most effectively if all non-executive Directors are involved. Detailed work of the Committee may be delegated to a sub-committee.

The purpose of the Committee is to assist the Board in the effective discharge of its responsibilities for ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors having regard to the law and the highest standards of governance. This purpose will be achieved by:

- **(required skills)** assessing the skills required on the Board;
- **(Board skills)** assessing the extent to which the required skills are represented on the Board from time to time;

- **(review processes)** establishing processes for the review of the performance of the Board as a whole and individual non-executive Directors; and
- **(Board candidates)** establishing processes for the identification of suitable candidates for appointment to the Board.

The Board believes that this role is most effectively performed when all non-executive Directors are involved.

Executive Leadership Team

The Company's Executive Leadership Team ("ELT") is responsible to the Managing Director and CEO for the day-to-day leadership and management of the Company as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- **(BHP Steel corporate strategy)** developing and implementing the strategic direction of the BHP Steel Group;
- **(business area strategies)** reviewing and developing strategies for business areas;
- **(safety)** reviewing and developing safety strategy, high level processes and procedures;
- **(capital expenditure)** reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $15 million;
- **(human resources)** reviewing and discussing human resource talent and succession and developing HR strategies and practices;
- **(policies and standards)** discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- **(performance)** reviewing company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President Industrial Markets), Noel Cornish (President Australian Building and Manufacturing Markets), Mike Courtnall (President Asian Building & Manufacturing Markets), Kathryn Fagg (President Market & Logistics Solutions), Brian Kruger (Chief Financial Officer) and Ian Cummin (Executive Vice President Human Resources). The ELT meets monthly, generally at BHP Steel sites.

Accountability and audit

Internal control and risk management
The Board has overall responsibility for the BHP Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised however that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee, (see the Audit and Risk Committee).

The Board regularly receives information about the financial position and performance of the Company. For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of the BHP Steel Group's financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

External Audit

Ernst & Young are the Company's external auditors.

The audit partners and review partners of our external auditors will rotate every five years. The current audit partners and review partner were first appointed for the 2001/02 audit of the Company.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. Any proposal for the performance of permitted non-audit related work by the auditor will require prior consultation with, and approval of, the Chief Financial Officer for certain matters under $300,000 in value. Permitted services with a value above this amount must be approved by the Audit and Risk Committee.

Share ownership and dealing

Details of shares in the Company held by Directors are set out on page 8.

The Board has put in place a Securities Trading Policy covering dealings in the Company's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BHP Steel Limited shares. Directors and senior management are prohibited from dealing in BHP Steel Limited shares outside designated trading windows.

Any dealings in the Company's shares by a Director are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealings by a Director within five business days.

Corporate social responsibility

The Company is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BHP Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment Committee. However, the Company views these matters as key issues, for which the Company can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on the Company's website www.bhpsteel.com.

BHP Steel Guide to Business Conduct

BHP Steel Limited has a Guide to Business Conduct which provides an ethical and legal framework for all employees in the conduct of the Company's business. The Guide defines how the BHP Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between the Company and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of the Company's employees; a focus on long term benefits rather than short term advantage for individuals; co-operation, driven by the Company's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework for all the Company's employees, irrespective of their specific job, direct employer or location around the world.

The Guide to Business Conduct applies to all employees of the Company. It also applies to the activities of non-executive Directors, to extent that the provisions of the Guide are relevant to a Director's conduct in relation to the Company.

Political contributions

The Company does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.

SEC File
No. 82-34676

BHP STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 (03) 9666 4000 Fax: +61 (03) 9666 4111
Website: www.bhpsteel.com
ASX Code: BSL


BHPSTEEL

28 August 2003

Results for Announcement to the Market

Annual Earnings Report
Twelve Months Ended 30 June 2003

PLEASE NOTE

BHP Steel Limited ("BSL") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. However, for accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the twelve month period to 30 June 2003 in this report reflect a complete twelve months' results.

The comparative financial results, for the twelve month period to 30 June 2002, reflect a period when BSL was a business unit of the BHP Billiton Group. This comparative financial information has been prepared on a basis consistent with pro forma information presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002. Normalisation adjustments have been made to the financial information to adjust for discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company.

A comparative NPAT result is not presented as the assets and entities that comprise BSL were part of the BHP Billiton Group during the twelve months ended 30 June 2002 and operated under different corporate structures with different gearing, treasury and tax profiles. Accordingly, reporting borrowing costs and income tax for this period is not considered meaningful or appropriate.

The audited 30 June 2003 financial statements have also been attached to this report.

2003 ANNUAL CONSOLIDATED RESULTS VERSUS 2002 PRO-FORMA RESULT

Earnings before interest and tax (EBIT) for the twelve months ended 30 June 2003 was $611m compared to a pro-forma EBIT for the twelve months ended 30 June 2002 of $160m. Group net profit after tax (NPAT) and minority interests for the twelve months ended 30 June 2003 was $452m.

The NPAT included significant items in relation to a provision for costs associated with the required company name change ($14m) and costs associated with improving the financial position of the Australian and New Zealand Defined Benefit Superannuation Funds ($26m).

The Board has approved a final dividend of 13¢ ($100m) which will be fully franked and payable on 10 October 2003. The record date is 16 September 2003. The total ordinary dividend for 2002/03 is 22¢ (fully franked) ($171m). The Board also approved a special dividend of 7¢ ($54m) which will also be fully franked and payable on 10 October 2003. The special dividend and the increase in the final dividend reflect the strong financial performance of BSL for the twelve months ended 30 June 2003, its improved franking credit position and its commitment to Total Shareholder Return.

As at 30 June 2003, BSL had purchased 8,314,051 shares under the share buyback program announced on 27 February 2003. A further 13,560,280 shares had been purchased between 1 July and 27 August 2003.

		12 MTHS TO 30 JUNE		VARIANCE
		2003	2002 (1)	
Total Revenue (2)	A$m	5,302	4,593	709/15%
Earnings before interest, tax, depreciation and amortisation (EBITDA) (3)	A$m	881	412	469/114%
EBIT (3)	A$m	611	160	451/282%
Net borrowing costs	A$m	(18)	N/A	-
NPAT attributable to BSL shareholders	A$m	452	N/A	-
Earnings per share	¢/s	57.1	N/A	-
Final dividend	¢/s	13	N/A	-
Net cash flow from operating and investing activities	A$m	598	227	371/163%
Return on invested capital (4)	%/a	14.5	N/A	
Return on equity (5)	%/a	15.0	N/A	
Gearing (net debt / net debt plus equity)	%	2.4	N/A	
Net tangible assets per share	$/s	3.89	N/A	

(1) Pro forma information prepared on a basis consistent with pro forma information presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.

(2) Includes revenue other than sales revenue of $30m ($19m in 2002).

(3) Includes 50% share of net profit from North Star BHP Steel of $69m in 2003 ($2m net profit in 2002).

(4) Return on invested capital is defined as net operating profit after tax over average monthly capital employed.

(5) Return on equity is defined as net profit after tax attributable to members over average monthly shareholders' equity.

VARIANCE ANALYSIS

- **Total Revenue**

  The $709m (15%) increase principally reflects:
  - Higher prices attained in international markets;
  - Higher prices attained in most market sectors in all domestic markets;
  - Stronger domestic sales volumes in all reporting segments; and
  - Higher overall despatch volumes enabled by record production levels in most operations.

  These were partly offset by:
  - Stronger AUD/USD exchange rate.

- **EBIT**

  The $451m (282%) increase principally reflects:

  Prices ($520m favourable)
  - Higher slab and hot rolled coil prices attained in international markets and related flow-on to export coated product and Australian domestic hot rolled coil prices.
  - Increases in Australian and Asian domestic coated product prices.

  Sales Volumes and Product Mix ($103m favourable)
  - Stronger production and despatch levels in all reporting segments.
  - Stronger selling into domestic markets in all reporting segments due to a combination of favourable economic conditions and improved market offers.

  North Star BHP Steel ($67m favourable)
  - Higher domestic prices attained by North Star BHP Steel due to improved product mix and introduction of tariffs on hot rolled coil imported into USA, partly offset by higher scrap costs.

  Costs

  Conversion and other cost improvements ($100m favourable).
  - Favourable unit cost effect of higher production volumes in all reporting segments.
  - Improved labour productivity.
  - Cost reduction initiatives, including the introduction of Pulverised Coal Injection and reduced freight costs.

  Conversion and other cost increases ($83m unfavourable).
  - Higher employment costs due to wage escalation.
  - Higher short-term incentive costs and discretionary bonuses for over 9,000 employees reflecting favourable company performance.
  - Higher maintenance costs at Port Kembla Steelworks due mainly to planned major repairs to the hot strip mill, a turbo blower (which pumps processed air to the blast furnace) and increased maintenance associated with improving operating stability at the higher production levels. These were partly offset by lower maintenance costs at New Zealand Steel as a result of the No. 2 Melter reline in 2001/02.
  - Higher insurance premiums.

Raw material costs ($88m unfavourable)

- Higher coking coal and scrap costs at the Port Kembla Steelworks.
- Higher hot rolled and cold rolled coil purchased steel feed costs for the downstream Asian coating operations.
- Partly offset by lower zinc costs.

Exchange Rates ($78m unfavourable)

- Reflects the net impact of stronger AUD/USD and NZD/USD exchange rates on both USD denominated revenue and costs.

Other ($90m unfavourable)

- Provision for the costs associated with the required change in company name ($20m).
- Top-up contribution to the Defined Benefit division of the Australian Superannuation Fund ($20m).
- In support of the New Zealand Steel Pension Fund, the company made an investment of $12 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment results in an improvement in the financial position of the Pension Fund, it has been fully provided at 30 June 2003 on the basis that it is not considered recoverable by the company.
- Higher restructuring costs.

- **Tax**

  The effective tax rate for the twelve months ended 30 June 2003 was 20.4%. This differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand and the USA, together with the utilisation of unbooked tax losses and tax exemptions in certain Asian operations.

OPERATING CASH FLOWS AND VARIANCE ANALYSIS

	12 MTHS TO 30 JUNE		VARIANCE
	2003	2002 (1)	
	A$m	A$m	
Net operating cash flow before borrowing costs and income tax	763	381	382/100%
Net investing cash flows	(165)	(154)	(11)/(7%)
Net cash from operating and investing activities	598	227	371/163%

Notes:

(1) Pro forma information prepared on a basis consistent with pro forma information presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.

Variance

The $382m increase in net operating cash flow primarily reflects an increase in operating cash profits (EBITDA less share of North Star BHP Steel net profit) together with an increase in provisions associated with the name change costs, redundancies and other employee related costs partly offset by an increase in receivables due to higher volumes and prices.

The $11m higher net investing cash flows includes the investment in Manukau International Limited, the buyout of the minority equity interest in BHP Steel Indonesia and higher capital expenditure cash payments partly offset by a repayment of funds loaned to the North Star BHP Steel joint venture.

GROUP REVIEW

In commenting on the annual results, the Managing Director and CEO of BHP Steel Limited, Mr Kirby Adams, said:

"Our Company has had a very good start in its first year as a publicly listed company. The demerger has empowered the organisation, broadened the scope of possibilities and enabled the Company to progress to record levels of achievement. During our first year, we have seized market opportunities and driven a wide array of business improvements.

"In the twelve months since our public listing, we have made excellent progress in delivering upon our promises. Our shareholders are being rewarded with a higher fully franked full year dividend of 22 cents, a special dividend of 7 cents and a 10% share repurchase initiative which is well advanced. Our employees have been rewarded with $21 million of performance-based incentive rewards including the introduction of an Employee Share Ownership Plan seeded with 200 shares for each of nearly 11,000 eligible employees. Our service offer for our customers has been improved and strengthened with faster delivery, and new products, colours and ideas. Our global competitiveness has been enhanced. We are once again investing for growth, refurbishing our facilities and refreshing our strategies. Within our communities we are offering safe and quality employment, have succeeded in attaining ISO 14001 environmental certification for all our steel operations worldwide, and have commissioned the $94 million Sinter Machine Emission Reduction Project at the Port Kembla Steelworks. During the year we have also reduced our bank debt by $540 million, or about 70 cents per share.

"Our net profit after tax for the year of $452 million and net cash flow of $598 million were both significant achievements. This strong financial performance was achieved by attaining improved international and domestic prices for our products, higher production and despatch levels across all reporting segments, and further cost and process improvements. As forecast in February, our second half performance was tempered by planned maintenance downtime, less favourable exchange rates and higher scrap prices which significantly reduced the North Star BHP Steel result.

"I am particularly proud of the many contributions of our employees to a wide range of initiatives to retain and attract customers, introduce new products, increase capacity, improve processes, reduce costs (including the permanent elimination of $50 million in costs) and their continued focus on business excellence. Our employees and contractors achieved our best ever safety performance, with the company-wide lost time injury frequency rate falling a further 30% to 1.8 for the 12 month period.

"We continue to work closely with our customers to improve our product, service and solutions offer. Good examples are our increased capacity in Asia to produce Pre-Engineered Buildings and our SMARTRUSS™ roof truss system. We also introduced a new COLORBOND® steel colour range in Australia and launched the new XLER® range of premium hot rolled and plate products.

"Our focus on growing the value added branded products part of our business was evidenced by the increases we made in our steel painting, coating and roll-forming capabilities, with incremental capacity upgrades approved and planned in Australia, New Zealand and throughout Asia. Activities around the proposed Western Sydney

Colorbond® steel centre announced in May continue on schedule. Last week we announced we will develop a metallic coating and painting facility in Vietnam with an annual production capacity of 125,000t and 50,000t respectively, at a cost of $160 million. We see Vietnam as an important growth market for the Company and believe there is an opportunity in that market for our high quality painted and coated steel products. We have been operating in Vietnam, with our BHP Steel Lysaght facilities, for ten years. This has enabled us to understand the market potential of Vietnam and to assess its risks and opportunities. The Vietnam project is completely consistent with our strategy to shift our product mix downstream."

Mr Adams continued, "Looking ahead to 2003/04, we will continue to work diligently on improving those matters within our control, such as further unit cost reductions, process and quality improvements, low cost capacity enhancements, and growth opportunities downstream. In Australia and New Zealand, the dwelling and non-dwelling segments continue to be strong, although we agree with market sentiment about an eventual slowdown in new dwelling construction. Demand for our high quality steel products and solutions in our other domestic and export markets continues to remain strong and we remain committed to being a highly competitive supplier for the benefit of our customers in their own domestic and export markets.

"Based on our level of performance in FY2003, we are cautiously optimistic with respect to prospective performance in FY2004. With only one month's results known it is premature to provide specific guidance for the full 12 month period, but the Company is comfortable with the current consensus of analysts' forecasts.

"Going forward our financial results will continue to be influenced by global hot rolled coil (HRC) price direction, exchange rates and raw material costs. Until we see a sustainable recovery in OECD economies, China's continuing demand for steel remains key. The recent strengthening of the A$ and NZ$ has cost the Company A$78m in FY 2003 versus FY2002 and is unhelpful to manufacturers and exporters in these countries. In the USA, North Star BHP Steel's 2003/04 result will be strongly influenced by the pace of economic recovery and scrap prices. Overall, we have started the new year on a positive note with good operational performance, strong demand, and reasonable prices offset somewhat by higher iron ore prices and a stronger A$.

"A major opportunity and challenge in the next year will be to successfully effect a change of our Company name, for which we have made a provision of $20 million in FY2003.

"We take this opportunity to thank our customers, communities, shareholders and employees for their support during our first twelve months as a new company. We are proud that BHP Steel is, again, one of Australia's Top 50 listed companies."

BUSINESS SEGMENT REVIEW

Summary of Results by Segment

	Sales Revenue ($m)		EBIT ($m)	
	12 Months Ended 30 June			
	2003	2002 (1)	2003	2002 (1)
Hot Rolled Products	2,626 (2)	2,122 (2)	471	97
New Zealand Steel	549	467	44	12
Coated Products Australia	2,728	2,359	119	57
Coated Products Asia	569	530	84	71
Corporate & Group	716	736	(102) (3)	(61) (3)
Inter-segment (4)	(1,916)	(1,640)	(5)	(16)
Total BSL	5,272	4,574	611	160

(1) Pro forma information prepared on a basis consistent with pro forma information presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.

(2) Excludes North Star BHP Steel (NSBHPS) revenue.

(3) Corporate and Group reflects Transport & Logistics, Export Trading and corporate office activities. The $41m decrease in EBIT was mainly due to:
- Provision for the costs associated with the required change in company name;
- Realised foreign exchange losses on conversion of New Zealand deposits; and
- Higher employee short-term incentive costs.

(4) Inter-segment revenue reflects the elimination of internal sales between reporting segments. Inter-segment EBIT reflects an entry to eliminate profit-in-stock associated with inter-segment sales.

Hot Rolled Products

This segment comprises:

- Port Kembla Steelworks, NSW, Australia (coke, iron, slab, plate and hot rolled coil production);
- BSL's 50% interest in North Star BHP Steel, USA (hot rolled coil production); and
- BSL's 47.5% interest in Castrip LLC, USA (thin strip casting technology).

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2003	2002		
	$m	$m	$m	
Sales Revenue (1)	2,626	2,122	504	24%
EBITDA (2)	591	207	384	186%
EBIT (2)	471	97	374	386%
Capex	83	80	3	4%
Net Operating Assets (pre tax)	1,840	1,850	(10)	(1%)
Return on Net Assets (pre tax) (3)	25.7%	5.3%		

(1) Excludes NSBHPS revenue.
(2) Includes 50% share of net profit from North Star BHP Steel of $69m in 2003 ($2m profit in 2001/02).
(3) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $374m EBIT increase was largely due to:

- Higher international and Australian domestic prices attained for all products together with the benefit of higher US domestic prices for North Star BHP Steel.
- Higher domestic sales volumes achieved, in particular to Coated Products Australia, and pipe and tube customers reflecting a combination of favourable economic conditions and improved market offers.
- Record production reflecting better operational performance, higher scrap usage and reduced industrial action.
- Lower unit operating costs mainly reflecting higher throughput, lower freight costs and the positive impact of a higher AUD/USD exchange rate on raw material costs.
- Partly offset by:
  - The impact of stronger AUD/USD exchange rate on USD denominated sales;
  - Higher coking coal and scrap costs at Port Kembla Steelworks and higher scrap costs at North Star BHP Steel; and
  - Higher maintenance costs largely associated with improving operating stability in the ironmaking and slabmaking facilities in support of the increased production levels. In addition there were planned major repairs to the hot strip mill and a turbo blower.

(ii) Operations Report

Port Kembla Steelworks ("PKSW")

- A new annual slab production record of 5.05 million tonnes ("mt") was achieved, representing only the second occasion that PKSW has produced in excess of 5mt.
- Successful implementation of Pulverised Coal Injection ("PCI") on both No. 5 & 6 blast furnaces.
- Successfully completed a scheduled major hot strip mill shutdown in February 2003, which included an extensive upgrade of control systems. The previous major shutdown occurred in 2000/01.
- PKSW achieved record on time delivery performance to slab, hot strip and plate customers.

- Successfully launched new premium brands for plate and coil plate products (XLERPLATE®) and hot rolled coil products over 3.2mm (XLERCOIL®).
- In 2002/03 Australian export slab and hot rolled coil sales to the US West Coast were exempt from the Section 201 tariff regime.

North Star BHP Steel

- Voted the No. 1 flat rolled steel supplier in North America in the 2002 Jacobsen Survey.
- Achieved a production record of 1.65mt (100%).

Castrip LLC

- BSL's JV partner in Castrip LLC, Nucor, has constructed and is commissioning the world's first Castrip® plant at Crawfordsville, Indiana.

New Zealand Steel

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2003	2002		
	$m	$m	$m	
Sales Revenue	549	467	82	18%
EBITDA	81	43	38	88%
EBIT	44	12	32	267%
Capex (1)	10	23	(13)	(57%)
Net Operating Assets (pre tax) (2)	423	450	(27)	(6%)
Return on Net Assets (pre tax) (3)	9.9%	2.7%		

(1) Capex reduction reflects the completion of the Melter 2 reline in 2001/02.
(2) The decrease in net operating assets was largely due to lower net fixed assets.
(3) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $32m EBIT increase was largely due to:

- Higher export prices, in particular for hot rolled coil. Net prices for hot rolled coil sales to the USA were higher than 2001/02 after allowing for the Section 201 tariff impact.
- Higher raw steel production following the No. 2 Melter reline in 2001/02. This enabled the company to meet both the stronger:
  - domestic demand, particularly in the distribution, roofing and cladding sectors; and
  - export demand, particularly to Australia and other niche markets.
- Lower maintenance costs mainly due to the absence of maintenance costs associated with the No. 2 Melter reline in 2001/02.
- Partly offset by:
  - The impact of a stronger NZD on USD denominated sales; and
  - New Zealand Steel making an investment of A$12 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the New Zealand Steel Pension Fund. While the investment results in an improvement in the financial position of the Pension Fund, it has been fully provided at 30 June 2003 on the basis that it is not considered recoverable by New Zealand Steel.

(ii) Operations Report

- All operations continued to perform well with an annual slab production record of 620,000 tonnes being achieved following the No. 2 Melter rebuild in 2001/02.
- Domestic sales in 2002/03 reached a record level of 256,000 tonnes.
- Approval was given to expand the capacity of the Metal Coating Line by 24,000 tonnes to 234,000 tonnes. The project is scheduled to be commissioned in third quarter 2003/04 and the plant is expected to reach full capacity by early 2004/05.
- A 2 year Collective Agreement was finalised in May 2003.

Coated Products Australia

This segment comprises:

- Springhill and Western Port coating operations at Port Kembla, NSW and Hastings, VIC respectively.
- Packaging operations at Port Kembla, NSW;
- Lysaght operations, with 17 operating sites throughout Australia; and
- Service Centres, with 7 sites throughout Australia.

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2003	2002		
	$m	$m	$m	
Sales Revenue	2,728	2,359	369	16%
EBITDA	202	138	64	46%
EBIT	119	57	62	109%
Capex	51	53	(2)	(4%)
Net Operating Assets (pre tax)	1,208	1,219	(11)	(1%)
Return on Net Assets (pre tax) (1)	9.3%	4.7%		

Notes:
(1) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $62m EBIT increase was largely due to:

- Higher prices achieved in international and domestic markets;
- Higher domestic sales volumes predominantly in the building and distribution sectors reflecting a combination of favourable economic conditions and improved market offers; and
- Improved unit operating costs mainly reflecting the impact of higher volumes, improved labour productivity and lower zinc costs.
- Partly offset by higher steel feed costs from Hot Rolled Products and the impact of higher AUD/USD exchange rates on USD denominated sales.

(ii) Operations Report

Springhill

- Annual production records at the cold rolling mill and the metal coating lines were largely achieved by improved maintenance practices and increased line speed respectively.
- Painted production increased by 9%, due to increased line speeds.
- Increased throughput enabled an annual despatch record.

Western Port

- Delivery reliability to customers fully recovered following an industrial dispute in June 2002.
- Maintenance reform is underway across the plant including outsourcing maintenance of the roll shop and mobile equipment.
- Process debottlenecking and equipment upgrades to increase metal coating and painting production are progressing at minimal capital cost.

Lysaght

- Three new sites commenced operations:
  - Lyndhurst, VIC, which replaced the Nunawading, VIC, facility;
  - Forrestfield, WA, replacing two other facilities; and
  - Cairns, QLD, to meet increased regional market demand.

Packaging Products

- Record annual throughput, 9% over the previous best in 2001/02, further reduced conversion costs.
- Excellent delivery performance was underpinned by increased reliability, process line speed improvements and improved quality control.

Service Centres

- The Springhill Slitter / Recoil line was successfully relocated to Brisbane, Queensland, to satisfy increased regional demand and to enable the retirement of older, less efficient equipment.
- Production of painted products at the Port Kembla Service Centre significantly increased due to moving to a 7 day operation and process improvements.

Coated Products Asia

This segment comprises:

- Coating operations in Thailand, Indonesia and Malaysia; and
- Lysaght operations in 12 Asia and Pacific countries.

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2003	2002		
	$m	$m	$m	
Sales Revenue	569	530	39	7%
EBITDA	109	96	13	14%
EBIT	84	71	13	18%
Capex (1)	36	22	14	64%
Net Operating Assets (pre tax) (2)	404	437	(33)	(8%)
Return on Net Assets (pre tax) (3)	18.9%	15.2%		

Notes:

(1) Capex – the increase largely reflects the construction of two new rollforming facilities in China, paintline upgrade in Indonesia and installation of Smartruss™ machines in Thailand, Malaysia and Indonesia.

(2) The decrease in net operating assets was largely due to lower AUD value of net fixed assets.

(3) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $13m EBIT increase was largely due to:

- Higher domestic and export product prices.
- Higher sales volumes due to stronger demand and expanded market offers, particularly in domestic roofing, walling and Zincalume® trusses.
- Lower unit costs due to higher utilisation, improved operating performance and lower zinc costs.
- Partly offset by the impact of the higher purchased steel feed costs and stronger AUD against certain Asian currencies.

(ii) Operations Report

- Work continued on upgrading the existing paint line in Indonesia, which is scheduled to be completed in the second quarter 2003/04 at a cost of A$8m. This will increase painting capacity to 50,000tpa.
- New annual coating production records were achieved in Thailand, Malaysia and Indonesia.
- Lysaght Asia continued to develop new product offerings and building solutions including:
  - Pre-Engineered Buildings (PEB's) – sales extended to China and South East Asia.
  - Smartruss™ (a computer designed lightweight roof frame) machines - commissioned in Thailand, Malaysia and Indonesia.
  - Powerdek® – new structural decking product was launched in South East Asia. Its spanning capacity is two to three times greater than conventional decking systems.
- Two new Lysaght rollforming facilities were opened in China, at Langfang, near Beijing, and Chengdu in the west.

- The first successful rollout of a new integrated business system was achieved on time and on budget in Thailand.
- The Company increased its equity interest in BHP Steel Indonesia to 100% (previously 74%) in January 2003.

OTHER INFORMATION

Capital Management

- During the period, the Company purchased 8,314,051 of its shares under the on-market buyback program announced on 27 February 2003. The average cost before brokerage and GST was $3.26 per share. As at 27 August 2003, a total of 21,874,331 shares had been purchased at an average cost before brokerage and GST of $84m.
- During the period, the Company repaid A$540m of debt. Total debt outstanding at 30 June 2003 was A$168m, resulting in a gearing ratio of 2.4% (net debt / net debt plus equity).
- In terms of off balance sheet financing:
    - North Star BHP Steel also repaid US$79m of its debt, reducing its total outstanding external debt to US$129m (100% basis) at 30 June 2003. In addition, North Star BHP Steel had sold US$35m of its trade receivables under its receivables securitisation program. This represents a US$5m decrease from 30 June 2002.
    - BHP Steel Limited had sold A$177m of its trade receivables under its receivables securitisation program. This represents a A$1m decrease from 30 June 2002.

Board Change

- Mr Tan Yam Pin was appointed a Non-Executive Director on 26 May 2003.

Environment Safety & Health

- Environment
    - Five year Environmental Improvement Plans, for the Port Kembla Steelworks and Western Port Works, were agreed with the New South Wales and Victorian Environmental Protection Authorities, respectively.
    - All steel operating sites received certification of their environmental management systems to the international ISO 14001 standard. Transport and Logistics sites aim to be certified during 2003/04.
    - Two new cooling towers were commissioned at the Springhill operations, Port Kembla, thereby eliminating an environmental risk of having process water discharging to the environment. With this project Springhill have now halved their water consumption in two years from 39.2 million litres in February 2001 to 18 million litres in February 2003.
    - The $94m Sinter Machine Emission Reduction project at PKSW was completed in May, with final commissioning in July 2003.

- Safety
  - The employees and contractors of the Company further improved their record low injury performance with a 30% reduction in Lost Time Injuries (LTI).
  - BSL's Asia businesses achieved a period of 5 million hours worked without a single LTI.
  - North Star BHP Steel achieved 1,200 days and 2.5 million man-hours without an LTI.
  - New Zealand also achieved a record 2.3 million man-hours without an LTI.

Employee Share Plan

On 19 August 2003, the company announced its Employee Share Ownership Plan under which an invitation was made to up to 11,000 eligible employees to apply for 200 BSL shares at nil cost. From CY2004, it is intended (subject to local regulations) to offer eligible employees the opportunity to purchase company shares at a discount.

The objective of the share plan is to recognise and reward our employees for their contribution to BSL's success and provide them with the opportunity to become long term shareholders.

Final and Special Dividend Schedule

- Record date - 16 September 2003.
- Payment date - 10 October 2003.

For further information:

- **Media - David Goodwin, Executive Vice President Corporate Affairs**
  Tel: +61 3 9666 4020 +61 (0)419 585 298

- **Investor Relations - John Knowles, Vice President Investor Relations**
  Tel: +61 3 9666 4150 +61 (0)419 893 491

ATTACHMENT 1

PRODUCTION AND DESPATCH REPORT

	6 MONTHS ENDED		12 MONTHS ENDED		
	JUNE 2003	DEC 2002	JUNE 2003	JUNE 2002	VARIANCE
RAW STEEL PRODUCTION ('000t)					
Port Kembla	2,467	2,582	5,049	4,754	+6%
New Zealand Steel	315	305	620	552	+12%
Sub-total	**2,782**	**2,887**	**5,669**	**5,306**	+7%
North Star BHP Steel (1)	398	427	825	800	+3%
Total	**3,180**	**3,314**	**6,494**	**6,106**	**+6%**
EXTERNAL DESPATCHES ('000t)					
Hot Rolled Products					
- Domestic	417	460	877	807	+9%
- Export	806	761	1,567	1,365	+15%
Coated Products Australia					
- Domestic	884	949	1,833	1,617	+13%
- Export	393	290	683	617	+11%
New Zealand Steel					
- Domestic	126	130	256	238	+8%
- Export	175	167	342	284	+20%
Coated Products Asia					
- Domestic	170	158	328	273	+20%
- Export	36	27	63	31	+103%
Total					
- Domestic	1,597	1,697	3,294	2,935	+12%
- Export	1,410	1,245	2,655	2,297	+16%
Sub-total	**3,007**	**2,942**	**5,949**	**5,232**	**+14%**
North Star BHP Steel (1)	399	406	805	796	+1%
Total	**3,406**	**3,348**	**6,754**	**6,028**	**+12%**

(1) Reflects BSL's 50% share from North Star BHP Steel.



Facsimile

To	Company Announcements Office	Facsimile Number	1900 999 279
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	19 August 2003
Subject	Employee Share Ownership Plan	Total pages including header	2

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow an announcement by BHP Steel Limited (BSL) relating to the establishment of an Employee Share Ownership Plan.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058
Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
P O Box 18207 Collins St East, Melbourne VIC 8003
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118
E-mail: David.CantrickBrooks@bhpsteel.com



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 19 August 2003

BHP STEEL (BSL) ANNOUNCES EMPLOYEE SHARE OWNERSHIP PLAN

BHP Steel Limited (ASX: BSL) today announced the establishment of an Employee Share Ownership Plan. The Company will make a one-off invitation to about 11,000 eligible employees to apply for 200 BHP Steel Shares each, at nil cost to the employees. Up to 2.5 million ordinary shares will be offered to employees representing (at current market value) about A$11 million. The shares will be purchased on behalf of participating employees on ASX.

Commenting on the Employee Share Ownership Plan, Managing Director & CEO Kirby Adams said: "We have an aspiration for all BSL employees to be rewarded for their daily productivity, annual accomplishments and wealth created for our shareholders. The objectives behind this initiative are to recognise and reward all employees equally for their contribution to BHP Steel's success, provide them with the opportunity to become long term shareholders in the Company and encourage them to build on this stake in future years."

BHP Steel will announce its full year financial results on Thursday, 28 August 2003.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

May Goh
Manager External Affairs
BHP Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

David Goodwin
Executive Vice President
Corporate Affairs
BHP Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail:
David.Goodwin@bhpsteel.com

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail:
John.Knowles@bhpsteel.com


BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

For immediate release to the market
Date: 18 August 2003

BHP STEEL TO INVEST IN NEW VIETNAM FACILITY FOR COATING AND PAINTING FLAT STEEL

BHP Steel (ASX: ***BSL***) has been granted an investment licence by the Vietnamese Government to establish a flat steel metallic coating and painting facility in Vietnam.

Accordingly, BHP Steel is pleased to announce it will invest capital of approximately A$160 million to develop a new metallic coating and painting facility in the Ba Ria-Vung Tau province, near the deep-water port of Phu My, southeast of Ho Chi Minh City. The facility will have an annual production capacity of approximately 125,000 tonnes of metallic coated and 50,000 tonnes of painted flat steel products.

This investment in a new flat steel metallic coating and painting facility in Vietnam represents BHP Steel's most significant investment in Asia since the Company's public listing on the Australian Stock Exchange (ASX) in July 2002. It is consistent with the Company's strategy of growing its downstream value-added products business, particularly in Asia.

Expansion of BHP Steel's business in Vietnam will further advance the Company's already strong network of operations within the ASEAN region and lead to even better service for Vietnamese customers. The investment will also enable the Company to further leverage its market leading position and take advantage of the potential for growth being demonstrated throughout the ASEAN region.

First production from the new Vietnam facility is due to come onstream in early 2006 and the operation is expected to provide ongoing employment for about 230 local people.

Customers for the new facility's range of premium quality products such as Clean COLORBOND® steel and ZINCALUME® steel will be drawn from the fast growing Vietnamese building and construction and manufacturing industries and will include BHP Steel Lysaght Vietnam and other manufacturers.

BHP Steel has had an operational presence in Vietnam for over ten years commencing in 1993 with the commissioning of a building products business outside Ho Chi Minh City. Subsequently, an additional facility was constructed near Hanoi in 1996. Today, BHP Steel Lysaght Vietnam is the leading rollforming business in Vietnam and services the growing building and construction industry from these established manufacturing facilities. It employs 100 local people in its operations.

Vietnam is an attractive market for investment and has been experiencing rapid growth and increasing strength in the private sector. Vietnam's economy is one of the fastest growing in Asia.

BHP Steel is appreciative of the strong support it has enjoyed from representatives of both the Vietnamese and Australian Governments as project approval applications have been progressed. Australia's Trade Minister Mark Vaile and Foreign Affairs Minister Alexander Downer have provided valuable assistance at key points in the process.

Over the past decade, BHP Steel has constructed flat steel metallic coating and painting facilities in Thailand, Indonesia and Malaysia to serve customers' needs directly - these businesses are operating efficiently, have demonstrated strong growth in profitability and are well positioned to benefit from market growth in the region.

Throughout Asia, BHP Steel's building products business, BHP Steel Lysaght, has a network of 23 rollforming and manufacturing centres in Malaysia, Brunei, Indonesia, Singapore, China, Taiwan and Sri Lanka as well as Vietnam. BHP Steel also has an extensive network of sales and marketing offices throughout the Asian region.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

Media Relations

May Goh
Manager External Affairs
BHP Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

Investor Relations

John Knowles
Vice President Investor Relations
BHP Steel
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bhpsteel.com


BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

Backgrounder

Release Time: IMMEDIATE
Date: 18 August 2003

BHP STEEL TO INVEST IN NEW VIETNAM FLAT STEEL PAINTING AND COATING FACILITY

Location
- Phu My 1 Industrial Zone, Ba Ria-Vung Tau Province.
- 80km southeast of Ho Chi Minh City.
- Next to deep-water port of Phu My.
- Other advantages:
  - ➢ Established industrial zone.
  - ➢ Easy access to power, gas and water.
  - ➢ Vietnam Steel Corporation is proposing to locate a cold rolling mill in the zone.
  - ➢ Close to key markets.

Production capacity
- 125 000 tpa metallic coating line.
- 50 000 tpa paint line.
- 15 000 tpa combination slitting line.

Ownership
- Investment licence permits BHP Steel to own 100 per cent of the new facility.

Construction
- Commencing in late 2003.
- Start up in early 2006.
- Capital cost is approximately A$160m.
- Land will be leased.
- 600 construction jobs will be created during the build.

Operations phase
- Creating ongoing jobs for approximately 230 employees and contractors.

Existing BHP Steel Lysaght facilities:
- Bien Hoa, Dong Nai Province in southern Vietnam. Established in 1993.
- Truong Yen Ward, Chuong My District; Ha Tay Province, northern Vietnam. Established in 1996.

ABOUT BHP STEEL
BHP Steel is a publicly listed Australian company and one of the largest steel manufacturers in Australasia operating painting and coating facilities in Thailand, Malaysia and Indonesia. BHP Steel has a network of 23 roll forming facilities in nine countries across the Asia Pacific region that is unmatched by any other steel company.

BHP Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are also located in Australia and New Zealand, and the Company also has a 50 per cent interest in North Star BHP Steel - a steel mini-mill in Delta, Ohio in the US.

For further information about BHP Steel Limited: www.bhpsteel.com or www.bhpsteelasia.com



SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 12 August 2003

BHP STEEL MAKES NEW APPOINTMENT TO EXECUTIVE LEADERSHIP TEAM

BHP Steel (ASX: ***BSL***) today announced the appointment of Mr Ian Cummin to the position of Executive Vice President Human Resources, with responsibility for the group management of human resources and industrial relations.

Mr Cummin will be a member of the Company's seven person Executive Leadership Team.

Mr Cummin was Executive General Manager of Human Resources and Corporate Services for Southcorp Limited from 1995 to 2001. Previously, he was head of Human Resources for ICI Australia Ltd and he has also held senior human resources and industrial relations management positions in the energy, construction and resources industries.

He has been Acting Executive Vice President Human Resources for BHP Steel for the past three months.

About BHP Steel Limited
BHP Steel is the leading steel producer in Australia and New Zealand, suppling some 80 per cent of the flat steel products sold in these markets. BHP Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BHP Steel also has a 50 per cent interest in North Star BHP Steel - a steel mini-mill in Delta, Ohio.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:
May Goh
Manager External Affairs
BHP Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bhpsteel.com



SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

21 July 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – CANCELLATION OF SHARES PURSUANT TO SHARE BUY-BACK

Please note that the following numbers of shares have been cancelled pursuant to the Company's on-market share buy-back scheme up to Thursday, 17 July 2003.

Date	Number of Shares Cancelled	Number of Shares on Issue (following cancellation)
31/03/03	1,470,000	791,530,000
04/04/03	145,000	791,385,000
22/04/03	1,370,000	790,015,000
09/05/03	2,080,000	787,935,000
23/05/03	1,166,999	786,768,001
27/06/03	1,568,000	785,200,001
15/07/03	2,200,000	783,000,001
Total	9,999,999	

A copy of each of the relevant ASIC forms is attached.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

7

David Cantrick-Brooks
Assistant Company Secretary

284 page 1/1 21 July 2001

ASIC registered agent number	
lodging party or agent name	BHP Steel Limited
office, level, building name or PO Box no.	Level 11, 120 Collins Street
street number & name	Melbourne, VIC 3000
suburb/city	state/territory postcode
telephone ( )	Australia
facsimile ( )	Tel.. +61 3 9666 4073
DX number	Fax: +61 3 9666 4118

ASS. CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name BHP STEEL LIMITED
ACN 000 011 058

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☑ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ________ (description) ________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
2,200,000	FULLY PAID ORD	$8,301,854.70

Date of registration of cancellation 15 / 7 / 03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name DAVID CANTRICK-BROOKS capacity SECRETARY

sign here [signature] date 15 / 7 / 03

David Cantrick-Brooks
Assistant Company Secretary

SEC File No. 82-34676

21 July 2001

ASIC registered agent number

lodging party or agent name: BHP Steel Limited
office, level, building name or PO Box no.: Level 11, 120 Collins Street
street number & name: Melbourne VIC 3000
suburb/city: Australia
state/territory
postcode
telephone ( ) Tel.: +61 3 9666 4073
facsimile ( ) Fax: +61 3 9666 4118
DX number

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share cancellation

form 284
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name: BHP Steel Limited
ACN: 000 011 058

Shares cancelled under which provision

(tick box applicable)

- [ ] S.254J Redeemable preference shares
  - [ ] redeemed out of profits
  - [ ] redeemed out of proceeds of a fresh issue of shares
- [ ] S.256A-S.256E Capital reduction
- [x] ss.257H(3) Shares a company has bought back
- [ ] S.258D Forfeited shares
- [ ] ss.258E(2) & (3) Shares returned to a company
  - [ ] under section 651C, 724(2), 737, or 738
  - [ ] under section 1325A (court order)

other, give sect'n ref [ ] ________ (description) ________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,568,000	Fully paid ord	$5,163,408.80

Date of registration of cancellation 27/06/03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

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The time actually spent reading the instructions, working on the question and obtaining the information
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hrs mins

Signature

I certify that the information on this form is true and correct.

print name: David Cantrick-Brooks capacity: Secretary

sign here: [signature] date: 30/06/03

David Cantrick-Brooks
Assistant Company Secretary

284 page 1 / 1 21 July 2001

ASIC registered agent number

lodging party or agent name: ~~BHP Steel Limited~~

office, level, building name or PO Box no.: ~~Level 11, 120 Collins Street~~

street number & name: ~~Melbourne VIC 3000~~

suburb/city — state/territory — postcode: Australia

telephone ( ) Tel.: +61 3 9666 4073

facsimile ( ) ~~Fax: +61 3 9666 4118~~

DX number — suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name: BHP STEEL LIMITED

ACN: 000 011 058

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J — Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E — Capital reduction
- ☑ ss.257H(3) — Shares a company has bought back
- ☐ S.258D — Forfeited shares
- ☐ ss.258E(2) & (3) — Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,166,999	FULLY PAID ORD.	3,781,394.12

Date of registration of cancellation 23 / 5 / 03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

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The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name DAVID CANTRICK-BROOKS capacity SECRETARY

sign here [signature] date 23 / 5 / 03

SEC File No. 82-34676

284 page 1 21 July 2001

ASIC registered agent number

lodging party or agent name DAVID CANTRICK-BROOKS

office, level, building name or PO Box no. LEVEL 11 (BHP STEEL CENTRE)

street number & name 120 COLLINS STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03) 9666 4073

facsimile (03) 9666 4118

DX number suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name BHP STEEL LIMITED

ACN 000 011 058

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares
  - ☐ redeemed out of profits
  - ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☑ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company
  - ☐ under section 651C, 724(2), 737, or 738
  - ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
2,080,000	FULLY PAID ORD	$6,897,646.00

Date of registration of cancellation 9 / 5 / 03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name DAVID CANTRICK-BROOKS capacity SECRETARY

sign here [signature] date 9 / 5 / 03

ASIC registered agent number
lodging party or agent name DAVID CANTRICK-BROOKS
office, level, building name or PO Box no. LEVEL 11 (BHP STEEL CENTRE)
street number & name 120 COLLINS STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03) 9666 4073
facsimile (03) 9666 4118
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share cancellation

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name BHP STEEL LIMITED
ACN 000 011 058

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☑ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,370,000	Ord. Fully Paid	$4,408,805

Date of registration of cancellation 22 / 4 / 03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name DAVID CANTRICK-BROOKS capacity SECRETARY

sign here [signature] date 22 / 4 / 03

284 page 1/1 21 July 2001

SEC File No. 82-34676

ASIC registered agent number

lodging party or agent name: DAVID CANTRICK-BROOKS

office, level, building name or PO Box no.: LEVEL 11 (BHP STEEL CENTRE)

street number & name: 120 COLLINS STREET

suburb/city: MELBOURNE state/territory: VIC postcode: 3000

telephone: (03) 9666 4073

facsimile: (03) 9666 4118

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

share cancellation

form **284**

Corporations Act 2001

254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name: BHP STEEL LIMITED

ACN: 000 011 058

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits / ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☑ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 / ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
145,000	FULLY PAID ORD.	$453,850.00

Date of registration of cancellation 4 / 4 / 03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct

print name: DAVID CANTRICK-BROOKS capacity: SECRETARY

sign here: [signature] date 11 / 4 / 03

284 page 1/1 21 July 2001

ASIC registered agent number

lodging party or agent name DAVID CANTRICK-BROOKS
office, level, building name or PO Box no. LEVEL 11 (BHP STEEL CENTRE)
street number & name 120 COLLINS STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03) 9666 4075
facsimile (03) 9666 4118
DX number suburb/city

ASS. ☐ REQ-A ☐ CASH. ☐ REQ-P ☐ PROC. ☐

Australian Securities & Investments Commission

Notification of

share cancellation

form 284

Corporations Act 2001

254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name BHP STEEL LIMITED

ACN 000 011 058

Shares cancelled under which provision

(tick box applicable)

☐ S.254J Redeemable preference shares — ☐ redeemed out of profits — ☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E Capital reduction

☑ ss.257H(3) Shares a company has bought back

☐ S.258D Forfeited shares

☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738 — ☐ under section 1325A (court order)

other, give sect'n ref ☐ ________ (description) ________________

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,470,000	FULLY PAID ORD.	$4,522,684

Date of registration of cancellation 31/3/03 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

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The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name DAVID CANTRICK-BROOKS capacity SECRETARY

sign here [signature] date 3/04/03



Dolomatrix International Limited

ACN: 009 140 550

ASX ANNOUNCEMENT

Dolomatrix awarded contract to treat Coke Oven Gas residue.

Sydney, Thursday, 3rd July 2003.

The Directors of Dolomatrix are pleased to announce the awarding by BHP Steel (AIS) Pty Ltd of a 2-year contract for the treatment of Coke Oven Gas (COG) residue from their Port Kembla facility.

The contract requires Dolomatrix to collect, treat and dispose of the COG residue in accordance with the agreement and within the NSW EPA regulatory guidelines as governed by the Protection of The Environment Operations Act 1997.

Subsequent to the current contract, BHP Steel (AIS) Pty Ltd have requested Dolomatrix undertake treatment evaluations on 3 further waste streams generated at their facility totalling 10,000 tonnes per annum.

For further information please contact Jon Doumbos, Managing Director on 02 8920 9755

SEC File
No. 82-34676

Telephone +612 9272 2378
Facsimile +612 9278 5378
elaine.cheung@barclaysglobal.com

FACSIMILE

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

To:	Company Secretary BHP Steel Limited Fax: 02 9668 4111
Cc.	ASX Company Announcements Fax: 1900 999 279
Total pages:	3 incl.
Date:	4 July 2003
Subject:	Notice of ceasing to be a substantial holder

Barclays Global Investors Australia Limited
ABN 33 001 804 566

AFS Licence No. 225398

Level 1, 111 Harrington Street, Sydney NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220

SEC File
No. 82-34676

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To BHP Steel Limited
ACN/ARSN 000 011 058

1. Details of substantial holder

Name **Barclays Group ("Barclays")**

ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on **16/6/03**

The previous notice was given to the company on **10/3/03**

The previous notice was dated **10/3/03**

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
16/6/03	Barclays – *see Annexure A*	Sale on market	On market	39,589,209	4.99%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date 4/7/03

SEC File
No. 82-34676

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant Interest in BHP Steel Limited held by the Barclays Group ("Barclays").

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Ltd
Barclays Nikko Global Investors Ltd
Barclays Global Investors Australia Ltd
Barclays Capital Securities Ltd
Barclays Private Bank Ltd
Barclays Global Investors Japan Trust & Banking
Barclays Global Investors, N.A.
Barclays Private Bank and Trust Ltd
Barclays Global Fund Advisors
Barclays Life Assurance Co Ltd
Barclays Bank Trust Company Ltd

The JP Morgan Chase Bank Inc. and various other custodians (**Custodians**) hold shares in BHP Steel Limited (BSL) as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (**Funds**); or
- the investment manager of **Portfolios** held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in BSL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in COA.

Each Investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

4/7/03
Date

SEC File
No. 82-34676



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

Release Time: IMMEDIATE
Date: 27 June 2003

BHP STEEL LIMITED (*BSL*) CONFIRMS INTENTION TO CHANGE ITS NAME

BHP Steel Limited (ASX code: ***BSL***) today confirmed its intention to change the Company name during the 2003/04 year.

As disclosed in the Scheme Document issued ahead of its demerger from BHP Billiton almost twelve months ago, BHP Steel was licensed by BHP Billiton to use the "BHP" acronym in its Company name until 30 June 2004.

BHP Steel recently sought approval from BHP Billiton to continue using the "BHP" acronym in its Company name but this request was rejected.

As part of the transition to a new Company name, BHP Steel is developing strategies to preserve and carry forward the goodwill in its existing name.

BHP Steel intends to submit a resolution for the adoption of a new name for approval by shareholders at this year's Annual General Meeting in November. BHP Steel will keep the market informed as more details of this change become available.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

May Goh
Manager External Affairs
BHP Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bhpsteel.com

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme **BHP STEEL LIMITED**

ACN/ARSN **000 011 058**

1. Details of substantial holder (1)

Name **PERPETUAL TRUSTEES AUSTRALIA LIMITED**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _04_ /_06_ /_2003___

The previous notice was given to the company on _03_ /_04_ /_2003___

The previous notice was dated _02_ /_04_ /_2003___

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	Refer to Annexure 2				

3. Changes in association

The person who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	GLENDA CHARLES	Capacity	COMPANY SECRETARY

SEC File
No. 82-34676

Perpetual Investments Account Codes & Details

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISF1 Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFM A/C> GPO Box 5430 Sydney NSW 2000
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISF2 Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFA A/C> GPO Box 5430 Sydney NSW 2000
PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISFJ Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2000
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation. Account Code: HGFPTE RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	Cogent Nominees Pty Limited P.O. Box R209, Royal Exchange, Sydney NSW 1225
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: ARF RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
SMF	Permanent Trustee Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: SMF RBC Global Services Australia Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	Permanent Trustee Australia Ltd <SMF 0013> GPO Box 4270 Sydney NSW 2000
GSF	RBC Global Services Australia Nominees Pty Limited. ACF: Perpetual Australia Share Fund. Account Code: ASF / GSF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMBHP	JP Morgan Chase Nominees Ltd ACF: BHP Superannuation Fund. Account Code: PMBHP RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PMSCA. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PMCBUS RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 200	National Australia Custodian Services 5th Floor South, 271 Collins Street Melbourne VIC 3000
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PPSF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000

SEC File
No. 82-34676

SASFIT	JP Morgan Chase Nominees Ltd ACF: South Australia Superanuuation Fund Account Code: SASFIT RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7 Royal Exchange Sydney NSW 2000
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: ICIS. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
ICAS	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Investor Choice Australian Asset Group. Account Code: ICAS Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
ICSC	RBC Global Services Australia Nominees Pty Limited. ACF: Perpetual Investor Choice Smaller Asset Group Account Code: ICSC. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Accoutn Code: PMHOST RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCARE	National Nominees Limited. ACF: Care Super Fund Account Code: PMCARE RBC Global Services Australia Nominees Pty Limited. Level 19, 1 Castlereagh Street, Sydney NSW 2000	National Australia Custodian Services 5th Floor South, 271 Collins Street Melbourne VIC 3000
PMPSS	JP Morgan Chase Nominees Limited ACF: PSS Board & Total Risk Management Account Code : PMPSS RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMMLC2	Westpac Custodian Nominees ACF: MLC Statutory Fund No.2 Account Code: PMMLC2 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7M6 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLC3	Westpac Custodian Nominees ACF: MLC Statutory Fund No.3 Account Code: PMMLC3 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7K4 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLC4	Westpac Custodian Nominees ACF: MLC Statutory Fund No.4 Account Code: PMMLC4 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7MD Level 9, 50 Pitt Street Sydney NSW 2000
PMMLCI	Westpac Custodian Nominees ACF: MLC Masterkey Account Code: PMMLCI RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7MH Level 9, 50 Pitt Street Sydney NSW 2000

PMMLCL	Westpac Custodian Nominees ACF: MLC Lifetime Fund Account Code: PMMLCL RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7K9 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLCP	Westpac Custodian Nominees ACF: MLCI Pool - Perpetual Australian Share Trust Account Code: PMMLCP RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7L5 Level 9, 50 Pitt Street Sydney NSW 2000
PMCSS	JP Morgan Chase Nominees Limited ACF: CSS Board & Total Risk Management Account Code : PMCSS RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
ICPS	RBC Global Services Australia Nominees Pty Limited, ACF: Perpetual Investor Choice Property Securities Asset Group. Account Code: ICPS. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited. GPO Box 5430 Sydney NSW 2000
NFMGT	National Nominees Limited ACF: National Financial Management Account Code: NU/NUPPAE RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Syndey NSW 2000	National Australia Custodian Services 5th Floor South 271 Collins Street Melbourne VIC 3000
PMONE	National Nominees Limited ACF: OneSteel Suerannuation Fund Account Code: PMONE, RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services OneSteel Superannuation Fund OSPEAE / 6571-17 5th Floor South 271 Collins Street Melbourne VIC 3000
PCEF	RBC Global Services Australia Nominees Pty Limited, Account Code: PCEF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund. Account Code: QITE2 Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMFSAS	JP Morgan Chase Nominees Limtied ACF: Funds SA Small Co Portfolio Account Code: PMFSAS RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PMSTA. RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services 5th Floor South 271 Collins Street Melbourne VIC 3000
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PWSCF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000

SEC File
No. 82-34676

PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PWSCF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMREST	JP Morgan Chase Nominees Limited ACF: Retail Employers Superannuation Fund Account Code: PMREST. RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 200	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
AMCORP	National Nominees Ltd ACF: A.M Corporation Account. Account Code: AMCORP RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 200	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: TEL RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PMFR RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMCPSF	Citicorp Nominees Pty Ltd EPSS03: Commonwealth Property Fund 3 Account Code: PMCPSF. RBC Global Services Australia Pty Ltd, Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001
PMCGSF	Citicorp Nominees Pty Ltd EASS11: Commonwealth Aust Shares Fund 11 Account Code: PMCGSF RBC Global Services Australia Pty Ltd Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001
CBAISF	Citicorp Nominees Pty Ltd. EASS04: Commonwealth Aust Shares Fund 4. Account Code: CBAISF. RBC Global Services Australia Pty Ltd Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001
PMWSRF	RBC Global Services Australia Nominees Pty Limited ACF Perpetual's Wholesale Ethical SRI Fund Account Code: PMWSRF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PTGEN	Perpetual Trustee Services General A / C Account Code: PTGEN RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAL	Perpetual Trustees Australia Limited Account Code: PTAL RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000

PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTCO	Perpetual Trustee Co. Limited Account Code: PTCO RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PNOM	Perpetual Nominees Pty Limited Account Code: PNOM RBC Global Services Australia Nominbees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTAN RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PML RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTWA	Perpetual Trustee WA Limited Account Code: PTWA RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
DIRECTOR	Perpetual Trustees Australia Limited, Directors Personal Holdings	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

SEC File
No. 82-34676

CHANGES IN RELEVANT INTERESTS

Account	Security	Quantity	Value		Price	DateAsAt
AMCORP	BSL	4793	15194	$	3.17	03-Apr-03
AMCORP	BSL	5597	17742	$	3.17	03-Apr-03
AMCORP	BSL	12023	39374	$	3.27	07-Apr-03
AMCORP	BSL	13579	44047	$	3.24	10-Apr-03
AMCORP	BSL	6256	20841	$	3.33	11-Apr-03
AMCORP	BSL	-24806	-83100	$	3.35	14-Apr-03
AMCORP	BSL	-44551	-149870	$	3.36	15-Apr-03
AMCORP	BSL	-5367	-18087	$	3.37	17-Apr-03
AMCORP	BSL	-21466	-72340	$	3.37	17-Apr-03
AMCORP	BSL	-11249	-37644	$	3.35	02-May-03
AMCORP	BSL	-76285	-245638	$	3.22	09-May-03
AMCORP	BSL	437	1412	$	3.23	12-May-03
AMCORP	BSL	978	3208	$	3.28	15-May-03
AMCORP	BSL	16751	55153	$	3.29	15-May-03
AMCORP	BSL	800	2600	$	3.25	16-May-03
AMCORP	BSL	6000	19560	$	3.26	16-May-03
AMCORP	BSL	8199	26729	$	3.26	16-May-03
AMCORP	BSL	16900	54183	$	3.21	22-May-03
AMCORP	BSL	-5027	-16086	$	3.20	23-May-03
AMCORP	BSL	-17594	-56096	$	3.19	23-May-03
AMCORP	BSL	-27647	-87943	$	3.18	23-May-03
AMCORP	BSL	-15061	-48093	$	3.19	27-May-03
AMCORP	BSL	-76583	-244300	$	3.19	27-May-03
AMCORP	BSL	-15100	-50744	$	3.36	02-Jun-03
AMCORP	BSL	-22651	-76051	$	3.36	02-Jun-03
AMCORP	BSL	-6201	-20649	$	3.33	03-Jun-03
AMCORP	BSL	-24803	-83214	$	3.36	03-Jun-03
ARF	BSL	24086	78520	$	3.26	16-May-03
ARF	BSL	-44280	-141396	$	3.19	27-May-03
ARF	BSL	-225155	-718244	$	3.19	27-May-03
ARF	BSL	50518	161964	$	3.21	22-May-03
ARF	BSL	-14771	-47267	$	3.20	23-May-03
ARF	BSL	-51698	-164831	$	3.19	23-May-03
ARF	BSL	-81240	-258419	$	3.18	23-May-03
ARF	BSL	14131	44795	$	3.17	03-Apr-03
ARF	BSL	16499	52302	$	3.17	03-Apr-03
ARF	BSL	35368	115825	$	3.27	07-Apr-03
ARF	BSL	40270	130626	$	3.24	10-Apr-03
ARF	BSL	18341	61100	$	3.33	11-Apr-03
ARF	BSL	-72910	-244249	$	3.35	14-Apr-03
ARF	BSL	-131348	-441855	$	3.36	15-Apr-03
ARF	BSL	-15783	-53189	$	3.37	17-Apr-03
ARF	BSL	-63131	-212751	$	3.37	17-Apr-03
ARF	BSL	-32421	-108495	$	3.35	02-May-03
ARF	BSL	-224119	-721663	$	3.22	09-May-03
ARF	BSL	1259	4067	$	3.23	12-May-03
ARF	BSL	2697	8846	$	3.28	15-May-03
ARF	BSL	46179	152044	$	3.29	15-May-03
ARF	BSL	2351	7641	$	3.25	16-May-03

SEC File
No. 82-34676

ARF	BSL	17629	57471	$	3.26	16-May-03
ARF	BSL	-44199	-148531	$	3.36	02-Jun-03
ARF	BSL	-66298	-222596	$	3.36	02-Jun-03
ARF	BSL	-18126	-60360	$	3.33	03-Jun-03
ARF	BSL	-72502	-243244	$	3.36	03-Jun-03
GSF	BSL	76991	256481	$	3.33	11-Apr-03
GSF	BSL	-238688	-799605	$	3.35	14-Apr-03
GSF	BSL	7199	23253	$	3.23	12-May-03
GSF	BSL	9155	30028	$	3.28	15-May-03
GSF	BSL	156745	516083	$	3.29	15-May-03
GSF	BSL	7565	24586	$	3.25	16-May-03
GSF	BSL	56730	184940	$	3.26	16-May-03
GSF	BSL	77510	252683	$	3.26	16-May-03
GSF	BSL	-209994	-703480	$	3.35	15-Apr-03
GSF	BSL	-534938	-1799531	$	3.36	15-Apr-03
GSF	BSL	-25114	-84634	$	3.37	17-Apr-03
GSF	BSL	-100457	-338540	$	3.37	17-Apr-03
GSF	BSL	-38684	-129454	$	3.35	02-May-03
GSF	BSL	-721222	-2322335	$	3.22	09-May-03
GSF	BSL	73430	232773	$	3.17	03-Apr-03
GSF	BSL	86810	275188	$	3.17	03-Apr-03
GSF	BSL	77613	254172	$	3.27	07-Apr-03
GSF	BSL	140809	456749	$	3.24	10-Apr-03
GSF	BSL	158405	507857	$	3.21	22-May-03
GSF	BSL	-49222	-157510	$	3.20	23-May-03
GSF	BSL	-172282	-549295	$	3.19	23-May-03
GSF	BSL	-270729	-861171	$	3.18	23-May-03
GSF	BSL	-142159	-453945	$	3.19	27-May-03
GSF	BSL	-722842	-2305866	$	3.19	27-May-03
GSF	BSL	-127755	-429321	$	3.36	02-Jun-03
GSF	BSL	-191633	-643408	$	3.36	02-Jun-03
GSF	BSL	-36341	-121016	$	3.33	03-Jun-03
GSF	BSL	-145365	-487700	$	3.36	03-Jun-03
ICAS	BSL	-26376	-88887	$	3.37	17-Apr-03
ICAS	BSL	-14697	-49183	$	3.35	02-May-03
ICAS	BSL	6731	21337	$	3.17	03-Apr-03
ICAS	BSL	7859	24913	$	3.17	03-Apr-03
ICAS	BSL	10690	35008	$	3.27	07-Apr-03
ICAS	BSL	13120	42558	$	3.24	10-Apr-03
ICAS	BSL	6920	23053	$	3.33	11-Apr-03
ICAS	BSL	-28627	-95900	$	3.35	14-Apr-03
ICAS	BSL	-52483	-176553	$	3.36	15-Apr-03
ICAS	BSL	-6594	-22222	$	3.37	17-Apr-03
ICAS	BSL	-92097	-296552	$	3.22	09-May-03
ICAS	BSL	1160	3805	$	3.28	15-May-03
ICAS	BSL	19870	65422	$	3.29	15-May-03
ICAS	BSL	1098	3569	$	3.25	16-May-03
ICAS	BSL	8232	26836	$	3.26	16-May-03
ICAS	BSL	11248	36668	$	3.26	16-May-03
ICAS	BSL	22179	71107	$	3.21	22-May-03
ICAS	BSL	-5720	-18304	$	3.20	23-May-03
ICAS	BSL	-20022	-63837	$	3.19	23-May-03
ICAS	BSL	-31462	-100079	$	3.18	23-May-03

SEC File
No. 82-34676

ICAS	BSL	-17631	-56300	$	3.19	27-May-03
ICAS	BSL	-89647	-285974	$	3.19	27-May-03
ICAS	BSL	-15829	-53193	$	3.36	02-Jun-03
ICAS	BSL	-23743	-79717	$	3.36	02-Jun-03
ICAS	BSL	-8138	-27100	$	3.33	03-Jun-03
ICAS	BSL	-32552	-109212	$	3.36	03-Jun-03
NSWTC	BSL	-58222	-185200	$	3.18	23-May-03
NSWTC	BSL	-31695	-101209	$	3.19	27-May-03
NSWTC	BSL	-161162	-514107	$	3.19	27-May-03
NSWTC	BSL	-161060	-518613	$	3.22	09-May-03
NSWTC	BSL	9688	30711	$	3.17	03-Apr-03
NSWTC	BSL	955	3085	$	3.23	12-May-03
NSWTC	BSL	1954	6409	$	3.28	15-May-03
NSWTC	BSL	33451	110137	$	3.29	15-May-03
NSWTC	BSL	1688	5486	$	3.25	16-May-03
NSWTC	BSL	12661	41275	$	3.26	16-May-03
NSWTC	BSL	17299	56395	$	3.26	16-May-03
NSWTC	BSL	11312	35859	$	3.17	03-Apr-03
NSWTC	BSL	25800	84491	$	3.27	07-Apr-03
NSWTC	BSL	29075	94312	$	3.24	10-Apr-03
NSWTC	BSL	13146	43793	$	3.33	11-Apr-03
NSWTC	BSL	-52457	-175731	$	3.35	14-Apr-03
NSWTC	BSL	-93426	-314285	$	3.36	15-Apr-03
NSWTC	BSL	-11350	-38250	$	3.37	17-Apr-03
NSWTC	BSL	-45401	-153001	$	3.37	17-Apr-03
NSWTC	BSL	-24446	-81807	$	3.35	02-May-03
NSWTC	BSL	36255	116236	$	3.21	22-May-03
NSWTC	BSL	-10586	-33875	$	3.20	23-May-03
NSWTC	BSL	-37050	-118128	$	3.19	23-May-03
NSWTC	BSL	-32382	-108820	$	3.36	02-Jun-03
NSWTC	BSL	-48572	-163080	$	3.36	02-Jun-03
NSWTC	BSL	-13063	-43500	$	3.33	03-Jun-03
NSWTC	BSL	-52252	-175305	$	3.36	03-Jun-03
PCEF	BSL	26713	84680	$	3.17	03-Apr-03
PCEF	BSL	16765	54654	$	3.26	16-May-03
PCEF	BSL	22907	74677	$	3.26	16-May-03
PCEF	BSL	-286684	-923122	$	3.22	22-May-03
PCEF	BSL	74266	238102	$	3.21	22-May-03
PCEF	BSL	31427	99624	$	3.17	03-Apr-03
PCEF	BSL	76503	245575	$	3.21	08-Apr-03
PCEF	BSL	44016	142777	$	3.24	10-Apr-03
PCEF	BSL	31429	104700	$	3.33	11-Apr-03
PCEF	BSL	-10380	-34981	$	3.37	17-Apr-03
PCEF	BSL	-41520	-139922	$	3.37	17-Apr-03
PCEF	BSL	-14989	-50063	$	3.34	01-May-03
PCEF	BSL	707470	2278053	$	3.22	09-May-03
PCEF	BSL	277887	919806	$	3.31	14-May-03
PCEF	BSL	1754	5753	$	3.28	15-May-03
PCEF	BSL	30024	98854	$	3.29	15-May-03
PCEF	BSL	2235	7264	$	3.25	16-May-03
PCEF	BSL	677217	2160322	$	3.19	27-May-03
PCEF	BSL	10244	33498	$	3.27	19-May-03
PCEF	BSL	5277	16992	$	3.22	21-May-03

PCEF	BSL	-54771	-184058	$	3.36	02-Jun-03
PCEF	BSL	-82157	-275842	$	3.36	02-Jun-03
PIWGAF	BSL	-368	-1233	$	3.35	14-Apr-03
PIWGAF	BSL	-3430	-11539	$	3.36	15-Apr-03
PIWGAF	BSL	3400	11458	$	3.37	16-Apr-03
PIWGAF	BSL	-288	-971	$	3.37	17-Apr-03
PIWGAF	BSL	-1150	-3876	$	3.37	17-Apr-03
PIWGAF	BSL	4141	13755	$	3.32	02-May-03
PIWGAF	BSL	-437	-1462	$	3.35	02-May-03
PIWGAF	BSL	21	68	$	3.23	12-May-03
PIWGAF	BSL	174	571	$	3.28	15-May-03
PIWGAF	BSL	2979	9808	$	3.29	15-May-03
PIWGAF	BSL	-5675	-18274	$	3.22	09-May-03
PIWGAF	BSL	2154	6828	$	3.17	03-Apr-03
PIWGAF	BSL	2516	7976	$	3.17	03-Apr-03
PIWGAF	BSL	658	2152	$	3.27	09-Apr-03
PIWGAF	BSL	628	2047	$	3.26	09-Apr-03
PIWGAF	BSL	4076	13398	$	3.29	20-May-03
PIWGAF	BSL	1038	3328	$	3.21	22-May-03
PIWGAF	BSL	-208	-666	$	3.20	23-May-03
PIWGAF	BSL	-726	-2315	$	3.19	23-May-03
PIWGAF	BSL	-1142	-3633	$	3.18	23-May-03
PIWGAF	BSL	-734	-2344	$	3.19	27-May-03
PIWGAF	BSL	-3732	-11905	$	3.19	27-May-03
PIWGAF	BSL	-559	-1879	$	3.36	02-Jun-03
PIWGAF	BSL	-838	-2814	$	3.36	02-Jun-03
PIWGAF	BSL	-655	-2181	$	3.33	03-Jun-03
PIWGAF	BSL	-2621	-8793	$	3.36	03-Jun-03
PIWSPF	BSL	-217	-731	$	3.37	17-Apr-03
PIWSPF	BSL	1294	4149	$	3.21	22-May-03
PIWSPF	BSL	-253	-810	$	3.20	23-May-03
PIWSPF	BSL	-884	-2819	$	3.19	23-May-03
PIWSPF	BSL	-1389	-4418	$	3.18	23-May-03
PIWSPF	BSL	1500	4866	$	3.24	10-Apr-03
PIWSPF	BSL	484	1612	$	3.33	11-Apr-03
PIWSPF	BSL	-1343	-4499	$	3.35	14-Apr-03
PIWSPF	BSL	1192	3922	$	3.29	15-Apr-03
PIWSPF	BSL	-2494	-8390	$	3.36	15-Apr-03
PIWSPF	BSL	964	3152	$	3.27	09-Apr-03
PIWSPF	BSL	25	81	$	3.23	12-May-03
PIWSPF	BSL	138	453	$	3.28	15-May-03
PIWSPF	BSL	2356	7757	$	3.29	15-May-03
PIWSPF	BSL	41	133	$	3.25	16-May-03
PIWSPF	BSL	304	991	$	3.26	16-May-03
PIWSPF	BSL	415	1353	$	3.26	16-May-03
PIWSPF	BSL	-869	-2929	$	3.37	17-Apr-03
PIWSPF	BSL	-3880	-12494	$	3.22	09-May-03
PIWSPF	BSL	415	1316	$	3.17	03-Apr-03
PIWSPF	BSL	485	1537	$	3.17	03-Apr-03
PIWSPF	BSL	620	2030	$	3.27	07-Apr-03
PIWSPF	BSL	922	3006	$	3.26	09-Apr-03
PIWSPF	BSL	-858	-2740	$	3.19	27-May-03
PIWSPF	BSL	-4365	-13924	$	3.19	27-May-03

SEC File
82-34676

PIWSPF	BSL	-610	-2050	$	3.36	02-Jun-03
PIWSPF	BSL	-916	-3075	$	3.36	02-Jun-03
PIWSPF	BSL	-357	-1189	$	3.33	03-Jun-03
PIWSPF	BSL	-1430	-4798	$	3.36	03-Jun-03
PMCBUS	BSL	398391	1282819	$	3.22	09-May-03
PMCBUS	BSL	155192	513686	$	3.31	14-May-03
PMCBUS	BSL	1128	3700	$	3.28	15-May-03
PMCBUS	BSL	19321	63614	$	3.29	15-May-03
PMCBUS	BSL	1250	4063	$	3.25	16-May-03
PMCBUS	BSL	9374	30559	$	3.26	16-May-03
PMCBUS	BSL	12809	41757	$	3.26	16-May-03
PMCBUS	BSL	2863	9362	$	3.27	19-May-03
PMCBUS	BSL	8587	27650	$	3.22	21-May-03
PMCBUS	BSL	36725	117743	$	3.21	22-May-03
PMCBUS	BSL	398050	1269780	$	3.19	27-May-03
PMCBUS	BSL	8826	27978	$	3.17	03-Apr-03
PMCBUS	BSL	10384	32917	$	3.17	03-Apr-03
PMCBUS	BSL	41373	132807	$	3.21	08-Apr-03
PMCBUS	BSL	24983	81039	$	3.24	10-Apr-03
PMCBUS	BSL	21722	72363	$	3.33	11-Apr-03
PMCBUS	BSL	-7804	-26299	$	3.37	17-Apr-03
PMCBUS	BSL	-31216	-105198	$	3.37	17-Apr-03
PMCBUS	BSL	-261	-872	$	3.34	01-May-03
PMCBUS	BSL	-31652	-106367	$	3.36	02-Jun-03
PMCBUS	BSL	-47478	-159407	$	3.36	02-Jun-03
PMCGSF	BSL	8998	29467	$	3.27	07-Apr-03
PMCGSF	BSL	13311	43178	$	3.24	10-Apr-03
PMCGSF	BSL	6093	20298	$	3.33	11-Apr-03
PMCGSF	BSL	-24110	-80769	$	3.35	14-Apr-03
PMCGSF	BSL	-43322	-145735	$	3.36	15-Apr-03
PMCGSF	BSL	-5222	-17598	$	3.37	17-Apr-03
PMCGSF	BSL	-20888	-70393	$	3.37	17-Apr-03
PMCGSF	BSL	-12227	-40917	$	3.35	02-May-03
PMCGSF	BSL	-72680	-234030	$	3.22	09-May-03
PMCGSF	BSL	382	1234	$	3.23	12-May-03
PMCGSF	BSL	578	1896	$	3.28	15-May-03
PMCGSF	BSL	9902	32602	$	3.29	15-May-03
PMCGSF	BSL	774	2516	$	3.25	16-May-03
PMCGSF	BSL	5809	18937	$	3.26	16-May-03
PMCGSF	BSL	7936	25871	$	3.26	16-May-03
PMCGSF	BSL	18241	58482	$	3.21	22-May-03
PMCGSF	BSL	-4871	-15587	$	3.20	23-May-03
PMCGSF	BSL	-17048	-54355	$	3.19	23-May-03
PMCGSF	BSL	-26790	-85217	$	3.18	23-May-03
PMCGSF	BSL	-14593	-46599	$	3.19	27-May-03
PMCGSF	BSL	-74199	-236695	$	3.19	27-May-03
PMCGSF	BSL	-14570	-48962	$	3.36	02-Jun-03
PMCGSF	BSL	-21856	-73382	$	3.36	02-Jun-03
PMCGSF	BSL	-6022	-20053	$	3.33	03-Jun-03
PMCGSF	BSL	-24088	-80815	$	3.36	03-Jun-03
PMHOST	BSL	13026	41813	$	3.21	08-Apr-03
PMHOST	BSL	7881	25564	$	3.24	10-Apr-03
PMHOST	BSL	6849	22816	$	3.33	11-Apr-03

PMHOST	BSL	-1816	-6120	$	3.37	17-Apr-03
PMHOST	BSL	-7264	-24480	$	3.37	17-Apr-03
PMHOST	BSL	-3439	-11486	$	3.34	01-May-03
PMHOST	BSL	48940	161991	$	3.31	14-May-03
PMHOST	BSL	356	1168	$	3.28	15-May-03
PMHOST	BSL	6090	20051	$	3.29	15-May-03
PMHOST	BSL	394	1281	$	3.25	16-May-03
PMHOST	BSL	2957	9640	$	3.26	16-May-03
PMHOST	BSL	4040	13170	$	3.26	16-May-03
PMHOST	BSL	2775	8797	$	3.17	03-Apr-03
PMHOST	BSL	3265	10350	$	3.17	03-Apr-03
PMHOST	BSL	125600	404432	$	3.22	09-May-03
PMHOST	BSL	30000	99084	$	3.30	19-May-03
PMHOST	BSL	767	2508	$	3.27	19-May-03
PMHOST	BSL	2892	9312	$	3.22	21-May-03
PMHOST	BSL	12157	38976	$	3.21	22-May-03
PMHOST	BSL	132230	421814	$	3.19	27-May-03
PMHOST	BSL	-10469	-35181	$	3.36	02-Jun-03
PMHOST	BSL	-15703	-52723	$	3.36	02-Jun-03
	BSL	1868	5922	$	3.17	03-Apr-03
	BSL	2182	6917	$	3.17	03-Apr-03
	BSL	6309	20661	$	3.27	07-Apr-03
	BSL	6581	21347	$	3.24	10-Apr-03
	BSL	-10183	-34113	$	3.35	14-Apr-03
	BSL	-10464	-35201	$	3.36	15-Apr-03
	BSL	-583998	-1927193	$	3.30	28-Apr-03
PMSTA	BSL	10476	33209	$	3.17	03-Apr-03
PMSTA	BSL	12324	39067	$	3.17	03-Apr-03
PMSTA	BSL	19098	61305	$	3.21	08-Apr-03
PMSTA	BSL	39120	126896	$	3.24	10-Apr-03
PMSTA	BSL	-932	-3113	$	3.34	01-May-03
PMSTA	BSL	102981	340867	$	3.31	14-May-03
PMSTA	BSL	1435	4707	$	3.28	15-May-03
PMSTA	BSL	24564	80877	$	3.29	15-May-03
PMSTA	BSL	320	1040	$	3.25	16-May-03
PMSTA	BSL	2404	7837	$	3.26	16-May-03
PMSTA	BSL	3284	10706	$	3.26	16-May-03
PMSTA	BSL	11126	36382	$	3.27	19-May-03
PMSTA	BSL	3244	10446	$	3.22	21-May-03
PMSTA	BSL	20852	66853	$	3.21	22-May-03
PMSTA	BSL	268539	864696	$	3.22	09-May-03
PMSTA	BSL	292503	933085	$	3.19	27-May-03
PMSTA	BSL	-23108	-77654	$	3.36	02-Jun-03
PMSTA	BSL	-34662	-116378	$	3.36	02-Jun-03
QITE2	BSL	-102939	-339191	$	3.30	04-Jun-03
SMF	BSL	1555	4929	$	3.17	03-Apr-03
SMF	BSL	1815	5754	$	3.17	03-Apr-03
SMF	BSL	6532	21391	$	3.27	07-Apr-03
SMF	BSL	7353	23851	$	3.24	10-Apr-03
SMF	BSL	3406	11346	$	3.33	11-Apr-03
SMF	BSL	-13388	-44850	$	3.35	14-Apr-03
SMF	BSL	-24077	-80995	$	3.36	15-Apr-03
SMF	BSL	-2907	-9797	$	3.37	17-Apr-03

SEC File
No. 82-34676

SMF	BSL	-11630	-39193	$	3.37	17-Apr-03
SMF	BSL	-6049	-20243	$	3.35	02-May-03
SMF	BSL	-41175	-132584	$	3.22	09-May-03
SMF	BSL	-11100	-35853	$	3.23	12-May-03
SMF	BSL	-14000	-46340	$	3.31	14-May-03
SMF	BSL	629	2063	$	3.28	15-May-03
SMF	BSL	10775	35477	$	3.29	15-May-03
SMF	BSL	418	1359	$	3.25	16-May-03
SMF	BSL	3137	10227	$	3.26	16-May-03
SMF	BSL	4287	13976	$	3.26	16-May-03
SMF	BSL	8922	28605	$	3.21	22-May-03
SMF	BSL	-2635	-8432	$	3.20	23-May-03
SMF	BSL	-9223	-29406	$	3.19	23-May-03
SMF	BSL	-14494	-46104	$	3.18	23-May-03
SMF	BSL	-7899	-25223	$	3.19	27-May-03
SMF	BSL	-40164	-128123	$	3.19	27-May-03
SMF	BSL	-9056	-30433	$	3.36	02-Jun-03
SMF	BSL	-13584	-45608	$	3.36	02-Jun-03
SMF	BSL	-2806	-9344	$	3.33	03-Jun-03
SMF	BSL	-11223	-37653	$	3.36	03-Jun-03
TEL	BSL	-101807	-327819	$	3.22	09-May-03
TEL	BSL	6445	20431	$	3.17	03-Apr-03
TEL	BSL	7525	23854	$	3.17	03-Apr-03
TEL	BSL	16047	52552	$	3.27	07-Apr-03
TEL	BSL	18402	59691	$	3.24	10-Apr-03
TEL	BSL	8363	27860	$	3.33	11-Apr-03
TEL	BSL	-33120	-110952	$	3.35	14-Apr-03
TEL	BSL	-59467	-200047	$	3.36	15-Apr-03
TEL	BSL	-7158	-24122	$	3.37	17-Apr-03
TEL	BSL	-28632	-96490	$	3.37	17-Apr-03
TEL	BSL	-14790	-49494	$	3.35	02-May-03
TEL	BSL	822	2655	$	3.23	12-May-03
TEL	BSL	1226	4021	$	3.28	15-May-03
TEL	BSL	20993	69119	$	3.29	15-May-03
TEL	BSL	1066	3465	$	3.25	16-May-03
TEL	BSL	7998	26073	$	3.26	16-May-03
TEL	BSL	10929	35629	$	3.26	16-May-03
TEL	BSL	22248	71329	$	3.21	22-May-03
TEL	BSL	-6707	-21462	$	3.20	23-May-03
TEL	BSL	-23473	-74840	$	3.19	23-May-03
TEL	BSL	-36885	-117329	$	3.18	23-May-03
TEL	BSL	-20090	-64152	$	3.19	27-May-03
TEL	BSL	-102151	-325862	$	3.19	27-May-03
TEL	BSL	-19940	-67008	$	3.36	02-Jun-03
TEL	BSL	-29909	-100419	$	3.36	02-Jun-03
TEL	BSL	-8291	-27609	$	3.33	03-Jun-03
TEL	BSL	-33164	-111265	$	3.36	03-Jun-03

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BHP Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Yam Pin
Date of appointment	26 May 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.



BHP Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000
Telephone +61 3 9666 4022
Facsimile +61 3 9666 4111
www.bhpsteel.com

News Release

Release Time: **IMMEDIATE**
Date: **27 May 2003**

BHP STEEL OUTLINES GROWTH INITIATIVES

In an address today to the UBS Warburg Industrials Conference in Sydney, BHP Steel Managing Director and CEO Kirby Adams outlined the status of a range of growth initiatives underway within the Company.

Mr Adams said, "BHP Steel is investigating the establishment of a new, state-of-the-art COLORBOND® steel facility in Western Sydney to meet continuing demand for the Company's premium COLORBOND® steel products in the nation's largest housing growth corridor.

"We envisage establishing a major new complex to deliver COLORBOND® steel solutions to our Western Sydney customers within the next 2-3 years. We will take feedstock in the form of metallic coated coil from BHP Steel's Port Kembla operations and convert it to the Company's value-added COLORBOND® steel," he said.

"BHP Steel's building industry customers are increasingly located in Western Sydney. A new paintline in that geography will allow us to bring colour and inspired steel solutions to surrounding communities from a location in the heart of customer and demand growth."

Mr Adams said a project of this sort would typically cost upwards of A$100 million. He said planning for the facility was advanced and a short list of suitable sites has been completed.

Development of a Western Sydney paintline would depend upon planning and regulatory consents. BHP Steel would expect the new complex to be operating within two years of obtaining all necessary approvals.

Also today, BHP Steel announced a NZ$15 million capital expenditure to expand capacity at the New Zealand Steel metal coating line by 26,000 tonnes per annum. The expansion, which is expected to be completed by early 2004, will enable the Company to meet strong demand for its ZINCALUME® steel and other coated steel products in New Zealand, the Pacific Islands and Australia.

In Australia, upgrades are currently underway at the Springhill Works (adjacent to Port Kembla Steelworks) and at Western Port which will result in BHP Steel's ZINCALUME® steel production capacity increasing by 150,000 tonnes per annum and COLORBOND® steel capacity increasing by 115,000 tonnes per annum over the next two to three years at minimal capital cost.

Mr Adams also detailed an array of previously-announced growth initiatives BHP Steel has undertaken since its public listing in July 2002.

An extract of the comments made by Mr Adams in today's address, referring to BHP Steel growth initiatives, is attached.

Contacts:
May Goh
Media Relations
BHP Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com

EXTRACT FROM BHP STEEL MD & CEO, KIRBY ADAMS', ADDRESS TO THE UBS WARBURG INDUSTRIALS CONFERENCE

TUESDAY, 27 MAY 2003

'CREATING VALUE IN THE AUSTRALIAN STEEL INDUSTRY'

GROWTH INITIATIVES

In March this year, we opened two new rollforming plants in China, to take advantage of that country's booming building and construction sector. One near Beijing, and the other in the western city of Chengdu.

In Thailand, Malaysia and Indonesia, we have commissioned new SmartTruss® machines to help consolidate our success in the pre-engineered building market.

In Indonesia, we increased our ownership of our coating and paintline investment to 100% and initiated plans to more than double our paintline capacity to 50,000 tpa.

In Thailand, we increased the average production capacity of our paint line from 75,000 tpa to 90,000 tpa at minimal capital cost.

We are actively exploring opportunities in Vietnam, where we have announced that we are considering an investment to build a metal coating and painting plant with a production capacity of some 125,000 tonnes.

In Australia, upgrades are currently underway at the Springhill Works and at Western Port which will result in BHP Steel's ZINCALUME® steel production capacity increasing by 150,000 tpa and COLORBOND® steel capacity increasing by 115,000 tpa over the next 2-3 years – again, at a fraction of the capital cost of proposed new entrants.

And BHP Steel Lysaght has also commissioned new rollforming plants near Melbourne, and Perth

Throughout Australia, New Zealand and Asia, we are undertaking major new growth initiatives – both through the expansion of existing painting, coating and rollforming capacity, and through possible greenfields expansion.

Earlier this month, we revealed the new COLORBOND® steel colour range, introducing new fashion colours that will ensure COLORBOND® steel is an integral part of the homes of the future.

New painting technology will also ensure these colours stay looking newer for longer.

For the first time, all twenty colours have been given trademarked names – protecting our investment in the brand by ensuring they cannot be legally copied or substituted.

The continuing success of BHP Steel's market-leading product brands is allowing us to initiate a range of additional growth initiatives.

This morning in New Zealand we have announced an expansion of our metal coating line at New Zealand Steel.

This NZ$15 million investment – which is expected to be commissioned in early 2004 - will expand the line's capacity by 24,000 tonnes per annum, to a total of capacity of 234,000 tonnes.

This will enable New Zealand Steel to meet continuing strong demand for ZINCALUME® steel and our other coated steel products in New Zealand, the Pacific Islands and Australia.

What about expansion in the Australian market?

A further new initiative which we are actively pursuing is a project to establish a new, state-of-the-art COLORBOND® steel paintline facility in Western Sydney. This new plant will meet continuing demand for COLORBOND® steel product in the nation's largest housing growth corridor.

A facility of this sort is still some way off. We have not yet finalised our site selection, and a decision to proceed is still subject to our consultations with interested parties from Government and the community.

Planning for the new COLORBOND® steel facility is advanced and a shortlist of suitable sites has been completed. A project of this sort would typically cost upwards of A$100 million.

We expect the plant to be operating within two years of obtaining all necessary approvals.

We will be working to secure our site and the associated infrastructure, liase with local communities and firm up the business case. We would expect the plant to be commissioned some time within the next 2-3 years.

The plant we envisage will be a state-of-the-art manufacturing facility, taking feedstock in the form of metallic coated coil from our operations at Port Kembla and converting it to the company's value-added COLORBOND® steel.

Our NSW building industry customers are increasingly located in Western Sydney and the new COLORBOND® steel paintline will allow us to bring colour and inspired steel solutions to surrounding communities from a location in the heart of customer and demand growth. This will assist in delivering further improvements in service levels to our customers.

The establishment of an in-market COLORBOND® steel painting facility of this type is a model BHP Steel has successfully undertaken in Queensland.

Locating close to areas of market demand enables the production of short-run items on shorter lead times, tailored to customer requirements.

The in-line painting technology we have developed over the past decade has really enabled these kinds of in-market facilities.

We will be adopting a similar strategy in other Australian markets where we are seeing growing demand for our trusted COLOROND® steel and ZINCALUME® steel products.

(ENDS)



SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

News Release

Release Time: IMMEDIATE
Date: 27 May 2003

BHP STEEL ANNOUNCES PLANS TO UPGRADE NEW ZEALAND METAL COATING PLANT

BHP Steel Limited today announced capital expenditure of A$14 million (NZ$15 million) to upgrade the metal coating plant at its wholly-owned New Zealand steelworks located at Glenbrook, near Auckland.

President New Zealand Steel, Mr Bill Jacob, said, "BHP Steel has approved A$14 million capital expenditure over the next year to upgrade the New Zealand metal coating plant which will enable New Zealand Steel to produce an additional 24,000 tonnes of our premium metallic coated steel products a year. This represents a 10 per cent increase in our current capacity bringing it to a total of 234,000 tonnes and will enhance New Zealand Steel's flexibility to meet swings in market demand."

New Zealand Steel produces over 620,000 tonnes of raw steel each year. A significant percentage of this is further processed at Glenbrook into metallic coated steel.

Mr Jacob explained, "Demand in the New Zealand domestic market and our core export markets is nearing current capacity and we see this upgrade as an important commitment to our customers which consolidates New Zealand Steel's ability to service their future needs."

The expansion plans involve modifications to the existing New Zealand Steel metal coating plant to allow a range of products to run at higher line speeds, and consequently at higher throughput. The plant upgrade modifications include additional annealing capacity with commissioning planned for early 2004.

BHP Steel Limited is the leading steel company in Australia and New Zealand, supplying around 80 percent of all flat steel products sold in these markets. It is well-known for its value-added building product brands including ZINCALUME® metallic coated steel, GALVABOND® and GALVASPAN® steel — all market leading brands in Australia and New Zealand.

The Company's painted steel products are branded as COLORSTEEL® in the New Zealand market, and complement BHP Steel's COLORBOND® steel range, which is one of Australia's leading industrial products brands.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

May Goh
Manager External Affairs
BHP Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com


SEC File
No. 82-34676


BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

News Release

Release Time: IMMEDIATE
Date: 26 May 2003

BHP STEEL APPOINTS ASIA-BASED DIRECTOR

BHP Steel Limited Chairman, Mr Graham Kraehe, today announced the appointment of prominent Asia Pacific regional business leader, Mr Tan Yam Pin, as a non-executive director.

Mr Tan will join Mr Kraehe, Mr Ron McNeilly, Mr Kirby Adams (CEO), Mr John Crabb, Ms Diane Grady, Mr Kevin McCann and Mr Paul Rizzo as the eighth member of the BHP Steel Board.

Mr Tan is based in Singapore and recently retired as Managing Director of one of South East Asia's leading public companies, Fraser and Neave Group (F&N) – a business with revenue of more than A$3 billion per annum. A chartered accountant by profession, he has an Economics Degree (Hons) from the University of Singapore and an MBA from the University of British Columbia, Canada.

From 1981 to 1992, as CEO of Asia Pacific Breweries Limited, a subsidiary of F&N, Mr Tan was responsible for its growth to a 14 brewery group with new plants established in Vietnam, Thailand, Cambodia, China and New Zealand.

In 1993, he was appointed the Managing Director of the F&N Group. During his nine years in this role, he successfully established manufacturing plants in Pakistan, Sri Lanka, Nepal and Vietnam through a joint venture with The Coca-Cola Company. Mr Tan was also responsible for the development of new glass container plants in Vietnam and China and the expansion of F&N's property division in Australia, United Kingdom, Vietnam, China and Korea.

Mr Tan has been a Member of the Public Service Commission of Singapore since 1990. He is also a member of the Supervisory Board of the East Asiatic Company Limited A/S, Denmark.

Mr Kraehe said he was looking forward to working with Mr Tan to further strengthen the Company's businesses in Asia.

He said, "BHP Steel is delighted to have a business leader with Mr Tan's experience and reputation join the Board. His skills complement those of existing Directors and his experience will contribute to our strategy of growing BHP Steel's existing Asian operations and footprint. His extensive knowledge of Asian markets will make a valuable contribution to BHP Steel's future growth in the region."

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

Graham Kraehe
Chairman
BHP Steel Limited
Tel: +61 3 9666 4071
E-mail: Graham.Kraehe@bhpsteel.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com

May Goh
Manager External Affairs
BHP Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

SEC File
No. 82-34676

'TRUSTED STEEL INSPIRED SOLUTIONS'
EXTRACT FROM SPEECH TO THE SECURITIES INSTITUTE OF AUSTRALIA BY KIRBY ADAMS, MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER, BHP STEEL LIMITED
MELBOURNE, TUESDAY, 13 MAY 2003

Group overview: BHP Steel Limited

Some of you might be wondering exactly what BHP Steel does and how we differ from the other listed Australian steel companies?

BHP Steel is Australia's largest steel company. We produce around 80 per cent of the flat steel products sold in Australia and New Zealand each year.

Our customers are primarily in the building and construction, white goods, packaging, automotive and general manufacturing industries.

We compete everyday with the world's biggest and best steel producers.

BHP Steel supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East, and the Pacific.

Our annual raw steel production is over 6.3 million tonnes, from our plants at Port Kembla in New South Wales, Glenbrook in New Zealand, and our joint venture North Star BHP Steel plant in the United States.

What do I mean by flat steel products?

BHP Steel's crude steel product is steel slab. Some of our steel slab is sold to external customers - generally long-standing customers in Asia and the US. These include, for example, the Dongkuk Iron & Steel Company in Korea, who convert our slab into plate for the giant Korean shipbuilding industry.

The majority of our steel slab is further processed through our operations into hot and cold rolled steel coil or steel plate, or sold to our Coated Products business where it is converted into coated and painted steel products, such as ZINCALUME® zinc/aluminium alloy-coated steel and COLORBOND® pre-painted steel.

Coated and painted steels are supplied directly to industries such as the automotive, automotive component and white goods industries.

ZINCALUME® steel and COLORBOND® steel are sold to external customers, such as distributors and rollformers, and also to BHP Steel's wholly owned building products business - BHP Steel Lysaght.

BHP Steel Lysaght operates a network of 40 roll-forming plants across Australia and the Asia Pacific region. We have at least one roll-forming plant in each of the mainland states of Australia.

Roll-formers take BHP Steel's ZINCALUME® and COLORBOND® steels and cut and shape them for applications such as residential roofing, fencing, and industrial roofing and walling.

Next month we will officially open the rollforming plant at Lyndhurst, near Melbourne, which I mentioned a moment ago. This is a state-of-the-art building products facility, employing about 115 people and producing our full range of steel building products.

The design and layout of the plant on a greenfields site, and the quality of the people we have recruited, will enable us to further advance the level of service we provide to the building industry.

OneSteel and Smorgon Steel - the other listed Australian steel companies are long products producers. They produce steel products such as rod and bar, structural beams, wire rope and rails. In fact, OneSteel and Smorgon Steel are important customers for BHP Steel as pipe-makers and as distributors.

So, BHP Steel is one of Australia's largest listed manufacturing companies, with strong sales in our domestic markets, but also a major exporter (with exports of over $1.5 billion per annum).

We are customer-focused and market-driven – we are now looking at our business from the market, not the mine.

And we are a steel solutions provider – summed-up in our strapline: 'Trusted Steel Inspired Solutions'.

Sales and markets

BHP Steel generated sales revenue in the six months to December 2002 of A$2.59 billion.

About 44 per cent of the Group's sales by tonnage were to the Australian domestic market - our largest single market - during this period.

Sales in the US, New Zealand and Asian markets make up 26 per cent, 4 per cent and 20 per cent respectively in total.

Our exports are concentrated on a number of long-established customers, mainly in Asia and the United States.

In the US we export to steel re-rollers on the West Coast – largely hot rolled coil exports which form essential feedstock for these customers, who don't have their own primary steelmaking capability.

Downstream products: a key strength

Turning to our product mix, about 56 per cent of our sales by revenue were generated from our downstream, value-added steel products - namely our coated products, such as ZINCALUME® steel; our tinplate product; our painted products, such as COLORBOND® steel; and our roll formed products, such as the LYSAGHT® range of steel building and fencing products.

The mixture of multi-domestic and export markets, and the predominance of high value-added steel products in our sales mix, makes us very different kind of steel company.

BHP Steel's downstream steel products are one of our key strengths.

In addition, BHP Steel is one of the ten lowest cost Hot Rolled Coil producers in the world with global scale.

And we are working hard to maintain this position by continuing productivity improvements across our business and through a continuous focus on costs.

Overall, our net conversion and related costs were reduced by $25 million in the six months to December 2002, compared to the same period in 2001.

The strength of our brands

Added to our downstream strength is the fact that many of our steel products brands are highly regarded.

COLORBOND® steel has a truly unique place in the Australian landscape - it is used in everything from the iconic Aussie shearing shed, to inner-city apartments and state-of-the-art sporting facilities.

COLORBOND® steel has strong awareness and acceptance in the building industry and growing consumer demand, particularly in the major capital cities. It is a proven performer in Australian conditions and is backed up by the warranty and service of BHP Steel.

And our LYSAGHT® building products have a long-established reputation, stretching back to the founding of the John Lysaght (Australia) Company in 1918.

In other domestic markets, such as Asian markets and New Zealand, we have developed local brands, many with performance characteristics particularly suited to local conditions.

For example, Clean COLORBOND® steel has been developed for our Asian markets and is especially resistant to staining and discolouration in tropical conditions.

And in Malaysia, BHP Steel markets PrimaDesa™ and in Indonesia ANCOR™ steel.

Marketing footprint

Our downstream, value-added products are also the basis for our success in Asia - one of the most important sources of growth for BHP Steel.

Asia is a core growth region for BHP Steel. The financial performance of our Asian businesses has improved year-on-year for the last four financial years.

And in the six months to December 2002, our Asian businesses contributed $47 million in EBIT, up from $36 million in the same period in 2001.

BHP Steel has a unique marketing footprint in Asia.

Our growth in this region will come from both innovative products and solutions and from growth in the use of steel in construction.

In Asia, BHP Steel's sales are concentrated at the premium end of the building and construction industry, and in niche specialties such as pre-engineered buildings.

* * * *

SEC File
No. 82-34676


BHPSTEEL

Trusted Steel Inspired Solutions

Address to the Securities Institute of Australia

Kirby Adams, MD and CEO
BHP Steel Limited

May 2003


BHPSTEEL

Strategy – Organic Growth Underway

Focus on organic growth implemented and approved


Thailand
Cold Rolling
Metal Coating +25kt
Painting +15kt
Malaysia
Metal Coating
Painting +30kt
Asia / Pacific
21 Roll Forming Sites
Australia
7 Service Centres
17 Roll Forming Sites
Indonesia
Metal Coating
Painting
Western Port
Hot Rolling
Cold Rolling
MC (3 lines) +20kt /
Painting (2 lines)
Brisbane
Painting +15kt
North Star BHP Steel JV
Hot Rolling +120kt
Castrip JV
Port Kembla / Springhill
Raw Steel +100kt
Hot Rolling
Plate
Cold Rolling
Tinplate/Blackplate
MC (3 lines) +60kt /
PL (2 lines) +5kt /
New Zealand
Ironsand Mining
Raw Steel
Hot Rolling
Cold Rolling
Metal Coating
Painting

BHPSTEEL

New Trademarked Colours For COLORBOND® steel



Business Results – 6 Months to 31 December 2002 vs. 2001

Our business is now larger and stronger

Despatches (external)	+18%	to	3,348mt
Revenue	+13%	to	$2,590m
EBITDA	+110%	to	$464m
EBIT	+250%	to	$332m
EBIT Margin	From 4%	to	13%
Net Cash Flow	+82%	to	$343m
EPS	-	-	30.6¢
Dividend	0/40% Franking	to	100% FF
ROIC	-	-	15.7%
Debt reduced	52%	to	$352m
Gearing	From 18.2%	to	6.5%

Best-Ever Safety performance


Lost Time Injury Frequency Rate (LTIFR)
Strong Operating Track Record
Average LTIFR in NSW manufacturing sector (2001)
LTI per Million Hours Worked
40
35
30
25
20
15
10
5
0
33
35
29
16
14
8
4.8
3.7
4
3.4
2.7
1.6
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003-9M

Includes contractors from 1996

BHPSTEEL

Geographic and Product Diversity – First Half 2002/03



Geographic and Product Diversity

External despatches in all segments

Geographic Breakdown of Domestic/Export Sales (Tonnes)


USA (NS BHPS)
13%
Australia
44%
NZ
4%
Asia
3%
Total Export
36%
Americas
13%
Europe/Africa/Other
6%
Asia
17%

Global Sales by Revenue[1]


Slab
9%
Hot Rolled
Coil
26%
CRC & Plate
9%
Coated, Tin,
Painted & Roll
Formed
56%

(1) Includes North Star BHP Steel

Costs Down and Productivity Up

- BHP Steel is one of the 10 lowest cost Hot Rolled Coil producers in the world with global scale. Improvements continue to retain this position.
- Productivity improvements across our business

Low Cost Producer

Productivity Growth


$A/tonne
BHP Steel Port Kembla
1997 - 2001 range
Conventional Production
Compact Strip Production
USA Integrateds
USA Compact Strip Production
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1999
2000
2001
2002
2003-1H(A)(*)
Employees (Port Kembla Steelworks)
Productivity (Tonnes per person per year)

Source: D. Barnett and BHP Steel

Value Added Branded Products



Colorbond®

- Range of prepainted products used in building and construction
- Registered BHP Steel trade mark in over 50 countries



Zincalume®
ONLY BY BHP COATED STEEL

- Range of zinc/aluminium-alloy coated steel products
- Largest Zincalume® producer in the world



LYSAGHT

- Global leader in roll forming of steel
- Unrivalled footprint throughout Australasia, Asia and the Pacific

Strategy - Asia – Core Growth Region

- Growing revenue and profits continue
- Unique Asian footprint with multiple growth opportunities
  - Innovative - new products and solutions
  - Capacity growth

Growth Opportunities in Asia



Asian Financial Performance (EBIT)


A$ Millions
70
50
30
10
-10
99
2000
2001
2002
2002-1H
2003-1H
36
47


IN CHINA, THE FIRST THING YOU'LL SEE
IS MADE IN AUSTRALIA.

Unique Production and Marketing Footprint



Thailand
Cold Rolling 300kt
Metal Coating 175kt
Painting 90kt
Malaysia
Metal Coating 150kt
Painting 90kt
Asia / Pacific
23 Roll Forming Sites
Australia
7 Service Centres
17 Roll Forming Sites
Indonesia
Metal Coating 100kt
Painting 30kt
Western Port
Hot Rolling 1.43mt
Cold Rolling 1mt
Metal Coating (3 lines) 830kt
Painting (2 lines) 330kt
Brisbane
Painting 85kt
North Star BHP Steel JV
Hot Rolling 1.62mt
Castrip JV
Port Kembla / Springhill
Raw Steel 5.1mt
Hot Rolling 2.4mt
Plate 310kt
Cold Rolling 930kt
Tinplate/Blackplate 450kt
Metal Coating (3 lines) 750kt
Painting (2 lines) 180kt
New Zealand
Ironsand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling 360kt
Metal Coating 210kt
Painting 60kt

China has enormous potential to further grow steel consumption


Steel Consumption and GDP/Capita
Usage kg/capita
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
Taiwan
Korea
Japan
China
0
10000
20000
30000
40000
GDP/capital (constant 1995$US)

Source: IISI, World Bank, uses crude steel basis


BHPSTEEL

Share Price Performance Since Listing


130
120
110
100
90
80
70
Base = 100
15-Jul
11-Aug
7-Sep
4-Oct
31-Oct
27-Nov
24-Dec
20-Jan
16-Feb
15-Mar
11-Apr
8-May
BSL
ASX 100

BHP Steel Investment Fundamentals

Market capitalisation @ 9/5/03 Source: ABN Amro	#46 / ASX 100
First Half Profitability Source: BRW magazine	#16 / Australasian Top 500
Gearing @ 31/12/02	6.5 %
Yield	Above 6% (Fully Franked)

BHPSteel

BHP Steel ... You have made the right choice


Colorbond

SEC File
No. 82-34676


BHPSTEEL

Trusted Steel Inspired Solutions

Address to the Securities Institute of Australia

Kirby Adams, MD and CEO
BHP Steel Limited

May 2003


BHPSTEEL

SEC File
No. 82-34676

Facsimile

To	Company Announcements Office	Facsimile Number	1900 999 279
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	5 May 2003
Subject	Vietnam Opportunity	Total pages including header	2

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com


BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

ASX Release

For immediate release to the market
Date: 5 May 2003

BHP STEEL INVESTIGATING OPPORTUNITY IN VIETNAM

BHP Steel is investigating an opportunity in Vietnam to establish a metal coating and painting facility with an annual production capacity of approximately 125,000 tonnes.

A formal application for investment approval has been submitted to the Vietnamese Government and the Company is in discussions with relevant Vietnamese authorities. A response by the authorities to the application is expected in the next few months. If appropriate approvals are received from the Vietnamese authorities, BHP Steel will complete its evaluations and make a decision on this investment opportunity.

When BHP Steel announced half-year results on 27 February 2003, the Company indicated that its growth focus is on developing its downstream value-added products business, particularly in Asia.

BHP Steel is investigating both brownfield and greenfield opportunities within its footprint, covering Asia, Australia and New Zealand.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:
Media Relations
May Goh
BHP Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

Investor Relations
John Knowles
Vice President Investor Relations
BHP Steel
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bhpsteel.com

SEC File
No. 82-34676

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme **BHP STEEL LIMITED**

ACN/ARSN 000 011 058

1. Details of substantial holder (1)

Name **PERPETUAL TRUSTEES AUSTRALIA LIMITED**

ACN (if applicable) **000 431 827**

The holder became a substantial holder on **_02 /_04_/_2003_**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	**40,187,374**	**40,187,374**	**5.07 %**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer annexure1 & 2		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
Refer annexure 1			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Refer annexure 3		Cash	Non - Cash	

Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1 & 2	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **COMPANY SECRETARY**

SEC File
No. 82-34676

Perpetual Investments Account Codes & Details

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISF1 Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFM A/C> GPO Box 5430 Sydney NSW 2000
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISF2 Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFA A/C> GPO Box 5430 Sydney NSW 2000
PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PMISFJ Level 19 / 1 Castlereagh Street Sydney NSW 200	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2000
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation. Account Code: HGFPTE RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	Cogent Nominees Pty Limited P.O. Box R209, Royal Exchange, Sydney NSW 1225
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: ARF RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
SMF	Permanent Trustee Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: SMF RBC Global Services Australia Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	Permanent Trustee Australia Ltd <SMF 0013> GPO Box 4270 Sydney NSW 2000
GSF	RBC Global Services Australia Nominees Pty Limited. ACF: Perpetual Australia Share Fund. Account Code: ASF / GSF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMBHP	JP Morgan Chase Nominees Ltd ACF: BHP Superannuation Fund. Account Code: PMBHP RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PMSCA. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PMCBUS RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 200	National Australia Custodian Services 5th Floor South, 271 Collins Street Melbourne VIC 3000
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PPSF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000

SEC File No. 82-34676

SASFIT	JP Morgan Chase Nominees Ltd ACF: South Australia Superanuuation Fund Account Code: SASFIT RBC Global Services Australia Nominees Pty Limited. Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7 Royal Exchange Sydney NSW 2000
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: ICIS. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
ICAS	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Investor Choice Australian Asset Group. Account Code: ICAS Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
ICSC	RBC Global Services Australia Nominees Pty Limited. ACF: Perpetual Investor Choice Smaller Asset Group Account Code: ICSC. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Accoutn Code: PMHOST RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCARE	National Nominees Limited. ACF: Care Super Fund Account Code: PMCARE RBC Global Services Australia Nominees Pty Limited. Level 19, 1 Castlereagh Street, Sydney NSW 2000	National Australia Custodian Services 5th Floor South, 271 Collins Street Melbourne VIC 3000
PMPSS	JP Morgan Chase Nominees Limited ACF: PSS Board & Total Risk Management Account Code : PMPSS RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMMLC2	Westpac Custodina Nominees ACF: MLC Statutory Fund No.2 Account Code: PMMLC2 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7M6 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLC3	Westpac Custodina Nominees ACF: MLC Statutory Fund No.3 Account Code: PMMLC3 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7K4 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLC4	Westpac Custodina Nominees ACF: MLC Statutory Fund No.4 Account Code: PMMLC4 RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7MD Level 9, 50 Pitt Street Sydney NSW 2000
PMMLCI	Westpac Custodina Nominees ACF: MLC Masterkey Account Code: PMMLCI RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7MH Level 9, 50 Pitt Street Sydney NSW 2000

SEC File
No. 82-34676

PMMLCL	Westpac Custodina Nominees ACF: MLC Lifetime Fund Account Code: PMMLCL RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7K9 Level 9, 50 Pitt Street Sydney NSW 2000
PMMLCP	Westpac Custodina Nominees ACF: MLCI Pool - Perpetual Australian Share Trust Account Code: PMMLCP RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	Westpac Custodian Nominees State Street Fund Q7L5 Level 9, 50 Pitt Street Sydney NSW 2000
PMCSS	JP Morgan Chase Nominees Limited ACF: CSS Board & Total Risk Management Account Code : PMCSS RBC Global Services Australia Nominees Pty Limited, Level 19, 1 Castlereagh Street, Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
ICPS	RBC Global Services Australia Nominees Pty Limited, ACF: Perpetual Investor Choice Property Securities Asset Group. Account Code: ICPS. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited. GPO Box 5430 Sydney NSW 2000
NFMGT	National Nomiees Limited ACF: National Financial Management Account Code: NU/NUPPAE RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Syndey NSW 2000	National Australia Custodian Services 5th Floor South 271 Collins Street Melbourne VIC 3000
PMONE	National Nominees Limited ACF: OneSteel Suerannuation Fund Account Code: PMONE, RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services OneSteel Superannuation Fund OSPEAE / 6571-17 5th Floor South 271 Collins Street Melbourne VIC 3000
PCEF	RBC Global Services Australia Nominees Pty Limited, Account Code: PCEF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund. Account Code: QITE2 Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMFSAS	JP Morgan Chase Nominees Limtied ACF: Funds SA Small Co Portfolio Account Code: PMFSAS RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PMSTA. RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services 5th Floor South 271 Collins Street Melbourne VIC 3000
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PWSCF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000

PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PWSCF. Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PMREST	JP Morgan Chase Nominees Limited ACF: Retail Employers Superannuation Fund Account Code: PMREST. RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 200	JP Morgan Chase Nominees Locked Bag 7, Royal Exchange Sydney NSW 2000
AMCORP	National Nominees Ltd ACF: A.M Corporation Account. Account Code: AMCORP RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 200	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: TEL RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PMFR RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMCPSF	Citicorp Nominees Pty Ltd EPSS03: Commonwealth Property Fund 3 Account Code: PMCPSF. RBC Global Services Australia Pty Ltd, Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001
PMCGSF	Citicorp Nominees Pty Ltd EASS11: Commonwealth Aust Shares Fund 11 Account Code: PMCGSF RBC Global Services Australia Pty Ltd Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001
CBAISF	Citicorp Nominees Pty Ltd. EASS04: Commonwealth Aust Shares Fund 4. Account Code: CBAISF. RBC Global Services Australia Pty Ltd Level 19/1 Castlereagh St. Sydney NSW 2000	Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001
PMWSRF	RBC Global Services Australia Nominees Pty Limited ACF Perpetual's Wholesale Ethical SRI Fund Account Code: PMWSRF Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2000
PTGEN	Perpetual Trustee Services General A / C Account Code: PTGEN RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAL	Perpetual Trustees Australia Limited Account Code: PTAL RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000

SEC File
No. 82-34676

PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTCO	Perpetual Trustee Co. Limited Account Code: PTCO RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PNOM	Perpetual Nominees Pty Limited Account Code: PNOM RBC Global Services Australia Nominbees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTAN RBC Global Services Australia Nominees Pty Limited, Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PML RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTWA	Perpetual Trustee WA Limited Account Code: PTWA RBC Global Services Australia Nominees Pty Limited Level 19 / 1 Castlereagh Street Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
DIRECTOR	Perpetual Trustees Australia Limited, Directors Personal Holdings	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

SEC File
No. 82-34676

PRESENT RELEVANT INTERESTS



Summary (Perpetual Trustees)

File

BSL (BHP STEEL LIMITED) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	1,537,131
ARF	PM	4,517,233
GSF	PM	14,664,281
ICAS	PM	1,821,537
NSWTC	PM	3,238,770
PCEF	PM	2,313,653
PMREST	PM	3,421,207
PTCO	PT	65,000
SMF	PM	832,932
TEL	PM	2,051,246
T2	PCD	261,583
T7	PCD	36,379
PMCBUS	PM	1,287,970
PMHOST	PM	406,314
PMSTA	PM	942,881
QITE2	PM	562,497
PMONE	PM	587,705
PMCGSF	PM	1,506,987
PIWGAF	PM	52,219
PIWSPF	PM	79,949

SEC File
No. 82-34676

CHANGES IN RELEVANT INTERESTS

Account	Security	Quantity	Price		DateAsAt
AMCORP	BSL	-20069	$	3.18	05-Dec-02
AMCORP	BSL	-14994	$	3.17	09-Dec-02
AMCORP	BSL	-21762	$	3.13	11-Dec-02
AMCORP	BSL	-15370	$	3.47	09-Jan-03
AMCORP	BSL	-15993	$	3.46	14-Jan-03
AMCORP	BSL	-1777	$	3.46	14-Jan-03
AMCORP	BSL	-23902	$	3.50	15-Jan-03
AMCORP	BSL	-72000	$	3.42	20-Jan-03
AMCORP	BSL	-66516	$	3.56	23-Jan-03
AMCORP	BSL	-24376	$	3.67	24-Jan-03
AMCORP	BSL	17959	$	3.60	28-Jan-03
AMCORP	BSL	4898	$	3.59	28-Jan-03
AMCORP	BSL	8163	$	3.61	28-Jan-03
AMCORP	BSL	10560	$	3.61	28-Jan-03
AMCORP	BSL	13099	$	3.54	29-Jan-03
AMCORP	BSL	6572	$	3.55	29-Jan-03
AMCORP	BSL	52134	$	3.54	29-Jan-03
AMCORP	BSL	-53489	$	3.57	03-Feb-03
AMCORP	BSL	-17489	$	3.57	05-Feb-03
AMCORP	BSL	-31332	$	3.33	10-Feb-03
AMCORP	BSL	-9057	$	3.35	10-Feb-03
AMCORP	BSL	-8568	$	3.32	10-Feb-03
AMCORP	BSL	29095	$	3.22	11-Feb-03
AMCORP	BSL	8700	$	3.27	24-Feb-03
AMCORP	BSL	24619	$	3.28	24-Feb-03
AMCORP	BSL	-17709	$	3.50	27-Feb-03
AMCORP	BSL	-2530	$	3.49	27-Feb-03
AMCORP	BSL	-5059	$	3.46	27-Feb-03
AMCORP	BSL	-5056	$	3.50	28-Feb-03
AMCORP	BSL	-7584	$	3.49	28-Feb-03
AMCORP	BSL	24504	$	3.36	04-Mar-03
AMCORP	BSL	12252	$	3.37	04-Mar-03
AMCORP	BSL	46557	$	3.38	04-Mar-03
AMCORP	BSL	122684	$	3.33	05-Mar-03
AMCORP	BSL	-28000	$	3.24	06-Mar-03
AMCORP	BSL	43609	$	3.16	07-Mar-03
AMCORP	BSL	-121000	$	3.08	14-Mar-03
AMCORP	BSL	164985	$	3.04	18-Mar-03
AMCORP	BSL	170256	$	3.04	18-Mar-03
AMCORP	BSL	46907	$	3.14	19-Mar-03
AMCORP	BSL	12201	$	3.18	19-Mar-03
AMCORP	BSL	10168	$	3.15	19-Mar-03
AMCORP	BSL	11932	$	3.14	19-Mar-03
AMCORP	BSL	2169	$	3.16	19-Mar-03
AMCORP	BSL	32331	$	3.13	25-Mar-03
AMCORP	BSL	19018	$	3.12	25-Mar-03
ARF	BSL	-51541	$	3.18	05-Dec-02
ARF	BSL	-45843	$	3.17	09-Dec-02
ARF	BSL	-66668	$	3.13	11-Dec-02
ARF	BSL	-46233	$	3.47	09-Jan-03

ARF	BSL	-30880	$	3.50	15-Jan-03
ARF	BSL	-111895	$	3.46	21-Jan-03
ARF	BSL	-127818	$	3.56	23-Jan-03
ARF	BSL	-81781	$	3.67	24-Jan-03
ARF	BSL	60448	$	3.60	28-Jan-03
ARF	BSL	16486	$	3.59	28-Jan-03
ARF	BSL	27476	$	3.61	28-Jan-03
ARF	BSL	35540	$	3.61	28-Jan-03
ARF	BSL	43746	$	3.54	29-Jan-03
ARF	BSL	22081	$	3.55	29-Jan-03
ARF	BSL	181918	$	3.54	29-Jan-03
ARF	BSL	-186197	$	3.57	03-Feb-03
ARF	BSL	-59167	$	3.57	05-Feb-03
ARF	BSL	-105267	$	3.33	10-Feb-03
ARF	BSL	-30429	$	3.35	10-Feb-03
ARF	BSL	-28783	$	3.32	10-Feb-03
ARF	BSL	97751	$	3.22	11-Feb-03
ARF	BSL	29399	$	3.27	24-Feb-03
ARF	BSL	83196	$	3.28	24-Feb-03
ARF	BSL	-56348	$	3.50	27-Feb-03
ARF	BSL	-8050	$	3.49	27-Feb-03
ARF	BSL	-16099	$	3.46	27-Feb-03
ARF	BSL	-17013	$	3.50	28-Feb-03
ARF	BSL	-25519	$	3.49	28-Feb-03
ARF	BSL	82410	$	3.36	04-Mar-03
ARF	BSL	41205	$	3.37	04-Mar-03
ARF	BSL	156579	$	3.38	04-Mar-03
ARF	BSL	413125	$	3.33	05-Mar-03
ARF	BSL	23084	$	3.26	06-Mar-03
ARF	BSL	4309	$	3.24	06-Mar-03
ARF	BSL	25581	$	3.16	07-Mar-03
ARF	BSL	89188	$	3.23	10-Mar-03
ARF	BSL	693684	$	3.11	14-Mar-03
ARF	BSL	-1160478	$	2.98	18-Mar-03
ARF	BSL	427324	$	3.14	19-Mar-03
ARF	BSL	111154	$	3.18	19-Mar-03
ARF	BSL	92628	$	3.15	19-Mar-03
ARF	BSL	108705	$	3.14	19-Mar-03
ARF	BSL	19761	$	3.16	19-Mar-03
ARF	BSL	86859	$	3.13	25-Mar-03
ARF	BSL	51094	$	3.12	25-Mar-03
GSF	BSL	-149244	$	3.18	05-Dec-02
GSF	BSL	-110984	$	3.17	09-Dec-02
GSF	BSL	-168353	$	3.13	11-Dec-02
GSF	BSL	-29925	$	3.47	09-Jan-03
GSF	BSL	-92912	$	3.46	14-Jan-03
GSF	BSL	-10323	$	3.46	14-Jan-03
GSF	BSL	-187147	$	3.50	15-Jan-03
GSF	BSL	-110013	$	3.46	21-Jan-03
GSF	BSL	-397115	$	3.56	23-Jan-03
GSF	BSL	-129237	$	3.67	24-Jan-03
GSF	BSL	166753	$	3.60	28-Jan-03
GSF	BSL	45478	$	3.59	28-Jan-03

GSF	BSL	75799	$	3.61	28-Jan-03
GSF	BSL	98043	$	3.61	28-Jan-03
GSF	BSL	-200000	$	3.54	29-Jan-03
GSF	BSL	100000	$	3.47	30-Jan-03
GSF	BSL	500000	$	3.49	30-Jan-03
GSF	BSL	-399404	$	3.57	03-Feb-03
GSF	BSL	-144394	$	3.57	05-Feb-03
GSF	BSL	-258603	$	3.33	10-Feb-03
GSF	BSL	-74752	$	3.35	10-Feb-03
GSF	BSL	-70712	$	3.32	10-Feb-03
GSF	BSL	248920	$	3.22	11-Feb-03
GSF	BSL	70448	$	3.27	24-Feb-03
GSF	BSL	204124	$	3.28	24-Feb-03
GSF	BSL	-142899	$	3.50	27-Feb-03
GSF	BSL	-20413	$	3.49	27-Feb-03
GSF	BSL	-40831	$	3.46	27-Feb-03
GSF	BSL	-39403	$	3.50	28-Feb-03
GSF	BSL	-59106	$	3.49	28-Feb-03
GSF	BSL	203506	$	3.36	04-Mar-03
GSF	BSL	101752	$	3.37	04-Mar-03
GSF	BSL	386661	$	3.38	04-Mar-03
GSF	BSL	1035044	$	3.33	05-Mar-03
GSF	BSL	61954	$	3.26	06-Mar-03
GSF	BSL	11565	$	3.24	06-Mar-03
GSF	BSL	72554	$	3.16	07-Mar-03
GSF	BSL	217668	$	3.23	10-Mar-03
GSF	BSL	1701965	$	3.11	14-Mar-03
GSF	BSL	697328	$	3.04	18-Mar-03
GSF	BSL	719606	$	3.04	18-Mar-03
GSF	BSL	475011	$	3.14	19-Mar-03
GSF	BSL	123558	$	3.18	19-Mar-03
GSF	BSL	102963	$	3.15	19-Mar-03
GSF	BSL	120836	$	3.14	19-Mar-03
GSF	BSL	21965	$	3.16	19-Mar-03
GSF	BSL	298024	$	3.13	25-Mar-03
GSF	BSL	175307	$	3.12	25-Mar-03
ICAS	BSL	-16612	$	3.18	05-Dec-02
ICAS	BSL	-14017	$	3.17	09-Dec-02
ICAS	BSL	-20238	$	3.13	11-Dec-02
ICAS	BSL	-4239	$	3.47	09-Jan-03
ICAS	BSL	-15986	$	3.46	14-Jan-03
ICAS	BSL	-1776	$	3.46	14-Jan-03
ICAS	BSL	-22670	$	3.50	15-Jan-03
ICAS	BSL	-3300	$	3.46	21-Jan-03
ICAS	BSL	-39060	$	3.56	23-Jan-03
ICAS	BSL	-25900	$	3.67	24-Jan-03
ICAS	BSL	18460	$	3.60	28-Jan-03
ICAS	BSL	5035	$	3.59	28-Jan-03
ICAS	BSL	8391	$	3.61	28-Jan-03
ICAS	BSL	10853	$	3.61	28-Jan-03
ICAS	BSL	13115	$	3.54	29-Jan-03
ICAS	BSL	6909	$	3.55	29-Jan-03
ICAS	BSL	54806	$	3.54	29-Jan-03

ICAS	BSL	-55605	$	3.57	03-Feb-03
ICAS	BSL	-18831	$	3.57	05-Feb-03
ICAS	BSL	-32838	$	3.33	10-Feb-03
ICAS	BSL	-9492	$	3.35	10-Feb-03
ICAS	BSL	-8980	$	3.32	10-Feb-03
ICAS	BSL	30070	$	3.22	11-Feb-03
ICAS	BSL	9013	$	3.27	24-Feb-03
ICAS	BSL	25508	$	3.28	24-Feb-03
ICAS	BSL	-19060	$	3.50	27-Feb-03
ICAS	BSL	-2723	$	3.49	27-Feb-03
ICAS	BSL	-5445	$	3.46	27-Feb-03
ICAS	BSL	-5521	$	3.50	28-Feb-03
ICAS	BSL	-8281	$	3.49	28-Feb-03
ICAS	BSL	25171	$	3.36	04-Mar-03
ICAS	BSL	12585	$	3.37	04-Mar-03
ICAS	BSL	47825	$	3.38	04-Mar-03
ICAS	BSL	127382	$	3.33	05-Mar-03
ICAS	BSL	7337	$	3.26	06-Mar-03
ICAS	BSL	1370	$	3.24	06-Mar-03
ICAS	BSL	7580	$	3.16	07-Mar-03
ICAS	BSL	13884	$	3.23	10-Mar-03
ICAS	BSL	226911	$	3.11	14-Mar-03
ICAS	BSL	86506	$	3.04	18-Mar-03
ICAS	BSL	89270	$	3.04	18-Mar-03
ICAS	BSL	57563	$	3.14	19-Mar-03
ICAS	BSL	14973	$	3.18	19-Mar-03
ICAS	BSL	12478	$	3.15	19-Mar-03
ICAS	BSL	14643	$	3.14	19-Mar-03
ICAS	BSL	2662	$	3.16	19-Mar-03
ICAS	BSL	37708	$	3.13	25-Mar-03
ICAS	BSL	22181	$	3.12	25-Mar-03
NSWTC	BSL	-38782	$	3.18	05-Dec-02
NSWTC	BSL	-31432	$	3.17	09-Dec-02
NSWTC	BSL	-39947	$	3.13	11-Dec-02
NSWTC	BSL	-18249	$	3.47	09-Jan-03
NSWTC	BSL	-26826	$	3.46	14-Jan-03
NSWTC	BSL	-2981	$	3.46	14-Jan-03
NSWTC	BSL	-40600	$	3.50	15-Jan-03
NSWTC	BSL	-8662	$	3.46	21-Jan-03
NSWTC	BSL	-70719	$	3.56	23-Jan-03
NSWTC	BSL	-45237	$	3.67	24-Jan-03
NSWTC	BSL	33440	$	3.60	28-Jan-03
NSWTC	BSL	9120	$	3.59	28-Jan-03
NSWTC	BSL	15200	$	3.61	28-Jan-03
NSWTC	BSL	19660	$	3.61	28-Jan-03
NSWTC	BSL	24234	$	3.54	29-Jan-03
NSWTC	BSL	12214	$	3.55	29-Jan-03
NSWTC	BSL	96889	$	3.54	29-Jan-03
NSWTC	BSL	-99213	$	3.57	03-Feb-03
NSWTC	BSL	-33067	$	3.57	05-Feb-03
NSWTC	BSL	-58221	$	3.33	10-Feb-03
NSWTC	BSL	-16829	$	3.35	10-Feb-03
NSWTC	BSL	-15920	$	3.32	10-Feb-03

NSWTC	BSL	54107	$	3.22	11-Feb-03
NSWTC	BSL	15808	$	3.27	24-Feb-03
NSWTC	BSL	44735	$	3.28	24-Feb-03
NSWTC	BSL	-31126	$	3.50	27-Feb-03
NSWTC	BSL	-4447	$	3.49	27-Feb-03
NSWTC	BSL	-8892	$	3.46	27-Feb-03
NSWTC	BSL	-9398	$	3.50	28-Feb-03
NSWTC	BSL	-14097	$	3.49	28-Feb-03
NSWTC	BSL	45337	$	3.36	04-Mar-03
NSWTC	BSL	22669	$	3.37	04-Mar-03
NSWTC	BSL	86141	$	3.38	04-Mar-03
NSWTC	BSL	227854	$	3.33	05-Mar-03
NSWTC	BSL	12772	$	3.26	06-Mar-03
NSWTC	BSL	2384	$	3.24	06-Mar-03
NSWTC	BSL	14138	$	3.16	07-Mar-03
NSWTC	BSL	49300	$	3.23	10-Mar-03
NSWTC	BSL	383326	$	3.11	14-Mar-03
NSWTC	BSL	153851	$	3.04	18-Mar-03
NSWTC	BSL	158766	$	3.04	18-Mar-03
NSWTC	BSL	105030	$	3.14	19-Mar-03
NSWTC	BSL	27320	$	3.18	19-Mar-03
NSWTC	BSL	22767	$	3.15	19-Mar-03
NSWTC	BSL	26718	$	3.14	19-Mar-03
NSWTC	BSL	4857	$	3.16	19-Mar-03
NSWTC	BSL	62207	$	3.13	25-Mar-03
NSWTC	BSL	36593	$	3.12	25-Mar-03
PCEF	BSL	176785	$	3.04	18-Mar-03
PCEF	BSL	182433	$	3.04	18-Mar-03
PCEF	BSL	165399	$	3.14	19-Mar-03
PCEF	BSL	43022	$	3.18	19-Mar-03
PCEF	BSL	35852	$	3.15	19-Mar-03
PCEF	BSL	42075	$	3.14	19-Mar-03
PCEF	BSL	7648	$	3.16	19-Mar-03
PCEF	BSL	186127	$	3.14	20-Mar-03
PCEF	BSL	118558	$	3.15	21-Mar-03
PCEF	BSL	75086	$	3.14	21-Mar-03
PCEF	BSL	80433	$	3.13	25-Mar-03
PCEF	BSL	47313	$	3.12	25-Mar-03
PCEF	BSL	46555	$	3.11	27-Mar-03
PCEF	BSL	287237	$	3.11	27-Mar-03
PCEF	BSL	138211	$	3.15	28-Mar-03
PCEF	BSL	23830	$	3.15	28-Mar-03
PCEF	BSL	3356	$	3.13	28-Mar-03
PCEF	BSL	411220	$	3.23	31-Mar-03
PCEF	BSL	141550	$	3.21	31-Mar-03
PCEF	BSL	100963	$	3.19	01-Apr-03
PIWGAF	BSL	27129	$	3.03	18-Mar-03
PIWGAF	BSL	4609	$	3.15	20-Mar-03
PIWGAF	BSL	11800	$	3.13	24-Mar-03
PIWGAF	BSL	2011	$	3.13	27-Mar-03
PIWGAF	BSL	2112	$	3.22	31-Mar-03
PIWGAF	BSL	4558	$	3.22	01-Apr-03
PIWSPF	BSL	54257	$	3.03	18-Mar-03

PIWSPF	BSL	17302	$	3.17	19-Mar-03
PIWSPF	BSL	4496	$	3.15	20-Mar-03
PIWSPF	BSL	2452	$	3.13	25-Mar-03
PIWSPF	BSL	1442	$	3.12	25-Mar-03
PMCBUS	BSL	97662	$	3.04	18-Mar-03
PMCBUS	BSL	100783	$	3.04	18-Mar-03
PMCBUS	BSL	88840	$	3.14	19-Mar-03
PMCBUS	BSL	23109	$	3.18	19-Mar-03
PMCBUS	BSL	19257	$	3.15	19-Mar-03
PMCBUS	BSL	22600	$	3.14	19-Mar-03
PMCBUS	BSL	4108	$	3.16	19-Mar-03
PMCBUS	BSL	107137	$	3.14	20-Mar-03
PMCBUS	BSL	65466	$	3.15	21-Mar-03
PMCBUS	BSL	41462	$	3.14	21-Mar-03
PMCBUS	BSL	43635	$	3.13	25-Mar-03
PMCBUS	BSL	25668	$	3.12	25-Mar-03
PMCBUS	BSL	25759	$	3.11	27-Mar-03
PMCBUS	BSL	158926	$	3.11	27-Mar-03
PMCBUS	BSL	76207	$	3.15	28-Mar-03
PMCBUS	BSL	13139	$	3.15	28-Mar-03
PMCBUS	BSL	1851	$	3.13	28-Mar-03
PMCBUS	BSL	233667	$	3.23	31-Mar-03
PMCBUS	BSL	80432	$	3.21	31-Mar-03
PMCBUS	BSL	58162	$	3.19	01-Apr-03
PMCGSF	BSL	-8355	$	3.18	05-Dec-02
PMCGSF	BSL	-11539	$	3.17	09-Dec-02
PMCGSF	BSL	-16795	$	3.13	11-Dec-02
PMCGSF	BSL	-9723	$	3.47	09-Jan-03
PMCGSF	BSL	-5060	$	3.46	14-Jan-03
PMCGSF	BSL	-562	$	3.46	14-Jan-03
PMCGSF	BSL	-26686	$	3.50	15-Jan-03
PMCGSF	BSL	-28776	$	3.56	23-Jan-03
PMCGSF	BSL	-20873	$	3.67	24-Jan-03
PMCGSF	BSL	15430	$	3.60	28-Jan-03
PMCGSF	BSL	4208	$	3.59	28-Jan-03
PMCGSF	BSL	7013	$	3.61	28-Jan-03
PMCGSF	BSL	9072	$	3.61	28-Jan-03
PMCGSF	BSL	13372	$	3.54	29-Jan-03
PMCGSF	BSL	5652	$	3.55	29-Jan-03
PMCGSF	BSL	44831	$	3.54	29-Jan-03
PMCGSF	BSL	-44896	$	3.57	03-Feb-03
PMCGSF	BSL	-17189	$	3.57	05-Feb-03
PMCGSF	BSL	-26246	$	3.33	10-Feb-03
PMCGSF	BSL	-7587	$	3.35	10-Feb-03
PMCGSF	BSL	-7176	$	3.32	10-Feb-03
PMCGSF	BSL	25010	$	3.22	11-Feb-03
PMCGSF	BSL	7786	$	3.27	24-Feb-03
PMCGSF	BSL	22035	$	3.28	24-Feb-03
PMCGSF	BSL	-14168	$	3.50	27-Feb-03
PMCGSF	BSL	-2024	$	3.49	27-Feb-03
PMCGSF	BSL	-4048	$	3.46	27-Feb-03
PMCGSF	BSL	-4484	$	3.50	28-Feb-03
PMCGSF	BSL	-6727	$	3.49	28-Feb-03

PMCGSF	BSL	21647	$	3.36	04-Mar-03
PMCGSF	BSL	10824	$	3.37	04-Mar-03
PMCGSF	BSL	41130	$	3.38	04-Mar-03
PMCGSF	BSL	106060	$	3.33	05-Mar-03
PMCGSF	BSL	5922	$	3.26	06-Mar-03
PMCGSF	BSL	1105	$	3.24	06-Mar-03
PMCGSF	BSL	6570	$	3.16	07-Mar-03
PMCGSF	BSL	25049	$	3.23	10-Mar-03
PMCGSF	BSL	178406	$	3.11	14-Mar-03
PMCGSF	BSL	71639	$	3.04	18-Mar-03
PMCGSF	BSL	73928	$	3.04	18-Mar-03
PMCGSF	BSL	49061	$	3.14	19-Mar-03
PMCGSF	BSL	12762	$	3.18	19-Mar-03
PMCGSF	BSL	10635	$	3.15	19-Mar-03
PMCGSF	BSL	12480	$	3.14	19-Mar-03
PMCGSF	BSL	2269	$	3.16	19-Mar-03
PMCGSF	BSL	28182	$	3.13	25-Mar-03
PMCGSF	BSL	16578	$	3.12	25-Mar-03
PMHOST	BSL	30813	$	3.04	18-Mar-03
PMHOST	BSL	31798	$	3.04	18-Mar-03
PMHOST	BSL	28030	$	3.14	19-Mar-03
PMHOST	BSL	7291	$	3.18	19-Mar-03
PMHOST	BSL	6076	$	3.15	19-Mar-03
PMHOST	BSL	7130	$	3.14	19-Mar-03
PMHOST	BSL	1297	$	3.16	19-Mar-03
PMHOST	BSL	33803	$	3.14	20-Mar-03
PMHOST	BSL	20649	$	3.15	21-Mar-03
PMHOST	BSL	13078	$	3.14	21-Mar-03
PMHOST	BSL	13767	$	3.13	25-Mar-03
PMHOST	BSL	8098	$	3.12	25-Mar-03
PMHOST	BSL	8127	$	3.11	27-Mar-03
PMHOST	BSL	50140	$	3.11	27-Mar-03
PMHOST	BSL	24043	$	3.15	28-Mar-03
PMHOST	BSL	4145	$	3.15	28-Mar-03
PMHOST	BSL	584	$	3.13	28-Mar-03
PMHOST	BSL	73721	$	3.23	31-Mar-03
PMHOST	BSL	25376	$	3.21	31-Mar-03
PMHOST	BSL	18348	$	3.19	01-Apr-03
PMONE	BSL	-2612	$	3.50	15-Jan-03
PMONE	BSL	-1490	$	3.46	21-Jan-03
PMONE	BSL	-12781	$	3.56	23-Jan-03
PMONE	BSL	-8202	$	3.67	24-Jan-03
PMONE	BSL	6066	$	3.60	28-Jan-03
PMONE	BSL	1654	$	3.59	28-Jan-03
PMONE	BSL	2757	$	3.61	28-Jan-03
PMONE	BSL	3566	$	3.61	28-Jan-03
PMONE	BSL	4404	$	3.54	29-Jan-03
PMONE	BSL	2214	$	3.55	29-Jan-03
PMONE	BSL	17561	$	3.54	29-Jan-03
PMONE	BSL	-17972	$	3.57	03-Feb-03
PMONE	BSL	-5980	$	3.57	05-Feb-03
PMONE	BSL	-10550	$	3.33	10-Feb-03
PMONE	BSL	-3050	$	3.35	10-Feb-03

PMONE	BSL	-2884	$	3.32	10-Feb-03
PMONE	BSL	9796	$	3.22	11-Feb-03
PMONE	BSL	3776	$	3.27	24-Feb-03
PMONE	BSL	10686	$	3.28	24-Feb-03
PMONE	BSL	-7959	$	3.50	27-Feb-03
PMONE	BSL	-1137	$	3.49	27-Feb-03
PMONE	BSL	-2274	$	3.46	27-Feb-03
PMONE	BSL	-843	$	3.50	28-Feb-03
PMONE	BSL	-1264	$	3.49	28-Feb-03
PMONE	BSL	8758	$	3.36	04-Mar-03
PMONE	BSL	4379	$	3.37	04-Mar-03
PMONE	BSL	16641	$	3.38	04-Mar-03
PMONE	BSL	23594	$	3.33	05-Mar-03
PMONE	BSL	14066	$	3.26	06-Mar-03
PMONE	BSL	2626	$	3.24	06-Mar-03
PMONE	BSL	2542	$	3.16	07-Mar-03
PMONE	BSL	8941	$	3.23	10-Mar-03
PMONE	BSL	69479	$	3.11	14-Mar-03
PMONE	BSL	28280	$	3.04	18-Mar-03
PMONE	BSL	29183	$	3.04	18-Mar-03
PMONE	BSL	18704	$	3.14	19-Mar-03
PMONE	BSL	4865	$	3.18	19-Mar-03
PMONE	BSL	4054	$	3.15	19-Mar-03
PMONE	BSL	4758	$	3.14	19-Mar-03
PMONE	BSL	865	$	3.16	19-Mar-03
PMONE	BSL	11275	$	3.13	25-Mar-03
PMONE	BSL	6632	$	3.12	25-Mar-03
PMSTA	BSL	70279	$	3.04	18-Mar-03
PMSTA	BSL	72524	$	3.04	18-Mar-03
PMSTA	BSL	63731	$	3.14	19-Mar-03
PMSTA	BSL	16578	$	3.18	19-Mar-03
PMSTA	BSL	13815	$	3.15	19-Mar-03
PMSTA	BSL	16212	$	3.14	19-Mar-03
PMSTA	BSL	2947	$	3.16	19-Mar-03
PMSTA	BSL	95327	$	3.15	21-Mar-03
PMSTA	BSL	60374	$	3.14	21-Mar-03
PMSTA	BSL	32165	$	3.13	25-Mar-03
PMSTA	BSL	18921	$	3.12	25-Mar-03
PMSTA	BSL	19559	$	3.11	27-Mar-03
PMSTA	BSL	120671	$	3.11	27-Mar-03
PMSTA	BSL	51539	$	3.15	28-Mar-03
PMSTA	BSL	8886	$	3.15	28-Mar-03
PMSTA	BSL	1252	$	3.13	28-Mar-03
PMSTA	BSL	152932	$	3.23	31-Mar-03
PMSTA	BSL	52642	$	3.21	31-Mar-03
PMSTA	BSL	72527	$	3.19	01-Apr-03
QITE2	BSL	144498	$	3.16	03-Dec-02
SMF	BSL	-7019	$	3.18	05-Dec-02
SMF	BSL	-14336	$	3.17	09-Dec-02
SMF	BSL	-10491	$	3.13	11-Dec-02
SMF	BSL	-4842	$	3.47	09-Jan-03
SMF	BSL	-7026	$	3.46	14-Jan-03
SMF	BSL	-781	$	3.46	14-Jan-03

SMF	BSL	-10662	$	3.50	15-Jan-03
SMF	BSL	-2254	$	3.46	21-Jan-03
SMF	BSL	-18522	$	3.56	23-Jan-03
SMF	BSL	-11879	$	3.67	24-Jan-03
SMF	BSL	8775	$	3.60	28-Jan-03
SMF	BSL	2393	$	3.59	28-Jan-03
SMF	BSL	3989	$	3.61	28-Jan-03
SMF	BSL	5159	$	3.61	28-Jan-03
SMF	BSL	6353	$	3.54	29-Jan-03
SMF	BSL	3204	$	3.55	29-Jan-03
SMF	BSL	25416	$	3.54	29-Jan-03
SMF	BSL	-26037	$	3.57	03-Feb-03
SMF	BSL	-8777	$	3.57	05-Feb-03
SMF	BSL	-18633	$	3.33	10-Feb-03
SMF	BSL	-5386	$	3.35	10-Feb-03
SMF	BSL	-5095	$	3.32	10-Feb-03
SMF	BSL	14019	$	3.22	11-Feb-03
SMF	BSL	3041	$	3.27	24-Feb-03
SMF	BSL	8606	$	3.28	24-Feb-03
SMF	BSL	-8079	$	3.50	27-Feb-03
SMF	BSL	-1154	$	3.49	27-Feb-03
SMF	BSL	-2309	$	3.46	27-Feb-03
SMF	BSL	-2413	$	3.50	28-Feb-03
SMF	BSL	-3620	$	3.49	28-Feb-03
SMF	BSL	11705	$	3.36	04-Mar-03
SMF	BSL	5853	$	3.37	04-Mar-03
SMF	BSL	22239	$	3.38	04-Mar-03
SMF	BSL	58694	$	3.33	05-Mar-03
SMF	BSL	3275	$	3.26	06-Mar-03
SMF	BSL	611	$	3.24	06-Mar-03
SMF	BSL	3648	$	3.16	07-Mar-03
SMF	BSL	12646	$	3.23	10-Mar-03
SMF	BSL	98530	$	3.11	14-Mar-03
SMF	BSL	39583	$	3.04	18-Mar-03
SMF	BSL	40848	$	3.04	18-Mar-03
SMF	BSL	27001	$	3.14	19-Mar-03
SMF	BSL	7023	$	3.18	19-Mar-03
SMF	BSL	5853	$	3.15	19-Mar-03
SMF	BSL	6869	$	3.14	19-Mar-03
SMF	BSL	1249	$	3.16	19-Mar-03
SMF	BSL	15991	$	3.13	25-Mar-03
SMF	BSL	9407	$	3.12	25-Mar-03
TEL	BSL	-27707	$	3.18	05-Dec-02
TEL	BSL	-27330	$	3.17	09-Dec-02
TEL	BSL	-34728	$	3.13	11-Dec-02
TEL	BSL	-470000	$	3.34	08-Jan-03
TEL	BSL	-13698	$	3.47	09-Jan-03
TEL	BSL	-16045	$	3.46	14-Jan-03
TEL	BSL	-1783	$	3.46	14-Jan-03
TEL	BSL	-32469	$	3.46	21-Jan-03
TEL	BSL	-44919	$	3.56	23-Jan-03
TEL	BSL	-28667	$	3.67	24-Jan-03
TEL	BSL	21167	$	3.60	28-Jan-03

SEC File
No. 82-34676

TEL	BSL	5773	$	3.59	28-Jan-03
TEL	BSL	9621	$	3.61	28-Jan-03
TEL	BSL	12445	$	3.61	28-Jan-03
TEL	BSL	15443	$	3.54	29-Jan-03
TEL	BSL	7725	$	3.55	29-Jan-03
TEL	BSL	61273	$	3.54	29-Jan-03
TEL	BSL	-62678	$	3.57	03-Feb-03
TEL	BSL	-20573	$	3.57	05-Feb-03
TEL	BSL	-36835	$	3.33	10-Feb-03
TEL	BSL	-10648	$	3.35	10-Feb-03
TEL	BSL	-10072	$	3.32	10-Feb-03
TEL	BSL	34145	$	3.22	11-Feb-03
TEL	BSL	10267	$	3.27	24-Feb-03
TEL	BSL	29056	$	3.28	24-Feb-03
TEL	BSL	-19744	$	3.50	27-Feb-03
TEL	BSL	-2821	$	3.49	27-Feb-03
TEL	BSL	-5641	$	3.46	27-Feb-03
TEL	BSL	-5940	$	3.50	28-Feb-03
TEL	BSL	-8909	$	3.49	28-Feb-03
TEL	BSL	28866	$	3.36	04-Mar-03
TEL	BSL	14433	$	3.37	04-Mar-03
TEL	BSL	54845	$	3.38	04-Mar-03
TEL	BSL	144517	$	3.33	05-Mar-03
TEL	BSL	8113	$	3.26	06-Mar-03
TEL	BSL	1514	$	3.24	06-Mar-03
TEL	BSL	8860	$	3.16	07-Mar-03
TEL	BSL	31261	$	3.23	10-Mar-03
TEL	BSL	242674	$	3.11	14-Mar-03
TEL	BSL	97419	$	3.04	18-Mar-03
TEL	BSL	100532	$	3.04	18-Mar-03
TEL	BSL	66509	$	3.14	19-Mar-03
TEL	BSL	17300	$	3.18	19-Mar-03
TEL	BSL	14417	$	3.15	19-Mar-03
TEL	BSL	16919	$	3.14	19-Mar-03
TEL	BSL	3076	$	3.16	19-Mar-03
TEL	BSL	39387	$	3.13	25-Mar-03
TEL	BSL	23169	$	3.12	25-Mar-03



MARKET RELEASE

31 March 2003

ASX World Link Service – Singapore co-trading link

The securities of the following entities (see Appendix A) are available for trading via the co-trading link between Australian Stock Exchange Limited and Singapore Exchange Limited with effect from 31 March 2003. With these additions there are approximately 100 Singapore securities and 100 Australian securities available for trading through the link.

D. H. White

David White
National Manager, Admissions and Waivers

SEC File
No. 82-34676

Appendix A – ASX Securities effective Monday, 31 March 2003
The following ASX securities will be added to the list of eligible securities:

	Company Name	ASX Ticker
1	AMP DIVERSIFIED	ADP
2	ANSELL LIMITED	ANN
3	APN NEWS & MEDIA	APN
4	AWB LIMITED	AWB
5	BILLABONG INTL	BBG
6	BORAL LIMITED.	BLD
7	BHP STEEL	BSL
8	BANK OF WESTERN AUST	BWA
9	COCHLEAR LIMITED	COH
10	FUTURIS CORPORATION	FCL
11	FOODLAND ASSOCIATED	FOA
12	ILUKA RESOURCES	ILU
13	HARDIE (JAMES) INDS.	JHX
14	JUPITERS LIMITED.	JUP
15	LEIGHTON HOLDINGS	LEI
16	LIHIR GOLD LIMITED	LHG
17	LION NATHAN LIMITED	LNN
18	MAYNE GROUP LTD.	MAY
19	MIA GROUP LIMITED	MIA
20	MACQUARIE INFRA.	MIG
21	MACQUARIE OFFICE	MOF
22	NEWCREST MINING	NCM
23	NATIONAL FOODS LTD	NFD
24	ORIGIN ENERGY	ORG
25	OIL SEARCH LTD	OSH
26	PERP.TRUSTEES AUST.	PPT
27	PAPERLINX LIMITED	PPX
28	PATRICK CORPORATION	PRK
29	RESMED INC	RMD
30	SEVEN NETWORK	SEV
31	SONS OF GWALIA	SGW
32	SONIC HEALTHCARE	SHL
33	TAB LIMITED	TAB
34	TRANSURBAN GROUP	TCL
35	TELECOM NZ CORPORATI	TEL
36	TEN NETWORK HOLDINGS	TEN
37	TOLL HOLDINGS LTD	TOL
38	WEST AUSTRALIAN NEWS	WAN
39	TAT HONG	TAT
40	CROESUS MINING NL	CRS
41	GRD NL	GRD
42	KINGSGATE CONSOLIDATED LIMITED	KCN
43	LION SELECTED GROUP LIMITED	LSG
44	OXIANA RESOURCES NL	OXR
45	ONESTEEL LIMITED	OST
46	GUNNS LIMITED	GNS
47	CALTEX AUSTRALIA LIMITED	CTX
48	JUBILEE MINES NL	JBM

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kirby Clarke Adams
Date of last notice	13 December 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 March 2003
No. of securities held prior to change	402,212
Class	Fully paid ordinary shares
Number acquired	500,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,564,075
No. of securities held after change	902,212

+ See chapter 19 for defined terms.


SEC File
No 82-34676

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harry Kevin McCann
Date of last notice	20 August 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Cottesloe Pty Limited
Date of change	7 March 2003
No. of securities held prior to change	10,000
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31,200.00
No. of securities held after change	20,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Crabb
Date of last notice	5 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Craigiebield Investments Pty Ltd
Date of change	7 March 2003
No. of securities held prior to change	31,428
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31,700
No. of securities held after change	41,428
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

FAX

Telephone +61 02 9272 2378
Facsimile +61 02 9278 5378
elaine.cheung@barclaysglobal.com

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

To	Australian Stock Exchange / BHP Steel Limited
Fax Number	1900 999 279 / 02 9666 4111
From	Elaine Cheung
	Compliance Manager
Total Pages	4 (incl.)
Date	10 March 2003
Subject	**Notice of substantial shareholding**

Attention: **ASX Company Announcements**
Company Secretary, BHP Steel Limited

Please find attached the following in relation to BHP Steel Limited:

i. Form 603 – Notice of initial substantial holder; and
ii. Annexure "A".

Yours sincerely

Elaine Cheung
Compliance Manager
Barclays Global Investors Australia

Encl.

Barclays Global Investors Australia Limited
ABN 33 001 804 566

Level 1, 111 Harrington Street, Sydney, NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220

SEC File
No. 82-34676

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **BHP Steel Limited**
ACN/ARSN **000 011 058**

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on **11/2/03**.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	**39,730,425**	**39,730,425**	**5.0099%**

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	**Fund Manager** – *see Annexure A*	**39,730,425 ordinary**

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	**JP Morgan & other custodians** – *see Annexure A*	**39,730,425 ordinary**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	**Past 4 months**	**Av price $3.24**	**39,730,425 ordinary**

SEC File
No. 82-34676

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays	**1/111 Harrington Street, Sydney NSW 2000**

Signature

Christopher Robson
Company Secretary
Barclays Global Investors Australia

10/3/03
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

***Relevant Interest in* BHP Steel Limited held by the Barclays Group ("Barclays").**

The list of Barclays entities and their respective holdings as at 11 February 2003 are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
BSL	BHP STEEL LIMITED	27,290	0.0034	Barclays Private Bank Ltd
BSL	BHP STEEL LIMITED	5,173,055	0.6523	Barclays Global Investors Ltd
BSL	BHP STEEL LIMITED	36,438	0.0046	Barclays Nikko Global Investors Ltd
BSL	BHP STEEL LIMITED	24,379,942	3.0744	Barclays Global Investors Australia Ltd
BSL	BHP STEEL LIMITED	257,083	0.0324	Barclays Life Assurance Co Ltd
BSL	BHP STEEL LIMITED	8,409,545	1.0605	Barclays Global Investors, N.A.
BSL	BHP STEEL LIMITED	754,517	0.0951	Barclays Global Investors Japan Trust & Banking
BSL	BHP STEEL LIMITED	289,797	0.0365	Barclays Global Fund Advisors
BSL	BHP STEEL LIMITED	1,763	0.0002	Barclays Private Bank and Trust Ltd
BSL	BHP STEEL LIMITED	400,001	0.0504	Barclays Capital Securities Ltd
BSL	BHP STEEL LIMITED	994	0.0001	Barclays Bank Trust Company Ltd
		39,730,425	**5.0099**	

The JP Morgan Chase Bank Inc. and various other custodians (**Custodians**) hold shares in BHP Steel Limited (BSL) as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (**Funds**); or
- the investment manager of **Portfolios** held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in BSL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in BSL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

[signature] 10/3/03

Christopher Robson — Date
Company Secretary
Barclays Global Investors Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	6 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 March 2003
No. of securities held prior to change	25,000
Class	Fully paid ordinary shares
Number acquired	5,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,675.00
No. of securities held after change	30,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	13 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 March 2003
No. of securities held prior to change	20,000
Class	Fully paid ordinary shares
Number acquired	5,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,875.00
No. of securities held after change	25,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John Rizzo
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 March 2003
No. of securities held prior to change	20,500
Class	Fully paid ordinary shares
Number acquired	2,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,760.00
No. of securities held after change	22,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John Rizzo
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 March 2003
No. of securities held prior to change	12,500
Class	Fully paid ordinary shares
Number acquired	8,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,600.00
No. of securities held after change	20,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

North Star BHP Steel


Strong
Operating
Track Record

- 50% joint venture in Delta, Ohio
- 6 month net profit A$77m improvement
- Voted No. 1 flat rolled steel supplier in North America in 2002 Jacobsen Survey (second in 2001)
- Annual production capacity increased from 1.42 to 1.63mtonnes (100% basis)
- Safety – new milestone, over 2 million work hours (approaching 3 years) without a single injury resulting in lost time
- External debt, as at 31 December 2002, reduced US$52m

SEC File
No. 82-34676


BHPSTEEL LIMITED

Half Year Results Presentation
Period Ended 31 December 2002

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

27 February, 2003

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BHP STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BHP STEEL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BHP STEEL LIMITED AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.

SEC File
No. 82-34676

BHP Steel Limited

Creating Shareholder Value in a Difficult Industry


Value Added Branded Products
Profitable Through the Cycle
Strong Board & Management Team
Consistently Strong Cash Flows
Growth Opportunities in Asia
Strong and Flexible Capital Structure
BHPSTEEL
A different kind of steel company
Strong Operating Track Record
Recovering Global Steel Market
Low Cost Producer
Geographic and Product Diversity

Business Results – 6 Months to 31 December 2002 vs. 2001

Our business is now larger and stronger

Despatches (external)	+18%	to	3,348mt
Revenue	+13%	to	$2,590m
EBITDA	+110%	to	$464m
EBIT	+250%	to	$332m
EBIT Margin	From 4%	to	13%
Net Cash Flow	+82%	to	$343m
EPS	-	-	30.6¢
Dividend	0/40% Franking	to	100% FF
ROIC	-	-	15.7%
Debt reduced	52%	to	$352m
Gearing	From 18.2%	to	6.5%



Performance vs. Scheme Booklet forecast

BHP Steel						
A$ Millions	**1999A**	**2000A**	**2001A**	**2002A**	**2003F(1)**	**2003-1H(A)**
Revenue	4,849	4,898	4,941	4,593	4,913	2,590 (53%)
EBITDA	525	711	568	412	611	464 (76%)
EBIT	257	445	305	160	343	332 (97%)
NPAT	-	-	-	-	254	242 (95%)
Cashflow before borrowing and tax	514	635	520	227	345	343 (100%)

(1) *Scheme Booklet forecast*

Global Steel Market

Recovering Global Steel Market

BHP Steel well positioned in an improving industry

Europe	USA
- Significant consolidation - Reduced production - Scrap / CIS - Weak demand / higher prices	- Consolidation - Weak demand - Section 201 - Prices trending to world levels - Scrap / Venezuela
China	**Australia / Asia**
- Surging steel consumption - 200mt – 2003 - Net importer - New Capacity - Olympics/manufacturing infrastructure - "The future"	- Reasonable growth excluding Japan - Japan consolidation/reduced production - Korea strong growth - Construction demand - Key supplier to China

Geographic and Product Diversity – First Half 2002/03

Geographic and Product Diversity

External despatches in all segments


Geographic Breakdown of Domestic/Export Sales (Tonnes)


USA (NS BHPS)
13%
Americas
13%
Total Export
36%
Europe/Africa/Other
6%
Asia
17%
Asia
3%
NZ
4%
Australia
44%


Global Sales by Revenue(1)


Coated, Tin, Painted & Roll Formed
56%
Slab
9%
Hot Rolled Coil
26%
CRC & Plate
9%

(1) *Includes North Star BHP Steel*

Australian Domestic Sales by Market Segment (tonnes)

6 months to 31 December 2002


Automotive & Transport
13%
Manufacturing
22%
Packaging
8%
Rural
3%
Mining
8%
Construction Infrastructure
2%
Construction
Dwellings
20%
Construction
Non-Dwellings
24%

Sales - Dec 2001 Half 1,260kt
Sales - Dec 2002 Half 1,409kt

Hot Rolled Coil Cost Curve

- Is one of the 10 lowest cost Hot Rolled Coil producers in the world with global scale
- Improvements continue to retain this position


Low
Cost
Producer


$A/tonne
BHP Steel Port Kembla
1997 - 2001 range
Conventional Production
Compact Strip Production
USA Integrateds
USA Compact Strip Production

Source: D. Barnett and BHP Steel

Business Excellence

Strong Operating Track Record

- **Productivity improvements across our businesses**
- **Improving safety performance**


Productivity Growth
Employee Numbers
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Productivity (Crude Steel Output, Tonnes/Employee/Year)
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1999
2000
2001
2002
2003-1H(A)(*)
Employees (Port Kembla Steelworks)
Productivity (Tonnes per person per year)
Lost Time Injury Frequency Rate
LTI per Million Hours Worked
40
35
30
25
20
15
10
5
0
33
35
29
16
14
8
4.8
3.7
4
3.4
2.7
1.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003-1H
22 injuries resulting in time lost from work

* Productivity has been annualised

Includes contractors from 1996

North Star BHP Steel


Strong
Operating
Track Record

- 50% joint venture in Delta, Ohio
- 6 month net profit A$77m
- Voted No. 1 flat rolled steel supplier in North America in 2002 Jacobsen Survey (second in 2001)
- Annual production capacity increased from 1.42 to 1.63mtonnes (100% basis)
- Safety – new milestone, over 2 million work hours (approaching 3 years) without a single injury resulting in lost time
- External debt, as at 31 December 2002, reduced US$52m

Strategy

- Overriding objective – CREATE SHAREHOLDER VALUE

- Focused on:
  - Flat steel products and solutions
  - Value-added coated, painted, branded products and services
  - Being an excellent supplier, manufacturer and a low cost operator
  - Disciplined capital management while selectively pursuing growth, including M&A

- By Region
  - Australia / NZ / Pacific Islands
    - Vigorously maintain and grow existing value
    - Quality, technology, service leadership
    - Consider niche growth opportunities
  - Asia
    - Core growth region – downstream products to building industry
  - USA / Rest of World
    - Competitive and valued supplier of slab/HRC
    - Leading EAF producer
    - Technology partnerships, eg. Castrip, ironmaking and coatings

Strategy – Organic Growth

Focus on organic growth implemented and approved


Thailand
Cold Rolling
Metal Coating +25kt
Painting +15kt
Malaysia
Metal Coating
Painting +40kt
Asia / Pacific
21 Roll Forming Sites
Indonesia
Metal Coating
Painting
Australia
7 Service Centres
17 Roll Forming Sites
Western Port
Hot Rolling
Cold Rolling
MC (3 lines) +20kt /
Painting (2 lines)
Brisbane
Painting +15kt
North Star BHP Steel JV
Hot Rolling +120kt
Castrip JV
Port Kembla / Springhill
Raw Steel +100kt
Hot Rolling
Plate
Cold Rolling
Tinplate/Blackplate
MC (3 lines) +60kt /
PL (2 lines) +5kt /
New Zealand
Ironsand Mining
Raw Steel
Hot Rolling
Cold Rolling
Metal Coating
Painting

Strategy - Asia – Core Growth Region

- Growing revenue and profits continue
- Unique Asian footprint with multiple growth opportunities
  - Innovative - new products and solutions
  - Capacity growth

Growth Opportunities in Asia



Asian Financial Performance (EBIT)



A$ Millions
70
50
30
10
-10
36
47
99
2000
2001
2002
2002-1H
2003-1H

Our First Six Months . . .


Strong Board &
Management
Team

- Active and engaged Board of Directors
  - Successful demerger and public listing
  - Strong corporate governance framework
  - Total shareholder return focus

- Focused Management
  - Continued drive to reduce fixed and conversion costs
  - Greater focus on growing revenue
    - Organic growth
    - New marketing strategies

Financials

Profit and Loss

Profitable Through the Cycle

A$ Millions	1999A	2000A	2001A	2002A	2002-1H(A)	2003-1H(A)
Revenue	4,849	4,898	4,941	4,593	2,299	2,590
EBITDA[1]	525	711	568	412	221	464
EBIT[1]	257	445	305	160	95	332
Net Profit						242
EPS (¢)						30.6

(1) Includes net profit/loss for North Star BHP Steel
(2) 1999A to and including 2002A normalised

EBIT Variance

December 2001 Half vs. December 2002 Half


A$ Millions
500
450
400
350
300
250
200
150
100
50
0
$95m
$134m
$38m
$53m
$77m
$23m
($21m)
($9m)
($58m)
$332m
December 01 Half
Export Prices
Domestic Prices
Volume / Mix
NSBHPS
Conversion & Other Costs
Raw Material Costs
Exchange Rates
Other
December 02 Half

Balance Sheet

Strong and Flexible Capital Structure

A$ Millions	As at 31 December 2002	Pro-Forma 2001
Assets		
Cash	137	170
Receivables	508	433
Inventory	766	685
Other Assets	268	302
Net Fixed Assets	3,171	3,219
Total Assets	**4,850**	**4,809**
Liabilities		
Creditors	500	479
Interest Bearing Liabilities	352	779
Provisions	904	813
Total Liabilities	**1,756**	**2,071**
Net Assets	**3,094**	**2,738**

- **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)** — **6.5%** (2002), **18.2%** (Pro-Forma 2001)

Capital Management


Strong and
Flexible Capital
Structure

- **Tax effective returns to shareholders**

- Share buyback
  - Up to 10% of ordinary shares (79.3m)
  - On market
  - During the next 12 months, but limited to 10 million up to first anniversary of public listing, subject to market conditions

- Dividend
  - Interim – declared – 9¢ fully franked
  - Final – intended – 11¢ fully franked

Cash Flow

Consistently Strong Cash Flows

A$ millions	1999A	2000A	2001A	2002A	2002-1H(A)	2003-1H(A)
Net operating cash flow before borrowing costs and income tax	725	715	631	381	244	386
Net investing cash flows						
- Capital expenditure	(191)	(90)	(105)	(162)	(57)	(76)
- Other	(20)	10	(6)	8	1	33 (1)
Net cash flow before financing and tax	514	635	520	227	188	343
Net financing cash flow						(298) (2)
Payment of income tax						(8)
Net increase in cash held						**37**

(1) *Includes impact of NS BHP Steel loan repayment of A$36m.*
(2) *Repaid A$379m of debt.*
(3) *1999A to end including 2002A normalised*

A Great Start For . . .


•SHAREHOLDERS

•CUSTOMERS


•COMMUNITIES


•EMPLOYEES

BHP Steel ... You have made the right choice


Col rbond

SEC File
No. 82-34676


BHPSTEEL LIMITED

Half Year Results Presentation
Period Ended 31 December 2002

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

27 February, 2003

SEC File
No. 82-34676

BHP STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 (03) 9666 4000 Fax: +61 (03) 9666 4111
Website: www.bhpsteel.com


BHPSTEEL

27 February 2003

Half Year Earnings Report
Six Months Ended 31 December 2002

PLEASE NOTE

BHP Steel Limited ("BHP Steel") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. However, for accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the six month period to 31 December 2002 in this report reflect a complete six months' results.

The comparative financial results, for the six month period to 31 December 2001, reflect a period when BHP Steel was a business unit of the BHP Billiton Group. This comparative financial information has been prepared on a basis consistent with pro forma information presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002. Normalisation adjustments have been made to the financial information to adjust for discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company.

A comparative NPAT result is not presented as the assets and entities that comprise BHP Steel were part of the BHP Billiton Group during the half year ended 31 December 2001 and operated under different corporate structures with different gearing, treasury and tax profiles. Accordingly, reporting borrowing costs and income tax for this period is not considered meaningful or appropriate.

2002 HALF YEAR CONSOLIDATED RESULTS VERSUS 2001 PRO-FORMA RESULTS

Earnings before interest and tax (EBIT) for the half year ended 31 December 2002 was $332m compared to a pro-forma EBIT for the half year ended 31 December 2001 of $95m. Group net profit after tax (NPAT) and minority interests for the half year ended 31 December 2002 was $242m.

The Board has approved an interim dividend of 9¢ which will be fully franked and payable on 22 April, 2003. Due to the stronger than expected earnings of the Australian operations, the Company is now able to fully frank the interim dividend whereas it was previously expected this dividend would be unfranked. This initiative is in accord with the Company's previously stated intention to, where possible, tax effectively return funds to shareholders. As previously advised, the final dividend is still expected to be fully franked.

The Board has also approved an on market buyback of up to 79.3 million (10%) of BHP Steel Limited's ordinary shares. The shares will be purchased over the next 12 months, subject to market conditions. It should be noted however, that because of the Company's lower number of shares on issue prior to the demerger from BHP Billiton in July 2002, the Company will be limited under the Corporations Law to purchasing a maximum of 10 million of its ordinary shares prior to 12 July 2003. After this date the Company will be able to acquire any remaining balance up to the total of 79.3 million ordinary shares. The Company believes the share buyback should:

- Increase earnings per share.
- Increase the return on shareholders' funds.
- Reduce the Group's weighted average cost of capital.

		6 MTHS TO 31 DEC		VARIANCE
		2002	**2001 (1)**	
Revenue	A$m	2,590	2,299	291 (+13%)
Earnings before interest, tax, depreciation and amortisation (EBITDA) (2) (3)	A$m	464	221	243 (+110%)
EBIT (2) (3)	A$m	332	95	237 (+249%)
Net borrowing costs	A$m	(11)	N/A	-
NPAT attributable to BHP Steel shareholders	A$m	242	N/A	-
Earnings per share	¢/s	30.6	N/A	
Interim dividend	¢/s	9.0	N/A	
Net cash flow from operating and investing activities	A$m	343	188	
Return on invested capital (4)	**%/a**	**15.7%**	**N/A**	
Gearing (net debt / net debt plus equity)	**%**	**6.5%**	**N/A**	

Notes:

(1) **Pro forma information as presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.**

(2) **Includes 50% share of net profit from North Star BHP Steel of $63m in 2002 ($14m loss in 2001).**

(3) **Includes one off contribution to the Australian Defined Benefit Superannuation Fund of $20m.**

(4) **Return on Invested Capital is defined as annualised net operating profit after tax over average capital employed.**

HEADLINES FOR THE HALF YEAR

- Hot Rolled Products – six month production records were achieved at the Sinter Plant and Hot Strip Mill.
- North Star BHP Steel - voted the No. 1 flat rolled steel supplier in North America in the 2002 Jacobsen Survey.
- Coated Products Australia – projects initiated to expand existing metallic coating production capacity by 150,000tpa and painting by 115,000tpa. This will support the new branded products growth strategies.
- Coated Products Asia – approved an increase in the paint line capacity in Indonesia (30,000 to 50,000tpa); moved to 100% equity in the Indonesian Coated Products business; Thailand paint line capacity increased from 75,000 to 90,000tpa; 2 new rollforming centres to be commissioned in China in March 2003.
- Safety – achieved best ever safety performance with a record low Lost Time Injury Frequency Rate (number of injuries resulting in lost work days, per million hours of work time) of 1.4, a 50% improvement over 2001/02.

VARIANCE ANALYSIS

- **Revenue**

  The $291m increase principally reflects:
  - Higher international steel prices.
  - Stronger demand in domestic markets in all reporting segments.
  - Higher export slab sales by Hot Rolled Products.
  - Partly offset by a stronger AUD/USD exchange rate.

- **EBIT**

  The $237m increase principally reflects:

  Prices ($172m favourable)
  - Higher international slab and hot rolled coil prices and the related flow-on to export coated product and Australian hot rolled coil prices.
  - Australian and Asian domestic coated product price increases.

  Sales Volumes and Product Mix ($53m favourable)
  - Significantly higher despatches largely due to increased production and stronger selling in domestic markets in all reporting segments.

  North Star BHP Steel ($77m favourable)

- Higher domestic prices received by North Star BHP Steel due to the impact of higher international prices and introduction of tariffs on hot rolled coil imported into USA, partly offset by higher scrap costs.

Costs

Conversion and other costs ($23m favourable).

- Improved labour productivity, partly offset by wage increases.
- Favourable unit cost effect of higher production volumes mainly from the Port Kembla Steelworks and Coated Products Australia together with lower maintenance costs at New Zealand Steel.

Raw material costs ($21m unfavourable)

- Higher coal and scrap costs at Port Kembla.
- Higher hot rolled and cold rolled purchased steel feed costs by the downstream Asia coating operations.
- Partly offset by lower zinc and aluminium costs.

Exchange Rates ($9m unfavourable)

- Reflects the net impact of stronger AUD/USD and NZD/USD exchange rates on both US$ denominated revenue and costs.

Other ($58m unfavourable)

- Mainly due to restructuring costs and one off $20m contribution to the Defined Benefit division of the Australian Superannuation Fund.

- **Tax**

  The effective tax rate for the six months ended 31 December 2002 was 19%. This differs from the Australian tax rate of 30% primarily due to equity accounting the net profit from the North Star BHP Steel joint venture, the utilisation of unbooked tax losses in New Zealand and tax exemptions in certain Asian operations.

CASH FLOWS AND VARIANCE ANALYSIS

	6 MTHS TO 31 DEC		VARIANCE
	2002	2001 (1)	
	A$m	A$m	A$m
Net operating cash flow before borrowing costs and income tax	386	244	142 (+58%)
Net investing cash flows (2)	(43)	(56)	13 (+23%)
Net cash fom operating and investing activities	343	188	155 (+82%)

Notes:

(1) Pro forma information as presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.

(2) Includes the repayment of funds loaned to North Star BHP Steel of $36m in 2002 ($Nil in 2001).

Variance

The $155m increase in net cash from operating and investing activities primarily reflects an increase in operating cash profits and the partial repayment of funds loaned to the North Star BHP Steel Joint Venture. Net cash movement associated with working capital is largely in line with the corresponding period. An increase in inventories in the lead up to planned maintenance in the second half of the financial year was offset by an increase in cash generated from the sale of receivables.


SEC File
No. 82-34676

GROUP REVIEW

In commenting on the half year results, the Managing Director and CEO of BHP Steel Limited, Mr Kirby Adams, said:

"I am pleased to report on our performance for the first six months as a publicly listed company. Our shareholders are being rewarded with a 100% franked dividend and a 10% share repurchase initiative. Our bank debt has been reduced during this 6 month period by $379m. Our non-executive employees were recently rewarded with a $9m accelerated incentive reward for this great start and demonstrated safe work practices throughout the Company. Net profit after tax (NPAT) for the half of $242m reflects higher prices, strong sales of our products and productivity improvements across our businesses.

The Hot Rolled Products segment has capitalised on the strong pricing environment with Port Kembla Steelworks delivering an excellent production performance whilst continuing to implement cost efficiencies. North Star BHP Steel in the USA has also set new production records and was voted the No. 1 flat rolled steel supplier in North America in the 2002 Jacobsen Survey, a major achievement. New Zealand Steel had a solid first half performance resulting from stronger sales into the New Zealand market and improved operational performance.

Major new growth initiatives to improve market share in branded products like COLORBOND®, ZINCALUME® and GALVASPAN® contributed to a very good result from the Coated Products Australia segment. This will be supported by investment in increased painting, coating and roll-forming capacity at existing sites and possible greenfield expansions currently under study."

Our Coated Products Asia segment has continued to improve its profitability, underlining the opportunities available to BHP Steel in the region. We are examining a range of market opportunities, which leverage BHP Steel's demonstrated strengths in coating, painting and forming value-added and branded flat steel products. This includes future expansion of our unique presence in Asia as well as new product and service offers."

Mr Adams continued, "Based on our first half performance, we are confident we will exceed the full year net profit of $400m, as indicated at the November 2002 Annual General Meeting. This takes into account that our second half performance will be tempered by issues such as scheduled maintenance down time at several sites, less favourable exchange rates and higher scrap prices. These higher scrap prices coupled with lower USA Midwest Hot Rolled Coil prices are expected to reduce North Star BHP Steel's second half result. In all other markets and across most products we expect prices in the second half to be at least equivalent to those realised in the first half.

Longer term, the pricing environment for flat steel products will be influenced by the extent of continued strong demand growth in China and the completion of capacity reduction initiatives internationally where we are encouraged by rationalisations recently announced in Europe, USA and Japan".

The strong operational performance is exemplified by our continued commitment to safe work processes, record low injury performance and business excellence.

The strength of our balance sheet allows us to initiate a share buyback program as well as enabling us to consider a series of growth initiatives earlier than anticipated. We will focus our growth aspirations mainly in the area of value-added branded products whilst continuing to extract additional value from our current operations through process improvements and new marketing initiatives.

We take this opportunity of thanking our customers, communities and employees for their support during public listing and our first six months as a newly listed company."

BUSINESS SEGMENT REVIEW

Summary of Results by Segment

	Revenue ($m)		EBIT ($m)	
	Half Year Ended 31 December			
	2002	2001 (1)	2002	2001 (1)
Hot Rolled Products	1,339	1,067	265	61
New Zealand Steel	277	239	21	12
Coated Products Australia	1,344	1,194	64	40
Coated Products Asia	286	266	47	36
Corporate & Group (2)	350	433	(39)	(33)
Inter-segment (2) (3)	(1,006)	(900)	(26)	(21)
Total BHP Steel	2,590	2,299	332	95

Notes:

(1) **Pro forma information as presented by the BHP Billiton Group in the Scheme Booklet dated 13 May 2002.**

(2) **Corporate and Group reflects the Transport & Logistics, Export Trading and corporate office activities. Note: the half year ended 31 December 2001 pro forma revenue as presented in the Scheme Booklet has been increased by $268m (offset by a corresponding increase in inter-segment elimination) as the Scheme Booklet was normalised to take out the effect of inter-segment Transport& Logistics and Export Trading activities.**

(3) **Inter-segment revenue reflects the elimination of internal sales between reporting segments. Inter-segment EBIT reflects an entry to remove the impact of profit-in-stock associated with inter-segment sales.**

Hot Rolled Products

This segment comprises:

- Port Kembla Steelworks, NSW, Australia (covering coke, iron, slab, plate and hot rolled coil production).
- BHP Steel's 50% interest in North Star BHP Steel, USA.
- BHP Steel's 47.5% interest in Castrip LLC, USA.

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE
	2002	2001	
	$m	$m	$m
Total Revenue	1,339	1,067	272 (+25%)
EBITDA (1)	323	118	205 (+174%)
EBIT (1)	265	61	204 (+334%)
Capex	31	17	14 (+82%)
Net Operating Assets	1,520	1,487	33 (+2%)

Notes:

(1) **Includes 50% share of net profit from North Star BHP Steel of $63m in 2002 ($14m loss in 2001).**

The $204m EBIT increase was largely due to:

- Higher Australian domestic and export prices for all products together with the benefit of higher US domestic prices for North Star BHP Steel.
- Increased production and despatches, in particular increased slab exports to Korea and USA.
- Improved operating costs mainly reflecting higher throughput and lower employment costs. The main drivers effecting throughput were additional scrap usage to increase raw steel production and the absence of the negative factors that affected the previous corresponding period such as industrial stoppages and blast furnace operational problems.
- Partly offset by higher coal and scrap costs at Port Kembla Steelworks and scrap costs at North Star BHP Steel, together with restructuring costs and the cost of a one off superannuation contribution.

The increase in capital expenditure was largely due to:

- Higher expenditure on the sinter plant emissions project which is consistent with the project schedule (this project will significantly reduce airborne emissions).

(ii) Operations Report

- Six month production records at the Hot Strip Mill (HSM) and Sinter Plant.
- The Pulverised Coal Injection Project was successfully implemented, which will reduce hot metal costs in the order of $3-4/t.
- Agreement was reached with Metserv to provide a briquetting service to convert iron bearing dusts to furnace feed (approximately 150,000t/a). This will enable the Company to cost effectively meet its EPA obligation to process these waste dusts.
- North Star BHP Steel was voted the No. 1 flat rolled steel supplier in North America in the 2002 Jacobsen Survey (ranked second in 2001).
- North Star BHP Steel increased its annual sustainable production capacity from 1.42 to 1.63mt (100% basis).
- Castrip – the successful start up continues at Nucor's new facility, in Crawfordsville, Indiana, that utilises the Castrip® technology with ramp up of this facility proceeding according to schedule.

New Zealand Steel

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE
	2002	2001	
	$m	$m	$m
Total Revenue	277	239	38 (+16%)
EBITDA	38	28	10 (+36%)
EBIT	21	12	9 (+75%)
Capex	2	6	-4 (-67%)
Net Operating Assets	491	458	33 (+7%)

The $9m EBIT increase was largely due to:

- Strong domestic demand, with higher sales to the construction and agriculture sectors.
- Higher export prices, including higher prices for export HRC to the United States, which accounted for 23% of NZ Steel's exports. Net prices, after allowing for the S.201 tariff impact, were higher than for the corresponding period.
- Lower maintenance and utility costs.
- Partly offset by a stronger NZ$ / US$ exchange rate.

(ii) Operations Report

- All operations continued to perform well following the rebuild of the No. 2 Melter during the second half of FY2002.
- Process control improvements resulted in higher yields and improved product quality.
- The Taharoa iron sands mine celebrated 30 years continuous operations.

Coated Products Australia

This segment comprises:

- Coated Products operations at Springhill, NSW and Western Port, Victoria.
- Lysaght Australia.
- Packaging Products.
- Service Centres.

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE
	2002	2001	
	$m	$m	$m
Total Revenue	1,344	1,194	150 (+13%)
EBITDA	105	78	27 (+35%)
EBIT	64	40	24 (+60%)
Capex	13	18	-5 (-28)%
Net Operating Assets	1,136	1,161	-25 (-2%)

The $24m EBIT increase was largely due to:

- Strong domestic demand. This has been led by increased demand for COLORBOND® and ZINCALUME® branded products principally in the building and construction markets.
- Higher product prices for both export and domestic sales.
- Lower zinc and aluminium metal costs.
- Partly offset by a one off superannuation contribution, higher wage rates and higher inter-segment steel feed costs.

(ii) Operations Report

- A number of projects, including process debottlenecking and equipment upgrades are underway at the Springhill and Western Port plants which will result in the metallic coating production capacity being increased by 150,000t/a and painting by 115,000t/a over the next 2-3 years at minimal capital cost. This will support the branded products market growth strategies introduced in the December half, including growth in residential roofing and fencing.
- Production records were set at the Acacia Ridge Service Centre and Western Port paint lines.
- Commissioned a new COLORBOND® slitting facility at Acacia Ridge in Queensland which will both enhance capability and enable retirement of older, less efficient equipment.
- At Packaging Products there were significant improvements in conversion and overhead costs and continued improvement in inventory turnover, whilst production increased 7% due to improved equipment efficiency and utilisation.
- Lysaght opened a new rollforming site at Forrestfield, Western Australia, replacing the Myaree and Osborne Park operations. Lysaght has also completed a new $15m rollforming site at Lyndhurst, Victoria, which will commence operations in the second quarter CY2003 and replaces the Nunawading site (to be sold in May 2003).

Coated Products Asia

This segment comprises:

- Coated Products operations in Indonesia, Malaysia and Thailand.


SEC File
No. 82-34676

- Lysaght Asia & Pacific operations in 12 countries.

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE
	2002	2001	
	$m	$m	$m
Total Revenue	286	266	20 (+7%)
EBITDA	60	48	12 (+25%)
EBIT	47	36	11 (+31%)
Capex	14	4	10 (+250%)
Net Operating Assets	456	474	-18 (-4%)

The $11m EBIT increase was largely due to:

- Higher sales volumes due to strong demand in:
  - Thailand domestic roofing and walling market.
  - Malaysia for Zincalume® trusses and frame products.
  - Indonesia in the industrial and residential building markets.
- Lower unit costs due to higher utilisation, improved operating performance and lower coating metal costs.
- Increased sales by the Lysaght Asian/Pacific operations of new products such as lightweight steel trusses and pre-engineered buildings.
- Higher sales prices across all products were offset by higher purchased steel feed costs.

The increase in capital expenditure was largely due to:

- Construction of 2 new rollforming operations in China (at Langfang and Chengdu), which are expected to be commissioned in March 2003.
- Commissioning of Smartruss™ machinery and equipment in Thailand, Malaysia and Indonesia. A Smartruss™ is a computer designed light weight roof frame.

(ii) Operations Report

- Approval was given to upgrade the paintline at Coated Products Indonesia operations. This initiative, driven by increased demand, will result in annual capacity being increased from 25,000tpa to in excess of 50,000tpa. The upgrade is expected to be completed by the end of September 2003.
- Yields were significantly improved at the metallic coating lines.
- During the period, the average production capacity at the Thailand paint line was increased from 75,000tpa to 90,000tpa at minimal capital cost.
- The Company increased its equity interest in the Indonesian coating business to 100% (previously 74%) in early January 2003.

OTHER INFORMATION

Capital Management

- During the period, the Company repaid A$379m of debt. Total debt outstanding at 31 December 2002 was A$352m.
- In terms of off balance sheet financing, North Star BHP Steel also repaid US$52m of its debt, reducing its total outstanding external debt to US$157m (100% basis) at 31 December 2002. In addition, the Company had sold A$222m of its trade receivables under its receivables securitisation program. This represents an A$44m increase from 30 June 2002.

Environment Safety & Health

- The Company continues to improve its record low injury performance. For example, the Thailand operations recently achieved 10 million man hours lost time injury free (LTI).
- The North Star BHP Steel operation has achieved a major milestone with over 2 million work hours (approaching 3 years) LTI free.
- Work continues on achieving ISO 14001 certification for environmental management systems at all operations. The majority of sites have been certified, with work progressing well at both Port Kembla Steelworks and New Zealand Steel.
- The IISI released their Charter for Sustainable Development in August 2002. BHP Steel assisted with the development of the Charter and is committed to meeting its objectives.
- The Company released details of its fifth Environmental Improvement Program for the Port Kembla Steelworks on 3 February 2003, which includes tasks such as continuous monitors for the coke ovens waste heat stacks. Since the first program was introduced in 1976, some $300m has been spent on a wide range of projects that have delivered cleaner air, cleaner water and less noise.

Interim Dividend Schedule

- Record date - 18 March 2003.
- Payment date - 22 April 2003.

For further information:

- **Media - David Goodwin, Executive Vice President Corporate Affairs**
  Tel: +61 3 9666 4020   +61 (0)419 585 298

- **Investor Relations - John Knowles, Vice President Investor Relations**
  Tel: +61 3 9666 4150   +61 (0)419 893 491

SEC File
No. 82-346[illegible]

ATTACHMENT 1

PRODUCTION AND DESPATCH REPORT

	HALF YEAR ENDED	
	DEC 2002	DEC 2001
RAW STEEL PRODUCTION ('000t)		
Port Kembla	2,582	2,347
New Zealand Steel	305	297
Sub-total	**2,887**	**2,644**
North Star BHP Steel (1)	427	392
Total	**3,314**	**3,036**
EXTERNAL DESPATCHES ('000t)		
Hot Rolled Products		
- Domestic	460	400
- Export	761	504
Coated Products Australia		
- Domestic	949	860
- Export	290	274
New Zealand Steel		
- Domestic	130	117
- Export	167	151
Coated Products Asia		
- Domestic	158	121
- Export	27	23
Total		
- Domestic	1,697	1,498
- Export	1,245	952
Sub-total	**2,942**	**2,450**
North Star BHP Steel (1)	406	380
Total	**3,348**	**2,830**

(1) Reflects BHP Steel's 50% share from North Star BHP Steel.

BHP Steel Limited
31 December 2002

SEGMENT INFORMATION

Primary reporting - business segments

Half-year 2002

	Hot Rolled Products $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Intersegment eliminations/ unallocated	Consolidated
Total segment revenue	1,339.1	1,344.0	286.1	276.8	350.5	(1,006.1)	2,590.4
Segment result	265.3	64.1	47.2	20.8	(39.0)	(26.5)	331.9
Unallocated revenue less unallocated expenses							(16.2)
Profit from ordinary activities befoe income tax expense							315.7

BHP Steel Limited
31 December 2002

INCOME TAX

Prima facie tax note

The income tax expense for the half-year differs from the amount calculated on the profit. The differences are reconciled as follows:

	31-Dec-02 $m
Profit from ordinary activities before income tax expense	315.7
Income tax calculated @ 30%	94.7
Tax effect of permanent differences	
Non deductible depreciation and amortisation	0.8
Research and development incentive	(1.0)
Share of net profits of associates	(18.8)
Unbooked tax losses now brought to account	(10.8)
Rebateable dividends	(0.4)
Exempt income	(6.0)
Other variations	(1.9)
Income tax adjusted for permanent differences	56.6
Effect of different rates of tax on overseas income	1.9
Under (over) provision in prior year	1.1
Income tax expense	**59.6**

Explanatory Statement to the Financial Report

The following Financial Report has been prepared for the consolidated BHP Steel group in accordance with the Corporations Act 2001, Australian Accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board.

BHP Steel Limited ("BHP Steel") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. In preparation for separation, certain significant BHP Steel operating entities previously owned by other entities within the BHP Billiton Group were acquired. In particular BHP Steel (AIS) Pty Ltd which operates the Port Kembla Steelworks, New Zealand Steel and Packaging Products, was legally acquired on 3 July 2002. For accounting purposes the effective separation date was 1 July 2002 and therefore the consolidated statement of financial performance and consolidated statement of cashflows reflect the results for the entire half year to 31 December 2002. However, the consolidated statement of cash flows also reflects the investing and financing associated with the acquisition of BHP Steel (AIS) Pty Ltd and the legal separation from the BHP Billiton Group.

For a comparison between the six months ended 31 December 2002 and proforma financial performance for the six months ended 31 December 2001, please refer to the Half Year Report dated 27 February 2003 (which is available on the BHP Steel website).

BHP Steel Limited

ABN 16 000 011 058

Half-year report - 31 December 2002


SEC File
No. 82-34676

Your directors present their report on the consolidated entity consisting of BHP Steel Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2002.

No comparative financial information for the six months to 31 December 2001 has been presented in accordance with Australian Acounting Standard AASB 1029, as this is the first half year in which this standard has been applied.

Directors
The following persons were directors of BHP Steel Limited during the whole of the half-year and up to the date of this report:

G J Kraehe
R J McNeilly
K C Adams
J Crabb
D J Grady
H K McCann
P J Rizzo

Review of operations

	Segment revenues 31 December 2002 $m	Segment results 31 December 2002 $m
Hot Rolled Products	1,339.1	265.3
Coated Products Australia	1,344.0	64.1
Coated Products Asia	286.1	47.2
New Zealand Steel	276.8	20.8
Corporate and Group	350.5	(39.0)
Intersegment eliminations	(1,006.1)	(26.5)
Operating revenue	2,590.4	
Operating EBIT		331.9
Net unallocated expenses		(16.2)
Profit from ordinary activities before income tax		315.7
Income tax expense/(benefit)		59.6
Profit from ordinary activities after income tax expense		256.1
Less: Net profit attributable to outside equity interest		13.8
Net profit attributable to members of BHP Steel Limited		242.3

Net profit after tax (NPAT) for the half of $242 million reflects higher prices, strong sales of our products and productivity improvements across our businesses. The Hot Rolled Products segment has capitalised on the strong pricing environment with Port Kembla Steelworks delivering an excellent production performance whilst continuing to implement cost efficiencies. North Star BHP Steel in the USA has also set new production records and was voted the No. 1 flat rolled steel supplier in North America in the 2002 Jacobsen Survey, a major achievement.

Major new growth initiatives to improve market share in branded products like COLORBOND®, ZINCALUME® and GALVASPAN® contributed to a very good result from the Coated Products Australia segment. This will be supported by investment in increased painting, coating and roll-forming capacity at existing sites and possible greenfield expansions currently under study.

Our Coated Products Asia segment has continued to improve its profitability, underlining the opportunities available to BHP Steel in the region. We are examining a range of market opportunities, which leverage BHP Steel's demonstrated strengths in coating, painting and forming value-added and branded flat steel products. This includes future expansion of our unique presence in Asia as well as new product and service offers.

New Zealand Steel had a solid first half performance resulting from stronger sales into the New Zealand market and improved operational performance.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the directors' report and financial report. Amounts in the directors' report have been rounded off to the nearest hundred thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of directors.

G J Kraehe
Chairman

K C Adams
Managing Director & CEO

Melbourne
27 February 2003

BHP Steel Limited
Consolidated statement of financial performance
For the half-year ended 31 December 2002

	31 December 2002 $m
Revenue from ordinary activities (excluding shares of equity accounted net profits of associates and joint venture partnership)	2,590.4
Changes in inventories of finished goods and work in progress	34.3
Raw materials and consumables used	(1,002.1)
Employee benefits expense	(512.6)
Depreciation and amortisation expenses	(131.6)
Diminution in value of non-current assets	-
Contracted services	(473.6)
Carrying amount of non-current assets sold	(1.3)
Other expenses from ordinary activities	(232.2)
Borrowing costs expense	(18.3)
Shares of net profits of associates and joint venture partnership accounted for using the equity method	62.7
Profit from ordinary activities before income tax expense	315.7
Income tax benefit/(expense)	(59.6)
Profit from ordinary activities after income tax expense	256.1
Net profit attributable to outside equity interest	(13.8)
Net profit attributable to members of BHP Steel Limited	242.3
Net increase (decrease) in foreign currency translation reserve	25.9
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity	25.9
Total changes in equity other than those resulting from transactions with owners as owners	268.2
	Cents
Basic earnings per share	30.6
Diluted earnings per share	30.6

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

No. 82-34676

BHP Steel Limited
Consolidated statement of financial position
As at 31 December 2002

	31 December 2002 $m	30 June 2002 $m
Current assets		
Cash assets	136.7	98.7
Receivables	496.7	2,110.8
Inventories	701.3	257.8
Other financial instruments	5.4	2.2
Other	27.6	9.4
Total current assets	1,367.7	2,478.9
Non-current assets		
Receivables	10.8	10.8
Inventories	64.6	23.4
Investments accounted for using the equity method	172.0	146.3
Other financial assets	4.9	0.2
Property, plant and equipment	3,171.3	1,065.1
Deferred tax assets	45.0	19.2
Intangible assets	2.7	0.7
Other	10.8	9.5
Total non-current assets	3,482.1	1,275.2
Total assets	4,849.8	3,754.1
Current liabilities		
Payables	499.4	351.2
Interest bearing liabilities	157.1	2,279.6
Current tax liabilities	53.7	2.8
Provisions	212.2	94.3
Total current liabilities	922.4	2,727.9
Non-current liabilities		
Interest bearing liabilities	194.7	94.5
Deferred tax liabilities	419.1	103.5
Provisions	219.4	56.5
Total non-current liabilities	833.2	254.5
Total liabilities	1,755.6	2,982.4
Net assets	3,094.2	771.7
Equity		
Parent entity interest		
Contributed equity	2,209.4	164.0
Reserves	207.9	182.9
Retained profits	630.8	387.7
Total parent entity interest	3,048.1	734.6
Outside equity interest in controlled entities	46.1	37.1
Total equity	3,094.2	771.7

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BHP Steel Limited

Consolidated statement of cash flows
For the half-year ended 31 December 2002

	31 December 2002 $m
Cash flows from operating activities	
Receipts from customers (inclusive of goods and services tax)	2,790.0
Payments to suppliers and employees (inclusive of goods and services tax)	(2,415.7)
	374.3
Dividends received	1.4
Interest received	8.4
Other revenue	10.3
Borrowing costs	(20.1)
Income taxes paid	(8.2)
Net cash inflow (outflow) from operating activities	366.1
Cash flows from investing activities	
Payment for purchase of controlled entity, net of cash acquired	(716.2)
Payments for property, plant and equipment	(76.0)
Payments for investments	(4.1)
Proceeds from sale of property, plant and equipment	1.9
Loans repaid from associates	35.6
Net cash inflow (outflow) from investing activities	(758.8)
Cash flows from financing activities	
Proceeds from issues of shares and other equity securities	2,045.4
Proceeds from demerger borrowings	565.0
Proceeds from other borrowings	357.0
Net financing of related entities	(1,797.2)
Repayment of demerger borrowings	(365.0)
Repayment of other borrowings	(371.2)
Dividends paid to outside equity interests in controlled entities	(4.3)
Net cash inflow (outflow) from financing activities	429.7
Net increase (decrease) in cash held	37.0
Cash at the beginning of the reporting period	98.7
Effects of exchange rate changes on cash	1.0
Cash at the end of the reporting period	136.7

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by BHP Steel Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

No comparative financial information for the six months to 31 December 2001 has been presented in accordance with Australian Acounting Standard AASB 1029, as this is the first half year in which this standard has been applied.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year. Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Note 2. Segment information

Reporting Segments
The consolidated entity has five business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel, Coated Products Asia and Corporate and Group.

Hot Rolled Products
Hot Rolled Products includes the Port Kembla Steelworks which was legally acquired on 3 July 2002, a 50% interest in North Star BHP Steel, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC. The Port Kembla Steelworks produces a full range of flat steel products for both the domestic and export markets. The annual production capacity is approximately 5 million tonnes.

Coated Products Australia
Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-stained steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

Coated Products Asia
Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

New Zealand Steel
New Zealand Steel comprises an operation at Glenbrook, New Zealand which was legally acquired on 3 July 2002. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of approximately 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to transport and logistics, export trading and BHP Steel corporate activities.

Note 2. Segment information (continued)

Primary reporting - business segments

Half-year 2002	Hot Rolled Products $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations / unallocated $m	Consolidated $m
Total segment revenue	1,339.1	1,344.0	286.1	276.8	350.5	(1,006.1)	2,590.4
Segment result	265.3	64.1	47.2	20.8	(39.0)	(26.5)	331.9
Unallocated revenue less unallocated expenses							(16.2)
Profit from ordinary activities before income tax expense							315.7

Note 3. Significant Items

The half year operating result includes a one-off $20 million contribution to the Australian Defined Benefit Superannuation Fund. This amount was paid into the fund in January 2003.

Note 4. Dividends

	31 December 2002 $m
Dividends not recognised at the end of the half-year	
Since the end of the half-year the directors have recommended the payment of a fully franked interim dividend of 9 cents per fully paid ordinary share. The aggregate amount of the proposed dividend expected to be paid on 22 April 2003 has not been recognised as a liability at the end of the half-year.	71.4

Note 5. Equity securities issued

	31 December 2002 Shares	31 December 2002 $m
Demerger share issue	693,000,002	2,045.4

Note 6. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

	31 December 2002 $m	30 June 2002 $m
Other persons:		
Unsecured	3.2	1.6

The above contingent liabilities relate to outstanding legal matters.

North Star BHP Steel LLC ("NSBHP"), a 50% joint venture entity, has various borrowings denominated in US dollars in the form of bank and institutional notes. Of these loans, 50% are held by the ANZ Banking Group ("ANZ"). The arrangements with ANZ would permit those loans to be put back to BHP Steel in the event of default by NSBHP. At 31 December 2002, the loans outstanding from NSBHP to ANZ amounted to $138 million.

Note 7. Events occurring after reporting date

BHP Steel Limited acquired the 26% minority interest in PT BHP Steel Indonesia on 3 January 2003 at a cost of $9.9 million.

BHP Steel Limited
Directors' declaration
31 December 2002

The directors declare that the financial statements and notes set out on pages 4 to 9:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that BHP Steel Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe
Chairman

K C Adams
Managing Director & CEO

Melbourne
27 February 2003

Independent review report to the members of BHP Steel Limited

Scope

We have reviewed the financial report of BHP Steel Limited for the half-year ended 31 December 2002, set out on pages 4 to 10, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising BHP Steel Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. BHP Steel Limited's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements and in order for BHP Steel Limited to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of BHP Steel Limited is not in accordance with:

(a) the Corporations Act 2001, including:
(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year ended on that date; and
(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young
Chartered Accountants

A I Beckett
Partner

Melbourne
27 February 2003



SEC File
No. 82-34676

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: Appendix 7B Amended 13/3/2000, 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	793,000,000
6	Whether shareholder approval is required for buy-back	Not required
7	Reason for buy-back	Part of capital management programme

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	ABN AMRO Equities Australia Limited
10	Deleted 30/9/2001	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Prior to 12 July 2003 – 9,999,999 ordinary shares 12 July 2003 to 13 March 2004 – up to 79,300,000 ordinary shares, less the number of ordinary shares purchased prior to 12 July 2003
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	14 March 2003 to 13 March 2004
13	If the company intends to buy back shares if conditions are met - those conditions	Subject to market conditions

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	[+]Record date for participation in offer Cross reference: Appendix 7A, clause 9	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ...27 February 2003
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

== == == == ==

[+] See chapter 19 for defined terms.

SEC File
No. 82-34676

Rules 4.1, 4.3

Appendix 4B

Half yearly report

Name of entity

BHP Steel Limited

ABN or equivalent company reference	Haly yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
16 000 011 058	✓		31 December 2002

For Announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$m
Revenues from ordinary activities (*item 1.1*)	up	N/A %	to	2,590
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	N/A %	to	242
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain of			-
Net profit (loss) for the period attributable to members (*item 1.11*)	up	N/A %	to	242

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend (*Half yearly report only - item 15.6*)	9.0 ¢	9.0 ¢
Previous corresponding period *(item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*see item 15.2*)

18 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. No comparative financial information for the six months to 31 December 2001 has been presented in accordance with Australian Acounting Standard AASB 1029, as this is the first half year in which this standard has been applied.

In preparation for separation, certain significant BHP Steel operating entities previously owned by other entities within the BHP Billiton Group were acquired. In particular BHP Steel (AIS) Pty Ltd which operates the Port Kembla Steelworks, New Zealand Steel and Packaging Products, was legally acquired on 3 July 2002. For accounting purposes the effective separation date was 1 July 2002 and therefore the consolidated statement of financial performance and consolidated statement of cashflows reflect the results for the entire half year to 31 December 2002. However, the consolidated statement of cash flows also reflects the investing and financing associated with the acquisition of BHP Steel (AIS) Pty Ltd and the legal separation from the BHP Billiton Group.

The Board has approved an on market buyback of up to 79.3 million (10%) of BHP Steel Limited's ordinary shares. The shares will be purchased over the next 12 months, subject to market conditions. It should be noted however, that because of the Company's lower number of shares on issue prior to the demerger from BHP Billiton in July 2002, the Company will be limited under the Corporations Law to purchasing a maximum of 10 million of its ordinary shares prior to 12 July 2003. After this date the Company will be able to acquire any remaining balance up to the total of 79.3 million ordinary shares. The Company believes the share buyback should: increase earnings per share, increase return on shareholder's funds and reduce the Group's weighted average cost of capital.

This is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $m	Previous corresponding period - $m
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	2,590.4	-
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	2,319.1	-
1.3	Borrowing costs	18.3	-
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	62.7	-
1.5	**Profit (loss) from ordinary activities before tax**	**315.7**	**-**
1.6	Income tax on ordinary activities *(see note 4)*	59.6	-
1.7	**Profit (loss) from ordinary activities after tax**	**256.1**	**-**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**256.1**	**-**
1.10	Net profit (loss) attributable to outside +equity interests	13.8	-
1.11	**Net profit (loss) for the period attributable to members**	**242.3**	**-**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	25.9	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	25.9	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**268.2**	**-**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	30.6 ¢	- ¢
1.19	Diluted EPS	30.6 ¢	- ¢

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $m	Previous corresponding period $m
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	256.1	-
1.21	Less (plus) outside +equity interests	13.8	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**242.3**	**-**

Revenue and expenses from ordinary activities

(see note 15)

		Current period $m	Previous corresponding period $m
1.23	Revenue from sales and services		
	Sale of goods	2,489.8	-
	Rendering of services	78.3	-
	Total revenue from sales and services	2,568.1	-
1.24	Interest revenue		
	Other interest income	8.2	-
1.25	Other relevant revenue		
	Dividend income	1.3	-
	Other revenue	10.4	-
	Proceeds on sale of PPE	2.4	-
	Total other relevant revenue	14.1	-
	Total revenue from ordinary activities	**2,590.4**	**-**
1.26	Details of relevant expenses		
	Changes in inventories of finished goods and work in progress	(34.3)	-
	Raw materials and consumables used	1,002.1	-
	Employee benefits expense	512.6	-
	Contracted Services	473.6	-
	Carrying amount of non-current assets sold	1.3	-
	Other expenses	232.2	-
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	131.6	-
	Total expenses from ordinary activities	**2,319.1**	**-**
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	1.7	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

Consolidated retained profits

1.30	Retained profits (accumulated losses) at the beginning of the financial period	387.7	-
1.31	Net profit (loss) attributable to members (*item 1.11*)	242.3	-
1.32	Net transfers from (to) reserves *(details if material)*	0.8	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**630.8**	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $m (a)	Related tax $m (b)	Related outside +equity interests $m (c)	Amount (after tax) attributable to members $m (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $m	Previous year - $m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	-	-
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	-	-

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $m	As shown in last annual report $m	As in last half yearly report $m
	Current assets			
4.1	Cash	136.7	98.7	-
4.2	Receivables	496.7	2,110.8	-
4.3	Other financial instruments	5.4	2.2	-
4.4	Inventories	701.3	257.8	-
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	27.6	9.4	
4.7	**Total current assets**	**1,367.7**	**2,478.9**	**-**
	Non-current assets			
4.8	Receivables	10.8	10.8	-
4.9	Investments (equity accounted)	172.0	146.3	-
4.10	Other financial assets	4.9	0.2	-
4.11	Inventories	64.6	23.4	-
4.12	Exploration and evaluation expenditure capitalised (see para. 71 of *AASB 1022*)	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	3,171.3	1,065.1	-
4.15	Intangibles (net)	2.7	0.7	-
4.16	Tax assets	45.0	19.2	-
4.17	Other (provide details if material)	10.8	9.5	
4.18	**Total non-current assets**	**3,482.1**	**1,275.2**	**-**
4.19	**Total assets**	**4,849.8**	**3,754.1**	**-**
	Current liabilities			
4.20	Payables	499.4	351.2	-
4.21	Interest bearing liabilities	157.1	2,279.6	-
4.22	Tax liabilities	53.7	2.8	-
4.23	Provisions exc. tax liabilities	212.2	94.3	-
4.24	Other (provide details if material)			
4.25	**Total current liabilities**	**922.4**	**2,727.9**	**-**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	194.7	94.5	-
4.28	Tax liabilities	419.1	103.5	-
4.29	Provisions exc. tax liabilities	219.4	56.5	-
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**	**833.2**	**254.5**	**-**
4.32	**Total liabilities**	**1,755.6**	**2,982.4**	**-**
4.33	**Net assets**	**3,094.2**	**771.7**	**-**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.34	Capital/contributed equity	2,209.4	164.0	-
4.35	Reserves	207.9	182.9	-
4.36	Retained profits (accumulated losses)	630.8	387.7	-
4.37	**Equity attributable to members of the parent entity**	**3,048.1**	**734.6**	**-**
4.38	Outside +equity interests in controlled entities	46.1	37.1	-
4.39	**Total equity**	**3,094.2**	**771.7**	**-**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred)

		Current period $m	Previous corresponding period - $m
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**-**	**-**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $m	Previous corresponding period - $m
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**-**	**-**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $m	Previous corresponding period - $m
	Cash flows related to operating activities		
7.1	Receipts from customers	2,790.0	-
7.2	Payments to suppliers and employees	(2,415.7)	-
7.3	Dividends received from associates	-	-
7.4	Other dividends received	1.4	-
7.5	Interest and other items of similar nature received	8.4	-
7.6	Interest and other costs of finance paid	(20.1)	-
7.7	Income taxes paid	(8.2)	-
7.8	Other (provide details if material)	10.3	-
7.9	**Net operating cash flows**	**366.1**	-
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(76.0)	-
7.11	Proceeds from sale of property, plant and equipment	1.9	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by associates	35.6	-
7.16	Other (provide details if material)		-
	Payment for purchase of controlled entities, net of cash acquired	(716.2)	-
	Payment for purchases of short term deposits	(4.1)	-
7.17	**Net investing cash flows**	**(758.8)**	-
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	2,045.4	-
7.19	Proceeds from other borrowings	357.0	-
7.20	Repayment of other borrowings	(371.2)	-
7.21	Dividends paid	-	-
7.22	Other (provide details if material)		-
	Proceeds from demerger borrowings	565.0	-
	Repayment of demerger borrowings	(365.0)	-
	Net financing of related entities	(1,797.2)	-
	Dividends paid to outside equity interest	(4.3)	-
7.23	**Net financing cash flows**	**429.7**	-
7.24	**Net increase (decrease) in cash held**	**37.0**	-
7.25	Cash at beginning of period *(see Reconciliation of cash)*	98.7	-
7.26	Exchange rate adjustments to item 7.25.	1.0	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**136.7**	-

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

Not applicable

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $m	Previous corresponding period - $m
8.1	Cash on hand and at bank	116.6	-
8.2	Deposits at call	20.1	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**136.7**	-

Other notes to the condensed financial statements

	Ratios	Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	12.19 %	- %
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	7.95 %	- %

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period
Net profit attributable to members	$242.3m
Weighted average number of shares - Basic EPS	793 m
Weighted average number of shares - Diluted EPS	793 m

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$ 3.84	$ -

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not Applicable

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	BHP Steel (AIS) Pty Ltd
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ 143.8m
13.3	Date from which such profit has been calculated	1 July 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	22 April 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	18 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	- ¢	- ¢	- ¢
15.5		Previous year	- ¢	- ¢	- ¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	9.0 ¢	9.0 ¢	- ¢
15.7		Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	9.0 ¢	- ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities

		Current period $m	Previous corresponding period - $m
15.10	+Ordinary securities	71.4	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**71.4**	**-**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $m	Previous corresponding period - $m
16.1	Profit (loss) from ordinary activities before tax	62.7	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after tax**	**62.7**	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**62.7**	-
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) to associates and joint venture entities.**	**62.7**	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1	**Equity accounted associates and joint venture entitites**	Current period	Previous corresponding period	Current period - $m	Previous corresponding period - $m
	North Star BHP Steel	50.0%	-%	62.7	-
17.2	**Total**	-	-	**62.7**	-
17.3	Other material interests	-	-	-	-
17.4	**Total**	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	- -	- -	- -	- -
18.3	**+Ordinary securities**	793,000,000	793,000,000	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	693,000,002 -	693,000,002 -	- -	- -
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
18.7	**Performance Rights** *(refer to pages 12-14 of the 30 June 2002 annual report for terms and conditions)*			Exercise price	Expiry date (if any)
18.8	Issued during current period	21,348,300	21,348,300	various	various
18.9	Exercised during current period	-	-	$ -	
18.10	Expired during current period	-	-	$ -	
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matures, converted	- -	- -		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matures, converted	- -	- -		

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of accounts preparation

19.1 This report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. **It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.** The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Please refer to the Half Year profit release.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

BHP Steel Limited acquired the 26% minority interest in PT BHP Steel Indonesia on 3 January 2003 at a cost of $9.9 million.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The BHP Steel Limited Group will have sufficient franking credits available to fully frank the interim dividend. The final dividend in respect of the year ending 30 June 2003 is still expected to be fully franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

NIL

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

The increase in contingent liabilities of $1.6m since 30 June 2002, is due to the acquisition of BHP Steel (AIS) Pty Ltd on 3 July 2002.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties	-
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act 2001.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 27 February 2003
Company Secretary

Print name: Michael Barron

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act 2001 must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act 2001 financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act 2001 as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

    The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

    Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

News Release

Release Time: IMMEDIATE
Date: 11 February 2003

BHP Steel announces new President for New Zealand Steel

BHP Steel Limited today announced Mr Bill Jacob will succeed Mr Cyril Benjamin as President New Zealand Steel, effective 1 April 2003. Mr Jacob will report to BHP Steel's President Industrial Markets, Mr Lance Hockridge.

Managing Director and CEO, BHP Steel, Mr Kirby Adams said: "Mr Jacob has strong international experience accompanied with a sales and marketing background in the flat products steel business. He brings with him a broad range of experiences, principally in the North American steel industry, that are a good match with the role, responsibilities and challenges facing New Zealand Steel."

Most recently, Mr Jacob held the role of Executive Vice President and Chief Commercial Officer with ADS Logistics, the largest provider of integrated logistics services to the metals industry in the United States. Prior to that he held senior roles with Duferco Farrell Corporation, a flat products steel producer; and from 1976-1999 held a range of sales and marketing roles with LTV Steel Company.

Outgoing President New Zealand Steel, Mr Cyril Benjamin, will be returning to a role in Australia with BHP Steel at the end of March, prior to his intended retirement at the end of 2003.

Mr Adams said: " In the almost four years that Cyril has led New Zealand Steel he has earned broad respect in the New Zealand business community. Cyril has steered New Zealand Steel through some difficult times and can depart knowing he has left the business in good shape."

New Zealand Steel

New Zealand Steel operates a steel plant at Glenbrook, south of Auckland, on New Zealand's North Island, producing a full range of flat steel products for both domestic and export markets. It operates at an annual crude steel production rate of approximately 600,000 tonnes. New Zealand Steel exports more than half of its steel production through BHP Steel's network of international sales offices.

Contact:
May Goh
Media Relations
BHP Steel Limited
Telephone: +61 3 9666 4023
Mob: +61 (0) 402 015 900

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kirby Clarke Adams
Date of last notice	2 September 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 December 2002
No. of securities held prior to change	302,212
Class	Fully paid ordinary shares
Number acquired	100,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$314,600
No. of securities held after change	402,212
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	8 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	25 November 2002
No. of securities held prior to change	15,000
Class	Fully paid ordinary shares
Number acquired	5,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,950
No. of securities held after change	20,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BHP STEEL LIMITED

ABN

16 000 011 058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	SHARE RIGHTS OVER FULLY PAID ORDINARY SHARES.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,645,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICES IS NIL. UPON EXERCISE, SHARES MUST BE HELD UNTIL YEAR 5. SHARES REVERT TO THE PLAN TRUST IF THE EMPLOYEE RESIGNS OR IF HIS/HER EMPLOYMENT IS TERMINATED FOR CAUSE. REFER TO PP 96-98 OF THE SCHEME BOOKLET FOR DETAILS.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NO • FROM THE DATE OF EXERCISE (SUBJECT TO PERFORMANCE CONDITIONS). • N/A • N/A
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	AS PART OF THE LONG TERM INCENTIVE PLAN FOR (KEY) EMPLOYEES.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 SEPTEMBER 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
793,000,000	FULLY PAID ORDINARY SHARES.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,645,100	SHARE RIGHTS (UNDER LTIP).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO CHANGE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 October 2002
(Director/Company secretary)

Print name: DAVID CANTRICK-BROOKS

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	29 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 November 2002
No. of securities held prior to change	412,056
Class	Fully paid ordinary shares
Number acquired	100,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$306,000.00
No. of securities held after change	512,056
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

BHP Steel Limited (ABN 16 000 011 058)

Results of voting at the Annual General Meeting of BHP Steel Limited held on Monday, 18 November 2002

DISCLOSURE OF PROXY VOTES (as per section 251AA)

All resolutions decided by a show of hands

Number of proxy votes exercisable	Breakdown of number of proxy votes exercisable								Result
	For	%	Against	%	Open	%	Abstain*	%	
Resolution 2(a) - Re-election of Mr G J Kraehe as a Director of the Company									
270,939,072	244,544,283	90.26%	889,035	0.33%	25,505,754	9.41%	2,236,213	N/A	Passed
Resolution 2(b) - Re-election of Ms D J Grady as a Director of the Company									
270,940,040	242,957,867	89.67%	2,339,895	0.86%	25,642,278	9.46%	2,235,245	N/A	Passed
Resolution 3 - Appointment of Ernst & Young as Auditor of the Company									
271,281,495	245,129,593	90.36%	543,574	0.20%	25,608,328	9.44%	1,893,790	N/A	Passed

* Abstentions are not included in computing the required majority.



SEC File
No. 82-34676

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	18 November 2002
Subject	**Disclosure of proxy votes**	Total pages including header	2

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow the results of voting at today's Annual General Meeting of BHP Steel Limited.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com

BHP Steel Limited (ABN 16 000 011 058)

Results of voting at the Annual General Meeting of BHP Steel Limited held on Monday, 18 November 2002

DISCLOSURE OF PROXY VOTES (as per section 251AA)

All resolutions decided by a show of hands

Number of proxy votes exercisable	Breakdown of number of proxy votes exercisable							
	For	%	Against	%	Open	%	Abstain*	%
Resolution 2(a) - Re-election of Mr G J Kraehe as a Director of the Company								
270,939,072	[illegible]	90.26%	[illegible]	0.33%	[illegible]	9.41%	[illegible]	N/A
Resolution 2(b) - Re-election of Ms D J Grady as a Director of the Company								
270,940,040	[illegible]	89.67%	[illegible]	0.86%	[illegible]	9.46%	[illegible]	N/A
Resolution 3 - Appointment of Ernst & Young as Auditor of the Company								
271,281,495	[illegible]	90.36%	[illegible]	0.20%	25,608,528	9.44%	[illegible]	N/A

* Abstentions are not included in computing the required majority.



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Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	18 November 2002
Subject	**AGM addresses**	Total pages including header	18

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow addresses delivered by the Chairman, Mr Graham Kraehe, and the Managing Director & CEO, Mr Kirby Adams, at today's Annual General Meeting of BHP Steel Limited.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com

BHP STEEL LIMITED

ANNUAL GENERAL MEETING – 18 NOVEMBER 2002

CHAIRMAN'S ADDRESS

As you registered for the meeting today, one of the documents handed to you was a copy of the Directors' Report for the year ended 30 June 2002 which includes a Corporate Governance Statement by your Directors.

The other part of our statutory report is, of course, the financial statements.

The timing of the demerger from BHP Billiton gave rise to a number of unusual issues concerning reporting of the BHP Steel financial year ended 30 June 2002.

Some of those issues relate to the contents of the financial statements and I will address those issues when we come to that item of business later in the meeting.

Your Directors thought it important that the Directors' Report and Corporate Governance Statement provide shareholders with information relevant to the new BHP Steel.

Accordingly, the Directors' Report and Corporate Governance Statement reflect the policies we have put in place subsequent to public listing.

Your Directors wanted to give shareholders a report, which outlines comprehensively our approach to corporate governance and remuneration policy and with full transparency.

Corporate governance and remuneration policy were explained in some detail in the public listing documents but we have been very active since then.

Also, since remuneration is currently a sensitive issue we have decided to go beyond the strict disclosure requirements and provide forward looking information in respect of the 2002/03 year.

Additional copies of the Directors' Report and copies of the financial statements are available here today and on the Company website, or shareholders can request a copy from the Share Registry.

I encourage you to read the Corporate Governance and Remuneration Statements in particular.

<u>Corporate Governance</u>

Let me now make some comments about corporate governance which is a key focus of shareholders following recent, well- publicised corporate excesses, particularly those in the United States.

Your Board places great importance on governance of the Company and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

* the generation of rewards for shareholders;

* the supply of goods and services to our global customers; and

* the provision of meaningful employment for employees - in a way which contributes to the welfare of the community.

The Board's task is to govern on behalf of all shareholders and it recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner.

Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in the Company's shares.

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BHP Steel group and is implementing a set of corporate governance policies which we believe represent best practice.

We will continue to review and develop these policies.

With the exception of the CEO, your Board is comprised of independent non-executive Directors, with a wide range of complementary business experience and skills.

The Board has specifically reserved to itself a number of key matters, including:

* confirming the strategic direction of the Group;
* succession planning and appointment of senior executives;
* approval of CEO performance targets;
* appointment of auditors;
* approval of the financial statements;
* approval of significant capital expenditure;
* approval of the Company's remuneration policy; and
* review of operating results.

The Board has delegated responsibility for day-to-day operation and administration to executive management, led by Chief Executive, Kirby Adams.

The levels of authority for management are documented.

To assist in the discharge of its duties, the Board has established a number of sub-committees.

These are:

* the Audit and Risk Committee;
* the Remuneration Committee;
* the Health, Safety and Environment Committee; and
* the Nomination Committee.

In addition a Public Listing Committee, chaired by Kevin McCann, was formed in March and met on a total of 16 occasions before and immediately after the public listing.

The role of the Public Listing Committee was to prepare for the formal separation of BHP Steel from BHP Billiton.


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Since public listing, the full Board has met five times to:

* establish a governance framework;

* review business performance;

* establish new delegated authorities;

* review reporting systems;

* agree CEO performance targets; and

* meet with key staff and line management to review presentations, performance, and strategy.

Meetings have been held in Melbourne, Sydney and Port Kembla and next year the Board plans to meet at those locations and also at Western Port here in Victoria, and in Asia.

In addition, individual Directors have visited various sites as part of their induction.

The Board is scheduled to meet at least nine times in the current financial year to review matters such as the financial performance, current trading and key business initiatives, strategy, budget and business plans.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

The Remuneration Committee, chaired by Diane Grady, has been very active, having met eight times since public listing.

Its activities have included:

* reviewing remuneration schemes;

* reviewing performance hurdles and agreeing performance targets for 2002/03; and

• revisiting the composition of executive incentive arrangements taking into account market comparisons, shareholder expectations, commitments by BHP Billiton and contractual issues.

As a result, for a September 2002 issue under the Long-term Incentive Plan, we modified our approach from options to performance rights (although we reserve the right to further modify the mix in future).

We are of the view that both options and performance rights can be an appropriate part of remuneration strategy provided the performance targets are challenging.

The targets for BHP Steel are based on Total Shareholder Return or TSR (share price & dividends) outperforming the ASX 100.

There will be no awards against this criteria unless we outperform 50% of the other companies in this index while full awards require us to outperform 80% of the companies so that executives will be rewarded if shareholders are rewarded.

Short-term targets also relate largely to shareholder value and profit measures with a smaller component based on safety and business excellence targets.

All members of the Remuneration Committee are independent, non-executive Directors.

In relation to audit and risk management, the Board reviews the effectiveness of internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee.

PriceWaterhouse Coopers assists the Board by providing a comprehensive internal audit service and Ernst & Young was engaged as external auditor following the separation of your Company from BHP Billiton.

A resolution of shareholders to approve this appointment will be proposed later in this meeting.

The Audit and Risk Committee, chaired by Paul Rizzo, has met twice since public listing and, in addition to the matters already outlined, has:

* reviewed external and internal audit plans; and

* reviewed the risk profile of the organisation.

The Audit and Risk Committee is composed entirely of independent, non-executive Directors.

Your Company is also committed to meeting high standards of compliance in relation to its health, safety, environmental and community responsibilities.

The Health Safety & Environment Committee, chaired by John Crabb has met since public listing to:

* review and approve the Health, Safety, Environment & Community Policy; and

* ensure that performance in the area of occupational health and safety is an integral part of reporting systems in the Company.

The Health, Safety and Environment Committee Charter requires that the Committee meet at least four times per year.

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level.

This will require us to periodically assess the skill-set necessary to meet the BHP Steel Group's demands.

A Nomination Committee comprising all the non-executive Directors will be chaired by me and will hold its first meeting early next year.

We have also held one non-executive Director meeting for a preliminary review of Board practice and effectiveness.

Similar meetings are scheduled for next year.

In addition to the work of the Board and its sub-committees, a Code of Conduct and policies covering dealings in the Company's shares and continuous disclosure have also been put in place.

The Code of Conduct provides a common behavioural framework for all the Company's employees, irrespective of their specific job, direct employer or location in the world.

The objective of the share dealing policy is to ensure that shareholders, customers and the

business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

So, in summary, your Board has been hard working and very active in reviewing and approving the governance structure of your Company.

Our objective has been to adopt and establish best practice and I am confident that the governance systems we have put in place are of a high order.

I think it is important to note that the systems inherited from BHP Billiton reflected a strong corporate governance culture and we have been able to modify these systems, where appropriate, to reflect the scale and focus of BHP Steel as a stand-alone entity.

Let me now make a few brief comments on the 2002 year.

2002 year

As I have explained, we are required to provide accounts for the business as it was structured last year.

Therefore the accounts required by law are tabled today and are also available on the BHP Steel website.

We would be happy to take questions on those accounts after the meeting, but I must warn shareholders that the accounts relate to a very different business from today's BHP Steel.

Much more relevant for today's meeting is the pro-forma Annual Earnings Report for the year ending June 2002 and comparison to the forecast contained in the public listing documents.

This was released to the market in August with profit before interest and tax of A$160 million versus a forecast of A$167 million.

This earnings result was achieved despite:

* record low international prices for steel;

* global industry overcapacity in excess of 150 million tonnes; and

* unnecessary industrial action at our Port Kembla and Western Port plants.

Current Trading and Outlook

I would now like to turn to the 2003 year and give shareholders an outline of current trading and the outlook for the full year.

The public listing documents outlined a number of risk factors associated with the business and the sensitivity around key assumptions in the 2003 forecast.

In particular the high level of sensitivity to movements in international hot rolled coil prices was highlighted.

Other sensitivities included:


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* US tariffs;

* Australian dollar/US dollar exchange rate relativities;

* slab production in Australia and New Zealand; and

* the spread between hot rolled coil and scrap prices in North America as they impact on North Star BHP Steel.

For the four months to the end of October hot rolled coil prices, particularly in the US market have been well ahead of the forecast assumptions, partly offset by exchange rates which have been unfavourable.

All other profit drivers have been in line with, or positive compared with the forecast assumptions. In addition:

* production volumes and conversion costs at Port Kembla, New Zealand Steel and North Star have been in line with, or better than plan, with Port Kembla achieving record production in several months;

* Australian domestic demand has continued to be strong driven by housing, manufacturing and automotive markets - while export demand has also been strong;

* our Asian operations are also performing ahead of plan despite absorbing feed material price increases; and

* safety performance continues to achieve a high standard with new records being set.

So in summary, performance for the first 4 months has been excellent.

Your Board met this morning to review management's updated outlook for the 2003 year.

Following the meeting we released an announcement to the Stock Exchange that we now expect the full-year profit to be in the order of A$400 million.

This represents a significant lift on the Scheme Booklet full year forecast of A$254 million.

Copies of this morning's announcement were available as you entered the meeting.

I am sure you will agree that BHP Steel has had a great start as an independent public company.

Mr Adams will elaborate on the factors underpinning our current performance in a few minutes.

Dividends

As a result of the excellent start to the year your Directors are able to reconfirm their intention to pay the dividends outlined in the public listing documents, that is 9 cents in April and 11 cents in October.

A strong first half profit will also improve the franking position and we now anticipate that the October dividend will be franked at close to 100% versus the Scheme Booklet Forecast of 40%.


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Capital Management

With strong cash flow, and working capital running below forecast levels, BHP Steel now has a very strong balance sheet.

This will enable us to pursue the growth strategies outlined in the public listing process, to pay down debt and to evaluate alternative capital management strategies.

The Board is committed to the Asian growth strategy, has approved capital for expansion in China and is considering other Asian opportunities.

We will also undertake a series of initiatives to increase our Australian coating capacity in response to market demand.

A number of projects, involving the expenditure of approximately A$36 million, will increase our Australian metallic coating capacity by 150,000 tonnes (or 10%) and increase the capacity of our Australian paint lines by 115,000 tonnes (or 19%).

Shareholder Base

The demerger of BHP Steel and its separate listing has seen a considerable churn of shareholders with some 70% of shares being traded in the period 15 July to 15 November.

This was in line with expectations.

The other key feature of our share register is the total of 270,000 shareholders which reflects in part the old BHP Billiton shareholder base.

This is an extremely large number of shareholders for a company of our size and is costly to service.

I encourage small shareholders who hold less than 179 shares, and are eligible, to top-up their holding using the Top-Up Facility currently operating.

I would also remind small shareholders with less than 179 shares that, under the Small Holding Sale Facility, your shares will be sold on market unless you have elected to top-up your holding or have notified the Company.

Documentation was mailed to shareholders with the Notice of Meeting.

The closing date is 27 November.

Shareholders wanting more information on the facility can contact the Company's Share Registry or can visit BHP Steel's website.

I conclude by thanking Kirby Adams, our CEO, and his management team and all employees for an excellent performance over the past year and for their major contribution to the success of the public listing.

My Board colleagues have worked very hard in preparing for the public listing, establishing a governance structure and reviewing the Company's performance and strategy.

This has enabled us to "hit the ground running" and has contributed to the successful launch of BHP Steel and to the great start it has made as an independent company.

I thank them for their input and support.

I now ask the CEO, Kirby Adams, to speak to you about your Company, BHP Steel.

Mr Adams has been CEO of BHP Steel for about two and a half years, and during that time has been driving considerable change through the organisation.

Last month Mr Adams was elected a Vice Chairman of the world's steel organisation, the International Iron & Steel Institute which is a positive endorsement of Mr Adams personally and of BHP Steel's status in the international steel industry.

Kirby also had the good judgement to become an Australian citizen in July this year!

I now ask him to address you.

Graham Kraehe
Chairman


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BHP STEEL LIMITED

ANNUAL GENERAL MEETING – 18 NOVEMBER 2002

MANAGING DIRECTOR & CEO'S ADDRESS

Ladies and gentlemen, we know our shareholders are the foundation to our Company.

Since our public listing (100 days ago) you have chosen to retain your shares or purchase more.

Thank you for your support and confidence.

We believe "you have made the right choice".

In return, we have, and will continue to operate this business in a safe and profitable manner.

We strive to deliver you returns, both in the form of dividends and capital appreciation.

How are we going to achieve this?

By being a very different kind of steel products business within the global steel industry.

Structurally, our demerger from BHP Billiton has significantly enhanced our ability to manage and grow our business, to give due attention to our customers, and to maximise value for all stakeholders.

Next there are the values and beliefs your Company holds, which I will talk about in a minute.

And lastly, our mix of operations, products, customers and channels to market.

Values / Beliefs

Before BHP Steel's public listing, a team of employees – people from plants across our business and senior executives like myself – came together to develop a new charter for our Company which we've called *Our Bond.*

What is *Our Bond*?

It's a statement of what we believe and of what we value.

Our Bond provides every employee with a clear focus on the things that really matter at BHP Steel.

And it provides you, our shareholders, with a guide to how we think.

Here it is on the screen.

The fact that "*our customers are our partners*" is a central and defining message of the new BHP Steel.

Our people are our strength ...and they are the essence of the enterprise you know and invest in today.

For you, *our investors, we commit to continuing profitability and growth in value, which together make us all stronger.*

And of course, we live and work in the communities in which we produce our steel products.

We acknowledge we are guests in those communities and we have to make sure we don't wear out our welcome.

So, what am I trying to get across to you?

That BHP Steel is a customer focused, market driven manufacturing company.

We are not a mining company.

We provide trusted steel inspired solutions.

We are one of the largest listed manufacturing companies in Australia, and one of the largest exporters of value-added manufactured goods.

Products

Let's talk now about our products and customers.

BHP Steel specialises in the production of flat steel products –including slab, coil, plate, tinplate, and value-added metallic coated and painted steel products.

BHP Steel supplies around 80 per cent of all flat steel products sold in the Australian and New Zealand markets.

And we have a strong and growing presence in the markets of Asia.

Our customers who use BHP Steel are primarily in the building and construction, manufacturing, packaging and automotive industries.

We have an array of channels to market, including direct sales to end-use customers, and selling through multiple steel distributors.

Our steel is converted into over 600,000 tonnes of pipe and tube by important customers such as OneSteel, Smorgon Steel and Orrcon.

We also sell to more than 50 steel roll formers throughout our region.

These rollforming customers take our Zincalume® and Colorbond® steel and cut and shape it for applications such as residential roofing, fencing and industrial roofing and walling.

These rollforming customers include our own BHP Steel Lysaght Division.

In the building products segment, Lysaght has a strategic imperative to grow applications for steel in construction, from roofing, to fencing, to steel high rise construction and steel framed houses.

We sell steel plate to fabricators for conversion into products such as water tanks and wind towers.

We sell tinplate to can producers such as Visy, Amcor and National Can Industries.

So when you go to the supermarket and buy a can of baked beans, or to the hardware store to buy a can of paint, you are buying products that are safely packaged in BHP Steel.


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We also sell steel to the four Australian automotive manufacturers.

And to automotive component manufacturers, here in Melbourne and elsewhere.

On the roads, many of you will have seen the new Toyota Camry.

BHP Steel supplies about 65% of the steel in the new Camry.

And BHP Steel has developed a prototype ultra-light steel auto body or ULSAB, which is on display in the foyer of this building.

The ULSAB was developed by BHP Steel in conjunction with the automotive industry and promises to deliver significant environmental and safety benefits if adopted by the carmakers.

In the whitegoods industry we sell steel to Electrolux and others for the manufacture of refrigerators, cookers, washers and dryers.

So our Colorbond® and Zincalume® steel and tinplate steel are all around us, everywhere, everyday.

Offshore

We also have a number of important international customers.

Customers who purchase our steel slab or coil for further processing into finished steel products.

In Korea, the Dongkuk Iron & Steel Company has been purchasing slabs from BHP Steel for 24 years.

These slabs are processed into plate, primarily for the giant Korean shipbuilding industry.

In June this year BHP Steel supplied its two millionth tonne of slab to Dongkuk.

Here we are with our customer celebrating this occasion.

Steelscape, once a BHP Steel operation, located in Washington state, buys 250,000 tonnes of hot rolled coil per year to supply the US building and construction market.

Last week we celebrated the supply of the one-millionth tonne of steel coil since our relationship with Steelscape began in 1997.

Technology

Your Company also has some very interesting steel technologies.

One example is our joint venture with Nucor Corporation and IHI of Japan to develop Castrip technology.

This initiative is to market and license the intellectual property related to the twin-roll direct casting of carbon and stainless steels.

This is usually referred to as 'thin strip casting'.

This technology was developed by BHP Steel in the 1990s.

In May this year, the first Castrip plant at Crawfordsville, Indiana was commissioned, and it's now routinely casting carbon steel coils – the first in the world.

Brands

Another reason why BHP Steel is a different kind of steel products company is our range of market leading, value-added brands as reinforced in our recent Colorbond TV ads - "The Right Choice".

So, with this globally diverse group of customers, with our leading products and brands, and with our unrivalled network of operations, rollformers and service centres in our region, we have the foundations in place for continued profitability, growth and success.

Financials

Let me remind you that BHP Steel has:

* been profitable throughout the ups and downs of the steel business cycle;

* a consistent record of strong cash flows;

* a strong and flexible capital structure;

* a very good and improving safety record; and

* relative to most steel producers, BHP Steel is low cost.

Since 1999, your Company, BHP Steel, has remained consistently profitable and generated, on average, over A$500 million EBITDA per year.

In FY 2002, BHP Steel generated A$227 million in net cash and generated earnings before interest and tax of A$160 million.

This result was delivered despite record low international prices for flat steel – the lowest for 20 years despite global industry overproduction, despite unnecessary and harmful industrial action at several sites, and despite the challenges of public listing.

We are proud of last year's performance given these challenges.

But, this is a new year and a new beginning for BHP Steel Limited.

Accordingly, we are delighted that the Chairman has been able to announce an upgrade of over 50 per cent in our expected net profit after tax for this current financial year to approximately A$400 million.

So, how has this upgrade come about?

The Directors and senior management of BHP Steel have made this upward revision after consideration of the overall production, despatch, productivity, cost and prices achieved in the first four months of this financial year, and with a good understanding of how those factors will look for the next few months.

In particular, we have realised an increase in the average price of hot rolled coil in overseas markets of over US$40 per tonne for the first four months of 2003.

The spread between scrap costs and selling prices in the USA has widened more than anticipated at North Star BHP Steel.

Overall, our production levels are up and despatches are running 16 per cent ahead of last year.

Unit costs are down and productivity is up.

We will provide all of these details when our first half results are released in February 2003.

Balance Sheet / Gearing

As well as being consistently profitable, BHP Steel also has a strong and flexible capital structure.

In July, we started our new life with a gearing ratio – expressed as net debt to net debt plus equity - of approximately 18%, and an ability to achieve an investment grade credit rating.

Since July we have repaid about A$200 million of debt, bringing our net debt level to A$420 million and gearing to 12 per cent.

We now have one of the strongest balance sheets in the world steel industry. This provides a strong foundation for future growth, and gives us confidence we can meet whatever challenges may come our way.

So that's our record in financial terms, but what about the other qualitative aspects of our business?

Safety

At BHP Steel we are passionate about safety.

We have a series of core safety beliefs.

We believe in zero harm to our employees, to our suppliers and to our contractors.

Put simply, our commitment to anyone on our 65 sites is for them to leave in the same condition as they arrive.

In our industry, as well as many others, safety is measured in terms of Lost Time Injury Frequency Rate (LTIFR) – 10 years ago at BHP Steel, the LTIFR was 35.

I'm enormously proud to tell you that in the year just finished we've reduced that to 2.7 for nearly 12,000 employees and over 4,000 equivalent contractors on our 65 sites in 20 countries.

That's an exceptional performance and it makes BHP Steel a leader in safety in the steel industry and indeed in the Australian manufacturing sector.

In Thailand we just celebrated 10 million hours without a Lost Time Injury or 'LTI'.

We have an expression at BHP Steel: "If you can't manage safely, you can't manage."


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Cost / Productivity

Our strong track record continues with numerous initiatives to reduce costs, improve our operating performance, and enhance our service to customers.

Since 1999, productivity at BHP Steel's Port Kembla Steelworks has improved 45 per cent, from 830 tonnes of crude steel produced per employee, per year, to almost 1,200 tonnes in 2002 and these trends are continuing this year.

Service

In the area of customer service, our US joint venture - North Star BHP Steel - was awarded one of the US steel industry's most coveted awards in September.

In the annual Jacobsen & Associates customer survey North Star BHP Steel was named the "Number One flat roll steel supplier".

In a poll of 38,000 US steel customers, your Company was voted the number one supplier in quality, number one in service and number one for on-time delivery.

And that's against 27 competitor North American steel companies!

Where over half our product goes to the demanding auto sector.

Fix Up

Closer to home, in the area of Packaging Products, we have engineered an impressive turnaround.

Three years ago, we were losing customers to offshore manufacturers of tinplate and packaged products, and there were some people calling for the sale or closure of our operation – at a huge loss to shareholders.

We took a different view.

Our view was that closure didn't create value for our shareholders, our customers, our employees or the community.

So we set about fixing the business – the hard way.

Yes, we lost 320 jobs in the process. But we've saved 500.

We have now reclaimed 100% of the Australian market share for Australian-made tin plate and packaging products.

What about ongoing improvements?

Well, as I've said before, BHP Steel is one of the lowest cost steel producers in the world, with operations in the lowest quartile of the world steel production cost curve.

But if we stand still, we will certainly lose this advantage.

In the steel industry, cost reduction is a continuous process.

As an example, outsourcing of selected maintenance services at our Port Kembla Steelworks will result in a saving of at least A$10 million for the current year.

The introduction of pulverised coal injection will save about A$20 million this year.

At Western Port, here in Victoria, we have succeeded in introducing significant improvements in workforce flexibility, including a very innovative provision in our enterprise bargaining agreement at that site; this provides that, whatever industrial disputation might be underway, employees will continue to supply critical product to our customers.

Through direct engagement with our employees, we aim to put in the past the crippling industrial disputes which reduce our employees' pay cheques, hurt our Company and cause damage to customers and the Australian economy.

Global Market

I would now like to touch on the global steel market, where we have seen a strong recovery in the past six months.

The global steel industry is highly fragmented, with little of the consolidation we have seen in other metals industries, such as aluminium.

At the close of 2001, the top five steel companies accounted for less than 20 per cent of the world steel market.

By comparison, the top five aluminium producers accounted for almost 50 per cent of the world market.

The global steel industry also continues to be plagued by over-capacity and frequent over-production.

Rationalisation of steel companies and steel plants and a reduction in global overcapacity are essential to the long-term health of the world steel industry.

Already, we have seen some consolidation underway in Europe, Japan and the US, but much more needs to be done.

In the short to medium-term, the continuing key to a global steel recovery is the balance between supply and demand in China – Chinese steel production is surging.

In 2000, production totaled 127mt, and in 2002 it is estimated to reach 170mt.

To put that in perspective, that's nearly twenty times Australia's production, and nearly twice that of the US.

China is now positioned to be the leading player in the global steel industry in the 21st century.

This is not surprising – Europe, the USA and Japan have all had their turns as the industry's leaders as their economies grew in the 1950s, 60s and 70s.

For the time being, however, China remains a large net importer – 25mt last year.

Asia Growth

The poster on the screen behind me promotes one of BHP Steel's success stories in China – the provision of Lysaght and Clean Colorbond materials for the new Beijing International Airport.

We too are expanding our operations in China and we're seeing a number of opportunities in that country, based in part on our experience with the 2000 Sydney Olympic Games.

Amongst the steel companies of the world, BHP Steel has a unique footprint in Asia.

As you can see on this map, BHP Steel already operates rolling, metal coating and painting plants in Thailand, Malaysia and Indonesia.

We have a network of 40 roll forming plants throughout Asia, Australia and the Pacific Islands.

And we're in the process of building two more in China.

Summary / Conclusion

Ladies and gentlemen, I trust I have demonstrated to you that BHP Steel truly is a different kind of steel products business, with strengths and attributes that set it apart.

As the Chairman said, BHP Steel is highly respected by its peers in the global steel industry.

At BHP Steel we have a clear strategy and vision, and a strong set of values and beliefs – as expressed in *Our Bond*.

Although it's only four months since BHP Steel listed on the Australian Stock Exchange, we have the foundations in place for growth, profitability and success.

The demerger from BHP Billiton is good for your Company, for our customers, and for our host communities.

Why? Because BHP Steel now has a Board and management team which are totally focused on the interests of this business alone.

And our Board is committed to best practice in corporate governance.

Our degrees of freedom to deal with our business and relate to other steel companies are significantly enhanced.

And the strong cash flow from this Company will either be reinvested in the business or tax-effectively returned to shareholders.

We have a very strong balance sheet.

We have a solid financial history and established track record.

We have an absolute focus on safety and zero harm.

We continue to enhance productivity across our businesses, with a goal to maintain our position as one of the world's lowest cost and most highly regarded steel products producers.

We have a talented, experienced and energised management team.

We have market-leading brands, and a more robust customer focus.

We have a unique footprint in the growing markets of Asia.

And we see many growth opportunities for your Company which we will undertake with care and diligence.

Employees

Of course, a company does not get any outcomes without the engagement of its employees.

At BHP Steel, we have nearly 12,000 employees and thousands of contractors.

Every day, it is the commitment of these women and men to *Our Bond* which creates the results you have heard about today and will hear about in future.

These people make BHP Steel sites some of the most clean and safe and efficient in the industry.

They engineer and produce and market the great products which roof your house and hold your car together.

I offer a special thanks to our committed employees for their contribution during the past year and the four months since public listing.

Thanks to their ingenuity and hard work within our organisation, we can transform millions of tonnes of dirty ore and scrap steel into one of the most widely used and most recycled products in the world – colourful, shiny steel!

We hope you all share our pride and enthusiasm for the future, and I thank you for your support and investment.

We are confident you have made the right choice!

Kirby Adams
Managing Director & CEO



SEC File No. 82-34676

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	18 November 2002
Subject	**AGM addresses**	Total pages including header	18

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow addresses delivered by the Chairman, Mr Graham Kraehe, and the Managing Director & CEO, Mr Kirby Adams, at today's Annual General Meeting of BHP Steel Limited.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com

BHP STEEL LIMITED

ANNUAL GENERAL MEETING – 18 NOVEMBER 2002

CHAIRMAN'S ADDRESS

As you registered for the meeting today, one of the documents handed to you was a copy of the Directors' Report for the year ended 30 June 2002 which includes a Corporate Governance Statement by your Directors.

The other part of our statutory report is, of course, the financial statements.

The timing of the demerger from BHP Billiton gave rise to a number of unusual issues concerning reporting of the BHP Steel financial year ended 30 June 2002.

Some of those issues relate to the contents of the financial statements and I will address those issues when we come to that item of business later in the meeting.

Your Directors thought it important that the Directors' Report and Corporate Governance Statement provide shareholders with information relevant to the new BHP Steel.

Accordingly, the Directors' Report and Corporate Governance Statement reflect the policies we have put in place subsequent to public listing.

Your Directors wanted to give shareholders a report, which outlines comprehensively our approach to corporate governance and remuneration policy and with full transparency.

Corporate governance and remuneration policy were explained in some detail in the public listing documents but we have been very active since then.

Also, since remuneration is currently a sensitive issue we have decided to go beyond the strict disclosure requirements and provide forward looking information in respect of the 2002/03 year.

Additional copies of the Directors' Report and copies of the financial statements are available here today and on the Company website, or shareholders can request a copy from the Share Registry.

I encourage you to read the Corporate Governance and Remuneration Statements in particular.

Corporate Governance

Let me now make some comments about corporate governance which is a key focus of shareholders following recent, well- publicised corporate excesses, particularly those in the United States.

Your Board places great importance on governance of the Company and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

* the generation of rewards for shareholders;

* the supply of goods and services to our global customers; and

* the provision of meaningful employment for employees - in a way which contributes to the welfare of the community.

The Board's task is to govern on behalf of all shareholders and it recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner.

Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in the Company's shares.

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BHP Steel group and is implementing a set of corporate governance policies which we believe represent best practice.

We will continue to review and develop these policies.

With the exception of the CEO, your Board is comprised of independent non-executive Directors, with a wide range of complementary business experience and skills.

The Board has specifically reserved to itself a number of key matters, including:

* confirming the strategic direction of the Group;
* succession planning and appointment of senior executives;
* approval of CEO performance targets;
* appointment of auditors;
* approval of the financial statements;
* approval of significant capital expenditure;
* approval of the Company's remuneration policy; and
* review of operating results.

The Board has delegated responsibility for day-to-day operation and administration to executive management, led by Chief Executive, Kirby Adams.

The levels of authority for management are documented.

To assist in the discharge of its duties, the Board has established a number of sub-committees.

These are:

* the Audit and Risk Committee;
* the Remuneration Committee;
* the Health, Safety and Environment Committee; and
* the Nomination Committee.

In addition a Public Listing Committee, chaired by Kevin McCann, was formed in March and met on a total of 16 occasions before and immediately after the public listing.

The role of the Public Listing Committee was to prepare for the formal separation of BHP Steel from BHP Billiton.


SEC File
No. 82-34676

Since public listing, the full Board has met five times to:

* establish a governance framework;

* review business performance;

* establish new delegated authorities;

* review reporting systems;

* agree CEO performance targets; and

* meet with key staff and line management to review presentations, performance, and strategy.

Meetings have been held in Melbourne, Sydney and Port Kembla and next year the Board plans to meet at those locations and also at Western Port here in Victoria, and in Asia.

In addition, individual Directors have visited various sites as part of their induction.

The Board is scheduled to meet at least nine times in the current financial year to review matters such as the financial performance, current trading and key business initiatives, strategy, budget and business plans.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

The Remuneration Committee, chaired by Diane Grady, has been very active, having met eight times since public listing.

Its activities have included:

* reviewing remuneration schemes;

* reviewing performance hurdles and agreeing performance targets for 2002/03; and

* revisiting the composition of executive incentive arrangements taking into account market comparisons, shareholder expectations, commitments by BHP Billiton and contractual issues.

As a result, for a September 2002 issue under the Long-term Incentive Plan, we modified our approach from options to performance rights (although we reserve the right to further modify the mix in future).

We are of the view that both options and performance rights can be an appropriate part of remuneration strategy provided the performance targets are challenging.

The targets for BHP Steel are based on Total Shareholder Return or TSR (share price & dividends) outperforming the ASX 100.

There will be no awards against this criteria unless we outperform 50% of the other companies in this index while full awards require us to outperform 80% of the companies so that executives will be rewarded if shareholders are rewarded.

Short-term targets also relate largely to shareholder value and profit measures with a smaller component based on safety and business excellence targets.

All members of the Remuneration Committee are independent, non-executive Directors.


SEC File
No. 82-34676

In relation to audit and risk management, the Board reviews the effectiveness of internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee.

PriceWaterhouse Coopers assists the Board by providing a comprehensive internal audit service and Ernst & Young was engaged as external auditor following the separation of your Company from BHP Billiton.

A resolution of shareholders to approve this appointment will be proposed later in this meeting.

The Audit and Risk Committee, chaired by Paul Rizzo, has met twice since public listing and, in addition to the matters already outlined, has:

* reviewed external and internal audit plans; and

* reviewed the risk profile of the organisation.

The Audit and Risk Committee is composed entirely of independent, non-executive Directors.

Your Company is also committed to meeting high standards of compliance in relation to its health, safety, environmental and community responsibilities.

The Health Safety & Environment Committee, chaired by John Crabb has met since public listing to:

* review and approve the Health, Safety, Environment & Community Policy; and

* ensure that performance in the area of occupational health and safety is an integral part of reporting systems in the Company.

The Health, Safety and Environment Committee Charter requires that the Committee meet at least four times per year.

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level.

This will require us to periodically assess the skill-set necessary to meet the BHP Steel Group's demands.

A Nomination Committee comprising all the non-executive Directors will be chaired by me and will hold its first meeting early next year.

We have also held one non-executive Director meeting for a preliminary review of Board practice and effectiveness.

Similar meetings are scheduled for next year.

In addition to the work of the Board and its sub-committees, a Code of Conduct and policies covering dealings in the Company's shares and continuous disclosure have also been put in place.

The Code of Conduct provides a common behavioural framework for all the Company's employees, irrespective of their specific job, direct employer or location in the world.

The objective of the share dealing policy is to ensure that shareholders, customers and the

business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

So, in summary, your Board has been hard working and very active in reviewing and approving the governance structure of your Company.

Our objective has been to adopt and establish best practice and I am confident that the governance systems we have put in place are of a high order.

I think it is important to note that the systems inherited from BHP Billiton reflected a strong corporate governance culture and we have been able to modify these systems, where appropriate, to reflect the scale and focus of BHP Steel as a stand-alone entity.

Let me now make a few brief comments on the 2002 year.

2002 year

As I have explained, we are required to provide accounts for the business as it was structured last year.

Therefore the accounts required by law are tabled today and are also available on the BHP Steel website.

We would be happy to take questions on those accounts after the meeting, but I must warn shareholders that the accounts relate to a very different business from today's BHP Steel.

Much more relevant for today's meeting is the pro-forma Annual Earnings Report for the year ending June 2002 and comparison to the forecast contained in the public listing documents.

This was released to the market in August with profit before interest and tax of A$160 million versus a forecast of A$167 million.

This earnings result was achieved despite:

* record low international prices for steel;

* global industry overcapacity in excess of 150 million tonnes; and

* unnecessary industrial action at our Port Kembla and Western Port plants.

Current Trading and Outlook

I would now like to turn to the 2003 year and give shareholders an outline of current trading and the outlook for the full year.

The public listing documents outlined a number of risk factors associated with the business and the sensitivity around key assumptions in the 2003 forecast.

In particular the high level of sensitivity to movements in international hot rolled coil prices was highlighted.

Other sensitivities included:


SEC File
No. 82-34676

* US tariffs;

* Australian dollar/US dollar exchange rate relativities;

* slab production in Australia and New Zealand; and

* the spread between hot rolled coil and scrap prices in North America as they impact on North Star BHP Steel.

For the four months to the end of October hot rolled coil prices, particularly in the US market, have been well ahead of the forecast assumptions, partly offset by exchange rates which have been unfavourable.

All other profit drivers have been in line with, or positive compared with the forecast assumptions. In addition:

* production volumes and conversion costs at Port Kembla, New Zealand Steel and North Star have been in line with, or better than plan, with Port Kembla achieving record production in several months;

* Australian domestic demand has continued to be strong driven by housing, manufacturing and automotive markets - while export demand has also been strong;

* our Asian operations are also performing ahead of plan despite absorbing feed material price increases; and

* safety performance continues to achieve a high standard with new records being set.

So in summary, performance for the first 4 months has been excellent.

Your Board met this morning to review management's updated outlook for the 2003 year.

Following the meeting we released an announcement to the Stock Exchange that we now expect the full-year profit to be in the order of A$400 million.

This represents a significant lift on the Scheme Booklet full year forecast of A$254 million.

Copies of this morning's announcement were available as you entered the meeting.

I am sure you will agree that BHP Steel has had a great start as an independent public company.

Mr Adams will elaborate on the factors underpinning our current performance in a few minutes.

Dividends

As a result of the excellent start to the year your Directors are able to reconfirm their intention to pay the dividends outlined in the public listing documents, that is 9 cents in April and 11 cents in October.

A strong first half profit will also improve the franking position and we now anticipate that the October dividend will be franked at close to 100% versus the Scheme Booklet Forecast of 40%.


SEC File
No. 82-34676

Capital Management

With strong cash flow, and working capital running below forecast levels, BHP Steel now has a very strong balance sheet.

This will enable us to pursue the growth strategies outlined in the public listing process, to pay down debt and to evaluate alternative capital management strategies.

The Board is committed to the Asian growth strategy, has approved capital for expansion in China and is considering other Asian opportunities.

We will also undertake a series of initiatives to increase our Australian coating capacity in response to market demand.

A number of projects, involving the expenditure of approximately A$36 million, will increase our Australian metallic coating capacity by 150,000 tonnes (or 10%) and increase the capacity of our Australian paint lines by 115,000 tonnes (or 19%).

Shareholder Base

The demerger of BHP Steel and its separate listing has seen a considerable churn of shareholders with some 70% of shares being traded in the period 15 July to 15 November.

This was in line with expectations.

The other key feature of our share register is the total of 270,000 shareholders which reflects in part the old BHP Billiton shareholder base.

This is an extremely large number of shareholders for a company of our size and is costly to service.

I encourage small shareholders who hold less than 179 shares, and are eligible, to top-up their holding using the Top-Up Facility currently operating.

I would also remind small shareholders with less than 179 shares that, under the Small Holding Sale Facility, your shares will be sold on market unless you have elected to top-up your holding or have notified the Company.

Documentation was mailed to shareholders with the Notice of Meeting.

The closing date is 27 November.

Shareholders wanting more information on the facility can contact the Company's Share Registry or can visit BHP Steel's website.

I conclude by thanking Kirby Adams, our CEO, and his management team and all employees for an excellent performance over the past year and for their major contribution to the success of the public listing.

My Board colleagues have worked very hard in preparing for the public listing, establishing a governance structure and reviewing the Company's performance and strategy.

This has enabled us to "hit the ground running" and has contributed to the successful launch of BHP Steel and to the great start it has made as an independent company.

I thank them for their input and support.

I now ask the CEO, Kirby Adams, to speak to you about your Company, BHP Steel.

Mr Adams has been CEO of BHP Steel for about two and a half years, and during that time has been driving considerable change through the organisation.

Last month Mr Adams was elected a Vice Chairman of the world's steel organisation, the International Iron & Steel Institute which is a positive endorsement of Mr Adams personally and of BHP Steel's status in the international steel industry.

Kirby also had the good judgement to become an Australian citizen in July this year!

I now ask him to address you.

Graham Kraehe
Chairman




SEC File
No. 82-34070

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	18 November 2002
Subject	**Revised outlook**	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

Please find to follow details of BHP Steel's revised outlook.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com

BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

News Release

Release Time: IMMEDIATE
Date: 18 November 2002

BHP STEEL UPGRADES PROFIT OUTLOOK BY OVER 50%

BHP Steel Limited today announced that it expects its net profit after tax for 2002/03 to be in the order of A$400 million, assuming continuation of current operational performance and no major economic downturn.

Chairman Graham Kraehe said: "The revised outlook represents a significant increase from the 2002/03 NPAT forecast of A$254 million included in the demerger Scheme Document released in May 2002 ahead of the Company's July public listing. BHP Steel has had a great start as an independent public company.

"We are also pleased to announce that BHP Steel now expects to be in a position to increase the level of franking of the final dividend due for payment in October 2003. The Board anticipates that the final dividend of 11 cents per share will be franked to a level at or near 100%, compared to the franking level of approximately 40% expected at the time the Scheme Document was issued.

"The strength of BHP Steel's balance sheet gives us the flexibility to pursue growth strategies, further pay down debt and evaluate alternative capital management strategies. The Board has endorsed a series of initiatives which will increase Australian metallic coating capacity by 150,000 tonnes, increase the capacity of Australian paint lines by 115,000 tonnes and expand activities in China, and is also considering other Asian opportunities," Mr. Kraehe said.

Managing Director and CEO Kirby Adams said: "This early review of our outlook is driven by an excellent start to the year, principally due to higher hot rolled coil prices and very strong demand for our products across most of our businesses and markets.

"Demand for our high quality branded products both within our domestic markets and from exports is expected to remain strong into the second half.

"While global prices for hot rolled coil and other steel products have been higher than expected so far this year, the pricing outlook for the second half of the year is dependent on continued global steel industry production restraint and the pace of economic recovery in the larger steel-consuming countries," Mr. Adams said.

The revised outlook takes account of a change in BHP Steel's average exchange rate assumption for 2002/03, from A$1/US$0.52 to A$1/US$0.55.

SEC File
No. 82-34676

BHP Steel is Australasia's largest producer of raw and semi-finished flat steel products and a leader in coated and painted steel products. The Company's main customers are in the building and construction, packaging, automotive, manufacturing and resources industries. Its premium brands are market leaders in Australia and New Zealand and have a strong presence in Asia.

The Company operates steelworks in Australia and New Zealand, and has a 50 per cent interest in the North Star BHP Steel joint venture in Ohio, USA. BHP Steel has a network of steel rolling, coating and painting manufacturing plants, and in-market processing and building products centres throughout Australia, New Zealand and Asia.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts

Media

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com

May Goh
Media Relations
BHP Steel Limited
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bhpsteel.com

Investor Relations

John Knowles
Vice President Investor Relations
BHP Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0) 419 893 491
E-mail: John.Knowles@bhpsteel.com

SEC File No. 82-34676


BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	14 October 2002
Subject	Despatch of Documents to Shareholders	Total pages including header	12

FOR IMMEDIATE RELEASE TO THE MARKET

BHP Steel Limited wishes to advise that it is despatching documents to shareholders today advising details of the Company's Annual General Meeting, and in the case of holders with less than a marketable parcel of shares as at 4 October 2002, details of a small shareholder scheme.

Enclosed are copies of the relevant documents.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

BHPSTEEL

ABN 16 000 011 058
Level 11,120 Collins Street
Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4000
Facsimile: +61 3 9666 4111
www.bhpsteel.com

14 October 2002

Dear Shareholder

I am writing to invite you, as a shareholder, to attend BHP Steel's first Annual General Meeting since its public listing in July of this year.

The meeting will be held on Monday, 18 November 2002 at Melbourne Park Function Centre, Batman Avenue, Melbourne, commencing at 2.00pm (Melbourne time). Registration desks will be open from 12.30pm. Shareholders are requested to arrive early to avoid queues and minimise any delays.

We will be using the bar code at the top of this page to register shareholders attending the meeting, thereby reducing delays in entering the meeting room. Please bring this letter with you to the meeting to allow prompt registration of your attendance.

The following documents are enclosed:

- A **notice of meeting and information for shareholders**, which sets out and explains the business of the meeting;
- A **personalised proxy form**, if you cannot attend the meeting in person and wish to appoint a proxy to attend and vote on your behalf;
- A **personalised tax file number form**, if you have not previously quoted your TFN (please note that if you do not quote your TFN, tax will, on any partially or unfranked dividends, be deducted at the top marginal rate); and
- A business reply paid envelope (if your registered address is in Australia), or a return address envelope (if your registered address is outside Australia) for the return of any completed documents (including those in relation to the small shareholder facilities, where applicable – refer to the relevant paragraph below).

On the reverse side of this letter is a **map** showing the location of the AGM as well as tram and car parking access.

If your shares are held in the name of a private company and you wish to attend and vote at the meeting you will need to complete a **form of appointment of corporate representative.** Copies of this form can be obtained from the Company's Share Registry. Please call **1300 655 998** between 8.30am and 5.30pm on weekdays.

If you are a small shareholder (i.e. you held less than A$500 worth of shares, determined as at Friday, 4 October 2002) you will find additional documents enclosed (pertaining to the small shareholder facilities).

You will note that you have not been sent a copy of the Annual Report for the 2001/2002 financial year. BHP Steel operated as a division of BHP Billiton Limited for the entire 2001/2002 financial year. In the course of the separation of BHP Steel from BHP Billiton, the assets and liabilities of the business were significantly restructured. The new BHP Steel group is now very different from the BHP Steel group as it was in the 2001/2002 financial year. For this reason, the Company sought and was granted relief by the Australian Securities and Investment Commission from the requirement to send the Annual Report for the 2001/2002 financial year to you.

Your Directors believe that, for the 2001/2002 financial year, the performance against the pro forma forecast, which was included in the Scheme Booklet, is more relevant to shareholders. This performance, together with some comments on current trading and future outlook, will be discussed in the Chairman's address and the CEO's presentation.

However, you may view the Annual Report on the Company's website at www.bhpsteel.com from 31 October 2002. Alternatively, you can obtain a copy of the Annual Report from 31 October 2002 by contacting the Company's Share Registry on **1300 855 998.**

Your Directors and the management of the Company look forward to seeing as many shareholders as possible on this day, and invite you to join us for light refreshments at the conclusion of the meeting.

Finally, if you have multiple holdings in BHP Steel and you would like to consolidate them, please contact the Share Registry on the telephone number quoted above. The share registry will advise you how to consolidate your holdings.

Yours sincerely

Graham Kraehe
Chairman

No. 82-34676

Directions to BHP Steel Limited Annual General Meeting 2002


BHPSTEEL

BHP Steel AGM Venue

Entry A
BATMAN
Northern Car Park
Rod Laver Arena at Melbourne Park Tramstop
Park
Show Court
Garden Square
Show 2 Court
Show 1 Court
Melbourne Park Function Centre
Rod Laver Arena
Melbourne Park Footbridge to MCG
70
N
Melway
Eastern Car Park
Footbridge to M.C.G.
Vodafone Arena /MCG Tramstop
Melbourne Park
Old Scotch Oval
Vodafone Arena
AV
SWAN ST BRIDGE
Taxi Rank
Entry C
Drop Off Zone
The Plaza
Bus/Car Park
SWAN
Entry D
Melb. Sports & Entertainment Centre
Gate 3
BATMAN
Olympic Park
Entry E
ST
Sports Medicine Admin
Yarra
Gate 4
Olympic Park Car Park
Olympic Park Function Centre
River
AV

Melway

LEGEND

- Venue for AGM
- Tolled Road
- Main Road (No Toll)
- Main Road (No Toll)
- Minor Road (No Toll)
- Pedestrian Crossing
- Pedestrian Plaza
- Tram Route
- Foot Track

Directions to the BHP Steel Annual General Meeting 2002

Melbourne Park Function Centre, Batman Avenue, Melbourne

If you are driving to the AGM, direct access to the Melbourne Park Function Centre is from Swan Street via Entrance D to the Northern Car Park. The daytime rate is $5.50 per vehicle.

Melbourne Park Function Centre is also easily accessible by public transport via Swan Street and Batman Avenue. You are advised to take Tram 70 from Flinders Street and alight at the Melbourne Park Rod Laver Arena tram stop. Walk up the pedestrian ramp from the Northern Car Park to access the Melbourne Park Function Centre.


BHPSTEEL

ABN 16 000 011 058
Level 11,120 Collins Street
Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4000
Facsimile: +61 3 9666 4111
www.bhpsteel.com

14 October 2002

Ms Michael Barron
Company Secretary
BHP Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000

Dear Sir

Nomination of Auditor

I am a shareholder in BHP Steel Limited (the "Company").

For the purpose of section 328(1) of the Corporations Act 2001, I nominate Ernst & Young to be appointed as auditor of the Company at the Annual General Meeting to be held on 18 November 2002.

Yours faithfully,

Gerard Hammond

Notice of Annual General Meeting 2002

Notice of Meeting and Information for Shareholders

Notice of Annual General Meeting 2002

Notice is given that the Annual General Meeting of BHP Steel Limited for 2002 will be held at Melbourne Park Function Centre, Batman Avenue, Melbourne, Victoria on Monday, 18 November 2002 at 2.00pm (Melbourne time).

Ordinary Business

1 Annual Report

To consider the annual report, financial statements and the reports of the directors and the auditor for the year ended 30 June 2002.

2 Election of Directors

a To re-elect a director: Mr G J Kraehe
Mr Graham Kraehe retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

b To re-elect a director: Ms D J Grady
Ms Diane Grady retires in accordance with the Company's Constitution, and being eligible, offers herself for re-election.

3 Appointment of Auditor

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That the appointment of Ernst & Young as auditor of the Company be approved"

Section 1109N Determination

For the purposes of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities as at 7.00pm (Melbourne time) on Friday, 15 November 2002 will be taken, for the purposes of the Annual General Meeting, to be held by the persons who held them at that time.

Voting by Proxy

- A member who is entitled to attend and cast a vote at the Annual General Meeting may appoint a proxy.
- *A proxy need not be a member.*
- A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The following addresses and facsimile number are specified for the purposes of receipt of proxy appointments:

Addresses:

by hand:	by mail:
BHP Steel Share Registry	BHP Steel Share Registry
c/-ASX Perpetual Registrars Limited	c/-ASX Perpetual Registrars Limited
Level 4, 333 Collins Street	GPO Box 1736P
Melbourne Victoria 3000	Melbourne Victoria 3001
Australia	Australia

Facsimile: (61 3) 9615 9744

- To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member's attorney, the authority under which the instrument is signed or a certified copy of the authority must be received by the Company at least 48 hours before the meeting.
- For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

By Order of the Board

Michael Barron
Company Secretary
Melbourne
14 October 2002

Explanatory Notes

Item 1
Annual Report

The annual report and related documents for the year ended 30 June 2002 relate to the BHP Steel group as it was before its establishment as an independent group from the BHP Billiton group on 22 July 2002. The creation of BHP Steel upon its demerger involved the transfer of various assets into and out of the BHP Steel group (as described in the publicly available documents issued by BHP Billiton in May 2002).

On 29 July 2002, the Australian Securities and Investments Commission granted relief to the Company from the requirement to send the annual report and related documents to members. These documents are available on the Company's website at www.bhpsteel.com. A copy is also available by calling 1300 655 998.

Items 2(a) & (b)
Candidates for re-election as directors



Graham Kraehe
BEc
Director since 10 May 2002

Mr Kraehe is Chairman of the BHP Steel Board. He has a strong background in manufacturing and was the managing director and chief executive officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited and National Australia Bank Limited and was formerly a board member of Email Limited. Previously, he held positions as managing director of Pacifica Limited and WH Wylie Limited (now Monroe) and is a former chairman of NIES, former director of the Business Council of Australia and former national president of the Metal Trades Industry Association.

Item 3
Appointment of Auditor

Item 3 is an ordinary resolution to seek your approval for the appointment of Ernst & Young as the Company's auditor in place of Arthur Andersen.

As shareholders will be aware, Arthur Andersen (the Company's former auditor) integrated its operations with Ernst & Young on 27 May 2002. On 9 August 2002, the Australian Securities and Investments Commission consented to Andersen's resignation as auditor.

The Board has received:

- Ernst & Young's consent to act as the Company's auditor.
- written notice of Ernst & Young's nomination as auditor from a shareholder (a copy of which is attached to the Notice of Meeting).

The appointment of Ernst & Young requires approval of shareholders under the Corporations Act.

Based on discussions with Ernst & Young and enquiries made by the Company, the Board is satisfied with Ernst & Young's ability to perform this important function.





Diane Grady
BA (Hons), MA (Chinese Studies), MBA
Director since 10 May 2002

Ms Grady has been a full time non-executive director of various companies since 1994. She is currently a director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust and was formerly a board member of Lend Lease Corporation Limited. She is also a trustee of The Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.



Proxy Form

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC 3000
GPO Box 1736P Melbourne, VIC 3001
Telephone: 1300 855 998
Overseas: 613 9615 9620
Facsimile: (03) 9615 9744
ASX Code: BSL
Email: bhpsteel@asxperpetual.com.au
Website: www.asxperpetual.com.au

I/We being a member(s) of BHP Steel Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark box)  **OR** Write here the name of the person (excluding the registered securityholder) you are appointing if this person is someone *other than the Chairman of the Meeting*

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of BHP Steel Limited (ABN 16 000 011 058) to be held at Melbourne Park Function Centre, Batman Avenue, Melbourne on Monday 18 November 2002 at 2.00 pm and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the Share Registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

Should you wish to direct your proxy how to vote on any resolution please place a mark (eg **X** *) in the appropriate box below*

Item		For	Against	Abstain*
2a	To re-elect Mr G J Kraehe as a Director of the Company	☐	☐	☐
2b	To re-elect Ms D J Grady as a Director of the Company	☐	☐	☐
3	To approve the appointment of Ernst & Young as Auditor of the Company	☐	☐	☐

* *If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form must be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the Share Registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the *securityholder's constitution and the Corporations Act 2001 (Cwlth).*

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the *public register if you cease to be a securityholder.* These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Our privacy policy is available on our website (www.asxperpetual.com.au).

SEC File No. 82-34676



HOW TO COMPLETE THE PROXY FORM


BHPSTEEL

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder in BHP Steel.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes beside each item of business. All of your shares will be voted in accordance with such a direction unless you indicate that a portion of voting rights are to be voted for any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes for an item, your proxy will vote as he or she sees fit. If you mark more than one box for an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Share Registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form; and

(b) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding	where the holding is in more than one name, all of the holders should sign
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the Share Registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. A sole Director of a corporation without a Company Secretary can sign, pursuant to s204A of the Corporations Act 2001. Please indicate the office held by signing in the appropriate space.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 2.00pm (Melbourne time) on Saturday, 16 November 2002. *Any Proxy Form received after that time will not be valid for the scheduled meeting.*

A reply paid envelope is enclosed for the return of the completed Proxy Form (and any relevant authorities).
Alternatively, you may fax the completed form (and any relevant authorities) to (+61 3) 9615 9744.

Documents may be lodged using the reply paid envelope or:

by hand:

BHP Steel Share Registry
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000

by mail:

BHP Steel Share Registry
c/- ASX Perpetual Registrars Limited
GPO Box 1736P
Melbourne Victoria 3001



ABN 16 000 011 058
Level 11,120 Collins Street
Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4000
Facsimile: +61 3 9666 4111
www.bhpsteel.com

14 October 2002

Dear Shareholder

Top-Up Facility and Small Holding Sale Facility

Our records indicate that you held less than A$500 worth of shares in the Company as at 4 October 2002.

This letter contains important information about your shareholding and provides you with the options outlined in more detail below. Please note that:

- ***If you wish to retain your BHP Steel shares*** – you must complete and return the orange "Notice of Retention" form which accompanies this letter, so that it is received by the Share Registry no later than 5.00pm (Melbourne time) on Wednesday, 27 November 2002.

  If you do nothing, your BHP Steel shares will be sold on your behalf (as outlined below) and the proceeds of sale will be posted to you.

- ***If you have a registered address in Australia or New Zealand and wish to purchase additional shares in BHP Steel*** – you must complete and return the blue "Top-Up Facility Application Form" which accompanies this letter (along with your cheque) so that it is received by the Share Registry no later than 5.00 pm (Melbourne time) on Wednesday, 27 November 2002. If you choose to participate in the Top-Up Facility, none of your existing BHP Steel shares will be sold under the Small Holding Sale Facility.

  Forms can be returned either using the enclosed envelope or using the postal or hand delivery addresses for BHP Steel's Share Registry listed on each of the forms.

Why is BHP Steel implementing a Top-Up Facility and Small Holding Sale Facility?

As part of its divestment of BHP Steel, BHP Billiton Limited offered BHP Billiton shareholders 1 BHP Steel share for every 5 BHP Billiton shares they then held.

Apart from establishing BHP Steel as a separately listed company on the Australian Stock Exchange, the demerger had the result of creating a number of small shareholdings in the Company. Indeed, of the 267,000 shareholders who hold BHP Steel shares, approximately one-third hold less than A$500 worth of shares.

The Company welcomes the support of all shareholders, especially retail investors. However, you may not know that BHP Steel incurs administrative costs in terms of processing dividends, shareholding statements, annual reports and all forms of shareholder communication, irrespective of the size of shareholding. This cost can be disproportionately high when compared with the dollar value of small shareholdings. In addition, investors holding a small number of shares may find it difficult or expensive to dispose of those shares outside this facility.

In order to efficiently manage the costs of being a listed public company, the Company has arranged for the following facilities to be available to shareholders who hold less than A$500 worth of BHP Steel shares ("Small Shareholders").

Top-Up Facility

Small Shareholders with a registered address in Australia or New Zealand, have the opportunity to provide either A$1,000 or A$2,000 for the purchase of additional BHP Steel shares.

This Top-Up Facility enables eligible shareholders to purchase additional BHP Steel shares without incurring the costs of brokerage relating to the purchase (these costs will be paid by BHP Steel). The Company has appointed ABN AMRO Equities Australia Limited ("ABN AMRO") as broker to arrange purchases under the facility.

You should note, however, that the number of BHP Steel shares purchased for you will be dependent upon a number of factors, including the price at which the BHP Steel shares are purchased.

I encourage you to read the documents enclosed with this letter, especially the Terms and Conditions on the "Top-Up Facility Application Form" for further details concerning the facility.


SEC File
No. 82-34676



Small Holding Sale Facility

In addition to the Top-Up Facility, the Company will be operating a Small Holding Sale Facility in respect of all Small Shareholders, regardless of their registered address.

Under Rule 23 of BHP Steel's Constitution, the Company may notify shareholders who hold less than A$500 worth of BHP Steel shares that it intends to sell their shares.

This letter and the orange "Notice of Retention" form which accompanies this letter, satisfies the notice required under Rule 23 of the Company's Constitution.

Small Shareholders have an opportunity, however, to inform the Company that they wish to retain their shareholding. If a Small Shareholder notifies the Company within the 6 weeks' notice period, the Company will not sell those shares.

After the 6 weeks' notice period the Company is entitled to sell the shares with the proceeds of sale remitted to the Small Shareholders whose shares were sold.

Importantly, the Company will bear the brokerage costs in respect of the sales. BHP Steel has appointed ABN AMRO as broker to arrange for these sales. These sales are expected to take place shortly after the end of the six weeks notice period. The proceeds (in Australian dollars) will be mailed to you within ten business days after all sales have been completed.

Further actions

Top-Up Facility – Australian and New Zealand Small Shareholders

If you wish to provide either A$1,000 or A$2,000 to purchase additional BHP Steel shares through the Top-Up Facility you must complete and return the following so that they are received by BHP Steel's Share Registry by no later than 5.00pm (Melbourne time) on Wednesday, 27 November 2002 in the enclosed envelope:

- a completed blue "Top-Up Facility Application Form"; and
- a cheque for either A$1,000 or A$2,000.

If you choose to participate in the Top-Up Facility, none of your existing BHP Steel shares will be sold under the Small Holding Sale Facility.

Small Holding Sale Facility – all Small Shareholders

If you wish to **RETAIN** your BHP Steel shares, you must complete the orange "Notice of Retention" form and return it in the enclosed envelope so that it is received by the Share Registry before the end of the notice period – 5.00pm (Melbourne time) on Wednesday, 27 November 2002.

If you do nothing (ie you do not return a completed "Top-Up Facility Application Form" or a "Notice of Retention" form), your BHP Steel shares will be sold after the end of the notice period.

Important notes

Taxation

Please consult your financial adviser if you wish to understand the possible taxation implications from participating in the Top-Up Facility or the Small Holding Sale Facility.

Financial advice

Please read the attached Terms and Conditions carefully as they contain important information. Neither BHP Steel, ASX Perpetual Registrars Limited nor ABN AMRO makes any recommendation to you regarding whether to participate in the Top-Up Facility, or to sell or retain your shares under the Small Holding Sale Facility.

If you are in any doubt about whether to participate, please consult your own professional adviser.

If you have any questions in regard to how the Top-Up Facility or the Small Holding Sale Facility works, please contact the BHP Steel Share Registry Call Centre on **1300 855 998**.

Finally, if you have multiple holdings in BHP Steel and you would like to consolidate them, please contact the Share Registry on **1300 855 998**. The share registry will advise you how to consolidate your holdings.

Yours sincerely

Graham Kraehe
Chairman

No. 82-34676

Notice of Retention of Small Shareholding



ABN 16 000 011 058

PLEASE COMPLETE THIS FORM IF YOU DO NOT WISH YOUR SHARES IN BHP STEEL LIMITED TO BE SOLD. IF YOU DO NOT UNDERSTAND THIS NOTICE YOU SHOULD IMMEDIATELY CONTACT YOUR FINANCIAL ADVISOR.

If you wish to retain your shareholding in BHP Steel Limited ("BSL") it will be necessary for you to complete this form and return it to BSL's Share Registry so that it is received by no later than **5.00 pm (Melbourne time)** on **Wednesday, 27 November 2002**. The form can be returned using the enclosed envelope or to one of the following addresses:

Postal Address	**or**	**Hand Delivery**
BHP Steel Limited		BHP Steel Limited
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne VIC 3001		Level 4, 333 Collins Street, Melbourne VIC
		(do not use this address for mailing purposes)

If this form is not received by BSL's Share Registry by 5.00 pm (Melbourne time) on Wednesday, 27 November 2002, your shares will be sold. If your shares are in a CHESS holding, the Company may, without further notice, initiate a holding adjustment to move these shares from that CHESS holding to an issuer sponsored or certificated holding.

I/we the shareholder(s) described above hereby give notice that I/we wish to retain my/our shareholding in BSL and that I/we do not want the provisions of Rule 23 of BSL's Constitution to apply to my/our shares at this time.

SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director / Company Secretary (delete one)	Director

This form must be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date

/ /

If you require further information on how to complete this form, please contact BSL's Share Registry on 1300 855 998

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Our privacy policy is available on our website (www.asxperpetual.com.au)


BHPSTEEL

Top-Up Facility Application Form

Record Date: 4 October 2002
Opening Date: 14 October 2002
Closing Date of Offer: 27 November 2002

You may accept this offer at any time before the application closing date.

I/we wish to apply for the dollar value of BSL shares nominated by me/us below in accordance with the Terms and Conditions of the Top-Up Facility

Application for Shares

Please place a mark (eg "X") in the box next to the amount (in Australian dollars) you wish to apply for.
You may only provide A$1,000 or A$2,000 for the purchase of BHP Steel Limited ("BSL") ordinary shares.

A$1,000 ☐ A$2,000 ☐

By applying for additional shares under the Top-Up Facility, you are also confirming that you wish to retain your existing parcel of shares in BSL. Your new shares will be added to this holding.

Cheque Details

Drawer	Cheque Number	BSB

Account Number	Amount
	$A 0 0 0 0 0

Your cheque or bank draft should be drawn on an Australian branch of a bank in Australia, made payable to *"BHP Steel Top-Up Offer"* and crossed "Not Negotiable". Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Telephone numbers where we may contact you, if needed in conjunction with this application, *should be provided below.*

BH:	AH:	Contact Name:

NO SIGNATURES ARE REQUIRED ON THIS FORM

If you wish to participate in the Top-Up Facility you must complete and return this form together with your cheque in the envelope enclosed or to one of the following addresses so that it is received by the Share Registry by 5.00pm (Melbourne time) on Wednesday, 27 November 2002.

Postal Address
BHP Steel Limited
C/- ASX *Perpetual Registrars* Limited
GPO Box 1736P, Melbourne VIC 3001

or

Hand Delivery
BHP Steel Limited
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne VIC
(do not use this address for mailing purposes)

If you require further information on how to complete this form, please contact BSL's Share Registry on telephone 1300 855 998



BHPSTEEL

Top-Up Facility Terms and Conditions

1. **Terms of Participation**

1.1 All registered shareholders in BHP Steel Limited ("BSL") who have a non-marketable parcel of shares as at 4 October 2002 and a registered address in Australia or New Zealand, are entitled to participate in the Top-Up Facility (an "Eligible Shareholder" or "Eligible Shareholders"). Participation is optional.

1.2 Eligible Shareholders electing to participate in the Top-Up Facility may only participate once and may only provide either A$1,000 or A$2,000 for the purchase of BSL shares.

1.3 Applications to participate in the Top-Up Facility must be made on this Top-Up Facility application form ("application form"). You must nominate and provide either A$1,000 or A$2,000 as your top-up amount.

1.4 The Top-Up Facility will operate from 14 October 2002 to 27 November 2002 (the "Term"). However, only duly completed application forms received by ASX Perpetual Registrars Limited ("ASX Perpetual") after 14 October 2002 and prior to the application closing date at 5.00 pm (Melbourne time) on 27 November 2002 which are accompanied by a cheque in Australian dollars drawn on an Australian branch of a bank in Australia for the nominated amount (and crossed not negotiable) will be regarded as valid.

2. **Shareholder Charges**

BSL will pay all brokerage costs and fees associated with the Top-Up Facility.

3. **Appointment of ASX Perpetual and the Broker**

3.1 An Eligible Shareholder who elects to participate in the Top-Up Facility (a "Participating Shareholder") irrevocably appoints ASX Perpetual as its agent to facilitate the purchase of shares in BSL in accordance with the Participating Shareholder's application form and these terms and conditions, by giving instructions on behalf of the Participating Shareholder to ABN AMRO Equities Australia Ltd (the "Broker") as an 'execution only' Broker. As an 'execution only' Broker, the Broker is not giving and will not be obliged to give any investment or securities advice to the Participating Shareholder.

3.2 The Participating Shareholder irrevocably authorises ASX Perpetual and the Broker to execute all documents and to do all acts necessary for the purchase of shares in BSL up to the nominated amount through the Top-Up Facility. If, for the purpose of conducting the Top-Up Facility, ASX Perpetual or the Broker is required to transmit a message that initiates a holding adjustment or a securities transformation in relation to a CHESS holding, or to take any other action that has the effect of deducting securities from or transferring securities to a CHESS holding, the Participating Shareholder irrevocably authorises each of ASX Perpetual and the Broker to transmit that message or take that action.

3.3 Neither ASX Perpetual nor the Broker are under any obligation to accept application forms, whether correctly completed or not, and neither shall be liable to an Eligible Shareholder due to either or both of them failing to accept or act upon an application form, or instructions, or to communicate that fact to an Eligible Shareholder.

4. **Purchase of Shares**

4.1 BSL will establish and maintain a Participating Shareholder plan account (a "Facility Account") for Participating Shareholders who submit an application form with a cheque for A$1,000 or A$2,000. ASX Perpetual will credit the Facility Account for Participating Shareholders with the amount nominated and received from each Participating Shareholder.

4.2 Where shares are purchased for Participating Shareholders in accordance with the Top-Up Facility the Broker will debit the Facility Account for the purchase price and any balance will be dealt with in accordance with clause 4.8. If, for any reason, no shares are purchased for a Participating Shareholder or a Participating Shareholder submits a cheque which exceeds the amount nominated on the application form, then the excess will be refunded to the Participating Shareholder without interest.

4.3 Buying orders will be placed on Tuesday and Thursday or as agreed by the Broker and ASX Perpetual.

4.4 ASX Perpetual will aggregate duly completed and valid application forms received from Participating Shareholders prior to the application closing date and, from time to time throughout the Term, calculate the amounts nominated in the application forms and the availability of cleared funds in the Facility Account in order to place an aggregated buying order for BSL shares.

4.5 ASX Perpetual will notify the Broker, prior to a buying day determined under clause 4.3, of the total value of the buying order for BSL shares that should be placed by the Broker on that buying day.

4.6 Subject to clause 4.7, the Broker will use its best endeavours to purchase shares in BSL to the value of that aggregated buying order on the buying day. The shares to be purchased for an aggregated buying order may be purchased by the Broker by multiple trades at different prices at its absolute discretion.

4.7 The time period required to complete each aggregated buying order will depend on the prevailing market price and the level of turnover for shares in BSL. The Broker may, at its absolute discretion, elect not to purchase some or any shares in a particular buying order on a particular buying day if it considers market conditions to be unsuitable for such purchases or to avoid an excessive concentration of buying at any time on a particular buying day. In this event, remaining shares in a buying order would be purchased on the next buying day or buying days (subject to the same absolute discretion).

4.8 If, after execution of the buying order by the Broker, an amount remains which is insufficient to buy a fully paid ordinary share in BSL, then that amount shall be vested in BSL.

4.9 BSL Shares which are purchased by the Broker for an aggregated buy order will be placed in an ASX Perpetual holding account for distribution to the Participating Shareholders whose applications made up that order. The Broker will also notify ASX Perpetual of the volume weighted average price at which these shares were purchased. The relevant Participating Shareholders will each receive the number of shares determined by ASX Perpetual in accordance with the Participating Shareholders' application forms. This determination will be made by dividing the Participating Shareholder's nominated amount by this price, and rounding down to the nearest whole share. Participating Shareholders have no entitlement to any residual shares remaining following such rounding.

5. **Statement/Confirmation Advice**

Each Participating Shareholder will be advised by ASX Perpetual of the number of shares in BSL acquired on their behalf and the volume weighted average price notified by the Broker in respect of those shares within 7 business days of purchase.

6. **Participating Shareholder Warranties and Acknowledgements**

By completing an application form and submitting that form and a cheque to ASX Perpetual, the Participating Shareholder:

(a) acknowledges having read and agreed to the terms of the application form which include these terms and conditions;

(b) warrants to have not before participated in the Top-Up Facility;

(c) acknowledges and agrees that ASX Perpetual may appoint agents and delegates to perform any of its obligations under these terms and conditions;

(d) acknowledges and agrees that the number of BSL shares received by a Participating Shareholder will be determined by ASX Perpetual in accordance with clause 4.9;

(e) acknowledges and agrees that neither BSL, ASX Perpetual, the Broker nor any other person shall be liable to the Participating Shareholder and the Participating Shareholder agrees not to bring any claim or action against BSL, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with the Broker having acquired shares in BSL for the Participating Shareholder at any specific price or not acquiring at any price;

(f) acknowledges that ASX Perpetual and the Broker may, at their absolute discretion, at any time determine that the instructions contained in an application form is valid in accordance with the terms of the Top-Up Facility, even if the application form is incomplete, contains errors or is otherwise defective;

(g) authorises ASX Perpetual or the Broker to correct any error in or omission from the application form and to complete the application form by the insertion of any missing details;

(h) acknowledges that none of BSL, ASX Perpetual or the Broker has provided the Participating Shareholder with any investment advice, or has any obligation to provide this advice, concerning your decision to purchase shares under the Top-Up Facility;

(i) acknowledges that, as the Participating Shareholder is not dealing directly with the Broker, the Participating Shareholder may not be able to claim against the National Guarantee Fund in respect of defaults under the Top-Up Facility;

(j) acknowledges that BSL reserves the right (for any reason) not to proceed with, to modify the timetable for, or to terminate the Top-Up Facility at its discretion; and

(k) acknowledges that the Top-Up Facility documents are governed by the laws in force in Victoria, Australia and agrees to submit to the non-exclusive jurisdiction of courts in Victoria, Australia.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.asxperpetual.com.au).



SEC File
No. 82-34676

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	8 October 2002
Subject	Change of Director's Interest Notice	Total pages including header	5

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	8 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 August 2002
No. of securities held prior to change	10,000
Class	Fully paid ordinary shares
Number acquired	5,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,700.00
No. of securities held after change	15,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2002
No. of securities held prior to change	0
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,550.00
No. of securities held after change	10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

SEC File
No. 82-34676


GIC

27 September 2002

Australia Stock Exchange
Attn: Company Announcements Office
20 Bridge Street
Sydney 2000 NSW
Australia

Fax: 612 9227 0339

Dear Sir,

Form 603 – Notice of initial substantial holder

1. Please find attached a set of the form 603 for BHP Steel Limited.

2. Thank you.

Yours faithfully

Margaret Tan
Operations Officer
Financial Operations Division

Cc: BHP Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
Telephone: + 61 3 9666 4000
Facsimile: +61 3 9666 4111

SEC File No. 82-34676

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: BHP Steel Limited

ACN/ARSN: 000 011 058

1. Details of substantial holder (1)

Name: Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable):

The holder became a substantial holder on 24 09 02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	40,194,685	40,194,685	5.0687%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Government of Singapore Investment Corporation Pte Ltd	Beneficial Owner	ord. shs. 40,194,685

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Government of Singapore Investment Corporation P L	National Nominees Ltd	Government of Singapore Investment Corporation P L	ord shs 40,194,685

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Pls see attached				
Schedule				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore	168 Robinson Road #37-01 Capital Tower
Investment Corporation Pte Ltd	Singapore 068912

Signature

print name Kelvin Lim / Seah Wan Hoon capacity Regional Mgr / Manager

sign here [signatures] date 27 / 09 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SEC File
No. 82-34676

Consideration (item 5)

Holder of Relevant interest	Date of acquisition	Consideration		Class and number of securities	
		Cash	Non-cash		
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	184,668
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	101,464
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	4,609,448
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	2,532,610
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	161,386
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	816,260
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	448,486
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	20,998
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	1,669,774
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	917,440
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	1,112,395
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	543,789
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	3,070,791
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	123,025
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	42,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	21,060
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	120,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	358,118
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	50,400
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	51,874
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	167,792
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8210		Ordinary Shares	90,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	140,813
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	171,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	112,522
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	683,726

Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	55,000
Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8200		Ordinary Shares	367,500
Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8300		Ordinary Shares	66,429
Government of Singapore Investment Corporation Pte Ltd	23.07.02	2.8210		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	24.07.02	2.7986		Ordinary Shares	700,000
Government of Singapore Investment Corporation Pte Ltd	21.08.02	2.6431		Ordinary Shares	199,653
Government of Singapore Investment Corporation Pte Ltd	27.08.02	2.7500		Ordinary Shares	25,266
Government of Singapore Investment Corporation Pte Ltd	28.08.02	2.7939		Ordinary Shares	25,340
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	56,052
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7700		Ordinary Shares	25,998
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	630,102
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	40,407
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	368,334
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7756		Ordinary Shares	71,186
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	218,667
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	23,988
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	374,069
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	22,042
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	33,276
Government of Singapore Investment Corporation Pte Ltd	02.09.02	2.8937		Ordinary Shares	26,808
Government of Singapore Investment Corporation Pte Ltd	05.09.02	2.8538		Ordinary Shares	28,800
Government of Singapore Investment Corporation Pte Ltd	05.09.02	2.8557		Ordinary Shares	230,000
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,648,379
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	3,221,877
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,120,747
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,908,144

SEC File
No. 82-34676


GIC

27 September 2002

Australia Stock Exchange
Attn: Company Announcements Office
20 Bridge Street
Sydney 2000 NSW
Australia

Fax: 612 9227 0339

Dear Sir,

Form 605 – Notice of ceasing to be a substantial holder

1. Please find attached a set of the form 605 for BHP Steel Limited.

2. Thank you.

Yours faithfully

Margaret Tan
Operations Officer
Financial Operations Division

Cc: BHP Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
Telephone: + 61 3 9666 4000
Facsimile: +61 3 9666 4111

Government of Singapore Investment Corporation Pte Ltd
168 Robinson Road #37-01 Capital Tower Singapore 068912 • Tel: (65) 6889 8888

Form 605

No. 82-34676

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme BHP Steel Limited

ACN/ARSN 000 011 058

1. Details of substantial holder(1)

Name Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 26 09 02

The previous notice was given to the company on 27 09 02

The previous notice was dated 27 09 02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Please see attached					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	NA

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore	168 Robinson Road #37-01
Investment Corporation Pte Ltd	Capital Tower Singapore 068912

Signature

print name Ho Yuit Mun / Tan Lay Beng capacity Asst. Director / Regional Mgr

sign here date 27 / 09 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	184,668	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	101,464	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	4,609,448	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	2,532,610	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	161,386	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	816,260	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	448,486	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	20,998	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	1,669,774	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	917,440	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	1,112,395	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	543,789	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	3,070,791	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	123,025	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	167,792	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	42,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	21,060	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	120,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	358,118	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	50,400	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	51,874	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8371		Ordinary Shares	-32,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8300		Ordinary Shares	66,429	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	140,813	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	171,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	112,522	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	250,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	683,726	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	55,000	N.A.
19.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8500		Ordinary Shares	-12,527	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8200		Ordinary Shares	367,500	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	90,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	250,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8083		Ordinary Shares	-100,440	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7986		Ordinary Shares	700,000	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-58,019	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-112,450	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-28,240	N.A.
29.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-16,620	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-112,256	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-283,030	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-42,044	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-269,649	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7348		Ordinary Shares	-91,924	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7390		Ordinary Shares	-108,426	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7357		Ordinary Shares	-49,217	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7387		Ordinary Shares	-57,327	N.A.
31.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7470		Ordinary Shares	-18,090	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
01.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-58,400	N.A.
07.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5477		Ordinary Shares	-197,873	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-493,578	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-250,413	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-1,460,826	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-45,183	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-43,777	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-1,415,378	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-954,789	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-242,624	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-118,134	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-478,221	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-127,077	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-113,654	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-65,679	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-422,832	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-8,666	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-20,078	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-979,616	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-152,163	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-263,312	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6461		Ordinary Shares	-44,722	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6431		Ordinary Shares	199,653	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6541		Ordinary Shares	-7,800	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-469,657	N.A.
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-70,061	N.A.
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-94,160	N.A.
27.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7500		Ordinary Shares	25,266	N.A.
28.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7939		Ordinary Shares	25,340	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	56,052	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7700		Ordinary Shares	25,998	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	630,102	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	40,407	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	368,334	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7756		Ordinary Shares	71,186	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	218,667	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	23,988	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	374,069	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	22,042	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	33,276	N.A.
02.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8937		Ordinary Shares	26,808	N.A.
02.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8907		Ordinary Shares	-89,400	N.A.
04.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8450		Ordinary Shares	-43,800	N.A.
05.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8538		Ordinary Shares	28,800	N.A.
05.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8557		Ordinary Shares	230,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-35,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-400,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-110,000	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-18,694	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-110,417	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-29,913	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6890		Ordinary Shares	-35,000	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,648,379	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	3,221,877	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,908,144	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,120,747	N.A.
25.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.5983		Ordinary Shares	34,071	N.A.
25.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6122		Ordinary Shares	-300,000	N.A.
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-100,000	N.A.
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-300,000	N.A.

No. 82-34676

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-100,000	N.A.



SEC File
No. 82-34676

FAX TRANSMISSION

To	:	Company Announcements Office	Fax :	612 9227 0339
Company	:	Australia Stock Exchange		
From	:	Margaret Tan	Fax :	(65) 6889 8756
cc	:		Tel :	(65) 6889 8894
			E-Mail :	margarettan@gic.com.sg
Date	:	27 September 2002		
Subject	:			
No of Pages	:	13 (including this page)		

Dear Sir,

Please find attached a set of Form 605 for BHP Steel Limited.

I would appreciate if you could send me a fax to acknowledge receipt of the forms.

Thank you.

Best regards

Margaret Tan
Operations Officer
Financial Operations Division

Government of Singapore Investment Corporation Pte Ltd
168 Robinson Road #37-00 Capital Tower Singapore 068912 Tel: 65 889 3366

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: BHP Steel Limited

ACN/ARSN: 000 011 058

1. Details of substantial holder(1)

Name: Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 26 09 02

The previous notice was given to the company on: 27 09 02

The previous notice was dated: 27 09 02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Please see attached					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	NA

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore Investment Corporation Pte Ltd	168 Robinson Road #37-01 Capital Tower Singapore 068912

Signature

print name: Ho Yuit Mun / Tan Lay Beng

capacity: Asst. Director / Regional Mgr

sign here

date: 27 / 09 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

No. 82-34676

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	184,668	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	101,464	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	4,609,448	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	2,532,610	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	161,386	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	816,260	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	448,486	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	20,998	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	1,669,774	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	917,440	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	1,112,395	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	543,789	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6) and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	3,070,791	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	123,025	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	167,792	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	42,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	21,060	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	120,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	358,118	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	50,400	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	51,874	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8371		Ordinary Shares	-32,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8300		Ordinary Shares	66,429	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	140,813	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	171,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	112,522	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	250,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	683,726	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	55,000	N.A.
19.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8500		Ordinary Shares	-12,527	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8200		Ordinary Shares	367,500	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	90,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	250,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8083		Ordinary Shares	-100,440	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7986		Ordinary Shares	700,000	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7679		Ordinary Shares	-58,019	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-112,450	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-28,240	N.A.
29.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-16,620	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-112,256	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-283,030	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-42,044	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-269,649	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7348		Ordinary Shares	-91,924	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7390		Ordinary Shares	-108,426	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7357		Ordinary Shares	-49,217	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7387		Ordinary Shares	-57,327	N.A.
31.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7470		Ordinary Shares	-18,090	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
01.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-58,400	N.A.
07.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5477		Ordinary Shares	-197,873	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-493,578	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-250,413	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-1,460,826	N.A.
15.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5450		Ordinary Shares	-45,183	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-43,777	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-1,415,378	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-954,789	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-242,624	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-118,134	N.A.
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5360		Ordinary Shares	-478,221	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6) and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5283		Ordinary Shares	-127,077	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-113,654	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-65,679	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-422,832	N.A.
19.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5410		Ordinary Shares	-8,666	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-20,078	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-979,616	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-152,163	N.A.
20.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.5611		Ordinary Shares	-263,312	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6461		Ordinary Shares	-44,722	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6431		Ordinary Shares	199,653	N.A.
21.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6541		Ordinary Shares	-7,800	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-469,657	N.A.
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-70,061	N.A.
26.08.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7592		Ordinary Shares	-94,160	N.A.
27.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7500		Ordinary Shares	25,266	N.A.
28.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7939		Ordinary Shares	25,340	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	56,052	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7700		Ordinary Shares	25,898	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	630,102	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	40,407	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7735		Ordinary Shares	368,334	N.A.
29.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7756		Ordinary Shares	71,186	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	218,667	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	23,988	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	374,069	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	22,042	N.A.
30.08.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7899		Ordinary Shares	33,276	N.A.
02.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8937		Ordinary Shares	26,808	N.A.
02.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8907		Ordinary Shares	-69,400	N.A.
04.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8450		Ordinary Shares	-43,800	N.A.
05.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8538		Ordinary Shares	28,800	N.A.
05.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8557		Ordinary Shares	230,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-35,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-400,000	N.A.
17.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7733		Ordinary Shares	-110,000	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-16,694	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-110,417	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6922		Ordinary Shares	-29,913	N.A.
20.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6890		Ordinary Shares	-35,000	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,648,379	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	3,221,877	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,908,144	N.A.
24.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.6728		Ordinary Shares	1,120,747	N.A.
25.09.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.5983		Ordinary Shares	34,071	N.A.
25.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6122		Ordinary Shares	-300,000	N.A.
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-100,000	N.A.
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-300,000	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
26.09.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.6168		Ordinary Shares	-100,000	N.A.


GIC-FSD
GIC

SEC File
No. 82-34676

FAX TRANSMISSION

To	:	Company Announcements Office	Fax :	612 9227 0339
Company	:	Australia Stock Exchange		
From	:	Margaret Tan	Fax :	(65) 6889 8756
cc	:		Tel :	(65) 6889 8894
			E-Mail :	margarettan@gic.com.sg
Date	:	27 September 2002		
Subject	:			
No of Pages	:	5 (including this page)		

Dear Sir,

Please find attached a set of Form 603 for BHP Steel Limited.

I would appreciate if you could send me a fax to acknowledge receipt of the forms.

Thank you.

Best regards

Margaret Tan
Operations Officer
Financial Operations Division

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme BHP Steel Limited

ACN/ARSN 000 011 058

1. Details of substantial holder (1)

Name Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable)

The holder became a substantial holder on 24 09 02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	40,194,685	40,194,685	5.0687%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Government of Singapore Investment Corporation Pte Ltd	Beneficial Owner	ord. shs. 40,194,685

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Government of Singapore Investment Corporation P L	National Nominees Ltd	Government of Singapore Investment Corporation P L	ord shs 40,194,685

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Pls see attached				
Schedule				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore Investment Corporation Pte Ltd	168 Robinson Road #37-01 Capital Tower Singapore 068912

Signature

print name Kelvin Lim / Seah Wan Hoon capacity Regional Mgr / Manager

sign here [signatures] date 27 / 09 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SEC File
No. 82-34676

Consideration (item 5)

Holder of Relevant interest	Date of acquisition	Consideration		Class and number of securities	
		Cash	Non-cash		
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	184,668
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	101,464
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	4,609,448
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	2,532,610
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	161,386
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	816,260
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	448,486
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	20,998
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	1,669,774
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	917,440
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	1,112,395
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	543,789
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	3,070,791
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	123,025
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	42,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	21,060
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	120,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	358,118
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	50,400
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	51,874
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	167,792
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8210		Ordinary Shares	90,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	140,813
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	171,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	112,522
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	683,726

No. 82-34676

Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	55,000
Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8200		Ordinary Shares	367,500
Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8300		Ordinary Shares	66,429
Government of Singapore Investment Corporation Pte Ltd	23.07.02	2.8210		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	24.07.02	2.7986		Ordinary Shares	700,000
Government of Singapore Investment Corporation Pte Ltd	21.08.02	2.6431		Ordinary Shares	199,653
Government of Singapore Investment Corporation Pte Ltd	27.08.02	2.7500		Ordinary Shares	25,266
Government of Singapore Investment Corporation Pte Ltd	28.08.02	2.7939		Ordinary Shares	25,340
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	56,052
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7700		Ordinary Shares	25,986
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	630,102
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	40,407
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7735		Ordinary Shares	368,334
Government of Singapore Investment Corporation Pte Ltd	29.08.02	2.7756		Ordinary Shares	71,186
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	218,667
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	23,988
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	374,069
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	22,042
Government of Singapore Investment Corporation Pte Ltd	30.08.02	2.7899		Ordinary Shares	33,276
Government of Singapore Investment Corporation Pte Ltd	02.09.02	2.8937		Ordinary Shares	26,808
Government of Singapore Investment Corporation Pte Ltd	05.09.02	2.8538		Ordinary Shares	28,800
Government of Singapore Investment Corporation Pte Ltd	05.09.02	2.8557		Ordinary Shares	230,000
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,548,379
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	3,221,877
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,120,747
Government of Singapore Investment Corporation Pte Ltd	24.09.02	2.6728		Ordinary Shares	1,908,144



Facsimile

To Company Announcements Office | Facsimile Number 1300 300 021

Company Australian Stock Exchange Limited

From David Cantrick-Brooks | Date 19 September 2002

Subject AGM | Total pages including header 1

Dear Sir / Madam

FOR IMMEDIATE RELEASE TO THE MARKET

BHP Steel Limited wishes to advise that its 2002 Annual General Meeting will be held on Monday, 18 November 2002 at the Melbourne Park Function Centre, commencing at 2.00pm (Melbourne time).

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia (PO Box 18207, Collins Street East, Melbourne VIC 8003)
Telephone +61 3 9666 4000 Facsimile +61 3 9666 4111 Website www.bhpsteel.com



Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	5 September 2002
Subject	Change of Director's Interest Notice	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Crabb
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Cragiebield Investments Superannuation Fund
Date of change	5 September 2002
No. of securities held prior to change	21,428
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.86
No. of securities held after change	31,428
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.


BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	2 September 2002
Subject	Change of Director's Interest Notice	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

SEC File No. 82-34676

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kirby C Adams
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 August 2002
No. of securities held prior to change	92,212
Class	Fully paid ordinary shares
Number acquired	210,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.80
No. of securities held after change	302,212
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.



File
No. 82-34676



BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	27 August 2002
Subject	Change of Director's Interest Notice	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Kraehe
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2002
No. of securities held prior to change	72,822
Class	Fully paid ordinary shares
Number acquired	30,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$83,100.00
No. of securities held after change	102,822
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.



BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	26 August 2002
Subject	Change of Director's Interest Notice	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 August 2002
No. of securities held prior to change	387,056
Class	Fully paid ordinary shares
Number acquired	25,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$66,875.00
No. of securities held after change	412,056
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

SEC File
No. 82-34676



Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	20 August 2002
Subject	Change of Director's Interest Notice	Total pages including header	3

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BHP Steel Limited
ABN	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harry Kevin McCann
Date of last notice	22 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	H J McCann Investments Pty Limited
Date of change	13 August 2002
No. of securities held prior to change	0
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,200.00
No. of securities held after change	10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	(02) 9227 0339
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	7 August 2002
Subject	**Preliminary Final 2002 Earnings Report**	Total pages including header	7

FOR IMMEDIATE RELEASE TO THE MARKET

This announcement sets out the preliminary final annual earnings for BHP Steel Limited for the year ended 30 June 2002.

This report contains pro-forma earnings results for the year ended 30 June 2002 based on the form of the pro-forma financial information contained in the Scheme Booklet and Information Offer Memorandum dated 13 May 2002 and prepared in respect of the Steel Demerger.

ASX has granted BHP Steel Limited a waiver to give this annual earnings report in place of the Appendix 4B.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4073 Facsimile +61 3 9666 4118 Email david.cantrickbrooks@bhpsteel.com

SEC File
No. 82-34676

BHP STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 3 9666 4000 Fax: +61 3 9666 4111
Website: www.bhpsteel.com


BHP STEEL

7th August 2002

Annual Earnings Report
30 June 2002

PLEASE NOTE

BHP Steel Limited ("BHP Steel") legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002.

As at 30 June 2002, BHP Steel was a business unit of the BHP Billiton Group and accordingly its 2002 and comparative financial results will be reflected in the BHP Billiton combined group results which were released to the market today, 7 August 2002. However, the steel segment reported by the BHP Billiton Group is not reflective of BHP Steel's results as the steel segment is reported under UK GAAP, in US dollars and contains results for discontinued steel operations not forming part of BHP Steel Limited. In the interest of assisting investors and other stakeholders in understanding BHP Steel's results, the BHP Steel Board and senior management have decided to provide the following pro-forma financial information for BHP Steel. This pro-forma information has been prepared on a basis consistent with pro-forma information presented in the Scheme Booklet and Offer Memorandum dated 13 May 2002. Normalisation adjustments have been made to the financial information to adjust for discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company.

SEC File
No. 82-34676

2002 PRO FORMA RESULTS VERSUS FORECAST

Information on the pro forma EBIT and net operating and investing cash flow forecasts can be found in the Scheme Document and Offer Memorandum dated 13 May 2002.

Pro-forma BHP Steel Group earnings before interest and tax (EBIT) for the 12 months ended 30 June 2002 was $160 million, a $7 million decrease on the pro-forma forecast of $167 million. Net cash flow from operating and investing activities for the 12 months ended 30 June 2002 was $227 million, which exceeded the pro-forma forecast net operating and investing cash flow by $31 million.

(A) EBIT		Year Ended 30 June 2002 (Pro-forma)		VARIANCE
		ACTUAL	FORECAST	
Revenue	A$ m	4,593	4,489	104
EBITDA	A$ m	412	421	(9)
EBIT	A$ m	160	167	(7)

EBIT Variance

The $7 million unfavourable variance principally reflected:

- the effect of an industrial dispute at the Western Port works in May and June 2002; and
- higher than forecast AUD/USD and NZD/USD exchange rates.

Partly offset by:

- stronger Australian demand for higher value added coated products; and
- higher hot rolled coil prices at North Star BHP Steel.

(B) Cash Flows		Year Ended 30 June 2002 (Pro forma)		VARIANCE
		ACTUAL	FORECAST	
Net operating cash flow before borrowing costs and income tax	A$ m	381	364	17
Net investing cash flows (1)	A$ m	(154)	(168)	14
Net cash from operating and investing activities	A$ m	227	196	31

(1) Primarily comprising capital expenditure

Cash Flow Variance

The $31 million increase principally reflects lower than forecast working capital requirements and lower than forecast capital spending.

2002 PRO FORMA RESULTS VERSUS 2001 PRO-FORMA RESULTS

Pro-forma BHP Steel Group earnings before interest and tax (EBIT) for the 12 months ended 30 June 2002 was $160 million, compared to pro-forma results for 2001 of $305 million.

PRO FORMA STATEMENT OF PERFORMANCE

		Year ended 30 June		VARIANCE
		2002	2001	
Raw Steel Production	'000t			
Port Kembla		4,754	4,830	(76)
North Star (50% share)		800	766	34
New Zealand Steel		552	602	(50)
Total		**6,106**	**6,198**	**(92)**
Sales Volume (1)	'000t			
- Domestic		3,731	3,601	130
- Export		2,297	2,720	(423)
Total		**6,028**	**6,321**	**(293)**
Revenue	A$ m	4,593	4,941	(348)
EBITDA (2)	A$ m	412	568	(156)
EBIT (2)	A$ m	160	305	(145)

Notes:
(1) Includes 50% share in North Star BHP Steel.
(2) Includes the 50% share of net profit from North Star BHP Steel of $3m in 2002 ($26m loss in 2001) accounted for using the equity method.

VARIANCE ANALYSIS

Production Volume

The 92,000t raw steel production decrease was primarily due to production down-time associated with industrial stoppages and operational issues at Port Kembla steelworks and the planned reline of one of the two melter furnaces at New Zealand Steel.

Sales Volume

The 293,000t decrease principally reflected:

- A 399,000t decrease in export sales from Australia mainly due to decreasing export availability from the Port Kembla steelworks and the timing of export shipments, together with stronger Australian demand.

Partly offset by:

- A 105,000t increase in Australian domestic volumes mainly due to stronger demand in the Australian building market.

PROFORMA STATEMENT OF PERFORMANCE

VARIANCE ANALYSIS (continued)

EBIT

The $145 million decrease principally reflected:

Prices ($113m unfavourable)

- Lower international slab and hot rolled coil prices and the related flow-on to export coated product and Australian hot rolled coil prices.

Exchange Rates ($60m unfavourable)

- The effect of changes in the AUD/USD and NZD/USD exchange rates on the restatement of USD denominated receivables.

Production Volumes and Product Mix ($33m favourable)

- Stronger demand for higher value added coated products in the Australian building market.

Costs ($17m favourable)

- Various cost improvement initiatives within Coated Products Australia and Hot Rolled Products;
- Lower steel feed costs in Coated Products Asia as a result of lower international steel prices; and
- Lower zinc and aluminium coating metal costs;

Partly offset by:

- Higher iron ore and coal costs;
- The unfavourable unit cost impact of lower production volumes from the Port Kembla Steelworks and New Zealand Steel; and
- Higher costs at several key Australian manufacturing sites due to industrial disputes related to Enterprise Bargaining Agreement negotiations and outsourcing initiatives.

Other ($22m unfavourable)

- Unfavourable profit-in-stock elimination on intersegment sales in 2002 due to higher gross margins. This compares to a favourable profit-in-stock elimination in the previous year.

GROUP REVIEW

In commenting on the full year results, the Chairman of BHP Steel Limited, Mr Graham Kraehe said:

"I would firstly like to note that July 2002 represents a major milestone in the Company's 87-year history. BHP Steel Limited listed on Australian Stock Exchange on 15 July and legally separated from BHP Billiton on 22 July. Our debut was well received despite volatile global equity markets and we can now focus on growing our business and delivering value to our shareholders, customers, employees and communities.

"The key features of the 2002 result were the very difficult international market pricing conditions and a strong management performance through the period of demerger and public listing."

In terms of 2002/03, Mr Kraehe said *"the Directors are comfortable with the forecast net profit of $254 million"* (details of which can be found in the Scheme Document and Offer Memorandum).

The first dividends to be paid by BHP Steel will be for the year ended 30 June 2003. As indicated in the Scheme Booklet, BHP Steel expects to pay a 9 cents per share interim dividend in April 2003 and a final dividend of 11 cents per share in October 2003.

In terms of the 2001/02 result, BHP Steel Limited's Managing Director and CEO Mr Kirby Adams said:

"The year just finished was challenging for the global steel industry. BHP Steel is proud of its performance relative to the industry and has successfully managed many significant business issues during a year characterised by sustained record low global steel prices, the imposition of tariffs and quotas in our most important export markets, global economic weakness due to uncertainty post-September 11, costly industrial action in Australia, a strengthening Australian dollar and the complexity of severing an 87-year relationship with BHP Billiton.

"Despite these challenges, the business generated $227 million in cash after capital spending, generated $160 million EBIT and started its life as an independent company with a strong balance sheet and improved cost structure.

"During the year, we shipped increased volumes to our Australian customers, where we have continued to build customer confidence in our selected markets. The Company has begun to benefit from a range of cost reduction programs, productivity gains and the outsourcing of selected operations. The scheduled rebuild of the New Zealand melter and associated equipment has been completed, but at a higher cost than anticipated."

GROUP REVIEW (continued)

Mr Adams added, *"Some of the most pleasing outcomes of 2001/02 were the continuing growth in profitability from our Asian businesses and fourth quarter turnaround at our North Star BHP Steel joint venture in the USA. We are most proud of our continuing improvements in customer service and the attainment of new records in our already outstanding safety performance, despite the many distractions encountered during the year.*

"We thank our employees, customers and new shareholders for their support and confidence as we proceed into our first year as a publicly listed company."

SUMMARY OF PRO-FORMA RESULTS BY SEGMENT

	Revenue ($m)		EBIT ($m)	
	Year Ended 30 June			
	2002	2001	2002	2001
Hot Rolled Products	2,132	2,221	95	129
Coated Products Australia	2,360	2,436	46	114
New Zealand Steel	469	471	12	47
Coated Products Asia	537	556	75	54
Corporate & Group	468	445	(52)	(56)
Inter segment	(1,373)	(1,188)	(16)	17
Total BHP Steel	4,593	4,941	160	305

For further information:

- **Media - David Goodwin, Executive Vice President Corporate Affairs**
  Tel: +61 3 9666 4020 +61 (0)419 585 298

- **Investor Relations - John Knowles, Vice President Investor Relations**
  Tel: +61 3 9666 4150 +61 (0)419 893 491


GIC

31 July 2002

Australia Stock Exchange
Attn: Company Announcements Office
20 Bridge Street
Sydney 2000 NSW
Australia

Fax: 612 9227 0339

Dear Sir,

Form 605 – Notice of ceasing to be a substantial holder

1. Please find attached a set of the form 605 for BHP Steel Limited.

2. Thank you.

Yours faithfully

Margaret Tan
Operations Officer
Financial Operations Division

Cc: BHP Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
Telephone: + 61 3 9666 4000
Facsimile: +61 3 9666 4111
Attn: Sasha Stirton

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: BHP Steel Limited

ACN/ARSN: 000 011 058

1. Details of substantial holder(1)

Name: Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 3007/02

The previous notice was given to the company on: 2507/02

The previous notice was dated: 2507/02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Please					
see attached.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	NA

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore Investment Corporation Pte Ltd	168 Robinson Road #37-01 Capital Tower Singapore 068912

Signature

print name: Ho Yuit Mun / Tan Lay Beng capacity: Asst. Director/Regional Manager

sign here date: 31/ 07 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

No. 82-34676

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	184,668	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	101,464	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	4,609,448	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	2,532,610	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	161,386	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	816,260	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	448,486	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	20,998	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	1,669,774	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	917,440	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	1,112,395	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	543,789	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	3,070,791	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	123,025	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	167,792	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	42,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	21,060	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	120,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	358,118	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	50,400	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	51,874	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8371		Ordinary Shares	-32,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8300		Ordinary Shares	66,429	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	140,813	N.A.

SEC File No. 82-34676

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	171,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	112,522	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	250,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	683,726	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	55,000	N.A.
19.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8500		Ordinary Shares	-12,527	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8200		Ordinary Shares	367,500	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	90,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	250,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8083		Ordinary Shares	-100,440	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7986		Ordinary Shares	700,000	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-58,019	N.A.

SEC File No. 82-34676

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-112,450	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-28,240	N.A.
29.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-16,620	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-112,256	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-283,030	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-42,044	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-269,649	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7348		Ordinary Shares	-91,924	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7390		Ordinary Shares	-108,426	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7357		Ordinary Shares	-49,217	N.A.

GIC-FSD

GIC

SEC File
No. 82-34676

FAX TRANSMISSION

To	: Company Announcements Office	Fax :	612 9227 0339
Company	: Australia Stock Exchange		
From	: Margaret Tan	Fax :	(65) 6889 8756
cc	:	Tel :	(65) 6889 8894
		E-Mail :	margarettan@gic.com.sg
Date	: 31 July 2002		
Subject	:		
No of Pages	: 7 (including this page)		

Dear Sir,

Please find attached a set of Form 605 for BHP Steel Limited.

I would appreciate if you could send me a fax to acknowledge receipt of the forms.

Thank you,

Best regards

Margaret Tan
Operations Officer
Financial Operations Division

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme BHP Steel Limited

ACN/ARSN 000 011 058

1. Details of substantial holder(1)

Name Government of Singapore Investment Corporation Pte Ltd

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 3007/02

The previous notice was given to the company on 2507/02

The previous notice was dated 2507/02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
Please					
see attached.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	NA

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Government of Singapore Investment Corporation Pte Ltd	168 Robinson Road #37-01 Capital Tower Singapore 068912

Signature

print name Ho Yuit Mun / Tan Lay Beng capacity Asst. Director/Regional Manager

sign here date 31/ 07 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Changes in relevant interests (Item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	184,668	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	101,464	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	4,609,448	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	2,532,610	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	161,386	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	816,260	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	448,486	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9584		Ordinary Shares	20,998	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9563		Ordinary Shares	1,669,774	N.A.
15.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9950		Ordinary Shares	917,440	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	1,112,395	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	543,789	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	3,070,791	N.A.
16.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.9838		Ordinary Shares	123,025	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	167,792	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	42,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	21,060	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	120,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	358,118	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8691		Ordinary Shares	50,400	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8551		Ordinary Shares	51,874	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8371		Ordinary Shares	-32,000	N.A.
17.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8300		Ordinary Shares	66,429	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	140,813	N.A.

Changes in relevant interests (item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation ot change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	171,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	112,622	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	250,000	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8669		Ordinary Shares	683,726	N.A.
18.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8608		Ordinary Shares	55,000	N.A.
19.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8500		Ordinary Shares	-12,527	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8200		Ordinary Shares	367,500	N.A.
22.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	90,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.8210		Ordinary Shares	250,000	N.A.
23.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.8083		Ordinary Shares	-100,440	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Purchase	2.7986		Ordinary Shares	700,000	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-58,019	N.A.

Changes in relevant interests (Item 2)

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation of change (5)		Class (6)and number of securities affected		Person's votes affected
			Cash	Non-cash			
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-112,450	N.A.
24.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7879		Ordinary Shares	-28,240	N.A.
29.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7000		Ordinary Shares	-16,620	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-112,256	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-283,030	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-42,044	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7400		Ordinary Shares	-269,649	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7348		Ordinary Shares	-91,924	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7390		Ordinary Shares	-108,426	N.A.
30.07.02	Government of Singapore Investment Corporation Pte Ltd	Sale	2.7357		Ordinary Shares	-49,217	N.A.


GIC

25 July 2002

Australia Stock Exchange
Attn: Company Announcements Office
20 Bridge Street
Sydney 2000 NSW
Australia

Fax: 612 9227 0339

Dear Sir,

Form 603 – Notice of initial substantial holder

1. Please find attached a set of the form 603 for BHP Steel Limited.

2. Thank you.

Yours faithfully

Margaret Tan
Operations Officer
Financial Operations Division

Cc: BHP Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
Telephone: + 61 3 9666 4000
Facsimile: +61 3 9666 4111

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	BHP STEEL LTD
ACN/ARSN	000 011 058

1. Details of substantial holder (1)

Name	GOVERNMENT OF SINGAPORE CORPORATION PTE LTD (GSIC)
ACN/ARSN (if applicable)	

The holder became a substantial holder on 24 07 ,02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	40,209,994	40,209,994	5.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
GSIC	Beneficial Owner	Ord. Shs. 40,209,994

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
GSIC	National Nominees Ltd.	GSIC	Ord. Shs. 40,209,994

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Pls. see attached schedule				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
GSIC	168 Robinson Road #37-01 Capital Tower
	Singapore 068912

Signature

print name Ho Yuit Min / Peter Lee   capacity Asst. Director / Regional Mgr.

sign here   date 25 / 07 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Consideration (item 5)

Holder of Relevant interest	Date of acquisition	Consideration		Class and number of securities	
		Cash	Non-cash		
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	184,668
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	101,464
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	4,609,448
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	2,532,610
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	161,386
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	816,260
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	448,486
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	20,998
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	1,669,774
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	917,440
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	1,112,395
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	543,789
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	3,070,791
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	123,025
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	42,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	21,060
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	120,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	358,118
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	50,400
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	51,874
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	167,792
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	140,813
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	171,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	112,522
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	683,726
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	55,000

SEC File
No. 82-34676

Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8200		Ordinary Shares	367,500
Government of Singapore Investment Corporation Pte Ltd	23.07.02	2.8210		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	24.07.02	2.7986		Ordinary Shares	700,000
Government of Singapore Investment Corporation Pte Ltd	25.07.02	2.8210		Ordinary Shares	90,000
Government of Singapore Investment Corporation Pte Ltd	30.07.02	2.8300		Ordinary Shares	66,429


ECP File
82-34676

GIC

FAX TRANSMISSION

To	: Attn: Companies	Fax :	612 9778 0999
Company	: ASIC		
From	: Margaret Tan	Fax :	(65) 6889 8756
cc	:	Tel :	(65) 6889 8894
		E-Mail :	margarettan@gic.com.sg
Date	: 25 July 2002		
Subject	:		
No of Pages :	5 (including this page)		

Dear Sir,

Please find attached a set of Form 603 for BHP Steel Limited.

I would appreciate if you could send me a fax to acknowledge receipt of the forms.

Thank you.

Best regards

Margaret Tan
Operations Officer
Financial Operations Division

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: BHP STEEL LTD

ACN/ARSN

1. Details of substantial holder (1)

Name: GOVERNMENT OF SINGAPORE CORPORATION PTE LTD (GSIC)

ACN/ARSN (if applicable)

The holder became a substantial holder on 24 07 ,02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	40,209,994	40,209,994	5.077%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
GSIC	Beneficial Owner	Ord. Shs. 40,209,994

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
GSIC	National Nominees	GSIC	Ord. Shs.
	Ltd.		40,209,994

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Pls. see attached				
schedule				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NA	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
GSIC	168 Robinson Road #37-01 Capital Tower
	Singapore 068912

Signature

print name Ho Yuit Mun / Peter Lee capacity Asst. Director / Regional Mgr.

sign here date 25 / 07 / 02

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SEC File
No. 82-34676

Consideration (Item 5)

Holder of Relevant interest	Date of acquisition	Consideration		Class and number of securities	
		Cash	Non-cash		
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	184,668
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	101,464
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	4,609,448
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	2,532,610
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	161,386
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	816,260
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	448,486
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9584		Ordinary Shares	20,998
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9563		Ordinary Shares	1,669,774
Government of Singapore Investment Corporation Pte Ltd	15.07.02	2.9950		Ordinary Shares	917,440
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	1,112,395
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	543,789
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	3,070,791
Government of Singapore Investment Corporation Pte Ltd	16.07.02	2.9838		Ordinary Shares	123,025
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	42,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	21,060
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	120,000
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	358,118
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8691		Ordinary Shares	50,400
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	51,874
Government of Singapore Investment Corporation Pte Ltd	17.07.02	2.8551		Ordinary Shares	167,792
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	140,813
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	171,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	112,522
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8669		Ordinary Shares	683,726
Government of Singapore Investment Corporation Pte Ltd	18.07.02	2.8608		Ordinary Shares	55,000

SEC File
No. 82-34676

Government of Singapore Investment Corporation Pte Ltd	22.07.02	2.8200		Ordinary Shares	367,500
Government of Singapore Investment Corporation Pte Ltd	23.07.02	2.8210		Ordinary Shares	250,000
Government of Singapore Investment Corporation Pte Ltd	24.07.02	2.7986		Ordinary Shares	700,000
Government of Singapore Investment Corporation Pte Ltd	25.07.02	2.8210		Ordinary Shares	90,000
Government of Singapore Investment Corporation Pte Ltd	30.07.02	2.8300		Ordinary Shares	66,429



BHPSTEEL

Facsimile

To	Company Announcements Office	Facsimile Number	(02) 9227 0339
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	22 July 2002
Subject	Notification of Directors' interests	Total pages including header	15

Dear Sir / Madam,

In accordance with listing rule 3.19A.1, please find to follow a pro forma notice (Appendix 3X) for each Director of the Company, detailing his/her initial interest.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street Melbourne Vic 3000 Australia
Telephone +61 3 9666 4071 Facsimile +61 3 9666 4118 bhpsteel.com

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Kirby Clarke ADAMS
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
92,212 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Nil	Nil

+ See chapter 19 for defined terms.

141362817

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John CRABB
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of securities**
Cragiebield Investments Superannuation	21,428 fully paid ordinary shares

+ See chapter 19 for defined terms.

141362817

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Diane Jennifer GRADY
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Nil	Nil

* See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graham John KRAEHE
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
73,824 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Perpetual	723 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Harry Kevin McCANN
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Nil	Nil

* See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

* See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ronald John McNEILLY
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
387,056 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Nil	Nil

* See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul John RIZZO
Date of appointment	10 May 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
12,500 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of securities
Nil	Nil

+ See chapter 19 for defined terms.

141362817

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

SEC File
No. 82-34676


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

22 July 2002

BHP STEEL LIMITED

SATISFACTION OF CONDITION FOR CONDITIONAL MARKET

Further to the Circular to Participating Organisations dated 11 July 2002 and numbered 390/02, and following advice from BHP Billiton Limited at 4:15pm EST on Monday, 22 July 2002 of the satisfaction of the condition for the conditional market, ASX advises that the Company's securities will trade on an unconditional and deferred settlement basis immediately. The "CT" tag attached to the Company's securities trading on SEATS will be removed.

KEY DATES

Condition fulfilled	Monday, 22 July 2002
Trading becomes unconditional and occurs on a deferred settlement basis only	Tuesday, 23 July 2002
Despatch date and last day of deferred settlement trading	Wednesday, 24 July 2002
First day of trading on a normal T+3 basis	Thursday, 25 July 2002
First settlement date for all trades conducted on a conditional and deferred settlement basis between 15 July 2002 and 22 July 2002, all trades conducted on an unconditional and deferred settlement basis between 23 July 2002 and 24 July 2002 and all trades conducted on a normal T+3 basis on 25 July 2002.	Tuesday, 30 July 2002

Rick Iversen
Companies Advisor



NEWS RELEASE

Release Time IMMEDIATE

Date 22 July 2002

Number 42/02

DEMERGER OF BHP STEEL - LISTING OF NEW BHP BILLITON PLC SHARES

Following the demerger of BHP Steel and the consequent issue of bonus shares to shareholders of BHP Billiton Plc, BHP Billiton confirms that 113,799,025 new ordinary shares of US$0.50 each in BHP Billiton Plc have today been issued to holders of BHP Billiton Plc shares registered on the UK section of the register.

The new shares will rank pari passu in all respects with existing ordinary BHP Billiton Plc shares. A total of 2,432,946,910 ordinary shares are now in issue.

A further issue of approximately 35,200,505 shares will be made on 29 July 2002 to BHP Billiton Plc shareholders registered on the South African section of the register. An announcement of the exact number of shares issued will be made at that date.

For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

SEC File
No. 82-34676



NEWS RELEASE

Release Time IMMEDIATE

Date 22 July 2002

Number 41/02

DEMERGER OF BHP STEEL - BONUS ISSUE OF BHP BILLITON PLC SHARES

BHP Billiton today announces that holders of ordinary shares in BHP Billiton Plc will receive a bonus issue of 1 new BHP Billiton Plc share for each 15.5648 BHP Billiton Plc shares held. Fractional entitlements will be rounded up (to the nearest whole new BHP Billiton Plc share) if the fractional entitlement would represent half or more than half of a BHP Billiton Plc share, or otherwise rounded down. The shares will be issued on 22 July 2002 to holders of BHP Billiton Plc shares on the register as at Friday, 19 July 2002 (except for shareholders registered in the South African section of the register, where the bonus shares will be issued on 29 July 2002 to holders on the register as at Friday, 26 July 2002).

As previously advised, this bonus issue in favour of BHP Billiton Plc shareholders is being made to reflect the value distributed to BHP Billiton Limited shareholders as a result of the demerger of BHP Steel. The size of the bonus issue has been determined using the formula set out in the documents sent to shareholders in May 2002, and will result in the issue of approximately 148,999,530 new BHP Billiton Plc shares (subject to rounding of fractional entitlements).

For further information, please contact:

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia


BHPSTEEL

SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bhpsteel.com

Media Release

Release Time: IMMEDIATE
Date: 15 July 2002

BHP STEEL LIMITED MAKES ITS DEBUT ON ASX

BHP Steel Limited today marked a new chapter in its 87-year history when the company's shares commenced trading on Australian Stock Exchange (ASX) with an opening price of AUD$2.90. The listing was marked by a bell ringing ceremony at ASX in Melbourne today.

Commenting on today's public listing, BHP Steel Chairman Graham Kraehe said: "Though we are a newcomer to ASX, BHP Steel has a proud heritage dating back to 1915. Since then, BHP Steel has built itself into the largest steel group in Australasia and one of the best performing companies in the competitive global steel industry.

"We have grown beyond our Australian origins to become a global steel business, with manufacturing plants in Australia, New Zealand, Thailand, Malaysia, Indonesia and the United States, a network of roll-forming and service facilities throughout Australia, Asia and the Pacific, and a worldwide network of sales offices."

Managing Director and CEO Kirby Adams said: "Now that the task of demerging from BHP Billiton and our listing on ASX have been successfully completed, we will redouble our focus on growing our business and delivering value to our shareholders, customers and employees.

"BHP Steel provides steel solutions – including market-leading steel products, technical support, transport & logistics services, and after-sales service – in every region of the world – from Asia, to the Middle East, Europe, the Pacific and the Americas."

He said, "BHP Steel is an excellent low cost steel producer with an excellent safety record, strong brands, leading domestic market positions, ongoing efficiency and cost improvements, and a growing presence in the markets of Asia – all of which bodes well for our future."

Television news: Relevant BHP Steel video news footage will be broadcast today during the satellite news exchange at 3.45pm.

For further information about BHP Steel Limited: www.bhpsteel.com

Contacts:

May Goh
Media Relations
BHP Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@BHPBilliton.com

David Goodwin
Executive Vice President Corporate Affairs
BHP Steel
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bhpsteel.com

SEC File
No. 82-34676

APPENDIX A: DISTRIBUTION SCHEDULE

Distribution schedule

An indicative distribution schedule of the numbers of holders in the form contained in Appendix 1A, paragraph 48, appears below:

[illegible]	Number	%	Number	%
1-1,000	206,820	76.77	59,168,613	7.46
1,001-5,000	54,416	20.20	112,944,671	14.24
5,001-10,000	5,097	1.89	34,858,832	4.40
10,001-100,000	2,878	1.07	64,391,789	8.12
100,001 and over	205	0.07	521,635,078	65.78
TOTAL	**269,416**	**100%**	**792,998,983**	**100%**


SEC File
No. 82-34676
bhpbilliton

To: ASX

LISTING OF BHP STEEL LIMITED

Please find attached documents relating to listing of BHP Steel Limited.

Karen Wood

Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

ASX ANNOUNCEMENT: LISTING OF BHP STEEL LIMITED

The offer for ordinary shares in BHP Steel Limited (ACN 000 011 058) is now closed. Trading in BHP Steel Shares is expected to commence on a conditional and deferred settlement basis at 11:30 am Australian Eastern Standard Time today. Normal trading is expected to commence on Thursday, 25 July 2002.

Price and basis of allocation

Applications have been accepted at the price and on the basis of allocation described below.

Final Price

The Final Price for the Retail Offer and the Institutional Offer will be A$2.80 per share.

Basis of Allocation

Retail Offer

Offer to BHP Billiton Limited Shareholders

All successful applicants under the Offer to BHP Billiton Limited Shareholders have been allocated shares as described in the table below.

OFFER TO BHP BILLITON LIMITED SHAREHOLDERS	
Application Size	**Basis of Allocation**
Up to A$5,000	100% of amount applied for
More than A$5,000	A$5,000 plus 30% of amount applied for over A$5,000

General Public Offer

Applicants under the General Public Offer will not receive any allocation.

Applicants who have accepted an allocation of shares under the Broker Firm Offer have been satisfied in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

Institutional Offer

Successful applicants in the Institutional Offer will be advised of their allocations directly by the Joint Global Co-ordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Sale Facility

All BHP Billiton Limited shareholders (except Institutional Selling Shareholders) who offered BHP Steel shares for sale under the Sale Facility have had their offer satisfied in full.

Institutional Selling Shareholders

Institutional shareholders who offered BHP Steel shares for sale under the Sale Facility will be advised of the satisfaction of their offer directly by the Joint Global Co-ordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Proceeds from sale under the Sale Facility will be despatched on 24 July 2002.

Procedure to determine exact allocation

Applicants requiring any further information relating to the BHP Steel Offer, including confirmation of entitlements, should contact the BHP Steel Offer should contact the BHP Steel Share Information Centre on 1300 855 998. Operators are available Monday to Friday from 8:30 am to 5:30 pm Australian Eastern Standard Time.

Applicants with queries regarding BHP Billiton Limited shares should contact the share department on 1300 655 140.

Despatch of notices

CHESS notices and issuer sponsored holding statements will be despatched on 24 July 2002.

Despatch of refunds

Refunds, if any, will be despatched on 24 July 2002.

Conditions for the conditional market

Trading in BHP Steel Shares will commence on a conditional and deferred settlement basis.

Trading will be conditional upon settlement occurring under the Broker Selling Agreements. Trading will continue to be conditional until BHP Billiton Limited notifies ASX that this settlement has occurred. If notice is not given to ASX that settlement has occurred by 31 July 2002:

- the conditions will be taken not to have been satisfied;
- the contracts formed on acceptance of applications under the Offer will be terminated;
- all conditional trades that may have occurred on ASX during the conditional trading period will be cancelled; and
- all application monies will be refunded without interest.

It is the responsibility of applicants to determine their holding details prior to trading in BHP Steel shares. Applicants selling shares prior to receiving confirmation of their holding will do so at their own risk.

Transfer of securities

Quotation is sought for 793 million ordinary shares. All of these securities will be transferred to successful applicants on 22 July 2002. No shares are subject to voluntary escrow arrangements.

Distribution schedule

An indicative distribution schedule is attached in Appendix A.

Top twenty holders

An indicative schedule of Top twenty holders is attached in Appendix B.

Long Term Incentive Program

The full terms and conditions of the Long Term Incentive Program are attached in Appendix C.

APPENDIX A: DISTRIBUTION SCHEDULE

Distribution schedule

An indicative distribution schedule of the numbers of holders in the form contained in Appendix 1A, paragraph 48, appears below:

Size of Holding	Holders		Shares	
	Number	**%**	**Number**	**%**
1-1,000	206,820	7.46	59,168,613	7.46
1,001-5,000	54,416	14.24	112,944,671	14.24
5,001-10,000	5,097	4.40	34,858,832	4.40
10,001-100,000	2,878	8.12	64,391,789	8.12
100,001 and over	205	65.78	521,635,078	65.78
TOTAL	**269,416**	**100%**	**792,998,983**	**100%**

APPENDIX B: TOP TWENTY HOLDERS

Top twenty holders

An indicative statement detailing the names, number and percentages held by the twenty largest holders of ordinary shares, the only class to be quoted, appears in the table below:

Name	Number	%	Rank
J P MORGAN NOMINEES AUSTRALIA LIMITED	101,185,421	12.75	1
NATIONAL NOMINEES LIMITED	76,896,764	9.69	2
WESTPAC CUSTODIAN NOMINEES LIMITED	68,662,928	8.65	3
CITICORP NOMINEES PTY LIMITED	16,946,908	2.13	4
WESTPAC CUSTODIAN NOMINEES LIMITED	13,971,685	1.76	5
QUEENSLAND INVESTMENT CORPORATION	13,243,341	1.67	6
AMP LIFE LIMITED	12,799,108	1.61	7
ANZ NOMINEES LIMITED	12,401,382	1.56	8
COMMONWEALTH CUSTODIAL SERVICES LIMITED	11,899,767	1.50	9
MLC LIMITED	9,112,483	1.14	10
CITICORP NOMINEES PTY LIMITED	7,317,440	0.92	11
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	5,763,608	0.72	12
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	5,466,133	0.68	13
ING LIFE LIMITED	4,944,536	0.62	14
COGENT NOMINEES PTY LIMITED	4,930,048	0.62	15
CITICORP NOMINEES PTY LIMITED	4,005,676	0.50	16
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	3,860,407	0.48	17
NRMA NOMINEES PTY LIMITED	3,655,348	0.46	18
CITICORP NOMINEES PTY LIMITED	3,308,961	0.41	19
THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED	3,287,396	0.41	20

APPENDIX C: LONG TERM INCENTIVE PROGRAM

BLAKE DAWSON WALDRON

L A W Y E R S

BHP Steel Employee Share Plan Trust Deed

BHP Steel Limited

ABN 16 000 011 058

BHP Steel Share Plan Pty Ltd

ACN 101 326 336

Dated 12 **July 2002**

Level 39
101 Collins Street
Melbourne Victoria 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

Ref: HEM:JFS:03-1307-2775


SEC File
No. 82-34676

CONTENTS

BHP Employee Share Plan Trust Deed

DATE 12 July 2002

PARTIES

BHP Steel Limited ABN 16 000 011 058 of 120 Collins Street, Melbourne, Victoria ("**BHP Steel**")

BHP Steel Employee Share Plan Pty Ltd ACN 101 326 336 of 120 Collins Street, Melbourne, Victoria (the "**Trustee**")

RECITALS

A. BHP Steel is establishing the Plans pursuant to this deed, to assist in the attraction, retention and motivation of employees and directors and to enable employees and directors, as shareholders, to share in the future growth of the BHP Steel Group.

B. The Trustee is to act as trustee of the trust which is to establish the Plans and to receive funds from the BHP Steel Group and apply the funds as set out in this deed. The sole activities of the trust are to relate to the purpose set out in Recital A.

OPERATIVE PROVISIONS

PART A – INTERPRETATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

The following definitions apply in this deed (including the schedules) unless the context requires otherwise.

"**Accretion**", in respect of a Trust Share, means any bonus share, rights under a Rights Issue, dividend or other distribution in respect of the Trust Share.

"**ASX**" means Australian Stock Exchange Limited.

"**Average Share Price**" in respect of a particular date, means the weighted average market price of a Share determined on the basis of Shares sold on the ASX during the 5 trading days (or other period as BHP Steel in its discretion considers appropriate) preceding the date.

"**BHP Steel LTIP**" means the BHP Steel Long Term Incentive Plan, being the employee share incentive plan constituted by the General Provisions and schedule 1.

"**BHP Steel Group**" means BHP Steel and each body corporate that is a subsidiary of BHP Steel and any other body corporate nominated by BHP Steel from time to time.

"**Discretionary Beneficiaries**" means:

(a) Participants;

(b) Employees;

(c) a provident, benefit, superannuation or retirement fund established and maintained for the benefit of Employees (or any of them) in which none of BHP Steel or any member of the BHP Steel Group is beneficially interested; and

(d) any charity nominated by the BHP Steel.

"**Employee**" means a full-time employee or a permanent part-time employee of a member of the BHP Steel Group.

"**Employer Company**" has the meaning given to it in clause 17.3.

"**ESP Trust**" means the trust for the Plans established under this deed.

"**Financial Year**" means a period of twelve months ending on 30 June or other date determined by the Trustee from time to time.

"**Forfeited Share**" means a Trust Share forfeited under Part C of this deed.

"**General Provisions**" means the provisions of this deed other than the Schedule.

"**Listing Rules**" means the listing rules of the ASX.

"**Net Income**" means in respect of a Year of Income of the ESP Trust, an amount which the Trustee determines to be the "net income" (as defined in section 95 of the Income Tax Assessment Act 1936) of the ESP Trust for the Year of Income.

"**Notice of Withdrawal of Shares**" means a written request made by a Participant to the Trustee in a form approved by BHP Steel for permission to withdraw all or some of the Vested Trust Shares held in respect of the Participant.

"**Outstanding Share Rights**" means Share Rights which have not been exercised or lapsed.

"**Participant**" means, in relation to the BHP Steel LTIP, an Employee who is the holder of Share Rights or on whose behalf Trust Shares are held by the Trustee under the BHP Steel LTIP.

"**Performance Condition**" means any condition or any mechanism for setting any condition relating to performance whether of BHP Steel, any member of the BHP Steel Group, any part of the business of the BHP Steel Group or Participants as BHP Steel in its discretion considers appropriate.

"**Performance Period**" means any period determined by BHP Steel in its discretion for the purpose of determining whether, or the extent to which, any Performance Condition or Service Condition is met.

"**Plans**" means:

(i) the BHP Steel LTIP; and

(ii) any other employee share plan or incentive scheme approved by BHP Steel as a "Plan" for the purposes of this deed.

"**Resignation**" means a resignation by a Participant other than:

(a) a resignation tendered upon request by a member of the BHP Steel Group;

(b) a resignation agreed by a member of the BHP Steel Group to be a retirement, or

(c) a resignation effected by the acceptance of an offer of redundancy.

"**Rights Issue**" means an issue of rights (not being Share Rights or by way of a pro rata bonus issue of fully paid shares other than securities) to acquire Shares or other securities made by BHP Steel.

"**Service Condition**" means any condition or other term relating to duration or place of employment, nature of services to be provided to the BHP Steel Group, employment performance or otherwise in relation to employment with the BHP Steel Group, as BHP Steel in its discretion considers appropriate.

"**Share**" means a fully paid ordinary share in the capital of BHP Steel.

"**Share Right**" means a right to acquire a Share granted under Schedule 1.

"**Terms**" means in respect of Share Rights or Trust Shares held on behalf of a Participant under the BHP Steel LTIP, the terms determined by BHP Steel under Clause 1.2 of Schedule 1 in relation to those Share Rights or Trust Shares; or

"**Trust Assets**" means the property, rights and income of the ESP Trust.

"**Trust Share**" means a Share which is held by the Trustee in respect of a Participant and includes any bonus share issued in respect of the Trust Share under any bonus issue made by BHP Steel to shareholders.

"**Vested Share Rights**" means Share Rights which have become exercisable but which have not been exercised under the applicable Terms or this deed, but does not include Share Rights which have lapsed.

"**Year of Income**" means a period of 12 months ending on the last day of a Financial Year and includes the period commencing on the establishment of the ESP Trust under Clause 2.2 and ending on the last day of the Financial Year in which the establishment occurs and the period ending on the date of termination of the ESP Trust and commencing on the first day of the Financial Year in which the date of termination falls.

1.2 Interpretation

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A singular word includes the plural, and vice versa.

(b) A word which suggests one gender includes the other genders.

(c) If a word is defined, another part of speech has a corresponding meaning.

(d) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(e) The word "**subsidiary**" has the same meaning as in the Corporations Act 2001.

(f) A reference to the Constitution of BHP Steel, a Plan, the ESP Trust or an agreement or document (including, without limitation, a reference to this deed) is to the Constitution, Plan, ESP Trust, the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this deed or that other agreement or document.

(g) A reference to a party to this deed or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to legislation or to the Listing Rules includes a modification or re-enactment of them and, in the case of legislation, a regulation or statutory instrument issued under it.

PART B – ESTABLISHMENT OF ESP TRUST

2. APPOINTMENT AND COMMENCEMENT

2.1 Appointment of Trustee

BHP Steel appoints the Trustee as the trustee of the ESP Trust and the Trustee agrees to be the trustee of the ESP Trust with effect from the establishment of the ESP Trust under Clause 2.2.

2.2 Commencement

The ESP Trust is established upon the payment by BHP Steel to the Trustee of $10 which is to be held by the Trustee and form part of the Trust Assets.

2.3 Trust Assets

Subject to Clause 14.4, the Trust Assets are to be held by the Trustee on trust for the benefit of the Discretionary Beneficiaries from time to time in accordance with the terms of this deed until termination of the ESP Trust under this deed or by operation of the law.

3. THE TRUSTEE

3.1 Powers of Trustee

Subject to this deed, the Trustee in its discretion has the full power to do all things a trustee is permitted to do by law in respect of the ESP Trust and the Trust Assets including the following:

(a) to enter into and execute all deeds, contracts or other documents and do all things it in its discretion considers necessary to give effect to and carry out the rights, powers and discretions conferred on the Trustee under this deed;

(b) to delegate to any person or company the exercise of all or any of the rights, powers or discretions conferred on the Trustee under this deed and to execute any power of attorney or other instrument necessary to effect the delegation;

(c) to commence, defend, settle or otherwise compromise any legal proceedings relating to the ESP Trust or any Trust Assets;

(d) to acquire, dispose of or otherwise deal with on any terms any property (including Shares) and to make investments for the benefit of the Participants or the Discretionary Beneficiaries;

(e) to open and operate any bank and other accounts for the ESP Trust as the Trustee thinks fit;

(f) to raise and borrow money in any manner either without security or secured by a mortgage or charge over all or any part of the Trust Assets other than Trust Shares;

(g) to take advice from any adviser (in relation to this deed or on the operation of the ESP Trust or otherwise) and act on that advice in any manner it thinks fit;

(h) to employ or engage, and at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, and pay the remuneration to them it thinks fit;

(i) to do all things which the Trustee in its discretion considers necessary to administer and maintain the ESP Trust and the Trust Assets in accordance with this deed;

(j) to rely on any document provided by an Employee or Participant, the form of which has been approved by BHP Steel, whether signed by the Employee or Participant or otherwise; and

(k) to refer any claim or demand by or against the Trustee in respect of the ESP Trust to arbitration and to observe and perform an award made under arbitration.

3.2 **Trustee Powers – Shares and Rights**

Without limiting clause 3.1(d), if, at any time, the Trustee holds Shares or rights issued under any Rights Issue otherwise than for Participants then the Trustee in its discretion may:

(a) sell the Shares or rights on the ASX;

(b) sell the Shares or rights by private sale; or

(c) if BHP Steel offers to buy back the Shares, accept the offer,

at the price and on the terms the Trustee in its discretion determines.

3.3 **Limitation on Trustee**

Despite any other provision of this deed, the Trustee is not:

(a) permitted to offer, grant, issue or acquire any Share or any right to any Share if to do so would, or would in the opinion of the Trustee (having taken legal advice), contravene the Corporations Act 2001 or the Listing Rules or any other applicable law; or

(b) obliged to offer, grant, issue or acquire any Share or any right to any Share where compliance with any applicable law would in the opinion of the Trustee or BHP Steel be unduly onerous or impractical.

3.4 Remuneration

The Trustee is not entitled to any remuneration in respect of its performance of its obligations as trustee of the ESP Trust.

3.5 Removal of Trustee

The Trustee ceases to be the trustee of the ESP Trust:

(a) seven days after the Trustee giving a notice of resignation as Trustee to BHP Steel;

(b) upon BHP Steel serving the Trustee with a notice of removal as Trustee; or

(c) immediately when:

  (i) a receiver or manager or receiver and manager or administrator is appointed to the Trustee;

  (ii) the Trustee goes into liquidation; or

  (iii) an order or resolution is made for its winding up.

3.6 New Trustee

When a party ceases to be the trustee of the ESP Trust:

(a) BHP Steel will appoint a new trustee which will become the trustee of the ESP Trust upon the execution by it of a deed by which it agrees to be bound by this deed as trustee; and

(b) the trustee which is ceasing to be trustee must execute all share transfers and assign all other documents necessary to transfer the Trust Shares and Trust Assets into the name of the new trustee.

Pending appointment of the new trustee, BHP Steel or any of its subsidiaries nominated by BHP Steel may act as trustee of the ESP Trust consistently with the law.

4. TRUSTEE INDEMNITY

4.1 Indemnity

To the extent permitted by law, BHP Steel indemnifies the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in performing its obligations as trustee of the ESP Trust.

4.2 **Trustee Cannot Recover from Employees**

Subject to applicable Terms and clause 17, the Trustee cannot recover any liabilities, costs or expenses from any Employee or Participant.

5. AUDIT

5.1 Accounts

The Trustee must keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trustee and the matters in respect of which the receipt and expenditure takes place and of all acquisitions and disposals of Shares and of the assets and liabilities of the ESP Trust.

5.2 Auditor

The Trustee will appoint an auditor of the ESP Trust and will cause the books of account to be audited annually by the auditor.

6. OVERRIDING RESTRICTIONS ON OPERATION OF PLAN

6.1 Cap on issued Share Rights and Trust Shares

The Trustee must not make an offer or grant Share Rights, and BHP Steel must not require the Trustee to subscribe for and BHP Steel must not issue to the Trustee, Shares on a particular day if the aggregate of:

(a) the number of Shares which underlie Outstanding Share Rights (assuming all related Performance Conditions and Service Conditions are fully satisfied), including Vested Share Rights, but excluding Vested Share Rights for which the Trustee has received a valid notice of exercise under clause 3.2 of Schedule 1 from the Participant and BHP Steel has, under clause 5.2(i), (iii) or (iv) of Schedule 1, elected that the Trustee must purchase the relevant Shares or allocate them from the Trust Assets;

(b) the number of Trust Shares held by the Trustee and acquired by it by way of subscription under this deed;

(c) the number of Shares which underlie the Share Rights proposed to be offered or granted, or the number of Shares proposed to be issued and subscribed for (as the case may be),

would exceed 10% of the total number of Shares on issue on the day.

6.2 Restrictions on dealing

Except with the prior approval of BHP Steel in its discretion, a Participant must not (and must not purport to) sell, transfer, mortgage, charge or otherwise dispose of, deal with or encumber any Share Rights, Shares which underlie Share Rights, Trust Shares or any other right arising under this deed except in so far as this deed or the applicable Terms expressly permit the Participant to do so.

PART C – TREATMENT OF TRUST SHARES

7. DISTRIBUTIONS IN RESPECT OF TRUST SHARES

7.1 Shares

Subject to this deed (and, in particular, Clauses 6.2, 10 and 12), a Participant is beneficially entitled to all Trust Shares held by the Trustee on behalf of the Participant.

7.2 Dividends

(a) Subject to applicable Terms, a Participant will be entitled to receive from the Trustee all dividends or other cash distributions paid by BHP Steel on all Trust Shares held by the Trustee in respect of the Participant.

(b) In its discretion, the Trustee may make any arrangements it considers appropriate to enable participation of any Trust Shares in any dividend reinvestment or similar plan of BHP Steel.

7.3 Rights Issues

Subject to applicable Terms:

(a) the Trustee will send a notice to a Participant of any Rights Issue in respect of Trust Shares held by the Trustee in respect of that Participant;

(b) the Participant may provide the Trustee with a notice in the form (if any) prescribed by BHP Steel requesting the Trustee:

  (i) where the rights under the Rights Issue are renounceable, to sell some or all of the rights under the Rights Issue and if the Trustee does so, the Trustee must then promptly distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participant; or

  (ii) to subscribe for some or all of the securities to which the Participant is entitled under the Rights Issue provided the request is accompanied by payment of an amount equal to the cost of taking up the rights under the Rights Issue and transferring the resultant securities to the Participant;

(c) if the Trustee subscribes for a specified number of securities under Clause 7.3(b)(ii) on behalf of the Participant, the Trustee must do all things required by it to promptly transfer legal title in those securities to the Participant; and

(d) if the Trustee does not receive a notice under Clause 7.3(b) in respect of Trust Shares together with the appropriate payment within 14 days of despatch of the notice under Clause 7.3(a) whether because the Participant did not provide the notice or for any other reason, the Trustee may in its discretion sell some or all of the rights under the Rights Issue (if the rights are renounceable) on behalf of the Participant and if it does so, must then promptly distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participant.

8. VOTING RIGHTS

8.1 Right to receive notice of meeting

A copy of the notice of all general meetings of shareholders of BHP Steel received by the Trustee must promptly be forwarded to a Participant on whose behalf the Trustee holds Trust Shares if, before the Trustee received the relevant notice of meeting, the Participant has requested the Trustee to forward copies of all notices for the succeeding year.

8.2 Trustee to vote in accordance with Participant's directions

If a Participant gives the Trustee written instructions on how to vote in respect of the Trust Shares held for that Participant not less than 5 days prior to the relevant meeting, the Trustee must exercise the voting rights attaching to those Trust Shares in accordance with those written instructions.

8.3 No right to vote without Participant's directions

If the Trustee does not receive written instructions in accordance with Clause 8.2, the Trustee must not exercise the voting rights attaching to the Trust Shares held in respect of the Participant.

9. ENTITLEMENTS ATTACHING TO SHARES

(a) Shares issued to the Trustee or a Participant (including as a result of the exercise of Share Rights) will rank equally with other Shares on issue at the time of the issue.

(b) No Share Rights will give, prior to its exercise, the Participant any right to attend or vote at any meeting of BHP Steel.

10. FORFEITURE OF TRUST SHARES

Unless BHP Steel determines otherwise or the applicable Terms expressly provide otherwise, a Participant forfeits any right or interest to any Share Rights or Trust Shares if the Participant ceases to be employed by a member of the BHP Steel Group because of an act of fraud, defalcation or gross misconduct in relation to the affairs of BHP Steel or any other member of the BHP Steel Group.

11. APPLICATION OF FORFEITED SHARES

11.1 Forfeited Shares

(a) For the avoidance of doubt, a Forfeited Share is part of the Trust Assets of the ESP Trust, and, subject to this clause 11, the Trustee is entitled to deal with a Forfeited Share in the same manner as it would deal with any other Trust Assets.

(b) In its discretion, BHP Steel may from time to time by notice in writing direct the Trustee to hold any Forfeited Share for the benefit of any Discretionary Beneficiary (whether as a Trust Share or otherwise as specified by BHP Steel) or to transfer any Forfeited Share to any Discretionary Beneficiary.

11.2 Disposal of Forfeited Shares

Unless BHP Steel has given a direction under Clause 11.1, the Trustee in its discretion may sell any Forfeited Share and apply the proceeds as provided in Clause 11.3.

11.3 **Rights to Forfeited Shares**

(a) Any dividends, bonus shares or other benefits received by the Trustee in respect of any Forfeited Shares or any proceeds of sale of any Forfeited Shares may be applied by the Trustee in consultation with BHP Steel:

(i) in meeting any expenses incurred in administration of the Plans;

(ii) for the benefit of any Discretionary Beneficiary; or

(iii) for any other purpose relevant to the Plans.

(b) The Trustee may not exercise any voting rights attaching to any Forfeited Shares.

12. **WITHDRAWAL OF TRUST SHARES**

12.1 **Transfer After Ten Years**

Subject to Clauses 11 and 12, the Trustee must transfer a Trust Share held for a Participant to the Participant on (or as soon as practicable after) ,where the Participant became entitled to the Trust Share as a result of the exercise of a Share Right - the 10th anniversary of the date of grant of the related Share Right ,if it has not already been transferred to the Participant prior to that date.

12.2 **Transfer Before Ten Years**

Except as provided in clause 12.3, before the 10th anniversary referred to in Clause 12.1, the Trustee must not sell any Trust Shares on behalf of any Participant or transfer any Trust Shares to or at the direction of any Participant.

12.3 **Trustee to Transfer**

Subject to clause 17.4, the Trustee must do all things required by it to transfer legal title in the Trust Shares held for a Participant to, or at the direction of, the Participant:

(a) where required to do so by any applicable Terms;

(b) subject to applicable Terms, where a Participant ceases to be (in the case of a Participant in the BHP Steel LTIP) employed by a member of the BHP Steel Group (other than where the Trust Shares are or are liable to be forfeited under Clause 10), and gives to the Trustee a Notice of Withdrawal of Shares;

(c) in accordance with Clause 12.1;

(d) if a takeover bid (within the meaning of the Corporations Act 2001) is made for all of the Shares, and the Participant gives the Trustee a Notice of Withdrawal of Shares at any time prior to the last three days of the bid period specified in the offer document;

(e) the ESP Trust is terminated under Clause 13; or

(f) otherwise where BHP Steel in its discretion determines.

12.4 **Cost of Transfer**

Subject to applicable Terms, the Participant must pay all costs associated with the transfer of Shares under this clause, unless BHP Steel in its discretion determines otherwise.

PART D – TERMINATION OF ESP TRUST

13. **TERMINATION**

13.1 **Termination events**

The ESP Trust will terminate and be wound up as provided by law or upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of BHP Steel (other than for the purpose of amalgamation or reconstruction);

(b) a person becoming entitled to compulsorily acquire all the Shares;

(c) a resolution is passed by shareholders of BHP Steel to cancel or buy-back all Shares held by the Trustee pursuant to a scheme of arrangement, reduction of capital, share buy-back or otherwise;

(d) BHP Steel determining that the ESP Trust is to be wound up; and

(e) the day before the 80th anniversary of the date on which the ESP Trust is established under Clause 2.2.

13.2 **Distribution of Assets**

If there are any Trust Assets remaining in the ESP Trust following the distribution to Participants of any Trust Shares under Clause 12.3 and any Net Income attributable to Participants under Clause 14.1, those Trust Assets must be applied by the Trustee at the direction of BHP Steel, for the benefit of any one or more of the Discretionary Beneficiaries nominated by BHP Steel.

14. **INCOME AND CAPITAL DISTRIBUTIONS**

14.1 **Participant's right to Trust Income**

Subject to applicable Terms, a Participant is presently entitled to so much of the Net Income of the ESP Trust for a Year of Income which is attributable to:

(a) the Share Rights issued in respect of that Participant;

(b) any Trust Shares held by the Trustee on behalf of that Participant; and

(c) the proceeds of sales arising from the sale of rights under a Rights Issue by the Trustee on behalf of that Participant.

14.2 Distributing Trust Income to Discretionary Beneficiaries

The balance of the Net Income of the Trust for a Year of Income to which no Participant is entitled in accordance with Clause 14.1 may be applied, in whole or in part, for the benefit of one or more of the Discretionary Beneficiaries nominated by BHP Steel.

14.3 Accumulating Trust Income

The balance of the Net Income of the Trust for a Year of Income to which no Participant is entitled in accordance with Clause 14.1 and not applied in accordance with Clause 14.2 may be accumulated by the Trustee as an addition to the Trust Assets.

14.4 Application of capital of ESP Trust

If it thinks fit, prior to the termination of the ESP Trust as set out in Clause 13.1, the Trustee may apply that part of the capital of the ESP Trust to which no Participant would be entitled as set out in Clause 14.1 if the ESP Trust was terminated at that time, in one or more of the following means:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the ESP Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any one or more of the Discretionary Beneficiaries as nominated by BHP Steel.

PART E - MISCELLANEOUS

15. POWERS OF BHP STEEL

15.1 Powers

The Plans will be administered by BHP Steel which will have the authority to:

(a) make final and absolute determinations regarding any calculation or determination required under any Plan;

(b) resolve and bind the Trustee, any Employee and any Participant absolutely regarding any question of interpretation, effect or application of this deed, the Plans or the relevant Terms;

(c) resolve any difficulty or dispute arising under this deed, the Plans or any relevant Terms in any manner it sees fit in its discretion;

(d) subject to the Listing Rules, make variations in the application of any one or all of the Plans, from time to time, as it considers is consistent with the general nature of those Plans or as may be necessary or desirable as a result of changing circumstances or changes in legislation; and

(e) delegate any of its powers, discretions and rights under this deed (including any schedule and any Terms) to any person or body as it thinks fit.

16. AMENDMENT

16.1 Amendments

(a) Subject to clause 16.2, BHP Steel and the Trustee may, by supplemental deed, amend this deed (including with retrospective effect).

(b) Without limiting the generality of paragraph (a), an amendment may be made for the purpose of (or for purposes which include):

(i) complying with or conforming to present or future applicable law (including any law governing or regulating the maintenance or operation of the Plans or similar plans), or with or to the Listing Rules;

(ii) enabling participation in any one or all of the Plans by Employees resident in any overseas jurisdiction consistently with securities, taxation and other laws applicable in the overseas jurisdiction and otherwise appropriate to the circumstances of those Employees in the overseas jurisdiction;

(iii) correcting any manifest error or mistake;

(iv) ensuring that the Plans achieve the anticipated tax outcomes for the BHP Steel Group, the Trustee and the Participants;

(v) enabling the Participants generally (but not necessarily each Participant) to receive a more favourable taxation treatment in respect of their participation in any one or all of the Plans.

(vi) enabling the establishment of other employee share incentive plans for the benefit of Employees or for other persons who provide services to the BHP Steel Group.

16.2 Restriction on amendment power

No amendment may be made under clause 16.1:

(a) except in accordance with and in the manner (if any) required by the Listing Rules;

(b) that would result in an infringement of any applicable law (including the law against perpetuities).

17. TAXATION LIABILITY

17.1 Adjustments

The Trustee may in its discretion make such adjustments as it thinks fit to the Trust Shares and benefits distributable to Participants so as to provide for, or to pay, any taxes or other charges that accrue to the Trustee in respect of the operation of the Plans.

17.2 No Liability

If a member of the BHP Steel Group becomes liable to pay any tax in relation to Trust Shares or other moneys or entitlements given or paid by the Trustee on behalf of, or in relation to a Participant, the Trustee must, if BHP Steel so requests, deduct from any money otherwise payable to the Participant and pay to BHP Steel, or other member of the BHP Steel Group which incurred the liability, (or as BHP Steel may direct) on behalf of the Participant sufficient moneys to reimburse any such liability (whether present or future).

17.3 **Withholding Taxes**

If BHP Steel or any member of the BHP Steel Group which is the employer or former employer of an Employee ("**Employer Company**") is obliged as a result of or in connection with the grant, exercise or transfer of Share Rights, or issue, grant, purchase, transfer or sale of Trust Shares, to account to any tax authority for income tax or employment taxes under any wage, withholding or other arrangements or for any other tax, levy or charge of a similar nature, then the Participant must reimburse the Employer Company for the amounts paid or payable to the tax authority in connection with those Share Rights or Trust Shares.

17.4 **Reimbursement**

Where Clause 17.3 applies, the Participant may not exercise the Share Rights, and the Trustee is not obliged to transfer any Trust Shares to the Participant or sell Trust Shares on behalf of the Participant unless the Employer Company or BHP Steel has notified the Trustee that it is satisfied that arrangements have been made for reimbursement by the Participant. The arrangements that the Employer Company or BHP Steel may make include, without limitation, the sale of Trust Shares held by the Trustee on behalf of that Participant.

18. **RIGHTS OF EMPLOYEES**

Except as expressly provided in this deed, or any applicable Terms, nothing in this deed, or any applicable Terms:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any BHP Steel Group company;

(c) affects any rights which any BHP Steel Group company may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any BHP Steel Group company in respect of any such termination; or

(e) confers on an Employee any expectation to become a Participant.

19. **CONNECTION WITH OTHER PLANS**

Participation by an Employee in a Plan does not affect, and is not affected by, eligibility to participate in any other Plan or other employee incentive scheme operated by BHP Steel unless the terms of that scheme provide otherwise.

20. ACKNOWLEDGEMENT

BHP Steel acknowledges that it does not have a beneficial interest in any Trust Assets or Trust Shares.

21. NOTICES

Any notice, demand, consent or other communication (the "**Notice**") given or made under this deed:

(a) may be made by electronic means acceptable to BHP Steel or otherwise in writing signed by a person duly authorised by the sender;

(b) when in writing, must be delivered to the intended recipient by prepaid post or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to BHP Steel: Level 11, 120 Collins Street, Melbourne, Victoria
Attention: The Secretary
Fax No: 03 9666 4118

(ii) to the Trustee: Level 11, 120 Collins Street, Melbourne, Victoria
Attention: The Secretary
Fax No: 03 9666 4118

(c) will be taken to be duly given or made:

(i) in the case of delivery by electronic means, as determined by BHP Steel and the Trustee from time to time;

(ii) in the case of delivery in person, when delivered;

(iii) in the case of delivery by post, two business days after the date of posting; and

(iv) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 5.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

22. LAW

This deed is governed by the laws of Victoria.

SCHEDULE 1

LONG TERM INCENTIVE PLAN

The parties agree that the provisions of this schedule, together with the General Provisions of this Deed, shall comprise the rules of the BHP Steel Long Term Incentive Plan.

In the event of any inconsistency between the General Provisions and the other provisions of this deed, this schedule is to prevail.

Unless the context otherwise requires, in this schedule, a reference to a clause is to a clause of this schedule.

1. OFFER OF SHARE RIGHTS

1.1 Determining participation

(a) In its discretion, BHP Steel may from time to time nominate any Employee for participation in the BHP Steel LTIP and determine the number of Share Rights to be offered or granted to the Employee by the Trustee.

(b) In making its determination BHP Steel may take into account any matter which it considers relevant including, but not limited to, the position in the BHP Steel Group held or to be held by the Employee, the nature of the Employee's employment arrangements with the BHP Steel Group, the contribution made by, the potential contribution of, the Employee to the BHP Steel Group (or any member of it) and the interests of BHP Steel shareholders.

1.2 Terms

(a) In its discretion, BHP Steel may determine the Terms applicable to any Share Rights the subject of any offer or grant and of any Trust Shares to be acquired by the Trustee and held by the Trustee in consequence of the exercise of any Share Rights.

(b) The Terms may include:

(i) the consideration (if any) payable on the grant or acceptance of an offer of Share Rights;

(ii) any Performance Conditions referable to the exercise of any Share Rights;

(iii) any Service Conditions referable to the exercise of any Share Rights;

(iv) any Performance Period or Performance Periods which may be referable to any one or more of any Performance Conditions specified under paragraph (ii) or Service Conditions specified under paragraph (iii);

(v) where the circumstances in which any Share Rights lapse are to be at variance with those set out in this deed, those circumstances;

(vi) the consideration (if any) payable, or the method by which the consideration which is payable (if any) is to be determined which is payable, on exercise of any Share Rights;

(vii) where Share Rights may be exercised under the Terms or this deed, a time within which the Share Rights are to be exercised if at variance with the time set out in this deed;

(viii) if the treatment of Accretions in respect of any Trust Shares to be held by the Trustee on exercise of any Share Rights is to be at variance with this deed, the nature of the treatment;

(ix) if there are to be restrictions on the rights of Participants to withdraw, or additional rights to withdraw, Trust Shares from the ESP Trust which are at variance with this deed, the nature of the restrictions or additional rights; and

(x) any other terms which BHP Steel considers appropriate including the incorporation by reference of any terms of any employment contract entered or proposed to be entered by any member of the BHP Steel Group with any person.

1.3 Granting Share Rights

In its discretion, the Trustee may make an offer of or grant Share Rights in accordance with any nomination and determinations made under Clauses 1.1 and 1.2 (but not otherwise). Any offer or grant made by the Trustee must be in writing and include the following:

(a) the name of the Employee;

(b) a description of and the number of Share Rights granted or offered;

(c) the Terms determined by BHP Steel under Clause 1.2; and

(d) if an offer of Share Rights is made and consideration is payable in respect of their grant, the time and date by which the offer must be accepted.

1.4 Acceptance of offer

Where the Trustee offers Share Rights to an Employee, the Employee is taken to have accepted the offer by:

(a) completing and signing the appropriate application form in respect of a number of Share Rights which is not greater than the number of Share Rights which the Employee is offered and not less than the minimum number (if any), specified in the offer; and

(b) returning the completed and signed form to the Trustee together with the consideration (if any) required to be paid on acceptance, by the time and date specified in the offer,

or by such other manner or means as is specified in the offer.

An Employee may also accept an offer made by the Trustee to grant Share Rights by entering into an employment agreement with a member of the BHP Steel Group provided that the Trustee and BHP Steel are satisfied there is an effective acceptance of the offer.

1.5 **Recording Share Rights grants**

As soon as practicable after the grant of Share Rights to an Employee or receipt of a Participant's acceptance in compliance with Clause 1.4, the Trustee will record the Employee as entitled to the Share Rights granted to the Employee in accordance with this deed. The Trustee may issue certificates or statements in respect of the Share Rights.

1.6 **Disclaimer**

(a) Where the Trustee grants Share Rights to any Employee the Terms of which do not require payment of consideration by the Employee in respect of their grant, the Employee may by:

(i) notice in writing to the Trustee, and

(ii) returning any relevant certificates relating to them for cancellation,

disclaim or surrender to the Trustee those Share Rights at any time before they are exercised.

(b) If Share Rights are disclaimed or surrendered by an Employee, the Trustee must amend its records accordingly.

1.7 **Reduction in grant**

BHP Steel or the Trustee may, in its discretion, reduce the number of Share Rights granted or offered to an Employee, including after they have been granted or an offer has been accepted but not after Share Rights have become Vested Share Rights. This power may be exercised for any reason and at any time, including (without limitation) where there has been a change in the nature of the responsibilities of the Employee or where BHP Steel or the Trustee decides that an error was made in the number Share Rights offered to or granted to the Employee. If BHP Steel or the Trustee does so:

(a) the Trustee must notify the Employee accordingly;

(b) the number of Share Rights held by or offered to the Employee is to be taken to be the reduced number (subject to paragraph (c) below, the Participant is not entitled to compensation in lieu); and

(c) if the Employee paid consideration for the Share Rights, the Trustee must refund the relevant proportion of the consideration so paid.

1.8 **Deed and Terms are binding**

Subject to clause 1.6, an Employee who receives Share Rights from the Trustee will be bound by this deed, the applicable Terms and, in respect of any Shares acquired upon exercise of Share Rights, the Constitution of BHP Steel.

1.9 Participant's representatives

A legal representative of a Participant may be recognised by the Trustee as a holder of the Participant's Share Rights in circumstances where either the Participant has died or the Participant's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

2. PERFORMANCE AND SERVICE CONDITIONS

2.1 Number of Share Rights exercisable

Where, in respect of any Share Rights there is more than one Performance Period at the end of which a Performance Condition or Service Condition is to be tested, subject to the relevant Terms, the number of those Share Rights which may be exercised after the end of any Performance Period will be reduced by the number of those Share Rights (if any) which became Vested Share Rights at the end of any earlier Performance Period.

2.2 Determination by BHP Steel

As soon as practicable after each Performance Period, BHP Steel will determine the outcome of any Performance Conditions and Service Conditions and notify the Trustee and, as appropriate, Participants, of the results of that determination. The determination may include (without limitation but subject to applicable Terms);

(a) a determination that some or all of the Share Rights to which the Performance Conditions or Service Conditions are referable may be exercised, in consequence of the outcome of any applicable Performance Condition or Service Condition;

(b) a reduction or increase of the Shares applicable to any Share Rights, in consequence of the outcome of any applicable Performance Condition or Service Condition, or as a result of the application of Clause 7.3(b),(c) or (d) of this deed in respect of any Rights Issue, bonus issue or capital reconstruction; and

(c) a determination that any Share Rights lapse in whole or part in consequence of the outcome of any applicable Performance Condition or Service Condition.

A determination made by BHP Steel is final and binding on the Trustee and Participants, provided that BHP Steel may in its discretion determine to revise any determination.

2.3 Dismissal, resignation or cessation of employment

Subject to applicable Terms, the following provisions apply to Share Rights, excluding Vested Share Rights:

(a) If, in the opinion of BHP Steel, the Participant commits any illegal conduct or serious misconduct (including serious neglect of duties or unacceptable behaviour) in relation to the BHP Steel Group (or any member of it), or becomes disqualified from managing a corporation without leave of the court under the Corporations Act 2001, whether or not resulting in dismissal from employment, Share Rights in respect of that Participant will lapse, upon determination by BHP Steel to that effect.

(b) If a Participant tenders a Resignation and ceases to be employed by a member of the BHP Steel Group, the Share Rights in respect of the Participant will lapse upon the cessation of employment.

(c) If a Participant ceases to be employed by a member of the BHP Steel Group for any reason (other than as set out in paragraphs (a) and (b)), BHP Steel in its discretion may:

(i) determine that some or all of the Share Rights lapse;

(ii) determine that some or all of the Share Rights (which have not lapsed) may be exercised, subject to any conditions BHP Steel considers appropriate; and

(iii) upon satisfaction of any conditions as referred in paragraph (ii), notify the results of that determination to the Trustee.

(d) Without limiting the discretion of BHP Steel under paragraph (c), BHP Steel may take into account the period of time since the Share Rights were issued and any other matter (including the extent to which any applicable Performance Conditions or Service Conditions have been, or may reasonably be expected to be, performed) as BHP Steel considers appropriate.

3. EXERCISE OF SHARE RIGHTS

3.1 BHP Steel to notify Trustee

Subject to Clause 17.4 of this deed, Share Rights are exercisable (and become Vested Share Rights) upon BHP Steel providing to the Trustee a notice under Clause 2.2(a) or other notice by BHP Steel that Share Rights are exercisable under this deed or applicable Terms.

3.2 Participant to notify Trustee

Vested Share Rights can only be exercised by the Participant lodging a completed notice of exercise acceptable to the Trustee together with payment of the amount (if any) required by the Terms for the exercise of the Vested Share Rights.

3.3 Rounding

Subject to applicable Terms, the Participant must exercise Vested Share Rights in multiples of 1,000 (or, where the number of Share Rights which are exercisable by the Participant is less than 1,000, that number) unless BHP Steel otherwise determines.

3.4 Ten year limit

Subject to applicable Terms, any Share Right which has neither been exercised nor lapsed, surrendered or disclaimed in accordance with its Terms or this deed, lapses on the tenth anniversary of its issue.

3.5 Takeover Bid

Subject to applicable Terms, if a takeover bid within the meaning of the Corporations Act 2001 is made for all of the Shares or a transaction is announced or entered into by BHP

Steel which, if implemented, would result in a person owning all the issued Shares, at any time while there are any Share Rights which have not lapsed or been exercised, BHP Steel in its discretion may nominate a period during which a Participant may exercise some or all of that Participant's Share Rights as determined by BHP Steel in its discretion (without affecting any right of the Participant to exercise any Share Rights otherwise in accordance with applicable Terms or this deed). BHP Steel may exercise its discretion under this clause whether or not the Share Rights are otherwise capable of being exercised under this deed, or applicable Terms.

3.6 Compliance with Corporations Act

A Participant must not exercise a Vested Share Right if by doing so the Participant would contravene the Corporations Act 2001.

4. BONUS SHARES, RIGHTS ISSUES AND RECONSTRUCTIONS OF CAPITAL – SHARE RIGHTS

(a) The holding of a Share Right (whether or not a Vested Share Right) does not of itself permit the Participant to participate in any Rights Issue.

(b) In respect of any Share Right (not being a Share Right which has lapsed) held by the Participant which has not been exercised under this deed, if BHP Steel makes a Rights Issue, adjustments will be made to the number of Shares which will result from the exercise of the Share Rights in the manner BHP Steel determines having regard to the Listing Rules.

(c) If BHP Steel makes a pro rata bonus issue of Shares to its ordinary shareholders (other than distributions made following a shareholder election, including bonus shares issued in lieu of dividends) the Participant, in respect of each unexercised Share Right held at the record date for determining entitlements to that bonus issue, will, on receipt of the Shares resulting from exercise of the Share Right under this deed, be provided with additional Shares equal to the number of bonus shares the Participant would have been entitled to receive if the Share Right had been exercised prior to that record date.

(d) If BHP Steel reconstructs its issued capital during any time in which the Participant holds any Share Rights which have not become exercisable (not being Share Rights which have lapsed) under this deed, adjustments will be made to the number of Share Rights or the Shares which are to be provided to the Participant on exercise of the Share Rights in the manner BHP Steel determines having regard to the Listing Rules, to take into account changes to the capital structure of BHP Steel that occur by reason of that reconstruction.

(e) If Share Rights are exercised and, as a result of any adjustments made under Clause 4(b), (c) or (d), any of the Share Rights confer an entitlement to acquire a fraction of a Share, the fractional entitlements referable to all Share Rights being exercised at that time by the Participant will be added together and the total will be rounded down to the next whole number. The provision of a number of Shares to the Participant equivalent to that whole number is in full satisfaction of the fractional entitlements.

5. ACQUISITION OF TRUST SHARES

5.1 BHP Steel to determine funding for Shares

In respect of any exercise of Share Rights the subject of any notice under Clause 3.1, BHP Steel may (whether or not a valid notice of exercise has been received under clause 3.2):

(a) offer to the Trustee to provide, or to have a member of the BHP Steel Group provide, funds for the purpose of acquiring Trust Shares;

(b) request the Trustee to apply some of the capital of the Trust to acquire Trust Shares;

(c) request the Trustee to hold Shares forming part of the Trust Assets (including Forfeited Shares) for the purpose of allocation under Clause 5.2(iii); or

(d) effect a combination of (a), (b) and (c).

5.2 Trustee to acquire, subscribe for or allocate Shares

Subject to the Trustee receiving:

(a) sufficient payment for, or having sufficient capital in respect of, Vested Share Rights; and

(b) a valid notice of exercise from the Participant under Clause 3.2,

by no later than 7 days (or such other period as BHP Steel determines) after the receipt of the notice of exercise, the Trustee must, at the election of BHP Steel:

(i) purchase the requisite number (or any proportion of that number determined by BHP Steel) of Trust Shares on behalf of the relevant Participant;

(ii) subscribe for (and BHP Steel must issue to the Trustee) the requisite number (or a proportion of that number determined by BHP Steel) of Trust Shares on behalf of the relevant Participant;

(iii) allocate Shares forming part of the Trust Assets (not being Trust Shares held on behalf of any other particular Participant) to be held on behalf of the relevant Participant; or

(iv) effect a combination of(i), (ii) and (iii).

5.3 Subscription price for Shares

The subscription price for each of the Trust Shares referred to in Clause 5.2(ii) will be the Average Share Price of a Share as determined by BHP Steel on the date on which the Shares are issued to the Trustee.

5.4 BHP Steel Group to provide funds for Shares

BHP Steel will ensure that it or a member of the BHP Steel Group provides to the Trustee any funds required by the Trustee in order to comply with its obligations under Clause 5.2 (after application by the Trustee of any capital as requested by BHP Steel under Clause 5.1(b)).

EXECUTED as a deed.

EXECUTED by **BHP Steel Limited**:

Signature of director

O.J. KRAEGE

Name

~~Director~~/Secretary

M.G. BARRON

Name

EXECUTED by **BHP Steel Employee Share Plan Pty Ltd**:

Signature of director

IAN FRASER

Name

~~Director~~/Secretary

DAVID CANTRICK-BROOKS

Name

SEC File
No. 82-34676


bhpbilliton

Date 13th July 2002

To: ASX

"In accordance with ASX Listing Rule 15.7, I advise that the following announcement is to be released immediately to overseas stock exchanges on which BHP Billiton Limited and BHP Billiton Plc are listed."

Karen Wood

Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

No. 82-34676



NEWS RELEASE

Release Time IMMEDIATE

Date 13 July 2002

Number 39/02

BHP BILLITON ANNOUNCES FINAL PRICE AND ALLOCATION POLICY FOR THE BHP STEEL SHARE OFFER

The BHP Steel Share Offer closed at 5.00pm Friday 12 July 2002. BHP Billiton Limited determined a Final Price for the Retail Offer and Institutional Offer of $2.80 per Share following consultation with the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

All successful Applicants under the Offer to BHP Billiton Limited Shareholders have been allocated Shares as follows:

- applications up to and including $5,000 will receive 100% of the amount applied for; and
- applications in excess of $5,000 will receive $5,000 worth of BHP Steel shares plus 30% of the amount applied for in excess of $5,000.

Applicants under the General Public Offer will not receive any allocation.

Applicants who have accepted an allocation of Shares under the Broker Firm Offer have been satisfied in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

Successful Applicants under the Institutional Offer will be advised of their allocations directly by the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Selling Shareholders (which includes BHP Billiton Limited, Ineligible Overseas Shareholders, Shareholders who elected to sell utilising a Sell Form and Institutional Selling Shareholders) elected to sell approximately 130 million BHP Steel Shares, representing approximately 16% of BHP Steel's issued capital, through the Sale Facility. Those Selling Shareholders who offered BHP Steel Shares for sale under the Sale Facility have had their offer satisfied in full.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Holding statements, refund cheques and sale proceeds will be dispatched on Wednesday 24 July 2002.

Trading in BHP Steel Shares is expected to commence on a conditional and deferred settlement basis at 11.30am on Monday 15 July 2002 under the ASX code BSL. Normal trading is expected to commence on Thursday 25 July 2002.

Applicants requiring any further information relating to the BHP Steel Share Offer, should contact the BHP Steel Share Information Centre on 1300 855 998.

****

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001.

Part 1 - Application for admission to the official list

Name of entity	ABN
BHP Steel Limited	16 000 011 058

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001.

	Number	+Class
2 +Main class of +securities	approximately 792 million	ordinary shares
3 Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
	N/A	N/A

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
Currently nil. Options to be granted after listing	Options under Long Term Incentive Plan (BHP Steel Shares, as determined under the rules of the plan)

4 Telephone number, postal address for all correspondence, general fax number, and fax number for +company announcements office to confirm release of information to the market

> Level 11
>
> 120 Collins Street
> MELBOURNE VIC 3000
> General Fax: (03) 9666 4111
> Fax Number for Company announcements office to confirm release of information to market: (03) 9666 4118

5 Address of principal +security registries for each +class of +security (including +CDIs)

> ASX Perpetual Registrars Limited
> Level 4
> 333 Collins Street
> Melbourne VIC 3000

6 Annual balance date

> 30 June

Companies only

(Other entities go to 19)

7 Name and title of chief executive officer/managing director

> Mr Kirby Adams
> Managing Director and Chief Executive Officer

8 Name and title of chairperson of directors

> Mr Graham Kraehe
> Chairman

9 Names of all directors

> Mr Graham Kraehe
> Mr Kirby Adams
> Mr John Crabb
> Ms Diane Grady
> Mr Kevin McCann
> Mr Ron McNeilly
> Mr Paul Rizzo

10 Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits

> Refer to rules 11.3 - 11.5 and 12.8 – 12.10 of the Constitution (Annexure 6)
>
> Non-executive directors are not entitled to participate in profits. The Managing Director may participate in profits (refer to rule 12.11 of the Constitution (Annexure 6)).

+ See chapter 19 for defined terms.

11	Name and title of company secretary	Michael Barron Chief Legal Officer and Company Secretary
12	Place of incorporation	Australia
13	Date of incorporation	15/03/1921
14	Legislation under which incorporated	Corporations Act 2001 (Cwlth)
15	Address of registered office in Australia	Level 11 120 Collins Street MELBOURNE VIC 3000
16	*Month in which annual meeting is* usually held	October
17	Months in which dividends are usually paid (or are intended to be paid)	April (Interim) October (final)
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
18 A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive *officer/managing director* of the responsible entity or management company	N/A

+ See chapter 19 for defined terms.

20	Name and title of chairperson of directors of responsible entity or management company	N/A
21	Names of all directors of the responsible entity or management company	N/A
22	Duration of appointment of directors of responsible entity or management company (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity or management company	N/A
23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A
26	Legislation under which the entity is registered	N/A
27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A

+ See chapter 19 for defined terms.

30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

About the entity

All entities

	Tick to indicate you are providing the information or documents		Where is the information or document to be found? *(eg, prospectus cross reference)*
31	☑	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Minimum Sale Price: See Annexure 2 (pages 1 and 11 of the IOM) and Annexure 3 (Section 1.1 and 1.3 of the Retail *Prospectus*). *See also scheme of* arrangement where for every 5 BHP Billiton Limited shares a shareholder receives 1 BHP Steel Limited share. Spread requirements: evidence of spread will be provided following the determination of allocation of shares under the Offer.
32	☑	Prospectus or information memorandum relevant to the application (250 copies)	Retail Prospectus and IOM lodged with ASX by BHP Billiton Limited on 13 May 2002. *Printed copies of each* Offer Document will be provided as soon as possible.
33	☑	Cheque for fees	$349,640 plus GST paid by cheque.

			Where is the information or document to be found? *(eg, prospectus cross reference)*
34	☑	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	Electronic CHESS subregister and electronic issuer sponsored subregister.
35	☑	Copies of any contracts referred to in the prospectus or information memorandum (including any underwriting *agreement)*	If requested, BHP Billiton and BHP Steel will provide ASX with any contracts referred to in the Offer Documents. Some of these contracts contain confidential information, although all material information was

+ See chapter 19 for defined terms.

			disclosed in the Offer Documents. BHP Billiton and BHP Steel would wish to discuss with ASX these contracts which they consider should not be made publicly available due to issues of commercial sensitivity.
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	N/A
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☑	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Annexure 5
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☑	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Annexure 6
41	☑	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Annexure 7
42	☑	A brief history of the entity or, if applicable, the group	Annexure 2 (Section 7.4.1 of the IOM)

About the securities to be quoted

All entities

43	☑	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Securities are ordinary shares.
44	☑	Voting rights of +securities to be quoted	See Annexure 6 (Constitution rules 9.15 and 9.17) and Annexure 2 (Section 13.3 of the IOM)
45	☑	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	A Specimen Holding Statement will be provided prior to quotation.

Where is the information or document to be found? (eg, prospectus cross reference)

+ See chapter 19 for defined terms.

46	☑	Terms of the +securities to be quoted	See Annexure 2 (front cover and pages 15 and Section 2.2 of the IOM) and Annexure 3 (Section 1.3 of the Retail Prospectus) in relation to the issue/sale price of shares. Rights are set out in full in the Constitution. The terms of the Ordinary Shares are summarised in Annexure 2 (Section 13.3 of the IOM).
47	☑	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	This statement will be provided following the allocation of securities under the Scheme and Offer and prior to trading commencing .
48	☑	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	The distribution schedule will be provided following the allocation of securities under the Scheme and the Offer and prior to trading commencing.
49	☑	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	This number will be provided following the allocation of securities under the Scheme and Offer and prior to trading commencing.
50	☐	Terms of any +debt securities and +convertible debt securities	N/A
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	N/A

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	N/A
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	N/A

Where is the information or document to be

+ See chapter 19 for defined terms.

			found? (eg, prospectus cross reference)
55	☐	The date that the vendor acquired the +classified asset	N/A
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	N/A
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	N/A
58	☐	Full details of the +classified asset, including any title particulars	N/A
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. *In the case of a* +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	N/A
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	N/A
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	N/A

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☑	A copy of the register of members, if ASX asks	Noted
64	☑	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	Copy of court orders approving Scheme will be provided.
			Where is the information or document to be found? (eg, prospectus cross reference)
65	☑	The terms of any +employee incentive scheme	The Company intends to introduce a Long Term Incentive Plan. See Annexure 2 (Section 19.2 of the IOM) and Annexure 3 (Section 8.4 of the Retail Prospectus). A copy of the rules of the Plan will be

+ See chapter 19 for defined terms.

SEC File No. 82-34676

			provided shortly, as soon as it has been adopted. The Company intends to consider the introduction of an employee share plan and a non-executive director share plan in the 12 months following the Listing Date.
66	☑	The terms of any +dividend or distribution plan	A copy of the rules of a Dividend Reinvestment Plan approved by BHP Billiton for BHP Steel is provided in Annexure 8. The Company does not, however, intend to implement the plan in the near future.
67	☑	The terms of any +securities that will not be quoted	The Company proposes to issue options over BHP Steel shares (issued or unissued) under the Long Term Incentive Plan administered by a trustee to certain employees nominated by the Company. See Annexure 2 (Section 19.2 of the IOM) and Annexure 3 (Section 8.4 of the Retail Prospectus).
68		Deleted 1/7/98.	
69	☑	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	After the demerger, approximately 792 million ordinary shares. All ordinary shares are fully paid. Details of the Company's issued share capital will be provided after the allocation of shares under the Scheme and the Offer. Each issued fully paid ordinary share will have the dividend and voting rights set out at items 44 and 46 above.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☑	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	See item 73 below.

+ See chapter 19 for defined terms.

73	☑	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	No rights have been granted at the date of this application. However, it is proposed that such rights will be granted. See Annexure 2 (Section 19.2 of the IOM) and Annexure 3 (Section 8.4 of the Retail Prospectus) in relation to the Long Term Incentive Plan. Note that it is not intended that a Dividend Reinvestment Plan commence in the near future (see Annexure 2, Section 19.2 of the IOM and item 66 above).
74	☑	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	Annexure 9 - child entity list attached

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity or management company confirming consolidated +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81 Deleted 1/7/97

+ See chapter 19 for defined terms.

81A	☑	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	See Annexure 2 (Section 8.2 of the IOM) and Annexure 3 (Section 5.2 of the Retail Prospectus) for a consolidated pro forma balance sheet as at 31 December 2001 showing BHP Steel's net assets at $2,738 million.
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A
82	☑	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no commitments)	See Annexure 2 (Section 8.2 of the IOM) and Annexure 3 (Section 5.2 of the Retail Prospectus) for a consolidated pro forma balance sheet as at 31 December 2001 showing BHP Steel's total non-current assets at $3,503 million against total current assets of $1,306 million of which $170 million was in cash.
			Where is the information or document to be found? (eg, prospectus cross reference)
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	N/A
84	☑	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Statement in relation to working capital is made in Section 9.2 of the IOM (see Annexure 2). Details of proposed financing arrangements of BHP Steel are set out in Section 19.5 of the IOM (see Annexure 2).
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☑	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	See Annexure 2 (Section 8.1 of the IOM and Annex A for the Investigating Accountant's Reporting reviewing those statements) and Annexure 3 (section 5.2 of the Retail Prospectus).
87A	☑	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	See Annexure 2 (Section 8.1 of the IOM and Annex A for the Investigating Accountant's Reporting reviewing those statements) and Annexure 3 (Section 5.2 of the Retail Prospectus).

+ See chapter 19 for defined terms.

87B	☑	Audited balance sheet (if required) and audit report	See Annexure 2 (Section 8.1 of the IOM and Annex A for the Investigating Accountant's Reporting reviewing those statements) and Annexure 3 (Section 5.2 of the Retail Prospectus).
87C	☑	*Pro forma balance sheet and review*	See Annexure 2 (Section 8.2 of the IOM for a consolidated pro forma balance sheet and Annex A for the Investigating Accountant's Report reviewing that balance sheet) and *Annexure 3 (Section 5.2 of the Retail* Prospectus).

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.



About the entity's business plan and level of operations

All entities

Information contained in the information memorandum

106	☑	Details of the entity's existing and proposed activities, and level of operations. State the main business	The Company's main business is the production of flat and coated steel products. See Annexure 2 (Section 7 of the IOM) and Annexure 3 (Section 3 of the Retail Prospectus).
107	☑	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	None other than those issued to BHP Billiton Limited, as outlined in Annexure 2 (Section 12.1.2 of the IOM) in preparation *for the demerger. There has been a* restructure of the Company including the cancellation of 3 classes of shares and the alteration of rights of one class of shares. *Please let us know if you require further* details.



Information memorandum requirements

All entities

Information contained in the information memorandum

Where is the information or document to be found? (eg, prospectus cross reference)

+ See chapter 19 for defined terms.

SEC File No. 82-34676

108	☐	A statement that all the information that would be required under section 710 of the Corporations Act if the *information memorandum were a prospectus* offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity or management company)	N/A
110	☐	The date the information memorandum is signed	N/A
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director *or proposed director of the entity (in the case of a* trust, the responsible entity or management company), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
			Where is the information or document to be found? (eg, prospectus cross reference)
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A

+ See chapter 19 for defined terms.

113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	N/A
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	N/A
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	N/A
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is false or misleading. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new matter has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

			Where is the information or document to be found? (eg, prospectus cross reference)
118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity or management company). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

+ See chapter 19 for defined terms.

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the *information memorandum issued after the* date of the supplementary information memorandum.	N/A

Other information

All entities

120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☑	Details of any material contracts entered into between the entity and any of its directors (if a trust, *the directors of the responsible entity or management* company)	There are currently no such material contracts although certain directors and/or proposed directors will enter into employment or directors' agreements. See Annexure 2 (Section 19.11 of the IOM) and Annexure 3 (Section 8.8 of the Retail Prospectus) in relation to the deeds of access, insurance and indemnity entered into between the Company and each director.
122	☑	A copy of every disclosure document issued, and every information memorandum circulated, in the last 5 years	There are none other than the Scheme Booklet, the IOM, the Retail Prospectus and the Shareholder Prospectus.
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A

			Where is the information or document to be found? (eg, prospectus cross reference)
123A	☑	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 *and 5.3 had the entity been admitted to the* +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	See section 8 of the IOM (Annexure 2) Rules 5.1, 5.2 and 5.3 are not applicable

Mining exploration entities

124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to *which they relate.*	N/A

+ See chapter 19 for defined terms.

125		Deleted 1/7/97	
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: • the geographical area where the +mining tenement is situated; • the nature of the title to the +mining tenement; • whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and • the +person in whose name the title to the +mining tenement is currently held.	N/A
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A
			Where is the information or document to be found? (eg, prospectus cross reference)
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity or management company) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	N/A
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	N/A

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

+ See chapter 19 for defined terms.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.

- There is no reason why the +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the *Corporations Act*.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;

- by looking beyond form to substance; and

- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

+ See chapter 19 for defined terms.

- We will satisfy the +SCH +technical and performance requirements and meet any other requirements +SCH imposes in connection with +CHESS approval of our +securities.
- When +securities are issued we will enter them in the +CHESS subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- +SCH is irrevocably authorised to establish and administer a +CHESS subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities, we confirm that either:

☐ we have given a copy of this application to +SCH in accordance with section 3 of the SCH Business Rules; or

☑ we ask ASX to forward a copy of this application to +SCH.

12 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

- SCH is irrevocably authorised to establish and administer a +CHESS subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

☐ we have given a copy of this application to +SCH in accordance with section 3A of the SCH Business Rules; or

☑ we ask ASX to forward a copy of this application to +SCH.

Dated: 13 May 2002

EXECUTED by BHP STEEL LIMITED:

[signature]	[signature]
Signature of director	Signature of ~~director~~/secretary
KIRBY CLARKE ADAMS	DAVID CANTRICK-BROOKS
Name	Name

== == == == ==

+ See chapter 19 for defined terms.

BHP Steel Limited

ASX Listing Application

Index to Annexures

Annexure	Description	Listing Application Reference
1	Scheme Booklet	122
2	IOM	31, 32, 35, 42, 44, 46, 65, 67, 73, 81A, 82, 84, 87, 87A, 87B, 87C, 106, 107, 121, 122, 123A
3	Retail Prospectus	31, 32, 35, 46, 65, 67, 73, 81A, 82, 87, 87A, 87B, 87C, 106, 121, 122
4	Shareholder Prospectus	35 and 122
5	Certificate of incorporation, certificates of change of name and certificate of conversion to public company	38
6	Company's Constitution	10, 40, 44, 46
7	Constitution checklist	41
8	• Long Term Incentive Plan • Dividend Reinvestment Plan	3, 65, 66, 67, 73
9	Child entity list	74

+ See chapter 19 for defined terms.

SEC File
No. 82-34676


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 July 2002

BHP Steel Limited

PRE-QUOTATION DISCLOSURE

BHP Steel is expected to be admitted to the Official List of Australian Stock Exchange Limited on Monday, 15 July 2002.

Official Quotation of the following securities is expected to commence at 11.30 am E.S.T. on Monday, 15 July 2002.

The following information is released as pre-quotation disclosure.

1. Constitution
2. Appendix 1A

79 pages enclosed.

Security Code: BSL

James Gerraty
Manager Companies, Melbourne

SEC File
No. 82-34676

Standard & Poor's

A Division of The McGraw-Hill Companies

Facsimile

Attention to	Pam Ross
Company	ASX Company Announcements
Fax No	1300 300 021
From	Tim Eisenhauer
Business Unit	Index Services
Date	June 14, 2002
Subject	Standard & Poor's Media Release
No of pages	5

Standard & Poor's Media Release:
S&P Announce July Quarterly Review Changes to S&P/ASX Indices



Media Release

For Immediate Release,
June 14, 2002

Index Services & Media contact:
Tim Eisenhauer, Sydney (61) 2-9255-9870
tim_eisenhauer@standardandpoors.com

Standard & Poor's Announces July Quarterly Review Changes to S&P/ASX Indices

SYDNEY, AUSTRALIA, June 14 2002 -- Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on June 28, 2002, the following changes will take place in the S&P/ASX 20; S&P/ASX 50; S&P/ASX 100; S&P/ASX 200, and S&P/ASX 300 indices. These changes will be reflected in the starting portfolio of July 1, 2002, except where otherwise stated.

Please note that the changes are split into two categories: the official S&P/ASX index series and the provisional S&P/ASX index series. The provisional index series is designed to reflect the index portfolios as at Oct. 1, 2002 when the S&P/ASX official indices will shift to a free float basis.

S&P/ASX 20 - currently contains 20 securities

S&P/ASX 20 Official Index:
NO CHANGES

S&P/ASX 20 Free Float Provisional Index:

REMOVAL

CODE	NAME
PBL	PUBLISHING & BROADCASTING LIMITED

ADDITION

CODE	NAME
WSF	WESTFIELD HOLDINGS

S&P/ASX 50 - currently contains 50 securities

S&P/ASX 50 Official Index:

REMOVAL

CODE	NAME
SGT	SINGTEL LTD

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 50 Free Float Provisional Index:

REMOVAL

CODE	NAME
SGT	SINGTEL LTD

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 100 - currently contains 100 securities

S&P/ASX 100 Official Index:

REMOVAL

CODE	NAME
ENE	ENERGY DEVELOPMENTS LIMITED

ADDITION

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)

S&P/ASX 100 Free Float Provisional Index:

REMOVALS

CODE	NAME
SGT	SINGTEL LTD
ENE	ENERGY DEVELOPMENTS LIMITED
UEL	UNITED ENERGY
CXP	CORPORATE EXPRESS

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
APN	APN NEWS & MEDIA LIMITED
AWB	AWB LIMITED
JUP	JUPITERS LIMITED

S&P/ASX 200 - currently contains 200 securities

S&P/ASX 200 Official Index:

REMOVALS

CODE	NAME
AUY	AURON ENERGY
ALU	ALTIUM LIMITED
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD

S&P/ASX 200 Free Float Provisional Index:

REMOVALS

CODE	NAME
AUY	AURON ENERGY
ALU	ALTIUM LIMITED
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)
SGT	SINGTEL LTD
AFI	AUSTRALIAN FOUNDATION INVESTMENT COMPANY
MYO	MYOB LIMITED
IHG	INTELLECT HOLDINGS LIMITED
AXN	AXON INSTRUMENTS INC
GTP	GREAT SOUTHERN PLANTATIONS LIMITED
IDT	INSTITUTE OF DRUG TECHNOLOGY AUSTRALIA LIMITED
DJW	DJERRIWARRH INVESTMENTS LIMITED
HTA	HUTCHISON TELECOMMUNICATIONS

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD
SFE	SFE CORPORATION LIMITED
NUF	NUFARM LIMITED
ASB	AUSTAL LIMITED
HSP	HEALTHSCOPE LIMITED
CRS	CROESUS MINING NL
CEY	CENTENNIAL COAL
GUD	G.U.D. HOLDINGS
AHD	AMALGAMATED HOLDINGS
DVC	DCA GROUP LIMITED

S&P/ASX 300 - currently contains 291 securities

S&P/ASX 300 Official Index:

REMOVALS

CODE	NAME
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)
CPB	CAMPBELL BROTHERS
TIF	TECHNOLOGY INVESTMENT FUND
TMT	TYNDALL MERIDIAN
IWI	INTERNATIONAL WINE INVESTMENT FUND
RMG	RMG LIMITED
GRO	GROPEP LTD
BTA	BIOTA HOLDINGS
MXO	MATRIX OIL NL
VLS	VITA LIFE SCIENCES LIMITED
SKD	STOCKFORD LIMITED
VWD	VILLA WORLD LTD

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD

S&P/ASX 300 Free Float Provisional Index:

REMOVALS

CODE	NAME
SWS	SIMEON WINES LIMITED (expected removal June 21, 2002)
SGT	SINGTEL LTD
AFI	AUSTRALIAN FOUNDATION INVESTMENT COMPANY
CPB	CAMPBELL BROTHERS
TIF	TECHNOLOGY INVESTMENT FUND
TMT	TYNDALL MERIDIAN
IWI	INTERNATIONAL WINE INVESTMENT FUND
RMG	RMG LIMITED
GRO	GROPEP LTD
BTA	BIOTA HOLDINGS
MXO	MATRIX OIL NL
VLS	VITA LIFE SCIENCES LIMITED
SKD	STOCKFORD LIMITED
VWD	VILLA WORLD LTD
ANM	AUSTRALIAN MAGNESIUM
UEC	UECOMM LIMITED
ETW	EVANS & TATE LIMITED
OIL	OPTISCAN IMAGING LIMITED
AUN	AUSTAR UNITED
MST	METAL STORM LIMITED
PWT	POWERTEL LIMITED
ECP	ECORP LIMITED

ADDITIONS

CODE	NAME
BSL	BHP STEEL LIMITED (expected July 15, 2002)
MAPCA	MACQUARIE AIRPORTS
SPC	SPC LTD
SFE	SFE CORPORATION LIMITED
RCD	RECORD INVESTMENTS LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au and www.spglobal.com.

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier U.S. portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture.
>><<


SEC File
No. 82-34676
bhpbilliton

Date 6th June 2002

"For the information of the market I attach two versions (one for Australian and New Zealand shareholders and the other for shareholders in other countries) of a circular currently being mailed to shareholders of BHP Billiton Limited"

Karen Wood - Company Secretary

BHP Billiton Limited ABN 49 004 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

No. 82-34676



BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 782
Melbourne Victoria 3001 Australia
Facsimile +61 3 9609 4545
bhpbilliton.com

Register Enquiries:
Shareholders within Australia 1300 655 140
NZ (09) 375 8999 UK (0870) 703 0051
Other +61 3 9609 3333

4th June 2002

Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address

Dear Shareholder

Instruction Guide for the demerger and public listing of BHP Steel Limited

It has come to our attention that due to a production problem associated with the printing process, a number of Instruction Guides contain incorrect personal details.

To ensure you have the correct material would you kindly check that the name and address details shown on the Proxy, Buy and Sell forms contained in your pack are correct. Should you believe your Guide is incorrect, or have any questions, please call the BHP Billiton Share Department on 1300 655 140 (within Australia) or + 61 3 9609 3333 (International) as soon as possible and ideally by Tuesday, 11th June 2002.

We sincerely apologise for any inconvenience this may have caused.

Yours faithfully

K J Wood
Company Secretary


SEC File
No. 82-34676
bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 782
Melbourne Victoria 3001 Australia
Facsimile +61 3 9609 4545
bhpbilliton.com

Register Enquiries:
Shareholders within Australia 1300 655 140
NZ (09) 375 8999 UK (0870) 703 0051
Other +61 3 9609 3333

4th June 2002

Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address
Shareholder Name & Address

Dear Shareholder

Instruction Guide for the demerger and public listing of BHP Steel Limited

It has come to our attention that due to a production problem associated with the printing process, a number of Instruction Guides contain incorrect personal details.

To ensure you have the correct material would you kindly check that the name and address details shown on the Proxy and Sell forms contained in your pack are correct. Should you believe your Guide is incorrect, or have any questions, please call the BHP Billiton Share Department on +61 3 9609 3333 as soon as possible and ideally by Tuesday, 11th June 2002 (alternatively you can fax us on +61 3 9609 4545 or email share.department@bhpbilliton.com).

We sincerely apologise for any inconvenience this may have caused.

Yours faithfully

K J Wood
Company Secretary

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: Level 45, 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	48,452,406	277,627
4	Total consideration paid or payable for the shares	$219,555,707	$1,451,545

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.25 lowest price paid: $5.13 highest price allowed under rule 7.33: $5.3550

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	30,569,967

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	48,730,033	600,000
4	Total consideration paid or payable for the shares	$221,007,252	$3,162,780

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.32 lowest price paid: $5.23 highest price allowed under rule 7.33: $5.4075

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	29,969,967

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (~~Director~~/ Company Secretary) Date: 8/12/03

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	49,330,033	265,405
4	Total consideration paid or payable for the shares	$224,170,032	$1,391,837

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.26 lowest price paid: $5.22 highest price allowed under rule 7.33: $5.4369

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	29,704,562

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	47,737,406	715,000
4	Total consideration paid or payable for the shares	$215,887,185	$3,668,522

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.14
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.11
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.3256

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	30,847,594

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	47,105,560	631,846
4	Total consideration paid or payable for the shares	$212,629,955	$3,257,229

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.18 lowest price paid: $5.09 highest price allowed under rule 7.33: $5.2962

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	31,562,594

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	46,208,560	405,000
4	Total consideration paid or payable for the shares	$208,042,789	$2,050,070

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.10
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.00
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.2857

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	32,686,440

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	45,966,560	242,000
4	Total consideration paid or payable for the shares	$206,833,104	$1,209,685

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.00
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$4.97
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.2878

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	33,091,440

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	45,326,560	640,000
4	Total consideration paid or payable for the shares	$203,646,800	$3,186,304

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.05
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$4.95
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.2857

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	33,333,440

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	44,295,295	410,000
4	Total consideration paid or payable for the shares	$198,382,078	$2,110,311

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.18 lowest price paid: $5.10 highest price allowed under rule 7.33: $5.2584

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	34,594,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or ~~is~~ not contained in, or attached to, this form.

Sign here: .... Date: 25/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	44,705,295	621,265
4	Total consideration paid or payable for the shares	$200,492,389	$3,154,411

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.17 lowest price paid: $5.04 highest price allowed under rule 7.33: $5.2668

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	33,973,440

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	43,888,295	407,000
4	Total consideration paid or payable for the shares	$196,323,431	$2,058,647

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.07 lowest price paid: $5.00 highest price allowed under rule 7.33: $5.2962

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	35,004,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	43,518,295	370,000
4	Total consideration paid or payable for the shares	$194,472,876	$1,850,555

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.02 lowest price paid: $4.98 highest price allowed under rule 7.33: $5.3508

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	35,411,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	42,958,295	560,000
4	Total consideration paid or payable for the shares	$191,661,620	$2,811,256

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.05
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$4.91
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.4138

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	35,781,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	42,233,295	725,000
4	Total consideration paid or payable for the shares	$188,049,235	$3,612,385

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.08 lowest price paid: $4.96 highest price allowed under rule 7.33: $5.4936

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	36,341,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19/11/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	41,296,210	937,085
4	Total consideration paid or payable for the shares	$183,245,363	$4,803,873

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.20 lowest price paid: $5.07 highest price allowed under rule 7.33: $5.5944

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	37,066,705

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/11/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	40,696,210	600,000
4	Total consideration paid or payable for the shares	$180,085,763	$3,159,600

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.30 lowest price paid: $5.25 highest price allowed under rule 7.33: $5.6133

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	38,003,790

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17/11/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	40,096,210	600,000
4	Total consideration paid or payable for the shares	$176,906,783	$3,178,980

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.30
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.28
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.6616

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	38,603,790

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/11/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	39,461,370	634,840
4	Total consideration paid or payable for the shares	$173,537,623	$3,369,159

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.34
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.25
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.7183

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	39,203,790

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company Secretary) Date: 13/11/03

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	39,238,680	222,690
4	Total consideration paid or payable for the shares	$172,316,993	$1,220,631

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.49 lowest price paid: $5.48 highest price allowed under rule 7.33: $5.6091

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	39,838,630

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/11/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	38,818,680	420,000
4	Total consideration paid or payable for the shares	$170,022,071	$2,294,922

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.50 date: 27-Oct-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.49 lowest price paid: $5.42 highest price allowed under rule 7.33: $5.5881

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	40,061,320

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/11/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,568,680	1,250,000
4	Total consideration paid or payable for the shares	$163,385,071	$6,637,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.41
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.27
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.7225

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	40,481,320

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	36,498,680	1,070,000
4	Total consideration paid or payable for the shares	$157,708,186	$5,676,885

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.50	highest price paid:	$5.40
	date:	27-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.28
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.7855

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,731,320

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	35,564,580	234,100
4	Total consideration paid or payable for the shares	$152,623,567	$1,284,109

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.40	highest price paid:	$5.49
	date:	8-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.48
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.6322

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	43,501,320

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,814,580	750,000
4	Total consideration paid or payable for the shares	$148,586,242	$4,037,325

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.36	highest price paid:	$5.40
	date:	7-Oct-03		
	lowest price paid:	$2.97	lowest price paid:	$5.35
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.4390

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	43,735,420

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,268,237	871,343
4	Total consideration paid or payable for the shares	$140,413,701	$4,572,024

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.28 lowest price paid: $5.12 highest price allowed under rule 7.33: $5.2878

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	45,160,420

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or ~~is~~ not contained in, or attached to, this form.

Sign here: .... Date: 6/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

SEC File
No. 82-34676

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	32,948,237	320,000
4	Total consideration paid or payable for the shares	$138,785,253	$1,628,448

+ See chapter 19 for defined terms.

File No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.10 lowest price paid: $5.05 highest price allowed under rule 7.33: $5.2605

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	46,031,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	32,438,237	510,000
4	Total consideration paid or payable for the shares	$136,186,038	$2,599,215

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.12 lowest price paid: $5.06 highest price allowed under rule 7.33: $5.2185

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	46,351,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,998,237	440,000
4	Total consideration paid or payable for the shares	$133,981,638	$2,204,400

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.03 lowest price paid: $4.99 highest price allowed under rule 7.33: $5.1954

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	46,861,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/10/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

1 October 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – APPENDIX 3E – DAILY SHARE BUY-BACK NOTICE

The Company's daily share buy-back notice for Tuesday, 30 September 2003 follows.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,698,237	300,000
4	Total consideration paid or payable for the shares	$132,487,548	$1,494,090

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.00 lowest price paid: $4.95 highest price allowed under rule 7.33: $5.1387

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	47,301,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks


SEC File
No. 82-34676

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,498,237	200,000
4	Total consideration paid or payable for the shares	$131,497,008	$990,540

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.97 lowest price paid: $4.94 highest price allowed under rule 7.33: $5.1303

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	47,601,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,213,237	285,000
4	Total consideration paid or payable for the shares	$130,082,097	$1,414,911

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.01 lowest price paid: $4.90 highest price allowed under rule 7.33: $5.1324

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	47,801,763

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	30,799,672	210,000
4	Total consideration paid or payable for the shares	$128,051,645	$1,025,451

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.92 lowest price paid: $4.81 highest price allowed under rule 7.33: $5.1408

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	48,290,328

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

No. 82-34676



BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

24 September 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – APPENDIX 3E – DAILY SHARE BUY-BACK NOTICE

The Company's daily share buy-back notice for Tuesday, 23 September 2003 follows.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,799,672	1,000,000
4	Total consideration paid or payable for the shares	$123,253,345	$4,798,300

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.87 lowest price paid: $4.77 highest price allowed under rule 7.33: $5.1912

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	48,500,328

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

No. 82-34676

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,249,392	550,280
4	Total consideration paid or payable for the shares	$120,552,461	$2,700,884

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.96 lowest price paid: $4.86 highest price allowed under rule 7.33: $5.2500

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	49,500,328

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,923,357	326,035
4	Total consideration paid or payable for the shares	$118,935,751	$1,616,710

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.98 lowest price paid: $4.90 highest price allowed under rule 7.33: $5.2647

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back: 50,050,608

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,098,357	825,000
4	Total consideration paid or payable for the shares	$114,863,551	$4,072,200

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.15	highest price paid:	$5.00
	date:	15-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.91
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.2773

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	50,376,643

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,298,357	800,000
4	Total consideration paid or payable for the shares	$110,891,791	$3,971,760

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.15	highest price paid:	$5.00
	date:	15-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.93
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.2521

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	51,201,643

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,298,357	1,000,000
4	Total consideration paid or payable for the shares	$105,858,691	$5,033,100

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.15 date: 15-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.13 lowest price paid: $5.01 highest price allowed under rule 7.33: $5.2731

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	52,001,643

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,438,264	345,093
4	Total consideration paid or payable for the shares	$101,485,585	$1,734,452

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.06	highest price paid:	$5.05
	date:	9-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.97
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.1891

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	53,516,643

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,858,764	579,500
4	Total consideration paid or payable for the shares	$98,614,913	$2,870,672

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.06	highest price paid:	$4.98
	date:	9-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.87
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.1828

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	53,861,736

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,158,764	700,000
4	Total consideration paid or payable for the shares	$95,193,663	$3,421,250

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$5.06	highest price paid:	$4.92
	date:	9-Sep-03		
	lowest price paid:	$2.97	lowest price paid:	$4.85
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$5.1933

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	54,441,236

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,885,364	273,400
4	Total consideration paid or payable for the shares	$93,821,933	$1,371,730

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.00 date: 4-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.06 lowest price paid: $4.95 highest price allowed under rule 7.33: $5.1744

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	55,141,236

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back..

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

BHPSTEEL


SEC File
No. 82-34676

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

9 September 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – APPENDIX 3E – DAILY SHARE BUY-BACK NOTICE

The Company's daily share buy-back notice for Monday, 8 September 2003 follows.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,653,364	232,000
4	Total consideration paid or payable for the shares	$92,681,073	$1,140,860

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.00 date: 4-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.93 lowest price paid: $4.86 highest price allowed under rule 7.33: $5.1618

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	55,414,636

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,773,364	880,000
4	Total consideration paid or payable for the shares	$88,388,521	$4,292,552

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $5.00 date: 4-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.95 lowest price paid: $4.84 highest price allowed under rule 7.33: $5.1093

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	55,646,636

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,059,064	714,300
4	Total consideration paid or payable for the shares	$84,840,547	$3,547,974

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.93 date: 3-Sep-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $5.00 lowest price paid: $4.94 highest price allowed under rule 7.33: $5.0274

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	56,526,636

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000

Telephone +61 3 9666 4073
Facsimile +61 3 9666 4118
www.bhpsteel.com

4 September 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Madam

BHP STEEL LIMITED – APPENDIX 3E – DAILY SHARE BUY-BACK NOTICE

The Company's daily share buy-back notice for Wednesday, 3 September 2003 follows.

Yours faithfully

David Cantrick-Brooks
Assistant Company Secretary

Attach.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,044,556	14,508
4	Total consideration paid or payable for the shares	$84,769,023	$71,524

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.68 date: 29-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.93 lowest price paid: $4.93 highest price allowed under rule 7.33: $4.9308

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	57,240,936

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/9/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,874,331	170,225
4	Total consideration paid or payable for the shares	$83,980,098	$788,925

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.53 date: 11-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.68 lowest price paid: $4.57 highest price allowed under rule 7.33: $4.6956

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	57,255,444

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,254,331	620,000
4	Total consideration paid or payable for the shares	$81,220,788	$2,759,310

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.53 date: 11-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.48 lowest price paid: $4.43 highest price allowed under rule 7.33: $4.6830

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	57,425,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,724,331	530,000
4	Total consideration paid or payable for the shares	$78,871,192	$2,349,596

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.53 date: 11-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.45 lowest price paid: $4.40 highest price allowed under rule 7.33: $4.6641

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	58,045,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,164,331	560,000
4	Total consideration paid or payable for the shares	$76,378,408	$2,492,784

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.53 date: 11-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.51 lowest price paid: $4.42 highest price allowed under rule 7.33: $4.6368

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	58,575,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (~~Director~~/Company Secretary) Date: 12/8/03

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8.4

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,564,331	600,000
4	Total consideration paid or payable for the shares	$73,669,168	$2,709,240

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.51 date: 8-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.53 lowest price paid: $4.47 highest price allowed under rule 7.33: $4.5717

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	59,135,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.


SEC File
No. 82-34676

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,964,331	600,000
4	Total consideration paid or payable for the shares	$70,977,568	$2,691,600

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.45 date: 7-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.51 lowest price paid: $4.45 highest price allowed under rule 7.33: $4.5192

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	59,735,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,364,331	600,000
4	Total consideration paid or payable for the shares	$68,308,768	$2,668,800

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.33 date: 6-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.45 lowest price paid: $4.41 highest price allowed under rule 7.33: $4.4520

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	60,335,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8.1

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,193,632	170,699
4	Total consideration paid or payable for the shares	$67,572,287	$736,481

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.29 date: 5-Aug-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.33 lowest price paid: $4.30 highest price allowed under rule 7.33: $4.4100

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	60,935,669

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,983,632	210,000
4	Total consideration paid or payable for the shares	$66,675,818	$896,469

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.29 lowest price paid: $4.21 highest price allowed under rule 7.33: $4.3764

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	61,106,368

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,823,628	160,004
4	Total consideration paid or payable for the shares	$66,003,017	$672,801

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.22 lowest price paid: $4.19 highest price allowed under rule 7.33: $4.3827

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	61,316,368

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8.4

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,705,806	284,790
4	Total consideration paid or payable for the shares	$61,326,522	$1,187,176

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.19 lowest price paid: $4.13 highest price allowed under rule 7.33: $4.3407

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	62,309,404

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,990,596	455,322
4	Total consideration paid or payable for the shares	$62,513,698	$1,901,880

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.18 lowest price paid: $4.13 highest price allowed under rule 7.33: $4.3659

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	61,854,082

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 31/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	17,445,918	377,710
4	Total consideration paid or payable for the shares	$64,415,578	$1,587,440

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.22 lowest price paid: $4.18 highest price allowed under rule 7.33: $4.3785

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	61,476,372

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/8/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,475,000	169,226
4	Total consideration paid or payable for the shares	$56,157,705	$699,310

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 21-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.17 lowest price paid: $4.08 highest price allowed under rule 7.33: $4.3197

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	63,655,774

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,644,226	471,580
4	Total consideration paid or payable for the shares	$56,857,014	$2,002,895

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.25 lowest price paid: $4.20 highest price allowed under rule 7.33: $4.3155

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	63,184,194

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,115,806	590,000
4	Total consideration paid or payable for the shares	$58,859,909	$2,466,613

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 28-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.24 lowest price paid: $4.13 highest price allowed under rule 7.33: $4.3239

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	62,594,194

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	15,015,000	460,000
4	Total consideration paid or payable for the shares	$54,267,703	$1,890,002

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 21-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.15 lowest price paid: $4.06 highest price allowed under rule 7.33: $4.3323

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	63,825,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8.4

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,510,786	504,214
4	Total consideration paid or payable for the shares	$52,232,443	$2,035,260

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$4.25	highest price paid:	$4.06
	date:	21-Jul-03		
	lowest price paid:	$2.97	lowest price paid:	$3.98
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$4.3659

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	64,285,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,910,786	600,000
4	Total consideration paid or payable for the shares	$49,775,203	$2,457,240

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.25 date: 21-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.15 lowest price paid: $4.06 highest price allowed under rule 7.33: $4.3848

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	64,789,214

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,310,786	600,000
4	Total consideration paid or payable for the shares	$47,240,863	$2,534,340

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$4.19	highest price paid:	$4.25
	date:	16-Jul-03		
	lowest price paid:	$2.97	lowest price paid:	$4.17
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$4.3701

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	65,389,214

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

[1] See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,260,786	50,000
4	Total consideration paid or payable for the shares	$47,032,738	$208,125

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.19 date: 16-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.17 lowest price paid: $4.15 highest price allowed under rule 7.33: $4.3281

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	65,989,214

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,060,786	1,000,000
4	Total consideration paid or payable for the shares	$42,032,258	$4,166,200

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$4.16	highest price paid:	$4.19
	date:	15-Jul-03		
	lowest price paid:	$2.97	lowest price paid:	$4.14
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$4.2273

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	66,239,214

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,089,999	970,787
4	Total consideration paid or payable for the shares	$37,995,532	$4,036,727

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $4.10 date: 14-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.16 lowest price paid: $4.09 highest price allowed under rule 7.33: $4.1622

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	67,239,214

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,999,999	1,090,000
4	Total consideration paid or payable for the shares	$33,529,693	$4,465,839

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.95 date: 8-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $4.10 lowest price paid: $4.01 highest price allowed under rule 7.33: $4.1202

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	68,210,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,799,999	200,000
4	Total consideration paid or payable for the shares	$32,754,133	$775,560

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.95 date: 8-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.91 lowest price paid: $3.82 highest price allowed under rule 7.33: $4.0005

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	69,300,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,479,999	320,000
4	Total consideration paid or payable for the shares	$31,520,245	$1,233,888

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.94	highest price paid:	$3.95
	date:	7-Jul-03		
	lowest price paid:	$2.97	lowest price paid:	$3.85
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.9816

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	69,500,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,349,999	130,000
4	Total consideration paid or payable for the shares	$31,010,645	$509,600

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.75 date: 1-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.94 lowest price paid: $3.90 highest price allowed under rule 7.33: $3.9438

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	69,820,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,949,999	400,000
4	Total consideration paid or payable for the shares	$29,519,125	$1,491,520

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.75 date: 1-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.73 lowest price paid: $3.72 highest price allowed under rule 7.33: $3.9228

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	69,950,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin: rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,314,051	357,000
4	Total consideration paid or payable for the shares	$27,141,242	$1,337,965

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.75 date: 1-Jul-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.75 lowest price paid: $3.73 highest price allowed under rule 7.33: $3.9270

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	70,628,949

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/7/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,199,999	14,052
4	Total consideration paid or payable for the shares	$26,713,858	$52,414

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.74	highest price paid:	$3.73
	date:	25-Jun-03		
	lowest price paid:	$2.97	lowest price paid:	$3.73
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.9291

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	71,085,949

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/6/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,949,999	250,000
4	Total consideration paid or payable for the shares	$25,788,133	$925,725

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.74 date: 25-Jun-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.73 lowest price paid: $3.68 highest price allowed under rule 7.33: $3.9165

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	71,100,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/6/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,799,999	150,000
4	Total consideration paid or payable for the shares	$25,227,838	$560,295

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.60 date: 18-Jun-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.74 lowest price paid: $3.72 highest price allowed under rule 7.33: $3.8892

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	71,350,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/6/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,499,999	300,000
4	Total consideration paid or payable for the shares	$24,150,088	$1,077,750

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.60 lowest price paid: $3.57 highest price allowed under rule 7.33: $3.7191

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	71,500,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/6/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,231,999	268,000
4	Total consideration paid or payable for the shares	$23,265,929	$884,159

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.31 lowest price paid: $3.29 highest price allowed under rule 7.33: $3.5007

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	71,800,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/6/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	7,031,999	200,000
4	Total consideration paid or payable for the shares	$22,627,929	$638,000

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.40	highest price paid:	$3.19
	date:	16-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$3.19
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.3789

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	72,068,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,831,999	200,000
4	Total consideration paid or payable for the shares	$21,995,929	$632,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.16 lowest price paid: $3.16 highest price allowed under rule 7.33: $3.4062

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	72,268,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,731,999	100,000
4	Total consideration paid or payable for the shares	$21,677,929	$318,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.18 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.4209

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	72,468,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,531,999	200,000
4	Total consideration paid or payable for the shares	$21,037,929	$640,000

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.20 lowest price paid: $3.20 highest price allowed under rule 7.33: $3.4398

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	72,568,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8.4

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,231,999	300,000
4	Total consideration paid or payable for the shares	$20,064,429	$973,500

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.25 lowest price paid: $3.22 highest price allowed under rule 7.33: $3.4608

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	72,768,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,031,999	200,000
4	Total consideration paid or payable for the shares	$19,414,429	$650,000

+ See chapter 19 for defined terms.

SEC File
No 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.25 lowest price paid: $3.25 highest price allowed under rule 7.33: $3.4335

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	73,068,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,781,999	250,000
4	Total consideration paid or payable for the shares	$18,614,679	$799,750

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.22 lowest price paid: $3.18 highest price allowed under rule 7.33: $3.4230

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	73,268,001

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,555,000	34,814
4	Total consideration paid or payable for the shares	$17,887,127	$111,753

+ See chapter 19 for defined terms.

SEC File No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.21 lowest price paid: $3.21 highest price allowed under rule 7.33: $3.4482

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	73,710,186

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,335,000	220,000
4	Total consideration paid or payable for the shares	$17,171,335	$715,792

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.26 lowest price paid: $3.24 highest price allowed under rule 7.33: $3.4797

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	73,745,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	5,065,000	270,000
4	Total consideration paid or payable for the shares	$16,283,035	$888,300

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.29 lowest price paid: $3.29 highest price allowed under rule 7.33: $3.4755

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	73,965,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

[1] See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,865,000	200,000
4	Total consideration paid or payable for the shares	$15,625,035	$658,000

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.29 lowest price paid: $3.29 highest price allowed under rule 7.33: $3.4671

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	74,235,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,665,000	200,000
4	Total consideration paid or payable for the shares	$14,967,035	$658,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.30 lowest price paid: $3.28 highest price allowed under rule 7.33: $3.4734

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	74,435,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,415,000	250,000
4	Total consideration paid or payable for the shares	$14,139,535	$827,500

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.40	highest price paid:	$3.31
	date:	16-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$3.31
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.4881

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	74,635,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/5/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,115,000	300,000
4	Total consideration paid or payable for the shares	$13,168,045	$971,490

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.26 lowest price paid: $3.22 highest price allowed under rule 7.33: $3.5196

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	74,885,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,615,000	500,000
4	Total consideration paid or payable for the shares	$11,508,045	$1,660,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.33 lowest price paid: $3.28 highest price allowed under rule 7.33: $3.5343

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	75,185,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,615,000	0
4	Total consideration paid or payable for the shares	$11,508,045	$0

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.40 date: 16-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.5343

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	75,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,355,000	260,000
4	Total consideration paid or payable for the shares	$10,633,873	$874,172

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.40	highest price paid:	$3.37
	date:	16-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$3.35
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.5133

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back: 75,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature] Date: 17/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,035,000	320,000
4	Total consideration paid or payable for the shares	$9,551,089	$1,082,784

+ See chapter 19 for defined terms.

SEC File No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.35 date: 14-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.40 lowest price paid: $3.36 highest price allowed under rule 7.33: $3.4755

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	75,945,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,885,000	100,000
4	Total consideration paid or payable for the shares	$9,050,339	$335,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.26 date: 10-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.35 lowest price paid: $3.35 highest price allowed under rule 7.33: $3.4356

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	76,315,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99 Origin rule 3.6, Appendix 7C Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,885,000	0
4	Total consideration paid or payable for the shares	$9,050,339	$0

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.26	highest price paid:	$0.00
	date:	10-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$0.00
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.4104

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	76,415,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,685,000	200,000
4	Total consideration paid or payable for the shares	$8,399,339	$651,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.26 date: 9-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.26 lowest price paid: $3.25 highest price allowed under rule 7.33: $3.3936

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	76,415,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,385,000	300,000
4	Total consideration paid or payable for the shares	$7,421,339	$978,000

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.25 date: 8-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.26 lowest price paid: $3.26 highest price allowed under rule 7.33: $3.3789

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	76,615,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,235,000	150,000
4	Total consideration paid or payable for the shares	$6,938,879	$482,460

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.18	highest price paid:	$3.25
	date:	2-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$3.20
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.3705

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	76,915,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,235,000	0
4	Total consideration paid or payable for the shares	$6,938,879	$0

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.18 date: 2-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.3621

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,065,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,235,000	0
4	Total consideration paid or payable for the shares	$6,938,879	$0

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.18	highest price paid:	$0.00
	date:	2-Apr-03		
	lowest price paid:	$2.97	lowest price paid:	$0.00
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.3558

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,065,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 4/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,085,000	150,000
4	Total consideration paid or payable for the shares	$6,463,379	$475,500

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.18 date: 2-Apr-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.17 lowest price paid: $3.17 highest price allowed under rule 7.33: $3.3453

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,065,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3/4/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,615,000	0
4	Total consideration paid or payable for the shares	$4,976,534	$0

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.14 date: 25-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.3180

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/4/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,615,000	0
4	Total consideration paid or payable for the shares	$4,976,534	$0

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.14 date: 25-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2928

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 31/3/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,615,000	0
4	Total consideration paid or payable for the shares	$4,976,534	$0

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.14 date: 25-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2802

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/3/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,615,000	0
4	Total consideration paid or payable for the shares	$4,976,534	$0

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.14 date: 25-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2844

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/3/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

SEC File
No. 82-34676



Facsimile

To	Company Announcements Office	Facsimile Number	1300 300 021
Company	Australian Stock Exchange Limited		
From	David Cantrick-Brooks	Date	27 March 2003
Subject	Share Buy Back	Total pages including header	

FOR IMMEDIATE RELEASE TO THE MARKET

See attached.

Yours faithfully,

DAVID CANTRICK-BROOKS
Assistant Company Secretary

BHP Steel Limited ABN 16 000 011 058 Level 11, 120 Collins Street, Melbourne VIC 3000 Australia
Telephone: +61 3 9666 4073 Facsimile: +61 3 9666 4118 E-mail: David.CantrickBrooks@bhpsteel.com

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,470,000	145,000
4	Total consideration paid or payable for the shares	$4,522,684	$453,850

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.14 date: 25-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.13 lowest price paid: $3.13 highest price allowed under rule 7.33: $3.2844

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,685,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 26/3/03
(~~Director~~/Company secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,000	700,000
4	Total consideration paid or payable for the shares	$2,333,434	$2,189,250

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.05 date: 14-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $3.14 lowest price paid: $3.11 highest price allowed under rule 7.33: $3.2802

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	77,830,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25/3/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,000	0
4	Total consideration paid or payable for the shares	$2,333,434	$0

+ See chapter 19 for defined terms.

No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.05 date: 14-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2529

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	78,530,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/3/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,000	0
4	Total consideration paid or payable for the shares	$2,333,434	$0

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.05 date: 14-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2319

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	78,530,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/3/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,000	0
4	Total consideration paid or payable for the shares	$2,333,434	$0

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$3.05	highest price paid:	$0.00
	date:	14-Mar-03		
	lowest price paid:	$2.97	lowest price paid:	$0.00
	date:	17-Mar-03		
			highest price allowed under rule 7.33:	$3.2130

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	78,530,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20/3/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	770,000	0
4	Total consideration paid or payable for the shares	$2,333,434	$0

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.05 date: 14-Mar-03 lowest price paid: $2.97 date: 17-Mar-03	highest price paid: $0.00 lowest price paid: $0.00 highest price allowed under rule 7.33: $3.2277

Participation by directors

6 Deleted 30/9/2001

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back: 78,530,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18/3/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	500,000	270,000
4	Total consideration paid or payable for the shares	$1,525,000	$808,434

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $3.05 date: 14-Mar-03 lowest price paid: $3.05 date: 14-Mar-03	highest price paid: $3.00 lowest price paid: $2.97 highest price allowed under rule 7.33: $3.2823

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	78,530,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17/3/03
(~~Director~~/Company Secretary)

Print name: David Cantrick-Brooks

[1] See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

Name of Entity	ABN
BHP STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	27 February 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	500,000
4	Total consideration paid or payable for the shares	$0	$1,525,000

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $0.00 date: n/a lowest price paid: $0.00 date: n/a	highest price paid: $3.05 lowest price paid: $3.05 highest price allowed under rule 7.33: $3.3096

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	78,800,000

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14/3/03
(~~Director~~/Company secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.


BLUESCOPE
STEEL
BLUESCOPE STEEL LIMITED

FRONT COVER:
AS A TRIBUTE TO AN ARROW IN FLIGHT, THE HUGE STEEL AWNING OF THE ARCHERY PAVILION AT SYDNEY'S OLYMPIC SPORTS PRECINCT IS CALIBRATED TO SOAR, HOVER AND TWIST ALONG ITS 100 METRE TRAJECTORY.
ARCHITECTS – STUTCHBURY & PAPE, ARCHERY 2000, NEWINGTON, NEW SOUTH WALES.

NET PROFIT AFTER TAX OF $452 MILLION

EARNINGS BEFORE INTEREST AND TAX OF $611 MILLION (UP 282%)

EARNINGS PER SHARE OF 57.1 CENTS

DIVIDENDS OF 29 CENTS PER SHARE (FULLY FRANKED)

DEBT DOWN TO $168 MILLION (2.4% OF NET DEBT + EQUITY)

REVENUE OF $5.3 BILLION (UP 15%)

BEST EVER SAFETY OUTCOMES

IMPROVED ENVIRONMENTAL PERFORMANCE

A DIFFERENT KIND OF STEEL COMPANY



GRAHAM KRAEHE, CHAIRMAN

CHAIRMAN'S REPORT

DELIVERING RESULTS FOR OUR SHAREHOLDERS

Inspiration, strength and colour, the theme for our Annual Report taken from the wording of *Our Bond*, are apt words to sum up the events of this past year. It has been a privilege to be involved with this iconic Australasian business and have the chance to help re-fashion it into the strong, independent company that it has become.

We had the advantage of beginning from a strong base – a healthy business with 88 years of history, sound values and significant assets. Everyone involved in the Company has worked as a team to capitalise on the unique opportunity presented to us, and together we have had an inspirational year marked with many colourful moments and milestones.

The initial focus was on completing the separation of the Company from our former parent. Our listing as a public corporation occurred on 15 July 2002, with the legal separation entirely complete by 22 July 2002. Our shares initially traded at a price of $2.90. Since that time, the investment market has increasingly recognised the performance and worth of the Group.

SHAREHOLDER VALUE

Since the Company's listing, the focus has been squarely on the creation of shareholder value, through continuing profitability and growth in value. This is reflected in our inaugural net profit after tax of $452 million, and net cash flow of $598 million. The strength of our financial performance reflects the underlying calibre of our assets and the exceptional efforts of our people.

The commitment of your Board and the management team to generating returns for shareholders is evident in the decisions we took to declare significant dividends as the extent of the Company's improving performance became clear. In February 2003, an interim dividend of 9 cents was declared, and then in August 2003 a final dividend of 13 cents and a special dividend of 7 cents were declared. The total distribution has been 29 cents per share (all fully franked). This compares with the forecast prior to listing that dividends of 20 cents per share (partly franked) would be made in respect of the 2003 financial year.

During the year, $540 million in debt was repaid. Total debt outstanding at 30 June 2003 was $168 million – a gearing ratio of 2.4 per cent, reflecting one of the strongest balance sheets in the global steel industry.

In February 2003, a share buy-back program was initiated. The objectives are to boost earnings per share, increase the return on shareholders' funds and reduce the weighted average cost of capital. As at 30 June 2003, the Company had purchased over 8.3 million shares under the program. A further 13.5 million shares were purchased between 1 July and 27 August 2003.

I believe that the Company's share price appreciation reflects the strength of our financial performance combined with recognition of our focus on delivering value for shareholders.

GOVERNANCE

One of the advantages of our status as a newly listed company is that the Board has had the opportunity to put in place current best-practice corporate governance arrangements, and these are summarised in this Report. Comprehensive structures for the overall management and control of all entities within the Group have been established.

While our actions have demonstrated our focus on delivering value to our shareholders, we have also delivered benefits for our employees, customers and host communities, and these are described in the early sections of this Report.

I thank all employees, led by CEO Kirby Adams, and my Board colleagues for their contributions to an outstanding performance.

THE FUTURE

Our strong balance sheet has enabled the simultaneous pursuit of a range of growth initiatives. These include incremental capacity increases at existing operations in Australia, New Zealand, Thailand and Indonesia, and the establishment of four new roll-forming facilities in Australia and China. In August 2003, we announced that the Company will proceed with a new $160 million steel coating and painting investment in Vietnam.

Going forward, we will maintain our focus on creating wealth for shareholders, and further expansion of the business to take advantage of the growth opportunities that are open to the Company.

NAME CHANGE

A further announcement on 1 September revealed the proposed change of our Company name to BlueScope Steel Limited. Shareholder approval of the name change will see BlueScope Steel inherit a strong history, positive momentum from a great performance in 2002/03 and excellent prospects for future growth.

GRAHAM KRAEHE, CHAIRMAN

MANAGING DIRECTOR AND CEO'S REPORT


KIRBY ADAMS, MANAGING DIRECTOR AND CEO

DELIVERING ON OUR PROMISES

"We and our customers proudly bring inspiration, strength and colour to communities..."

These words, developed last year by a team of about 200 employees from across the Company, are the opening words of *Our Bond* – the document that spells out our promises to shareholders, customers, people and communities.

Our Company has had a very good first year. I am pleased to report that in the period since our public listing, we have made excellent progress in delivering on our promises.

For shareholders we have delivered profitability and growth in value; for customers we have delivered new products and colours; for communities we have provided assistance where it counts; and for employees we have worked together to ensure a safe and satisfying environment.

Independence has given rise to a new spirit of teamwork among our employees – this "can do" attitude is reflected in our achievements.

GROWING OUR BUSINESS

"Our customers are our partners... Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas."

Throughout Australia, New Zealand, Asia and the USA we are undertaking a range of initiatives to grow our markets and to increase our production capacity, through expanding existing operations and building new facilities.

Our customers are realising that our inspiration and innovative thinking let them create just about anything they can imagine. In May we launched a new range of contemporary colours for our Australian COLORBOND® steel range, ensuring this valuable trademark remains at the forefront of design and performance.

We are undertaking capacity upgrades, at minimal capital cost, to our metal coating and painting facilities in Port Kembla, Western Port, New Zealand, Indonesia and Thailand.

We are planning to establish a major new metal coating and painting operation in Vietnam and a new, state-of-the-art COLORBOND® steel centre in western Sydney.

Our Lysaght business opened two new major roll-forming plants in Australia, producing our market-leading range of steel building products, and in March two further Lysaght plants were opened in China to service that country's fast growing building and construction sector, in the lead-up to the 2008 Olympics.

CAPITALISING ON STRONG MARKET AND INTERNAL PERFORMANCE					A$ MILLION
	1999[1]	2000[1]	2001[1]	2002[1]	2003
Revenue	4,849	4,898	4,941	4,593	5,302
EBITDA[2]	525	711	568	412	881
EBIT[2]	257	445	305	160	611
Net profit[2]					452
Earnings per share (cents)[3]					57.1

1. 1999 to and including 2002 normalised. 2. Includes net profit/loss for North Star. 3. Shares on issue 30 June 2003 – 784 685 949, weighted average: 791 544 061.

A STRONG FINANCIAL PERFORMANCE

"Our shareholders are our foundations... we commit to continuing profitability and growth in value, which together, make us all stronger."

In the 12 months to 30 June 2003, we achieved a net profit after tax and minority interests of $452 million. Earnings before interest and tax for the year were $611 million, a 282 per cent increase on the result for the preceding 12 months.

Our financial performance was achieved by attaining improved international and domestic prices for our products, higher production and despatch levels across all reporting segments, and further cost and process improvements.

Improved labour productivity, successful cost reduction initiatives and reduced freight costs made a positive contribution to our financial performance.

OUR BEST EVER SAFETY PERFORMANCE

"Our people are our strength... We work in a safe and satisfying environment."

This year was our safest ever. We achieved a company-wide lost time injury frequency rate of 1.8 for the 12 months to June 2003. This means that for every million hours worked, there were 1.8 injuries that resulted in employees or contractors having to take time off work. While any injury in the workplace is unacceptable, this is nevertheless a very good result and places our Company among the best performers in the global steel industry. It is a 36 per cent improvement on the previous year and means we are closer than ever to achieving our goal of Zero Harm.

We believe that if you cannot manage safety, you cannot manage. Our goal is Zero Harm to our employees, contractors, suppliers, communities and the environment.

IMPROVED ENVIRONMENTAL PERFORMANCE

"Our communities are our homes... we care for the environment."

We have improved the way we care for our environment. Our environmental performance improved steadily, with a 23 per cent reduction in non-compliances with the conditions of our environmental operating licences. We achieved zero non-compliances at the majority of our sites.

A major achievement was the attainment of certification to the international environment management standard ISO 14001 at all our steel operating sites by the end of June 2003 and our Transport & Logistics business is on track to achieve certification by December 2003. We also commissioned the $94 million Sinter Machine Emission Reduction Project at the Port Kembla Steelworks.



LOOKING AHEAD

Looking ahead to 2003/04, we will continue to work diligently to delight our customers, grow our markets and product range, further reduce costs, improve labour productivity, and incrementally increase production and throughput at our facilities.

Our business will continue to be influenced by a range of external factors, including hot rolled coil prices, exchange rates and prices for raw materials. We remain focused on managing well those factors that are within our control.

We are moving ahead with great vigour and refreshed confidence. As BlueScope Steel Limited, we and our customers will proudly bring inspiration, strength and colour to our communities.

KIRBY ADAMS, MANAGING DIRECTOR AND CEO

OUR CUSTOMERS ARE REALISING THAT OUR INSPIRATION AND INNOVATIVE THINKING LET THEM CREATE JUST ABOUT ANYTHING THEY CAN IMAGINE.


4.010

OUR PRODUCT AND MARKET DIVERSIFICATION MAKES US A DIFFERENT KIND OF STEEL COMPANY

We have a strong set of values and beliefs, as expressed in *Our Bond*, and a clear strategy and vision for the future.



COMPANY PROFILE

We are the largest steel company in Australia and New Zealand, the only producer of flat steel in these countries and a significant niche player in the Asian steel industry. We produce about 60 per cent of Australia's overall steel production, and supply around 80 per cent of all flat steel products sold in Australia and New Zealand. With our growing presence in Asia and investments in the USA, we are playing an increasing role in the revitalisation of the global steel industry.



We are customer-focused and market driven. The customers we serve are primarily in the building and construction, packaging, pipe and tube, automotive and general manufacturing industries. Our focus is on supplying their needs for value-added metallic coated, painted and roll-formed steel products, and other flat steel products like slab, hot rolled coil and plate.

Our key strengths include our leading brands, low-cost operations, ability to tailor solutions to customers' needs and our product and market diversification.

BRANDS

Our brands have long been market leaders in Australia and New Zealand and have a growing presence in Asia.

In Australia, our COLORBOND® steel is a leading consumer brand and has strong acceptance in the building industry. There have been several recent COLORBOND® steel innovations including, in May 2003, the launch of a new range of fashion colours.

ZINCALUME® metallic coated steel, GALVABOND® and GALVASPAN® steel are prominent brands in the building and construction industry, and our LYSAGHT® building products have a solid reputation stretching back to 1918.

In 2003, we branded our plate and hot rolled coil products over 3.2 mm thick as the premium XLER® steel range, including XLERPLATE® and XLERCOIL®.

In New Zealand, COLORSTEEL®, GALVSTEEL™ and ZINCALUME® steel are market leading brands.

In other domestic markets, we have developed local brands suited to local conditions, such as Clean COLORBOND® steel, which is ideal for the tropical conditions of Asia. In Indonesia we market PELANGI™, ABADI™, GEMILANG™ and ANCOR™ steel. TRUZINC™ steel was developed for Thailand and PRIMADESA™ steel for Malaysia. Across South East Asia, our most recent "inspired" solutions include SMARTRUSS™, a lightweight roof frame for pre-engineered buildings, and our SANTAI™ roll-formed product.

The growing number of branded innovations in our product lines reflects our focus on meeting customers' needs with trusted steel inspired solutions.

Colorbond®


LYSAGHT

Xlerplate®

Galvabond®


COLOR
STEEL

Zincalume®


clean
Colorbond

OPERATIONS

In Australia, our Port Kembla Steelworks in New South Wales is the nation's largest steel manufacturing facility, producing slab, hot rolled coil and plate.

At Western Port in Victoria, we operate hot rolling, cold rolling, metal coating and painting facilities. Another cold rolling, metal coating and painting facility is located at Springhill, adjacent to the Port Kembla Steelworks, and we have painting operations at service centres in Sydney and in Brisbane.

Our network of seven service centres across Australia slits and shears steel for a wide range of manufacturing applications and delivers product to customers' requirements.

In New Zealand, we operate the only integrated steelworks at Glenbrook near Auckland.

In the Asian region, we have cold rolling, metal coating and painting operations in Thailand, and metal coating and painting operations in Malaysia and Indonesia.

Lysaght, our building products business, operates 42 roll-forming plants across Australia and twelve other countries in the Asia Pacific region.

In the USA, we own a 50 per cent share in the North Star BHP Steel mini-mill in Ohio, producing hot rolled coil, and a 47.5 per cent share in Castrip LLC, a joint venture company formed to develop the Castrip® technology, usually referred to as 'thin strip casting'.

In the past year, our steelmaking operations produced 6.494 million tonnes of raw steel. Across the Company, we have more than 11,000 employees located in 20 countries.

TOP LEFT: SHEAR OUTBACK AND THE SHEARERS' HALL OF FAME – HAY, NEW SOUTH WALES, AUSTRALIA
LEFT: THE MAGNEY HOUSE – BINGIE BINGIE, NEW SOUTH WALES, AUSTRALIA BELOW: THE LOOKOUT HOUSE – RED HILL, VICTORIA, AUSTRALIA





OPERATIONS AROUND THE WORLD

WE HAVE A UNIQUE MARKETING FOOTPRINT, ENCOMPASSING THE GROWTH REGION OF ASIA

RAW STEEL PRODUCTION FACILITIES

LOCATION	OPERATION	MAP NO
Port Kembla, NSW, Australia	Port Kembla Steelworks	1
Glenbrook, New Zealand	New Zealand Steel	2
Delta, Ohio, USA	North Star BHP Steel	3

ROLLING, COATING AND PAINTING FACILITIES

LOCATION	OPERATION	MAP NO
Port Kembla, NSW, Australia	Port Kembla Steelworks	1
Port Kembla, NSW, Australia	Springhill Works	1
Sydney, NSW, Australia	Chullora	4
Hastings, VIC, Australia	Western Port Works	5
Brisbane, QLD, Australia	Acacia Ridge	6
Glenbrook, New Zealand	New Zealand Steel	2
Delta, Ohio, USA	North Star BHP Steel	3
Map Ta Phut, Rayong, Thailand	BST	7
Ba Ria-Vung Tau Province, Vietnam	BSV (operational 2006)	8
Cilegon, Java, Indonesia	BSI	9
Kapar, Klang, Malaysia	BSM	10

ROLL-FORMING AND DISTRIBUTION FACILITIES

Lysaght Australia

Location	Map No
Archerfield, QLD	11
Rockhampton, QLD	12
Mackay, QLD	13
Townsville, QLD	14
Cairns, QLD	15
Chullora, NSW	4
Emu Plains, NSW	16
Cardiff, NSW	17
Tamworth, NSW	18
Dubbo, NSW	19
Coffs Harbour, NSW	20
Lyndhurst, VIC	21
Albury, VIC	22
Geelong, VIC	23
Launceston, TAS	24
Gillman, SA	25
Darwin, NT	26
Forrestfield, WA	27

Lysaght Asia

Location	Map No
Langfang, China	28
Chengdu, China	29
Shanghai, China	30
Guangzhou, China	31
Kaohshiung, Taiwan	32
Hanoi, Vietnam	33
Ho Chi Minh City, Vietnam	34
Bangkok, Thailand	35
Khon Kaen, Thailand	36
Shah Alam, Malaysia	37
Kota Kinabalu, Malaysia	38
Bintulu, Malaysia	39
Kuching, Malaysia	40
Jakarta, Indonesia	41
Medan, Indonesia	42
Surabaya, Indonesia	43
Jurong, Singapore	44
Bandar Seri Begawan, Brunei	45
Colombo, Sri Lanka	46
Noumea, New Caledonia	47
Port Vila, Vanuatu	48
Suva, Nadi and Lautoka, Fiji	49

Service Centres

Location	Map No
Acacia Ridge, QLD	6
CRM, Port Kembla, NSW	1
Chullora, NSW	4
Sunshine, VIC	50
Braeside, VIC	51
Wingfield, SA	52
Myaree, WA	53

With our diverse group of customers, our leading products and brands, and our valuable network of manufacturing operations, roll-formers and service centres, we are ideally positioned in our region to assist architects, builders, engineers and families realise their dreams in steel.

CUSTOMER BASE

Throughout the world, we have an array of channels to market, including direct selling to end-use customers in diverse markets and via steel distributors.

The products we sell into Australian domestic markets have a wide array of end-uses. Sales are made to the construction (dwellings, non-dwellings and infrastructure), manufacturing, automotive and transport, packaging, rural and mining segments.

In Australia, the majority of our steel slab is processed through our operations into hot and cold rolled steel coil or steel plate.

We sell hot rolled coil to other Australian manufacturers, who convert it into pipe and tube. Steel plate is sold to fabricators for products such as wind towers. Manufacturers convert our tinplate into cans for everyday items such as tinned fruit. Our high-quality coated and painted steel is sought by manufacturers of whitegoods and automotive industry customers.

We sell our ZINCALUME® and COLORBOND® steel to roll-formers throughout our region, including our own Lysaght operations. These customers cut and shape our coated and painted steel for residential roofing and fencing use, as well as roofing and walling for industrial and commercial applications. In the building products segment, Lysaght sells steel for construction applications ranging from house roofing to BONDEK® structural decking in high-rise buildings.

In New Zealand, we supply a full range of flat steel products to the building and construction industry, including to roll-formers and merchants.

In Asia, we have achieved the premier market position for our world-class coated products Clean COLORBOND® steel and ZINCALUME® steel, with a full array of supplementary products for our target market segments. Our Lysaght steel solution companies focus on delivering innovative building supply packages to discerning customers in 12 countries. Landmark buildings such as the new Beijing and Hanoi airports, Taipei Civil Sports Centre and Guangzhou Sports Stadium have all specified LYSAGHT® products.

In the USA, our North Star BHP Steel joint venture produces hot rolled coil for local markets. We also export slab and hot rolled coil from Australia to the USA, to be re-rolled and supplied to the West Coast building and construction market.

We also export a range of products to customers located elsewhere in Asia, the Americas, as well as in Europe and Africa.

To complement our global sales operations, we have market-leading e-commerce systems that enable customers to directly place orders, and our transport and logistics business delivers supply chain solutions to support our market offers.

PRODUCT DIVERSITY

About 55 per cent of our revenue in 2002/03 was generated from value-added coated, tin, painted and roll-formed products.

GLOBAL EXTERNAL SALES BY REVENUE 2002/03



SALES REVENUE: $5.3 BILLION
Coated, Tin, Painted, Roll-formed 55%
Hot Rolled Coil 26%
Cold Rolled Coil, Plate 10%
Slab 9%

MARKET DIVERSITY

By tonnage, about 41 per cent of our total sales in 2002/03 were to the Australian domestic market, which is our largest single market.

GEOGRAPHIC BREAKDOWN OF EXTERNAL SALES VOLUMES 2002/03



TOTAL DOMESTIC: 63%
Australia 41%
New Zealand 4%
Asia Pacific 5%
USA (North Star BHP Steel) 13%
TOTAL EXPORT: 37%
Americas 13%
Europe/Africa/Other 5%
Asia 19%

GOING FORWARD

THIS IS A STRONG BUSINESS WITH MANY OPPORTUNITIES FOR CONTINUED PROFITABLE GROWTH AND THE CAPABILITY TO REALISE THOSE OPPORTUNITIES.



STRATEGY FOR GROWTH

We have a strong foundation in Australia, New Zealand and Asia, and profitable growth opportunities from this base.

We will invest in existing facilities and sustainable growth opportunities to ensure we deliver on our commitments to our shareholders, our customers, our employees and our communities.

In summary, we will be a flat steel products and building solutions company that is focused on delivering shareholder value by:

- vigorously maintaining and enhancing the value of our existing businesses through:
  - branded value-added products and services
  - being a world-class, low-cost steelmaker
- pursuing growth in selected regions and market segments; and
- disciplined capital management.

We will continue to build on our market and production strengths, which include:

- being a provider of branded value-added flat steel products and building solutions to the Australian, New Zealand and Asian building and construction industries
- being a leading supplier of flat steel products and solutions to other market sectors in Australia and New Zealand

- maintaining low-cost, high-quality steelmaking and steel processing facilities in Australia, New Zealand and Asia and, through our joint ventures in the USA
- marketing and technology innovation in flat steel processes, products and building solutions
- nurturing long-term relationships with customers in many parts of the world.

Asia is our major geographical growth focus and we will continue to invest in and grow our Australian and New Zealand businesses. In particular, we will seek profitable growth avenues in the building and construction market segment, while responding to attractive opportunities in other market segments.

We have already made a number of announcements regarding our growth initiatives, including some that have been implemented. They include:

- commissioning two new roll-forming businesses in China, at Langfang near Beijing and in the western city of Chengdu
- doubling the capacity of our Indonesian paint line
- announcing capacity expansions of our existing Australian paint lines by 115,000 tonnes per annum and existing Australian metallic coating lines by 150,000 tonnes per annum over three years, with limited capital outlay
- progressing the development of a new COLORBOND® steel centre in western Sydney
- announcing the expansion of New Zealand Steel's existing metallic coating capacity by 24,000 tonnes per annum
- announcing that we plan to build a metallic coating line and paint line in the Ba Ria-Vung Tau Province of Vietnam.

Our new status as an independent company has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth.

We are also continuing the hard work that we have undertaken over many years to improve the foundations of our business by continuously lifting our safety performance, as we strive to achieve our goal of Zero Harm. In addition, we are looking to strengthen relationships with our host communities, and further reduce the impact of our activities on the environment.

LEFT: STADIUM AUSTRALIA, SYDNEY OLYMPICS PRECINCT, AUSTRALIA
BELOW LEFT: LYSAGHT SOLUTIONS CENTRE, THAILAND
BELOW RIGHT: BEIJING INTERNATIONAL AIRPORT, CHINA



Our new status as an independent company has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth.

THE STRENGTH OF OUR FINANCIAL PERFORMANCE REFLECTS THE UNDERLYING CALIBRE OF OUR ASSETS AND THE EXCEPTIONAL EFFORTS OF OUR PEOPLE.





BRIAN KRUGER, Chief Financial Officer, is responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance.



MIKE COURTNALL, President Asian Building and Manufacturing Markets, is responsible for the performance of our Asian steel businesses.



KATHRYN FAGG, President Market and Logistics Solutions, is responsible for our overall marketing and sales capability, transport and logistics, information systems and the Lysaght building products business in Australia.



NOEL CORNISH, President Australian Building and Manufacturing Markets, is responsible for our coated products businesses in Australia.



IAN CUMMIN, Executive Vice President Human Resources, is responsible for the group management of human resources and safety.

LANCE HOCKRIDGE, President Industrial Markets, is responsible for the performance of the Hot Rolled Products businesses and New Zealand Steel.

SUMMARY OF RESULTS BY BUSINESS SEGMENT

COATED PRODUCTS ASIA

Key businesses
- Cold rolling, metal coating and painting operations in Map Ta Phut, Thailand
- Metal coating and painting operations in Cilegon, Indonesia
- Metal coating and painting operations in Kapar, Malaysia
- Lysaght Asia – 24 roll-forming sites across Asia

Key customers
- *Building and construction industries and general manufacturing*

The year's highlights
- Record safety performance in all parts of the business
- Annual coating production records in Thailand, Malaysia and Indonesia
- Opened two new roll-forming facilities in China
- Plans announced to build a new metallic coating and painting facility in Vietnam
- Lysaght Asia continued to develop building solutions including Pre-Engineered Buildings (PEBs), SMARTRUSS™ roof frames and POWERDEK™ structural decking
- Doubled painting capacity in Indonesia
- Acquired the balance of Indonesian metallic coating business
- Roll-out of integrated business system in Thailand
- All steel operating sites achieved ISO 14001 environmental certification

COATED PRODUCTS AUSTRALIA

Key businesses
- Hot rolling, metal coating and painting operations in Western Port, Victoria, Australia
- Metal coating and painting operations in Springhill, Port Kembla, New South Wales, Australia
- Packaging Products in Port Kembla, New South Wales, Australia
- Service centre network – seven sites across Australia
- Lysaght Australia – 18 roll-forming sites across Australia

Key customers
- Building, construction, automotive and packaging industries and whitegoods and general manufacturers

The year's highlights
- Record safety performance in all parts of the business
- Springhill Works and Packaging Products (Port Kembla) achieved annual production and despatch records
- Western Port increased metallic coating and painting production through process improvements and upgraded equipment
- Two new major Lysaght roll-forming sites commenced operations in Victoria and Western Australia
- Successful launch of new COLORBOND® steel colour range
- Initiated moves to establish a state-of-the-art COLORBOND® steel centre in western Sydney to service Australia's largest housing growth corridor
- New Western Port five-year Environment Improvement Plan
- All steel production sites achieved ISO 14001 environmental certification

HOT ROLLED PRODUCTS

Key businesses
- Port Kembla Steelworks in New South Wales, Australia
- 50% interest in North Star BHP Steel in Ohio, USA
- 47.5% interest in US-based Castrip LLC

Key customers
- Engineering, construction, mining and manufacturing industries and export customers who re-roll our steel

The year's highlights
- Record safety performances at Port Kembla Steelworks and in the USA
- Record delivery performance from Port Kembla Steelworks
- Record raw steel production of 5.049 million tonnes
- North Star BHP Steel rated the No.1 flat steel producer in the USA by the Jacobson survey
- Launch of XLER® range of plate and hot rolled coil products
- Port Kembla Sinter Machine Emission Reduction Project complete
- Increased environmental focus with launch of five-year Environment Improvement Plan for Port Kembla operations
- All steel operating sites achieved ISO 14001 environmental certification

NEW ZEALAND STEEL

Key businesses
- Integrated steelworks at Glenbrook near Auckland, New Zealand

Key customers
- Building and construction industry, roll-formers and manufacturing industries

The year's highlights
- Record safety performance across New Zealand operations
- Record annual delivery performance
- Record raw steel production of 0.62 million tonnes
- Approval to upgrade metallic coating plant to produce an extra 24,000 tpa
- Achieved ISO 14001 environmental certification


COATED PRODUCTS
ASIA
"Asia is the Company's core growth geography. Our unrivalled network of businesses across the region provides a platform for further growth."
Mike Courtnall

HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE A$ MILLION	2003	2002
Sales Revenue	569	530
EBITDA	109	96
EBIT	84	71
Capex	36	22
Net Operating Assets (pre tax)	404	437
Return on Net Assets (pre tax)[1]	18.9%	15.2%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

The performance of Coated Products Asia has improved year-on-year for the past four years and, in 2002/03, contributed $84 million in earnings before interest and tax.

Our employees led the way in safety. At 30 June 2003, the 1,800 employees at our Asian businesses had reached 5 million hours without a single lost time injury.

Across all of our businesses in Asia we did not have a single lost time injury during the past 12 months.

Asia is the Company's core growth geography. We have been operating businesses here for over 30 years and our businesses in this region are dynamic, performing well and have tremendous potential for growth.

In March 2003, two new roll-forming operations were opened in China, at Langfang near Beijing and in the western city of Chengdu. These businesses are now fully operational and are fulfilling the needs of our customers in north-east and central China.

In August 2003, we announced a capital investment of $160 million to develop a metallic coating and painting facility in Vietnam. Production will come on stream in 2006.

In Indonesia, we acquired the shareholding of our partner to move to 100 per cent ownership of our coating business and continued to upgrade its paint line to double production capacity. This project is scheduled to come on stream by late 2003.

We have a unique marketing footprint in Asia which allows us to meet our customers' needs. No other steel company can match our network of coating and painting lines and roll-forming facilities or our array of in-market sales offices, which provide our platform for growth.

DELIVERING VALUE TO OUR CUSTOMERS

Over the years, the Company has developed a reputation with customers as a quality producer of flat steel products and building solutions throughout Asia and the Pacific. The basis for our success in this region is our range of value-added products matched to our customers' needs. These are coated and painted steels processed into products for the building and construction industry. They include some well-known brands in the region – many with performance characteristics particularly suited to local conditions.

For example, Clean COLORBOND® steel has been developed for our Asian markets and is especially resistant to staining and discolouration in tropical conditions. Additionally, we have developed a range of local brands – for example, in Indonesia we have developed PELANGI®, ABADI®, GEMILANG® and ANCOR™ steel – all targeted at different segments in the building and construction industries.

During 2003, Lysaght Thailand launched the SANTAI™ brand of roll-formed products, designed for the hardware distribution channel. We have also continued to progress the transformation of our Lysaght businesses, by evolving from suppliers of components to suppliers of complete building solutions. To this end, the Lysaght businesses in the region have focused on developing and delivering innovative building supply packages to increasingly discerning customers in 12 countries.

During the year, we extended the sales of our Pre-Engineered Buildings throughout China and South East Asia, commissioned SMARTRUSS™ equipment for the manufacture of lightweight roof frames in Thailand, Malaysia and Indonesia, and launched our own proprietary POWERDEK™ structural decking products in South East Asia.



COATED PRODUCTS AUSTRALIA

"Our customers have benefited from a range of product innovations."
Noel Cornish

HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE A$ MILLION	2003	2002
Sales Revenue	2,728	2,359
EBITDA	202	138
EBIT	119	57
Capex	51	53
Net Operating Assets (pre tax)	1,208	1,219
Return on Net Assets (pre tax)[1]	9.3%	4.7%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

Our Australian Coated Products businesses delivered a strong performance in 2002/03, contributing $119 million in earnings before interest and tax.

DELIVERING VALUE TO OUR CUSTOMERS

We market a full range of steel material solutions to the Australian building and construction industry, with products available for most major building applications. Our strong market position is supported by our portfolio of well-established and highly recognised brands and targeted service packages.

For example, in Australia, COLORBOND® steel is one of the most recognised industrial brands, with a high level of awareness at both industry and end-consumer levels. This year, we launched a range of new fashion colours to complement the existing colour palette.

Similarly, the LYSAGHT® brand name is well recognised in the building products market and this has enabled our Lysaght Australia business to secure a strong position in its targeted segments of the commercial and residential building, fabrication and construction markets. During the year, Lysaght Australia commenced operations at two new major roll-forming sites, at Lyndhurst in Victoria and Forrestfield in Western Australia. Our expanded and upgraded facilities will help us provide even better service to our customers.

The Company has established itself as a leading supplier of steel to the Australian automotive industry. We have achieved this through maintaining long-standing relationships with major car companies, demonstrating a commitment to new product development and enjoying a close developmental alliance with the Australian automotive parts manufacturing industry.

Within the manufacturing and packaging industry, we are well-positioned, having developed close ties with many of Australia's major manufacturers. Most of the popular laundry and kitchen appliances and domestic hot water heaters manufactured in Australia use our pre-painted steel for their doors and wrappers and incorporate other steel products as key components.

We have also established strong relationships with manufacturers of steel can components and other associated products. These are typically used in the packaging of food, pet food and general, industrial and aerosol products.

BELOW LEFT: STEEL WATER TANKS ENABLE HOME OWNERS TO STORE AND RECYCLE RAINWATER FOR DOMESTIC USE
BELOW RIGHT: THE ROZAK HOUSE, NORTHERN TERRITORY, AUSTRALIA









"With record production levels, profitability and safety performance, our steelmaking businesses – Port Kembla Steelworks, North Star BHP Steel and New Zealand Steel – have had an outstanding year."

Lance Hockridge




HOT ROLLED PRODUCTS

HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE A$ MILLION	2003	2002
Sales Revenue[1]	2,626	2,122
EBITDA[2]	591	207
EBIT[2]	471	97
Capex	83	80
Net Operating Assets (pre tax)	1,840	1,850
Return on Net Assets (pre tax)[3]	25.7%	5.3%

[1] Excludes North Star BHP Steel joint venture revenue.
[2] Includes 50% share of Net Profit from North Star BHP Steel of $69m in 2003 ($2m profit in 2002).
[3] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

Our Hot Rolled Products businesses contributed $471 million in earnings before interest and tax in 2002/03, up 386 per cent from $97 million in the prior year.

We achieved record raw steel production, reflecting better operational performance, higher scrap usage and reduced industrial action at Port Kembla Steelworks.

Our safety record was also excellent, with all areas of business improving their safety performance.

There was increased focus on environmental management and all sites have now achieved ISO 14001 certification. In January, the Port Kembla Five Year Environment Improvement Plan came into effect. This will see the Company engage in a number of important new projects to further reduce emissions, improve water management and add to visual amenity around the steelworks. During the year, we completed the $94 million Sinter Machine Emission Reduction Project, which has significantly reduced dust emissions from the Port Kembla plant, and commenced the implementation of new waste gas cleaning technology.

North Star BHP Steel in the USA achieved new levels of production, operational efficiency and profitability. It was rated the number one flat steel producer in the USA in the prestigious Jacobson survey.

DELIVERING VALUE TO OUR CUSTOMERS

We produce a wide range of steel products for Australian and international customers including slab, hot rolled coil and plate. Recently, we launched the new XLERPLATE® and XLERCOIL® range of branded plate and coil products. These new brand names embrace the strength and reputation of the Company brand, while providing an evolution of benefits for users of plate and coil products.

Our strong domestic market positions are supported by the flexible supply arrangements and technical support we offer our customers, enabling us to differentiate ourselves from importers.

In export markets, we are working hard at consolidating the position we have gained through our long-standing customer relationships and we have been successful in building a reputation as a supplier of high-quality steel products for industrial markets.


PORT KEMBLA STEELWORKS AT DUSK

NEW ZEALAND STEEL



HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE A$ MILLION	2003	2002
Sales Revenue	549	467
EBITDA	81	43
EBIT	44	12
Capex	10	23
Net Operating Assets (pre tax)	423	450
Return on Net Assets (pre tax)[1]	9.9%	2.7%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

New Zealand Steel contributed $44 million in earnings before interest and tax in 2002/03.

Raw steel production was at record levels, reflecting better operational performance and the completion of the previous year's No. 2 Melter reline. During the year, the decision was made to increase our existing metal coating capacity by 24,000 tonnes per annum.

A markedly improved safety performance was delivered, with the business achieving record low lost time injury frequency rates. Environmental certification to the ISO 14001 standard was achieved across New Zealand Steel.

DELIVERING VALUE TO OUR CUSTOMERS

New Zealand Steel's strong domestic market position is supported by an approach whereby solutions are tailored to meet specific demands of customers and markets. This approach is backed by technical support capabilities and well-established brands such as COLORSTEEL® and ZINCALUME® steel.

In export markets, New Zealand Steel is building on the strong base of long-standing customer relationships and has a reputation for predictable product quality and the technical capability to meet a wide range of international standards.



IN NEW ZEALAND, COLORSTEEL®, ZINCALUME® AND GALVSTEEL™ ARE MARKET LEADING BRANDS

OUR BOND SAYS,
WE AND OUR CUSTOMERS
PROUDLY BRING INSPIRATION,
STRENGTH AND COLOUR
TO COMMUNITIES.





HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY

OUR STRONG COMMITMENT

Our Bond, the Company's values document, was one of the first management initiatives introduced when we commenced as a new, independent company. About 200 employees from across the Company were involved in creating *Our Bond*, which expresses the principles that guide the decisions of the business. *Our Bond* affirms our commitments to a safe workplace, care for the environment and our communities.

HSEC POLICIES AND SYSTEMS

While we strive to deliver strong financial returns to our shareholders, we do not lose sight of our wider responsibilities to all our stakeholders. Health, safety, environment and community (HSEC) commitments are integral to the Company's operations and the way we do business.

We aspire towards a goal of Zero Harm to people, we are committed to care for the environment, and we strive to be valued citizens in our host communities.

Our HSEC Policy, Management Standards and management systems ensure a consistency of approach and drive continuous improvement in our performance in these critical areas throughout the Company.

Our Management Standards, which include specific performance requirements and auditable criteria, apply to all our sites and operations and to major activities by contractors under our management.

We conduct a series of audits each year to ensure the HSEC Management Standards are being applied adequately and effectively, and to verify performance. These include both internal and external audits.

STAKEHOLDER DIALOGUE

We are committed to acting with integrity, honesty and fairness when dealing with our stakeholders. Processes are in place to facilitate communication with our stakeholders to determine their HSEC concerns, information needs and aspirations for community development.

Any concerns and complaints related to HSEC matters are recorded as incidents and investigated.

As well as communicating with communities, we seek consultation and dialogue with governments, relevant authorities and other organisations and we contribute to the development of public policy.

OUR BOND

WE AND OUR CUSTOMERS PROUDLY BRING INSPIRATION, STRENGTH AND COLOUR TO COMMUNITIES WITH BHP STEEL

OUR CUSTOMERS ARE OUR PARTNERS.
Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

OUR PEOPLE ARE OUR STRENGTH.
Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

OUR SHAREHOLDERS ARE OUR FOUNDATIONS.
Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together make us stronger.

OUR COMMUNITIES ARE OUR HOMES.
Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.



HEALTH AND SAFETY

WE ASPIRE TO ZERO HARM TO PEOPLE. OUR FUNDAMENTAL BELIEF IS THAT ALL INJURIES CAN BE PREVENTED. THIS RESPONSIBILITY STARTS WITH EACH ONE OF US. OUR HSEC POLICY.

RECORD LOW INJURY PERFORMANCE

Our employees and contractors achieved an outstanding safety performance during 2002/03, recording a Lost Time Injury Frequency Rate (LTIFR) of 1.8 (a 36 per cent reduction from the preceding year) – see Figure 1.

This compares with the current New South Wales "all manufacturing" average LTIFR of 25. Our total number of LTIs for the year was 54.

FIGURE 1 LOST TIME INJURY FREQUENCY RATE



LTIFR
40
30
20
10
0
2000/01 NSW 'ALL MANUFACTURING' AVERAGE
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
FINANCIAL YEAR

The Medical Treatment Injury Frequency Rate decreased to 9.1 (24 per cent fewer than last year) – see Figure 2.

As shown in Figure 3, in 2002/03, 88 per cent of employees were involved in conducting monthly safety audits, against a target of 75 per cent. Many teams have every person involved in conducting monthly audits.

Importantly, there were no fatalities at our operations during the period. Zero fatalities have been recorded in five out of the last six years.

In 1992/93, our business recorded five fatalities and had an LTIFR in excess of 30, compared to this year's figures of zero (see Figure 4) and 1.8. The cornerstone of this improvement has been our self-auditing process, which involves employees in hazard identification and risk management processes.

OUR OH&S MANAGEMENT SYSTEM

Much of the improvement in our safety performance reflects our ongoing emphasis on demonstrating commitment to safety at all levels across the Company. The commitment in *Our Bond* that our people will work in a safe and satisfying environment is backed by a comprehensive Occupational Health and Safety (OH&S) Management System, which is mandatory in all our operations.

The Management System focuses on three basic aspects: safe people, safe systems and safe plant.

Under the System, 23 Safety Management Standards have been established. Each business is required to demonstrate that the management systems in use at its operations comply with the performance requirements of these Standards. This is done through a combination of compliance statements based on self-assessments and a hierarchically structured audit program.

During 2002/03 the self-assessment process showed a much improved performance for the majority of the Management Standards.

FIGURE 2 MEDICAL TREATMENT INJURY FREQUENCY RATE



MTIFR
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
2003
FINANCIAL YEAR

FIGURE 3 EMPLOYEES CONDUCTING SAFETY AUDITS (%)



100
75
50
25
0
TOTAL OF 131,241 AUDITS COMPLETED BY EMPLOYEES
2001/02 AVERAGE
2002/03 AVERAGE

FIGURE 4 FATALITIES BY YEAR
EMPLOYEE ▬ CONTRACTOR



6
4
2
0
1993
1994
1995
1996
1997
1998
1999
1900
2001
2002
2003
FINANCIAL YEAR

We have increasingly adopted risk management practices to identify, assess and mitigate operational safety and health risks at our facilities. These include the implementation of risk registers at each operation, the support of key risk networks, and major hazard facility management.

Sites have also focused on addressing behavioural aspects of safety. These include involving employees in safety behavioural audits, devising corrective actions following incidents and near misses, and monitoring to ensure the actions are implemented.

A standard technique for the investigation of significant incidents and near misses – the Incident Cause Analysis Method (ICAM) – is in place. ICAM supports initiatives to communicate and share the lessons learned about the root causes and contributory factors in significant incidents and near misses. In 2002/03, over 13,000 near miss incidents were reported.

ENVIRONMENT

WE CARE FOR THE ENVIRONMENT. WE ARE COMMITTED TO THE EFFICIENT USE OF RESOURCES, REDUCING AND PREVENTING POLLUTION, AND PRODUCT STEWARDSHIP. OUR HSEC POLICY.



Our major production facilities – at Port Kembla in New South Wales, Western Port in Victoria and in New Zealand – are sited in some of the world steel industry's most visually and environmentally appealing locations. It is not surprising therefore, that we take our environmental responsibilities so seriously.

Consultation with our host communities through surveys, community consultative committees and public forums has confirmed that continuous improvement in our environmental performance is regarded as a key measure of our success. We are committed to continually reducing the impact of our activities on the environment and to the efficient use of resources.

IMPROVED PERFORMANCE

Non-compliance with the conditions of our environmental operating licences reduced by 23 per cent. We acheived zero non-compliances at the majority of our sites.

This year, we have implemented a number of major environmental initiatives and laid the foundations for ongoing significant improvement in our environmental performance.

ISO 14001 CERTIFICATION

Throughout the year we have focused on establishing rigorous environmental management systems, building on the strong legacy of our systems of the past.

By the end of June 2003, we had achieved ISO14001 environmental certification at all our steel operating sites throughout Australia, New Zealand and Asia. Our Transport & Logistics operations are scheduled to achieve this certification by December 2003.

ISO 14001 is an internationally recognised standard that specifies the requirements of an environmental management system.

OTHER MAJOR DEVELOPMENTS

Our largest production facility, the Port Kembla Steelworks, has initiated a new five-year Environment Improvement Plan, in collaboration with the Environment Protection Authority (EPA) of New South Wales and following community consultation. This new plan continues the work of four previous pollution reduction programs over the last 20 years, which have involved expenditure of more than $300 million and delivered significant environmental improvements to the Illawarra region.

In support of the new five-year plan, Port Kembla Steelworks has announced a $1.5 million site improvement program, designed to further improve its visual amenity.

During the year, we commissioned new pollution control equipment at the Port Kembla Steelworks' sinter plant. This $94 million Sinter Machine Emission Reduction Project will significantly improve conditions in and around the Steelworks, largely eliminating dust emissions. In addition, an independent committee investigating naturally occurring radioactive materials (NORMS) in the Illawarra region released a report in February 2003 which concluded there are no significant risks associated with NORMS from the Port Kembla Steelworks sinter plant operations.

Water management has been a focus at Port Kembla, as we strive to reduce overall water consumption and increase the amount of recycled water we use. Gas processing at the Steelworks' coke ovens achieved zero water discharge under dry weather conditions this year. An innovative partnership with Sydney Water, concluded this year, will result in the Port Kembla Steelworks taking 20 megalitres of recycled water per day from Sydney Water. This will reduce the Steelworks' freshwater consumption by 50 per cent.

Our Western Port operation at Hastings in Victoria has also concluded an agreement with the Victorian EPA for a new five-year Environment Improvement Plan. This plan resulted from two years of consultation with the EPA and the local community consultative committee. The plan includes reductions in water use, waste to landfill, and greenhouse and energy intensity, as well as investigating the balance between operational imperatives and local environmental values.

Western Port has also developed a partnership with the EPA on a pilot Process Integration Study, which aims to analyse the flow of materials, water and energy to improve efficient use of resources and reduce the quantities of hazardous material sent to landfill.

In June 2003, New Zealand Steel received replacement water discharge permits for its iron and steelmaking facility at Glenbrook, following wide consultation with the local community, local iwi (Maori tribes) and other stakeholders.

PERFORMANCE DATA

Each year, we contribute data to Australia's National Pollutant Inventory, which can be viewed at www.npi.ea.gov.au

Detailed environmental performance data for the Company will be available in an on-line Environment Report to be published in December 2003.

FUTURE DIRECTIONS

Going forward, we are focused on further reducing the environmental impacts of our operations and creating a net positive benefit to society, through the support we provide the communities in which we operate and the benefits of our steel products.

Our future environmental strategies will particularly focus on:

- consistently reviewing net environmental performance;
- reliable management of environmental risks;
- continued development of environmental management systems;
- continuous reduction of waste, emissions and resource use; and
- demonstrating the environmental benefits of our steel products.

LEFT: BUILDINGS SUCH AS THE LAVARACK ARMY BARRACKS IN TOWNSVILLE HIGHLIGHT THE ENVIRONMENTAL CREDENTIALS OF STEEL

COMMUNITY

WE STRIVE TO BE VALUED CORPORATE CITIZENS IN OUR COMMUNITIES. WE RESPECT THE VALUES AND CULTURAL HERITAGE OF LOCAL PEOPLE.

OUR HSEC POLICY.

We pride ourselves on our role as a good corporate citizen, and actively seek opportunities to share our successes with the communities in which we operate around the world.

Through our businesses, we participate in hundreds of worthy activities that are aimed at making a positive impact on people's lives and building a sense of community.

These activities are generally undertaken by collaborating with community groups and organisations in active partnerships that are based on building trust and mutual respect, and being sustainable over the long term. Such community engagement and support is embraced across all our businesses worldwide.

We aim to communicate openly and regularly with all our stakeholders and demonstrate through our actions the respect we have for the wide range of cultures represented in our workforce.

SUPPORT

Our support is mainly focused at the local level through projects and programs that encourage and nurture youth, assist the disadvantaged, care for the environment, enhance community facilities, and celebrate the arts and cultural diversity. We establish our priorities through active community consultation.

Some programs are direct responses to emergency situations such as floods and earthquakes.



VOLUNTEER TEAMS OF WOMEN WORK TO BUILD AFFORDABLE HOUSING IN WESTERN SYDNEY USING STEEL FRAMING MADE FROM ZINCALUME® STEEL.

Each year we spend more than $1 million on community programs worldwide. Our employees contribute time, energy, ideas and their professional skills to the causes we embrace.

Our community relations activities are guided by the best practice Community Relations Plans we have in place at all our major operations. They underpin our endeavours to deliver on our promises and identify further opportunities for improvement in our community relations.

As *Our Bond* says, 'our communities are our homes', and we strive to be a valued member of the communities in which we live and work.



WHEN FLOODS DEVASTATED THE PETCHABOON DISTRICT OF THAILAND, WE PROVIDED STEEL HOUSES FOR EMERGENCY ACCOMMODATION.

CASE STUDY 1 **INDIA**

WORKING WITH WORLD VISION TO PUT CHILDREN BACK IN SCHOOL

In 2001, a devastating earthquake in the Gujarat region of India brought down around 4,000 classrooms – leaving thousands of children without access to education. This earthquake has been described as India's worst natural disaster of modern times.

In a unique partnership with international relief and development agency World Vision Australia, the Company enabled the completion of a major schools rebuilding program in Gujarat.

> More than 3,000 children in the earthquake-ravaged state of Gujarat, India will go back to school this year with the opening of 85 new classrooms in the Gujarat region of India.

JUNE 2003, BRIAN KELSO HANDS OVER THE KEYS TO SEVEN NEWLY CONSTRUCTED CLASSROOMS TO REPRESENTATIVES OF THE LOCAL COMMUNITY

Steel building materials valued at over $300,000 were donated to enable the reconstruction of 85 classrooms spread around 17 villages in the Kutch district of Gujarat.

"We saw that we were uniquely placed to manufacture steel building solutions at one of our regional operations to help relieve the plight of the local people in Gujarat," said the Company's representative in India, Brian Kelso.

"We are proud to have teamed up with World Vision in this significant reconstruction project for the benefit of the people of Gujarat. By rebuilding these schools, we hope to provide a lasting benefit for future generations."

CASE STUDY 2 **WESTERN PORT**

CONTRIBUTING TO THE CONSTRUCTION OF A LOCAL AQUATIC CENTRE

Over the last year, the Company provided support valued at $210,000 to the Mornington Peninsula Shire Council to progress the Pelican Park Aquatic Centre development on the Hastings foreshore in Victoria, Australia.

According to Shire Mayor, David Renouf, the Pelican Park Aquatic Centre will be the "jewel in the crown" of the Pelican Park precinct, which will also include an all-abilities playground and skate park.

President Western Port, Greg Waters, said the major project is a wonderful partnership between the Shire, state government, local business and community groups. "The Company has provided approximately $150,000 worth of steel building materials for the aquatic centre and also made a cash donation of $60,000 towards the project. We are very pleased to be able to contribute to such an important community facility, which will benefit the Hastings community in a very real way for many years to come," he said.

"Many employees of the Western Port plant live in Hastings and the surrounding area and, along with the wider community, will benefit from our assistance in helping build this centre."

The new Pelican Park Aquatic Centre will include a 25-metre multi-purpose pool with disabled ramp, a leisure pool and adjoining toddler pool, large spa and separate steam room, a gymnasium area, multi-purpose rooms, a crèche and a café with internal and external seating.



HASTINGS PELICAN PARK AQUATIC CENTRE TAKES SHAPE

CASE STUDY 3 **ILLAWARRA REGION**

SPONSORSHIP OF YOUTH ORCHESTRA EXTENDED INTO 19TH YEAR

More than 500 young musicians have trained with the Illawarra-based Youth Orchestra founded with our support in 1986.

Right from the start, the orchestra provided a springboard for aspiring young Illawarra musicians to achieve the dream of a career in music. Since the orchestra's inception, numerous members have gone on to inspiring heights with several musicians securing positions with prestigious institutions such as the Royal Philharmonic in London, Sydney Symphony Orchestra, Australian Chamber Orchestra, Melbourne Symphony Orchestra and Australian Youth Orchestra.

Additionally, some orchestra members have gone on to study at the highly prestigious Australian Academy of Music in Melbourne and the Sydney Conservatorium of Music.

In the beginning, to give the orchestra a head start, the Company contributed towards its expensive and unusual instruments – bassoons, oboes, French horns and timpani drums. That was an enormous help to a fledgling orchestra and some of these instruments are still in use today.



ILLAWARRA'S YOUTH ORCHESTRA UNDERTOOK ITS FIRST INTERNATIONAL TOUR TO NEW ZEALAND THIS YEAR

The Company's sponsorship has provided scholarships for students to learn unusual instruments, and paid for a conductor, management and music. The sponsorship also helped secure the services of conductor Nigel Edwards, who was the original wind tutor of the orchestra in 1986. This enabled the orchestra to have the services of an experienced musician who trained at some of the most prestigious institutions in Europe.

There are currently 60 members of the orchestra, which rehearses at the Wollongong Conservatorium of Music. The orchestra commenced touring in 1997, and the tours have been important for the students' social and musical development. In 2003, the orchestra undertook its first international tour to New Zealand, which was a huge success.

> Right from the start, the orchestra provided a springboard for aspiring young Illawarra musicians to achieve the dream of a career in music.

CASE STUDY 4 **NEW ZEALAND**

NEW ZEALAND STEEL DIVES INTO BEACH CLEAN-UP

New Zealand Steel has a strong association with Kariotahi Beach on the west coast, south of Auckland. The beach is approximately 16 kilometres long, extending from the Waikato River mouth. The iron-rich sand mined at the Waikato River mouth is used in New Zealand Steel's steelmaking process.

Given this strong association, a beach clean-up day was organised in March 2003 as part of the Company's Business Clean-Up Program.

The clean-up day was a response to an inspection of the beach that revealed piles of glass bottles, approximately 20 car wrecks, wire residue from burnt tyres and large quantities of general rubbish.

The event was strongly supported by employees and their families.



VEHICLE WRECKS AND OTHER DISCARDED STEEL ITEMS WERE COLLECTED AND SENT FOR RECYCLING


BOARD OF DIRECTORS

KEVIN McCANN
NON-EXECUTIVE DIRECTOR
BA, LLB (HONS), LLM

JOHN CRABB
NON-EXECUTIVE DIRECTOR

TAN YAM PIN
NON-EXECUTIVE DIRECTOR
BA (HONS), MBA, CA, BBM

DIANE GRADY
NON-EXECUTIVE DIRECTOR
BA (HONS), MA (CHINESE STUDIES), MBA

FOR MORE INFORMATION ABOUT THE BOARD OF DIRECTORS, REFER TO PAGES 37-38



RON McNEILLY
DEPUTY CHAIRMAN
BCOM, MBA, FCPA

KIRBY ADAMS
MANAGING DIRECTOR AND CEO
BSC (INDUST. ENG), MBA

GRAHAM KRAEHE, AO
CHAIRMAN
BEc

PAUL RIZZO
NON-EXECUTIVE DIRECTOR
BCOM, MBA

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity ("BHP Steel Group") consisting of BHP Steel Limited and the entities it controlled at the end of, or during, the year ended 30 June 2003.

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 reflect a complete 12 months' results.

Comparative financial results for the year ended 30 June 2002, presented in this Directors' Report, are on a pro-forma basis as your Directors believe this is the most meaningful comparative to the current year financial performance given that as at 30 June 2002, BHP Steel Limited was a wholly owned subsidiary within the BHP Billiton Group and certain significant operating assets were owned by other entities within the BHP Billiton Group. However, comparative financial results, for the year ended 30 June 2002, presented in the Financial Report have been prepared for the consolidated entity as it existed on 30 June 2002, in accordance with Corporations Act 2001, and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group.

DIRECTORS

The following were Directors for the entire year and up to the date of this report:

G J Kraehe, AO
R J McNeilly
K C Adams
J Crabb
D J Grady
H K McCann
P J Rizzo

The following Directors were appointed during the year:
Y P Tan (appointed 26 May 2003)

PRINCIPAL ACTIVITIES AND SIGNIFICANT CHANGES TO THE STATE OF AFFAIRS

During the year the principal continuing activities of the consolidated entity, based principally in Australia, Asia and New Zealand, were:

(a) manufacture and distribution of flat steel products;
(b) manufacture and distribution of metallic coated and painted steel products; and
(c) manufacture and distribution of steel building products.

As a result of the separation from the BHP Billiton Group, the principal activities of the BHP Steel Group have changed significantly since 30 June 2002. BHP Steel acquired various entities associated with the manufacture and distribution of flat steel and metallic coated steel products in Australia and New Zealand.

The following significant events occurred during the year:

(a) BHP Steel Limited acquired all the issued capital of BHP Steel (AIS) Pty Ltd from BHP Billiton Limited on 3 July 2002. BHP Steel (AIS) Pty Ltd is a fully integrated manufacturer of flat steel products for distribution to Australian customers, including BHP Steel Limited, and export customers throughout the world. In addition, a wholly owned subsidiary of BHP Steel (AIS) Pty Ltd (which is now part of the BHP Steel Group) manufactures flat, metallic coated and painted steel products in New Zealand. These entities include the Port Kembla Steelworks, Packaging Products and New Zealand Steel operations.
(b) On 1 July 2002, the BHP Steel Group drew down $550 million of external long-term debt and $15 million of short-term debt to partially repay related party debt owing to the BHP Billiton Group.
(c) BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. The remaining related party debt owing to the BHP Billiton Group was converted to share capital.
(d) The Board approved an on market buyback of up to 79.3 million (10%) of BHP Steel Limited's ordinary shares. Due to restrictions under the Corporations Act 2001, the Company was limited to purchasing a maximum of approximately 10 million shares before 12 July 2003. A total of approximately 8.3 million were purchased by 30 June 2003.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matters or circumstances have arisen since 30 June 2003 that have significantly affected, or may significantly affect, the BHP Steel Group operations, results or state of affairs in future financial years.

DIVIDENDS

A fully franked interim dividend of 9 cents per share was paid in April 2003 by BHP Steel Limited to its shareholders. In addition, the Directors have declared a final fully franked dividend of 13 cents and a special fully franked dividend of 7 cents, both of which are to be paid on 10 October 2003 (record date 16 September 2003) by BHP Steel Limited to its shareholders.

REVIEW OF OPERATIONS

	Segment revenues 2002[1]	Segment results 2002[1]	Segment revenues 2003	Segment results 2003
	$m	$m	$m	$m
Sales Revenue				
Hot Rolled Products	2,122.0	97.0	2,625.5	471.2
New Zealand Steel	467.0	12.0	548.6	44.4
Coated Products Australia	2,359.0	57.0	2,728.3	118.5
Coated Products Asia	530.0	71.0	568.6	84.0
Corporate and Group	736.0	(61.0)	715.9	(101.8)
Intersegment eliminations	(1,640.0)	(16.0)	(1,914.8)	(5.2)
Other Revenue	19.0		30.0	
Operating Revenue/EBIT	4,593.0	160.0	5,302.1	611.1
Net unallocated expenses				(17.5)
Profit from ordinary activities before income tax				593.6
Income tax expense				(120.9)
Profit from ordinary activities after income tax				472.7
Less: Net profit attributable to outside equity interest				(21.0)
Net profit attributable to members of BHP Steel Limited				451.7
Earnings per Share (cents)				57.1

1 Comparative period revenue and EBIT results are pro-forma results as reported in the Annual Earnings Report dated 7 August 2002, adjusted to be on a comparable basis to the current year. These pro-forma amounts have been rounded to the nearest million.

The Company has had a very good start in its first year as a publicly listed company. The separation from the BHP Billiton Group empowered the organisation, broadened the scope of possibilities and enabled the Company to progress to record levels of achievement. During its first year, the Company has seized market opportunities and driven a wide array of business improvements.

Net profit after tax for the year of $451.7 million was a significant achievement. This strong financial performance was achieved by attaining improved international and domestic prices for its products, higher production and despatch levels across all reporting segments, and further cost and process improvements. This was tempered by planned maintenance downtime, less favourable exchange rates and higher raw material costs.

There was a wide range of initiatives to retain and attract customers, introduce new products, increase capacity, improve processes, reduce costs (including the permanent elimination of $50 million in costs) and continue the focus on business excellence. The Company's employees and contractors achieved their best ever safety performance, with the company-wide lost time injury frequency rate falling a further 30% to 1.8 for the 12 month period.

The Company has continued to work closely with customers to improve its product, service and solutions offer. The Company also announced it will develop a metallic coating and painting facility in Vietnam with an annual production capacity of 125,000 tonnes and 50,000 tonnes respectively, at a cost of $160 million.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

During 2003/04, the Company will continue to work on improving those matters within its control, such as further unit cost reductions, process and quality improvements, low cost capacity enhancements, and growth opportunities downstream.

In Australia and New Zealand, the dwelling and non-dwelling segments continue to be strong, although the Company agrees with market sentiment about an eventual slowdown in new dwelling construction. Demand for the Company's products in other domestic and export markets continues to remain strong.

The Company's financial results will continue to be influenced by global hot rolled coil price direction, exchange rates and raw material costs. Until there is a sustainable recovery in OECD economies, China's continuing demand for steel remains key. In the USA, North Star BHP Steel's 2003/04 result will be strongly influenced by the pace of economic recovery and scrap prices.

A major opportunity and challenge in the 2003/04 year will be to successfully effect a change of the company name, for which we have made a provision of $20 million in 2002/03.

Additional information on likely developments in the operations of the Company and the expected results of operations have not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Company.

INFORMATION ON DIRECTORS

Graham Kraehe, AO Chairman (Independent), Age 60, BEc

Graham Kraehe, a Director since 10 May 2002, is Chairman of the Board. He has an extensive background in manufacturing and was the Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited, National Australia Bank Limited and Djerriwarrh Investments Limited and the Innovation Economy Advisory Board for Victoria. Previously, he held the position of managing director of Pacifica Limited.

Mr Kraehe brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. His experience with a wide range of organisations is relevant for his role as Chairman of the Board.

Ron McNeilly Deputy Chairman (Independent), Age 60, BCom, MBA, FCPA

Ron McNeilly is Deputy Chairman of the Board having been appointed on 10 May 2002. Mr McNeilly has over 30 years of experience in the steel industry. He joined BHP Billiton in 1962 and previously held positions with BHP Billiton, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, a director of GH Michell Holdings Pty Limited and Alumina Ltd and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Apart from his extensive commercial experience with a range of businesses within the BHP Billiton Group, Mr McNeilly gained practical experience of the Company's business when he occupied the position (within the BHP Billiton Group) of Executive General Manager and Chief Executive Officer of the BHP Steel division between May 1991 and September 1997.

Kirby Adams Managing Director and Chief Executive Officer, Age 47, BSc (Ind Eng), MBA

Kirby Adams was appointed Managing Director and Chief Executive Officer of BHP Steel Limited in July 2002. He was appointed to the Board on 10 May 2002, having been Chief Executive Officer of BHP Steel since March 2000. Mr Adams joined BHP Billiton in 1995 and has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently Vice Chairman of the International Iron and Steel Institute and a former President and Chief Executive Officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb Non-Executive Director (Independent), Age 63

John Crabb, appointed to the Board on 10 May 2002, has over 30 years of experience in the metals industry and was Managing Director and Chief Executive Officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of management positions with the group during his career. Mr Crabb is Chairman of Capral Aluminium Limited.

The skills and expertise acquired in leading Simsmetal in addition to other business experience, ensures that Mr Crabb brings to the Board of the Company an understanding of key markets in which the Company operates.

Diane Grady Non-Executive Director (Independent), Age 55, BA (Hons), MA (Chinese Studies), MBA

Diane Grady has been a full time Non-Executive Director of various companies since 1994 and a Director of the Company since 10 May 2002. She is currently a Director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust and was formerly a Director of Lend Lease Corporation Limited. She is also a Trustee of the Sydney Opera House, a Director of the Australian Institute of Management (New South Wales) and a Governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Ms Grady brings wide industry knowledge and experience in strategy and organisational issues to Board deliberations.

Kevin McCann Non-Executive Director (Independent), Age 62, BA LLB (Hons), LLM

Kevin McCann, a Director since 10 May 2002, is Chairman of Allens Arthur Robinson, a national law firm. He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. He is a Director of Macquarie Bank Limited and has served on the Boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

His extensive legal and commercial expertise, as well as his experience on the boards of a number of major listed companies are valuable skills Mr McCann contributes to the Board.

Paul Rizzo Non-Executive Director (Independent), Age 58, BCom, MBA

Paul Rizzo has broad experience in general management, finance and banking as a Chief Executive Officer and Director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He was appointed a Director of the Company on 10 May 2002. He is a member of the Advisory Board of Mallesons Stephen Jaques and of the Innovation Economy Advisory Board for Victoria. Previously, Mr Rizzo held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited. He has also previously served as Chairman of Foxtel Management Pty Limited and as a Director of IBM Global Services Australia Limited.

Mr Rizzo's extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

Tan Yam Pin Non-Executive Director (Independent), Age 62, BEc (Hons), MBA

Mr Tan was appointed a Director on 26 May 2003 and resides in Singapore. A chartered accountant by profession, he recently retired as Managing Director of one of South-East Asia's leading public companies, Fraser and Neave Group. Mr Tan served as Chief Executive Officer of Asia Pacific Breweries Limited, a subsidiary of Fraser and Neave Group and in 1993 was appointed the Managing Director of the Fraser and Neave Group. Mr Tan has been a Member of the Public Service Commission of Singapore since 1990. He is also a member of the Supervisory Board of the East Asiatic Company Limited A/S, Denmark and Keppel Land Limited, Singapore.

Mr Tan brings extensive knowledge of Asian markets, an area of strategic importance to the Company. He also has financial and leadership skills that complement the existing Board.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS OF BHP STEEL LIMITED

Director	Ordinary shares	Share rights
G J Kraehe	104,547	–
K C Adams	902,212*	1,175,500
J Crabb	41,428	–
D J Grady	30,000	–
H K McCann	20,000	–
R J McNeilly	512,056	–
P Rizzo	22,500	–
Y P Tan	–	–

* Mr Adams' current holding of BHP Steel Limited shares has no connection with any BHP Steel Limited executive remuneration program and such shares have been acquired with his own funds.

MEETINGS OF DIRECTORS

The attendance of the current Directors at Board and committee meetings from 1 July 2002 to 30 June 2003 is as follows:

	BOARD MEETINGS		COMMITTEE MEETINGS									
			Audit and Risk		Remuneration		Health, Safety & Environment		Nomination		Public Listing Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
G J Kraehe	12	12	*	*	15	15	3	3	2	2	*	*
K C Adams	12	12	*	*	*	*	3	3	*	*	*	*
J Crabb	12	11	*	*	*	*	3	3	2	2	*	*
D J Grady	12	11	*	*	15	15	3	1	2	2	*	*
H K McCann	12	10	9	9	*	*	3	2	2	2	2	2
R J McNeilly	12	12	9	8	15	14	3	3	2	2	2	1
P Rizzo	12	12	9	9	*	*	3	3	2	2	2	2
Y P Tan	1	1	*	*	*	*	–	–	–	–	–	–

Mr Tan was appointed a Director on 26 May 2003. Since his appointment, Mr Tan has attended all meetings of the Board and Committees of which he is member.
All other Directors have held office for the entire 2002/03 financial year.
The Public Listing Committee was discontinued in July 2002.
A = number of meetings held during the period 1 July 2002 to 30 June 2003, during the time the Director was in office.
B = number of meetings attended by the Director from 1 July 2002 to 30 June 2003 while the Director was a member of the Board or the Committee.
* = not a member of the relevant Committee, however Directors who are not members of the relevant Committee often attend meetings by invitation.

The non-executive Directors met twice during the 2002/03 financial year without the presence of management.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Non-Executive Directors receive a set fee per annum and are fully reimbursed for any out of pocket expenses incurred on behalf of the Company. Non-executive BHP Steel Directors, other than the Chairman and Deputy Chairman, are also paid $10,000 for each Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each Director are paid in addition to the fees. Non-Executive Directors do not receive any other retirement benefits.

For the year ended 30 June 2003 the annual Non-Executive Directors' remuneration is as follows:

Non-Executive Directors

	Base fee $ pa	Committee fees $ pa	Superannuation $ pa	Total $ pa
G J Kraehe	280,000	–	25,200	305,200
R J McNeilly	140,000	–	12,600	152,600
J Crabb	100,000	9,200*	9,830	119,030
D J Grady	100,000	10,000	9,900	119,900
H K McCann	100,000	–	9,000	109,000
P J Rizzo	100,000	10,000	9,900	119,900
Y P Tan	5,678	–	519	6,197

* Mr Crabb was appointed Chairman of the Health, Safety and Environment Committee at its first meeting in September 2002.

SENIOR EXECUTIVES' REMUNERATION

During the year, the Remuneration Committee has overseen a major review of the executive remuneration strategy. This review has involved the engagement of an external consultant to directly assist the Remuneration Committee in addressing the appropriateness of the remuneration structure and the quantum of executive packages. As a result of the review, changes have been made to the 'at risk' component of executive packages strengthening the linkage between organizational performance and variable reward delivered to executives.

BHP Steel's remuneration policy is directed at underpinning a high performance organization. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, BHP Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables us to:

- compete for executive talent by providing competitive remuneration; and
- maintain an appropriate "at risk mix" in total remuneration to ensure we deliver superior performance and grow shareholder value.

The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

The Company complies with the legal requirements applicable to shareholder approval for equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to executive Directors.

Base salary

Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans

The Short-Term Incentive Plan is an annual cash-based scheme. Goals are established for each participant under the following categories:

- **Shareholder Value Delivery** – financial performance measures are used including Earnings Per Share, Net Profit After Tax, Cash Flow, Earnings Before Interest and Tax and Shareholder Value Added.
- **Zero Harm** – safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- **Business Excellence** – performance measures for the financial year ending 30 June 2003 were focused on delivery performance, days of inventory and the cost of poor quality product.
- **Strategy** – implementation of specific initiatives.

Senior executives have a weighting of 60% of their bonus on the Shareholder Value measures.

For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

Under the July 2002 Long-Term Incentive Plan award, BHP Steel executives were excluded from participation in the BHP Billiton Limited Long Term Incentive Plan award made in October 2001. Rather, a commitment was made to these executives by BHP Billiton that a Long Term Incentive Plan award would be made by BHP Steel upon public listing in lieu of the awards that would otherwise have been made. A further commitment was made by BHP Billiton that a Long Term Incentive Plan award, on terms generally similar to the terms of the award made upon public listing, except for the performance period, would be made in September 2002.

The BHP Steel Board established the performance hurdles for the July 2002 Long Term Incentive Plan award. In regard to the September 2002 award, the BHP Steel Board made determinations on the type, quantum, time period and performance hurdles applicable to the award. In doing so, the BHP Steel Board took into account contractual commitments and a range of issues relating to executive long-term incentive plans.

Post-retirement benefits

BHP Steel has established the BHP Steel Superannuation Fund for Australian participants. This provides for defined benefit and defined contribution participants. The defined benefit plan is no longer available to new members.

Under the defined contribution plan, the company currently contributes 9 per cent of salary into the superannuation fund for employees. In addition, the company will contribute additional amounts where the employee makes a personal contribution.

BHP Steel Australian employees have the choice of having employee and company contributions made to the Superannuation Trust of Australia.

BHP Steel operates a defined benefit plan superannuation fund for its New Zealand Steel employees. Contributions are also made to other international superannuation plans for employees outside of Australia and New Zealand.

Details of Senior Executives' (including Executive Director's) Remuneration

The following information represents the annual salary for the year ended 30 June 2003 for the top five senior executives and the Managing Director and Chief Executive Officer.

Name	Annual base salary $ pa	Estimated annual cash bonus [1] $ pa	Superannuation $ pa	Other benefits $ pa	Total 2003 $ pa	Long term incentive plan fair values [2] $
Executive Director						
K C Adams – Managing Director and CEO	1,300,000	1,950,000	191,100	388	3,441,488	1,535,930
Executives						
L E Hockridge – President Industrial Markets	550,000	495,000	80,539	25,969	1,151,508	597,492
K Fagg – President Market and Logistics Solutions	490,000	420,000	68,503	110,000*	1,088,503	532,342
N Cornish – President Australian Building and Manufacturing Markets	420,000	304,000	61,717	3,117	788,834	456,184
B G Kruger – Chief Financial Officer	420,000	378,000	61,344	127,526**	986,870	456,184
M Courtnall – President Asian Building and Manufacturing Markets	335,000	228,000	44,000	22,015	629,015	363,896

1 Refer to page 39 for details on the executive short-term incentive plan. Amounts reflect the estimated annual cash bonus for the 12 months to 30 June 2003 based on actual performance. Actual annual cash bonus amounts will be paid in September 2003.

2 If performance hurdles are met, the awards made under the Long Term Incentive Plan will vest in September 2004 and September 2005. No award entitlements vested in the year ending 30 June 2003. Refer to page 41-42 for details on the fair value of share rights granted.

* As part of a sign-on bonus agreed by BHP Billiton in December 2000, K Fagg received $110,000 in December 2002.

** A payment of $105,000 has been made to B G Kruger in recognition of his contribution in respect of the implementation of the separation of BHP Steel Limited from the BHP Billiton Group.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER – OUTLINE OF EMPLOYMENT CONTRACT

Outlined below are the key terms and conditions of employment contained within the employment contract for Mr Adams, the Managing Director and Chief Executive Officer.

Employment under the employment contract commenced on 1 July 2002. Mr Adams receives an annual base pay of $1,300,000 inclusive of all benefits and allowances. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short Term Incentive Plan and, subject to shareholder approval, Long Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base salary, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long-Term Incentive Plan, and any other payments which he is eligible for under the Short Term Incentive Plan. The Company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short Term Incentive Plan and Long Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The Company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base salary which has accrued but not been paid up to the date of termination plus any vested Long Term Incentive Plan awards.

SHARE RIGHTS GRANTED TO DIRECTORS AND THE MOST HIGHLY REMUNERATED OFFICERS

Prior to 30 June 2002, BHP Steel Limited executives participated in various BHP Billiton Group executive incentive plans. Upon separation, BHP Steel Limited implemented its own performance-based executive plans incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated Executives were awarded share rights in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long-Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible to an award under the BHP Billiton Limited's Long-Term Incentive Plans in October 2001, and the first performance period under the BHP Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans. A Share Right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period

Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th – 100th percentile	100%	50%
70th – < 80th percentile	90%	50%
60th – < 70th percentile	70%	50%
50th – < 60th percentile	50%	50%
< 50th percentile	50% of Share Rights awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None – all unvested Share Rights will lapse immediately.

Exercise Price

The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received Share Rights with a nil exercise price.

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at Grant Date	105	12
Number of Current Participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date[1]	$5,734,000	$3,276,351
Share Rights Lapsed since Grant Date	840,000	194,900

1 *External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has* been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights over ordinary shares in BHP Steel Limited. These Share Rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th – 100th percentile	100%
70th – < 80th percentile	90%
60th – < 70th percentile	70%
51st – < 60th percentile	50%
< 51st percentile	None – all unvested Share Rights will lapse immediately

Exercise Price

The exercise price for all Share Rights in the September award is Nil.

Restriction on Sale of Shares

Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executive who resigns during the two year holding period forfeit any shares acquired under this award.

Details of the September 2002 Award

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at Grant Date	118
Number of current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$4,552,198
Share Rights Lapsed since Grant Date	57,000

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share rights granted to Directors and the top five senior executives during the financial year ended 30 June 2003 were as follows:

Name	Number	Fair Value[1] Granted $	Exercise price per share $
Directors			
K C Adams	1,175,500	1,535,930	Nil
Executives			
L E Hockridge	455,000	597,492	Nil
K Fagg	406,100	532,342	Nil
N Cornish	348,000	456,184	Nil
B G Kruger	348,000	456,184	Nil
M Courtnall	277,600	363,896	Nil

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

ENVIRONMENTAL REGULATIONS

BHP Steel Limited aims to continually reduce the impact of its activities on the environment, to ensure the impact is neither serious nor long lasting and, through this, be supported by the communities in which it operates.

Over the last 12 months BHP Steel Limited has focussed on ensuring that its systems are robust and that environmental liabilities are managed. All steel operating sites received certification of their environmental management systems to the international standard of ISO 14001. Transport and Logistics sites have a goal to have their systems certified during the 2003/2004 financial year.

Environmental concerns have continued to be addressed with commitments to the state Environment Protection Authorities in both New South Wales and Victoria through agreed Environmental Improvement Plans at Port Kembla Steelworks and Western Port Works, respectively.

There have been no additional material environmental issues identified over the last 12 months. Work has been, or is still being undertaken, on the three previously identified material environmental issues at the Port Kembla Steelworks. These issues were:

1. Upgrading the Sinter Plant to improve stack emission quality. The construction of a $94 million pollution control plant to collect particulates and dioxins from the Sinter Plant operations is nearing completion, with final commissioning occurring through July 2003. However, treatment of the by-product stream of sulphur rich gas will not be completed until late 2004.
2. Possible future control of off-site discharges of waste waters and contaminated ground water may require the introduction of new water treatment facilities in the next three to five years. Voluntary site investigations (approved by the NSW EPA) are being undertaken for two separate portions of the Steelworks to determine the risk of harm to adjacent aquatic ecosystems from discharge of potentially contaminated groundwater.
3. Possible future control of hydrogen sulphide emissions from the blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available.

No incidents resulting in long-term environmental harm occurred during the year. However, a power outage in March 2003 at the Port Kembla Steelworks resulted in short-term discharges of fumes and water. The NSW EPA is investigating the incident.

Breaches of licence and operating approvals have resulted in the Company receiving 10 fines in the year totalling $13,612. The Company is also being prosecuted by the NSW EPA in relation to four Tier 2 offences arising from an incident in October 2001 resulting in contamination of Allens Creek, a fish kill and air emissions in breach of licence conditions.

INDEMNIFICATION AND INSURANCE OF OFFICERS

The Company has entered into directors' and officers' insurance policies and paid an insurance premium in respect of the insurance policy, to the extent permitted by the *Corporations Act 2001*. The insurance policy covers former Directors of the Company along with the current Directors of the Company (listed on page 38). Executive officers and employees of the Company and its related bodies corporate are also covered.

In accordance with Rule 21 of the Company's Constitution, the Company, to the maximum extent permitted by law, must indemnify any current or former Director or Secretary of the Company or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such a Director or Secretary to a person, including a liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as a director, officer or employee of another corporation.

The current Directors of the Company (listed on page 37-38) have entered into Director's Access, Insurance and Indemnity Deeds with the Company. The Deed addresses the matters set out in Rule 21 and includes, among other things, provisions requiring the Company to indemnify a Director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a Director while they are in office and seven years after ceasing to be a Director.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

PROCEEDING ON BEHALF OF THE COMPANY

As at the date of this report, there are no leave applications or proceedings brought on behalf of the Company under section 237 of the *Corporations Act 2001*.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the *Australian Securities and Investments Commission*, relating to the 'rounding off' of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

AUDITOR

Ernst & Young was appointed as auditor for the Company at the 2002 Annual General Meeting.

This report is made in accordance with a resolution of the Directors.

G J KRAEHE
Chairman

K C ADAMS
Managing Director and CEO

Melbourne
28 August 2003

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Since its listing on 15 July 2002, the Board has implemented and operated in accordance with a set of corporate governance policies. With the release of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Recommendations") on 31 March 2003, the Board, along with management, has undertaken a review of the Company's corporate governance procedures. As at the date of this report the Company has adopted additional, or in some instances new, procedures to reflect the ASX Recommendations. The Board considers that the Company complies with the requirements in the ASX Recommendations.

For ease of reference, the table below notes those ASX Recommendations that deal with information to be disclosed in the Corporate Governance Statement and indicates where they can be found in this report.

DISCLOSURE REQUIRED BY THE ASX RECOMMENDATIONS	REFERENCE
Functions reserved to the Board and those delegated to management	See Role of the Board on page 45
Skills, experience and expertise relevant to the position of Director	See the current Directors' biographical information on pages 37-38
Names of Directors considered by the Board to constitute independent Directors and the Company's relevant thresholds	See Independent Non-Executive Directors on page 46
Procedure for independent professional advice	See Access to information and independent advice on page 45
Directors' terms of office	See the current Directors' biographical information on pages 37-38
Names of the Nomination Committee members and attendance	See Nomination Committee on page 49 and Meetings of Directors on page 39
Composition of Board, Chairperson and role of Chairman and Chief Executive Officer	See Role and Composition of the Board on page 45
Code of conduct for Directors and executives	See Guide to Business Conduct on page 50
Securities Trading Policy	See Securities Trading Policy on page 50
Audit Committee members and their qualifications	See Audit and Risk Committee on pages 48-49
Audit Committee meetings and attendance	See Meetings of Directors on page 39
Financial statements sign-off and structure of Audit Committee	See Audit and Risk Committee on pages 48-49
Procedures for ASX disclosure requirements	See Shareholders on page 45
Shareholder communications strategy	See BHP Steel's website www.bhpsteel.com
Attendance of external auditor	See external auditor on page 50
Risk oversight committee	See Audit and Risk Committee on pages 48-49
Risk management and internal controls	See internal audit on pages 48-49
Performance evaluation	See performance evaluation on pages 47-48
Company's remuneration policies and disclosure	See Directors' remuneration on page 47
Remuneration Committee members and attendance	See Remuneration Committee on page 49
Retirement benefits for Non-Executive Directors	See Directors' remuneration on page 47
Company code of conduct	See Guide to Business Conduct on page 50

The BHP Steel Group is a global organisation, with businesses operating in many countries, including Australia, New Zealand, the United States, China and throughout South-East Asia. All entities of the BHP Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on governance of the Company and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

- the generation of rewards for shareholders who invest their capital;
- the supply of goods and services of value to the BHP Steel Group's global customers; and
- the provision of meaningful employment for employees in a way which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of the Company's governance framework which were established, and are continually reviewed, by the Board.

Summaries of the policies and charters (and a copy of the Audit and Risk Committee charter) referred to in this Corporate Governance Statement are available from the Company's website www.bhpsteel.com.

SHAREHOLDERS

A fundamental role in the governance of the Company is performed by shareholders who elect the Board. In accordance with the Company's Constitution, one third of the Directors must retire each year by rotation and are subject to re-election.

The Board's task is to govern on behalf of all shareholders. The Board recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner. The Company's arrangements for communicating with its shareholders is summarised on the Company's website www.bhpsteel.com. Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in the Company's shares.

The Company is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange, which are supplemented by Australian corporations legislation. Subject to some limited exceptions, under the continuous disclosure requirements, the Company must immediately notify the market, through the Australian Stock Exchange of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- communicating with all shareholders in annual reports and financial statements, releases of results to the Australian Stock Exchange each half year and at the Company's Annual General Meeting;
- releasing price sensitive announcements and other relevant significant announcements directly to the market via the Australian Stock Exchange. Copies of these announcements are immediately placed on the Company's website www.bhpsteel.com;
- conducting briefings with analysts and institutions from time to time – in doing so, BHP Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the Australian Stock Exchange and the Australian Securities and Investments Commission; and
- providing information on the Company's website, which contains extensive information about the BHP Steel Group and its activities, including statutory reports and investor information.

The Company has established a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, the Company Secretary, the Vice-President, Investor Relations and the Executive Vice-President, Corporate Affairs, to monitor and assess all significant information which may require disclosure. The Company Secretary is responsible for providing announcements to the Australian Stock Exchange. A summary of the Company's Continuous Disclosure Policy is available on the Company's website www.bhpsteel.com.

THE BOARD OF DIRECTORS

Role of the Board

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BHP Steel Group.

The Board has developed and adopted a Delegation of Authority Policy (a summary is available at the Company's website www.bhpsteel.com) which specifically reserves a number of key matters for the consideration and decision by the Board. The Board Charter also reflects the matters reserved to the Board in the Delegation of Authority Policy. These include matters relating to:

- (**values and standards**) setting the Company's values and standards of conduct and ensuring that these are adhered to, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- (**leadership**) providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- (**direction and objectives**) setting the Company's direction, strategies and financial objectives and ensuring that the necessary financial and human resources are in place for the Company to meet its objectives;
- (**performance assessment**) ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- (**compliance**) monitoring compliance with regulatory and ethical standards; and
- (**appointing Managing Director**) appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The Board has delegated responsibility for the day-to-day operation and administration of the BHP Steel Group to executive management, led by the Managing Director and Chief Executive Officer, Mr Kirby Adams. The levels of authority for management are also documented in detail, as part of the Guidelines to the Delegation of Authority Policy. The Managing Director and Chief Executive Officer is assisted in managing the business by the Executive Leadership Team (the Executive Leadership Team is discussed further on page 50).

The roles of the Chairman and the Managing Director and Chief Executive Officer are separate.

Access to information and independent advice

Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BHP Steel Group.

The Board (as well as Board committees and individual Directors) may also take independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of the Company's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board

The Board comprises eight Directors, including seven independent Non-Executive Directors and one Executive Director (the Managing Director and Chief Executive Officer). As described below, the Board considers that all Non-Executive Directors are independent.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise which, in aggregate, combine to form a Board which is equipped to discharge its responsibilities. The Directors' biographies along with their term of office and information about their skills, experience and expertise relevant to their position, are on pages 37-38.

The Company's Constitution and the Listing Rules of the Australian Stock Exchange require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of the Company. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire – and are eligible to be re-elected by the shareholders – at each Annual General Meeting. The Managing Director and Chief Executive Officer serves as a Director until he ceases to be the Chief Executive Officer.

Where the Board appoints a person as a Director (rather than the shareholders), that person must resign at the next Annual General Meeting following their appointment and seek approval of shareholders to continue as a Director. Accordingly, at the 2003 Annual General Meeting, Mr Tan will seek shareholder approval to continue as a Director.

Independent non-executive Directors

The Board, excluding the Director in question, assesses the independence of each non-executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to adopt standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective non-executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to the Company in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of the Company's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a non-executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence;

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- making decisions on matters that regularly come before the Board or its committees;
- objectively assessing information and advice given, or obtained, by management;
- setting policy for general application across the Company; and
- generally, carrying out the performance of his or her role as a Director, or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX Recommendations.

In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX Recommendations) exists between the Company and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- **(expenses/revenues)** the proportion of a class of expenses or revenues that the relationship represents to both the Company and the third party;
- **(strategic importance)** the strategic importance to the Company's business of the goods or services purchased or supplied by the Company;
- **(uniqueness of services)** the extent to which the services supplied are integral to the operation of the Company's business, including the extent to which the services provided are unique and not readily replaceable;
- **(goods/services)** the nature of the goods or services;
- **(transaction)** the nature of the transaction; and
- **(value)** the value of the transaction to BHP Steel and the other party to the transaction.

Materiality is considered from the perspective of both the Company and its Directors.

The Board considers that each non-executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular non-executive Director. Relevantly, the Board's reasons include:

- Mr Kraehe is a non-executive Director of Brambles Limited, a supplier of transport services and equipment to the Company, and National Australia Bank, a supplier of banking services and funding facilities. The National Australia Bank is not the principal or transactional banker of the BHP Steel Group. Having considered the goods and services supplied by each of Brambles Limited and National Australia Bank and the materiality criteria set out above, the Board considers that these relationships are not material for the purpose of independence.
- Mr McNeilly was an executive of the BHP Billiton Group until December 2001 and served as Executive General Manager and Chief Executive Officer of BHP Steel (while it was a division of the BHP Billiton Group) between May 1991 and September 1997. Mr McNeilly has not within the last five years been involved in BHP Steel management.
- Mr McCann is a partner of Allens Arthur Robinson, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Allens Arthur Robinson is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to the Company or in selecting the Company's legal advisers.
- Mr Rizzo is a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to the Company or in selecting the Company's legal advisers.
- Neither Mr Crabb, Ms Grady nor Mr Tan had any relationships that raised independence issues.

Board succession planning and training

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BHP Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the non-executive Directors. (The Nomination Committee is described further on page 49.)

Newly appointed Directors receive appropriate induction and training. This includes management briefings to familiarise themselves with the significant operations of the BHP Steel Group. Arrangements are made for new Directors to visit the Company's major operational sites at Port Kembla and Western Port. New Directors also receive briefing materials, which include minutes of recent Board meetings and copies of fundamental Board and Company policies.

Board meetings

During the 2002/2003 financial year, the Board has met 12 times to review matters such as the financial performance of the BHP Steel Group, current trading and key business initiatives, and the BHP Steel Group's strategy, budget and business plans. The Board has also met to specifically consider BHP Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Managing Director and Chief Executive Officer, the Chairman and the Executive Leadership Team (see page 50). Directors are free to nominate matters for inclusion on the agenda for any Board or Board Committee meeting.

Presentations to the Board are frequently made by members of senior management, and telecommunication technologies may be utilised to facilitate participation.

Board meetings have been held in various locations, including in Melbourne (where the Company's head office is located), Sydney, Port Kembla (home to the Company's integrated steelworks operations in Australia) and Western Port (home to the Company's major steel rolling and coating operations in Australia). The Board has a program to meet at various sites in Australia, Asia and New Zealand throughout the year ahead.

Meetings without management

During the 2002/2003 financial year, the non-executive Directors met on two occasions without the presence of management.

Board charter

The Board has adopted a charter which sets out matters, the powers and responsibilities of the Board, as follows:

- **(reserved powers)** those matters specifically reserved for determination by the Board (see the Delegation of Authority Policy);
- **(independent advice)** the Board's and individual Directors' right to obtain independent professional advice, at the expense of the Company;
- **(non-executive Director meetings)** an undertaking for non-executive Directors to meet at two scheduled times a year without management;
- **(independence)** the Board's process for assessing non-executive Director independence; and
- **(performance review)** an undertaking for the Board to annually review its performance.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to the Company and their own interest. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed t o the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with the Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to the Company. A register of Directors' interests is maintained by the Company Secretary.

Directors' remuneration

Under the Company's Constitution the maximum remuneration payable by the Company for the services of non-executive Directors in total must not exceed $1,750,000 per annum without shareholder approval. The total remuneration paid to the non-executive Directors in the financial year ended 30 June 2003 was well under the maximum amount provided in the Constitution.

Non-executive Directors receive remuneration based on membership of the Board, and for chairing Board committees. Non-executive Directors do not receive any performance-based incentives and are not entitled to any retirement benefits. Details of remuneration paid to the non-executive Directors are set out on page 39.

Non-executive Directors are encouraged to accumulate over time a shareholding equivalent in value to their annual fee.

For equity-based remuneration available to Directors or executives, it is the Company's policy to seek shareholder approval as required by the Corporations Act 2001 or the ASX Listing Rules. At the 2003 Annual General Meeting, shareholder approval will be sought to permit Mr Adams to participate in the Company's Long Term Incentive Plan. Awards under equity-based remuneration plans are only made in accordance with the performance thresholds set out in the terms of those plans (the relevant thresholds are described further on pages 41-42).

PERFORMANCE EVALUATION

Board

Under its charter the Board will review its effectiveness annually.

As part of this process the Board also intends to review the individual performance of the Chairman and the other non-executive Directors.

Given that none of the current Directors have been in office longer than 16 months, the Board considers that it is appropriate to undertake the first Board review towards the end of the 2003/2004 financial year, after approximately two years of working together.

Board committees

The Charter of each BHP Steel Board Committee requires the Committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the effectiveness of the Committee.

Directors

BHP Steel was listed as an independent company on the Australian Stock Exchange in July 2002. Each of its current Directors was appointed on 10 May 2002, with the exception of Mr Tan who was appointed on 26 May 2003.

The BHP Steel Board recognises the importance of regular performance evaluation of Directors. A review process has been adopted for Directors retiring by rotation and offering themselves for re-election. However, given the relatively short history of BHP Steel as a separately listed company and the brief periods of appointment of the incumbent Directors, a formal performance evaluation process for all non-executive Directors has not yet been implemented. The Board is currently examining performance evaluation and aims to have a process in place in the 2003/2004 financial year.

Executives

All BHP Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business objectives; and
- contribution towards specific business plan objectives.

In assessing a key executive's performance the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration Committee, which has overall responsibility, for ensuring that performance management processes are in place for all key executives. Executive remuneration is considered by the Remuneration Committee.

The Remuneration Committee also considers the overall amount of any short-term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short-term incentive bonus award to particular senior executives. This takes into account the overall performance of the Company against a range of measures, and the contribution made by a particular executive.

The performance evaluation of the Managing Director and Chief Executive Officer is conducted by the Chairman and the Board. The evaluation of the Managing Director and Chief Executive Officer involves an assessment of a range of factors including the overall performance of the Company and the achievement of specific pre-determined goals.

COMMITTEES OF THE BOARD

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration Committee;
- the Health, Safety and Environment Committee; and
- the Nomination Committee..

Other committees of the Board may be formed from time to time to deal with specific matters.

Each of the Board's committees operates under terms of reference (charters), detailing their role and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of the Company, the requirement for reporting to the Board and annual reviews of the operations of the committee.

The number of Board Committee meetings held during the year ended 30 June 2003 and the attendance at those meetings by members is set out on page 39.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

Public Listing Committee

The Public Listing Committee was formed by the directors designate of BHP Steel Limited in March 2002 to assist the Directors to prepare to become Directors of the Company, once they were formally appointed by BHP Billiton Limited.

After their appointment as Directors on 10 May 2002, the Committee continued to meet to assist the Board in discharging its responsibilities to the Company in connection with the public listing of the Company. The Committee met twice in the 2002/2003 financial year and was discontinued in July 2002 after the public listing of the Company.

The members of the Committee were Mr Kevin McCann (Committee Chairman), Mr Ron McNeilly and Mr Paul Rizzo. All Board members were invited to attend meetings of the Public Listing Committee and, on most occasions, a majority of Directors did attend.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management and internal and external audit.

The primary objectives of the Audit and Risk Committee, as set out in its Charter, are to:

External reporting

- **(review of financial statements)** review all published financial statements which are required to be signed by Directors, prior to approval by the Board;
- **(review of reports)** review the annual report and the directors' report to the extent that such a report discusses the financial position or operating results of the Company;
- **(accounting policies)** review and assess the appropriateness of the Company's accounting policies and principles;
- **(compliance processes)** review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- **(regulatory changes)** review proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on the Company.

Internal control and risk management

- **(risk management systems)** consider whether the Company has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- **(internal controls)** review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over the Company's business processes, including the determination of financial statements;
- **(theft and fraud reports)** receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- **(litigation and contingencies)** review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of the Company;
- **(superannuation plans)** receive reporting concerning the accounting treatment of the Company's superannuation plans and determine questions of accounting treatment raised;
- **(related party transactions)** review and monitor related party transactions and assess their propriety.

External audit

- **(appointment/replacement)** make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor;
- **(terms of engagement)** review and agree with the external auditor the terms of engagement;
- **(effectiveness and independence)** monitor the effectiveness and independence of the external auditor;
- **(scope of audit)** review the scope of the external audit with the external auditor including identified risk areas and approve external audit plans;
- **(non-audit services)** review and assess provision of non-audit services by the external auditor;
- **(policies for non-audit services)** develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor;
- **(coordination with internal audit)** ensure the external auditor is coordinated with internal audit programs;
- **(external audit findings)** review and monitor management's responsiveness to the external audit findings;
- **(external auditor meetings)** on a regular basis meet with the external auditor without the presence of management.

Internal audit

- **(appointment)** approve the internal auditor;
- **(scope of audit and plan)** review and assess the scope of the audit and the internal audit plan, work program and resources and approve internal audit plans;
- **(internal audit findings)** review and monitor management's responsiveness to the internal audit findings;
- **(internal auditor meetings)** on a regular basis meet with the internal auditor without the presence of management.

A complete copy of the Audit and Risk Committee charter is available on the Company's website www.bhpsteel.com.

The Audit and Risk Committee meets before the finalisation of all major financial announcements of the Company and, in any event, is required to meet four scheduled times a year.

As required by its charter, the Audit and Risk Committee is composed entirely of independent non-executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which the Company operates and Mr McCann has both financial and legal experience which is valuable to the functioning of the Audit and Risk Committee.

All Board members are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended (except for certain consultations referred to above) to the Managing Director and Chief Executive Officer, Chief Financial Officer and the external and internal auditors.

Health, Safety and Environment Committee

The primary objectives of the Health, Safety and Environment Committee, as set out in its charter, are to:

- **(HSEC Policy)** adopt a Health, Safety, Environment and Community (HSEC) Policy and, as it considers necessary, recommend changes to that policy;
- **(compliance)** monitor the Company's compliance with the approved HSEC Policy;
- **(HSEC standards)** assess the HSEC standards of the Company;
- **(HSEC risks)** assess the operations of the Company and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- **(legislation)** assess compliance by the Company with applicable legislation;
- **(acceptable practices)** research and recommend the adoption of acceptable HSEC practices in the industries in which the Company operates;
- **(incident reporting)** receive reports concerning HSEC incidents within the Company; and
- **(implications)** consider HSEC issues that may have strategic, business and reputational implications for the Company.

The Chairman of the Committee is Mr John Crabb, who is an independent non-executive Director and because of the importance of health, safety and the environment to BHP Steel's operations, all Directors are members of the Committee. The composition of the Committee will be reviewed from time to time.

The Health, Safety and Environment Committee charter requires that the Committee meets at least four scheduled times per year.

Remuneration Committee

The Board is responsible for ensuring that BHP Steel:

- **(human resources strategy)** has a human resources strategy aligned to the overall business strategy, which supports the BHP Steel Business Charter *Our Bond*;
- **(practices and policies)** has remuneration policies and practices that are observed and that enable it to attract and retain executives and directors who will create value for shareholders;
- **(remuneration and performance)** fairly and responsibly rewards executives having regard to the performance of the Company, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- **(succession)** plans and implements the development and succession of executive management and directors.

The Remuneration Committee has authority to advise the Board on specific remuneration matters, as well as determining certain matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive directors and senior management remuneration, performance management, succession planning, termination, succession and non-executive director remuneration.

The Board has ultimate authority over the following matters:

- **(contract variation)** changes to the remuneration or contract terms of executive directors;
- **(incentive plans)** the design of new equity plans or executive cash-based incentive plans;
- **(incentive awards)** total level of award proposed from equity plans or executive cash-based incentive plans;
- **(Managing Director selection)** selection of the Managing Director and Chief Executive Officer;
- **(Managing Director compensation)** compensation and all performance related matters for the Managing Director and Chief Executive Officer; and
- **(executive termination payments)** termination payments to executive directors.

The Remuneration Committee is composed entirely of independent non-executive Directors.

The members of the Remuneration Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe and Mr Ron McNeilly. All members of the Remuneration Committee are independent non-executive Directors. The Committee meets at least four scheduled times a year.

The Committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President Human Resources. It may also seek advice from external experts, as appropriate, including in the absence of management of the Company.

Information on the Company's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed on pages 39-42 of the Directors' Report.

Nomination Committee

The Nomination Committee of the Board is responsible for reviewing the membership of the BHP Steel Board and for consideration of candidates for membership of the Board. The Committee is chaired by Mr Graham Kraehe. All non-executive Directors are members of the Committee. The Board believes that the responsibilities of the Committee will be performed most effectively if all non-executive Directors are involved. Detailed work of the Committee may be delegated to a sub-committee.

The purpose of the Committee is to assist the Board in the effective discharge of its responsibilities for ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors having regard to the law and the highest standards of governance. This purpose will be achieved by:

- **(required skills)** assessing the skills required on the Board;
- **(Board skills)** assessing the extent to which the required skills are represented on the Board from time to time;
- **(review processes)** establishing processes for the review of the performance of the Board as a whole and individual non-executive Directors; and
- **(Board candidates)** establishing processes for the identification of suitable candidates for appointment to the Board.

The Board believes that this role is most effectively performed when all non-executive Directors are involved.

Executive Leadership Team

The Company's Executive Leadership Team (ELT) is responsible to the Managing Director and CEO for the day-to-day leadership and management of the Company as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- **(BHP Steel corporate strategy)** developing and implementing the strategic direction of the BHP Steel Group;
- **(business area strategies)** reviewing and developing strategies for business areas;
- **(safety)** reviewing and developing safety strategy, high level processes and procedures;
- **(capital expenditure)** reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $15 million;
- **(human resources)** reviewing and discussing human resource talent and succession and developing human resource strategies and practices;
- **(policies and standards)** discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- **(performance)** reviewing company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President Industrial Markets), Noel Cornish (President Australian Building and Manufacturing Markets), Mike Courtnall (President Asian Building and Manufacturing Markets), Kathryn Fagg (President Market and Logistics Solutions), Brian Kruger (Chief Financial Officer) and Ian Cummin (Executive Vice President Human Resources). The ELT meets monthly, generally at BHP Steel sites.

ACCOUNTABILITY AND AUDIT

Internal control and risk management

The Board has overall responsibility for the BHP Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee (see the Audit and Risk Committee).

The Board regularly receives information about the financial position and performance of the Company. For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of the BHP Steel Group's financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

External audit

Ernst & Young are the Company's external auditors.

The audit partners and review partners of our external auditors will rotate every five years. The current audit partners and review partner were first appointed for the 2001/02 audit of the Company.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. Any proposal for the performance of permitted non-audit related work by the auditor will require prior consultation with, and approval of, the Chief Financial Officer for certain matters under $300,000 in value. Permitted services with a value above this amount must be approved by the Audit and Risk Committee.

Share ownership and dealing

Details of shares in the Company held by Directors are set out on page 38.

The Board has put in place a Securities Trading Policy covering dealings in the Company's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BHP Steel Limited shares. Directors and senior management are prohibited from dealing in BHP Steel Limited shares outside designated trading windows.

Any dealings in the Company's shares by a Director are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealings by a Director within five business days.

Corporate social responsibility

The Company is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BHP Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment Committee. However, the Company views these matters as key issues, for which the Company can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on the Company's website www.bhpsteel.com.

BHP Steel Guide to Business Conduct

BHP Steel Limited has a Guide to Business Conduct which provides an ethical and legal framework for all employees in the conduct of the Company's business. The Guide defines how the BHP Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between the Company and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of the Company's employees; a focus on long-term benefits rather than short-term advantage for individuals; cooperation, driven by the Company's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework for all the Company's employees, irrespective of their specific job, direct employer or location around the world.

The Guide to Business Conduct applies to all employees of the Company. It also applies to the activities of Non-Executive Directors, to extent that the provisions of the Guide are relevant to a Director's conduct in relation to the Company.

Political contributions

The Company does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.

CONCISE FINANCIAL REPORT

EXPLANATORY STATEMENT TO THE CONCISE FINANCIAL REPORT

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 in this report reflect a complete twelve months' results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities are not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

The comparative financial results, for the year ended 30 June 2002, presented in this report have been prepared for the consolidated entity as it existed on 30 June 2002 and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the comparative financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Annual Concise Report presented reflects the majority of the Australian and Asian Coating operations.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	2003	2002
		$m	$m
Revenue from ordinary activities		5,302.1	2,488.7
Changes in inventories of finished goods and work in progress		36.1	(7.0)
Raw materials and consumables used		(2,029.3)	(1,519.2)
Employee benefits expense		(1,031.9)	(373.5)
Depreciation and amortisation expenses		(270.1)	(77.2)
Diminution in value of non-current assets		(12.6)	(0.4)
External services		(734.7)	(110.5)
Freight on external despatches		(410.0)	(188.8)
Carrying amount of non-current assets sold		(4.5)	(2.2)
Other expenses from ordinary activities		(298.7)	(181.1)
Borrowing costs expense		(22.0)	(46.1)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		69.2	–
Profit/(loss) from ordinary activities before income tax expense		593.6	(17.3)
Income tax credit/(expense)		(120.9)	21.1
Profit/(loss) from ordinary activities after income tax expense		472.7	3.8
Net profit/(loss) attributable to outside equity interest		(21.0)	(14.1)
Net profit/(loss) attributable to members of BHP Steel Limited	6	451.7	(10.3)
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"		(2.8)	–
Net increase/(decrease) in foreign currency translation reserve		(77.9)	(30.4)
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity		(80.7)	(30.4)
Total changes in equity other than those resulting from transactions with owners as owners		371.0	(40.7)
		Cents	Cents
Basic earnings per share	5	57.1	(16.3)

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

A breakdown of revenue and profit from ordinary activities before income tax by reporting segment is set out in note 2.

Key points to note on the profit from ordinary activities before income tax expense are:

- The acquisition of BHP Steel (AIS) Pty Ltd from the BHP Billiton Group added EBIT of $369 million. This acquisition includes the Port Kembla Steelworks and New Zealand Steel operations both of which recorded a significant improvement in their financial performance primarily due to improved operating performance and higher prices.
- The North Star BHP Steel joint venture was acquired on 30 June 2002. North Star BHP Steel contributed an equity accounted profit of $69 million. This represents a significant improvement in the financial performance of this operation primarily due to increased domestic prices in the USA.
- An improvement in the overall operating performance of the Group due primarily to higher international and domestic steel prices, improved operating performance, higher despatch levels, partly offset by the net impact of a stronger AUD/USD on USD denominated revenues and costs.
- The reduction in borrowing costs from the corresponding year is due to a different capital structure arising from the separation from the BHP Billiton Group and a reduction in external debt during the period.
- Other significant items included a provision for costs associated with the required name change ($20 million) and costs associated with improving the financial position of the Australian and New Zealand defined benefit superannuation funds ($32 million).

INCOME TAX

The effective tax rate for the 12 months ended 30 June 2003 was 20.4%. This differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand and the USA, together with the utilisation of unbooked tax losses and tax exemptions in certain Asian operations.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Notes	2003	2002
		$m	$m
Current assets			
Cash assets		91.0	98.7
Receivables		639.6	2,114.3
Inventories		639.4	257.8
Other financial instruments		4.1	2.2
Other		17.6	9.4
Total current assets		1,391.7	2,482.4
Non-current assets			
Receivables		10.8	10.8
Inventories		58.2	23.4
Investments accounted for using the equity method		151.6	146.3
Other financial assets		4.5	0.2
Property, plant and equipment		3,085.6	1,065.1
Deferred tax assets		37.3	19.2
Intangible assets		4.5	0.7
Other		8.9	9.5
Total non-current assets		3,361.4	1,275.2
Total assets		4,753.1	3,757.6
Current liabilities			
Payables		493.0	351.2
Interest bearing liabilities		101.5	2,279.6
Current tax liabilities		108.0	2.8
Provisions		258.7	100.8
Other		8.1	3.9
Total current liabilities		969.3	2,738.3
Non-current liabilities			
Interest bearing liabilities		66.4	94.5
Deferred tax liabilities		395.1	103.5
Provisions		231.2	49.6
Total non-current liabilities		692.7	247.6
Total liabilities		1,662.0	2,985.9
Net assets		3,091.1	771.7
Equity			
Parent entity interest			
Contributed equity		2,182.1	164.0
Reserves		(91.2)	182.9
Retained profits	6	961.4	387.7
Total parent entity interest		3,052.3	734.6
Outside equity interest in controlled entities		38.8	37.1
Total equity		3,091.1	771.7

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In preparation for the separation from the BHP Billiton Group, BHP Steel Limited acquired all the issued capital of BHP Steel (AIS) Pty Ltd from BHP Billiton Limited on 3 July 2002. BHP Steel (AIS) Pty Ltd is a fully integrated manufacturer of flat steel products for distribution to Australian and export customers throughout the world. In addition, a wholly owned subsidiary of BHP Steel (AIS) Pty Ltd manufactures flat and metallic coated steel products in New Zealand. These entities include the Port Kembla Steelworks, Packaging Products and New Zealand Steel operations. Details of the acquisition are as follows:-

	$M
Cash	56.1
External receivables	277.3
Inventories	397.0
Plant & equipment	2,157.5
Other financial assets	4.3
Other assets	29.1
External payables	(284.9)
Deferred tax liability	(309.2)
Other provisions	(231.5)
Net related party loans	(1,323.5)
Cash consideration	772.2

On 1 July 2002, the BHP Steel Group drew down $550 million of external long term debt and $15 million of short term debt to partially repay related party debt owing to the BHP Billiton Group. The BHP Billiton Group converted the balance of related party loans to equity in BHP Steel Limited.

Other key notes on balance sheet movements, other than as noted, are as follows:

Assets and Liabilities

- An increase in receivables due to higher sales volumes and prices.
- An increase in provisions due to the recognition of costs associated with the required company name change, redundancies and other employee related costs.
- An increase in provision for income tax in line with increased profits from Australian operations.
- The repayment of $540 million of external borrowings as a result of the strong operating results.

Equity

- On the release of the December 2002 half year results the company announced that it would commence a 10% on-market buyback of share capital, commencing 14 March 2003. The total cost of the buyback to 30 June 2003 was $27.3 million, with 8,314,051 shares bought back.

Relationship between debt and equity

The current gearing ratio, calculated as net debt over net debt plus equity, is 2.4%. The gearing ratio upon the separation of BHP Steel Limited from the BHP Billiton group was 17.7%. The improvement in this ratio has been driven by strong operating results which has enabled the subsequent reduction in debt.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	2003 $m	2002 $m
Cash flows from operating activities			
Receipts from customers		5,443.3	2,671.8
Payments to suppliers and employees		(4,695.3)	(2,511.6)
		748.0	160.2
Dividends received		1.9	–
Interest received		2.3	8.3
Other revenue		15.0	25.0
Borrowing costs		(26.6)	(37.1)
Income taxes paid		(29.2)	(21.6)
Net cash inflow/(outflow) from operating activities		711.4	134.8
Cash flows from investing activities			
Payment for purchase of controlled entities, net of cash acquired*		(716.1)	(67.0)
Payments for property, plant and equipment		(183.3)	(78.3)
Payments for investments		(26.1)	(2.0)
Proceeds from sale of property, plant and equipment		8.6	2.3
Proceeds from sale or redemption of investments		35.6	–
Net cash inflow/(outflow) from investing activities		(881.3)	(145.0)
Cash flows from financing activities			
Proceeds from issues of shares*		2,045.4	49.5
Share buyback		(25.9)	–
Proceeds from other borrowings		1,117.1	88.3
Proceeds from demerger borrowings*		565.0	–
Financing of related entities		–	35.5
Financing provided by BHP Billiton*		(1,797.2)	–
Repayment of other borrowings		(1,132.0)	(127.0)
Repayment of demerger borrowings		(525.0)	–
Dividends paid	4	(71.4)	–
Dividends paid to outside equity interests in controlled entities		(5.2)	(0.8)
Net cash inflow/(outflow) from financing activities		170.8	45.5
Net increase/(decrease) in cash held		0.9	35.3
Cash at the beginning of the financial year		98.7	63.0
Effects of exchange rate changes on cash		(8.6)	0.4
Cash at the end of the financial year		91.0	98.7

* The current year consolidated cash flows from investing and financing activities include cash flows related to the separation of BHP Steel Limited from the BHP Billiton group, including the acquisition of the BHP Steel (AIS) Pty Ltd on 3 July 2002.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows from operating activities

The increase in operating cash flows from the prior period is due primarily to the operating cash flows acquired from the BHP Steel (AIS) Pty Ltd operations together with strong operating results as detailed in the discussion and analysis on statement of financial performance.

Cash flows from investing activities

Major movements in investing cash flows are as follows:

- The acquisition of BHP Steel (AIS) Pty Ltd from BHP Billiton Ltd for $772 million.
- Capital expenditure from the acquired BHP Steel (AIS) Pty Ltd operations.
- Payments for investments including an $11.8 million investment in Manukau International Limited in support of the New Zealand Pension Fund and $10 million for the buy-out of the remaining minority interests in Coated Steel Indonesia.
- A loan repayment of US$20 million from the North Star BHP Steel joint venture.

Cash flows from financing activities

Major movements in financing cash flows are as follows:

- Cash flows associated with the separation from the BHP Billiton group including:
  - $2,045 million proceeds from the issue of shares; and
  - $565 million proceeds from the raising of external debt.

  Partly offset by $1,797 million repayment of loans to the BHP Billiton group.
- The repayment of $540 million of external borrowings in the 12 months as a result of strong operating cash flows.
- The first interim dividend paid by BHP Steel Limited totalling $71.4 million.
- $25.9 million paid for shares bought back under a scheme to buy back 10% of the issued capital which commenced on 14 March 2003.

NOTE 1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

As at 30 June 2002, BHP Steel Limited was a wholly owned subsidiary of the BHP Billiton Group. BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002.

The concise financial report has been prepared in accordance with the requirements of the *Corporations Act 2001* and Accounting Standard AASB 1039 "Concise Financial Reports".

The concise financial report relates to the consolidated entity incorporating the assets and liabilities of all entities controlled by BHP Steel Limited as at 30 June 2003 and the results of all controlled entities for the year then ended. The accounting policies adopted are consistent with those of the previous year.

Changes in Accounting Policies

AASB 1028 "Employee Benefits" (applicable from 1 July 2002)

Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next 12 months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the consolidated financial statements as a result of the change are:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

AASB 1012 "Foreign Currency Translation" (applicable from 1 July 2002)

The impact on the consolidated financial statements from this revised Standard has been to record a receivable and a payable for $3.2 million in relation to unmatured forward exchange contracts used to hedge future export receipts.

Rounding of Amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

NOTE 2. SEGMENT INFORMATION

Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

In view of the fact that certain operations forming part of the BHP Steel Group were legally acquired part way through the previous financial year or had not been acquired by BHP Steel Limited until after 30 June 2002, the previous year's segment information is not representative of the previous year's proforma results reported in the Annual Earnings Report dated 28 August 2003.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd from the BHP Billiton Group. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the 12 month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products

Hot Rolled Products includes a 50% interest in North Star BHP Steel joint venture, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

Coated Products Australia

Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated Products Asia

Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

The Indonesian metallic coating facility and two roll forming plants in China were acquired on 22 April 2002 and 15 February 2002 respectively.

New Zealand Steel

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the New Zealand Steel operation at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group

Corporate and Group relates primarily to transport and logistics, export trading and corporate activities.

Intersegment pricing and segment accounting policies

Intersegment sales are made on a commercial basis. Segment accounting policies are the same as the consolidated entity's polices outlined in the full financial report.

NOTE 2. SEGMENT INFORMATION CONTINUED
Primary reporting – business segments

	Hot Rolled Products[1]	Coated Products Australia	Coated Products Asia	New Zealand Steel	Corporate and Group	Intersegment eliminations	Consolidated
	$m	$m	$m	$m	$m	$m	$m
2003							
Sales to external customers	1,198.7	2,622.9	553.5	468.7	428.3	–	5,272.1
Intersegment sales	1,426.8	105.4	15.1	79.9	287.6	(1,914.8)	–
Total sales revenue	2,625.5	2,728.3	568.6	548.6	715.9	(1,914.8)	5,272.1
Other revenue	6.3	6.9	6.7	2.0	6.2	1.9	30.0
Total segment revenue	2,631.8	2,735.2	575.3	550.6	722.1	(1,912.9)	5,302.1
Segment result	471.2	118.5	84.0	44.4	(101.8)	(5.2)	611.1
Unallocated revenue less unallocated expenses							(17.5)
Profit/(loss)from ordinary activities before income tax expense							593.6
Income tax credit/(expense)							(120.9)
Net profit							472.7
Segment assets	2,236.3	1,607.1	483.2	501.4	108.1	(211.6)	4,724.5
Unallocated assets[2]							28.6
Total assets							4,753.1
Segment liabilities[2]	396.5	399.0	79.3	78.0	138.3	(167.7)	923.4
Unallocated liabilities							738.6
Total liabilities							1,662.0
Investments in associates and joint venture partnership	151.6	–	–	–	–	–	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets[3]	1,898.4	49.2	40.3	346.5	10.8	–	2,345.2
Depreciation and amortisation expense	119.9	83.5	24.6	37.0	5.1	–	270.1

1 The Hot Rolled Products segment result includes $69.2 million share of net profits of associates.
2 External borrowings, cash and tax balances are classified as unallocated.
3 Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BHP Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

NOTE 2. SEGMENT INFORMATION CONTINUED

Primary reporting – business segments continued

	Hot Rolled Products	Coated Products Australia	Coated Products Asia	New Zealand Steel	Corporate and Group	Intersegment eliminations	Consolidated
	$m	$m	$m	$m	$m	$m	$m
2002							
Sales to external customers	–	1,937.0	372.6	16.4	132.5	–	2,458.5
Intersegment sales	–	28.7	42.5	–	68.2	(139.4)	–
Total sales revenue	–	1,965.7	415.1	16.4	200.7	(139.4)	2,458.5
Other revenue	–	1.3	6.5	–	0.8	21.6	30.2
Total segment revenue	–	1,967.0	421.6	16.4	201.5	(117.8)	2,488.7
Segment result	(10.8)	49.5	54.6	0.3	(74.6)	2.3	21.3
Unallocated revenue less unallocated expenses							(38.6)
Profit/(loss) from ordinary activities before income tax expense							(17.3)
Income tax credit/(expense)							21.1
Net profit							3.8
Segment assets	157.5	1,218.2	509.3	17.0	25.9	(60.9)	1,867.0
Unallocated assets[1]							1,890.6
Total assets							3,757.6
Segment liabilities	-	301.9	72.4	13.5	87.6	(53.8)	421.6
Unallocated liabilities[1]							2,564.3
Total liabilities							2,985.9
Investments in associates and joint venture partnership	146.3	–	–	–	–	–	146.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	–	55.2	118.3	–	8.6	–	182.1
Depreciation and amortisation expense	–	58.2	17.8	–	1.2	–	77.2

1 Related party loans receivable and payable, external borrowings, cash and tax balances are classified as unallocated.

NOTE 3. REVENUE

	2003	2002
	$m	$m
Sale of goods	5,144.6	2,425.3
Rendering of services	127.5	33.2
Sales revenue	5,272.1	2,458.5
Other revenue	30.0	30.2
Total revenue	5,302.1	2,488.7

NOTE 4. DIVIDENDS

	2003	2002
	$m	$m
Total dividends provided for or paid	71.4	–

As at 30 June 2003, the franking account balance for the company is $105.8 million (2002: $nil). The franking account balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

An interim fully franked dividend of 9 cents per fully paid ordinary share was paid on 22 April 2003. The total interim dividend paid was $71.4 million. The directors have declared a fully franked final dividend of 13 cents and a special fully franked dividend of 7 cents per fully paid ordinary share. The estimated final dividend payable of $100.2 million and the special dividend payable of $54.0 million to be paid on 10 October 2003 (record date 16 September 2003), have not been recognised as a liability at 30 June 2003.

NOTE 5. EARNINGS PER SHARE

	2003	2002
	Cents	Cents
Basic earnings per share [1]	57.1	(16.3)

1 There is no diluted earnings per share impact from the executive share rights scheme as it is the current intention of the company to satisfy their entitlements by purchasing BHP Steel Limited shares on market.

	2003	2002
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	791,544,061	63,247,945

	2003	2002
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	472.7	3.8
Net profit attributable to outside equity interest	(21.0)	(14.1)
Earnings used in calculating basic earnings per share	451.7	(10.3)

NOTE 6. RETAINED PROFITS

	Notes	2003	2002
		$m	$m
Retained profits			
Retained profits at the beginning of the financial year		387.7	392.1
Net profit/(loss) attributable to members of BHP Steel Limited		451.7	(10.3)
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"		(2.8)	–
Dividends provided for or paid	4	(71.4)	–
Aggregate of amounts transferred from reserves		196.2	5.9
		961.4	387.7

NOTE 7. FULL FINANCIAL REPORT

Further financial information can be obtained from the full financial report which is available from the company, free of charge, on request. A copy may be requested by contacting the company's share registrar whose details appear in the Corporate Directory. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at: www.bhpsteel.com.

BHP STEEL LIMITED
DIRECTORS' DECLARATION

30 JUNE 2003

The Directors declare that in their opinion, the concise financial report of the consolidated entity for the year ended 30 June 2003 as set out on pages 51 to 60 complies with Accounting Standard AASB 1029: "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2003.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which as indicated in note 7, is available on request.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe
Chairman

K C Adams
Managing Director and CEO

Melbourne
28 August 2003

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BHP STEEL LIMITED

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BHP Steel Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with the Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 28 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of BHP Steel Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

A I Beckett
Partner

Melbourne
28 August 2003

SHAREHOLDER INFORMATION

DISTRIBUTION SCHEDULE

Range	No. of Holders	No. of Shares	% of Issued capital
1 - 1,000	120,584	50,563,629	6.56
1,001 - 5,000	54,145	119,135,029	15.45
5,001 - 10,000	6,943	49,468,659	6.42
10,001 - 100,000	3,761	78,490,808	10.18
100,001 and Over	162	473,297,319	61.39
Total	**185,595**	**770,955,444**	**100.00**

TWENTY LARGEST REGISTERED SHAREHOLDERS AS AT FRIDAY 5 SEPTEMBER 2003

Rank	Name of Shareholder	Total Units	% of Issued capital
1	J P Morgan Nominees Australia Ltd	100,615,476	13.05
2	National Nominees Ltd	94,229,446	12.22
3	Westpac Custodian Nominees Ltd	80,200,513	10.40
4	Citicorp Nominees Pty Ltd	23,370,813	3.03
5	RBC Global Services Australia	19,161,449	2.49
6	ANZ Nominees Ltd	18,304,204	2.37
7	Queensland Investment Corporation	17,929,191	2.33
8	AMP Life Ltd	13,420,972	1.74
9	Cogent Nominees Pty Ltd	11,292,460	1.46
10	Commonwealth Custodial	10,099,715	1.31
11	HSBC Custody Nominees	6,587,021	0.85
12	NRMA Nominees Pty Ltd	6,340,570	0.82
13	IOOF Investment Management Ltd	4,402,443	0.57
14	Westpac Financial Services Ltd	3,578,012	0.46
15	PSS Board	3,442,065	0.45
16	Government Superannuation Office	3,373,525	0.44
17	CSS Board	3,116,866	0.40
18	Bond Street Custodians Ltd	2,267,654	0.29
19	Guardian Trust Australia Ltd	2,231,845	0.29
20	UBS Nominees Pty Ltd	2,182,476	0.28
	Total for Top 20	**426,146,716**	**55.28**
	Total other investors	**344,808,728**	**44.72**
	Grand total	**770,955,444**	**100.00**

CORPORATE DIRECTORY

DIRECTORS

G J Kraehe AO, Chairman
R J McNeilly, Deputy Chairman
K C Adams, Managing Director and Chief Executive Officer
J Crabb
D J Grady
H K McCann
P J Rizzo
Y P Tan

SECRETARY

M G Barron

EXECUTIVE LEADERSHIP TEAM

Managing Director and Chief Executive Officer
K C Adams

President Australian Building and Manufacturing Markets
N Cornish

President Asian Building and Manufacturing Markets
M Courtnall

Executive Vice President Human Resources
I Cummin (appointed August 2003)

President Market and Logistics Solutions
K Fagg

President Industrial Markets
L Hockridge

Chief Financial Officer
B Kruger

NOTICE OF ANNUAL GENERAL MEETING.

The Annual General Meeting of BHP Steel Limited
will be held on Wednesday, 12 November 2003
commencing at 10.00am (local time)
Melbourne Concert Hall, 100 St Kilda Road
Melbourne, Australia

REGISTERED OFFICE

Level 11, 120 Collins Street
Melbourne, Victoria 3000, Australia
+61 3 9666 4000

SHARE REGISTRAR

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria 3000, Australia
1300 855 998 or +61 3 9615 9130

AUDITOR

Ernst & Young Chartered Accountants
120 Collins Street
Melbourne, Victoria 3000, Australia

STOCK EXCHANGE

BHP Steel Limited shares are quoted on the
Australian Stock Exchange (ASX code: BSL)

WEBSITE ADDRESSES

www.bhpsteel.com or www.bluescopesteel.com

THIS ANNUAL REPORT IS PRINTED ON PAPER MANUFACTURED WITH FIBRE OBTAINED FROM SUSTAINABLE PLANTATION FORESTS. THIS PAPER CAN BE RECYCLED AND IS BIODEGRADABLE. IT IS OXYGEN BLEACHED AND TCF, DIOXIN AND ACID FREE. THIS PAPER HAS BEEN DEVELOPED IN ACCORDANCE WITH AN ENVIRONMENTAL MANAGEMENT SYSTEM WHICH IS ISO 14001 CERTIFIED

We know that anything new can take a little time to get used to, but when you understand the vision behind our company, you will see how well our new name will help us achieve it. Steel is recognised as the material of the future. At the same time, our customers are realising that our inspiration and innovative thinking let them create anything they can imagine. In fact, the value that our combined thinking

BHP Steel's new name will be BlueScope Steel.

It may seem a little unusual. But not when you look into it.

adds to our steel has resulted in our share price almost doubling in the past year. Our new name reflects our focus on the inspired solutions in steel the world is demanding. BlueScope Steel sums up the limitless nature of the inspired solutions we offer. It's just part of a series of changes as we continue to innovate and provide a depth and breadth of service for the benefit of our customers, our employees and you, our shareholders.

BLUESCOPE STEEL


Annual Report 02/03
9 320075 033682

Level 11, 120 Collins Street, Melbourne, Victoria 3000 Australia www.bluescopesteel.com

SEC File
No. 82-34676

BHP Steel Limited

ABN 16 000 011 058

Financial report - 30 June 2003

Contents

Explanatory Statement to the Financial Report

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the twelve month period to 30 June 2003 in this financial report reflects a complete twelve months results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities are not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

The comparative information presented in the following Financial Report has been prepared for the consolidated BHP Steel Group as it existed on 30 June 2002 in accordance with the Corporations Act 2001. It is not reflective of the BHP Steel Group which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the June 2002 financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Financial Report presented reflects the majority of the Australian and Asian Coating operations.

BHP Steel Limited
Statements of financial performance
For the year ended 30 June 2003

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
Revenue from ordinary activities	3	**5,302.1**	2,488.7	**2,402.9**	2,025.0
Changes in inventories of finished goods and work in progress		**36.1**	(7.0)	**44.7**	(1.4)
Raw materials and consumables used		**(2,029.3)**	(1,519.2)	**(1,441.5)**	(1,238.2)
Employee benefits expense		**(1,031.9)**	(373.5)	**(414.8)**	(342.1)
Depreciation and amortisation expenses	4	**(270.1)**	(77.2)	**(61.5)**	(58.3)
Diminution in value of non-current assets		**(12.6)**	(0.4)	**(6.7)**	-
External services		**(734.7)**	(110.5)	**(95.5)**	(103.0)
Freight on external despatches		**(410.0)**	(188.8)	**(172.5)**	(168.8)
Carrying amount of non-current assets sold		**(4.5)**	(2.2)	**(2.0)**	(0.1)
Other expenses from ordinary activities		**(298.7)**	(181.1)	**(121.9)**	(101.3)
Borrowing costs expense	4	**(22.0)**	(46.1)	-	(40.2)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		**69.2**	-	-	-
Profit/(loss) from ordinary activities before income tax expense	4	**593.6**	(17.3)	**131.2**	(28.4)
Income tax credit/(expense)	5	**(120.9)**	21.1	**(33.9)**	11.6
Profit/(loss) from ordinary activities after income tax expense		**472.7**	3.8	**97.3**	(16.8)
Net profit/(loss) attributable to outside equity interest		**(21.0)**	(14.1)	-	-
Net profit/(loss) attributable to members of BHP Steel Limited	28(b)	**451.7**	(10.3)	**97.3**	(16.8)
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	1(a) 28(b)	**(2.8)**	-	**(1.1)**	-
Net increase (decrease) in foreign currency translation reserve	28(a)	**(77.9)**	(30.4)	-	-
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity		**(80.7)**	(30.4)	**(1.1)**	-
Total changes in equity other than those resulting from transactions with owners as owners	30	**371.0**	(40.7)	**96.2**	(16.8)
		Cents	Cents		
Basic earnings per share	43	**57.1**	(16.3)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

BHP Steel Limited
Statements of financial position
As at 30 June 2003

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Current assets					
Cash assets	6	**91.0**	98.7	**1.9**	0.1
Receivables	7	**639.6**	2,114.3	**906.0**	2,051.0
Inventories	8	**639.4**	257.8	**233.5**	196.3
Other financial instruments	9	**4.1**	2.2	**-**	-
Other	10	**17.6**	9.4	**3.4**	0.9
Total current assets		**1,391.7**	2,482.4	**1,144.8**	2,248.3
Non-current assets					
Receivables	11	**10.8**	10.8	**18.7**	18.7
Inventories	12	**58.2**	23.4	**22.6**	23.4
Investments accounted for using the equity method	13	**151.6**	146.3	**-**	-
Other financial assets	14	**4.5**	0.2	**1,642.2**	410.1
Property, plant and equipment	15	**3,085.6**	1,065.1	**711.0**	721.3
Deferred tax assets	16	**37.3**	19.2	**-**	-
Intangible assets	17	**4.5**	0.7	**-**	-
Other	18	**8.9**	9.5	**1.1**	2.2
Total non-current assets		**3,361.4**	1,275.2	**2,395.6**	1,175.7
Total assets		**4,753.1**	3,757.6	**3,540.4**	3,424.0
Current liabilities					
Payables	19	**493.0**	351.2	**191.4**	237.8
Interest bearing liabilities	20	**101.5**	2,279.6	**389.0**	2,348.6
Current tax liabilities	21	**108.0**	2.8	**38.7**	-
Provisions	22	**258.7**	100.8	**141.7**	92.6
Other	23	**8.1**	3.9	**-**	-
Total current liabilities		**969.3**	2,738.3	**760.8**	2,679.0
Non-current liabilities					
Interest bearing liabilities	24	**66.4**	94.5	**-**	-
Deferred tax liabilities	25	**395.1**	103.5	**76.9**	92.6
Provisions	26	**231.2**	49.6	**53.9**	46.5
Total non-current liabilities		**692.7**	247.6	**130.8**	139.1
Total liabilities		**1,662.0**	2,985.9	**891.6**	2,818.1
Net assets		**3,091.1**	771.7	**2,648.8**	605.9
Equity					
Parent entity interest					
Contributed equity	27	**2,182.1**	164.0	**2,182.1**	164.0
Reserves	28(a)	**(91.2)**	182.9	**-**	196.0
Retained profits	28(b)	**961.4**	387.7	**466.7**	245.9
Total parent entity interest		**3,052.3**	734.6	**2,648.8**	605.9
Outside equity interest in controlled entities	29	**38.8**	37.1	**-**	-
Total equity	30	**3,091.1**	771.7	**2,648.8**	605.9

The above statements of financial position should be read in conjunction with the accompanying notes.

BHP Steel Limited
Statements of cash flows
For the year ended 30 June 2003

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
Cash flows from operating activities					
Receipts from customers		**5,443.3**	2,671.8	**2,402.5**	2,186.9
Payments to suppliers and employees		**(4,695.3)**	(2,511.6)	**(2,348.9)**	(2,100.1)
		748.0	160.2	**53.6**	86.8
Dividends received		**1.9**	-	**44.6**	5.1
Interest received		**2.3**	8.3	**29.5**	0.3
Other revenue		**15.0**	25.0	**5.9**	18.9
Borrowing costs		**(26.6)**	(37.1)	-	(40.2)
Income taxes paid		**(29.2)**	(21.6)	**(10.2)**	(13.7)
Net cash inflow (outflow) from operating activities	42	**711.4**	134.8	**123.4**	57.2
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired*	40	**(716.1)**	(67.0)	**(1,197.2)**	(105.9)
Payments for property, plant and equipment		**(183.3)**	(78.3)	**(54.4)**	(61.6)
Payments for investments		**(26.1)**	(2.0)	**(43.5)**	-
Proceeds from sale of property, plant and equipment		**8.6**	2.3	**6.2**	0.2
Proceeds from sale or redemption of investments		**35.6**	-	**1.9**	-
Net cash inflow (outflow) from investing activities		**(881.3)**	(145.0)	**(1,287.0)**	(167.3)
Cash flows from financing activities					
Proceeds from issues of shares*		**2,045.4**	49.5	**2,045.4**	49.5
Share buyback		**(25.9)**	-	**(25.9)**	-
Proceeds from other borrowings		**1,117.1**	88.3	-	-
Proceeds from demerger borrowings*		**565.0**	-	-	-
Financing of related entities		-	35.5	**(2,601.9)**	59.4
Financing provided by BHP Billiton*		**(1,797.2)**	-	**1,819.2**	-
Repayment of other borrowings		**(1,132.0)**	(127.0)	-	-
Repayment of demerger borrowings		**(525.0)**	-	-	-
Dividends paid	31	**(71.4)**	-	**(71.4)**	-
Dividends paid to outside equity interests in controlled entities		**(5.2)**	(0.8)	-	-
Net cash inflow (outflow) from financing activities		**170.8**	45.5	**1,165.4**	108.9
Net increase (decrease) in cash held		**0.9**	35.3	**1.8**	(1.2)
Cash at the beginning of the financial year		**98.7**	63.0	**0.1**	1.3
Effects of exchange rate changes on cash		**(8.6)**	0.4	-	-
Cash at the end of the financial year	6	**91.0**	98.7	**1.9**	0.1

Financing arrangements 24

* The current year consolidated cash flows from investing and financing activities include cash flows related to the separation of BHP Steel Limited from the BHP Billiton Group, including the acquisition of the BHP Steel (AIS) Pty Ltd on 3 July 2002.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

(a) Basis of accounting

The accounts are prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Changes in accounting policies

AASB 1028 "Employee Benefits" (applicable from 1 July 2002)
Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next twelve months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the consolidated financial report as a result of the change are:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

AASB 1012 "Foreign Currency Translation" (applicable from 1 July 2002)
The impact on the financial statements from this revised standard has been to record a receivable and a payable for $3.2 million in relation to unmatured forward exchange contracts used to hedge future export receipts.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BHP Steel Limited ('company' or 'parent entity') as at 30 June 2003 and the results of all controlled entities for the year then ended. BHP Steel Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the BHP Steel Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in joint ventures are accounted for as set out in note 1(p).

(c) Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

(d) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

(e) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(f) Foreign currencies

The BHP Steel Group is Australian based with significant international operations.

(i) Transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

(ii) Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains or losses arising on the hedge transaction after that date are taken to the net profit.

(iii) Hedges of foreign operations

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation , together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on incorporation of the foreign operation's financial report into the financial report of the BHP Steel Group.

(iv) Foreign controlled entities

As all foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the monthly average rate. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer.

Rendering of services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured.

Interest and dividends
Control of the right to receive the interest and dividend payment.

(h) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l).

Where an entity or operation is acquired and the fair value of the identifiable net assets, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the Statement of Financial Performance.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(j) Recoverable amount of non-current assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts exceed their recoverable amount. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying value exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined using expected pre-tax net cash flows discounted for the current year at 15.1%.

(k) Employee entitlements

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

BHP Steel's policy is to account for superannuation contributions when they are payable.

(l) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding a period of 20 years. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(ii) Research expenditure
Expenditure for research is included in the statement of financial performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

(iii) Patents and trademarks
Amounts paid for patents & trademarks are capitalised and then amortised on a straight-line basis over the expected period of benefit. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(m) Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost.

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Buildings	Up to 40 years
Plant, machinery and equipment	Up to 30 years

(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

(o) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

(p) Joint ventures

The interest in a joint venture partnership is accounted for using the equity method. Under this method, the investment is initially recorded at its cost of acquisition and its carrying value is subsequently adjusted for the share of the profits or losses and reserves of the partnership. The investment in the joint venture partnership is decreased by the amounts of dividends received or receivable. Details relating to the joint venture partnership are set out in note 41.

(q) Provisions

Provisions are recognised when the economic entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimated can be made of the amount of the obligation.

A provision for product claims is recognised for all products at the reporting date based on sales volume and past experience of the level of repairs and replacements.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(r) Derivative financial instruments

The BHP Steel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge some of these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

Where a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a) deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

Costs arising at the time of entering into hedging transactions are included in other assets and deferred and included in the settlement of the underlying transaction.

Forward exchange contracts
In certain circumstances, the BHP Steel Group may enter into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than twelve months.

Forward exchange contract are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

Interest rate swaps
In certain circumstances, the BHP Steel Group may enter into interest rate swap agreements to convert fixed interest rates on borrowings to variable interest rates and vice versa. Any swaps entered into have the objective of reducing the risk of movements in interest rates.

It is the company's policy not to recognise interest rate swaps in the financial statements.

(s) Other financial assets

Interests in unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the Statement of Financial Performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(b).

The interest in a joint venture partnership is accounted for as set out in note 1(p).

Note 2. Segment information

Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

In view of the fact that certain operations forming part of the BHP Steel Group were legally acquired part way through the previous financial year or had not been acquired by the BHP Steel Group until after 30 June 2002, the previous year's segment information is not representative of the previous year's proforma results reported in the Annual Earnings Report dated 28 August 2003.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd from the BHP Billiton Group. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the twelve month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products
Hot Rolled Products includes a 50% interest in North Star BHP Steel joint venture, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

Coated Products Australia
Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Westernport in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated Products Asia
Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

The Indonesian metallic coating facility and two roll forming plants in China were acquired on 22 April 2002 and 15 February 2002 respectively.

New Zealand Steel
On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the New Zealand Steel operation at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to transport and logistics, export trading and corporate activities.

Note 2. Segment information (continued)

Geographical segments

The consolidated entity operates in four main geographical areas being Australia, New Zealand, Asia and North America.

Intersegment sales and accounting policies

Intersegment sales are made on a commercial basis. Segment accounting policies are the same as the consolidated entity's polices described in Note 1.

Primary reporting - business segments

2003	Hot Rolled Products[1] $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	1,198.7	2,622.9	553.5	468.7	428.3	-	5,272.1
Intersegment sales	1,426.8	105.4	15.1	79.9	287.6	(1,914.8)	-
Total sales revenue	2,625.5	2,728.3	568.6	548.6	715.9	(1,914.8)	5,272.1
Other revenue	6.3	6.9	6.7	2.0	6.2	1.9	30.0
Total segment revenue	2,631.8	2,735.2	575.3	550.6	722.1	(1,912.9)	5,302.1
Segment result	471.2	118.5	84.0	44.4	(101.8)	(5.2)	611.1
Unallocated revenue less unallocated expenses							(17.5)
Profit/(loss)from ordinary activities before income tax expense							593.6
Income tax credit/(expense)							(120.9)
Net profit							472.7
Segment assets	2,236.3	1,607.1	483.2	501.4	108.1	(211.6)	4,724.5
Unallocated assets[2]							28.6
Total assets							4,753.1
Segment liabilities	396.5	399.0	79.3	78.0	138.3	(167.7)	923.4
Unallocated liabilities[2]							738.6
Total liabilities							1,662.0
Investments in associates and joint venture partnership	151.6	-	-	-	-	-	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets[3]	1,898.4	49.2	40.3	346.5	10.8	-	2,345.2
Depreciation and amortisation expense	119.9	83.5	24.6	37.0	5.1	-	270.1
Other non-cash expenses	(0.9)	1.0	0.9	11.9	0.2	-	13.1

(1) The Hot Rolled Products segment result includes $69.2 million share of net profits of associates (refer note 41).
(2) External borrowings, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BHP Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

Note 2. Segment information (continued)

Primary reporting - business segments (continued)

2002	Hot Rolled Products $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	-	1,937.0	372.6	16.4	132.5	-	2,458.5
Intersegment sales	-	28.7	42.5	-	68.2	(139.4)	-
Total sales revenue	-	1,965.7	415.1	16.4	200.7	(139.4)	2,458.5
Other revenue	-	1.3	6.5	-	0.8	21.6	30.2
Total segment revenue	-	1,967.0	421.6	16.4	201.5	(117.8)	2,488.7
Segment result	(10.8)	49.5	54.6	0.3	(74.6)	2.3	21.3
Unallocated revenue less unallocated expenses							(38.6)
Profit from ordinary activities before income tax expense							(17.3)
Income tax expense							21.1
Net profit							3.8
Segment assets	157.5	1,218.2	509.3	17.0	25.9	(60.9)	1,867.0
Unallocated assets[1]							1,890.6
Total assets							3,757.6
Segment liabilities	-	301.9	72.4	13.5	87.6	(53.8)	421.6
Unallocated liabilities[1]							2,564.3
Total liabilities							2,985.9
Investments in associates and joint venture partnership	146.3	-	-	-	-	-	146.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	-	55.2	118.3	-	8.6	-	182.1
Depreciation and amortisation expense	-	58.2	17.8	-	1.2	-	77.2
Other non-cash expenses	10.2	0.7	1.3	-	0.7	-	12.9

(1) Related party loans receivable and payable, external borrowings, cash and tax balances are classified as unallocated.

Note 2. Segment information (continued)

Secondary reporting - geographical segments

	Segment external sales revenues by location of customer		Segment assets		Acquisition of property, plant & equipment, intangibles and other non- current segment assets	
	2003 $m	2002 $m	**2003 $m**	2002 $m	**2003 $m**	2002 $m
Geographical Classification						
Australia	**3,039.4**	1,752.0	**3,440.2**	2,965.8	**1,957.0**	62.3
New Zealand	**334.4**	2.6	**528.0**	-	**346.5**	-
Asia	**1,152.7**	430.3	**541.4**	568.2	**40.0**	118.4
North America	**404.9**	-	**188.2**	174.4	-	0.2
Other	**340.7**	273.6	**55.3**	49.2	**1.7**	1.2
	5,272.1	2,458.5	**4,753.1**	3,757.6	**2,345.2**	182.1

Note 3. Revenue

	Consolidated		Parent entity	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Revenue from operating activities				
Sale of goods	**5,144.6**	2,425.3	**2,316.7**	2,001.5
Rendering of services	**127.5**	33.2	**-**	-
	5,272.1	2,458.5	**2,316.7**	2,001.5
Revenue from outside the operating activities				
Management fees related parties	**-**	14.4	**1.1**	14.4
Interest related parties	**-**	6.6	**29.4**	0.3
Interest external	**4.1**	1.7	**0.1**	-
Dividends related parties	**-**	-	**44.6**	5.1
Dividends external	**1.9**	-	**-**	-
Rental income related parties	**-**	-	**0.3**	0.3
Royalty income related parties	**-**	-	**3.6**	1.8
Other revenue	**15.0**	5.2	**0.9**	1.4
Gross proceeds from the sale of assets	**9.0**	2.3	**6.2**	0.2
	30.0	30.2	**86.2**	23.5
Revenue from ordinary activities	**5,302.1**	2,488.7	**2,402.9**	2,025.0

Note 4. Profit from ordinary activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Net Gains				
Net gain on disposal				
Property, plant and equipment	**4.5**	0.1	**4.3**	0.1
Expenses				
Cost of goods sold	**3,859.5**	2,097.5	**1,805.1**	1,674.9
Depreciation				
Buildings	**14.9**	6.0	**3.4**	3.6
Plant and equipment	**254.8**	71.2	**58.1**	54.7
Total depreciation	**269.7**	77.2	**61.5**	58.3
Amortisation				
Goodwill	**0.4**	-	-	-
Total amortisation	**0.4**	-	-	-
Total depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Other charges against assets				
Write down/ (writeback) of inventories to NRV	**0.4**	(1.5)	**1.8**	(1.5)
Write down of investments to recoverable amount	**12.6**	0.4	-	-
Write down of controlled entity investments to recoverable amount	-	-	**6.7**	-
Write down of other assets to recoverable amount	-	10.2	-	10.2
Bad and doubtful debts - trade debtors	**(0.3)**	3.8	**(0.8)**	2.2
Bad and doubtful debts - sundry debtors	**0.5**	-	-	-
Borrowing costs				
Related parties	-	40.8	-	40.2
Other parties	**26.4**	5.3	-	-
Total borrowing costs	**26.4**	46.1	-	40.2
Amount capitalised	**(4.4)**	-	-	-
Borrowing costs expensed	**22.0**	46.1	-	40.2
Research and development	**15.5**	15.6	**10.5**	15.1
Net foreign exchange losses	**(21.3)**	(1.4)	**(7.8)**	(0.1)
Defined benefit superannuation expense (note 38)	**114.2**	-	**47.0**	-
Rental expense relating to operating leases	**55.6**	13.6	**23.1**	11.2

Note 4. Profit from ordinary activities (continued)

	2003 $m	2002 $m	**2003 $m**	2002 $m
(b) Individually significant expenses				
Provision for costs associated with the company name change[1]	**20.0**	-	**20.0**	-
Lump sum contribution to the defined benefit division of the Australian Superannuation Fund[2]	**20.0**	-	**9.2**	-
Provision for write-down of investment[3]	**11.8**	-	**-**	-
	51.8	-	**29.2**	-

(1) BHP Steel Limited is required to change its company name within two years of the separation from the BHP Billiton Group.
(2) In January 2003, a $20 million lump sum contribution was made to the BHP Steel Superannuation Fund defined benefit division.
(3) In support of the New Zealand Steel Pension Fund, a group company made an investment of $11.8 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment results in an improvement in the financial position of the Pension Fund, it has been fully provided at 30 June 2003 on the basis that it is not considered recoverable by the company (refer note 14).

Note 5. Income tax

	Consolidated		Parent entity	
	2003 $m	2002 $m	**2003 $m**	2002 $m
(a) The income tax expenses for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit/(loss) from ordinary activities before income tax expense	**593.6**	(17.3)	**131.2**	(28.4)
Income tax calculated @ 30%	**178.1**	(5.2)	**39.3**	(8.5)
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**2.9**	0.9	**0.6**	0.6
Research and development incentive	**(2.8)**	(1.0)	**(0.9)**	(1.0)
Recognition of prior year tax losses	**(47.5)**	-	**-**	-
Non-assessable dividends	**(0.5)**	-	**(13.4)**	(1.5)
Non taxable (gains)/ losses	**(2.0)**	(1.4)	**1.1**	-
Exempt income	**(10.9)**	(8.0)	**-**	-
Non-deductible entertainment	**0.5**	0.3	**0.3**	0.3
Other variations	**4.7**	(1.0)	**3.5**	1.9
Income tax adjusted for permanent differences	**122.5**	(15.4)	**30.5**	(8.2)
Effect of differing rates of tax on overseas income	**0.4**	(0.5)	**-**	-
Under (over) provision in prior year	**(2.0)**	(5.2)	**3.4**	(3.4)
Income tax expense/ (credit)	**120.9**	(21.1)	**33.9**	(11.6)

Note 5. Income tax (continued)

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(b) The directors estimate that the potential future income tax benefit at 30 June 2003 in respect of tax losses not brought to account is	215.9	82.1	-	-

This benefit for tax losses will only be obtained if:

(i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the entity in realising the benefit from the deductions for the losses.

Future income tax benefits attributable to tax losses recognised as a reduction of the provision for deferred income tax are disclosed in note 25.

Tax consolidation (Australian tax group)
The BHP Steel Group has yet to elect to enter the Australian tax consolidation system which if elected would require a single consolidated tax return to be lodged for wholly owned Australian group entities.

Note 6. Current assets - Cash assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Cash at bank and on hand	**83.1**	81.1	**1.9**	0.1
Short term deposits	**7.9**	17.6	**-**	-
	91.0	98.7	**1.9**	0.1

The above figures reconcile to cash at the end of the financial year as shown in the statements of cash flows.

Note 7. Current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade debtors	**524.4**	257.8	**166.4**	155.7
Less: Provision for doubtful debts	**13.0**	15.7	**3.2**	5.1
	511.4	242.1	**163.2**	150.6
Related party trade debtors	**-**	1.7	**21.2**	9.9
Other debtors	**128.2**	32.7	**29.2**	21.2
Loans to related parties	**-**	1,837.8	**692.4**	1,869.3
	639.6	2,114.3	**906.0**	2,051.0

Sale of receivables program

The value of trade receivables for the parent and consolidated entity at 30 June 2003 would have been $159.6 million and $206.0 million higher respectively (2002: $82.5 million higher for both) but for the sale of such receivables. Collections of $57.7 million were held on behalf of the purchasers of the receivables at 30 June 2002, and have been classified as other creditors. A change in the sale of receivables program in the current year has resulted in collections from debtors sold to be allocated to a new pool of receivables. A balance of $22.6 million for the parent and $29 million for the consolidated entity (2002: $12.7 million for both) is held in other debtors in relation to the sale of receivables program, representing retentions on the amounts sold.

BHP Steel (Finance) Ltd purchased receivables from North Star BHP Steel, a 50% owned joint venture partnership (refer note 41) and then onsold these receivables to an asset securitisation company. This has resulted in a balance of $65.0 million being recorded in other debtors and an offsetting amount in other creditors representing collections from debtors sold.

Note 8. Current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**110.0**	53.5	**26.3**	33.9
	110.0	53.5	**26.3**	33.9
Work in progress				
At cost	**258.6**	82.2	**124.6**	97.5
At net realisable value	**7.5**	5.9	**4.3**	5.7
	266.1	88.1	**128.9**	103.2
Finished goods				
At cost	**196.1**	99.7	**64.2**	45.7
At net realisable value	**28.3**	8.5	**9.0**	8.4
	224.4	108.2	**73.2**	54.1
Spares and other				
At cost	**38.9**	8.0	**5.1**	5.1
	38.9	8.0	**5.1**	5.1
Total current assets - inventories				
At cost	**603.6**	243.4	**220.2**	182.2
At net realisable value	**35.8**	14.4	**13.3**	14.1
	639.4	257.8	**233.5**	196.3

Note 9. Current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Investments - cost				
Term deposits	**4.1**	2.2	**-**	-

Note 10. Current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**17.6**	9.4	**3.4**	0.9

Note 11. Non-current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Related party trade debtors (note 39)	**-**	-	**8.4**	8.4
Other receivables	**10.8**	10.8	**10.3**	10.3
	10.8	10.8	**18.7**	18.7

Note 12. Non-current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**0.8**	0.8	**0.8**	0.8
	0.8	0.8	**0.8**	0.8
Spares and other				
At cost	**52.2**	22.6	**21.8**	22.6
At net realisable value	**5.2**	-	**-**	-
	57.4	22.6	**21.8**	22.6
Total non-current inventories				
At cost	**53.0**	23.4	**22.6**	23.4
At net realisable value	**5.2**	-	**-**	-
	58.2	23.4	**22.6**	23.4

Note 13. Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Loan to joint venture partnership	**21.0**	60.0	**-**	-
Equity accounted joint venture partnership (note 41)	**130.6**	86.3	**-**	-
Total equity accounted investment	**151.6**	146.3	**-**	-

Investments in joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting.

Reconciliations
Reconciliations of the movement in the carrying amounts of the interest in a joint venture partnership is set out in note 41.

Note 14. Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Non-traded investments				
Shares in controlled entities - at cost (note 40)	-	-	**1,648.9**	410.1
Less: Provision for write down	-	-	**6.7**	-
Shares in other corporations - at cost	**16.3**	0.2	-	-
Less: Provision for write down (note 4(b))	**11.8**	-	-	-
Total non-traded shares - at cost	**4.5**	0.2	**1,642.2**	410.1
Partnerships	**9.7**	10.6	-	-
Less: Provision for write down	**9.7**	10.6	-	-
Investment - at recoverable amount	-	-	-	-
	4.5	0.2	**1,642.2**	410.1

Note 15. Non-current assets - Property, plant & equipment

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Land & buildings (a)				
Land & buildings				
At cost	**588.7**	305.9	**152.5**	148.2
Less: Accumulated depreciation	**248.1**	99.9	**74.5**	71.8
Total land and buildings	**340.6**	206.0	**78.0**	76.4
Plant, machinery and equipment (b)				
Plant, machinery and equipment				
At cost	**5,783.6**	1,798.2	**1,469.4**	1,437.6
Less: Accumulated depreciation	**3,038.6**	939.1	**836.4**	792.7
Total plant, machinery and equipment	**2,745.0**	859.1	**633.0**	644.9
Total property, plant and equipment	**3,085.6**	1,065.1	**711.0**	721.3

Note 15. Non-current assets - Property, plant & equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year are set out below:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) **Land and buildings**				
Opening carrying value	**206.0**	186.6	**76.4**	79.9
Additions	**22.2**	0.1	**2.2**	0.2
Additions through acquisition of entities	**145.3**	33.3	**-**	-
Depreciation	**(14.9)**	(6.0)	**(3.4)**	(3.6)
Disposals	**(2.0)**	(0.2)	**(1.2)**	-
Class reclassification	**3.9**	0.2	**4.0**	(0.1)
Exchange variations/other	**(19.9)**	(8.0)	**-**	-
Closing carrying value	**340.6**	206.0	**78.0**	76.4
(b) **Plant, machinery and equipment**				
Opening carrying value	**859.1**	797.5	**644.9**	638.7
Additions	**161.9**	77.4	**49.0**	60.9
Additions through acquisition of entities	**2,012.2**	70.7	**-**	-
Depreciation	**(254.8)**	(71.2)	**(58.1)**	(54.7)
Disposals	**(2.5)**	(1.9)	**(0.8)**	(0.1)
Class reclassification	**(1.9)**	(0.2)	**(2.0)**	0.1
Exchange variations/other	**(29.0)**	(13.2)	**-**	-
Closing carrying value	**2,745.0**	859.1	**633.0**	644.9
Valuation of land and buildings				
Land	**175.2**	96.0	**42.6**	41.3
Buildings	**497.7**	221.0	**125.5**	126.9
	672.9	317.0	**168.1**	168.2

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Note 16. Non-current assets - Deferred tax assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Future income tax benefit	**37.3**	19.2	**-**	-

The consolidated future income tax benefit includes an amount for income tax losses of $22.5 million (2002: $4.2 million).

Note 17. Non-current assets - Intangible assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Goodwill at cost	**4.9**	0.7	-	-
Less: Goodwill at cost - accumulated amortisation	**0.4**	-	-	-
	4.5	0.7	-	-
Patents - at cost	**10.4**	12.1	**0.2**	0.2
Less: Accumulated amortisation	**10.4**	12.1	**0.2**	0.2
	-	-	**-**	-
	4.5	0.7	**-**	-

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**8.9**	9.5	**1.1**	2.2

Note 19. Current liabilities - Payables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade creditors	**352.3**	110.3	**86.7**	73.3
Related party trade creditors	**-**	120.7	**72.7**	66.6
Other creditors	**140.7**	120.2	**32.0**	97.9
	493.0	351.2	**191.4**	237.8

Note 20. Current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**101.5**	71.2	**-**	-
Loans from related parties	**-**	2,208.4	**389.0**	2,348.6
	101.5	2,279.6	**389.0**	2,348.6

Note 21. Current liabilities - Current tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Income tax	**108.0**	2.8	**38.7**	-

Note 22. Current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**36.0**	35.8	**33.8**	35.8
Employee benefits	**198.7**	58.8	**87.1**	53.6
Restructuring	**0.3**	2.3	**0.3**	2.3
Other	**23.7**	3.9	**20.5**	0.9
	258.7	100.8	**141.7**	92.6

Product claims
A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

Other
This provision includes $20 million for the required company name change.

Note 23. Current liabilities - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred income	**8.1**	3.9	-	-
	8.1	3.9	-	-

Note 24. Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**33.8**	56.2	-	-
Other loans (note 32(b))	**32.6**	38.3	-	-
Total unsecured non-current interest bearing liabilities	**66.4**	94.5	-	-
Total non-current interest bearing liabilities	**66.4**	94.5	-	-

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Financing arrangements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**794.6**	190.5	-	-
	811.0	195.7	-	-
Used at balance date				
Bank loan facilities	**120.3**	127.4	-	-
	120.3	127.4	-	-
Unused at balance date				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**674.3**	63.1	-	-
	690.7	68.3	-	-

Bank loan facilities

Bank loan facilities for Australian operations consist of the following facilities:

(a) a $550 million Loan Note Facility with a syndicate of banks. The facility comprises a 3 year tranche of $300 million and a 5 year tranche of $250 million maturing respectively in June 2005 and in June 2007.

(b) $100 million of 364 day facilities to support working capital and other short term cash requirements. These comprise a $40 million facility and two $30 million facilities, maturing in June and July 2004.

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Subsequent to 30 June 2003, the $550 million Loan Note Facility was adjusted to $400 million with two tranches of $200 million maturing in June 2005 and June 2007.

Bank overdraft

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 25. Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Provision for deferred income tax	**395.1**	103.5	**76.9**	92.6

The consolidated provision for deferred income tax has been reduced by $11.4 million (2002: $6.5 million) in respect of future income tax benefits attributable to tax losses (see also note 5).

Note 26. Non-current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**19.2**	-	**4.7**	-
Employee benefits	**210.6**	49.6	**49.2**	46.5
Provision for restoration and rehabilitation	**1.4**	-	**-**	-
	231.2	49.6	**53.9**	46.5

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Product claims $m	**Restructuring $m**	**Restoration & rehabilitation $m**	**Other $m**	**Total $m**
Consolidated					
Current and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	3.9	42.0
Additional provisions recognised	29.4	3.4	0.4	21.2	54.4
Payments	(18.3)	(5.4)	-	(0.9)	(24.6)
Provisions acquired	8.7	-	1.0	-	9.7
Exchange fluctuations	(0.4)	-	-	-	(0.4)
Transfers	-	-	-	(0.5)	(0.5)
Carrying amount at 30 June 2003	55.2	0.3	1.4	23.7	80.6

	Product claims $m	**Restructuring $m**	**Restoration & rehabilitation $m**	**Other $m**	**Total $m**
Parent entity					
Curent and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	0.9	39.0
Additional provisions recognised	19.2	3.4	-	20.0	42.6
Payments	(16.5)	(5.4)	-	(0.4)	(22.3)
Carrying amount at 30 June 2003	38.5	0.3	-	20.5	59.3

Note 27. Contributed equity

	Parent entity		Parent entity	
	2003 Shares	2002 Shares	**2003 $m**	2002 $m
Issued and fully paid up capital	**784,685,949**	100,000,000	**2,182.1**	164.0

(a) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Issue/ redemption price	$m
30-6-2002	Balance		100,000,000		164.0
22-7-2002	Demerger from BHP Billiton		693,000,000	$2.95	2,045.4
31-3-2003	Share buyback		(1,615,000)	$3.08	(5.0)
30-4-2003	Share buyback		(2,800,000)	$3.27	(9.2)
31-5-2003	Share buyback		(2,816,999)	$3.24	(9.1)
30-6-2003	Share buyback		(1,082,052)	$3.59	(3.9)
					2,182.2
	Less: Transaction costs arising on share buyback				0.1
30-6-2003	Balance		784,685,949		2,182.1

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Share buyback

On the release of the December 2002 half year result, the company announced that it would commence a 10% on-market buyback of share capital, commencing 14 March 2003. Due to restrictions under the Corporations Law, only 9,999,998 shares could be bought back before 12 July 2003 (12 month anniversary of the demerger), whilst the remaining 69,300,002 shares can be purchased after that date.

The total cost of the buyback to 30 June 2003 of $27.3 million includes $0.1 million for transaction costs. As at 30 June 2003 the total number of shares bought back was 8,314,051.

(d) Share rights

For details on share rights issued to senior executives refer to note 34.

Note 28. Reserves and retained profits

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Reserves				
Asset revaluation reserve	-	117.6	-	117.4
Foreign currency translation reserve	**(91.2)**	(13.3)	-	-
General reserve	-	78.6	-	78.6
	(91.2)	182.9	-	196.0
Movements:				
Asset revaluation reserve				
Opening balance	**117.6**	117.6	**117.4**	117.4
Transfer to retained profits	**(117.6)**	-	**(117.4)**	-
Closing balance	-	117.6	-	117.4
Foreign currency translation reserve				
Opening balance	**(13.3)**	17.1	-	-
Net exchange differences on translation of foreign controlled entities	**(77.9)**	(30.4)	-	-
Closing balance	**(91.2)**	(13.3)	-	-
General reserve				
Opening balance	**78.6**	78.6	**78.6**	78.6
Transfer to retained profits	**(78.6)**	-	**(78.6)**	-
Closing balance	-	78.6	-	78.6
Asset realisation reserve				
Opening balance	-	5.9	-	5.3
Transfer to retained profits	-	(5.9)	-	(5.3)
Closing balance	-	-	-	-

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
(b) Retained profits					
Retained profits at the beginning of the financial year		**387.7**	392.1	**245.9**	257.4
Net profit/(loss) attributable to members of BHP Steel Limited		**451.7**	(10.3)	**97.3**	(16.8)
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"	1(a)	**(2.8)**	-	**(1.1)**	-
Dividends provided for or paid	31	**(71.4)**	-	**(71.4)**	-
Aggregate of amounts transferred from reserves	28(a)	**196.2**	5.9	**196.0**	5.3
		961.4	387.7	**466.7**	245.9

Note 28. Reserves and retained profits (continued)

(c) Nature and purpose of reserves

(i) **Foreign currency translation reserve**
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(f)(iv).

(ii) **Asset revaluation reserve and general reserve**
These reserves have been transferred to retained profits following a review of their purpose which established that they were no longer applicable.

Note 29. Outside equity interests in controlled entities

	Consolidated	
	2003	2002
	$m	$m
Interest in:		
Share capital	**52.0**	67.5
Reserves	**(18.2)**	(13.3)
Retained profits	**5.0**	(17.1)
	38.8	37.1

Note 30. Equity

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Total equity at the beginning of the financial year		**771.7**	814.9	**605.9**	573.2
Total changes in equity recognised in the statement of financial performance		**371.0**	(40.7)	**96.2**	(16.8)
Transactions with owners as owners:					
Contributions of equity	27	**2,045.4**	-	**2,045.4**	49.5
Share buy-back	27	**(27.3)**	-	**(27.3)**	-
Dividends provided for or paid	31	**(71.4)**	-	**(71.4)**	-
Total changes in outside equity interest	29	**1.7**	(2.5)	**-**	-
Total equity at the end of the financial year		**3,091.1**	771.7	**2,648.8**	605.9

Note 31. Dividends

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Total dividends provided for or paid	**71.4**	-	**71.4**	-

As at 30 June 2003, the franking account balance for the company is $105.8 million (2002: $nil). The franking account balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

An interim fully franked dividend of 9 cents per fully paid ordinary share was paid on 22 April 2003. The total interim dividend paid was $71.4 million. The directors have declared a fully franked final dividend of 13 cents and a special fully franked dividend of 7 cents per fully paid ordinary share. The estimated final dividend payable of $100.2 million and the special dividend payable of $54.0 million to be paid on 10 October 2003 (record date 16 September 2003), have not been recognised as a liability at 30 June 2003.

Note 32. Financial instruments

The BHP Steel group's financial risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks and the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1 (r).

Liquidity and Credit Risk

The BHP Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk, the BHP Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Note 32. Financial instruments (continued)

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has a significant concentration of credit risk with three major customers, being Smorgon Steel Ltd group, Onesteel Ltd and the Amatek Group. These entities are all major customers of the BHP Steel Group in Australia and credit risk with these businesses is managed on an active and on-going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic
The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry
The BHP Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BHP Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly Hot Rolled Coil and Slab. The current absence of a derivative market for steel prices means that any hedging programme for other price risks would be largely ineffective in reducing cashflow at risk as the primary driver of casflows would remain unhedged.

Interest Rate Risk
The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Steel Group price risk management strategy.

Foreign Exchange Risk - Interest Bearing Liabilities
In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Note 32. Financial instruments (continued)

Forward exchange contracts

The BHP Steel group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian-based entities. Foreign exchange risk is managed as part of the BHP Steel Group price risk management strategy.

The BHP Steel Group has unmatured forward exchange contracts of US$7 million sold and NZ$17.5 million bought at an average rate of 0.4000. These contracts are used to hedge future export receipts. The maturity of these contracts is from July 2003 to May 2004, comprising seven forward contracts of US$1 million each. These contracts have a market to market value of A$4.6 million. This amount has been taken up as an asset in the financial statements.

(a) Credit risk exposures

Commodity price risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Steel Group price risk management strategy.

There is no physical or derivative market for trading of steel that would provide an appropriate mechanism for undertaking hedging of steel prices.

There were no outstanding commodity hedge contracts as at 30 June 2003.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Note 32. Financial instruments (continued)

2003	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	3.5	91.0	-	-	-	-	91.0
Investments - term deposits	9	2.5	4.1	-	-	-	-	4.1
Loan to joint venture partnership	13	2.8	21.0	-	-	-	-	21.0
Other financial assets - investments	14		-	-	-	-	4.5	4.5
External receivables	7,11		-	-	-	-	650.4	650.4
			116.1	-	-	-	654.9	771.0
Financial liabilities								
Trade and other creditors	19		-	-	-	-	493.0	493.0
Bank Loans	20,24	5.4	135.3	-	-	-	-	135.3
Other external loans	24	6.5	-	-	-	32.6	-	32.6
Interest rate swaps*			(52.7)	27.5	25.2	-	-	-
			82.6	27.5	25.2	32.6	493.0	660.9
Net financial assets (liabilities)			33.5	(27.5)	(25.2)	(32.6)	161.9	110.1

* Notional principal amounts

Note 32. Financial instruments (continued)

2002	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	2.4	98.7	-	-	-	-	98.7
Investments - term deposits	9	3.6	2.2	-	-	-	-	2.2
Loan to joint venture partnership	13	3.4	60.0	-	-	-	-	60.0
Related party receivables	7	3.4	1,837.8	-	-	-	1.7	1,839.5
External receivables	7,11		-	-	-	-	285.6	285.6
Other financial assets - investments	14		-	-	-	-	0.2	0.2
			1,998.7	-	-	-	287.5	2,286.2
Financial liabilities								
Trade and other creditors	19		-	-	-	-	351.2	351.2
Bank loans	20,24	3.8	127.4	-	-	-	-	127.4
Other external loans	24	6.4	-	-	-	38.3	-	38.3
Related party loans	20	7.6	2,208.4	-	-	-	-	2,208.4
Interest rate swaps*			(89.1)	27.1	62.0	-	-	-
			2,246.7	27.1	62.0	38.3	351.2	2,725.3
Net financial assets (liabilities)			(248.0)	(27.1)	(62.0)	(38.3)	(63.7)	(439.1)

* Notional principal amounts

(c) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is deemed to be its carrying value. Non-traded equity investments are carried at the lower of cost or net realisable value.

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the present value of the estimated future cash flows. The net fair value has not been recognised as an asset or liability, in accordance with the company's accounting policy outlined in note 1 (r).

Note 32. Financial instruments (continued)

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2003		2002	
	Carrying amount $m	**Net fair value $m**	Carrying amount $m	Net fair value $m
On-balance financial instruments				
Financial assets				
Cash	**83.1**	**83.1**	81.1	81.1
Deposits	**12.0**	**12.0**	19.8	19.8
Trade debtors	**511.4**	**511.4**	243.8	243.8
Other debtors	**139.0**	**139.0**	43.5	43.5
Loans to related parties	**-**	**-**	1,837.8	1,837.8
Equity accounted investment	**151.6**	**151.6**	146.3	146.3
Shares in other corporations	**4.5**	**4.5**	0.2	0.2
Non-traded financial assets	**901.6**	**901.6**	2,372.5	2,372.5
Financial liabilities				
Trade creditors	**352.3**	**352.3**	231.0	231.0
Other creditors	**140.7**	**140.7**	120.2	120.2
Bank loans	**135.3**	**135.3**	127.4	127.4
Other external loans	**32.6**	**36.7**	38.3	43.3
Related party loans	**-**	**-**	2,208.4	2,208.4
Non-traded financial liabilities	**660.9**	**665.0**	2,725.3	2,730.3
Off-balance sheet financial instruments				
Financial assets				
Interest rate swaps	**-**	**2.3**	-	5.8

Note 33. Remuneration of directors

	Directors of entities in the consolidated entity		Directors of parent entity	
	2003 **$'000**	2002 $'000	**2003** **$'000**	2002 $'000
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities				
Directors' remuneration (a)	**15,977**	17,641	**4,373**	3,745

(a) Remuneration for 2003 includes incentives payable to Executive Directors based on the achievement of business performance targets and individual performance for the year ended 30 June 2003. Non-executive Directors are not entitled to any form of performance-related remuneration.

The number of directors of the parent entity whose total income (including superannuation contributions) from the parent entity or related parties was within the following specified bands:

$		$	**2003**	2002
0	-	9,999	**1**	-
10,000	-	19,999	**-**	4
20,000	-	29,999	**-**	1
40,000	-	49,999	**-**	1
100,000	-	109,999	**1**	-
110,000	-	119,999	**3**	-
150,000	-	159,999	**1**	-
220,000	-	229,999	**-**	1
300,000	-	309,999	**1**	-
350,000	-	359,999	**-**	1
380,000	-	389,999	**-**	1
400,000	-	409,999	**-**	1
420,000	-	429,999	**-**	2
520,000	-	529,999	**-**	1
870,000	-	879,999	**-**	1
3,440,000	-	3,449,999	**1**	-

Note 34. Remuneration of executives

	Senior executive officers of the consolidated entity	Senior executive officers of the parent entity
	2003	**2003**
	$000	**$000**
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based senior executive officers (including executive directors) whose remuneration was at least $100,000:		
Senior executive officers*	16,076	16,076

The number of Australian based senior executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the following bands:

$		$	Senior executive officers
			2003
260,000	-	269,999	1
290,000	-	299,999	1
310,000	-	319,999	1
320,000	-	329,999	1
330,000	-	339,999	1
350,000	-	359,999	3
360,000	-	369,999	2
390,000	-	399,999	1
410,000	-	419,999	1
440,000	-	449,999	1
450,000	-	459,999	1
500,000	-	509,999	2
510,000	-	519,999	1
550,000	-	559,999	1
560,000	-	569,999	1
620,000	-	629,999	1
630,000	-	639,999	1
680,000	-	689,999	1
780,000	-	789,999	1
980,000	-	989,999	1
1,080,000	-	1,089,999	1
1,150,000	-	1,159,999	1
3,440,000	-	3,449,999	1

* A senior executive officer is defined as a person directly accountable and responsible for the strategic direction and operational managment of the BHP Steel Group.

Note 34. Remuneration of executives (continued)

Share rights granted to directors and the most highly remunerated officers

Prior to 30 June 2002 BHP Steel Limited senior officers participated in various BHP Billiton Group incentive plans. Upon separation, BHP Steel Limited implemented its own performance based senior officers' plan incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated senior officers were awarded Share Rights (SR's) in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. A share right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of SR's awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the ASX during the first five trading days. Selected senior offciers received SR's with a nil exercise price.

Note 34. Remuneration of executives (continued)

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	840,000	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Senior officers were awarded Share Rights (SR's) over ordinary shares in BHP Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period
The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - <80th percentile	90%
60th - <70th percentile	70%
51st - <60th percentile	50%
<51st percentile	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price for all SR's in the September award are Nil.

Restriction on sale of Shares
Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeit any shares acquired under this award.

Note 34. Remuneration of executives (continued)

Details of the September 2002 Award

Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$4,552,198
Share Rights lapsed since grant date	57,000

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Note 35. Remuneration of auditors

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
During the year, the auditor of the parent entity and its related practices earned the following remuneration:				
Ernst & Young - Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**1,247**	361	**961**	361
Other services (Ernst & Young) (1)	**337**	960	**337**	460
Total audit and other services	**1,584**	1,321	**1,298**	821
Related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**454**	304	-	-
Other services	**188**	1	-	-
Total audit and other services	**642**	305	-	-
Remuneration of auditors other than Ernst & Young of controlled entities for the audit or review of financial reports of any entity in the consolidated entity	**100**	155	-	-

The firms of Ernst & Young and Arthur Andersen integrated in Australia effective 27 May 2002. Prior to this date, Arthur Andersen were the auditors of the BHP Steel group.

(1) The $960,000 for other services in 2002 relates to services provided by Ernst & Young prior to the integration with Arthur Andersen on 27 May 2002 and prior to Ernst & Young's appointment as auditor .

Note 36. Contingent liabilities

Contingent Liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Outstanding Legal Matters

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Other persons:				
Unsecured	**2.0**	1.6	**0.8**	0.6

Guarantees
BHP Steel Limited has given $118.9 million in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $90.8 million has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
The defined benefit divisions of the BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund have a combined deficiency of the present value of accrued benefits over the net market of value of assets totalling $70.5 million (refer note 38). This deficiency represents potential additional contributions the company may make in the future.

For contingent liabilities relating to joint ventures refer to note 41.

Note 37. Commitments for expenditure

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**10.3**	15.0	**2.5**	15.0
	10.3	15.0	**2.5**	15.0
Operating lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**79.5**	9.9	**6.8**	5.5
Later than one year but not later than 5 years	**184.8**	17.8	**24.8**	8.6
Later than 5 years	**55.9**	8.6	**4.7**	2.2
	320.2	36.3	**36.3**	16.3
Other commitments				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**137.3**	2.4	**3.1**	2.4
Later than one year but not later than 5 years	**468.0**	8.4	**8.5**	8.4
Later than 5 years	**118.0**	-	**-**	-
	723.3	10.8	**11.6**	10.8

Note 37. Commitments for expenditure (continued)

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m

For contingent liabilities relating to joint ventures refer to note 41.

Note 38. Employee entitlements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Employee entitlement liabilities				
Provision for employee entitlements				
Current (note 22)	**198.7**	58.8	**87.1**	53.6
Non-current (note 26)	**210.6**	49.6	**49.2**	46.5
Aggregate employee entitlement liability	**409.3**	108.4	**136.3**	100.1
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	**11,861**	6,045	**3,911**	3,983

Superannuation benefits

All employees of the consolidated entity are entitled to benefits on resignation, retirement, death or disablement. Australian employees are members of either the BHP Steel Superannuation Fund or an industry superannuation fund, the Superannuation Trust of Australia ("STA"). New Zealand employees are members of either the New Zealand Steel Pension Fund or the Tower Retirement Savings Plan ("TRS"). BHP Steel also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

STA and TRS provide accumulation style benefits. The BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund provide defined lump sum benefits based on years of service and final average salary.

Formal actuarial assessments of the two defined benefit funds are made at no more than three yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BHP Steel Superannuation Fund as at 1 July 2002 (the date it was established) and of the New Zealand Steel Pension Fund as at 31 March 2003. The actuary of the BHP Steel Superannuation Fund performed a summary assessment of the Fund as at 30 June 2003 for disclosure in these financial statements.

Information relating to these two defined benefit funds based on the latest actuarial assessments is set out below.

Note 38. Employee entitlements (continued)

Defined Benefit Funds to which BHP Steel entity employees belong

2003	BHP Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Aggregate $m
Present value of employees' accrued benefits	1,011.5	155.4	1,166.9
Net market value of assets held by the Fund to meet future benefit payment	980.9	115.5	1,096.4
Excess of the present value of employees' accrued benefits over assets held to meet future benefit payments	30.6	39.9	70.5
Vested benefits	1,011.1	151.6	1,162.7
Employer contributions to the Fund	102.1	12.1	114.2

The above amounts were measured as at 30 June 2003 for the BHP Steel Superannuation Fund and 31 March 2003 for the New Zealand Steel Pension Fund, or in the case of employer contributions they relate to the year ended 30 June 2003. The net market value of assets of the BHP Steel Superannuation Fund is an estimate as the Fund's accounts had not been finalised. The New Zealand Steel Pension Fund's net market value of assets represents the balance as at 30 June 2003.

No comparative information is provided in respect of the year ended 30 June 2002 as the BHP Steel Fund was not established until 1 July 2002 and the acquisition of New Zealand Steel occurred on 3 July 2002.

Vested benefits are benefits which are not conditional upon continued membership of the Fund (or any factor other than resignation from the Fund) and include benefits which members were entitled to receive had they terminated their Fund membership as at the reporting date.

The company meets regularly with the trustees of both funds to review the actions being taken to recover the deficiencies in the funds identified above (refer note 36).

Note 39. Related parties

Remuneration and retirement benefits
Information on remuneration and retirement benefits of directors are disclosed in note 33.

Other transactions with directors and director-related entities
Control or significant influence by directors of BHP Steel Limited over other entities has been disclosed for all director-related entities. All transactions between director-related entities have been on commercial arms-length terms and conditions.

Mr Graham Kraehe is a non-executive director of Brambles Limited, a supplier of transport services and equipment to the company. Total charges to the BHP Steel Group by Brambles Limited for the twelve months ended 30 June 2003 was $42,619,847.

Mr Graham Kraehe is a non-executive director of National Australia Bank, a supplier of banking services and funding facilities. National Australia Bank forms part of a consortium of eleven banks providing funding to the BHP Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction. Other net interest and banking service fees charged to the BHP Steel Group by National Australia Bank for the twelve months ended 30 June 2003 was $184,100.

Mr Kevin McCann is a partner of Allens Arthur Robinson, a national law firm. Allens Arthur Robinson is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Allens Arthur Robinson for the twelve months ended 30 June 2003 was $839,148.

Mr Paul Rizzo is a member of the advisory board of Mallesons Stephen Jacques, a national law firm. Mallesons Stephen Jacques is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Mallesons Stephen Jacques for the twelve months ended 30 June 2003 was $699,746.

Related parties
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with each class of related party:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Interest revenue				
Commonly controlled entities	**-**	6.6	**29.4**	0.3
Associates	**1.0**	-	**-**	-
Dividend revenue				
Controlled entities	**-**	-	**44.6**	5.1
Management fee revenue				
Commonly controlled entities	**-**	14.4	**1.1**	14.4
Other revenue				
Controlled entities	**-**	-	**0.4**	-
Interest expense				
Commonly controlled entities	**-**	40.8	**-**	40.2
Management fees expense				
Commonly controlled entities	**-**	12.9	**-**	12.3

Note 39. Related parties (continued)

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Net loan repayments/(loans made) from/(to)				
Commonly controlled entities	**(1,797.2)**	166.0	**(782.7)**	59.4
Associates	**35.6**	-	**-**	-
Purchase of controlled entity investments from BHP Billiton Limited Group (refer note 40)	**1,197.2**	105.9	**1,197.2**	105.9
Capital injection by BHP Billiton Limited Group (refer note 27)	**2,045.4**	49.5	**2,045.4**	49.5

All related party transactions are made under normal commercial terms and conditions.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Current receivables				
Commonly controlled entities	**-**	1,839.5	**-**	1,820.6
Associates (refer note 13)	**21.0**	60.1	**-**	-
Current liabilities				
Commonly controlled entities	**-**	2,329.1	**-**	123.2

Ownership interests in related parties
Interests held in the following classes of related parties are set out in the following notes:
(a) controlled entities - note 40
(b) joint venture partnership - note 41.

Note 40. Investments in controlled entities

Name of entity	Country of incorporation	Equity holding 2003 %	2002 %
BHP Steel Asia Holdings Pty Ltd (c)	Australia	100	-
BHP Steel Employee Share Plan Pty Ltd (c)	Australia	100	-
BHP Steel (AIS) Pty Ltd (e)	Australia	100	-
Glenbrook Holdings Pty Ltd (e)	Australia	100	-
Alliances Pty Ltd (c)	Australia	100	-
BHP Steel Finance Ltd	Australia	100	100
BHP Steel Logistics Co Pty Ltd	Australia	100	100
Amari Wolff Steel Pty Ltd	Australia	100	100
New Zealand Steel (Aust) Pty Ltd	Australia	100	100
Australian Iron & Steel Pty Ltd	Australia	100	100
John Lysaght (Australia) Pty Ltd	Australia	100	100
BHP Steel Middle East Investments Pty Ltd	Australia	100	100
BHP Steel Lysaght Sdn Bhd	Brunei	60	60
Endeavour Industries Ltd	British Virgin Islands	100	100
BHP Steel Lysaght (Guangzhou) Ltd*	China	100	100
BHP Steel Lysaght (Shanghai) Ltd*	China	100	100
BHP Steel Trading (Shanghai) Co Ltd*	China	100	100
BHP Steel Lysaght (Langfang) (c)	China	100	-
BHP Steel Lysaght (Chengdu) (c)	China	100	-
BHP Steel Lysaght Fiji	Fiji	64	64
BHP Steel Building Products (Hong Kong)*	Hong Kong	100	100
BHP Lysaght (Hong Kong) Ltd*	Hong Kong	100	100
BHP Steel N Asia Ltd	Hong Kong	100	100
BHP Steel India Private Ltd	India	100	100
PT BHP Steel Indonesia (d)	Indonesia	100	74
PT BHP Steel Lysaght Indonesia	Indonesia	100	100
PT BRC Lysaght Distribution	Indonesia	80	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Sabah) Sdn Bhd (a)	Malaysia	49	49
BHP Steel Asia Sdn Bhd	Malaysia	100	100
BHP Steel Lysaght New Caledonia SA	New Caledonia	65	65
BHP Steel Consulting Services NZ Ltd (e)	New Zealand	100	-
Tasman Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Ltd (e)	New Zealand	100	-
Glenbrook Representatitives Ltd (e	New Zealand	100	-
New Zealand Steel Development Ltd (e)	New Zealand	100	-
Toward Industries Ltd (e)	New Zealand	100	-
Steltech Structural Ltd (e)	New Zealand	100	-
BHP Steel Trading NZ Ltd (e)	New Zealand	100	-
New Zealand Steel Mining Ltd (e)	New Zealand	100	-
BHP Steel International Holdings SA	Panama	100	100
NPAH Holdings Ltd	PNG	100	100
BHP Lysaght Rabaul Ltd	PNG	100	100
Titan Properties Ltd	PNG	100	100

Note 40. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding	
		2003	2002
		%	%
BHP Steel Lysaght Singapore Pte Ltd	Singapore	100	100
BHP Steel Asia Pte Ltd	Singapore	100	100
Steelcap Insurance Pte Ltd	Singapore	100	100
BHP Steel Southern Africa Pty Ltd*	South Africa	100	100
BHP Steel Lysaght Lanka (Pvt) Ltd*	Sri Lanka	82	82
BHP Steel Lysaght Taiwan Ltd*	Taiwan	80	80
BHP Steel (Thailand) Ltd	Thailand	75	75
Steel Holdings Co Ltd	Thailand	100	100
BHP Steel Lysaght (Thailand) Ltd	Thailand	75	75
BHP Steel International Ltd	UK	100	100
BIEC International Inc	USA	100	100
BHP Steel Technology Inc	USA	100	100
BHP Steel Americas LLC	USA	100	100
BHP Steel Investments Inc	USA	100	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	39	39
BHP Steel Lysaght (Vietnam) Ltd	Vietnam	100	100

* These controlled entities are audited by firms other than Ernst & Young.

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

(c) These entities were incorporated during the year.

(d) In January 2003, the 26% outside equity interest in PT BHP Steel Indonesia was acquired for $10 million. The goodwill arising from this purchase totalled $1.7 million.

(e) In July 2002, BHP Steel Limited was demerged from the BHP Billiton Group. In preparing for this demerger a number of steel legal entities which were owned by the BHP Billiton group were acquired by BHP Steel Limited prior to 30 June 2002. The operating results of these newly acquired controlled entities have been included in the consolidated statement of financial performance since the respective acquisition dates.

On 3 July 2002, the following legal entities were acquired as part of the acquisition of the AIS group from the BHP Billiton group: BHP Steel (AIS) Pty Ltd, Glenbrook Holdings Pty Ltd, Alliances Pty Ltd, BHP Steel Consulting Services NZ Ltd, Tasman Steel Holdings Ltd, New Zealand Steel Holdings Ltd, New Zealand Steel Ltd, Glenbrook Representatitives Ltd, New Zealand Steel Development Ltd, Toward Industries Ltd, Steltech Structural Ltd, BHP Steel Trading NZ Ltd, New Zealand Steel Mining Ltd. Details of the entities acquired are as follows:-

Note 40. Investments in controlled entities (continued)

	$m
Fair value of identifiable net assets of the controlled entities acquired	
Plant and equipment	**2,157.5**
External receivables	**277.3**
Inventories	**397.0**
Cash	**56.1**
Other financial assets	**4.3**
Other assets	**29.1**
External payables	**(284.9)**
Deferred tax liability	**(309.2)**
Other provisions	**(231.5)**
Net related party loans	**(1,323.5)**
Cash consideration	**772.2**

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Outflow of cash to acquire controlled entity, net of cash acquired				
Cash consideration	**1,197.2**	105.9	**1,197.2**	105.9
Less: Balances acquired				
Cash	**56.1**	38.9	**-**	-
Deposit*	**425.0**	-	**-**	-
Outflow of cash	**716.1**	67.0	**1,197.2**	105.9

Disposal of controlled entity

* New Zealand Steel Ltd held a deposit for A$425 million which had a right of set off with a loan facility held with BHP Billiton Limited. Following the BHP Steel Group separation, the deposit has a right of set off with a loan from the ANZ Banking Group held by BHP Steel Finance Ltd. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the consolidated statement of financial position.

Note 41. Interests in joint ventures

Joint venture partnership
The parent entity has a 50% interest in North Star BHP Steel, the principal activity of which is the manufacturing of steel. The 50% interest was legally acquired from the BHP Billiton Group on 30 June 2002 through the acquisition of BHP Steel Investments Inc. in preparation for the demerging of the BHP Steel Group from the BHP Billiton Group in July 2002. Information relating to the joint venture partnership, presented in accordance with the accounting policy described in note 1(p), is set out below.

	Consolidated	
	2003	2002
	$m	$m
Movement in carrying amount of investment in partnership		
Carrying amount at the beginning of the financial year	**86.3**	-
Share of profit from ordinary activities after tax	**69.2**	-
Acquisition of partnership interest	-	86.3
Currency fluctuation	**(24.9)**	-
Carrying amount at the end of the financial year	**130.6**	86.3
Share of partnership's revenue, expenses and results		
Revenues	**464.1**	-
Expenses	**394.9**	-
Profit from ordinary activities before income tax	**69.2**	-
Retained profits attributable to the partnership at the end of the financial year	**69.2**	-
Share of partnership's assets and liabilities		
Current assets	**80.4**	112.5
Non-current assets	**240.3**	308.2
Total assets	**320.7**	420.7
Current liabilities	**115.8**	158.9
Non-current liabilities	**74.3**	175.5
Total liabilities	**190.1**	334.4
Net assets	**130.6**	86.3
Share of partnership's commitments		
Other commitments - information technology contract	**7.2**	-
Other commitments - long term utility supply contracts	**12.6**	19.1
Total expenditure commitments	**19.8**	19.1

Contingent liabilities
North Star BHP Steel has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to BHP Steel in the event of default by North Star BHP Steel. At 30 June 2003, BHP Steel's share of the North Star BHP Steel borrowings amounted to $97.0 million (2002: $184.2 million).

Reporting date
North Star BHP Steel has a 31 May reporting date.

Note 42. Reconciliation of profit/(loss) from ordinary activities after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Profit from ordinary activities after income tax	**472.7**	3.8	**97.3**	(16.8)
Depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Write down of other assets to recoverable amount	**-**	10.2	**-**	10.2
Write down of investments to recoverable amount	**12.6**	0.4	**6.7**	-
Capitalised borrowing costs	**(4.4)**	-	**-**	-
Net (gain) loss on sale of non-current assets	**(4.5)**	(0.1)	**(4.3)**	(0.1)
Share of profits of associates and joint venture partnership not received as dividends or distributions	**(69.2)**	-	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(22.8)**	37.0	**(23.8)**	16.5
Decrease (increase) in other debtors	**(76.1)**	2.1	**(7.9)**	1.6
Decrease (increase) in inventories	**(41.6)**	60.2	**(36.6)**	14.7
Decrease (increase) in other operating assets	**(1.9)**	(3.5)	**(1.3)**	2.2
(Decrease) increase in trade creditors	**19.9**	(56.1)	**19.4**	(33.4)
(Decrease) increase in other creditors	**(36.3)**	9.3	**(51.6)**	5.1
(Decrease) increase in income taxes payable	**105.6**	(24.7)	**38.7**	(18.2)
(Decrease) increase in deferred taxes	**(14.0)**	(20.7)	**(15.0)**	(9.8)
(Decrease) increase in other provisions and liabilities	**100.1**	28.7	**40.5**	24.8
(Decrease) increase in deferred income	**(1.4)**	-	**-**	-
Other variations	**2.6**	11.0	**(0.2)**	2.1
Net cash inflow from operating activities	**711.4**	134.8	**123.4**	57.2

Note 43. Earnings per share

	Consolidated	
	2003	2002
	Cents	Cents
Basic earnings per share[(1)]	**57.1**	(16.3)

(1) There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 34 as it is the current intention of the company to satisfy these entitlements by purchasing BHP Steel Limited shares on market.

	Consolidated	
	2003	2002
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**791,544,061**	63,247,945

	Consolidated	
	2003	2002
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**472.7**	3.8
Net profit attributable to outside equity interest	**(21.0)**	(14.1)
Earnings used in calculating basic earnings per share	**451.7**	(10.3)

BHP Steel Limited
Directors' declaration
30 June 2003

The directors declare that the financial statements and notes set out on pages 1 to 51:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe (sgd.)

G J Kraehe
Chairman

K C Adams (sgd.)

K C Adams
Managing Director & CEO

Melbourne
28 August 2003

Independent audit report to the members of BHP Steel Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BHP Steel Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Independent audit report to the members of BHP Steel Limited (continued)

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Steel Limited is in accordance with:

(a) the *Corporations Act 2001* including:

(i) giving a true and fair view of the financial position of BHP Steel Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

A I Beckett
Partner

Melbourne
28 August 2003


BHPSTEEL

Offer by BHP Billiton of BHP Steel Shares

Shareholder Prospectus

For BHP Billiton Limited Shareholders who are entitled to BHP Steel Shares.

This Shareholder Prospectus contains important information to help you choose what to do in regard to BHP Steel Shares: KEEP, BUY, or SELL.

Joint Global Coordinators

ABN AMRO Rothschild, Credit Suisse First Boston

This Shareholder Prospectus is dated 13 May 2002 and was lodged by BHP Billiton Limited with the Australian Securities and Investments Commission (ASIC) on that date. Application will be made for the listing and quotation of BHP Steel Shares on the Australian Stock Exchange Limited (ASX) within seven days after the date of this Shareholder Prospectus. Neither ASIC nor ASX takes any responsibility for the contents of this Shareholder Prospectus. The fact that ASX may admit BHP Steel to the ASX official list and quote BHP Steel Shares is not to be taken in any way as an indication of the merits of BHP Steel or the merits of the Offer. The expiry date of this Shareholder Prospectus is the date that is 13 months after the date of this Shareholder Prospectus. No securities will be sold on the basis of this Shareholder Prospectus later than that expiry date.

Before deciding what to do in regard to BHP Steel Shares, you should read and understand the entire Shareholder Prospectus and the parts of the Scheme Booklet to which you are directed. In particular, in considering the prospects of BHP Steel, you should consider the assumptions underlying the forecast financial information and the risk factors that could affect BHP Steel's financial performance. You should carefully consider these factors in light of your personal circumstances (including financial and taxation issues) and seek advice from your professional adviser before deciding what to do. No assurance is given that any forecast or prospective information or representation included or made in this Shareholder Prospectus, the Scheme Booklet, the Retail Prospectus or the Institutional Offer Memorandum will be achieved.

No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Shareholder Prospectus, the Scheme Booklet, the Retail Prospectus or the Institutional Offer Memorandum. Any information or representation not so contained may not be relied on as having been authorised by BHP Billiton or BHP Steel in connection with the Offer.

Scheme Booklet, Retail Prospectus and Institutional Offer Memorandum (IOM)

You should note that a Scheme Booklet (dated 13 May 2002), a Retail Prospectus and an Institutional Offer Memorandum (both dated 13 May 2002) have also been prepared and lodged with ASIC. The Scheme Booklet, the Retail Prospectus and the IOM contain detailed financial and other information about BHP Steel and expand on many of the matters dealt with in this Shareholder Prospectus.

The IOM and those parts of the Scheme Booklet listed in Section 3.9 of this Shareholder Prospectus are taken to be included in this Shareholder Prospectus in accordance with section 712 of the Corporations Act.

A copy of the Scheme Booklet accompanies this Shareholder Prospectus.

Much of the information in the IOM and those parts of the Scheme Booklet listed in Section 3.9 of this Shareholder Prospectus are primarily of interest to professional analysts, advisers or investors with specialist information needs. If you consider that the information in the IOM or the parts of the Scheme Booklet listed in Section 3.9 of this Shareholder Prospectus might assist you in making your decision, you may obtain a printed copy free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or you may download a copy from the internet at www.bhpbilliton.com. An overview of the material additional information contained in relevant parts of the Scheme Booklet and the IOM is contained in Section 3.9 of this Shareholder Prospectus.

Restrictions on distribution

This Shareholder Prospectus does not constitute an offer or invitation to purchase BHP Steel Shares to any person who is not a BHP Billiton Limited Shareholder resident in Australia or New Zealand. The distribution of this Shareholder Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Shareholder Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Fully Paid BHP Billiton Limited Shareholders who sell BHP Steel Shares under the Sale Facility warrant that their participation in the Sale Facility does not constitute a breach of any securities or other laws that apply to them.

BHP Steel Shares have not been, and will not be, registered under the US Securities Act of 1933 (Securities Act) and may not be offered, sold or resold in, or to persons in, the US except in accordance with an available exemption from registration. Any offer, sale or resale BHP Steel Shares in the US by a dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if made prior to 40 days after the date on which the Final Price is determined and BHP Steel Shares are allocated under the Offer or if such BHP Steel Shares were purchased by a dealer under the Offer.

Electronic Shareholder Prospectus

This Shareholder Prospectus is available in electronic form on the internet at www.bhpbilliton.com. The electronic form of this Shareholder Prospectus does not include the Buy Form or the Sell Form attached to the Instruction Guide. Applications for BHP Steel Shares may only be made under this Shareholder Prospectus by BHP Billiton Limited Shareholders resident in Australia or New Zealand on the personalised Buy Form attached to a printed copy of the Instruction Guide. A printed copy of this Shareholder Prospectus and the Instruction Guide is available free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time).

Definitions and glossary

Certain key terms and abbreviations used in this Shareholder Prospectus have defined meanings which are explained in the glossary on pages 22 and 23 of this Shareholder Prospectus. Other terms and abbreviations used in this Shareholder Prospectus have the defined meanings explained in the glossary in the Scheme Booklet.

The financial amounts in this Shareholder Prospectus are expressed in Australian currency unless otherwise stated.

0 ⊀

You are entitled to BHP STEEL Shares

Your entitlement arises under the Scheme to implement the Steel Demerger Proposal. You do not have to pay any money for the BHP Steel Shares to which you are entitled.

This Shareholder Prospectus contains important information to help you choose what to do in regard to BHP Steel Shares

Contents

What will you do?

You should:

- **READ this Shareholder Prospectus and the Scheme Booklet carefully; and**
- **CHOOSE whether to KEEP your BHP Steel Shares, apply to BUY more BHP Steel Shares under the Retail Offer or offer to SELL some or all of your BHP Steel Shares under the Sale Facility.**

Keep
To keep your BHP Steel Shares, you do not need to do anything.
Buy
You can apply to buy more BHP Steel Shares under the Retail Offer.
If you wish to apply to buy more BHP Steel Shares, you should complete the Buy Form attached to the Instruction Guide and return it with a cheque or bank draft in Australian dollars, drawn on an Australian branch of an Australian Bank and made payable to "**BHP Steel Share Offer**" for an amount equal to the Australian dollar amount of BHP Steel Shares applied for on the Buy Form.
The minimum application is $1,000 per Application and then in multiples of $100.
The completed Buy Form and cheque or bank draft must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on **Thursday, 4 July 2002**.
You will not have to pay brokerage or GST on any BHP Steel Shares purchased under the Offer.
There is no guarantee that your Application will be successful. BHP Billiton Limited reserves the right to allocate to you a number of BHP Steel Shares which equates to less than the Australian dollar amount of BHP Steel Shares applied for divided by the Final Price, or no BHP Steel Shares at all. If this occurs, you will be sent a refund. No interest will be paid on Application monies received or refunds made.
Sell
You can offer to sell some or all of your BHP Steel Shares under the Sale Facility.
If you wish to offer to sell some or all of your BHP Steel Shares and you are not an Institutional Selling Shareholder, you should complete and return the Sell Form attached to the Instruction Guide.
The completed Sell Form must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on **Thursday, 4 July 2002**.
If you participate in the Sale Facility as an Institutional Selling Shareholder, you must elect to offer to sell your BHP Steel Shares by 5.00 pm (Melbourne time) on **Friday, 12 July 2002**.
You will not have to pay brokerage or GST on BHP Steel Shares sold under the Sale Facility that may otherwise apply if you sold those BHP Steel Shares on ASX.
If some or all of your BHP Steel Shares are sold under the Sale Facility, you will receive the proceeds from the sale of your BHP Steel Shares by cheque in Australian dollars or, if BHP Billiton Limited so decides, in the currency of the country in which your registered address is located.
You do not have to use the Sale Facility. After BHP Steel is listed on ASX, you will be able to sell (and buy) BHP Steel Shares through a stockbroker or privately. However, you may have to pay brokerage and GST.
There is no guarantee that the BHP Steel Shares you offer to sell under the Sale Facility will be sold. BHP Billiton Limited reserves the right to sell less than the number of BHP Steel Shares you offer to sell. To the extent that your BHP Steel Shares are not sold under the Sale Facility, you will receive those BHP Steel Shares.

Prior to making a decision, you should carefully consider all of the information contained in this Shareholder Prospectus and the parts of the Scheme Booklet (or sections of the Institutional Offer Memorandum) to which this Shareholder Prospectus directs you.

If you have any questions about the procedure for investing in BHP Steel or how to complete either the Buy Form or Sell Form, please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or contact your stockbroker, or financial or legal adviser.



BHP Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000

Letter from the Chairman of BHP Steel

13 May 2002

Dear BHP Billiton Limited shareholder,

The demerger of BHP Steel from BHP Billiton is an exciting development for BHP Billiton Limited shareholders, many of whom will be entitled to receive BHP Steel shares, as outlined in the Scheme Booklet issued by BHP Billiton Limited.

BHP Steel can trace its origins back to 1915. Since that time it has grown to become the leading steel company in Australia and New Zealand, with a strong presence throughout Asia. This position has been achieved through the efforts of management and employees. They have worked hard and made tough decisions to reduce costs and improve productivity, so that today, BHP Steel is one of the world's lowest cost producers. This cost drive has been complemented by a focus on meeting customers' needs. I know this from previous experience as chief executive officer of one of BHP Steel's major customers. The leading market positions that the company's products command are testament to this customer-focused strategy, and its strong brands.

BHP Steel now has the opportunity to build on its proud history and grow as a strong and independent Australian industrial company. I accepted the chairmanship of BHP Steel because of the potential of the company, and am looking forward to working with the new BHP Steel board, Managing Director and Chief Executive Officer, Kirby Adams, and BHP Steel's senior management team, to realise the company's goals and provide solid returns to shareholders.

If you are an eligible BHP Billiton Limited shareholder, on completion of the Steel Demerger you will be entitled to receive shares in BHP Steel. You are not required to pay any money for these shares.

This Shareholder Prospectus has been prepared to help you decide what to do in regard to BHP Steel Shares – keep, buy or sell – and I encourage you to read it carefully.

On behalf of BHP Steel's directors, I look forward to welcoming you as a shareholder.

Yours sincerely,

Graham Kraehe
Chairman



Overview

BHP Steel is the leading steel company in Australia and New Zealand, supplying around 80% of all flat steel products sold in these markets. The company's products play a big part in people's everyday lives, being vital components in suburban houses, landmark buildings and structures, popular makes of cars, and containers for food and beverages.

BHP Steel specialises in the production of flat steel products, including slab, hot rolled coil, cold rolled coil, plate, tinplate and value-added metallic coated and pre-painted steel products. Its steelworks at Port Kembla in New South Wales is the largest steel production facility in Australia and one of the world's lowest-cost producers of steel products. The company also operates the only flat products steelworks in New Zealand and has a 50% share in the North Star BHP Steel mini-mill in Ohio, in the US. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia. These plants are complemented by a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company.

The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East, the Pacific and elsewhere with purpose-designed products backed by comprehensive after-sales service, technical support and transport and logistics capability. Through its e-commerce network, the company also provides customers with the ability to directly place and monitor orders.

BHP Steel's products and markets are different to Australia's other listed steel companies, OneSteel and Smorgon Steel, which mainly produce long steel products, including rail, rod, bar, wire, pipes, tubes and structural products. They are customers of BHP Steel, converting its steel into pipes and tubes, and they are also important distributors of BHP Steel products.

Going forward, BHP Steel is focused on enhancing its manufacturing excellence, further reducing costs, maintaining value in its existing businesses and pursuing selected growth opportunities, particularly in the company's primary markets of Australia, New Zealand and Asia.


Investment
highlights

As the leading steel company in Australia and New Zealand, BHP Steel will rank among the leading industrial corporations on ASX.

BHP Steel is part of Australia's industrial history with a proud heritage dating back to 1915. It is the largest steel company in Australia and New Zealand and one of the better performing companies in the competitive global steel industry.

BHP Steel's key strengths include low-cost operations, strong brands, leading domestic market positions, and a growing presence in the markets of Asia.

When listed, BHP Steel will rank among the leading industrial corporations on ASX, with assets exceeding $4.7 billion and annual sales approaching $5 billion. Based on the indicative price range of $2.60 to $3.30 per BHP Steel share, the company will have a market capitalisation of between $2.1 billion and $2.6 billion.

Performing solidly in a tough industry through hard times shows the underlying strength of the business.

In the demanding business environment of the last three financial years – which has included historical lows in global steel prices – BHP Steel has performed strongly. Over that time, BHP Steel has generated net operating and investing cash flows (before borrowing costs and income tax) of approximately $1.7 billion in aggregate.

For the year ending 30 June 2003, it is expected that BHP Steel will generate sufficient operating cash flows to support its planned business reinvestment, financing costs and intended dividend policy. The forecast cash flow statement together with the material assumptions in relation to that cash flow are set out in part 5.7 of the Scheme Booklet and section 10 of the IOM.

BHP Steel is maintaining a focus on reducing costs, improving productivity, optimising its capital, consolidating its domestic market position and expanding its presence in Asia. All of these factors help to position BHP Steel to benefit from a recovery in global steel pricing.


Investment highlights
Zincalume®
Galvaspan®
COLORSTEEL®
Galvabond®

The brands of BHP Steel are market leaders in Australia and New Zealand and have a strong presence in Asia.

You may know BHP Steel best for its value-added brands including COLORBOND® pre-painted steel (known as COLORSTEEL® in New Zealand), ZINCALUME® zinc/aluminium alloy-coated steel, GALVABOND® zinc-coated steel and GALVASPAN® zinc-coated steel – all leaders in their markets in Australia and New Zealand.

In Asian markets, BHP Steel is continuing to develop branded products tailored to meet specific regional needs, such as Clean COLORBOND® steel which is resistant to tropical discolouration. Other successful brands include PrimaDesa™ pre-painted steel in Malaysia and Truzinc™ in Thailand.

BHP Steel has led the way in developing tailored solutions to customers' product requirements.

Focused on being responsive to customers' needs, BHP Steel is widely recognised for fostering the development of innovative steel solutions through its own research and through strategic alliances with world-leading technical partners.

BHP Steel has a history of innovation in product applications and process improvements. It is a leader in coating technologies. Solid paint technology is another area of innovation, and commercialisation options are currently being pursued. The company is continuing to explore opportunities to break new ground in steel markets.



The markets BHP Steel has been building throughout Asia offer exciting growth potential.

Having traded in Asia for over six decades, BHP Steel has forged strong relationships based on trust and reliability – principles highly valued in the region. This has allowed the company to build a strong market profile and attract an expanding range of customers throughout Asia.

To serve customers' needs directly, over recent years BHP Steel has built manufacturing facilities in a number of Asian countries and these are now operating efficiently and growing rapidly in profitability. The company is looking to further develop these established businesses and take advantage of the significant potential for growth in countries such as China and Vietnam.

BHP Steel's pursuit of these and other growth opportunities is supported by its robust balance sheet. As at 31 December 2001, the company had pro forma net debt of $609 million against assets of more than $4.7 billion.

Dividend yield reflecting strong forecast financial performance

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents per share in October 2003. This is a dividend yield on BHP Steel shares of 7.7% to 6.1% based on the indicative price range of $2.60 to $3.30 per BHP Steel share.

Part 5.6 of the Scheme Booklet outlines the main factors relevant to any dividend, including the franking position. Part 5.7 of the Scheme Booklet sets out the basis of the forecast financial information, the underlying assumptions and a sensitivity analysis. The final price may be set above, within or below the indicative price range.

BHP Steel's board and management have strong credentials and a commitment to creating shareholder value.

BHP Steel has an experienced and energetic board of directors and management team dedicated to maximising value for shareholders.

Under their leadership, BHP Steel will pursue a strategy to:

- grow by developing steel-inspired solutions for customers, leveraging the company's brand strength, and expanding its Asian markets; and
- enhance earnings and shareholder returns through continued productivity improvements, cost reductions and disciplined management of capital.

Other information you might find useful

You should note that the Scheme Booklet accompanying this Shareholder Prospectus and the Institutional Offer Memorandum (which you may obtain a copy of free of charge) contain detailed financial and other information about BHP Steel and expand on many of the matters dealt with in this Shareholder Prospectus. You are encouraged to read the parts of the Scheme Booklet (or sections of the IOM) to which this Shareholder Prospectus directs you. In considering an investment in BHP Steel, information in the Scheme Booklet and the IOM which you might find useful includes:

Information on:	Scheme Booklet	IOM
The steel industry	part 4.2	section 6
BHP Steel	part 4	section 7
BHP Steel Board and senior management	part 4.3.9	section 11
Risks associated with an investment in BHP Steel	part 4.4	section 3
Financial information (including forecast financial information)	part 5	sections 8, 9 and 10
Dividends	part 5.6	section 5
Taxation implications	part 7.2	section 14

BHP Steel Board

The BHP Steel Directors as at the date of this Shareholder Prospectus are:



Graham Kraehe
Chairman



Ron McNeilly
Deputy Chairman



Kirby Adams
Managing Director and
Chief Executive Officer



John Crabb
Non-executive director



Diane Grady
Non-executive director



Kevin McCann
Non-executive director



Paul Rizzo
Non-executive director

Key information

Important dates

Retail Offer opens and Sale Facility election period commences for BHP Billiton Limited Shareholders	9.00 am, Monday, 27 May 2002
Retail Offer closes and Sale Facility election period ends for BHP Billiton Limited Shareholders (excluding Institutional Selling Shareholders) *(last time and date for Buy Forms (and other Application Forms) and Sell Forms to be received)*	5.00 pm, Thursday, 4 July 2002
Institutional Offer opens (Bookbuild opening date)	9.00 am, Tuesday, 9 July 2002
Institutional Offer closes (Bookbuild closing date)	5.00 pm, Friday, 12 July 2002
Sale Facility election period ends for Institutional Selling Shareholders	5.00 pm, Friday, 12 July 2002
Final Price and basis of BHP Steel Share allocation announced	Monday, 15 July 2002
Listing Date *(BHP Steel Shares commence trading on ASX on a conditional and deferred settlement basis)*	Monday, 15 July 2002
Dispatch of payments to Selling Shareholders	Wednesday, 24 July 2002
Dispatch of holding statements for BHP Steel Shares	Wednesday, 24 July 2002
Normal trading of BHP Steel Shares commences	Thursday, 25 July 2002
Settlement of all deferred settlement trades in BHP Steel	Tuesday, 30 July 2002

These dates and times are indicative only. BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to vary the dates and times connected with the Offer (including, without limitation, the closing date of any part of the Offer) and the Sale Facility without notifying you. All times referred to above are Melbourne time.

You should note that a more detailed timetable is contained in the Scheme Booklet accompanying this Shareholder Prospectus. That timetable includes the dates on which the BHP Billiton Limited Meetings are to be held. You are encouraged to vote at the BHP Billiton Limited Meetings.

The Offer by BHP Billiton Limited

It is intended that the Offer will consist of a minimum of 54 million BHP Steel Shares (see Section 1.3).

The Offer comprises both the Retail Offer and the Institutional Offer. The Retail Offer is only open to Australian and New Zealand residents.

Applications for BHP Steel Shares by BHP Billiton Limited Shareholders under this Shareholder Prospectus must be for an Australian dollar amount of BHP Steel Shares. The minimum Application is $1,000 per Application and then in multiples of $100.

The price per BHP Steel Share ultimately paid by successful Applicants under the Retail Offer (and successful applicants under the Institutional Offer) will be the Final Price. The Final Price will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer. An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined. However, the Final Price may be set above, within or below the Indicative Price Range.

The Offer is discussed in detail in Section 1.

The Sale Facility

The Sale Facility is designed to assist eligible BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme.

BHP Steel Shares will be sold under the Sale Facility at the Final Price determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer.

You should note that if you sell some or all of your BHP Steel Shares under the Sale Facility, the sale proceeds you receive could be higher or lower than if you had waited and sold those BHP Steel Shares on ASX after the Listing Date.

There is no guarantee that the BHP Steel Shares you offer to sell under the Sale Facility will be sold.

The Sale Facility is discussed in detail in Section 2.

Section 1 Details of the Offer

This Section contains information relevant to those BHP Billiton Limited Shareholders resident in Australia or New Zealand who wish to apply to buy more BHP Steel Shares under the Retail Offer.

1.1 Important dates

Retail Offer opens	9.00 am, Monday, 27 May 2002
Retail Offer closes *(last time and date for Buy Forms (and other Application Forms) to be received*	5.00 pm, Thursday, 4 July 2002
Final Price and basis of BHP Steel Share allocation announced	Monday, 15 July 2002
Listing Date *(BHP Steel Shares commence trading on ASX on a conditional and deferred settlement basis)*	Monday, 15 July 2002
Dispatch of holding statements for BHP Steel Shares	Wednesday, 24 July 2002

These dates and times are indicative only. BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to vary the dates and times connected with the Offer (including, without limitation, the closing date of any part of the Offer) without notifying you. All times referred to above are Melbourne time.

1.2 Offer statistics

Minimum Application for BHP Billiton Limited Shareholders under this Shareholder Prospectus	$1,000 per Application and then in multiples of $100
Indicative Price Range	$2.60 to $3.30 per BHP Steel Share
Intended minimum number of BHP Steel Shares offered [1]	54 million
Estimated number of BHP Steel Shares on issue on the Listing Date	792 million
Market capitalisation [2]	$2.1 - $2.6 billion
EV [3]/EBITDA [4] (2003F)*	4.4x - 5.3x
P/E [5] (2003F)*	8.1x - 10.3x
Dividend [6] (2003F)*	20 cents per BHP Steel Share
Dividend yield [7] (2003F)*	7.7% - 6.1%
Net debt/net debt plus equity [8] Pro forma as at 31 December 2001	18.2%

[1] The intended minimum number of BHP Steel Shares offered consists of the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders under the Sale Facility established by BHP Billiton Limited in connection with the Steel Demerger Proposal. Refer to Section 1.3 for further details.

[2] The range is based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share. The Final Price may be set above, within or below the Indicative Price Range.

[3] EV means enterprise value calculated as market capitalisation (based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share) plus net debt (which is based on the pro forma statement of financial position as at 31 December 2001 set out in part 5 of the Scheme Booklet or section 8 of the IOM and is calculated as interest-bearing liabilities less cash assets) plus outside equity interests.

[4] EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after normalisation adjustments set out in part 5 of the Scheme Booklet or section 8 of the IOM.

[5] P/E means market capitalisation (based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share) divided by net profit (as shown in the forecast financial information set out in part 5.7 of the Scheme Booklet or section 10 of the IOM).

[6] Refer to part 5.6 of the Scheme Booklet or section 5 of the IOM for a discussion of the dividends expected to be paid of nine cents per BHP Steel Share in April 2003 and 11 cents per BHP Steel Share in October 2003 and BHP Steel's franking position.

[7] The forecast dividend yield range is based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share, forecast financial information set out in part 5.7 of the Scheme Booklet or section 10 of the IOM and the dividends expected to be paid in April and October 2003 discussed in part 5.6 of the Scheme Booklet or section 5 of the IOM.

[8] Net debt/net debt plus equity is based on the pro forma statement of financial position as at 31 December 2001 set out in part 5 of the Scheme Booklet or section 8 of the IOM and is calculated as net debt (interest-bearing liabilities less cash assets) divided by the sum of net debt plus shareholders' equity and expressed as a percentage.

* Refer to part 5.7 of the Scheme Booklet or section 10 of the IOM for the basis of the forecast financial information, the underlying assumptions and a sensitivity analysis. The forecast financial information is sensitive to, amongst other things, hot rolled coil prices.

1.3 BHP Steel Shares offered

It is intended that the Offer will consist of a minimum of 54 million BHP Steel Shares, being the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders under the Sale Facility established by BHP Billiton Limited in connection with the Steel Demerger Proposal. The BHP Steel Shares to be offered for sale by BHP Billiton Limited under the Sale Facility represent 6% of the BHP Steel Shares on issue.

The BHP Steel Shares which eligible BHP Billiton Limited Shareholders offer to sell under the Sale Facility will also form part of the pool of BHP Steel Shares available for sale under the Offer. Accordingly, the actual number of BHP Steel Shares being offered for sale under the Offer is expected to exceed 54 million BHP Steel Shares.

If BHP Billiton Limited retains any of its own BHP Steel Shares following the completion of the Sale Facility, BHP Billiton Limited will not dispose of any of these BHP Steel Shares for a minimum period of 180 days from the Listing Date other than with the prior approval of the Joint Global Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

1.4 The Offer

Structure

The Offer is structured in two parts:

- the Retail Offer – comprising an Offer to BHP Billiton Limited Shareholders (resident in Australia or New Zealand) and a General Public Offer (including a Broker Firm Offer); and
- the Institutional Offer – details of which are contained in the IOM.

The allocation of BHP Steel Shares offered between the Retail Offer and the Institutional Offer will be determined by BHP Billiton after consultation with the Joint Global Coordinators.

Offer pricing

Successful Applicants under the Retail Offer and successful applicants under the Institutional Offer will pay the Final Price per BHP Steel Share. The Final Price will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer.

An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price may be set above, within or below the Indicative Price Range.

In determining the Final Price, regard will be given to a number of factors including:

- the level of demand at various prices at which institutions bid for BHP Steel Shares under the Institutional Offer;
- the level of demand for BHP Steel Shares under the Retail Offer;
- the level of supply from Fully Paid BHP Billiton Limited Shareholders using the Sale Facility;
- an objective for an orderly secondary market for BHP Steel Shares;
- the level of supply at various prices at which institutions tender their BHP Steel Shares under the Sale Facility at the close of the Bookbuild; and
- the objective of getting the best price for BHP Steel Shares reasonably obtainable for the benefit of Selling Shareholders, it being recognised that this will be assisted if investors have an expectation that there will be an orderly secondary market for BHP Steel Shares.

The Final Price may therefore not necessarily be the highest price at which all BHP Steel Shares available under the Offer can be sold.

The Final Price is expected to be announced on Monday, 15 July 2002.

1.5 The Retail Offer

Structure

The Retail Offer comprises:

- Offer to BHP Billiton Limited Shareholders

  The Offer to BHP Billiton Limited Shareholders is open to BHP Billiton Limited Shareholders (registered on the BHP Billiton Share Register on the Record Date) resident in Australia or New Zealand only; and
- General Public Offer

  The General Public Offer is open to members of the general public who are resident in Australia or New Zealand.

  The General Public Offer also includes a Broker Firm Offer. The Broker Firm Offer is open to Australian and New Zealand investors who have received a firm allocation of BHP Steel Shares from a Syndicate Member or a Participating Broker.

Applications

An Application for BHP Steel Shares under the Retail Offer must be for an Australian dollar amount of BHP Steel Shares. The minimum Application for Applicants under the Offer to BHP Billiton Limited Shareholders is $1,000 per Application and then in multiples of $100.

There is no limit on the Australian dollar amount of BHP Steel Shares that may be applied for.

The price ultimately paid by Applicants under the Retail Offer will be the Final Price. The number of BHP Steel Shares transferred to each successful Applicant will equal the Australian dollar amount of their Application (less any scaling back), divided by the Final Price and rounded down to the nearest whole BHP Steel Share.

For example, if an Applicant under the Retail Offer applied for $3,000 worth of BHP Steel Shares and the Final Price was set at $2.95, the successful Applicant would receive the following number of BHP Steel Shares:

$3,000 ÷ $2.95 = 1,016.9

= 1,016 BHP Steel Shares (rounded down to the nearest whole BHP Steel Share).

If Applications are not scaled back, successful Applicants will not receive a refund of any amount after rounding down to the nearest whole BHP Steel Share and such amount will be donated to a registered charity selected by BHP Billiton Limited. This amount per successful Applicant will not exceed the Final Price of one BHP Steel Share.

If Applications are scaled back, successful Applicants will receive a refund for the amount of the scale back and any amount after rounding down to the nearest whole BHP Steel Share. No interest will be paid on refunds made.

1.6 How to apply for BHP Steel Shares under the Retail Offer

Offer to BHP Billiton Limited Shareholders

Applications under the Offer to BHP Billiton Limited Shareholders may only be made on the personalised Buy Form attached to the Instruction Guide. The Buy Form must be completed in accordance with the instructions set out on it. Only BHP Billiton Limited Shareholders resident in Australia or New Zealand may apply for BHP Steel Shares under the Offer to BHP Billiton Limited Shareholders.

The Buy Form must be accompanied by a cheque or bank draft for an amount equal to the Australian dollar amount of BHP Steel Shares applied for on the Buy Form. The minimum Application is $1,000 per Application and then in multiples of $100. All cheques and bank drafts must be in Australian dollars, drawn on an Australian branch of an Australian bank and made payable to "BHP Steel Share Offer".

You should return your completed Buy Form to the BHP Billiton Steel Demerger Office in one of the reply paid envelopes provided. Alternatively you can mail the Buy Form to the BHP Billiton Steel Demerger Office, Reply Paid 1654, Melbourne, Victoria 8060, Australia.

Submission of a Buy Form constitutes an irrevocable offer by you to BHP Billiton Limited to purchase BHP Steel Shares on the terms and conditions set out in this Shareholder Prospectus.

General Public Offer

Applications under the General Public Offer (including under the Broker Firm Offer) may only be made on the Application Form attached to the Retail Prospectus.

BHP Billiton Limited Shareholders resident in Australia or New Zealand wishing to apply for BHP Steel Shares under the Retail Offer should do so using the Buy Form attached to the Instruction Guide accompanying this Shareholder Prospectus rather than applying under the General Public Offer.

1.7 Acceptance of Applications and scale back in the event of over-subscription

Applications (including Buy Forms) under the Retail Offer must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002 (unless that date or time is varied).

After consultation with the Joint Global Coordinators, BHP Billiton Limited reserves the absolute right to reject any Applications, including but not limited to Buy Forms that have not been correctly completed or are accompanied by cheques that are dishonoured. In addition, BHP Billiton Limited may, after consultation with the Joint Global Coordinators, allocate to any Applicant under the Retail Offer, a number of BHP Steel Shares which equates to less than the Australian dollar amount of BHP Steel Shares applied for divided by the Final Price, or no BHP Steel Shares at all. BHP Billiton Limited may, after consultation with the Joint Global Coordinators, close the Retail Offer early, or extend the Retail Offer, without notice.

If the number of BHP Steel Shares applied for under the Offer at or above the Final Price is greater than the number of BHP Steel Shares available for sale at or above the Final Price, scale back arrangements will apply. BHP Billiton Limited also reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility. The method of scale back will be determined by BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators. Applicants applying under the Offer to BHP Billiton Limited Shareholders may be given preferential treatment in the allocation of BHP Steel Shares in the event that Applications are scaled back.

1.8 Refund of Application monies

All monies received with applications under the Offer will be held in a special purpose trust account established by BHP Billiton Limited until BHP Steel Shares are transferred by BHP Billiton Limited to successful applicants.

If you have applied under the Retail Offer, and your Application is not accepted, or you were allocated a number of BHP Steel Shares which equates to less than the Australian dollar amount of BHP Steel Shares applied for divided by the Final Price, you will receive a refund (without interest) of all or part of your Application monies, as applicable.

After the BHP Steel Shares are transferred, the balance of monies held in the special purpose

trust account will be paid to Fully Paid BHP Billiton Limited Shareholders in respect of the BHP Steel Shares that they sell or that are sold on their behalf, and to BHP Billiton Limited in respect of the BHP Steel Shares it sells on its own behalf under the Sale Facility.

If application is not made to ASX for admission of BHP Steel to the official list of ASX and for official quotation of BHP Steel Shares within seven days after the date of this Shareholder Prospectus, or BHP Steel Shares are not admitted to official quotation within three months following the date of this Shareholder Prospectus, BHP Billiton Limited will refund all Application monies in full (without interest).

1.9 Use of proceeds

The proceeds of the Offer will be received by:

- Fully Paid BHP Billiton Limited Shareholders in respect of the BHP Steel Shares that they sell or that are sold on their behalf under the Sale Facility; and
- BHP Billiton Limited in respect of the BHP Steel Shares it sells on its own behalf under the Sale Facility. The proceeds of the Offer received by BHP Billiton Limited will be applied to general corporate purposes, including the reduction of debt.

BHP Steel will not receive any of the proceeds of the Offer.

1.10 Trading on ASX

Application will be made within seven days after the date of this Shareholder Prospectus for admission of BHP Steel to the official list of ASX and for official quotation of BHP Steel Shares. BHP Steel's ASX symbol will be "BSL".

It is expected that trading of BHP Steel Shares on ASX will commence, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002. Normal trading of BHP Steel Shares is expected to commence on or about Thursday, 25 July 2002.

Details of the basis of BHP Steel Share allocations will be advertised in certain newspapers on Monday, 15 July 2002 or can be confirmed by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International). Applicants are responsible for confirming their allocation before trading in BHP Steel Shares. Any Applicant who sells BHP Steel Shares before receiving confirmation of their allocation does so at their own risk.

BHP Billiton, BHP Steel and the Joint Global Coordinators disclaim all liability whether in negligence or otherwise to anyone who trades BHP Steel Shares before receiving their holding statement, whether on the basis of a confirmation of allocation provided by the BHP Billiton Share Department, BHP Billiton, BHP Steel, the Joint Global Coordinators or otherwise.

See Section 3.5 for further information in relation to the conditional and deferred settlement trading of BHP Steel Shares.

1.11 CHESS and holding statements

BHP Steel will apply to participate in CHESS and, in accordance with the Listing Rules and the SCH Business Rules, will maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister.

Holding statements for BHP Steel Shares are expected to be dispatched to successful applicants under the Offer, and to BHP Billiton Limited Shareholders who choose to keep the BHP Steel Shares to which they are entitled under the Scheme to implement the Steel Demerger Proposal, on Wednesday, 24 July 2002.

See Section 3.3 for further information in relation to share subregisters and holding statements.

1.12 Withdrawal, extension or early close of the Offer

BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to withdraw, extend or to close the Offer at any time prior to the announcement of the Final Price and the basis of BHP Steel Share allocations. If the Offer is withdrawn, all Application monies will be refunded. Interest will not be paid on refunded Application monies.

1.13 No brokerage or GST

No brokerage or GST will be payable in respect of BHP Steel Shares transferred to applicants under the Offer.

1.14 Broker stamping fee

Where the Application Form of an Applicant who receives BHP Steel Shares under the Retail Offer bears the code of a member organisation of ASX, the Joint Global Coordinators will pay to that member organisation a broker stamping fee of an amount equal to 1.25% of the total amount paid by the Applicant for BHP Steel Shares received under the Application.

1.15 No underwriting

The Offer is not underwritten.

1.16 Enquiries and further information

Further information regarding the Offer can be obtained by:

- calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time);
- calling your stockbroker, or financial or legal adviser;
- reading a copy of the IOM and those parts of the Scheme Booklet listed in Section 3.9; or
- visiting BHP Billiton's website at www.bhpbilliton.com.

Section 2 Details of the Sale Facility

This Section contains information relevant to those Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell some or all of the BHP Steel Shares to which they are entitled under the Scheme.

2.1 Important dates

Sale Facility election period commences for BHP Billiton Limited Shareholders	9.00 am, Monday, 27 May 2002
Sale Facility election period ends for BHP Billiton Limited Shareholders (excluding Institutional Selling Shareholders) *(last time and date for Sell Forms to be received)*	5.00 pm, Thursday, 4 July 2002
Sale Facility election period ends for Institutional Selling Shareholders	5.00 pm, Friday, 12 July 2002
Final Price and basis of BHP Steel Share allocation announced	Monday, 15 July 2002
Dispatch of payments to Selling Shareholders	Wednesday, 24 July 2002

These dates and times are indicative only. BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to vary the dates and times connected with the Sale Facility without notifying you. All times referred to above are Melbourne time.

2.2 The Sale Facility

The Sale Facility is designed to assist those Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme, without paying brokerage or GST.

The BHP Steel Shares attributable to Ineligible Overseas Shareholders under the Scheme will also be offered for sale under the Sale Facility. BHP Billiton Limited will also offer to sell under the Sale Facility its 6% holding of BHP Steel Shares in order to ensure a minimum supply of BHP Steel Shares under the Offer.

The BHP Steel Shares offered for sale under the Sale Facility by Selling Shareholders, on behalf of Ineligible Overseas Shareholders and by BHP Billiton Limited will form the pool of BHP Steel Shares available for sale under the Offer.

The BHP Billiton Board makes no recommendation as to whether or not a Fully Paid BHP Billiton Limited Shareholder should or should not use the Sale Facility.

You should note that if you sell your BHP Steel Shares under the Sale Facility, the sale proceeds you receive could be higher or lower than if you had waited and sold your BHP Steel Shares on ASX after the Listing Date.

There is no guarantee that the BHP Steel Shares you offer to sell under the Sale Facility will be sold.

2.3 Sale Facility price

BHP Steel Shares will be sold under the Sale Facility at the Final Price determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer.

An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price may be set above, within or below the Indicative Price Range.

In determining the Final Price, regard will be given to a number of factors including:

- the level of demand at various prices at which institutions bid for BHP Steel Shares under the Institutional Offer;
- the level of demand for BHP Steel Shares under the Retail Offer;
- the level of supply from Fully Paid BHP Billiton Limited Shareholders using the Sale Facility;
- an objective for an orderly secondary market for BHP Steel Shares;
- the level of supply at various prices at which institutions tender their BHP Steel Shares under the Sale Facility at the close of the Bookbuild; and
- the objective of getting the best price for BHP Steel Shares reasonably obtainable for the benefit of Selling Shareholders, it being recognised that this will be assisted if investors have an expectation that there will be an orderly secondary market for BHP Steel Shares.

The Final Price may therefore not necessarily be the highest price at which all BHP Steel Shares available under the Sale Facility can be sold.

2.4 How to offer to sell your BHP Steel Shares under the Sale Facility

If you wish to sell your BHP Steel Shares under the Sale Facility (and you are not an Institutional Selling Shareholder), you must use the Sell Form attached to the Instruction Guide. The Sell Form must be completed in accordance with the instructions set out on it. You should note that you can choose to offer to sell some or all of your BHP Steel Shares.

You should return your completed Sell Form to the BHP Billiton Steel Demerger Office in one of the reply paid envelopes provided. Alternatively, you can mail the Sell Form to the BHP Billiton Steel Demerger Office, Reply Paid 1654, Melbourne, Victoria 8060, Australia.

Submission of a Sell Form constitutes an irrevocable offer by you to BHP Billiton Limited to sell the number of BHP Steel Shares you have specified on the Sell Form on the Sale Facility terms (see Section 2.9).

If you are a Selling Shareholder and you are entitled to 125,000 or more BHP Steel Shares under the Scheme, you may also choose to participate in the Sale Facility as an "Institutional Selling Shareholder". As an Institutional Selling Shareholder, you will be able to make offers to sell some or all of your BHP Steel Shares at specified prices. If the Final Price is below the specified price, your BHP Steel Shares will not be sold. Institutional Selling Shareholders can obtain further details relating to the institutional sale process by contacting either of the Joint Global Coordinators.

2.5 Payment of sale proceeds

The proceeds from the sale of your BHP Steel Shares under the Sale Facility will be dispatched to you on or about Wednesday, 24 July 2002. You will receive the sale proceeds by cheque in Australian dollars or, if BHP Billiton Limited so decides, in the currency of the country in which your registered address is located.

2.6 Factors you should consider

BHP Billiton Limited is providing the Sale Facility to assist those Fully Paid BHP Billiton Limited Shareholders who do not wish to keep some or all of the BHP Steel Shares to which they are entitled under the Scheme. However, the BHP Billiton Board makes no recommendation as to whether or not you should use the Sale Facility. You need to take account of your own particular circumstances in making a decision.

You do not have to use the Sale Facility. You can sell your BHP Steel Shares on ASX (through a stockbroker) or privately after the listing of BHP Steel on ASX. However, you may have to pay brokerage or GST.

If you offer to sell your BHP Steel Shares under the Sale Facility, the amount you receive could be higher or lower than if you had waited and sold those BHP Steel Shares on ASX after the Listing Date. Many factors will affect the Final Price and the price of BHP Steel Shares following the listing of BHP Steel on ASX. If you are in any doubt about what you should do, you should contact your stockbroker, or financial or legal adviser.

There may be taxation consequences if you sell your BHP Steel Shares under the Sale Facility. You should read part 7.2 of the Scheme Booklet which discusses the taxation implications for certain BHP Billiton Limited Shareholders of keeping or selling BHP Steel Shares. In considering your taxation position, you should seek your own specific taxation advice for your individual circumstances.

2.7 Acceptance of offers to sell where the size of the Sale Facility exceeds the demand for BHP Steel Shares under the Offer

All Sell Forms under the Sale Facility must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002 (unless that date or time is varied). Institutional Selling Shareholders who wish to offer to sell their BHP Steel Shares must do so by 5.00 pm (Melbourne time) on Friday, 12 July 2002 by contacting and, if required, providing a Sell Form to, either of the Joint Global Coordinators.

If the Sale Facility does proceed, BHP Billiton Limited will first sell under the Sale Facility all of the 6% of BHP Steel Shares held by it on its own behalf. It then intends to sell all of the BHP Steel Shares attributable to Ineligible Overseas Shareholders and, finally, the BHP Steel Shares attributable to other Selling Shareholders. BHP Billiton Limited reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility, even if there are available offers to purchase at the Final Price. After BHP Billiton Limited has sold all of the BHP Steel shares held by it on its own behalf, the final order of selling and the number of BHP Steel Shares sold on behalf of each Selling Shareholder and Ineligible Overseas Shareholder, will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators.

BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to reject any Sell Forms. In addition, BHP Billiton Limited may, after consultation with the Joint Global Coordinators, sell fewer BHP Steel Shares than requested by a Selling Shareholder. BHP Billiton Limited may extend the Sale Facility, or choose not to proceed with the Sale Facility, without notice.

2.8 What if the Sale Facility does not proceed?

If the Sale Facility (and the Offer) does not proceed for any reason, Selling Shareholders will receive the BHP Steel Shares to which they are entitled under the Scheme. Those who still wish to do so may sell their BHP Steel Shares on ASX after the Listing Date.

2.9 Sale Facility terms

As a Selling Shareholder, you:

(a)

(i) agree that you are bound irrevocably to sell under the terms contained herein at the Final Price (subject to paragraph (ii) below):

(aa) the number of BHP Steel Shares specified in your Sell Form (or, where you have not specified a number but returned your signed Sell Form, all of the BHP Steel Shares to which you are entitled under the Scheme); or

(bb) in the case of an Institutional Selling Shareholder and where acceptable to BHP Billiton Limited in its discretion, the number specified in any verbal communication, Sell Form or other communication or other form from the Institutional Selling Shareholder or its authorised representative addressed to BHP Billiton Limited or the Joint Global Coordinators,

or such lesser number of BHP Steel Shares as BHP Billiton Limited may determine in its absolute discretion, and that such number of BHP Steel Shares will form part of the pool of BHP Steel Shares available for sale under the Offer; and

(ii) agree that an Institutional Selling Shareholder may withdraw any Sell Form or other communication referred to in paragraph (a) above prior to the close of the time for receipt of the Sell Form or other communication as specified by BHP Billiton Limited or the Joint Global Coordinators and may specify prices at which some or all of their BHP Steel Shares are to be sold under the terms of the Sale Facility and, if the Final Price is below the specified price, those BHP Steel Shares specified to be sold at prices above the Final Price will not be sold;

(b) acknowledge that none, some or all of your BHP Steel Shares may be sold under the Sale Facility;

(c) agree that BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators may:

(i) determine the allocation of BHP Steel Shares to successful applicants under the Offer;

(ii) determine the number of your BHP Steel Shares to be sold under the Sale Facility; and

(iii) determine which of the BHP Steel Shares of Selling Shareholders or Ineligible Overseas Shareholders or the 6% of BHP Steel Shares held by it are sold under the Sale Facility and, in making that determination, treat Selling Shareholders, Ineligible Overseas Shareholders and itself differently;

(d) agree that BHP Billiton Limited may appoint any person as either its or your agent to assist it in the implementation and administration of the Sale Facility on the terms contained herein and that you give up any right to instruct BHP Billiton Limited or any agent appointed by BHP Billiton Limited in connection with the implementation and administration of the Sale Facility and the Joint Global Coordinators in respect of the sale of BHP Steel Shares under the Sale Facility;

(e) agree that you will only be entitled to receive the Final Price for each of your BHP Steel Shares sold under the Sale Facility;

(f) agree that the Final Price will be determined by BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators;

(g) acknowledge that the Final Price may not be the highest price at which your BHP Steel Shares could be sold under the Sale Facility, or within any indicative price range announced by BHP Billiton Limited, and that the Final Price may be higher or lower than the price at which BHP Steel Shares trade on ASX on the Listing Date or at any later point in time;

(h) agree that BHP Billiton Limited may, in its absolute discretion, at any time determine that your Sell Form is a valid acceptance of these Sale Facility terms even if the Sell Form is incomplete, contains errors or is otherwise defective;

(i) agree that BHP Billiton Limited reserves the right (for any reason) not to proceed with, or to modify the timetable for, the Sale Facility in its absolute discretion;

(j) represent and warrant to any buyer of the BHP Steel Shares that you are entitled to those BHP Steel Shares under the Scheme, and authorise BHP Billiton Limited, each Joint Global Coordinator or any other person nominated by BHP Billiton Limited to make this representation and warranty on your

behalf in connection with the transfer of BHP Steel Shares under the Sale Facility, and that the buyer will acquire good title to your BHP Steel Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind;

(k) agree that BHP Billiton Limited will:

(i) through the BHP Billiton Share Department or BHP Steel's share registry be obtaining and passing on to the Joint Global Coordinators or any other person nominated by BHP Billiton Limited the information and data that is necessary for the administration of the Sale Facility and for the sale of BHP Steel Shares by you; and

(ii) act as your sole authorised representative to give instructions in relation to these matters (including without limitation the sale of your BHP Steel Shares) to the Joint Global Coordinators or any agent or nominee appointed by BHP Billiton Limited in connection with the sale and settlement of your BHP Steel Shares under the Sale Facility;

(l) agree that you will have no recourse against BHP Billiton or the BHP Billiton Directors or BHP Steel or the BHP Steel Directors or the Joint Global Coordinators or their directors in respect of the determination of the Final Price or the number of your BHP Steel Shares sold;

(m) authorise BHP Billiton Limited, before or after registration of the transfer of your BHP Steel Shares to transmit the BHP Steel Shares to any register maintained by BHP Steel, which BHP Billiton Limited in its absolute discretion considers desirable;

(n) authorise BHP Billiton Limited, whether through the BHP Billiton Share Department or BHP Steel's share registry, any other agent or otherwise, to take such action on your behalf as is necessary to effect the sale and settlement of your BHP Steel Shares under the Sale Facility, including transferring to an appointed agent or nominee all of your BHP Steel Shares (to be held as bare nominee on your behalf) in order to facilitate the sale and settlement of your BHP Steel Shares under the Sale Facility and to do all things necessary to effect such a transfer;

(o) acknowledge that the Joint Global Coordinators may give advice to BHP Billiton Limited which is solely for the benefit of BHP Billiton Limited concerning the determination of the Final Price and which may or may not be followed by BHP Billiton Limited and which will not be disclosed to you;

(p) agree that these Sale Facility terms are governed by the laws in force in Victoria, Australia;

(q) agree that the maximum number of BHP Steel Shares to which your Sell Form may relate or which an Institutional Selling Shareholder may specify to be sold under clause (a)(i) above and which you can offer to sell under the Sale Facility are those to which you are entitled under the terms of the Scheme;

(r) agree to such other terms relating to participation in the Sale Facility set out in the Scheme Booklet, the Shareholder Prospectus, the Sale Facility Circular and the Sell Form or, in the case of Institutional Selling Shareholders, such other terms advised to them by BHP Billiton Limited or the Joint Global Coordinators;

(s) agree that in the case of an Institutional Selling Shareholder any verbal communication or other communication or form received as contemplated in paragraph (a)(i) above acts as an acceptance by an Institutional Selling Shareholder of the terms of the Sale Facility contained herein; and

(t) agree, for the purposes of these terms, that "you" or "your" means or refers to a Selling Shareholder, and any defined or capitalised term used in these terms has the same meaning as that term has in the Scheme Booklet, the Shareholder Prospectus or the Sale Facility Circular.

Section 3 Additional information

3.1 The Steel Demerger Proposal

The Offer and the Sale Facility are being conducted as part of the Steel Demerger Proposal. Further details of the Steel Demerger Proposal are set out in part 3 of the Scheme Booklet.

3.2 Relationship with BHP Billiton

If, as it intends, BHP Billiton Limited sells its 6% holding of BHP Steel Shares under the Sale Facility, BHP Billiton Limited will not retain an ownership interest in BHP Steel. However, a number of contractual arrangements have been or will be entered into between BHP Billiton and BHP Steel dealing with the specific ongoing business relationships between BHP Billiton and BHP Steel. These arrangements are summarised in part 3.14, and further details are contained in part 8.14, of the Scheme Booklet.

3.3 CHESS and holding statements

BHP Steel will apply to participate in CHESS and, in accordance with the Listing Rules and the SCH Business Rules, will maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister.

Following the transfer of BHP Steel Shares to successful applicants under the Offer and to BHP Billiton Limited Shareholders who choose to keep the BHP Steel Shares to which they are entitled under the Scheme, BHP Steel Shareholders will receive an initial statement of holding (similar to a bank account statement) that sets out the number of BHP Steel Shares which have been allocated to them. This statement will also provide details of a BHP Steel Shareholder's HIN in the case of a holding on the CHESS subregister, or SRN in the case of holding on the issuer-sponsored subregister. BHP Steel Shareholders will be required to quote their HIN or SRN, as applicable, in all dealings with a stockbroker or the BHP Steel Share Registry.

BHP Steel Shareholders will receive subsequent statements at the end of any month in which there has been a change to their holding on the register and as otherwise required under the Listing Rules.

3.4 Taxation implications

There will be taxation implications associated with owning and disposing of BHP Steel Shares. These taxation implications are discussed in part 7.2 of the Scheme Booklet and section 14 of the IOM. As these implications will depend upon an Applicant's particular circumstances, all Applicants should seek their own taxation advice in relation to the taxation implications of owning and disposing of BHP Steel Shares.

3.5 Conditional and deferred settlement trading

It is expected that trading of BHP Steel Shares on ASX will commence, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002, being the first business day after determination of the Final Price.

The contracts formed on acceptance of applications under the Offer and trades on ASX during conditional trading of BHP Steel Shares will be conditional on settlement occurring under the Selling Agreements.

The Selling Agreements will include certain conditions to settlement and rights of termination in certain circumstances.

Conditional trading will continue until BHP Billiton Limited notifies ASX that settlement under the Selling Agreements has occurred. If BHP Billiton Limited does not give that notice to ASX by 31 July 2002, the conditions will be taken not to have been satisfied, in which case the Offer will be withdrawn, the contracts formed on acceptance of applications under the Offer will be terminated, all conditional trades that may have occurred on ASX during conditional trading of BHP Steel Shares will be cancelled, and all Application monies received in respect of the Offer will be refunded. No interest will be paid on any Application monies which are refunded.

Normal trading of BHP Steel Shares is expected to commence on Thursday, 25 July 2002, being the day after the expected dispatch of holding statements for BHP Steel Shares. If you sell BHP Steel Shares before receiving confirmation of your allocation, you do so at your own risk.

3.6 Disclosure of interests of BHP Steel Directors

Except as set out in this Shareholder Prospectus or the IOM:

- no BHP Steel Director has, or has had in the two years before lodgement of this Shareholder Prospectus, the Retail Prospectus and the IOM with ASIC, an interest in:
  - the formation or promotion of BHP Steel;
  - the Offer; or
  - any property acquired or proposed to be acquired by BHP Steel in connection with its formation or promotion or the Offer; and
- no amounts, whether in cash or shares or options or otherwise, have been paid or agreed to be paid, and no benefit has been given or agreed to be given, to any BHP Steel Director, either to induce them to become, or to qualify them as, a BHP Steel Director, or otherwise for services rendered by them in connection with the promotion or formation of BHP Steel or the Offer.

BHP Steel Directors' shareholdings

BHP Steel Directors are not required under BHP Steel's constitution to hold any BHP Steel

Shares. As at the date of this Shareholder Prospectus, none of the BHP Steel Directors is the beneficial holder of any BHP Steel Shares, or options or other securities in BHP Steel.

However, BHP Steel Directors may acquire BHP Steel Shares pursuant to the Offer (either directly or through associates). BHP Steel Directors who are Fully Paid BHP Billiton Limited Shareholders will be entitled to receive BHP Steel Shares under the terms of the Scheme.

Other interests of BHP Steel Directors

As an employee of BHP Billiton and as President of BHP Steel, Mr Kirby Adams has a remuneration package with fixed and variable components. The payment of the variable component is linked to a number of financial and non-financial objectives of BHP Billiton agreed with the Managing Director and Chief Executive Officer of BHP Billiton and the BHP Billiton Board, including the successful listing of BHP Steel on ASX. Under the variable component relating to the listing of BHP Steel on ASX, Mr Adams may be eligible to receive up to an additional $270,000 from BHP Billiton.

In addition, because Mr Adams will cease to be employed by BHP Billiton as a consequence of the Steel Demerger, he will be entitled to exercise 50,000 performance rights which he holds under the BHP Billiton Performance Share Plan, without reference to the performance hurdles, earlier than he would otherwise have been able to.

Non-executive BHP Steel Directors' fees

BHP Steel's constitution provides that the maximum aggregate remuneration of non-executive BHP Steel Directors will not be more than $1.75 million (including superannuation) or any other amount decided by the company at a general meeting. The BHP Steel Directors may divide that remuneration among the non-executive BHP Steel Directors as they decide.

A non-executive BHP Steel Director may not be paid a commission or percentage of operating revenue.

The BHP Steel Directors have resolved that, from their appointment, the Chairman, Mr Graham Kraehe, will be paid $280,000 per annum, and the Deputy Chairman, Mr Ron McNeilly, will be paid $140,000 per annum. Each of the other non-executive BHP Steel Directors will be paid $100,000 per annum. Non-executive BHP Steel Directors will also be paid $10,000 for each BHP Steel Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each BHP Steel Director will be paid in addition to the fees set out above.

It is not intended that the non-executive BHP Steel Directors will be paid retirement benefits.

The non-executive BHP Steel Directors will also be paid an amount for time spent in preparing to become BHP Steel Directors prior to their formal appointment as BHP Steel Directors on 10 May 2002. The amounts to be paid range between $30,000 and $70,000 for each non-executive BHP Steel Director, except for Mr Kraehe, who will receive approximately $170,000.

Deeds of Access, Insurance and Indemnity for BHP Steel Directors

BHP Steel has entered into a Deed of Access, Insurance and Indemnity with each BHP Steel Director (Deed). In broad terms, the Deed:

- provides an ongoing indemnity to the fullest extent permitted by law against liabilities arising as a result of acting as a BHP Steel Director, an officer of a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for related legal costs;
- requires BHP Steel to use its best endeavours to maintain a D & O insurance policy insuring against any liability incurred by the BHP Steel Director in the BHP Steel Director's capacity as an officer of BHP Steel during the BHP Steel Director's term of office and for seven years after that; and
- confirms the BHP Steel Director's statutory right of access, both while in office and after ceasing to be a BHP Steel Director, to BHP Steel Board papers and other BHP Steel documents relating to the BHP Steel Director's period of office for the purposes of legal proceedings in which the BHP Steel Director may become involved.

BHP Steel's constitution requires BHP Steel to indemnify the BHP Steel Directors and authorises BHP Steel to enter into these Deeds with the BHP Steel Directors. These Deeds have been entered into with each BHP Steel Director at the time of their appointment to the BHP Steel Board.

BHP Billiton Limited indemnity for the BHP Steel Directors

BHP Billiton Limited has agreed to indemnify the BHP Steel Directors to the maximum extent permitted by law against any liability to any person incurred by the BHP Steel Director in connection with the Steel Demerger. In addition, BHP Billiton Limited is entitled to take control of any action against the BHP Steel Director that could lead to any payment to a BHP Steel Director under the indemnity and to seek reimbursement from the BHP Steel Director if any payment is subsequently found not to be authorised by law, under the indemnity or which the BHP Steel Director is insured for.

Indemnification under the BHP Steel constitution

BHP Steel Directors are also indemnified by BHP Steel under the BHP Steel constitution (see above under "Deeds of Access, Insurance and Indemnity for BHP Steel Directors").

3.7 Expenses of the Offer

Total transaction costs of the Steel Demerger (which includes the Offer) are estimated at $65 million. Of the total cost, $47 million will be borne by BHP Billiton, primarily relating to the Offer, the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents, and $18 million will be borne by BHP Steel, primarily relating to one-off costs associated with establishing BHP Steel as an independent listed company and the raising of its external debt. The expenses to be borne by BHP Billiton include the fees payable, if the Offer is successfully completed, to the Joint Global Coordinators, other Syndicate Members and other brokers equal to 3.0% - 3.5% of the gross proceeds of the Offer. The level of fees payable will vary according to the gross proceeds of the Offer.

3.8 Regulatory

BHP Billiton and BHP Steel have obtained from ASIC and ASX certain modifications, waivers and confirmations in respect of the Offer.

A summary of these modifications, waivers and confirmations is set out in section 19.15 of the IOM.

3.9 Scheme Booklet and IOM

A Scheme Booklet dated 13 May 2002 and an IOM dated 13 May 2002 have been prepared and lodged with ASIC. The Scheme Booklet and the IOM contain detailed financial and other information about BHP Steel and expand on many of the matters dealt with in this Shareholder Prospectus.

The IOM and certain parts of the Scheme Booklet are taken to be included in this Shareholder Prospectus in accordance with section 712 of the Corporations Act. The parts of the Scheme Booklet taken to be included in this Shareholder Prospectus are part 3.1 – Elements of the Steel Demerger Proposal, part 3.2 – Sale Facility, part 3.3 – Offer, part 3.14 – Separation matters, part 4 – Information on BHP Steel, part 5 – Financial information on BHP Steel, part 7.2 – Australian taxation consequences of the Capital Reduction and the Scheme, part 8.9 – Impact of the Steel Demerger Proposal on BHP Steel employees; part 8.11 – Official quotation of BHP Steel Shares, part 8.13 – ASIC relief and ASX waivers, part 8.14 – Significant contracts, part 8.15 – Overview of BHP Steel constitution, part 8.16 – Dividend reinvestment plan, part 8.17 – ASX listing, part 8.18 – CHESS and issuer sponsorship, part 8.19 – Auditor, part 8.20 – BHP Steel Directors' remuneration, part 8.21 – Indemnities for BHP Steel Directors, part 8.24 – Capital raising by BHP Steel, part 8.25 – Regulatory and legal, part 8.26 – Supplementary information, Glossary; Annexure A – Investigating Accountant's Report and pro forma combined financial statements by Arthur Andersen, Annexure B – Report on Forecast Financial Information by Arthur Andersen and Annexure C – Significant differences between Australian GAAP and US GAAP.

A copy of the Scheme Booklet accompanies this Shareholder Prospectus.

Much of the information in the IOM and the relevant parts of the Scheme Booklet are primarily of interest to professional analysts, advisers or investors with specialist information needs.

The following is an overview of the material additional information contained in the relevant parts of the Scheme Booklet and the IOM that has not been set out in full in this Shareholder Prospectus:

- further details in respect of the Institutional Offer and institutional allocation policy (see section 2 of the IOM);
- detailed information in respect of the steel industry and markets in which BHP Steel operates (see part 4.2 of the Scheme Booklet and section 6 of the IOM);
- detailed information in respect of BHP Steel's business including its business strengths, business strategy, sales and distribution, facilities and processes, corporate office and group functions and employees (see part 4 of the Scheme Booklet and section 7 of the IOM);
- details in relation to the BHP Steel Board, BHP Steel's senior management and employees (see part 4.3.9 of the Scheme Booklet and section 11 of the IOM);
- details concerning BHP Steel's selected pro forma historical financial and operating information (see parts 5.1 to 5.5 of the Scheme Booklet and section 8 of the IOM) and the Investigating Accountant's Report (see Annexure A of the Scheme Booklet and Annex A of the IOM);
- management's discussion and analysis of BHP Steel's financial condition and results of operations (see parts 5.1 to 5.5 of the Scheme Booklet and section 9 of the IOM);
- details concerning BHP Steel's forecast financial information (see part 5.7 of the Scheme Booklet and section 10 of the IOM) and the Report on forecast financial information (see Annexure B of the Scheme Booklet);

- a description of the rights and liabilities attaching to BHP Steel Shares (see part 8.15 of the Scheme Booklet and section 13 of the IOM);
- information on taxation considerations relating to investors (see part 7.2 of the Scheme Booklet and section 14 of the IOM);
- a summary of the key terms of the Selling Agreement and the Subscription Agreement to be entered into between BHP Billiton Limited, BHP Steel Limited and the Joint Global Coordinators (see section 16 of the IOM);
- a description of the Steel Demerger Proposal (see part 3.1 of the Scheme Booklet);
- further details of the relationship between BHP Billiton and BHP Steel including the organisational restructuring, the capital restructuring and ongoing commercial arrangements (see parts 3.14 and 8.14 of the Scheme Booklet);
- details on the Long Term Incentive Plan for certain employees of BHP Steel (see part 8.9 of the Scheme Booklet and section 19.2 of the IOM);
- a description of the consents obtained from experts and other persons named in this Shareholder Prospectus, the Retail Prospectus and the IOM, their interests and certain disclaimers (see section 19.13 of the IOM);
- further details in relation to modifications, waivers and confirmations received from ASIC and ASX (see part 8.13 of the Scheme Booklet and section 19.15 of the IOM);
- the Investigating Accountant's Report and pro forma combined financial statements by Arthur Andersen (see Annexure A of this Scheme Booklet and Annex A of the IOM); and
- Report on forecast financial information by Arthur Andersen (see Annexure B of this Scheme Booklet and Annex A of the IOM).

If you consider that the information in the IOM or the parts of the Scheme Booklet listed in this Section 3.9 might assist you in making your decision, you may obtain a printed copy free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or you may download a copy from the internet at www.bhpbilliton.com.

3.10 Consent to lodgement

Each director of BHP Billiton Limited has consented to the lodgement of this Shareholder Prospectus with ASIC as required by section 720 of the Corporations Act.

Glossary

Certain key terms and abbreviations used in this Shareholder Prospectus have defined meanings which are explained below. Other terms and abbreviations used in this Shareholder Prospectus have the defined meanings explained in the glossary on pages 121 to 125 of the Scheme Booklet.

ABN AMRO Rothschild
means ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited, trading as ABN AMRO Rothschild.

Applicant
means a person who lodges an Application Form.

Application
means an application to purchase BHP Steel Shares under the Retail Offer.

Application Form
means a Buy Form, or an application form attached to the Retail Prospectus.

ASIC
means the Australian Securities and Investments Commission.

ASX
means Australian Stock Exchange Limited.

BHP Billiton
means BHP Billiton Limited and BHP Billiton Plc as a dual listed company and/or any or all of their controlled entities, as the case requires.

BHP Billiton Board
means the board of directors of BHP Billiton Limited and/or the board of directors of BHP Billiton Plc, as the case requires.

BHP Billiton Director
means a director of BHP Billiton Limited and/or a director of BHP Billiton Plc, as the case requires.

BHP Billiton Limited
means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Share
means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder
means a holder of Fully Paid BHP Billiton Limited Shares and/or Partly Paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc
means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Share Register
means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Steel
means BHP Steel Limited and/or any or all of its controlled entities and/or the businesses to be operated by it, as the case requires.

BHP Steel Board
means the board of directors of BHP Steel.

BHP Steel Director
means a director of BHP Steel.

BHP Steel Limited
means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Share
means a fully paid ordinary share in the capital of BHP Steel.

BHP Steel Shareholder
means a holder of BHP Steel Shares.

Bookbuild
means the bookbuild process conducted as part of the Institutional Offer. Under the Bookbuild, participants in the Institutional Offer are able to specify numbers of BHP Steel Shares they wish to apply to buy or offer to sell at specified prices.

Broker Firm Offer
means the broker firm offer described in Section 1.5.

Buy Form
means the form of that name attached to the Instruction Guide.

Co-manager
means each of the parties identified in the Directory as a Co-manager.

Co-lead Manager
means each of the parties identified in the Directory as a Co-lead Manager.

Corporations Act
means Corporations Act 2001 (Cwlth).

Final Price
means the price at which BHP Steel Shares will be sold to successful Applicants under the Retail Offer and to successful bidders under the Institutional Offer.

financial year
means the period from 1 July to 30 June inclusive.

Fully Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder
means a registered holder of Fully Paid BHP Billiton Limited Shares.

General Public Offer
means the general public offer described in Section 1.5.

Indicative Price Range
means $2.60 to $3.30 per BHP Steel Share.

Institutional Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to Australian institutional investors and participating member organisations of ASX, and to the extent permitted by applicable law, international institutional investors.

Institutional Offer Memorandum or IOM
means the document of that name (dated 13 May 2002 and lodged with ASIC on that date) relating to the Institutional Offer.

Institutional Selling Shareholder
means a Selling Shareholder who is or will be entitled under the Scheme to 125,000 or more BHP Steel Shares or such other BHP Billiton Limited Shareholder which BHP Billiton Limited considers should be treated as an institutional selling shareholder for the purposes of selling BHP Steel Shares under the terms of the Sale Facility.

Instruction Guide
means the document of that name accompanying this Shareholder Prospectus.

Joint Global Coordinators
means ABN AMRO Rothschild and Credit Suisse First Boston Australia Limited.

Legal Separation Date
means Monday, 22 July 2002, or such other date as determined by the BHP Billiton Board.

Listing Date
means the date on which trading in BHP Steel Shares (on a conditional and deferred settlement basis or otherwise) commences on ASX.

Listing Rules
means the official listing rules of ASX.

Non Eligible Shareholder
means a Fully Paid BHP Billiton Limited Shareholder who is not permitted under applicable laws or regulations in certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme.

Offer
means the Retail Offer and the Institutional Offer.

Offer to BHP Billiton Limited Shareholders
means the offer to BHP Billiton Limited Shareholders described in Section 1.5.

Participating Broker
means a member of ASX or the New Zealand Stock Exchange who is offered a firm allocation of BHP Steel Shares under the Offer but who is not a Syndicate Member.

Retail Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand.

Retail Prospectus
means the prospectus of that name (dated 13 May 2002 and lodged with ASIC on that date) relating to the Retail Offer.

Sale Agent
means BHP Billiton Limited or such other person nominated by BHP Billiton Limited to sell or facilitate the transfer of the BHP Steel Shares attributable to Selling Shareholders and Ineligible Overseas Shareholders under the terms of the Scheme and the Sale Facility and who will hold those BHP Steel Shares as agent of those Selling Shareholders and Ineligible Overseas Shareholders.

Sale Facility
means the facility to be established and implemented by BHP Billiton Limited under which eligible Fully Paid BHP Billiton Limited Shareholders may sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme.

Scheme
means the scheme of arrangement between BHP Billiton Limited and BHP Billiton Limited Shareholders, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet
means the booklet of that name which includes the Scheme, the explanatory statement required by Part 5.1 of the Corporations Act and the notices of meetings.

Sell Form
means the form of that name attached to the Instruction Guide or such other form as BHP Billiton may permit or agree in connection with the sale of BHP Steel Shares by an Institutional Selling Shareholder.

Selling Agreements
means the agreements to be entered into between BHP Billiton Limited, BHP Steel Limited and the Joint Global Coordinators relating to the sale of BHP Steel Shares under the Institutional Offer and the Retail Offer.

Selling Shareholder
means a Fully Paid BHP Billiton Limited Shareholder (other than a Non Eligible Shareholder) who elects to sell under the Sale Facility some or all of the BHP Steel Shares to which they are entitled under the Scheme.

Shareholder Prospectus
means this prospectus (dated 13 May 2002 and lodged with ASIC on that date) relating to the Retail Offer and the Sale Facility.

Steel Demerger
means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in the Scheme Booklet, including in accordance with the terms of the Scheme.

Steel Demerger Proposal
means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Syndicate Member
means each of the Joint Global Coordinators, the Co-lead Managers and the Co-managers.

US
means United States of America.

A$, $ or cents
means the lawful currency of Australia.

Directory

BHP Steel Limited
Registered Office

Level 11
120 Collins Street
Melbourne VIC 3000
Australia

BHP Billiton Limited
Registered Office

Level 45, Bourke Place
600 Bourke Street
Melbourne VIC 3000
Australia

BHP Steel Share Registry
ASX Perpetual Registrars Limited

Level 4
333 Collins Street
Melbourne VIC 3000
Australia

Legal Adviser
Mallesons Stephen Jaques

Level 28, Rialto
525 Collins Street
Melbourne VIC 3000
Australia

Auditor and Investigating Accountant
Arthur Andersen

363 George Street
Sydney NSW 2000
Australia

Joint Global Coordinators
ABN AMRO Rothschild

Level 29, ABN AMRO Tower
cnr Phillip and Bent Streets
Sydney NSW 2000
Australia
Telephone: 1800 777 946
www.abnamro.com.au

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Telephone: 02 8205 4400
www.csfb.com.au

Co-lead Managers
JBWere Limited

Level 16
101 Collins Street
Melbourne VIC 3000
Telephone: 1800 003 355
www.jbwere.com.au

Salomon Smith Barney Australia Securities Pty Ltd

Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000
Telephone: 131 370
www.ssmb.com.au

Co-managers
ABN AMRO Morgans Limited

Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Telephone: 1800 777 946
www.abnamromorgans.com.au

Bell Potter Securities Limited

Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000
Telephone: 02 9255 7200
www.bellpotter.com.au

Challenger First Pacific Limited

Level 17, AMP Place
10 Eagle Street
Brisbane QLD 4000
Telephone: 07 3238 6555
www.challengerfirst.com

Commonwealth Securities Limited

Level 6
120 Pitt Street
Sydney NSW 1155
Telephone: 131 519
www.commsec.com.au

J.P. Morgan Australia Limited

Level 26, Grosvenor Place
225 George Street
Sydney NSW 2000
Telephone: 1800 180 007
www.jpmorgan.com.au

Macquarie Equities Limited

Level 19
20 Bond Street
Sydney NSW 2000
Telephone: 1800 621 656
www.macquarie.com.au

Designed and produced by Armstrong Miller+McLaren Melbourne + Sydney, Australia


www.bhpsteel.com


SEC File
No. 82-34676


BHPSTEEL

Offer by BHP Billiton of BHP Steel Shares

Retail Prospectus

Joint Global Coordinators

ABN AMRO Rothschild, Credit Suisse First Boston

This Retail Prospectus is dated 13 May 2002 and was lodged by BHP Billiton Limited with the Australian Securities and Investments Commission (ASIC) on that date. Application will be made for the listing and quotation of BHP Steel Shares on the Australian Stock Exchange Limited (ASX) within seven days after the date of this Retail Prospectus. Neither ASIC nor ASX takes any responsibility for the contents of this Retail Prospectus. The fact that ASX may admit BHP Steel to the ASX official list and quote BHP Steel Shares is not to be taken in any way as an indication of the merits of BHP Steel or the merits of the Offer. The expiry date of this Retail Prospectus is the date that is 13 months after the date of this Retail Prospectus. No securities will be sold on the basis of this Retail Prospectus later than that expiry date.

Before deciding to invest in BHP Steel, you should read and understand the entire Retail Prospectus and, in particular, in considering the prospects of BHP Steel, you should consider the assumptions underlying the forecast financial information and the risk factors that could affect BHP Steel's financial performance. You should carefully consider these factors in light of your personal circumstances (including financial and taxation issues) and seek advice from your professional adviser before deciding whether to invest. No assurance is given that any forecast or prospective information or representation included or made in this Retail Prospectus or the Institutional Offer Memorandum will be achieved.

No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Retail Prospectus or the Institutional Offer Memorandum. Any information or representation not so contained may not be relied on as having been authorised by BHP Billiton or BHP Steel in connection with the Offer.

Institutional Offer Memorandum (IOM)

Investors should note that a more detailed Institutional Offer Memorandum dated 13 May 2002 has also been prepared and lodged with ASIC. The IOM contains detailed financial and other information about BHP Steel and expands on many of the matters dealt with in this Retail Prospectus. The IOM is taken to be included in this Retail Prospectus in accordance with section 712 of the Corporations Act.

Much of the information in the IOM is primarily of interest to professional analysts, advisers or investors with specialist information needs. If you consider that the information in the IOM might assist you in making your investment decision, you may obtain a printed copy free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or you may download a copy from the internet at www.bhpbilliton.com. An overview of the material additional information contained in the IOM is contained in Section 8.11 of this Retail Prospectus.

Restrictions on distribution

This Retail Prospectus does not constitute an offer or invitation to purchase BHP Steel Shares to any person who is not a resident in Australia or New Zealand. The distribution of this Retail Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Retail Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

BHP Steel Shares have not been, and will not be, registered under the US Securities Act of 1933 (Securities Act) and may not be offered, sold or resold in, or to persons in, the US except in accordance with an available exemption from registration. Any offer, sale or resale of BHP Steel Shares in the US by a dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if made prior to 40 days after the date on which the Final Price is determined and the BHP Steel Shares are allocated under the Offer or if such BHP Steel Shares were purchased by a dealer under the Offer.

Electronic Retail Prospectus

This Retail Prospectus is available in electronic form on the internet at www.bhpbilliton.com only to persons within Australia and New Zealand. The electronic form of this Retail Prospectus does not include an Application Form. Applications for BHP Steel Shares may only be made under this Retail Prospectus on the Application Form included with or attached to a printed copy of this Retail Prospectus. A printed copy of this Retail Prospectus is available free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time).

Definitions and glossary

Certain terms and abbreviations used in this Retail Prospectus have defined meanings, which are explained in the glossary on pages 53 and 54 of this Retail Prospectus.

The financial amounts in this Retail Prospectus are expressed in Australian currency unless otherwise stated.

If you have any questions about the procedure for investing in BHP Steel or how to complete the Application Form, please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or contact your stockbroker, or financial or legal adviser.

Offer by BHP Billiton of BHP Steel Shares

Retail Prospectus

Contents


Overview

BHP Steel is the leading steel company in Australia and New Zealand, supplying around 80% of all flat steel products sold in these markets. The company's products play a big part in people's everyday lives, being vital components in suburban houses, landmark buildings and structures, popular makes of cars, and containers for food and beverages.

BHP Steel specialises in the production of flat steel products, including slab, hot rolled coil, cold rolled coil, plate, tinplate and value-added metallic coated and pre-painted steel products. Its steelworks at Port Kembla in New South Wales is the largest steel production facility in Australia and one of the world's lowest-cost producers of steel products. The company also operates the only flat products steelworks in New Zealand and has a 50% share in the North Star BHP Steel mini-mill in Ohio, in the US. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia. These plants are complemented by a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company.

The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East, the Pacific and elsewhere with purpose-designed products backed by comprehensive after-sales service, technical support and transport and logistics capability. Through its e-commerce network, the company also provides customers with the ability to directly place and monitor orders.

BHP Steel's products and markets are different to Australia's other listed steel companies, OneSteel and Smorgon Steel, which mainly produce long steel products including rail, rod, bar, wire, pipes, tubes and structural products. They are customers of BHP Steel, converting its steel into pipes and tubes, and they are also important distributors of BHP Steel products.

Going forward, BHP Steel is focused on enhancing its manufacturing excellence, further reducing costs, maintaining value in its existing businesses and pursuing selected growth opportunities, particularly in the company's primary markets of Australia, New Zealand and Asia.


Investment
highlights

As the leading steel company in Australia and New Zealand, BHP Steel will rank among the leading industrial corporations on ASX.

BHP Steel is part of Australia's industrial history with a proud heritage dating back to 1915. It is the largest steel company in Australia and New Zealand and one of the better performing companies in the competitive global steel industry.

BHP Steel's key strengths include its low-cost operations, strong brands, leading domestic market positions, and a growing presence in the markets of Asia.

When listed, BHP Steel will rank among the leading industrial corporations on ASX, with assets exceeding $4.7 billion and annual sales approaching $5 billion. Based on the indicative price range of $2.60 to $3.30 per BHP Steel share, the company will have a market capitalisation of between $2.1 billion and $2.6 billion.

Performing solidly in a tough industry through hard times shows the underlying strength of the business.

In the demanding business environment of the last three financial years – which has included historical lows in global steel prices – BHP Steel has performed strongly. Over that time, BHP Steel has generated net operating and investing cash flows (before borrowing costs and income tax) of approximately $1.7 billion in aggregate.

For the year ending 30 June 2003, it is expected that BHP Steel will generate sufficient operating cash flows to support its planned business reinvestment, financing costs and intended dividend policy. The forecast cash flow statement together with the material assumptions in relation to that cash flow are set out in Section 5.3.

BHP Steel is maintaining a focus on reducing costs, improving productivity, optimising its capital, consolidating its domestic market position and expanding its presence in Asia. All of these factors help to position BHP Steel to benefit from a recovery in global steel pricing.


Investment highlights
Zincalume®
Colorbond®
Galvaspan®
COLORSTEEL®
Galvabond®

The brands of BHP Steel are market leaders in Australia and New Zealand and have a strong presence in Asia.

You may know BHP Steel best for its value-added brands including COLORBOND® pre-painted steel (known as COLORSTEEL® in New Zealand), ZINCALUME® zinc/aluminium alloy-coated steel, GALVABOND® zinc-coated steel and GALVASPAN® zinc-coated steel – all leaders in their markets in Australia and New Zealand.

In Asian markets, BHP Steel is continuing to develop branded products tailored to meet specific regional needs, such as Clean COLORBOND® steel which is resistant to tropical discolouration. Other successful brands include PrimaDesa™ pre-painted steel in Malaysia, and Truzinc™ in Thailand.

BHP Steel has led the way in developing tailored solutions to customers' product requirements.

Focused on being responsive to customers' needs, BHP Steel is widely recognised for fostering the development of innovative steel solutions through its own research and through strategic alliances with world-leading technical partners.

BHP Steel has a history of innovation in product applications and process improvements. It is a leader in coating technologies. Solid paint technology is another area of innovation, and commercialisation options are currently being pursued. The company is continuing to explore opportunities to break new ground in steel markets.



The markets BHP Steel has been building throughout Asia offer exciting growth potential.

Having traded in Asia for over six decades, BHP Steel has forged strong relationships based on trust and reliability – principles highly valued in the region. This has allowed the company to build a strong market profile and attract an expanding range of customers throughout Asia.

To serve customers' needs directly, over recent years BHP Steel has built manufacturing facilities in a number of Asian countries and these are now operating efficiently and growing rapidly in profitability. The company is looking to further develop these established businesses and take advantage of the significant potential for growth in countries such as China and Vietnam.

BHP Steel's pursuit of these and other growth opportunities is supported by its robust balance sheet. As at 31 December 2001, the company had pro forma net debt of $609 million against assets of more than $4.7 billion.

Dividend yield reflecting strong forecast financial peformance

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents per share in October 2003. This is a dividend yield on BHP Steel shares of 7.7% to 6.1% based on the indicative price range of $2.60 to $3.30 per BHP Steel share.

Section 5.4 outlines the main factors relevant to any dividend, including the franking position. Section 5.3 sets out the basis of the forecast financial information, the underlying assumptions and a sensitivity analysis. The final price may be set above, within or below the indicative price range.

BHP Steel's board and management have strong credentials and a commitment to creating shareholder value.

BHP Steel has an experienced and energetic board of directors and management team dedicated to maximising value for shareholders.

Under their leadership, BHP Steel will pursue a strategy to:

- grow by developing steel-inspired solutions for customers, leveraging the company's brand strength, and expanding its Asian markets; and
- enhance earnings and shareholder returns through continued productivity improvements, cost reductions and disciplined management of capital.


BHPSTEEL

BHP Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000

Letter from the Chairman of BHP Steel

13 May 2002

Dear investor

The demerger of BHP Steel from BHP Billiton is an exciting development for investors, who will now be able to invest directly in BHP Steel shares, as outlined in this Retail Prospectus issued by BHP Billiton Limited.

BHP Steel can trace its origins back to 1915. Since that time it has grown to become the leading steel company in Australia and New Zealand, with a strong presence throughout Asia. This position has been achieved through the efforts of management and employees. They have worked hard and made tough decisions to reduce costs and improve productivity, so that today, BHP Steel is one of the world's lowest cost producers. This cost drive has been complemented by a focus on meeting customers' needs. I know this from previous experience as chief executive officer of one of BHP Steel's major customers. The leading market positions that the company's products command are testament to this customer-focused strategy, and its strong brands.

BHP Steel now has the opportunity to build on its proud history and grow as a strong and independent Australian industrial company. I accepted the chairmanship of BHP Steel because of the potential of the company, and am looking forward to working with the new BHP Steel board, Managing Director and Chief Executive Officer, Kirby Adams, and BHP Steel's senior management team, to realise the company's goals and provide solid returns to shareholders.

Under this Retail Prospectus, you may apply for BHP Steel shares that are to be offered for sale under the sale facility established by BHP Billiton in connection with the Steel Demerger. These shares comprise:

- BHP Billiton Limited's 6% shareholding in BHP Steel;
- the BHP Steel shares that BHP Billiton Limited shareholders are entitled to receive as a result of the Steel Demerger and have elected to sell under the sale facility; and
- the BHP Steel shares that will be sold on behalf of BHP Billiton Limited shareholders, in specific overseas jurisdictions, who are ineligible to receive those shares.

This Retail Prospectus contains comprehensive details about BHP Steel. For example, the indicative price range for BHP Steel shares and anticipated dividend and dividend yields (and the basis of their calculation) are set out on page 8. Also, the financial forecasts for BHP Steel, and the key assumptions and sensitivities on which they are based, are set out in Section 5. I encourage you to read this Retail Prospectus carefully.

On behalf of BHP Steel's directors, I look forward to welcoming you as a shareholder.

Yours sincerely,

Graham Kraehe
Chairman

Key information

Retail Offer opens	9.00 am, Monday, 27 May 2002
Retail Offer closes *(last time and date for Application Forms to be received)*	5.00 pm, Thursday, 4 July 2002
Institutional Offer opens (Bookbuild opening date)	9.00 am, Tuesday, 9 July 2002
Institutional Offer closes (Bookbuild closing date)	5.00 pm, Friday, 12 July 2002
Final Price and basis of BHP Steel Share allocation announced	Monday, 15 July 2002
Listing Date *(BHP Steel Shares commence trading on ASX on a conditional and deferred settlement basis)*	Monday, 15 July 2002
Dispatch of holding statements for BHP Steel Shares	Wednesday, 24 July 2002
Normal trading of BHP Steel Shares	Thursday, 25 July 2002
Settlement of all deferred trades in BHP Steel	Tuesday, 30 July 2002

These dates and times are indicative only. BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to vary the dates and times connected with the Offer (including, without limitation, the closing date of any part of the Offer) without notifying you. If you wish to apply for BHP Steel Shares, you are encouraged to submit your Application as soon as possible. All times referred to above are Melbourne time.

How to apply

You can apply for BHP Steel Shares by completing the Application Form (in accordance with the instructions on it) and returning it to:

BHP Billiton Steel Demerger Office
Reply Paid 1654
Melbourne, Victoria 8060
Australia

Your Application must also be accompanied by a cheque or bank draft for an amount equal to the Australian dollar amount of BHP Steel Shares applied for in the Application. All cheques or bank drafts must be in Australian Dollars drawn on an Australian branch of an Australian bank and made payable to "BHP Steel Share Offer". The minimum Application is $3,000 per Application and then in multiples of $100.

All Applications must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002, which is the closing date for the Retail Offer. BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right, without notice, to vary this date to make it earlier or later.

Prior to making an investment decision, you should carefully consider all of the information contained in this Retail Prospectus, including the risk factors set out in Section 7.

If you have any questions about the procedure for investing in BHP Steel or how to complete the Application Form, please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or contact your stockbroker, or financial or legal adviser.

Section 1 Details of the Offer

1.1 Offer statistics

Offer Statistics	
Minimum Application under this Retail Prospectus	$3,000 per Application and then in multiples of $100
Indicative Price Range	$2.60 to $3.30 per BHP Steel Share
Intended minimum number of BHP Steel Shares offered[1]	54 million
Estimated number of BHP Steel Shares on issue on the Listing Date	792 million
Market capitalisation[2]	$2.1 billion - $2.6 billion
EV[3] / EBITDA[4] (2003F)*	4.4x - 5.3x
P/E[5] (2003F)*	8.1x - 10.3x
Dividend[6] (2003F)*	20 cents per BHP Steel Share
Dividend yield[7] (2003F)*	7.7% - 6.1%
Net debt/net debt plus equity[8] Pro forma as at 31 December 2001	18.2%

[1] The intended minimum number of BHP Steel Shares offered consists of the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders under the Sale Facility established by BHP Billiton Limited in connection with the Steel Demerger Proposal. Refer to Section 1.2 for further details.

[2] The range is based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share. The Final Price may be set above, within or below the Indicative Price Range.

[3] EV means enterprise value calculated as market capitalisation (based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share) plus estimated net debt (which is based on the pro forma statement of financial position as at 31 December 2001 set out in Section 5.2 of this Retail Prospectus or Section 8 of the IOM and is calculated as interest-bearing liabilities less cash assets) plus outside equity interests.

[4] EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after normalisation adjustments set out in section 8 of the IOM.

[5] P/E means market capitalisation (based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share) divided by net profit (as shown in the forecast financial information set out in Section 5.3).

[6] Refer to Section 5.4 for a discussion of the dividends expected to be paid of nine cents per BHP Steel Share in April 2003 and 11 cents per BHP Steel Share in October 2003 and BHP Steel's franking position.

[7] The forecast dividend yield range is based on the Indicative Price Range of $2.60 to $3.30 per BHP Steel Share, the forecast financial information set out in Section 5.3 and the dividends expected to be paid in April and October 2003 discussed in Section 5.4.

[8] Net debt/net debt plus equity is based on the pro forma statement of financial position as at 31 December 2001 set out in Section 5.2 and is calculated as net debt (interest-bearing liabilities less cash assets) divided by the sum of net debt plus shareholders' equity and expressed as a percentage.

** Refer to Section 5.3 for the basis of the forecast financial information, the underlying assumptions and a sensitivity analysis. The forecast financial information is sensitive to, amongst other things, hot rolled coil prices.*

1.2 BHP Steel Shares offered

It is intended that the Offer will consist of a minimum of 54 million BHP Steel Shares, being the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders under the Sale Facility established by BHP Billiton Limited in connection with the Steel Demerger Proposal (see Section 8.1 for a summary of the Steel Demerger Proposal). The BHP Steel Shares to be offered for sale by BHP Billiton under the Sale Facility represent 6% of the BHP Steel Shares on issue.

The BHP Steel Shares which eligible Fully Paid BHP Billiton Limited Shareholders offer to sell under the Sale Facility will also form part of the pool of BHP Steel Shares for sale under the Offer. Accordingly, the actual number of BHP Steel Shares being offered for sale under the Offer is expected to exceed 54 million BHP Steel Shares.

If BHP Billiton Limited retains any of its own BHP Steel Shares following the completion of the Sale Facility, BHP Billiton Limited will not dispose of any of these BHP Steel Shares for a minimum period of 180 days from the Listing Date other than with the prior approval of the Joint Global Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

1.3 The Offer

Structure

The Offer is structured in two parts:

- the Retail Offer — comprising a General Public Offer (including a Broker Firm Offer) and an Offer to BHP Billiton Limited Shareholders; and
- the Institutional Offer — details of which are contained in the IOM.

The allocation of BHP Steel Shares offered between the Retail Offer and the Institutional Offer will be determined by BHP Billiton after consultation with the Joint Global Coordinators.

Offer pricing

Successful Applicants under the Retail Offer and successful applicants under the Institutional Offer will pay the Final Price per BHP Steel Share. The Final Price will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer.

An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price may be set above, within or below the Indicative Price Range.

In determining the Final Price, regard will be given to a number of factors including:

- the level of demand at various prices at which institutions bid for BHP Steel Shares under the Institutional Offer;
- the level of demand for BHP Steel Shares under the Retail Offer;
- the level of supply from Fully Paid BHP Billiton Limited Shareholders using the Sale Facility;
- an objective for an orderly secondary market for BHP Steel Shares;
- the level of supply at various prices at which institutions tender their BHP Steel Shares under the Sale Facility at the close of the Bookbuild; and
- the objective of getting the best price for BHP Steel Shares reasonably obtainable for the benefit of Fully Paid BHP Billiton Limited Shareholders selling under the Sale Facility, it being recognised that this will be assisted if investors have an expectation that there will be an orderly secondary market for BHP Steel Shares.

The Final Price may therefore not necessarily be the highest price at which all BHP Steel Shares available under the Offer can be sold.

The Final Price is expected to be announced on Monday, 15 July 2002.

1.4 The Retail Offer

Structure

The Retail Offer comprises:

- General Public Offer

  The General Public Offer is open to members of the general public who are resident in Australia or New Zealand.

  The General Public Offer also includes a Broker Firm Offer. The Broker Firm Offer is open to Australian and New Zealand investors who have received a firm allocation of BHP Steel Shares from a Syndicate Member or a Participating Broker; and

- Offer to BHP Billiton Limited Shareholders

  The Offer to BHP Billiton Limited Shareholders is open to BHP Billiton Limited Shareholders (registered on the BHP Billiton Share Register on Friday, 5 July 2002) resident in Australia or New Zealand only.

Applications

An Application for BHP Steel Shares under the Retail Offer must be for an Australian dollar amount of BHP Steel Shares. The minimum Application for Applicants under the General Public Offer is $3,000 per Application and then in multiples of $100.

There is no limit on the Australian dollar amount of BHP Steel Shares that may be applied for.

The price ultimately paid by Applicants under the Retail Offer will be the Final Price. The number of BHP Steel Shares transferred to each successful Applicant will equal the Australian dollar amount of their Application (less any scaling back) divided by the Final Price and rounded down to the nearest whole BHP Steel Share.

For example, if an Applicant under the Retail Offer applied for $3,000 worth of BHP Steel Shares and the Final Price was set at $2.95, the successful Applicant would receive the following number of BHP Steel Shares:

$3,000 ÷ $2.95 = 1,016.9

= 1,016 BHP Steel Shares (rounded down to the nearest whole BHP Steel Share).

If Applications are not scaled back, successful Applicants will not receive a refund for any amount after rounding down to the nearest whole BHP Steel Share and such amount will be donated to a registered charity selected by BHP Billiton Limited. This amount per successful Applicant will not exceed the Final Price of one BHP Steel Share.

If Applications are scaled back, successful Applications will receive a refund for the amount of the scale back and any amount after rounding down to the nearest whole BHP Steel Share. No interest will be paid on refunds made.

1.5 How to apply for BHP Steel Shares under the Retail Offer

General Public Offer

Applications under the General Public Offer (including under the Broker Firm Offer) may only be made on the Application Form attached to or accompanying this Retail Prospectus. The Application Form must be completed in accordance with the instructions set out on it.

The Application Form must be accompanied by a cheque or bank draft for an amount equal to the Australian dollar amount of BHP Steel Shares applied for in the Application. All cheques and bank drafts must be in Australian dollars, drawn on an Australian branch of an Australian bank and made payable to "BHP Steel Share Offer".

If you are applying under the General Public Offer, you should return your completed Application Form to:

BHP Billiton Steel Demerger Office
Reply Paid 1654
Melbourne, Victoria 8060
Australia

If you are applying under the Broker Firm Offer, you should return your completed Application Form directly to the relevant Syndicate Member or Participating Broker from whom a firm allocation was received in accordance with the instructions provided by the Syndicate Member or Participating Broker.

Submission of an Application constitutes an irrevocable offer by you to BHP Billiton Limited to purchase BHP Steel Shares on the terms and conditions set out in this Retail Prospectus and on the Application Form.

Offer to BHP Billiton Limited Shareholders

Applications under the Offer to BHP Billiton Limited Shareholders may only be made on the personalised Buy Form attached to the Instruction Guide.

1.6 Acceptance of Applications and scale back in the event of over-subscription

All Applications under the Retail Offer (other than Applications under the Broker Firm Offer) must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002 (unless that date or time is varied). Applications under the Broker Firm Offer must be returned to the relevant Syndicate Member or Participating Broker from whom a firm allocation was received in accordance with the instructions provided by the Syndicate Member or Participating Broker.

After consultation with the Joint Global Coordinators, BHP Billiton Limited reserves the absolute right to reject any Applications, including but not limited to Application Forms that have not been correctly completed or are accompanied by cheques that are dishonoured. In addition, BHP Billiton Limited may, after consultation with the Joint Global Coordinators, allocate to any Applicant under the Retail Offer a number of BHP Steel Shares which equates to less than the Australian dollar amount of BHP Steel Shares applied for divided by the Final Price, or no BHP Steel Shares at all. BHP Billiton Limited may, after consultation with the Joint Global Coordinators, close the Retail Offer early, or extend the Retail Offer, without notice.

If the number of BHP Steel Shares applied for under the Offer at or above the Final Price is greater than the number of BHP Steel Shares available for sale at or above the Final Price, scale back arrangements will apply. BHP Billiton Limited also reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility. The method of scale back will be determined by BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators. Applicants applying under the Offer to BHP Billiton Limited Shareholders may be given preferential treatment in the allocation of BHP Steel Shares in the event that Applications are scaled back.

1.7 Refund of Application monies

All monies received with applications under the Offer will be held in a special purpose trust account established by BHP Billiton Limited until BHP Steel Shares are transferred by BHP Billiton Limited to successful applicants.

If you have applied under the Retail Offer, and your Application is not accepted, or you were allocated a number of BHP Steel Shares which equates to less than the Australian dollar

amount of BHP Steel Shares applied for divided by the Final Price, you will receive a refund (without interest) of all or part of your Application monies, as applicable.

After the BHP Steel Shares are transferred, the balance of monies held in the special purpose trust account will be paid to Fully Paid BHP Billiton Limited Shareholders in respect of the BHP Steel Shares that they sell or that are sold on their behalf, and to BHP Billiton in respect of the BHP Steel Shares it sells on its own behalf under the Sale Facility.

If application is not made to ASX for admission of BHP Steel to the official list of ASX and for official quotation of the BHP Steel Shares within seven days after the date of this Retail Prospectus or BHP Steel Shares are not admitted to official quotation within three months following the date of this Retail Prospectus, BHP Billiton Limited will refund all Application monies in full (without interest).

1.8 Use of proceeds

The proceeds of the Offer will be received by:

- Fully Paid BHP Billiton Limited Shareholders in respect of the BHP Steel Shares that they sell or that are sold on their behalf under the Sale Facility; and
- BHP Billiton Limited in respect of the BHP Steel Shares it sells on its own behalf under the Sale Facility.

BHP Steel will not receive any of the proceeds of the Offer.

1.9 Trading on ASX

Application will be made within seven days after the date of this Retail Prospectus for admission of BHP Steel to the official list of ASX and for official quotation of BHP Steel Shares. BHP Steel's ASX symbol will be "BSL".

It is expected that trading of BHP Steel Shares on ASX will commence, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002. Normal trading of BHP Steel Shares is expected to commence on or about Thursday, 25 July 2002.

Details of the basis of BHP Steel Share allocations will be advertised in certain newspapers on Monday, 15 July 2002 or can be confirmed by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International). Applicants are responsible for confirming their allocation before trading in BHP Steel Shares. Any Applicant who sells BHP Steel Shares before receiving confirmation of their allocation does so at their own risk.

BHP Billiton, BHP Steel and the Joint Global Coordinators disclaim all liability whether in negligence or otherwise to anyone who trades BHP Steel Shares before receiving their holding statement, whether on the basis of a confirmation of allocation provided by the BHP Billiton Share Department, BHP Billiton, BHP Steel, the Joint Global Coordinators or otherwise.

See Section 8.6 for further information in relation to the conditional and deferred settlement trading of BHP Steel Shares.

1.10 CHESS and holding statements

BHP Steel will apply to participate in CHESS and, in accordance with the Listing Rules and the SCH Business Rules, will maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister.

Holding statements for BHP Steel Shares are expected to be dispatched to successful applicants under the Offer on Wednesday, 24 July 2002.

See Section 8.5 for further information in relation to share subregisters and holding statements.

1.11 Withdrawal, extension or early close of the Offer

BHP Billiton Limited, after consultation with the Joint Global Coordinators, reserves the right to withdraw, extend or to close the Offer at any time prior to the announcement of the Final Price and the basis of BHP Steel Share allocations. If the Offer is withdrawn, all Application monies will be refunded. Interest will not be paid on refunded Application monies.

1.12 No brokerage or GST

No brokerage or GST will be payable in respect of BHP Steel Shares transferred to applicants under the Offer.

1.13 Broker stamping fee

Where the Application Form of an Applicant who receives BHP Steel Shares under the Retail Offer bears the code of a member organisation of ASX, the Joint Global Coordinators will pay to that member organisation a broker stamping fee of an amount equal to 1.25% of the total amount paid by the Applicant for BHP Steel Shares received under the Application.

1.14 No underwriting

The Offer is not underwritten.

1.15 Enquiries and further information

Further information regarding the Offer can be obtained by:

- calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time);
- calling your stockbroker, or financial or legal adviser;
- reading a copy of the IOM;
- visiting BHP Billiton's website at www.bhpbilliton.com; or
- contacting one of the Syndicate Members whose details are contained in the Directory at the back of this Retail Prospectus.

Section 2 Market and industry overview

2.1 Market overview

BHP Steel has manufacturing operations in Australia, New Zealand, Asia, the Pacific and the US. These manufacturing operations supply a large proportion of their production to their respective domestic markets.

In the year ended 30 June 2001, approximately half of BHP Steel's Australian and New Zealand sales in tonnes were export sales. The majority of these export sales were to customers in the North American and Asian markets.

The table below sets out the percentage of BHP Steel's sales tonnes by region.

BHP Steel's sales tonnes by region [1]

	Year ended 30 June		
	1999	2000	2001
Australia	44%	42%	39%
The Americas	26%	30%	24%
Asia	18%	17%	25%
New Zealand	4%	5%	5%
Europe and others	8%	6%	7%

[1] Percentages include 50% interest in North Star BHP Steel.

BHP Steel's products are sold to customers in different industry sectors. The building and construction, manufacturing, automotive and packaging sectors are the most significant industry sectors.

(a) Australia

BHP Steel's sales of flat steel products in Australia amounted to approximately 2.4 million tonnes in the year ended 30 June 2001. The majority of this steel was used in the construction, manufacturing and automotive and transport sectors. BHP Steel sells both directly to end-customers as well as to distributors.

BHP Steel's sales tonnes in Australia by industry sector For the year ended 30 June 2001



Manufacturing 25%
Automotive and Transport 14%
Packaging 8%
Mining 7%
Rural 3%
Construction 43%

The Australian construction sector

The three major steel consuming sectors of the construction market are the residential construction, non-residential construction and engineering construction sectors.

A number of factors affect the level of construction activity in Australia, including economic growth, investment expenditure, consumer and business confidence, labour market conditions, demographic factors, factors affecting housing affordability and rental vacancy rates.

The residential construction sector generally exhibits cyclical behaviour. The most recent cycle started around March 1996. During this cycle, quarterly construction activity almost doubled and peaked in June 2000. Thereafter, activity in the residential construction sector fell sharply. However, from April until December 2001, residential construction activity increased.

The non-residential construction sector also exhibits cyclical characteristics. Activity tends to be more volatile and cycles tend to be longer in duration than in the residential building sector. In the period from calendar year 1993 to 1999, there was an overall steady increase in non-residential construction activity. A decline in activity commenced in mid-calendar year 1999.

In the period between March 1997 and December 1999, there was an overall steady increase in engineering construction activity. From December 1999, activity fell sharply and may have reached the bottom of the cycle in March 2001. Between March and September 2001, activity in the engineering construction sector improved.

BHP Steel's products face competition in the construction market from imports and substitute products, such as tiles, concrete, timber and plastic. These products tend to be produced by large, financially strong multinational companies.

The Australian manufacturing sector

BHP Steel's sales to the Australian manufacturing industry are mainly to the product manufacturing sector. BHP Steel's customers in this sector include manufacturers of whitegoods and domestic equipment. Australian manufacturing output growth has been low and steady in recent years. It grew at a compound annual rate of 2.5% over the five-year period between 1996 and 2001.

(b) Asia

BHP Steel's sales to Asia totalled 1.6 million tonnes of steel in the financial year ended 30 June 2001. South Korea, Thailand, Taiwan and Indonesia accounted for most of the sales. BHP Steel's subsidiaries and joint ventures in South East Asia accounted for 0.3 million tonnes of sales to the region.

BHP Steel's sales tonnes to Asian countries[1]
For the 12 months ended 30 June 2001


Indonesia 8%
North Asia (Other) 16%
South East Asia (Other) 11%
South Korea 24%
Thailand 22%
Taiwan 19%

[1] *Volumes have not been adjusted to reflect the minority interests in BHP Steel's South East Asian businesses.*

Apparent steel consumption (defined as production plus imports minus exports) in the South East Asian region in calendar year 2000 was estimated by the OECD to be 23 million tonnes. Consumption was 48% lower in calendar year 1998 compared to calendar year 1997 as a result of the economic downturn in the South East Asian economies that commenced in calendar year 1997.

In calendar year 2000, consumption was 42% higher than in calendar year 1998, but still below the level of consumption in calendar year 1997.

(c) US

BHP Steel's sales to, and within, North America totalled 1.4 million tonnes of steel in the year ended 30 June 2001. This consisted mainly of sales to the US, except for 5,000 tonnes of steel sold to Canada. It also included 50% of the sales volume of North Star BHP Steel, whose total sales in the year ended 30 June 2001 were 1.5 million tonnes of steel.

Apparent steel consumption in the US in calendar year 2001 was estimated to be 103 million tonnes. It grew at a compound annual rate of 2.8% over the five year period between calendar years 1995 and 2000, but decreased by 10.4% in calendar year 2001.

Imports accounted for approximately 30% of apparent steel consumption in the US in calendar year 2000. The majority of these imports were flat steel products, mainly slab and hot rolled coil. Imports of steel into the US grew strongly in calendar year 1998 as a consequence of the economic downturn in Asia that commenced in calendar year 1997. These additional imports of steel to the US, instead of to Asia, came particularly from Japan and Russia. In calendar year 2001, steel imports declined by 21% compared to calendar year 2000, with imports of flat steel products declining by as much as 28%.

In calendar year 2001, the European Union, Brazil, Mexico, Canada, Russia and Korea were the countries supplying the most flat steel products into the US. Australia accounted for only 4% of total imports.

2.2 Industry overview

(a) The global steel industry

Global steel production

World crude steel production was estimated by the OECD to be approximately 850 million tonnes in calendar year 2000. It grew at a compound annual rate of 2.5% over the five year period between calendar years 1995 and 2000.

According to the OECD, world crude steel effective production capacity utilisation was 80% in calendar year 2000, up from 75% in calendar year 1995. The figure below compares world crude steel production with effective production capacity (i.e. the maximum production possible under normal working conditions) for the calendar years 1994 to 2001.

World crude steel production and effective production capacity For the calendar years 1994 to 2001


1,200
1,000
800
600
400
200
0
Millions of tonnes
980
995
1,007
1,011
1,036
1,044
1,063
1,068
724
748
750
799
777
788
846
835
1994
1995
1996
1997
1998
1999
2000
2001 (e)
Production
Capacity

Source: OECD

Crude steel production in the European Union accounted for the largest share of world production in calendar year 2000 (i.e. 19%). Crude steel production in China, Japan and the US accounted for 15%, 13% and 12% of world crude steel production, respectively. Australia and New Zealand accounted for 1% of world crude steel production (see the pie chart on the top right of this page).

Crude steel production in China has grown strongly over recent calendar years. It grew at a compound annual rate of 5.9% over the five-year period between calendar years 1995 and 2000. Over the same period, crude steel production growth in other major economies was low (e.g. 1.1% in the US and 0.9% in the European Union and Japan).

The majority of crude steel is produced by the "integrated" process, using coal and iron ore as the main raw materials. This production process accounted for 59% of total crude steel production in calendar year 2000. The "electric arc furnace" process, which uses scrap steel as its basic raw material, accounted for 34% of total crude steel production and this proportion has increased over time. Other steelmaking and processing technologies (e.g. direct steelmaking) are being developed, but have not yet been commercially proven.

World crude steel production tonnes by region/country For the 12 months ended 31 December 2000


Korea 5%
Ukraine 4%
Brazil 3%
India 3%
ASEAN 1%
Australia and New Zealand 1%
Others 17%
European Union 19%
China 15%
Japan 13%
US 12%
Russia 7%

Source: OECD

Global steel consumption

World steel consumption was estimated by the OECD to be 738 million tonnes in calendar year 2000. It grew at a compound annual rate of 2.7% over the five year period between calendar years 1995 and 2000 (see the figure below).

World steel consumption For the calendar years 1994 to 2001


800
700
600
500
400
300
200
100
0
Millions of tonnes
620
647
649
694
676
687
738
722
1994
1995
1996
1997
1998
1999
2000
2001(e)

Source: OECD

Demand for steel is highly cyclical because it is based on general economic conditions, with consumption activity in the construction and consumer durables sectors of particular importance. Steel is facing strong competition from substitute materials, such as concrete, aluminium, plastic, glass and timber.

Apparent steel consumption in the European Union accounted for the largest share of world consumption in calendar year 2000 (i.e. 20%). China and the US accounted for 16% each and Japan accounted for 10% of world steel consumption (see the pie chart below).

Apparent steel consumption tonnes by region/country
For the 12 months ended 31 December 2001


ASEAN 3%
Russia 3%
India 3%
Brazil 2%
Australia and New Zealand 1%
Other 21%
European Union 20%
China 16%
United States 16%
Japan 10%
Korea 5%

Source: OECD

Apparent steel consumption in China has grown strongly over recent years. It grew at a compound annual rate of 7.5% over the five year period between calendar years 1995 and 2000. Over the same period, apparent steel consumption grew 3.7% in the US and 2.1% in the European Union, but decreased by 1.0% in Japan.

The International Iron and Steel Institute ("IISI") is currently forecasting that world steel consumption will grow at a rate of around 2.0% in calendar year 2002 and 3.5% in calendar year 2003. Apparent steel consumption in China is forecast to be the main driver behind world steel consumption growth. The IISI forecasts that apparent steel consumption in China will grow at a rate of around 7.0% in calendar year 2002 and 4.5% in calendar year 2003. Excluding China, world apparent consumption is only forecast to grow at a rate of around 0.6% in calendar year 2002 and 3.1% in calendar year 2003.

International steel trading

In calendar year 1999, exports of steel accounted for approximately 40% of global steel consumption. Russia, Japan and the Ukraine were the main net exporters of steel (see the figure below). The US was the main net importer of steel. Hot rolled sheets and coils, cold rolled sheets and coils, ingots and semi-finished products, galvanised sheet and steel tubes and fittings were the main steel products exported.

Net steel exports by region
For the 12 months ended 31 December 1999


Exports/(imports), Millions of tonnes
50
40
30
20
10
0
-10
-20
-30
46.8
21.0
8.2
1.4
1.3
1.3
-10.9
-13.5
-27.2
-28.4
Former USSR
Japan
Latin America
Other Europe
European Union
Oceania
Mainland China
Africa and Middle East
Other Asia
North America

Source: IISI

Historically, the long-term trend for hot rolled coil prices has been downwards. Steel prices are also volatile, particularly in the export market. For example, the European export FOB price for hot rolled coil has fluctuated between approximately US$490 and US$195 per tonne over the last ten years. As at February 2002, the FOB price of European exported hot rolled coil was US$195 per tonne (see the figure – European export FOB price for hot rolled coil – on the following page).

European export FOB price for hot rolled coil January 1986 to February 2002


500
400
300
200
100
US$ per tonne
Jan 86
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: CRU Group

Major steel industry participants

There are a large number of steel industry participants. The ten largest crude steel producers accounted for 25% of world crude steel production in calendar year 2001. POSCO of Korea was the largest producer of crude steel in calendar year 2001, producing 28.6 million tonnes of crude steel and accounting for approximately 3.4% of world crude steel production. Following the merger between Arbed of Luxembourg, Usinor of France and Aceralia of Spain, the new merged entity, Arcelor, will become the world's largest steel producer. BHP Steel (including its 50% interest in North Star BHP Steel) was the 32nd largest steel producer in the world, producing 6.0 million tonnes of crude steel in calendar year 2001.

Difficult market conditions in the steel industry have had a pronounced adverse impact on the financial performance of many steel companies. The steel industry is currently characterised by over-production, historically low steel prices and the consolidation of key suppliers (e.g. iron ore and coking coal suppliers) and customers (e.g. the automotive sector).

The US steel industry is in a particularly difficult situation. A significant number of steel companies in the US have filed for bankruptcy, including some of the largest US steel companies.

International trade sanctions

In June 2001, the President of the US directed the US International Trade Commission (US ITC) to investigate under section 201 of the Trade Act 1974 (Section 201) the effect of steel imports on the US steel industry. The objective of the investigation was to determine whether certain steel products are being imported into the US in such increased quantities as to be a substantial cause of serious injury, or the threat of serious injury, to the US steel industry producing like or directly competitive products. The goal of an affirmative determination under Section 201 is to give the US steel industry temporary relief for a limited period of time to enable it to adjust to import competition.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition from 20 March 2002 of a 30% tariff on imports of hot rolled coil and other selected steel products into the US for a period of three years. Imports of slab into the US will be subject to a tariff rate quota for a period of three years. The in-quota volume will be set at 4.9 million tonnes and will increase to 5.4 million tonnes in the second year and 5.8 million tonnes in the third year. The out-of-quota tariff will be initially set at 30% and will decrease to 24% in the second year and 18% in the third year.

On 11 March 2002, the Australian Government announced that an understanding had been reached with the US Government regarding an exemption from tariffs for some 250,000 tonnes of hot rolled coil, which have to meet very specific technical and commercial specifications. BHP Steel believes that this exemption will allow it to continue to export hot rolled coil free of tariff to its long-standing customer, Steelscape, which is by far its most important customer for hot rolled coil in the US. BHP Steel and Steelscape have a memorandum of understanding, with BHP Steel agreeing to sell, and Steelscape agreeing to purchase, 250,000 tonnes per annum of hot rolled coil over the next three years.

BHP Steel export sales volumes to the US for the year ended 30 June 2001 are set out below.

BHP Steel's sales tonnes to the US by product category

	Year ended 30 June 2001
Slab	284,000
Hot rolled coil	223,000
Cold rolled coil	80,000
Other	55,000

In the year ended 30 June 2003, BHP Steel expects to sell the full amount of slab and hot rolled coil that is tariff-free into the US. It may sell more depending on the prices in the US relative to the rest of the world.

New Zealand Steel exported approximately 100,000 tonnes of hot rolled and cold rolled coil to the US in the year ended 30 June 2001. Exports from New Zealand Steel to the US will be subject to tariffs.

In addition to the Section 201 investigation, a separate US investigation is underway on cold rolled coil to determine if dumping has occurred. The outcome could impact BHP Steel's sales of this product to the US.

Given that North Star BHP Steel is a domestic US mini-mill steel producer, it should benefit from any steel price increases in the US arising from the imposition of the tariffs. However, it is expected that improvements in hot rolled coil pricing will be partly offset by an upwards movement in US scrap prices.

In late March 2002, the European Union announced that it would implement provisional measures to limit imports of certain steel products for which there is the threat of serious damage to the European Union industry as a result of the US President's decision to impose import tariffs on these products. The provisional measures apply for a period of six months to 15 steel products, which are subject to increased US tariffs. In the year ended 30 June 2001, BHP Steel exported 80,000 tonnes of hot rolled coil and 130,000 tonnes of coated steel to the European Union. A tariff of 18% will apply to imports of hot rolled coil above a quota, which has been set so that it is around the average import level for the last three years plus 10%. Coated steel products will not be subject to provisional measures. During the six month period the provisional measures will be in place, the European Commission will decide whether the measures should remain in place, be modified or withdrawn.

Malaysia and Thailand have also announced that they will increase import tariffs on certain steel products. A number of other countries have also announced that they are investigating imports into their domestic markets.

(b) The Australian steel industry

The Australian flat steel products market was estimated to be approximately 2.9 million tonnes in calendar year 2000. BHP Steel is the main domestic producer of flat steel products in Australia. OneSteel and Smorgon Steel are also Australian producers of steel products, but produce mainly long steel products which compete with flat steel products only in a limited number of applications (e.g. structural products in the building and construction sector). OneSteel also produces small quantities of slab.

Imports, mainly hot rolled coil and coated flat products, accounted for around 20% of the Australian market. Imports of flat steel products into Australia grew at a compound annual rate of 10% over the four-year period between calendar years 1996 and 2000 (see the following figure).

Imports of flat steel products into Australia
For the calender years 1996 to 2000



Hot rolled coil
Coated flat products
Thousands of tonnes
500
400
300
200
100
0
210
72
254
85
263
98
292
161
283
130
1996
1997
1998
1999
2000

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

Japan, New Zealand and South Korea account for the majority of imports of flat steel products into Australia. Imports of flat steel products into Australia from Japan, New Zealand and South Korea grew at compound annual rates of 18.2%, 3.6% and 14.7% respectively over the four year period between calendar years 1996 and 2000. Some of these imports are in grades or categories of steel that BHP Steel does not produce (see the pie chart below).

Imports of steel flat products into Australia by country
For the 12 months ended 31 December 2000



South Korea 21%
Taiwan 7%
Malaysia 3%
China 2%
Other 4%
New Zealand 17%
Japan 46%

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

Section 6 of the IOM contains further detailed information on the industry and markets in which BHP Steel operates.

Section 3 Business overview

3.1 Introduction

BHP Steel is the largest steel company in Australia and New Zealand, serving customers in the building and construction, manufacturing, automotive and packaging industries. It holds leading market positions in these countries for most of its products and continues to build on its established presence in Asia. BHP Steel also has significant export sales, supplying a core group of customers in the US, Asia, Europe, the Middle East, Africa and the Pacific through its network of international sales offices.

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

BHP Steel's Hot Rolled Products includes Port Kembla Steelworks, an integrated steel plant with an annual production capacity of 5.0 million tonnes. BHP Steel manufactures and distributes slab, hot rolled coil and plate at Port Kembla Steelworks. Slab and hot rolled coil are supplied to BHP Steel's vertically integrated coated products businesses for further processing as well as to other domestic and export customers. Hot Rolled Products also includes a 50% interest in North Star BHP Steel, a steel mini-mill in the US.

BHP Steel is a leader in metallic coating and painting technologies, supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. Its coated products businesses service customers through a network of distribution and manufacturing facilities in Australia, New Zealand, Asia and the Pacific. New Zealand Steel also includes a steel plant at Glenbrook, New Zealand, which is operating at an annual production capacity of 0.6 million tonnes.

3.2 Business strengths

BHP Steel's key business strengths include:

- **leading market positions:** BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian and New Zealand domestic markets. These flat steel products include hot rolled coil, cold rolled coil, plate and tinplate as well as branded value-added products such as COLORBOND® pre-painted steel and ZINCALUME® zinc/aluminium alloy-coated steel;
- **low production costs:** BHP Steel's position as a low-cost steel producer is largely derived from its Port Kembla Steelworks, which operates in the lowest quartile of the world steel production cost curve. Port Kembla Steelworks' low cost structure reflects its large-scale facilities, leading technical and operational practices, ready access to a deep-water port and close proximity to coking coal mines owned by BHP Billiton, which deliver a competitively priced supply of coking coal, a key raw material in the steelmaking process. BHP Steel's continued access to competitively priced coking coal is supported by a long-term coal supply agreement with BHP Billiton. New Zealand Steel also benefits from natural cost advantages derived from the close proximity of its steel plant to large reserves of low-cost ironsands supplied from a mine operated by BHP Steel under a long-term exclusive licence from the New Zealand Government;
- **high quality products:** BHP Steel has been producing flat steel products for nearly 70 years and believes it has built a reputation for high quality, dependable products. This has been important in positioning BHP Steel as a leading supplier in the higher-value metallic coated and pre-painted steel product markets. BHP Steel seeks to maintain this reputation by adhering to strict quality control procedures, using its research and development capabilities to design new products and providing its customers with strong technical support;
- **strong brands:** BHP Steel's strong market positions are supported by a high degree of brand and product awareness. BHP Steel markets a range of highly recognised brands such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel, GALVABOND® zinc-coated steel, GALVASPAN® zinc-coated steel and the LYSAGHT® range of building products. In New Zealand, the COLORSTEEL® brand has developed a market position similar to that of COLORBOND® pre-painted steel in Australia and Asia. BHP Steel's comprehensive brand management program seeks to maintain the value of these brand names and extend them across new products and services. A range of new brands, such as Clean COLORBOND® steel and Truzinc™, has been created for products tailored to the particular requirements of the Asian markets. Clean COLORBOND® steel provides greater durability in the humid, tropical climate of the region. Other branded products have been developed for segments beyond BHP Steel's premium product market;
- **technical capabilities:** BHP Steel has a history of innovation in product applications and process improvements. It is a leader in coating and painting technologies, having marketed and licensed ZINCALUME® and GALVALUME® technology worldwide for over 15 years. BHP Steel is currently seeking to commercialise two of its developments. Castrip® technology is being developed in conjunction with US-based Nucor Corporation and Japan-based Ishikawajima-Harima Heavy Industries to enable the production of thin strip steel. The potential

advantages of this technology include low capital cost , reduced energy consumption and competitiveness at small scale. In the area of steel painting technology, BHP Steel and Akzo-Nobel (the world's largest coil paint supplier) have developed and are exploring commercialisation options for a solvent-less solid block painting system. The system has the potential to reduce lead times and allow for shorter production runs of specialised products;

- **strong cash flows:** BHP Steel's pro forma net operating cash flows before borrowing costs and income tax were $725 million, $715 million and $631 million in the years ended 30 June 1999, 2000 and 2001, respectively. BHP Steel generated these strong operating cash flows by maintaining a focus on costs, productivity and working capital. This focus should continue to provide benefits for the remainder of 2002 and into 2003. In addition, with global steel prices at or about historical lows, BHP Steel expects to benefit from any global pricing recovery. For the year ending 30 June 2003, BHP Steel expects to generate sufficient operating cash flows to support its planned business reinvestment, its financing costs and its intended dividend policy. The dividend policy proposed by the BHP Steel Directors is described in Section 5.4. The forecast cash flow statement together with the material assumptions in relation to that cash flow are set out in Section 5.3; and
- **experienced management team:** BHP Steel has a strong and experienced management team at both corporate and operating levels. Mr Kirby Adams has been Chief Executive Officer of BHP Steel since March 2000. Prior to joining BHP Steel, Mr Adams held roles within BHP Billiton including President, BHP Services and is a former chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company. The Chairman of BHP Steel is Mr Graham Kraehe and the Deputy Chairman is Mr Ron McNeilly. Mr Kraehe has extensive managerial and manufacturing experience. Mr McNeilly has over 30 years of experience in the steel industry and is well known by BHP Steel's customers. The senior management team supporting Mr Adams has a well-balanced mix of financial, technical, marketing, operational and strategic management capabilities.

3.3 Business strategy

BHP Steel's overriding objective is to create shareholder value by generating returns on capital employed that are in excess of its cost of capital.

BHP Steel's strategy is to:

- **focus on being an excellent manufacturer and low-cost operator of steel assets:** BHP Steel is implementing a range of initiatives aimed at reducing costs, improving productivity and ensuring that it makes efficient use of capital. Along with specific cost-reduction projects, BHP Steel is benefiting from a supply chain velocity program aimed at enhancing inventory management and a manufacturing excellence program designed to improve efficiency across its steelmaking processes;
- **enhance its leadership in selected markets:** BHP Steel intends to build upon its strong market positions, particularly in its higher-value metallic coated and painted steel products, by leveraging the value of its existing brands (e.g. COLORBOND® pre-painted steel, Clean COLORBOND® steel and COLORSTEEL®) and developing innovative new products and brands. One example is the recent introduction into its Australian product range of a new painted steel product, COLORGRAIN® Designer steel, which combines up to four separate hues to create a natural finish;
- **move further towards value-added products, solutions and services:** BHP Steel is introducing a number of initiatives to provide solutions and services for specific customers and markets. This may involve BHP Steel undertaking additional processing (e.g. cutting to the required shape for the automotive industry) or bundling products with items manufactured by third parties (e.g. pre-engineered building packages that comprise roofing, walling, structural and related components together with accessories such as doors and windows sourced from third parties);
- **continue to be a competitive and valued supplier of intermediate products:** while its strategy is to increase the proportion of value-added product sales in each of its domestic markets, BHP Steel will continue to take advantage of its position as a low-cost producer of quality products so as to be a supplier of choice in both domestic and export markets for intermediate products (e.g. slab and hot rolled coil). BHP Steel intends to maintain and build upon its existing mutually beneficial, long-standing relationships to become a strategic partner with its key customers; and
- **selectively pursue value-creating growth opportunities:** BHP Steel has identified and is investigating a number of growth opportunities, principally in parts of Asia but also in Australia, New Zealand and North America. In Asia, immediate opportunities arise from focusing on higher-value sales to the domestic building and construction industries. Longer-term opportunities exist to increase sales volumes through the expansion of BHP Steel's product range and geographic coverage. In Australia and New Zealand, BHP Steel continues to encourage the use of steel in new applications. BHP Steel will pursue these opportunities while seeking to maintain value in its existing businesses.

3.4 Overview of operations

The geographic coverage of BHP Steel's manufacturing facilities and distribution network is shown on these pages.

Crude steel production facilities

Country	Site/asset	Business	Annual capacity[1]	Map ref no.
Australia	Port Kembla	Hot Rolled Products	5.0 mt	6
USA	Delta	North Star BHP Steel	1.5 mt	52
New Zealand	Glenbrook	New Zealand Steel	625 kt	51

Rolling, coating and painting facilities

Country	Site/asset	Business	Annual capacity(1)		Map ref no.
Australia	Port Kembla	Hot Rolled Products Coated Products Australia	Hot rolling Cold rolling Electro tinning Metallic coating Painting	2.7 mt 930 kt 400 kt 660 kt 170 kt	6
Australia	Western Port	Coated Products Australia	Hot rolling Cold rolling Metallic coating Painting	1.5 mt 1.1 mt 850 kt 330 kt	22
Australia	Acacia Ridge, Brisbane	Coated Products Australia	Painting	70 kt	9
Australia	Chullora, Sydney	Coated Products Australia	Research Facility	10 kt	2
New Zealand	Glenbrook	New Zealand Steel	Hot rolling Cold rolling Metallic coating Painting	600 kt 400 kt 200 kt 60 kt	51
USA	Delta	North Star BHP Steel	Hot rolling	1.5 kt	52
Thailand	Map Ta Phut	Coated Products Asia	Cold rolling Metallic coating Painting	300 kt 150 kt 60kt	25
Indonesia	Cilegon	Coated Products Asia	Metallic coating Painting	100 kt 30 kt	29
Malaysia	Kapar	Coated Products Asia	Metallic coating Painting	150 kt 60 kt	33

[1]Annual capacity represents total capacity and is not adjusted for the ownership interest of BHP Steel.
Annual capacity volumes are expressed as: kt = thousands of tonnes; and mt = millions of tonnes.


52

Roll-forming and distribution facilities

Coated Products Australia business

Country	Site/asset	Map ref no.
Australia	Albury	1
Australia	Chullora, Sydney	2
Australia	Dubbo	3
Australia	Emu Plains, Sydney	4
Australia	Cardiff	5
Australia	Port Kembla	6
Australia	Tamworth	7
Australia	Darwin	8
Australia	Acacia Ridge, Brisbane	9
Australia	Archerfield, Brisbane	10
Australia	Mackay	11
Australia	Rockhampton	12
Australia	Townsville	13
Australia	Gillman, Adelaide	14
Australia	Wingfield, Adelaide	15
Australia	Launceston	16
Australia	Braeside, Melbourne	17
Australia	Geelong	18
Australia	Nunawading, Melbourne	19
Australia	Myaree, Perth	20
Australia	Osborne Park, Perth	21

Coated Products Asia business

Country	Site/asset	Map ref no.
Thailand	Bangkok	23
Thailand	Khon Kaen	24
Indonesia	Jakarta	26
Indonesia	Medan	27
Indonesia	Surabaya	28
Malaysia	Shah Alam	30
Malaysia	Sabah	31
Malaysia	Sarawak (2)	32
China	Shanghai	34
China	Guangzhou	35
Singapore	Singapore	36
Vietnam	Hanoi	37
Vietnam	Ho Chi Minh	38
Taiwan	Kaohshiung	39
Brunei	Bandar	40
Sri Lanka	Colombo	41
PNG	Port Moresby	42
PNG	Madang	43
PNG	Lae	44
PNG	Rabaul	45
PNG	Kimbe	46
PNG	Mount Hagen	47
New Caledonia	Noumea	48
Vanuatu	Port Vila	49
Fiji	Suva/Nadi/Lautoka	50



34
35
39
37
41
24
25
23
33
30
38
36
32
27
31
40
43
46
45
47
44
26
28
29
42
8
49
50
13
11
48
12
10
9
21
20
3
5
4
2
6
14
15
1
18
17
19
22
16
51

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. These business reporting segments are described in more detail below.

3.4.1 Hot Rolled Products

Products and applications

Hot Rolled Products produces a range of steel products for Australian and international customers, including slab, hot rolled coil and plate. Hot Rolled Products incorporates Port Kembla Steelworks, a 50% interest in North Star BHP Steel and a 47.5% shareholding in Castrip LLC.

Port Kembla Steelworks is an integrated steel plant located in New South Wales, Australia. It operates at an annual production capacity of 5.0 million tonnes of slab, the majority of which is further processed by Hot Rolled Products into either hot rolled coil or plate, or sold to Coated Products Australia for further processing. The balance of slab is exported primarily to long-standing customers in the US and Asia.

Hot rolled coil is supplied to Coated Products Australia for further processing (e.g. into packaging and coated products) and to pipe and tube converters and for use in applications across a range of industries. A small proportion of the hot rolled coil produced at Port Kembla Steelworks is exported.

Plate is supplied to customers in domestic and export markets for use in the engineering, construction, mining and manufacturing industries for the production of machinery and equipment.

Hot Rolled Products' main products, the markets for those products and their applications are set out in the table at the bottom of this page.

Market position

BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian market. Imports account for the balance. BHP Steel faces little direct competition from other domestic steel producers, as OneSteel and Smorgon Steel produce mainly long steel products that compete with flat steel products only in a limited number of applications. However, flat steel products face significant competition from imports and from substitutes such as concrete, aluminium, plastics, glass and timber.

Approximately 45% of Hot Rolled Products' sales revenue is derived from sales to Coated Products Australia. A further 28% of its sales revenue is derived from export markets, with the remainder derived from independent distributors, pipe and tube converters and other manufacturers in Australia.

Hot Rolled Products supplies the Australian market with an estimated 93% of the hot rolled coil used by pipe and tube converters and an estimated 80% of plate requirements. Hot Rolled Products' strong domestic market position is supported by the flexible supply arrangements and technical support it can offer its domestic customers, enabling it to differentiate itself from importers.

In export markets, Hot Rolled Products seeks to differentiate itself through its long-standing customer relationships and has been successful in building a reputation for predictable product quality and a technical protocol ensuring fitness for purpose.

Facilities and processes

Port Kembla Steelworks is an integrated steel plant situated on an 800-hectare site. Its facilities consist of coke batteries, a sinter plant, two blast furnaces, three basic oxygen steelmaking vessels, three continuous slab casting machines (four strands), a hot strip mill and a plate mill.

The steelmaking process at Port Kembla Steelworks involves iron ore being converted into molten iron using a blast furnace. The molten iron is processed in basic oxygen steel-making vessels to produce liquid steel, which is then cast into slab. Approximately 55% of slab is then fed into rolling mills to produce hot rolled coil and plate.

The main raw materials used in the production process at Port Kembla Steelworks are iron ore and coking coal. Approximately 55% of the 7.5 million tonnes of iron ore required per annum is purchased from mines owned by BHP Billiton in Western Australia, with the remainder sourced from other Australian (30%) and international (15%) suppliers. Approximately 90% of the 3.0 million tonnes of coking coal required per annum comes from various mines owned by BHP Billiton located close to the steel plant.

North Star BHP Steel

BHP Steel has a 50% interest in North Star BHP Steel, a steel mini-mill located in Delta, Ohio, US. The remaining 50% interest in the investment is held by a wholly owned subsidiary of Cargill Inc. North Star BHP Steel's facility utilises leading steelmaking technologies and processes and operates at an annual steelmaking capacity of 1.5 million tonnes. Hot rolled coil is produced mainly from

Hot Rolled Products: products, markets and applications

Product	Markets	Applications
Slab	Steel	Hot rolled coil and plate
Hot rolled coil	Steel, building and construction, mining and manufacturing	Coated products, tinplate and pipe and tube manufacturing
Plate	Manufacturing, building and construction and mining	Infrastructure projects, mining equipment and structural applications

scrap metal using thin (90 mm) slab casting technology and is predominantly sold into the local Midwest US market.

Castrip LLC

BHP Steel has a 47.5% shareholding in Castrip LLC, a company formed to license and commercialise the Castrip® thin strip casting technology. Castrip® is a steel casting process that was initially developed by BHP Steel and allows direct production of thin (1.5mm or less) hot rolled coil directly from liquid steel. The Castrip® process bypasses conventional slab casting and hot rolling, with the potential to also replace some products that currently require cold rolling.

Nucor Corporation (which also holds a 47.5% shareholding in Castrip LLC) is currently constructing the first commercial Castrip® facility at its Crawfordsville mini-mill plant located in Indiana, US. This technology is unproven but, if successfully commercialised, may in the future provide BHP Steel with the option of adopting a lower-cost steel production process and/or the possibility of generating fees through licensing of the technology to other steel producers.

3.4.2 BHP Steel's coated products businesses

BHP Steel is the leading supplier in Australia and New Zealand of metallic coated and painted steel products, tinplate and blackplate packaging products, and continues to build on its established presence in Asia and the Pacific.

BHP Steel's coated products businesses' main products, the markets for those products and their applications are set out in the table at the bottom of this page.

BHP Steel's coated products businesses' comprise Coated Products Australia, New Zealand Steel and Coated Products Asia.

3.4.3 Coated Products Australia

Products and applications

Coated Products Australia markets a full range of products and material solutions to the Australian building and construction industry and is also a key supplier to the automotive sector, major whitegoods manufacturers, general manufacturers and to the packaging industry.

Coated Products Australia has three main businesses: Coated Steel Australia, Packaging Products and BHP Steel Lysaght Australia.

Coated Steel Australia is the largest supplier of metallic coated and pre-painted steel products in Australia. Coated Steel Australia's products are sold for applications in the building and construction, automotive and transport and general manufacturing industries.

Packaging Products is the only producer of tinplate and blackplate in Australia. Tinplate and blackplate are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging. They are sold to customers in Australia, New Zealand and overseas.

BHP Steel Lysaght Australia manufactures and distributes a wide range of roll-formed building and industrial steel products and accessories. Key applications include roofing, wall cladding and other residential, commercial and industrial products.

BHP Steel's coated products business: products, markets and applications

Product	Markets	Applications
Hot rolled coil	Manufacturing, mining, automotive and transport	Mine supports, agricultural equipment, automotive components, structural members and racking
Cold rolled coil	Automotive and transport, manufacturing	Goods drums and packaging, automotive components, office furniture, shelving and tubing
Tinplate and blackplate	Packaging	Containers for food, beverages, paint, oil and general packaging
Galvanised (including steel framing applications, GALVASPAN® steel)	Building and construction, manufacturing, automotive and transport	Building structures, componentry and residential automotive components, air conditioning ducting and structural decking
ZINCALUME® zinc/aluminium alloy-coated steel	Building and construction, manufacturing	Roofing, walling, guttering, steel house framing, kit garden sheds, whitegoods and garage doors
Special zinc finishes	Automotive and transport, manufacturing	Automotive components, whitegoods and switchboards
Painted (including COLORBOND®pre-painted steel, Clean COLORBOND®steel and COLORSTEEL®)	Building and construction	Roofing, walling, guttering, architectural panels, sheds, garages, whitegoods and hot water systems
Roll-formed LYSAGHT® products	Building and construction	High strength and lightweight roofing and walling, industrial/commercial roofing and cladding support system, premium residential products

Market position

Coated Products Australia's estimated domestic market shares for each category of steel product are presented in the figure below. While Coated Products Australia has a relatively high market share in each product category, these products compete with substitutes in wider end-use markets.

Coated Products Australia's estimated domestic market shares For the 12 months ended 30 June 2001



100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Painted
Hot rolled coil
Tinplate and blackplate
Metallic coated[1]
Cold rolled coil

[1] *Metallic coated products includes galvanised, ZINCALUME® steel and special zinc finishes.*

Coated Products Australia is the largest supplier of metallic coated and pre-painted steel products in Australia, supplying an estimated 80% of the total tonnes of such steel products sold in the Australian market. Coated Products Australia is also the largest supplier of tinplate and blackplate packaging products in Australia, supplying an estimated 80% of the Australian and New Zealand market in the year ended 30 June 2001.

Coated Products Australia markets a full range of steel material solutions to the Australian building and construction industry, with products available for most major building applications. Its strong market position is supported by its portfolio of well-established and highly recognised brands, targeted service packages and a strong level of technical expertise. For example, Coated Steel Australia's COLORBOND® pre-painted steel is one of the most recognised industrial brands in Australia, with a high level of awareness at both the industry and end-consumer level. Similarly, the LYSAGHT® brand name has a high level of recognition in the market and has enabled BHP Steel Lysaght Australia to secure a significant share of the commercial and residential building, fabrication and construction markets.

By maintaining long-standing relationships with major car companies, demonstrating a commitment to new product development and enjoying a close developmental alliance with the Australian automotive parts manufacturing industry, Coated Products Australia has also established itself as a leading supplier of steel to the Australian automotive industry.

Coated Products Australia is well positioned within the manufacturing and packaging industry. The business has developed close ties with many of Australia's major manufacturers. Most major laundry and kitchen appliances and domestic hot water heaters manufactured in Australia utilise Coated Products Australia's pre-painted steel for their doors and wrappers and other steel products for associated componentry. Coated Products Australia has also established strong relationships with manufacturers of steel can components and other associated products. These products are typically used in the packaging of food, pet food and general, industrial and aerosol products. Other more diverse uses range from kitchen utensils to automotive components.

Coated Products Australia exported approximately 30% of its metallic coated steel and pre-painted steel production to markets in Europe, South Africa, Latin America, the Middle East and Asia for the year ended 30 June 2001. Export sales have been supported by a strategy of positioning Coated Products Australia at the premium end of export markets for a range of metallic coated and painted steel products.

Coated Products Australia exports approximately 53% of its tinplate and blackplate production to markets in New Zealand, Asia, Europe and the US.

Facilities and processes

Coated Products Australia operates a range of hot and cold rolling mills, electro-tinning mills, metallic coating and paint lines, roll-forming facilities and service centres across Australia.

Coated Steel Australia's two main production facilities are Springhill Works located adjacent to Port Kembla Steelworks in New South Wales, Australia, and Western Port Works located in Hastings, Victoria, Australia.

Springhill Works sources hot rolled coil from Port Kembla Steelworks and then processes it through various downstream mills to produce cold rolled coil, metallic coated and pre-painted steel products. The primary facilities at Springhill Works consist of a coupled pickle cold mill, three continuous metallic coating lines and a wet paint line.

Western Port Works sources slab primarily from Port Kembla Steelworks and then processes it through a series of downstream mills to produce hot and cold rolled coil, metallic coated and painted steel products. The primary facilities at Western Port Works consist of a hot strip mill, pickle line, five-stand cold rolled mill, batch annealing circuit and temper mill, three continuous metallic coating lines and two paint lines.

Packaging Products has manufacturing facilities at Port Kembla Steelworks.

BHP Steel Lysaght Australia operates a national network of 17 roll-forming facilities. BHP Steel Lysaght Australia's manufacturing facilities typically consist of roll-formers, purlin machines, metal presses and storage facilities. The manufacturing process entails a roll-forming process, whereby metallic coated and pre-painted cold steel feed is rolled and cut into specified profiles. The two main raw

material requirements for the manufacturing facilities are metallic coated and pre-painted steel. These materials are sourced entirely from Coated Steel Australia.

3.4.4 New Zealand Steel

Products and applications

New Zealand Steel supplies customers in the building and construction industries, as well as intermediaries such as roll-formers and an established merchant network. New Zealand Steel's products include hot and cold rolled coil, plate, welded hollow sections, metallic coated and painted steel products. New Zealand Steel exports more than half of its steel production through BHP Steel's network of international sales offices.

New Zealand Steel operates a steel plant located in Glenbrook, New Zealand, producing a full range of flat steel products for both domestic and export markets. It operates at an annual production capacity of approximately 0.6 million tonnes.

New Zealand Steel produces slab that is processed through its rolling mills into hot rolled coil and plate. Approximately two-thirds of the hot rolled coil produced is further processed at New Zealand Steel into cold rolled coil, plate and hollow sections. Of the balance, approximately 170,000 tonnes is exported to markets in North America, Asia and the Pacific. A limited quantity of plate is supplied to domestic and export markets for engineering construction, mining and other applications.

Cold rolling mills process hot rolled coil to produce thinner gauges required for the metallic coating line. Cold rolled coil is either distributed locally, exported to select markets or used as feed for the metallic coating line which manufactures both galvanised and ZINCALUME® zinc/aluminium alloy-coated steel. The painting line uses metallic coated coil to manufacture New Zealand's leading brand of painted steel, COLORSTEEL®. The construction industry is the primary end user of these metallic coated and painted products. A hollow section mill is used to produce pipe and tube sections in both black and galvanised finishes.

New Zealand Steel's estimated domestic market shares For the 12 months ended 30 June 2001



100%
80%
60%
40%
20%
0%
Metallic coated[1]
Cold rolled coil
Hot rolled coil
Painted
Hollow sections

[1] *Metallic coated products includes galvanised and ZINCALUME® steel.*

Market Position

New Zealand Steel supplies approximately 70% of the total tonnes of flat steel products sold in the New Zealand market. Imports account for the balance. New Zealand Steel also faces competition from substitutes such as concrete, aluminium, plastics, glass and timber.

Fletcher Building Limited's subsidiary, Pacific Steel, is the only other New Zealand steel producer, but produces only long steel products. Another subsidiary of Fletcher Building Limited, Pacific Coil Coaters, manufactures painted steel, sourcing most of its steel inputs from New Zealand Steel. Steel & Tube Holdings (a subsidiary of OneSteel) and Fletcher Steel (a part of Fletcher Building Limited), are steel products distributors and roll-formers and do not compete directly with New Zealand Steel.

New Zealand Steel's estimated domestic market share for each of its steel products is presented in the figure on this page.

New Zealand Steel supplied 240,000 tonnes of steel products to the New Zealand domestic market in the year ended 30 June 2001 and exported 298,000 tonnes of steel products.

New Zealand Steel's strong domestic market position is supported by an approach whereby solutions are tailored to meet specific demands of customers and markets. This approach is backed by technical support capabilities and well-established brand names such as COLORSTEEL® and ZINCALUME®.

In export markets, New Zealand Steel seeks to differentiate itself through long-standing customer relationships and has been successful at building a reputation for predictable product quality and a technical capability to meet a wide range of international standards.

Facilities and processes

The New Zealand Steel facility includes a steel plant utilising a direct reduction process followed by electrical melting to produce high-purity molten iron from ironsands. The molten iron is then processed in a basic oxygen steelmaking vessel to produce liquid steel, which is then cast into slab. This slab is processed through various downstream mills to produce New Zealand Steel's full range of products.

The primary facilities at the New Zealand Steel mill consist of four multi-hearth furnaces, four rotary kilns, two melters, a KOBM oxygen steelmaking vessel, a continuous slab caster, a hot rolling mill and two cold rolling mills, a metal coating line, a paint line and a pipe plant. A planned reline shutdown of one of its melters was successfully completed on 10 April 2002, with the melter commissioned following a successful second tap on 21 April 2002.

Ironsands and coal are the main raw materials used in the steelmaking process, both of which are sourced locally. Ironsands are transported via a slurry pipeline from a mine operated by New Zealand Steel, located 18 kilometres from Glenbrook. Coal is transported by rail approximately 50 kilometres from a mine owned by the New Zealand Government. New Zealand Steel's single largest non-labour input cost is electricity, approximately 60% of which is generated onsite through a cogeneration plant owned by Duke Energy.

New Zealand Steel operates two ironsand mines. The major mine is located at Waikato North Head, which supplies approximately 1.2 million tonnes per annum of ironsand concentrate to the steel mill (processed from approximately 4.0 million tonnes of ironsand). A smaller mine is located at Taharoa, which mines and currently supplies approximately 700,000 tonnes of ironsand to export markets in Japan and China.

3.4.5 Coated Products Asia

Products and applications

Coated Products Asia markets a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific. Coated Products Asia has two main businesses: Coated Steel Asia and BHP Steel Lysaght Asia.

Coated Steel Asia operates metallic coating and painting facilities in Thailand, Malaysia and Indonesia. These operations are majority-owned by BHP Steel, with minority interests being held by local strategic and financial partners. The businesses produce a range of well-established branded products to supply the building and construction industry and some segments of the appliance and general manufacturing markets. While the businesses supply both domestic and export markets, they are predominantly domestically focused.

BHP Steel Lysaght Asia produces and distributes steel roll-formed products and accessories for roofing and walling applications, as well as structural decking and light building sections. A growing proportion of the businesses' activities entails the packaging of total solutions to the building and construction industries, through the provision of packages such as pre-engineered buildings.

Coated Products Asia has developed a reputation as a quality producer of flat steel products and building solutions throughout the region. It has a network of metallic coating and painting lines and roll-forming facilities throughout the region which is more extensive than any other steel producer. Through its long-term involvement in the region and its locally focused operations, Coated Products Asia is able to benefit from being a participant in the domestic markets.

Market position

Coated Products Asia has strong market positions for its premium products, being ZINCALUME® zinc/aluminium alloy-coated steel, Clean COLORBOND® steel and the LYSAGHT® range of building products. However, these products represent a relatively small proportion of total tonnes of flat steel products sold in Asian markets. When all segments and materials are considered, Coated Products Asia holds a niche market share of the total building and construction industry and therefore has significant opportunities to grow.

Coated Steel Asia's domestic competition varies by country. Imported products represent the major competition. However, with a domestic focus, Coated Steel Asia is able to differentiate itself from imported products by offering superior service, technical support, market-specific products and shorter lead times. In Thailand, Coated Steel Asia maintains a market share of approximately 65% of the premium industrial construction segment. In Indonesia, Coated Steel Asia holds a market share of approximately 75% of the premium industrial construction segment. In Malaysia, Coated Steel Asia has a market share of approximately 50% of the premium industrial construction segment.

BHP Steel Lysaght Asia generally operates in very competitive regional markets, with the market for roll-formed products in Asia and the Pacific tending to be relatively fragmented and regionally focused. This is largely a function of the nature of the roll-formed market which requires short lead times combined with small volumes. The business has been successful at gaining market share through the provision of innovative market solutions supported by a suite of high-quality branded products. BHP Steel Lysaght Asia has also increased its geographic spread with expansions into markets in China, Vietnam and Sri Lanka. The potential for future growth exists through selective geographic expansion within the region and increasing provision of construction solutions.

Facilities and processes

Coated Steel Asia's operations consist of a cold rolling mill in Thailand and metalling coating and paint lines in Indonesia, Malaysia and Thailand. BHP Steel Lysaght Asia operates roll-forming manufacturing facilities in the Asian and Pacific regions.

In Indonesia, BHP Steel has a 74% interest in a metallic coating and paint line in Cilegon. The facility consists of a continuous hot dip metallic coating line and a continuous wet paint line. Cold rolled coil is sourced from Krakatau Steel domestically and various international suppliers.

In Malaysia, BHP Steel has a 60% interest in a metallic coating and paint line in Kapar. The facility consists of a continuous hot dip metallic

coating line and continuous wet paint line. Cold rolled coil is sourced on a commercial basis from BHP Steel's Thailand facility, Coated Steel Australia, New Zealand Steel and external suppliers.

In Thailand, BHP Steel has an 87.5% interest in a flat steel products facility in Map Ta Phut. The facility consists of a pickle line, cold rolling mill, dual-coating pot metallic coating line, and dual-oven coil paint line. Hot rolled coil is sourced primarily from a local supplier, Sahaviriya Steel Industries (which in turn imports slab from Port Kembla Steelworks), with the balance sourced from Coated Steel Australia, New Zealand Steel and external suppliers.

BHP Steel Lysaght Asia operates 27 manufacturing facilities in 13 countries. The major materials used in roll-forming businesses are metallic coated and painted steel coil which are predominantly sourced from BHP Steel's operations in Asia, Australia or New Zealand.

3.5 Other matters

Market and Logistics Solutions

Market and Logistics Solutions, in conjunction with BHP Steel's businesses, is responsible for developing and delivering customer solutions into the various markets served by BHP Steel. The functions that report directly into Market and Logistics Solutions include:

- Strategic Marketing which is responsible for major marketing initiatives, such as the development of BHP Steel's e-commerce capability;
- Export Marketing which coordinates the sales and distribution of each business in export markets, handling customer relationships, export marketing, sales logistics and document processing; and
- Transport and Logistics which provides logistics services to BHP Steel, and other strategic third-party customers such as OneSteel.

Research and development

BHP Steel currently supports its businesses through its research and development function. Three broad categories of research and development activities are maintained:

- customer products and service: activities are focused on providing leading-edge product solutions in metallic coated and painted flat steel products and optimising technical support to customers;
- manufacturing excellence: activities are targeted towards the optimisation of operating performance and encompass a wide range of applications (e.g. the development of new processes, the improvement of existing processes and equipment and the extension of the operating life of major fixed assets); and
- organisational learning: activities are focused on utilising technical alliances to stay abreast of new developments and ensuring that acquired knowledge is shared.

Information technology

The majority of BHP Steel's information technology services are outsourced to Computer Sciences Corporation. BHP Steel's Information Systems function formulates information technology strategy and architecture, coordinates group-wide policies, securities and standards, and manages external consultants and service providers to ensure the delivery of required business outcomes.

BHP Steel utilises extensive web and e-commerce capabilities to communicate with its customers and suppliers. BHP Steel operates a product information web site that is focused on the application of BHP Steel's products and has been developed for the benefit of architects, engineers, manufacturers and other end users. The website is integrated with "BHP Steel Direct", a product information call centre. E-commerce capabilities have been further enhanced following an agreement with US-based NewView Technologies. NewView Technologies provides software and services to support supply chain interactions. Under the terms of the agreement, NewView Technologies provides BHP Steel with a web site that contains customer transaction processing capabilities and presents company and steel industry information. Associated systems enable customers to place orders, review dispatch information, monitor the status of orders and obtain copies of invoices.

BHP Steel currently shares much of its information technology infrastructure with BHP Billiton. There will be arrangements in place to ensure the secure separation of all infrastructure as part of the Steel Demerger.

Environment

As part of BHP Billiton, BHP Steel has established and implemented environment management systems at operating sites incorporating policies, standards, procedures and monitoring and measurement regimes. BHP Steel currently intends to continue with these environment management systems and aims to have International Standards ISO 14001 (Environmental Management Systems) certification by December 2003. As part of its continued commitment to responsible environmental management, the BHP Steel Board will receive regular management reports on environmental regulatory issues and on actions and expenditures required to support environmental initiatives. This includes those actions required to address reasonable community expectations and amendments to the regulatory regime.

In preparation for the Steel Demerger, an environmental liability assessment was undertaken at BHP Steel sites. The purpose of the assessment was to identify material

environmental issues across BHP Steel sites and to assess site management and corrective action plans against any issues identified as material. The issues included those requiring expenditure in the next five years to address current legal requirements, reasonable community expectations, reasonably anticipated future regulatory requirements and the potential for any off-site environmental impacts, as well as the existence of disclosed and discovered circumstances that may result in criminal prosecution under any environmental law.

No material environmental issues were identified by the assessment at any of the medium, minor, non-operating or Transport and Logistics sites. No material environmental issues were identified at three of the four major sites, namely Coated Steel Australia's Springhill Works and Western Port Works and New Zealand Steel's Glenbrook steel plant. At the fourth major site, Hot Rolled Products' Port Kembla Steelworks, three material environmental issues were identified. The first related to upgrading the sinter plant to improve stack emission quality, which is already being implemented. Improvements may also be required in relation to the control of off-site discharges of waste waters and contaminated groundwater which may require the introduction of new water treatment facilities in the next three to five years. The third environmental issue relates to the possible future control of hydrogen sulphide emissions from blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available. The environmental issue may not be material if the measurement indicates that emissions are below levels that warrant further reduction. Appropriate amounts will be provisioned for these items if the remedial actions are found to be required.

In respect of environmental issues beyond five years, the assessment disclosed a number of environmental issues relating to community expectations and reasonably anticipated future regulatory requirements, such as a possible carbon tax on greenhouse gas emissions. These issues will be addressed through BHP Steel's environmental management standards and resultant action plans and budgets in the future.

Occupational health and safety

BHP Steel believes that it complies in all material respects with the local country and state government occupational health and safety regulations, Acts and other mandatory requirements relevant to the health and safety of employees, contractors and visitors to its operations.

BHP Steel has a goal of zero harm, which sets health and safety targets to continually reduce the risk of harm to employees, contractors and visitors to sites.

Employees

As at 31 December 2001, BHP Steel had 12,204 employees.

The majority of BHP Steel's production and maintenance employees are members of various trade unions and are covered by enterprise awards and/or agreements. In Australia, new site level agreements are currently being negotiated for the Hot Rolled Products and Coated Products Australia businesses. It is intended that these agreements will operate until at least March 2004.

The New Zealand Steel agreement was recently renegotiated and provides for the introduction of payments linked to productivity improvement. It will remain in force until 31 May 2003. Within the Coated Products Asia's businesses, enterprise-specific agreements are generally renegotiated annually having regard to country-specific legislative requirements.

BHP Steel management and administration staff are generally non-unionised and covered by individual employment arrangements that are underpinned by legislative safety net provisions. Under the Business Improvement Incentive Scheme introduced in July 2001, the majority of non-unionised staff have the opportunity to earn an annual bonus payment subject to personal performance and BHP Steel's performance against business and financial improvement targets.

BHP Steel's Australian operations have generally experienced low levels of industrial disputation. Average lost time for the three years ended 30 June 1998 was 0.33% of available time and for the three years ended 30 June 2001, it was 0.64%. During the first half of 2001, average lost time increased to 2.69% due mainly to disputation over the implementation of major restructuring and outsourcing initiatives at Hot Rolled Products and Coated Products Australia's Packaging Products operation. These initiatives resulted in BHP Steel's Port Kembla-based workforce being reduced by 822 during 2001, with further planned reductions of 188 to be achieved by October 2002. A new award has been made with steel unions (AWU, AMWU and ETU), detailing an agreed process for implementation of Hot Rolled Products' maintenance outsourcing initiatives without further disputation.

During the second half of 2001, average lost time was 1.19% and reflected disputation over enterprise bargaining negotiations. Disputation arose, in particular, as a result of BHP Steel's refusal to roll over security of employment arrangements previously applying to employees at Hot Rolled Products and Coated Products Australia's Port Kembla sites and Western Port Works and BHP Steel's insistence on the

introduction of continuity of operations arrangements at these locations.

At Port Kembla the campaign of strike action over these issues ceased in January 2002 when these matters were referred to the NSW Industrial Relations Commission (Commission). The parties have since agreed to the Commission determining these matters by conciliation as they relate to Port Kembla sites. A decision in these proceedings is expected to be handed down in May 2002.

At Western Port Works an agreement in principle about these matters has been reached with the AWU. This union represents the majority of award covered employees at that site. Discussions are continuing with the trades unions who represent other award covered employees at Western Port.

In principle agreements have also been reached at Coated Products Australia's CSA service centres and it is anticipated that these agreements will be submitted to the Federal Commission for certification progressively during May 2002. Discussions are continuing at BHP Steel Lysaght Australia's service centres.

No or minimal lost time due to industrial disputation has occurred in BHP Steel's operations in other countries over the same period.

Section 7 of the IOM contains further detailed information on BHP Steel.

Section 4 BHP Steel Board and senior management

4.1 BHP Steel Board

A brief profile of each BHP Steel Director as at the date of this Retail Prospectus is set out below.

Graham Kraehe
Chairman
Age 59, BEc

Mr Kraehe will be Chairman of the BHP Steel Board. He has a strong background in manufacturing and was the managing director and chief executive officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited and National Australia Bank Limited and was formerly a board member of Email Limited. Previously, he held positions as managing director of Pacifica Limited and WH Wylie Limited (now Monroe) and is a former chairman of NIES, former director of the Business Council of Australia and former national president of the Metal Trades Industry Association.

Ron McNeilly
Deputy Chairman
Age 58, BCom, MBA, FCPA

Mr McNeilly joined BHP Billiton in 1962 and will be the Deputy Chairman of the BHP Steel Board. Mr McNeilly has over 30 years of experience in the steel industry and previously held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the chairman of Melbourne Business School Limited, a director of Melbourne Storm Football Club Limited, a director of GH Michell & Sons Holdings Pty Limited and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also vice president of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Kirby Adams
Managing Director
and Chief Executive Officer
Age 46, BSc (IndustEng), MBA

Mr Adams joined BHP Billiton in 1995 and was appointed Chief Executive Officer of BHP Steel in March 2000. Prior to this, Mr Adams has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently a director of the International Iron and Steel Institute and a former president and chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb
Non-executive director
Age 62

Mr Crabb has over 30 years of experience in the metals industry and was managing director and chief executive officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of line management positions with the group during his career. Mr Crabb is currently a director of MIM Holdings Limited and is chairman of Capral Aluminium Limited. He is a member of the National Executive Committee of the Australian Industry Group. Mr Crabb recently retired as chairman of Australian Refined Alloys Limited.

Diane Grady
Non-executive director
Age 53, BA (Hons), MA (Chinese Studies), MBA

Ms Grady has been a full time non-executive director since 1994. She is currently a director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust. She is also a trustee of The Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Kevin McCann
Non-executive director
Age 61, BA LLB (Hons), LLM

Mr McCann is co-chairman of partners, Allens Arthur Robinson (formerly Allen Allen & Hemsley). He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is chairman of Healthscope Limited, Origin Energy Limited and the Sydney Harbour Federation Trust. He is a director of Macquarie Bank Limited and other listed companies and has served on the boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

Paul Rizzo
Non-executive director
Age 57, BCom, MBA

Mr Rizzo has broad experience in general management, finance and banking as a chief executive officer and director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He is a director of NM Rothschild & Sons (Australia) Limited, NM Rothschild Australia Holdings Pty Limited and the Epworth Board of Management. Previously, Mr Rizzo held positions as group managing director - finance & administration of Telstra Corporation Limited, chief general manager - retail banking Commonwealth Bank of Australia, and chief executive officer of State Bank of Victoria, and held a range of senior executive positions at ANZ Banking Group Limited. He previously served as chairman of Foxtel Management Pty Limited and as a director of IBM Global Services Australia Limited.

4.2 Senior management

BHP Steel's senior management team has a well-balanced mix of financial, technical, marketing, operational and strategic management capabilities. Details of BHP Steel's senior management executives are set out below:

Michael Barron
Chief Legal Officer and Company Secretary
Age 47, BEc, LLB

Mr Barron joined BHP Steel in 2002. He is responsible for the legal affairs of BHP Steel and for Company Secretarial matters. Prior to joining BHP Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas. His responsibilities at Orica Limited included membership of the executive team and management of the company secretarial, corporate affairs and internal audit functions.

Cyril Benjamin
President, New Zealand Steel
Age 59, BCom

Mr Benjamin joined BHP Billiton in 1971. He was appointed President, New Zealand Steel in 1999 and is responsible for the performance of the New Zealand Steel businesses. Mr Benjamin previously held positions within the BHP Billiton group including, Manager, Western Port and General Manager Operations within the coated products business.

John Cleary
Retiring President, Coated Products
Age 55, BScTech (Metallurgy)

Mr Cleary will be retiring from BHP Billiton effective 1 July, 2002. Mr Cleary joined BHP Billiton in 1964. He was appointed President, Coated Products in 1999 and is responsible for the overall performance of the coated products businesses. Mr Cleary previously held numerous positions with BHP Billiton including Group General Manager, Coated Steel Australia, Group General Manager Mills and Coating, Assistant General Manager Slab, Plate and Strip Products, and General Manager Operations, New Zealand Steel.

Michael Courtnall
President, Asian Building and Manufacturing Markets
Age 53, BScEng (Metallurgy) (Hons)

Mr Courtnall joined BHP Billiton in 1985. He was appointed President, BHP Steel Asia in 2000 and is responsible for the performance of the Asian steel businesses. Mr Courtnall previously held positions within the BHP Billiton Group including President, Coated Steel Asia and Export, Group General Manager, BHP Steel Americas and General Manager Operations International Division. Prior to joining BHP Billiton, he worked for Fletcher Steel in New Zealand and British Steel Corporation in the United Kingdom. Mr Courtnall sits on the boards of BHP Steel's Asian coating businesses.

Noel Cornish
President, Australian Building and Manufacturing Markets
Age 52, BSc (Metallurgy), MEngSc

Mr Cornish joined BHP Billiton in 1969. He was appointed President, Packaging Products in 2000 and is responsible for all coated products businesses in Australia. Mr Cornish previously held positions within the BHP Billiton group, including Group General Manager, Whyalla Steelworks and President, North Star BHP Steel. Mr Cornish is a member of the Packaging Council of Australia Board and the International Iron and Steel Institute Packaging Committee.

Lee de Vryer
Executive Vice President, Strategy and Business Development
Age 38, BE (Hons), MBA

Mr de Vryer joined BHP Billiton in 1997. He was appointed Strategic Advisory Leader, Strategy and Business Development for BHP Steel in July 2000. Mr de Vryer previously held other strategy and business development positions with BHP Billiton including Global Practice Leader, Corporate Business Development and Manager, Group Strategy, Planning and Business Development. He was formerly employed by The Boston Consulting Group as a manager.

Kathryn Fagg
President, Market and Logistics Solutions
Age 40, BE (Hons - Chemical), MCom (Hons)

Ms Fagg joined BHP Billiton in 2000 as Vice President, Fulfilment and Market Solutions for BHP Steel. She is responsible for the overall marketing and sales capability including Strategic Marketing and the International Marketing Network, Transport and Logistics, Supply Chain Velocity, Information Systems and e-Commerce, and overseeing BHP Steel Lysaght Australia. Ms Fagg previously held a number of senior positions with ANZ Banking Group Limited including managing director, Banking Products, and general manager, Retail Banking, New Zealand. Her previous experience was with McKinsey & Co as an associate, and with Esso Australia Limited as a petroleum engineer. Ms Fagg is a member of the Board of Parks Victoria.

Ian Fraser
Executive Vice President, Human Resources
Age 50, BA (Psych), Grad Dip (OrgBehaviour)

Mr Fraser joined BHP Billiton in 2000 as Vice President, Human Resources for BHP Steel. He is responsible for the group management of human resources and industrial relations. Mr Fraser previously held the position of general manager Human Resources with Pioneer International Limited. He has extensive experience in both human resources and general management across a number of manufacturing market sectors including the food, building products and chemical industries.

David Goodwin
Executive Vice President, Corporate Affairs
Age 38, LLB, Grad Dip (Commercial Law), MBus (Logistics)

Mr Goodwin joined BHP Billiton in 1994. He was appointed Strategic Advisory Leader, External Affairs for BHP Steel in September 2000 and is responsible for BHP Steel's employee and external stakeholder communication programs, including government, media and community relations. Mr Goodwin previously held various positions with BHP Billiton in legal management, government relations and external affairs management roles and was formerly Vice President, External Affairs for OneSteel prior to its demerger from BHP Billiton.

Lance Hockridge
President, Industrial Markets
Age 47, BCom (Hons)

Mr Hockridge joined BHP Billiton in 1978. He was appointed President, Flat Products in 2000 and is responsible for the overall performance of the Hot Rolled Products businesses, New Zealand Steel and is Chairman of North Star BHP Steel. Mr Hockridge previously held numerous positions in BHP Billiton including Group General Manager BHP Transport, Corporate General Manager International, Group General Manager Human Resources and External Affairs Steel, Group General Manager Rod Bar and Wire, and President Long Products. He is currently a director of internal companies, community organisations and the Australian Industry Group.

Brian Kruger
Chief Financial Officer
Age 40, BEc, ASCPA

Mr Kruger joined BHP Billiton in 1983. He was appointed Chief Financial Officer of BHP Steel in 2001 and is responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance. Mr Kruger previously held positions with BHP Billiton including Practice Leader, Corporate Finance and Vice President Finance, North Star BHP Steel.

Col Weatherstone
President, Coated Steel Australia
Age 46, BEng (Mining) (Hons)

Mr Weatherstone joined BHP Billiton in 1977. He was appointed President, Coated Steel Australia in 1999. Mr Weatherstone previously held positions within the BHP Billiton Group, including President, BHP Illawarra Coal, Group Manager Safety & Risk Management, BHP Steel and Group Manager Strategic Planning, BHP Steel.

Section 5 Financial information

5.1 Introduction

This section summarises the following financial information on BHP Steel:

- pro forma historical financial information for the years ended 30 June 1999, 2000 and 2001 and six months ended 31 December 2000 and 2001; and
- forecast financial information for the years ending 30 June 2002 and 2003.

5.2 Pro forma historical financial information

The pro forma historical financial information is derived from pro forma combined financial statements for the years ended 30 June 1999, 2000 and 2001 and for the six months ended 31 December 2001 which have been subject to review by the Investigating Accountant, Arthur Andersen. The pro forma historical combined financial statements includes BHP Steel Limited and its existing controlled entities, together with the entities for whom control is proposed to be transferred to BHP Steel as contemplated by the Implementation Deed. Normalisation adjustments are made to the historical financial information to adjust for discontinued activities, to exclude the impact of certain non-recurring items and to reflect the costs of operating as an independent company.

The pro forma historical financial information provided for BHP Steel includes:

- pro forma statements of financial performance for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001;
- pro forma statements of cash flows for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001;
- the pro forma statement of financial position as at 31 December 2001;

The pro forma statements of financial performance have been provided only to EBIT and the pro forma statements of cash flows only to the net operating and investing cash flows before borrowing costs and income tax. The assets and entities that comprise BHP Steel were previously part of BHP Billiton and operated under different corporate structures with different gearing, treasury and tax profiles. Accordingly, reporting borrowing costs, income tax and net financing cash flows is not considered to be meaningful or appropriate and this information has not been included in the pro forma historical financial information.

Pro forma statements of financial performance	Year ended 30 June			Six months ended 31 December	
$ millions	**1999**	**2000**	**2001**	**2000**	**2001**
Revenue[1]					
Hot Rolled Products	2,101	2,064	2,221	1,104	1,067
Coated Products Australia	2,484	2,572	2,436	1,260	1,194
New Zealand Steel	461	466	471	217	239
Coated Products Asia	420	450	556	283	266
Corporate and Group[2]	497	517	445	232	165
Inter-segment[3]	(1,114)	(1,171)	(1,188)	(633)	(632)
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Share of net profit/(loss) of associates and joint ventures[4]	(38)	21	(26)	(6)	(14)
EBITDA[5]					
Hot Rolled Products[4]	233	341	249	206	118
Coated Products Australia	234	282	196	122	78
New Zealand Steel	71	78	76	41	28
Coated Products Asia	19	37	81	39	48
Corporate and Group	(33)	(35)	(51)	(30)	(30)
Inter-segment[6]	1	8	17	-	(21)
Total	**525**	**711**	**568**	**378**	**221**
Depreciation and amortisation[7]	268	266	263	130	126
EBIT[8]	**257**	**445**	**305**	**248**	**95**

[1] *Revenues are after normalisation adjustments set out in section 8 of the IOM.*

[2] *Corporate and Group revenue relates primarily to external transport and logistics sales and external trading activity by the export trading offices.*

[3] *Inter-segment revenue is an elimination entry to adjust for the impact of internal sales.*

[4] *Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel. This is included in the EBITDA for Hot Rolled Products.*

[5] *EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in section 8 of the IOM.*

[6] *Inter-segment EBITDA is an elimination entry to remove the impact of profit-in-stock associated with internal sales.*

[7] *Depreciation and amortisation is after the normalisation adjustments set out in section 8 of the IOM.*

[8] *EBIT means profit from ordinary activities before borrowing costs and income tax expense including interest income and after the normalisation adjustments set out in section 8 of the IOM.*

Pro forma statements of cash flows	Year ended 30 June			Six months ended 31 December	
$ millions	**1999**	**2000**	**2001**	**2000**	**2001**
Cash flows related to operating activities					
EBITDA [1]	525	711	568	378	221
Other non-cash items [2]	34	(22)	22	6	15
Working capital [3]	166	26	41	(63)	8
Net operating cash flows before borrowing costs and income tax	**725**	**715**	**631**	**321**	**244**
Cash flows related to investing activities					
Capital expenditure [4]	(191)	(90)	(105)	(33)	(57)
Proceeds from sale of property, plant and equipment [5]	14	10	9	2	1
Investment expenditure [6]	(34)	-	(15)	(3)	-
Net investing cash flows	**(211)**	**(80)**	**(111)**	**(34)**	**(56)**
Net operating and investing cash flows before borrowing costs and income tax	**514**	**635**	**520**	**287**	**188**

[1] EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in section 8 of the IOM.

[2] Other non-cash items primarily relates to the share of profit/(loss) of associates and joint ventures accounted for using the equity method which is included in EBITDA.

[3] Working capital represents the movement in receivables, inventories, other current assets, payables other than for capital expenditure and provisions other than tax provisions. Working capital in this document may not be comparable to similarly titled measures reported by other entities.

[4] Capital expenditure means cash payments for the purchase of property, plant and equipment.

[5] Proceeds from the sale of property, plant and equipment excludes proceeds associated with discontinued activities that have been treated as a normalisation adjustment.

[6] Investment expenditure means purchases of investments and primarily relates to BHP Steel's investment in North Star BHP Steel.

Pro forma statement of financial position[1]

$ millions	As at 31 December 2001
Current assets	
Cash assets	170
Receivables	433
Inventories	685
Other	18
Total current assets	**1,306**
Non-current assets	
Investments	144
Property, plant and equipment	3,219
Deferred tax assets	53
Other assets	87
Total non-current assets	**3,503**
Total assets	**4,809**
Current liabilities	
Payables	479
Interest-bearing liabilities	106
Tax liabilities	40
Other provisions	172
Total current liabilities	**797**
Non-Current Liabilities	
Interest-bearing liabilities	673
Deferred tax liabilities	416
Other provisions	185
Total non-current liabilities	**1,274**
Total liabilities	**2,071**
Net assets	**2,738**
Equity	
Total equity attributable to members of BHP Steel Limited	2,705
Outside equity interests	33
Total equity	**2,738**

[1] *For a discussion of BHP Steel's off balance sheet arrangements, see "Capital Resources" in section 9 of the IOM. For a reconciliation between this pro forma statement of financial position and combined statement of financial position, see note 2(b) in the pro forma combined financial statements and accompanying notes included as an appendix to the Investigating Accountant's Report which appears as Annex A of the IOM.*

5.3 Forecast financial information

In accordance with market practice in Australia, forecast financial information for the years ending 30 June 2002 and 30 June 2003 has been prepared in accordance with Australian GAAP. This information was prepared by the management of BHP Billiton and the management of BHP Steel for use in this Retail Prospectus. Subject to the continuous disclosure requirements imposed upon publicly listed companies, BHP Billiton and BHP Steel do not intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for BHP Steel includes:

- pro forma forecast statement of financial performance for the year ending 30 June 2002 and the forecast statement of financial performance for the year ending 30 June 2003; and
- pro forma forecast statement of cash flows for the year ending 30 June 2002 and the forecast statement of cash flows for the year ending 30 June 2003.

The pro forma forecast financial information for the year ending 30 June 2002 comprises pro forma historical financial information for the six months ended 31 December 2001 plus the forecast financial information for the six months ending 30 June 2002.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which, as at the date of this Retail Prospectus, are expected to take place, including the key assumptions set out in Section 5.3.1. The forecast financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecast financial information, but reflects the best currently available estimates, including BHP Billiton's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. BHP Billiton and the managements of BHP Billiton and BHP Steel have used due care and attention in the preparation of this forecast financial information and consider the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of BHP Steel and are not predictable on a reliable basis. Accordingly, none of BHP Billiton, BHP Steel, nor any other person can give any assurance that the forecast financial information will be achieved. Events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the forecast financial information. The sensitivity analysis in Section 5.3.2 is a summary of the sensitivity of the forecast EBIT for the year ending 30 June 2003 to changes in certain key variables. In particular, BHP Steel's forecast EBIT is highly sensitive to assumptions relating to hot rolled coil prices.

The forecast financial information, together with comparative historical financial information for the year ended 30 June 2001, is set out in the tables on page 38. It should be read together with the key assumptions and sensitivity analysis, the risk factors described in Section 7 and other information contained in this Retail Prospectus. A Report on Forecast Financial Information by Arthur Andersen is provided in Section 6.

Forecast statements of financial performance

$ millions	Pro forma historical[1] Year ended 30 June 2001	Pro forma forecast[2] Year ending 30 June 2002	Forecast Year ending 30 June 2003
Revenue[3]	**4,941**	**4,489**	**4,913**
EBITDA	**568**	**421**	**611**
Depreciation and amortisation	263	254	268
EBIT	**305**	**167**	**343**
Net interest expense			27
Profit before tax expense			316
Tax expense			46
Net profit before outside equity interests			270
Outside equity interests			16
Net profit			**254**

[1] Pro forma historical financial information is after normalisation adjustments set out in section 8 of the IOM.

[2] Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in section 9 of the IOM as well as a further $32 million of favourable adjustments in the second half of 2002. The $32 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to the Steel Demerger, $13 million of corporate charges related to one-off transaction costs and $5 million product warranty payments related to discontinued operations.

[3] Revenue includes external trading activity totalling $253 million in 2001 declining to $94 million and $35 million in 2002 and 2003.

Forecast statements of cash flows

$ millions	Pro forma historical[1] Year ended 30 June 2001	Pro forma forecast[2] Year ending 30 June 2002	Forecast Year ending 30 June 2003
Net operating cash flows before borrowing costs and income tax	**631**	**364**	**543**
Net investing cash flows	**(111)**	**(168)**	**(198)**
Payment of income tax			(6)
Net financing cash flows[3]			**(158)**
Net increase in cash held			**181**

[1] Pro forma historical financial information is after normalisation adjustments set out in section 8 of the IOM.

[2] Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in section 9 of the IOM as well as a further $34 million of favourable adjustments in the second half of 2002. The $34 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to the Steel Demerger, $15 million of corporate charges related to one-off transaction costs including fees related to the establishment of BHP Steel's new debt facilities, and $5 million product warranty payments related to discontinued operations.

[3] Net financing cash flows include interest, dividends and other financing costs.

5.3.1 Key assumptions

The forecast financial information is based on the following key assumptions:

Revenue assumptions

Revenue is forecast to decrease by 9% in the year ending 30 June 2002 to $4,489 million from $4,941 million in the year ended 30 June 2001 and then increase by 9% in the year ending 30 June 2003 to $4,913 million. The key assumptions in respect of revenue are:

- Average FOB price for hot rolled coil exported by BHP Steel decreases by 12% from US$230 per tonne in the year ended 30 June 2001 to US$203 per tonne in the year ending 30 June 2002 and then increases by 14% to US$232 per tonne in the year ending 30 June 2003. The price of hot rolled coil varies between different geographic markets and customer specifications. The forecast average prices reflect the expected mix of hot rolled coil markets and customers.

  BHP Steel's forecast net profit is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.
- Forecast slab exports to the US of 350,000 tonnes will not be subject to the 30% tariff introduced by the US Government in March 2002 due to the agreement by the US Government not to impose a tariff on Australian exports below 354,000 tonnes per annum.
- Forecast hot rolled coil exports of 250,000 tonnes to BHP Steel's US based customer, Steelscape, will not be subject to the 30% tariff introduced by the US Government in March 2002 due to an exemption on those products that has been agreed to by the US Government.
- Average domestic selling prices for metallic coated and painted steel products in Australia and New Zealand remain stable in the years ending 30 June 2002 and 2003 and at the same level as the year ended 30 June 2001.
- Total domestic sales volume in Australia and New Zealand increases by 1% from 2.56 million tonnes in the year ended 30 June 2001 to 2.59 million tonnes in the year ending 30 June 2002 and then decreases 3% in the year ending 30 June 2003 to 2.52 million tonnes.
- Total export sales from Australia and New Zealand decrease by 12% from 2.66 million tonnes in the year ended 30 June 2001 to 2.34 million tonnes in the year ending 30 June 2002 and then increase by 21% in the year ending 30 June 2003 to 2.84 million tonnes.
- Total sales from Coated Products Asia's three coating facilities decrease by 17% from 0.36 million tonnes in the year ended 30 June 2001 to 0.30 million tonnes in the year ending 30 June 2002 and then increases by 17% in the year ending 30 June 2003 to 0.35 million tonnes. The aggregate volume sold by Coated Steel Asia in its domestic markets as a percentage of total Asian sales volume remains above 60% in both the year ending 30 June 2002 and 30 June 2003.

EBITDA assumptions

EBITDA is forecast to decrease by 26% in the year ending 30 June 2002 to $421 million from $568 million in the year ended 30 June 2001 and increase by 45% in the year ending 30 June 2003 to $611 million. In addition to the revenue assumptions outlined, the key assumptions in respect of EBITDA are:

- Iron ore and coking coal prices are respectively 2% and 8% higher in the year ending 30 June 2002 compared to the year ended 30 June 2001. Prices for iron ore in the year ending 30 June 2003 are assumed to be in line with those in the year ending 30 June 2002, but coking coal prices increase by 14%.
- Total slab production in Australia and New Zealand decreases by 3% from 5.43 million tonnes in the year ending 30 June 2001 to 5.25 million tonnes in the year ending 30 June 2002 and then increases by 8% in the year ending 30 June 2003 to 5.66 million tonnes. Changes in slab production affect unit costs and hence EBITDA margin.
- Minimal level of industrial strikes or other industrial disturbances for the remainder of the year ending 30 June 2002 and in the year ending 30 June 2003.
- Average scrap to hot rolled coil margin spread in North Star BHP Steel increases to US$162 per tonne in the year ending 30 June 2003 from an average spread of $134 in the year ending 30 June 2002 and US$143 in the year ended 30 June 2001. The benefit which North Star BHP Steel is assumed to derive from stronger US domestic prices is forecast to be partially offset by higher scrap prices.

Interest assumptions

Net interest expense includes borrowing costs and interest income. Borrowing costs, representing debt interest costs, are at an average rate of 5.6% per annum for the year ending 30 June 2003.

Taxation assumptions
Taxation assumptions reflect a forecast effective tax rate of 15% in the year ending 30 June 2003. This is lower than the rate of corporation tax within most jurisdictions in which BHP Steel operates primarily due to the utilisation of prior year income tax losses that have not previously been tax effected for statutory accounting purposes.

As at 30 June 2001, BHP Steel had estimated tax losses of $554 million in its New Zealand subsidiaries, $146 million in its Asian subsidiaries and $195 million in the US subsidiary through which it holds its interest in North Star BHP Steel. These tax losses are available to offset against future years' taxable income within these entities if the group continues to comply with the conditions for deductibility imposed by law. A tax bill (Bill) was introduced in the New Zealand Parliament in December 2001 to amend the tax legislation concerning the maintenance of the existing level of shareholder continuity required for recoupment of carry forward tax losses in the situation of a demerger. The amendment is in line with the underlying policy intent of the existing provisions. Royal Assent is anticipated in June 2002. The legislation is to be made effective from 1 March 2002. Once the Bill receives Royal Assent, BHP Steel will be able to utilise existing carry forward income losses in New Zealand against future years' taxable income in New Zealand. After the Steel Demerger, significant changes in the shareholders of BHP Steel could affect the carry forward of tax losses in New Zealand. There are some detailed rules affecting the satisfaction of the shareholder continuity test. However, BHP Billiton understands that, subject to some particular circumstances, the ability to carry forward losses should not be affected unless either a single shareholder, or alternatively two or more shareholders who each hold an interest of 10% or greater collectively, acquire greater than 51% of the shares in BHP Steel.

Capital expenditure assumptions
Capital expenditure is forecast to increase to $170 million in the year ending 30 June 2002 from $105 million in the year ended 30 June 2001 and then increase to $198 million in the year ending 30 June 2003. The increased expenditure is primarily attributable to reducing emissions at Port Kembla Steelworks' sinter plant, an upgrade of Port Kembla Steelworks' hot strip mill and the expansion of BHP Steel's roll-forming capacity in Asia.

General assumptions
The following general assumptions are relevant to the forecast financial information:

- Average Australian dollar/US dollar exchange rate of A$1/US$0.51 in the year ending 30 June 2002 and A$1/US$0.52 in the year ending 30 June 2003.
- No significant change in the economic conditions prevailing in Australia and the markets in which BHP Steel operates, other than those changes reflected in the key revenue assumptions.
- No significant change in the legislative regimes and regulatory environments in the jurisdictions in which BHP Steel or its key customers or suppliers operate, other than the trade sanctions noted in the key revenue assumptions.
- No change in applicable accounting standards that would have a material impact on BHP Steel's financial reporting or disclosure.
- No change in the taxation legislation that would have a material impact on BHP Steel's forecast financial position.
- No material environmental losses or material legal claims.
- No material adverse change in the competitive environment in the Australian steel industry.
- No material acquisitions or disposals.

5.3.2 Sensitivity analysis

The forecast financial information is based on certain economic and business assumptions about future events. Set out on page 41 is a summary of the sensitivity of the forecast EBIT to variations in a number of key variables. The sensitivity analysis is specific to steel prices, exchange rates, volumes and costs forecast for the year ending 30 June 2003. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is likely that BHP Steel's management would respond to any adverse change in one variable by taking action to minimise the net effect on BHP Steel's earnings.

Hot rolled coil price sensitivity
BHP Steel's forecast EBIT is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.

International steel prices are volatile and difficult to forecast. For example, in the last five years, the European exported hot rolled coil price has sometimes varied by as much as US$140 per tonne in a 12 month period. During this period, the average European exported hot rolled coil price was around US$270 per tonne and the standard deviation was US$52. The assumed increase in the year ending 30 June 2003 may therefore not occur in that period or may not be as large or as sustained as forecast. The business risks associated with the volatility of international steel prices and the difficulties in forecasting them are set out in Section 7.1.

Hot rolled coil price sensitivity

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$25/tonne movement in average hot rolled coil price[1]	104

[1] *The sensitivity analysis assumes a US$25 per tonne equivalent impact on the price of export cold rolled coil and plate and a US$19 per tonne impact on the price of export slab. Prices of export metallic coated and painted steel products as well as Australian domestic pipe and tube products are assumed to change by less than US$25 per tonne due to the existence of other market factors. The sensitivity excludes the impact on North Star BHP Steel which is separately considered in the sensitivity analysis below.*

Other significant sensitivities

Other significant sensitivities

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$10/tonne movement in North Star BHP Steel scrap to hot rolled coil price spread	16
+/- 2% movement in slab production in Australia and New Zealand	14
+/- 1c movement in Australian dollar/US dollar exchange rate[1]	10
+/- US$1/tonne movement in coking coal costs	7
+/- US$1/tonne movement in iron ore costs	14

[1] *The movement in the Australian dollar/US dollar exchange rate includes a restatement of US dollar denominated receivables and payables.*

5.4 Dividends

The payment of a dividend by BHP Steel, if any, is at the complete discretion of the BHP Steel Directors and will be a function of a number of factors, including the general business environment, the operating results and financial condition of BHP Steel, ongoing capital expenditure and future funding requirements, capital management initiatives, potential strategic growth opportunities, taxation considerations such as the level of franking credits available, any contractual, legal or regulatory restrictions on the payment of dividends by BHP Steel and any other factors the BHP Steel Directors may consider relevant. Therefore, no assurances can be given by any person, including the BHP Steel Directors, about the payment of any dividend and the level of franking.

Subject to these considerations, the dividend policy of BHP Steel will be to distribute approximately 60% of net profit attributable to BHP Steel Shareholders in the form of dividends. Dividends will be paid twice a year, with an interim dividend paid in April and a final dividend paid in October of each calendar year. It is intended that dividends will be franked to the extent possible given available credits.

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents per share in October 2003. Based on current projections that BHP Steel's Australian tax paying companies will incur tax losses in 2002 and the likely introduction of new tax consolidation laws in Australia from 1 July 2002, BHP Steel is expected to have zero franking credits at the time of its demerger from BHP Billiton. As a result, the interim dividend to be paid in April 2003 is expected to be unfranked, while the final dividend for 2003 is expected to be franked to approximately 40%. The extent to which future dividends will be franked is anticipated to increase over time, but will be dependent on the level of Australian tax paid by BHP Steel companies.

The following sections of the IOM contain further detailed information relevant to the following matters:

- *section 8, in respect of selected pro-forma historical financial and operating information;*
- *section 9, in respect of management's discussion and analysis of the financial condition and results of operations;*
- *section 10, in respect of forecast financial information;*
- *Annex A, the Investigating Accountant's Report; and*
- *Annex C, which sets out certain significant differences between Australian GAAP and US GAAP.*

Section 6 Report on forecast financial information



The Directors
BHP Billiton Limited
600 Bourke Street
MELBOURNE VIC 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC

363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia

Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney

www.andersen.com

13 May 2002

Dear Directors

Report on Forecast Financial Information

Introduction

This report has been prepared by Arthur Andersen for inclusion in the Retail Prospectus, to be issued in connection with the demerger of BHP Steel from BHP Billiton Limited and the proposed listing of BHP Steel Limited on the Australian Stock Exchange.

Arthur Andersen has been requested to:

- form an opinion on whether the forecast profit and loss and cash flow information for the years ending 30 June 2002 and 2003 ('Forecast Financial Information'), as set out in Section 5.3 of the Retail Prospectus, has been properly prepared on the basis of the stated assumptions and in accordance with the accounting policies of BHP Steel; and
- report whether anything has come to our attention which would cause us to believe that the assumptions underlying the Forecast Financial Information, when taken as a whole, do not provide a reasonable basis for the preparation of the Forecast Financial Information.

We disclaim any responsibility for any reliance placed on this report, or on the Forecast Financial Information to which it relates, for any purpose other than that for which it was prepared.

The terms used in this report have the same meaning as defined in the Retail Prospectus.

Forecast Financial Information

The Forecast Financial Information is set out in Section 5.3 of the Retail Prospectus and comprises the forecast profit and loss and cashflow information for the years ending 30 June 2002 and 2003 together with the assumptions on which they are based.

The management of BHP Billiton Limited and the management of BHP Steel are responsible for the preparation and presentation of the Forecast Financial Information, including the assumptions on which the Forecast Financial Information is based and the sensitivities of the Forecast Financial Information to changes in key assumptions. The Forecast Financial Information was prepared based on an assessment of present economic and operating conditions and on a number of assumptions regarding future events and actions which, at the date of this Retail Prospectus, are expected to take place, including the key assumptions in Section 5.3.1 of the Retail Prospectus. The Forecast Financial Information reflects the best currently available estimates, including BHP Billiton Limited's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. The Forecast Financial Information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the Forecast Financial Information, are by their very nature subject to significant uncertainties and contingencies, many of which are outside the control of BHP Steel and are not predictable on a reliable basis. The events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the Forecast Financial Information. In particular, BHP Steel's forecast financial information is highly sensitive to assumptions related to hot rolled coil prices.

The sensitivity of the Forecast Financial Information to changes in international steel prices and other key assumptions is set out in Section 5.3.2 of the Retail Prospectus and the risks to which the business of BHP Steel is exposed are detailed in Section 7 of the Retail Prospectus. The Forecast Financial Information should be considered in conjunction with the analysis in these sections.



The Forecast Financial Information has been prepared on a basis consistent with the accounting policies disclosed in the Pro Forma Combined Financial Statements included in Annex A to the Institutional Offer Memorandum. The Forecast Financial Information is presented in an abbreviated form in so far as it does not contain all of the disclosures required by the accounting standards applicable to historical financial information.

Scope of procedures

We have reviewed the Forecast Financial Information for the years ending 30 June 2002 and 2003 in accordance with Australian Auditing Standards applicable to review engagements. Our review has been limited primarily to:

- enquiries as to the process used in preparing the Forecast Financial Information;
- consideration and discussion with the management of BHP Billiton Limited and BHP Steel and the evidence supporting the assumptions underlying the Forecast Financial Information;
- a review of the compilation of the Forecast Financial Information; and
- ensuring that the Forecast Financial Information is presented in accordance with the basis described above.

The Forecast Financial Information relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Forecast Financial Information is based, such evidence is generally future orientated and therefore not capable of independent substantiation. Given the nature of the evidence available in assessing the reasonableness of the assumptions, we are not in the position to obtain the level of assurance necessary to express a positive opinion on those assumptions. Accordingly, we provide a lesser level of assurance on the reasonableness of the assumptions.

Opinion

Opinion on preparation and presentation

In our opinion:

- the Forecast Financial Information has been properly prepared on the basis of the stated assumptions; and
- the Forecast Financial Information has been presented in accordance with the basis of preparation and presentation described above.

Opinion on the assumptions

Based on our review, as at the date of this report, nothing has come to our attention which causes us to believe that the assumptions, when taken as a whole, do not provide a reasonable basis for preparation of the Forecast Financial Information.

Actual results are likely to be different from those forecast since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, we express no opinion as to whether the Forecast Financial Information will be achieved.

Independence

Arthur Andersen does not have any interest in the outcome of the demerger of BHP Steel or listing of BHP Steel Shares on Australian Stock Exchange other than in connection with the preparation of this report, the Investigating Accountant's Report set out as Annex A to the Institutional Offer Memorandum and participation in due diligence procedures for which normal professional fees will be received.

Arthur Andersen also acts as statutory auditor of BHP Billiton Limited.

Yours faithfully

Arthur Andersen

Arthur Andersen

Section 7 Risk factors

There are a number of factors, both specific to BHP Steel and of a general nature, which may affect BHP Steel's future operating and financial performance and the value of an investment in BHP Steel Shares. This Section summarises certain, but not all, risks associated with an investment in BHP Steel. Prior to making an investment decision, you should carefully consider the following risk factors, as well as the other information contained in this Retail Prospectus.

7.1 BHP Steel's business is largely dependent on international steel prices, which are volatile, difficult to forecast and which have been depressed

Exports accounted for approximately 27% of BHP Steel's revenue in the year ended 30 June 2001. BHP Steel's revenues and earnings are therefore very sensitive to changes in international steel prices. Short-term price movements would typically have an immediate impact on BHP Steel's commodity product range (e.g. slab, hot rolled coil and cold rolled coil). Short-term price movements have a substantially lesser impact on BHP Steel's value-added domestic metallic coated and painted steel product range. These products will be impacted by the longer-term trends in steel prices.

International steel prices have historically been very volatile. For example, in the last five years, European export hot rolled coil FOB prices have sometimes varied by as much as US$140 per tonne in a 12-month period. BHP Steel's production accounts for only a very small part of global steel production and the factors that affect international steel prices, such as economic growth, exchange rate fluctuations, changes in global steel production capacity, changes in the cost of raw materials and trade barriers, are outside of its control.

The historical long-term trend of international steel prices has been downwards, with periods of significant increases above and decreases below this long-term trend. Forecasting the exact timing of increases and decreases in international steel prices, their level and their duration is difficult and often imprecise.

International steel prices have been depressed. For example, the FOB price of European exported hot rolled coil was US$195 per tonne as at February 2002, which is close to the lowest price for this product at any point during the last 15 years.

The recent trade actions in the US and elsewhere, while potentially increasing steel prices in some markets, could have the impact of reducing prices in other markets as steel trade flows are redirected depending on the level of protectionism.

7.2 BHP Steel relies on its coking coal supply contract with the BHP Billiton entities that own the Illawarra Collieries

BHP Steel relies on the coking coal supply contract it has with the BHP Billiton entities that own the Illawarra Collieries for 90% of its coking coal requirements for Port Kembla Steelworks (see the summary of coal supply arrangements in section 12 of the IOM). BHP Steel considers the supply under that coking coal contract as essential to its operations due to a lack of low-cost alternative sources of suitable coal. If coal ceases to be supplied to BHP Steel under this contract for any reason, this could be expected to have a material adverse impact on the costs of producing steel at BHP Steel's Port Kembla Steelworks and, hence, on the financial performance of BHP Steel.

7.3 The industries in which BHP Steel is involved are highly cyclical

BHP Steel's revenues and earnings are sensitive to the level of activity in the Australian and New Zealand construction, manufacturing and automotive industries. These industries are highly cyclical and sensitive to a number of factors outside of BHP Steel's control, including the general economic conditions in Australia and New Zealand.

BHP Steel is not able to predict the timing, extent, and duration of the economic cycles in the markets in which it operates. Because many of BHP Steel's costs are fixed, if a downturn occurs, it may not readily be able to reduce its costs in proportion to the extent of the downturn. Any significant or extended downturn in the Australian and New Zealand construction, manufacturing or automotive industries will negatively affect BHP Steel's revenues, profits and financial condition, as would the permanent closure of manufacturing or automotive operations.

7.4 BHP Steel could be adversely affected by changes in the structure of the Australian steel industry

Although BHP Steel is the primary supplier of flat steel products in Australia and New Zealand, it faces increasing competition from imports. Historically, BHP Steel has enjoyed a strong market position relative to imports. However, there can be no assurance that BHP Steel will be able to maintain this position. Increases in steel imports could result in less demand for steel manufactured in Australia, having a negative impact on BHP Steel's revenues, costs and profits.

In addition, there is a risk that existing customers may discontinue purchases from BHP Steel if they pursue closer ties with offshore flat steel producers or decide themselves to move into the production of flat

steel products. Other Australian domestic producers of painted steel products are estimated to have capacity to supply 35,000 to 65,000 tonnes per annum. These producers supply product within the BHP Steel range and should they undertake a major expansion of facilities it may negatively affect BHP Steel.

There are also a number of projects currently being considered by new market entrants that envisage the development of additional flat steel production, coating capacity, or both, in Australia. If any such change in the industry structure were to occur, this could negatively affect BHP Steel's revenues, costs and earnings.

7.5 BHP Steel's exports are subject to new tariffs in the US and may be subject to other potential international trade barriers

Approximately 27% of BHP Steel's revenues were derived from export sales in the year ended 30 June 2001. In addition to the risks that ordinarily affect exporting companies, such as fluctuations in exchange rates, there is a risk that BHP Steel's export revenues and earnings could be adversely impacted by measures adopted by the governments of countries to which BHP Steel exports. Measures designed to protect the domestic steel industry of these countries could include, for example, the increase of import duties or tariffs, the imposition of quotas on steel imports or the provision of subsidies to their domestic steel industry.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff (reducing over three years) on imports of slab (in excess of a quota), hot rolled coil and other selected steel products into the US for a period of three years. While approximately 80% of BHP Steel's Australian exports to the US are exempt from this tariff or are included within a tariff-free quota, BHP Steel's exports could be affected by retaliation by other steel-producing nations which, if they introduced similar measures in response to the US action, could limit BHP Steel's ability to compete in those markets. Steel producers may also redirect export sales into BHP Steel's domestic markets. These measures could be in retaliation to the US action and/or to protect other domestic steel industries from steel imports diverted away from the US. In late March 2002, the European Union announced that it would implement provisional measures under the form of tariff-quotas to limit imports of certain steel products as a result of the US President's decision to impose tariffs on these products, including hot rolled coil. These measures could limit BHP Steel's ability to compete in those markets. Further information on these tariff announcements are contained in Section 2.2(a).

7.6 Industrial disputes between BHP Steel and unions could disrupt BHP Steel's operations

The majority of BHP Steel's production and maintenance employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. In the recent past, BHP Steel has experienced industrial disputes at its Australian operations, particularly as a result of the outsourcing of some of its functions. BHP Steel will continue to restructure operations and pursue other workplace change initiatives designed to improve the performance of its businesses. Disputes with trade unions regarding these initiatives, and other business improvement initiatives, could lead to strikes or other forms of industrial action (e.g. bans and limitations) that could disrupt BHP Steel's operations, raise costs and reduce BHP Steel's revenues and profits. The outcome of these disputes could also limit BHP Steel's ability to implement these initiatives, resulting in a loss of relative global competitiveness.

7.7 BHP Steel's actual results may be worse than those contained in forecast financial information included in this Retail Prospectus

Included in this Retail Prospectus are the forecast financial performance and cash flow statements for the years ending 30 June 2002 and 30 June 2003. These forecasts have been prepared based upon an assessment of present economic and operating conditions and on a large number of assumptions regarding future events and actions. These assumptions are subject to a variety of significant business, economic and competitive uncertainties, many of which are outside the control of BHP Steel. The results are particularly sensitive to hot rolled coil prices and if the actual hot rolled coil prices in a period are materially lower than the forecast prices, this could cause the actual results to be worse than those contained in the forecast financial information. The forecast, including the extent of its sensitivity to hot rolled coil prices, is contained in Section 5.3. Inclusion of the forecast financial information in this Retail Prospectus should not be regarded as a representation by any person that the results contained in the forecast financial information will be achieved.

7.8 The historical financial information included in this Retail Prospectus may not reflect BHP Steel's actual results, had it been a separate company

The historical financial information regarding BHP Steel that is included in this Retail Prospectus has been prepared by combining the results of operations, financial position and cash flows of each of the legal entities that have formed part of BHP Steel's operations in

each of the historical periods. The combined amounts may not reflect BHP Steel's results of operations, financial position and cash flows had it been an independent company during the periods presented. This is because:

- BHP Steel did not in fact operate as an autonomous group during the historical periods;
- the historical financial information reflects the capital structure of BHP Steel following the capitalisation of certain inter-company loans from BHP Billiton under the terms of the Implementation Deed. It does not purport to represent what the capital structure of BHP Steel would have been had it operated as an independent company;
- BHP Steel's financial statements reflect allocations, primarily with respect to corporate and other expenses, for services provided to BHP Steel by BHP Billiton. These allocations are based upon estimates and assumptions made by BHP Steel and BHP Billiton, and may not necessarily reflect the costs BHP Steel would have incurred for similar services as an independent company;
- the information may not reflect strategies or operations that BHP Steel would have followed or undertaken if it had operated as an independent steel company instead of being part of a diversified natural resources company;
- the terms of contracts between BHP Steel and its suppliers, customers and financiers, including BHP Billiton and OneSteel when it was wholly owned by BHP Billiton, may have been different if BHP Steel had been an independent company; and
- BHP Steel would have been exposed to different financial and business risks if it had been an independent company rather than a part of BHP Billiton. The effect of these different risks on BHP Steel's results may not be reflected in BHP Steel's historical financial statements.

7.9 BHP Steel's business is dependent on some key customer relationships

Globally, BHP Steel relies on a number of key customer relationships. For example, Steelscape and California Steel Industries in the US, Dongkuk Steel in South Korea and Smorgon Steel and OneSteel in Australia. The loss or impairment of significant relationships such as these could have a material adverse effect on BHP Steel's revenues and profitability.

7.10 BHP Steel's business is subject to extensive environmental regulation

BHP Steel's operations are subject to extensive environmental laws and regulations. Pursuant to an environmental indemnity for the benefit of BHP Billiton, BHP Steel will be responsible for past and future environmental liabilities relating to the BHP Steel businesses or operations, including environmental liabilities that are presently unforeseen or unquantifiable. This may require BHP Steel to carry out remedial work or install additional equipment at a substantial cost. It could also restrict the ability of BHP Steel to conduct its business economically or restrict some activities altogether. Environmental liabilities, if incurred, could be very large and could have a significant adverse impact on BHP Steel's operations and financial position.

7.11 BHP Steel is exposed to the effects of exchange rate fluctuations in the US dollar/ Australian dollar exchange rate

BHP Steel's assets, earnings and cash flows are influenced by movements in exchange rates of other currencies against the Australian dollar, particularly movements in the US dollar. A material proportion of BHP Steel's revenues, and many of BHP Steel's costs, including the purchase of coal, iron ore and coating metals, various operating materials and capital equipment, are denominated in US dollars. During most periods, BHP Steel's US dollar denominated revenues exceed its US dollar denominated costs. Because BHP Steel's financial statements are in Australian dollars, an increase in the value of the Australian dollar relative to the US dollar could be expected to have an adverse effect on BHP Steel's profitability and financial position.

In addition, as imports of flat steel products into Australia are typically denominated in US dollars, BHP Steel's competitive position in Australia may be adversely affected by an increase in the value of the Australian dollar relative to the US dollar.

7.12 BHP Steel will need to develop a new brand to replace the "BHP" name

Under the terms of a licence agreement with BHP Billiton, BHP Steel will have a licence to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. Within that period, BHP Steel will be required to develop a new brand to replace the BHP name and brand. BHP Steel has enjoyed in the past, and is likely in the period following the Steel Demerger to continue to enjoy, benefits from the use of the BHP brand. BHP Steel will lose the benefit of the use of the BHP name and brand and any goodwill associated with that name and brand when it is no longer able to use "BHP" as part of its name or brand. The development of a new brand identity is expected to be a significant expense for BHP Steel.

7.13 BHP Steel would be significantly affected by a major operational failure at its Port Kembla Steelworks

The production of iron and steel products involves a number of inherent risks relating to the nature of the steelmaking process. BHP Steel's reliance on its Port Kembla facility, which accounts for approximately 85% of BHP Steel's production of flat steel, means that BHP Steel could be significantly affected by a major operational failure at that facility. Should a significant facility or process failure occur at Port Kembla Steelworks, BHP Steel may be required to suspend production at the facility for repairs. This could also lead to a shutdown at some or many of its downstream operations until the Port Kembla facility is again operational. If such a shutdown is not covered by BHP Steel's insurance arrangements, it could reduce BHP Steel's revenues, increase its costs and require it to make significant additional capital expenditures.

7.14 BHP Steel faces potential liability for defective products

Due to the nature of its operations, it is possible that claims against BHP Steel could arise from defects in material or products manufactured and/or supplied by BHP Steel. Purchasers and third parties could make claims against BHP Steel based on BHP Steel's delivery of defective materials or products, or for damage or loss arising from the use of these defective material or products. If any claims of this type are determined against BHP Steel and BHP Steel's existing insurance. arrangements do not cover the liability, it could have an adverse effect on the financial performance of BHP Steel.

7.15 BHP Steel has a reduced level of control over some of its activities since they are operated through joint ventures

Some of BHP Steel's activities in Asia and the US are conducted through joint ventures. The governing documents for some of these entities provide that key matters and decisions require the agreement of BHP Steel's joint venture partners. BHP Steel may be unable to reach agreement with its joint venture partners concerning these matters and these disagreements may affect the ability of a joint venture to function properly. In some cases, BHP Steel's arrangements with its joint venture partners may require BHP Steel to make an additional investment in the venture or provide additional financing.

Various provisions contained within the governing documents for some of these entities restrict BHP Steel's ability to sell or transfer its interests.

Section 8 Additional information

8.1 The Steel Demerger Proposal

At the time of the announcement of the creation of the DLC between BHP Limited and Billiton Plc, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on ASX.

The Offer is being conducted in connection with the Steel Demerger Proposal.

The Steel Demerger Proposal comprises:

- the capital reduction and the Scheme; and
- the matching action.

Under the capital reduction and the Scheme, Fully Paid BHP Billiton Limited Shareholders will be entitled to receive one BHP Steel Share for every five BHP Billiton Limited Shares held (except Ineligible Overseas Shareholders who will have the BHP Steel Shares to which they are entitled sold and the sale proceeds remitted to them). Fully paid BHP Billiton Limited Shareholders are not required to pay any money for the BHP Steel Shares which they are entitled to receive under the Scheme.

Partly paid BHP Billiton Limited Shareholders will have the amount unpaid on each partly paid BHP Billiton Limited Share held reduced. Partly paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares under the Scheme.

The BHP Steel Shares to which Fully Paid BHP Billiton Limited Shareholders are entitled under the Scheme (including those of Ineligible Overseas Shareholders) will represent 94% of the total number of BHP Steel Shares on issue.

BHP Billiton Plc shareholders will not be entitled to BHP Steel Shares under the Scheme. In order to ensure equality in the economic treatment of BHP Billiton Plc shareholders and BHP Billiton Limited Shareholders, BHP Billiton Plc shareholders will receive an issue of bonus BHP Billiton Plc Shares as an adjustment to reflect the value of the BHP Steel Shares distributed to BHP Billiton Limited Shareholders.

The Sale Facility is being offered to eligible Fully Paid BHP Billiton Limited Shareholders, who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will also be offered for sale under the Sale Facility. Further, BHP Billiton Limited will offer for sale under the Sale Facility its 6% holding of BHP Steel Shares in order to ensure a minimum supply of BHP Steel Shares under the Offer.

The BHP Steel Shares to be sold under the Sale Facility will form the pool of BHP Steel Shares to be offered to eligible BHP Billiton Limited Shareholders who wish to buy additional BHP Steel Shares and to other retail and institutional investors under the Offer.

8.2 Separation matters

To create a separately identifiable group of entities constituting BHP Steel, a series of changes will be implemented within BHP Billiton on or before the Legal Separation Date. The fundamental principle of the separation of BHP Steel from BHP Billiton Limited is that, following the Steel Demerger, BHP Steel will have the entire economic benefit and risk of all the BHP Steel businesses, companies and assets as if BHP Steel had owned and operated those businesses, companies and assets at all times. Similarly, where businesses, companies and assets are transferred to BHP Billiton Limited as part of the Steel Demerger, BHP Billiton Limited will have the entire economic benefit and risk of those businesses, companies and assets as if BHP Billiton Limited had owned and operated those businesses, companies and assets at all times.

To establish BHP Steel as a separate group of companies, a number of share and asset transfers have been, or will be, implemented on or before the Legal Separation Date.

The capital restructuring of BHP Steel will be undertaken on or before the Legal Separation Date. To implement the capital restructuring, the inter-company indebtedness between BHP Steel and BHP Billiton Limited will be adjusted on or before the Legal Separation Date to reflect the value of the transfers implemented under the organisational restructuring.

The inter-company indebtedness will be further adjusted to recognise the issue of additional BHP Steel Shares to BHP Billiton Limited. As a result, approximately 792 million BHP Steel Shares will be on issue at this time.

Following these transactions, the remaining inter-company indebtedness of approximately $565 million will be repaid with funds raised from external financiers on or before the Legal Separation Date.

BHP Billiton Limited and BHP Steel will calculate the remaining amount of inter-company debt determined to be outstanding between BHP Billiton Limited and BHP Steel as at the Accounting Separation Date, but adjusted for any of the abovementioned actions if they have occurred after the Accounting Separation Date as if they occurred on the Accounting Separation Date. If any inter-company debt is owed to BHP Billiton Limited at the Accounting Separation Date, BHP Steel will be required to repay that amount to BHP Billiton Limited and if any inter-company debt is owed to BHP Steel, BHP Billiton Limited will be required to repay that amount to BHP Steel.

8.3 Relationship with BHP Billiton

If, as it intends, BHP Billiton Limited sells its 6% holding of BHP Steel Shares under the Sale Facility, BHP Billiton Limited will not retain an ownership interest in BHP Steel. However, a number of contractual arrangements have been or will be entered into between BHP Billiton and BHP Steel dealing with the specific

ongoing business relationships between BHP Billiton and BHP Steel. Material commercial arrangements of this nature include:

- the 30 year coal supply agreement between BHP Billiton and BHP Steel and the option granted to BHP Steel to purchase the Illawarra Collieries in specified circumstances;
- technology and intellectual property arrangements (including provision for ownership and use by BHP Steel of intellectual property in existence as at the Legal Separation Date);
- a licence given by BHP Billiton to BHP Steel to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier (including if a person has a relevant interest in more than 20% of BHP Steel's issued share capital);
- arrangements between BHP Billiton and BHP Steel under which BHP Billiton will provide transport (in particular, shipping services) to BHP Steel in connection with the transport of materials for BHP Steel; and
- arrangements under which BHP Steel will continue to own the land on which the washeries that form part of the Illawarra Collieries situated at Port Kembla exist, but will grant a 50 year lease to BHP Billiton and an option to acquire the relevant land in specified circumstances and will agree to provide certain shared services to BHP Billiton.

BHP Billiton (as one of a number of sellers) and BHP Steel have also entered into an agreement for the supply of iron ore.

The level of payments by BHP Steel to BHP Billiton under the arrangements outlined above will depend, amongst other factors, on the prices of the relevant commodity, the amount of the commodity purchased and the extent of services used. However, if the arrangements had been in place in the year ended 30 June 2001, the payments by BHP Steel to BHP Billiton would have been approximately $557 million.

Further details of these arrangements are in section 12 of the IOM.

8.4 Employee incentive plan

BHP Steel intends to introduce a Long Term Incentive Plan. The Long Term Incentive Plan has been designed to align the interests of key employees of BHP Steel with those of BHP Steel Shareholders.

The Long Term Incentive Plan allows BHP Steel to award rights over BHP Steel Shares to the Managing Director and Chief Executive Officer, Mr Kirby Adams, and other key employees selected by the BHP Steel Board remuneration committee. Mr Kirby Adams is likely to be awarded 1,101,695 share rights on or shortly after the Listing Date.

Section 19.2 of IOM contains a summary of the key terms of the Long Term Incentive Plan.

8.5 CHESS and holding statements

BHP Steel will apply to participate in CHESS and, in accordance with the Listing Rules and the SCH Business Rules, will maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister.

Following the transfer of BHP Steel Shares to successful applicants, BHP Steel Shareholders will receive an initial statement of holding (similar to a bank account statement) that sets out the number of BHP Steel Shares which have been allocated to them. This statement will also provide details of a BHP Steel Shareholder's HIN in the case of a holding on the CHESS subregister, or SRN in the case of a holding on the issuer-sponsored subregister. BHP Steel Shareholders will be required to quote their HIN or SRN, as applicable, in all dealings with a stockbroker or the BHP Steel Share Registry.

BHP Steel Shareholders will receive subsequent statements at the end of any month in which there has been a change to their holding on the register and as otherwise required under the Listing Rules.

8.6 Conditional and deferred settlement trading

It is expected that trading of BHP Steel Shares on ASX will commence, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002, being the first business day after determination of the Final Price.

The contracts formed on acceptance of applications under the Offer and trades on ASX during conditional trading of BHP Steel Shares will be conditional on settlement occurring under the Selling Agreements.

The Selling Agreements will include certain conditions to settlement and rights of termination in certain circumstances.

Conditional trading will continue until BHP Billiton Limited notifies ASX that settlement under the Selling Agreements has occurred. If BHP Billiton Limited does not give that notice to ASX by 31 July 2002, the conditions will be taken not to have been satisfied, in which case the Offer will be withdrawn, the contracts formed on acceptance of applications under the Offer will be terminated, all conditional trades that may have occurred on ASX during conditional trading of BHP Steel Shares will be cancelled, and all Application monies received in respect of the Offer will be refunded. No interest will be paid on any Application monies which are refunded.

Normal trading of BHP Steel Shares is expected to commence on Thursday, 25 July 2002, being the day after the expected dispatch of holding statements for BHP Steel Shares. If you sell BHP Steel Shares before receiving

confirmation of your allocation, you do so at your own risk.

8.7 Taxation implications

There will be taxation implications associated with owning and disposing of BHP Steel Shares. As these implications will depend upon an Applicant's particular circumstances, all Applicants should seek their own taxation advice in relation to the taxation implications of owning and disposing of BHP Steel Shares.

8.8 Disclosure of interests of BHP Steel Directors

Except as set out in this Retail Prospectus or the IOM:

- no BHP Steel Director has, or has had in the two years before lodgement of this Retail Prospectus and the IOM with ASIC, an interest in:
  - the formation or promotion of BHP Steel;
  - the Offer; or
  - any property acquired or proposed to be acquired by BHP Steel in connection with its formation or promotion or the Offer; and
  - no amounts, whether in cash or shares or options or otherwise, have been paid or agreed to be paid, and no benefit has been given or agreed to be given, to any BHP Steel Director, either to induce them to become, or to qualify them as, a BHP Steel Director, or otherwise for services rendered by them in connection with the promotion or formation of BHP Steel or the Offer.

BHP Steel Directors' shareholdings

BHP Steel Directors are not required under BHP Steel's constitution to hold any BHP Steel Shares. As at the date of this Retail Prospectus, none of the BHP Steel Directors is the beneficial holder of any BHP Steel Shares, or options or other securities in BHP Steel.

However, BHP Steel Directors may acquire BHP Steel Shares pursuant to the Offer (either directly or through associates). BHP Steel Directors who are Fully Paid BHP Billiton Limited Shareholders will be entitled to receive BHP Steel Shares under the terms of the Scheme.

Other interests of BHP Steel Directors

As an employee of BHP Billiton and as President of BHP Steel, Mr Kirby Adams has a remuneration package with fixed and variable components. The payment of the variable component is linked to a number of financial and non-financial objectives of BHP Billiton agreed with the Managing Director and Chief Executive Officer of BHP Billiton and the BHP Billiton Board, including the successful listing of BHP Steel on ASX. Under the variable component relating to the listing of BHP Steel on ASX, Mr Adams may be eligible to receive up to an additional $270,000 from BHP Billiton.

In addition, because Mr Adams will cease to be employed by BHP Billiton as a consequence of the Steel Demerger, he will be entitled to exercise 50,000 performance rights which he holds under the BHP Billiton Performance Share Plan, without reference to the performance hurdles, earlier than he would otherwise have been able to.

Non-executive BHP Steel Directors' fees

BHP Steel's constitution provides that the maximum aggregate remuneration of non-executive BHP Steel Directors will not be more than $1.75 million (including superannuation) or any other amount decided by the company at a general meeting. The BHP Steel Directors may divide that remuneration among the non-executive BHP Steel Directors as they decide. A non-executive BHP Steel Director may not be paid a commission or percentage of operating revenue.

The BHP Steel Directors have resolved that, from their appointment, the Chairman, Mr Graham Kraehe, will be paid $280,000 per annum, and the Deputy Chairman, Mr Ron McNeilly, will be paid $140,000 per annum. Each of the other non-executive BHP Steel Directors will be paid $100,000 per annum. Non-executive BHP Steel Directors will also be paid $10,000 for each BHP Steel Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each BHP Steel Director will be paid in addition to the fees set out above.

It is not intended that the non-executive BHP Steel Directors will be paid retirement benefits.

The non-executive BHP Steel Directors will also be paid an amount for time spent in preparing to become BHP Steel Directors prior to their formal appointment as BHP Steel Directors on 10 May 2002. The amounts to be paid range between $30,000 and $70,000 for each non-executive BHP Steel Director, except for Mr Kraehe, who will receive approximately $170,000.

Deeds of Access, Insurance and Indemnity for BHP Steel Directors

BHP Steel has entered into a Deed of Access, Insurance and Indemnity with each BHP Steel Director (Deed). In broad terms, the Deed:

- provides an ongoing indemnity to the fullest extent permitted by law against liabilities arising as a result of acting as a BHP Steel Director, an officer of a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for related legal costs;
- requires BHP Steel to use its best endeavours to maintain a D & O insurance policy insuring against any liability incurred by the BHP Steel Director in the BHP Steel

Director's capacity as an officer of BHP Steel during the BHP Steel Director's term of office and for seven years after that; and

- confirms the BHP Steel Director's statutory right of access both while in office and after ceasing to be a BHP Steel Director to BHP Steel Board papers and other BHP Steel documents relating to the BHP Steel Director's period of office for the purposes of legal proceedings in which the BHP Steel Director may become involved.

BHP Steel's constitution requires BHP Steel to indemnify the BHP Steel Directors and authorises BHP Steel to enter into these Deeds with the BHP Steel Directors. These Deeds have been entered into with each BHP Steel Director at the time of their appointment to the BHP Steel Board.

BHP Billiton Limited indemnity for the BHP Steel Directors

BHP Billiton Limited has agreed to indemnify the BHP Steel Directors to the maximum extent permitted by law against any liability to any person incurred by the BHP Steel Director in connection with the Steel Demerger. In addition, BHP Billiton Limited is entitled to take control of any action against the BHP Steel Director that could lead to any payment to a BHP Steel Director under the indemnity and to seek reimbursement from the BHP Steel Director if any payment is subsequently found not to be authorised by law, under the indemnity or which the BHP Steel Director is insured for.

Indemnification under the BHP Steel constitution

BHP Steel Directors are also indemnified by BHP Steel under the BHP Steel constitution (see above under "Deeds of Access, Insurance and Indemnity for BHP Steel Directors").

8.9 Expenses of the Offer

Total transaction costs of the Steel Demerger (which includes the Offer) are estimated at $65 million. Of the total cost, $47 million will be borne by BHP Billiton, primarily relating to the Offer, the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents, and $18 million will be borne by BHP Steel, primarily one-off costs associated with establishing BHP Steel as an independent listed company and the raising of its external debt. The expenses to be borne by BHP Billiton include the fees payable, if the Offer is successfully completed, to the Joint Global Coordinators, other Syndicate Members and other brokers equal to 3.0%-3.5% of the gross proceeds of the Offer. The level of fees payable will vary according to the gross proceeds of the Offer.

8.10 Regulatory

BHP Billiton and BHP Steel have obtained from ASIC and ASX certain modifications, waivers and confirmations in respect of the Offer.

A summary of these modifications, waivers and confirmations is set out in section 19.15 of the IOM.

8.11 IOM

Investors should note that an IOM dated 13 May 2002 has been prepared and lodged with ASIC. The IOM contains detailed financial and other information about BHP Steel and expands on many of the matters dealt with in this Retail Prospectus.

The IOM is taken to be included in this Retail Prospectus in accordance with section 712 of the Corporations Act.

Much of the information in the IOM in particular is primarily of interest to professional analysts, advisers or investors with specialist information needs.

The following is an overview of the material additional information contained in the IOM that has not been set out in full in this Retail Prospectus:

- further details in respect of the Institutional Offer and institutional allocation policy (see section 2 of the IOM);
- detailed information in respect of the steel industry and markets in which BHP Steel operates (see section 6 of the IOM);
- further information in respect of BHP Steel's business including its business strengths, business strategy, sales and distribution, facilities and processes, corporate office and group functions and employees (see section 7of the IOM);
- further details in relation to the BHP Steel Board, BHP Steel's senior management and employees (see section 11 of the IOM);
- further details concerning BHP Steel's selected pro forma historical financial information (see section 8 of the IOM) and the Investigating Accountant's Report (see Annex A of the IOM);
- management's discussion and analysis of BHP Steel's financial condition and results of operations (see section 9 of the IOM);
- further details of BHP Steel's relationship with BHP Billiton Limited (see section 12 of the IOM);
- a description of the rights and liabilities attaching to BHP Steel Shares (see section 13 of the IOM);
- information on taxation considerations relating to investors (see section 14 of the IOM);
- a summary of the key terms of the Selling Agreement and the Subscription Agreement to be entered into between BHP Billiton

Limited, BHP Steel Limited and the Joint Global Coordinators (see section 16 of the IOM);

- a description of the consents obtained from experts and other persons named in this Retail Prospectus and/or the IOM, their interests and certain disclaimers (see section 19.13 of the IOM); and
- further details in relation to modifications, waivers and confirmations received from ASIC and ASX (see section 19.15 of the IOM).

If you consider that the information in the IOM might assist you in making your investment decision, you may obtain a printed copy free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time) or you may download a copy from the internet at www.bhpbilliton.com

8.12 Consent to lodgement

Each director of BHP Billiton Limited has consented to the lodgement of this Retail Prospectus with ASIC as required by section 720 of the Corporations Act.

Glossary

ABN AMRO Rothschild
means ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited, trading as ABN AMRO Rothschild.

apparent steel consumption
means domestic steel production plus imports minus exports.

Applicant
means a person who lodges an Application Form.

Application
means an application to purchase BHP Steel Shares under the Retail Offer.

Application Form
means an application form attached to this Retail Prospectus.

ASIC
means the Australian Securities and Investments Commission.

ASX
means Australian Stock Exchange Limited.

BHP Billiton
means BHP Billiton Limited and BHP Billiton Plc as a dual listed company and/or any or all of their controlled entities, as the case requires.

BHP Billiton Board
means the board of directors of BHP Billiton Limited and/or the board of directors of BHP Billiton Plc, as the case requires.

BHP Billiton Director
means a director of BHP Billiton Limited and/or a director of BHP Billiton Plc, as the case requires.

BHP Billiton Limited
means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Share
means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder
means a holder of Fully Paid BHP Billiton Limited Shares and/or partly paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc
means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Share Register
means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Steel
means BHP Steel Limited and/or any or all of its controlled entities and/or the businesses to be operated by it, as the case requires.

BHP Steel Board
means the board of directors of BHP Steel.

BHP Steel Director
means a director of BHP Steel.

BHP Steel Limited
means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Share
means a fully paid ordinary share in the capital of BHP Steel.

BHP Steel Shareholder
means a holder of BHP Steel Shares.

Bookbuild
means the bookbuild process conducted as part of the Institutional Offer. Under the Bookbuild, participants in the Institutional Offer are able to specify numbers of BHP Steel Shares they wish to buy at a specified price/s.

Broker Firm Offer
means the broker firm offer described in Section 1.4.

Buy Form
means the form of that name attached to the Instruction Guide.

CHESS
means the Clearing House Electronic Subregister System.

Co-manager
means each of the parties identified in the Directory as a Co-manager.

Co-lead Manager
means each of the parties identified in the Directory as a Co-lead Manager.

Corporations Act
means Corporations Act 2001 (Cwlth).

Demerger Deed
means the deed between BHP Billiton Limited and BHP Steel dealing with transitional and miscellaneous commercial issues arising in connection with the legal and economic separation of BHP Steel and BHP Billiton Limited.

Final Price
means the price at which BHP Steel Shares will be sold to successful Applicants under the Retail Offer and to successful bidders under the Institutional Offer.

Financial year
means the period from 1 July to 30 June inclusive.

Fully Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder
means a registered holder of Fully Paid BHP Billiton Limited Shares.

General Public Offer
means the general public offer described in Section 1.4.

IISI
means the International Iron and Steel Institute.

Implementation Deed
means the deed between BHP Billiton Limited and BHP Steel to carry into effect the Steel Demerger.

Indicative Price Range
means $2.60 to $3.30 per BHP Steel Share.

Institutional Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to Australian institutional investors and participating member organisations of ASX, and to the extent permitted by applicable law, international institutional investors.

Institutional Offer Memorandum or IOM
means the document of that name (dated 13 May 2002 and lodged with ASIC on that date) relating to the Institutional Offer.

Instruction Guide
means the document of that name accompanying the Scheme Booklet.

Joint Global Coordinators
means ABN AMRO Rothschild and Credit Suisse First Boston Australia Limited.

Legal Separation Date
means Monday, 22 July 2002 or such other date as determined by the BHP Billiton Board.

Listing Date
means the date on which trading in BHP Steel Shares (on a conditional and deferred settlement basis or otherwise) commences on ASX.

Listing Rules
means the official listing rules of ASX.

Offer
means the Retail Offer and the Institutional Offer.

Offer to BHP Billiton Limited Shareholders
means the offer to BHP Billiton Limited Shareholders described in Section 1.4.

Participating Broker
means a member of ASX or the New Zealand Stock Exchange who is offered a firm allocation of BHP Steel Shares under the Offer but who is not a Syndicate Member.

Retail Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand.

Retail Prospectus
means this prospectus (dated 13 May 2002 and lodged with ASIC on that date) relating to the Retail Offer.

Sale Facility
means the facility to be established and implemented by BHP Billiton Limited under which eligible Fully Paid BHP Billiton Limited Shareholders may sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme.

Scheme
means the scheme of arrangement between BHP Billiton Limited and BHP Billiton Limited Shareholders, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet
means the booklet of that name which includes the Scheme, the explanatory statement required by Part 5.1 of the Corporations Act and the notices of meetings.

Selling Agreements
means the agreements to be entered into between BHP Billiton Limited, BHP Steel Limited and the Joint Global Coordinators relating to the sale of BHP Steel Shares under the Institutional Offer and the Retail Offer.

Shareholder Prospectus
means the prospectus of that name (dated 13 May 2002 and lodged with ASIC on that date) relating to the Offer and the Sale Facility.

Steel Demerger
means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in the Scheme Booklet, including in accordance with the terms of the Scheme.

Steel Demerger Proposal
means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Syndicate Member
means each of the Joint Global Coordinators, the Co-lead Managers and the Co-managers.

US
means United States of America.

US ITC
means the United States International Trade Commission.

A$, $ or cents
means the lawful currency of Australia

DO NOT STAPLE

PLEASE FOLD ALONG DOTTED LINE THEN TEAR.

BHPSTEEL

Offer by BHP Billiton

BHP Billiton Share Department

(within Australia only) 1300 655 140
(International) (61 3) 9609 3333

Retail Offer Application Form

Fill out this Application Form if you want to apply to buy shares in BHP Steel Limited. PLEASE READ THE RETAIL PROSPECTUS DATED 13 MAY 2002. FOLLOW THE INSTRUCTIONS TO COMPLETE THIS APPLICATION FORM (SEE REVERSE). PRINT CLEARLY IN CAPITAL LETTERS USING BLACK OR BLUE PEN. PHOTOCOPIES WILL NOT BE ACCEPTED.

Broker Code Adviser Code

Do not stamp

A Amount of money you wish to invest

I wish to invest **A$** , , 0 0

Please insert the Australian dollar amount (Australian dollars) you are applying to invest in BHP Steel Shares (minimum A$3,000 and then in multiples of A$100).

B Write the name/(s) you wish to register the shares in (see reverse for details)

Security Holder 1 **Security Holder 2**

Title

First Name

Middle Name

Last Name

Security Holder 3 or <Account Designation> (If required)

C Write your postal address here

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

Unit Number/Level Street Number Street Name

Suburb/Town State Post Code

D Complete HIN (if applicable)

X

E Complete Contact details

Home Telephone Number Work Telephone Number Contact Name

( ) ( )

FOLD

F Australian Business Number (ABN), Tax File Number(s), or Exemption category

(See instructions for further information).

Applicant 1 TFN, ABN or exemption code Applicant 2 TFN, ABN or exemption code

(Do not detach - send back complete form)

42298

G Cheque (or Bank Draft) payment details

Please write your reference number (shown above) and name on the reverse of your cheque.

Drawer Cheque No. BSB No. Account No. Amount A$

+31001846941+

A Enter the TOTAL AUSTRALIAN DOLLAR AMOUNT of shares you want to apply for.

B Enter the FULL NAME/S and TITLE/S of all legal entities that are to be recorded as the registered holder/s. You should refer to the table below for the correct forms of registrable name.

C Enter the POSTAL ADDRESS to be used for all communications from BHP Steel Limited. Only one address can be recorded.

D If you are sponsored in CHESS by a stockbroker or other CHESS participant, enter your Holder Identification Number (HIN).

E Enter your telephone number. This is not required but will assist us in contacting you if there are any problems with your Application.

F Enter the TAX FILE NUMBERS (TFN) of the Applicant/s. Where applicable, please enter the TFN for each joint Applicant. Collection of TFNs is authorised by taxation laws. However, it is not compulsory for you to quote your TFN. If you do not quote your TFN, it may result in tax being deducted from the unfranked portion of any dividends at the highest marginal tax rate plus the Medicare levy.

G Payment must be made in Australian currency and cheques and/or bank drafts must be drawn on an Australian branch of an Australian bank.

Cheques or bank drafts must be payable to "BHP Steel Share Offer" and crossed "Not Negotiable".

Complete the cheque details in the boxes provided. The amount must agree with the amount shown in box 'A'.

Cheques or bank drafts not properly drawn may be rejected. Sufficient cleared funds should be held in your account, as cheques returned unpaid will result in your Application being rejected.

Pin (do not staple) your cheque/s or bank draft/s to the Application Form where indicated.

Treatment and effect of Application

Submission of an Application Form constitutes an irrevocable offer by you to purchase BHP Steel shares on the terms and conditions set out in the Retail Prospectus and this Application Form, the appointment by you of BHP Billiton Limited, BHP Steel Limited and any of their agents or officers to complete and execute the transfer of BHP Steel shares on those terms, a declaration by you that the details and statements made in this Application Form are complete and accurate and an agreement by you to be bound by the constitution of BHP Steel Limited.

By submitting this Application, you represent, warrant and agree that you are not (i) in the United States or a US person (as defined in Regulation S under the US Securities Act of 1933, as amended) ("US person"), (ii) acting for the account or benefit of a person in the United States or a US person and (iii) engaged in the business of distributing securities or, if you are, you will not offer or resell in, or to persons in, the United States (a) any shares you acquire in the Offer at any time or (b) any shares you acquire other than in the Offer until 40 days after the date on which the Final Price is determined, in either case other than in a transaction meeting the requirements of Rule 144A under the US Securities Act of 1933.

BHP Billiton Limited reserves the absolute right after consultation with the Joint Global Coordinators, to reject any Applications, including Application Forms that have not been correctly completed or are accompanied by cheques that are dishonoured. If your Application Form is not correctly completed, or if the accompanying cheque is for the wrong amount, it may still be treated as valid.

The decision of BHP Billiton Limited as to whether to treat your Application as valid, and how to construe, amend or complete it, shall be final.

BHP Billiton Limited may after consultation with the Joint Global Coordinators accept any Application in part only and allocate to the Applicant a number of shares which equates to less than the dollar amount applied for divided by the Final Price. The decision of BHP Billiton Limited on the number of shares to be allocated to you shall be final. An Applicant will not, however, be treated as having offered to subscribe for a dollar amount of shares which is greater than the amount indicated on the Application Form.

If an Application is rejected, or is accepted in part only, the Applicant will receive a refund of all or part of their Application monies without interest (as applicable).

Lodgement of Applications

Return the Application Form with the cheque/s and/or bank draft/s attached to:

BHP Billiton Steel Demerger Office
Reply Paid 1654
Melbourne, Victoria 8060,
Australia

Application Forms must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002.

Correct forms of registrable name

Note that ONLY legal entities are allowed to hold shares. Applications must be in the name/s of natural persons, companies or other legal entities acceptable to us. A surname and at least one full given name is required for each natural person. The name of the beneficial holder or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable names below.

Correct forms of registrable name

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials.	Mr John Alfred Smith	J A Smith
Company Use the company title, not abbreviations.	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use personal name/s of trustee/s. Do not use the name of the trust.	Janet Smith <Janet Smith Family A/C>	Janet Smith Family Trust
Deceased Estates Use personal name/s of executor/s. Do not use the name of the deceased.	Michael Smith <Est John Smith A/C>	Estate of late John Smith
Partnerships Use personal name/s of partner/s. Do not use the name of the deceased.	Mr John Smith & Mr Michael Smith <John Smith and Son A/C>	John Smith and Son
Clubs/Unincorporated bodies/Business Names Use personal name/s of office bearer/s. Do not use the name of the clubs etc.	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use name of trustee of fund. Do not use the name of the fund.	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name/s of any joint Applicant/s and/or account designation using <> as indicated above in designated space/s on the Application Form.

DO NOT STAPLE

PLEASE FOLD ALONG DOTTED LINE THEN TEAR.

BHP STEEL

Offer by BHP Billiton

BHP Billiton Share Department

(within Australia only) 1300 655 140
(International) (61 3) 9609 3333

Retail Offer Application Form

Fill out this Application Form if you want to apply to buy shares in BHP Steel Limited. PLEASE READ THE RETAIL PROSPECTUS DATED 13 MAY 2002. FOLLOW THE INSTRUCTIONS TO COMPLETE THIS APPLICATION FORM (SEE REVERSE). PRINT CLEARLY IN CAPITAL LETTERS USING BLACK OR BLUE PEN. PHOTOCOPIES WILL NOT BE ACCEPTED.

Broker Code Adviser Code

Do not stamp

A Amount of money you wish to invest

I wish to invest A$, , 0 0

Please insert the Australian dollar amount (Australian dollars) you are applying to invest in BHP Steel Shares (minimum A$3,000 and then in multiples of A$100).

B Write the name/(s) you wish to register the shares in (see reverse for details)

Security Holder 1 **Security Holder 2**

Title

First Name

Middle Name

Last Name

Security Holder 3 or <Account Designation> (If required)

FOLD

C Write your postal address here

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

Unit Number/Level Street Number Street Name

Suburb/Town State Post Code

D Complete HIN (if applicable)

X

E Complete Contact details

Home Telephone Number ( ) Work Telephone Number ( ) Contact Name

FOLD

F Australian Business Number (ABN), Tax File Number(s), or Exemption category

(See instructions for further information).

Applicant 1 TFN, ABN or exemption code Applicant 2 TFN, ABN or exemption code

(Do not detach - send back complete form)

G Cheque (or Bank Draft) payment details

Please write your reference number (shown above) and name on the reverse of your cheque.

Drawer	Cheque No.	BSB No.	Account No.	Amount A$

+31001846950+

A Enter the TOTAL AUSTRALIAN DOLLAR AMOUNT of shares you want to apply for.

B Enter the FULL NAME/S and TITLE/S of all legal entities that are to be recorded as the registered holder/s. You should refer to the table below for the correct forms of registrable name.

C Enter the POSTAL ADDRESS to be used for all communications from BHP Steel Limited. Only one address can be recorded.

D If you are sponsored in CHESS by a stockbroker or other CHESS participant, enter your Holder Identification Number (HIN).

E Enter your telephone number. This is not required but will assist us in contacting you if there are any problems with your Application.

F Enter the TAX FILE NUMBERS (TFN) of the Applicant/s. Where applicable, please enter the TFN for each joint Applicant. Collection of TFNs is authorised by taxation laws. However, it is not compulsory for you to quote your TFN. If you do not quote your TFN, it may result in tax being deducted from the unfranked portion of any dividends at the highest marginal tax rate plus the Medicare levy.

G Payment must be made in Australian currency and cheques and/or bank drafts must be drawn on an Australian branch of an Australian bank.

Cheques or bank drafts must be payable to "BHP Steel Share Offer" and crossed "Not Negotiable".

Complete the cheque details in the boxes provided. The amount must agree with the amount shown in box 'A'.

Cheques or bank drafts not properly drawn may be rejected. Sufficient cleared funds should be held in your account, as cheques returned unpaid will result in your Application being rejected.

Pin (do not staple) your cheque/s or bank draft/s to the Application Form where indicated.

Treatment and effect of Application

Submission of an Application Form constitutes an irrevocable offer by you to purchase BHP Steel shares on the terms and conditions set out in the Retail Prospectus and this Application Form, the appointment by you of BHP Billiton Limited, BHP Steel Limited and any of their agents or officers to complete and execute the transfer of BHP Steel shares on those terms, a declaration by you that the details and statements made in this Application Form are complete and accurate and an agreement by you to be bound by the constitution of BHP Steel Limited.

By submitting this Application, you represent, warrant and agree that you are not (i) in the United States or a US person (as defined in Regulation S under the US Securities Act of 1933, as amended) ("US person"), (ii) acting for the account or benefit of a person in the United States or a US person and (iii) engaged in the business of distributing securities or, if you are, you will not offer or resell in, or to persons in, the United States (a) any shares you acquire in the Offer at any time or (b) any shares you acquire other than in the Offer until 40 days after the date on which the Final Price is determined, in either case other than in a transaction meeting the requirements of Rule 144A under the US Securities Act of 1933.

BHP Billiton Limited reserves the absolute right after consultation with the Joint Global Coordinators, to reject any Applications, including Application Forms that have not been correctly completed or are accompanied by cheques that are dishonoured. If your Application Form is not correctly completed, or if the accompanying cheque is for the wrong amount, it may still be treated as valid. The decision of BHP Billiton Limited as to whether to treat your Application as valid, and how to construe, amend or complete it, shall be final.

BHP Billiton Limited may after consultation with the Joint Global Coordinators accept any Application in part only and allocate to the Applicant a number of shares which equates to less than the dollar amount applied for divided by the Final Price. The decision of BHP Billiton Limited on the number of shares to be allocated to you shall be final. An Applicant will not, however, be treated as having offered to subscribe for a dollar amount of shares which is greater than the amount indicated on the Application Form.

If an Application is rejected, or is accepted in part only, the Applicant will receive a refund of all or part of their Application monies without interest (as applicable).

Lodgement of Applications

Return the Application Form with the cheque/s and/or bank draft/s attached to:

BHP Billiton Steel Demerger Office
Reply Paid 1654
Melbourne, Victoria 8060,
Australia

Application Forms must be received at the BHP Billiton Steel Demerger Office by 5.00 pm (Melbourne time) on Thursday, 4 July 2002.

Correct forms of registrable name

Note that ONLY legal entities are allowed to hold shares. Applications must be in the name/s of natural persons, companies or other legal entities acceptable to us. A surname and at least one full given name is required for each natural person. The name of the beneficial holder or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable names below.

Correct forms of registrable name

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials.	Mr John Alfred Smith	J A Smith
Company Use the company title, not abbreviations.	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use personal name/s of trustee/s. Do not use the name of the trust.	Janet Smith <Janet Smith Family A/C>	Janet Smith Family Trust
Deceased Estates Use personal name/s of executor/s. Do not use the name of the deceased.	Michael Smith <Est John Smith A/C>	Estate of late John Smith
Partnerships Use personal name/s of partner/s. Do not use the name of the deceased.	Mr John Smith & Mr Michael Smith <John Smith and Son A/C>	John Smith and Son
Clubs/Unincorporated bodies/Business Names Use personal name/s of office bearer/s. Do not use the name of the clubs etc.	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use name of trustee of fund. Do not use the name of the fund.	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name/s of any joint Applicant/s and/or account designation using <> as indicated above in designated space/s on the Application Form.

Directory

BHP Steel Limited
Registered Office

Level 11
120 Collins Street
Melbourne VIC 3000
Australia

BHP Billiton Limited
Registered Office

Level 45, Bourke Place
600 Bourke Street
Melbourne VIC 3000
Australia

BHP Steel Share Registry
ASX Perpetual Registrars Limited

Level 4
333 Collins Street
Melbourne VIC 3000
Australia

Legal Adviser
Mallesons Stephen Jaques

Level 28, Rialto
525 Collins Street
Melbourne VIC 3000
Australia

Auditor and Investigating Accountant
Arthur Andersen

363 George Street
Sydney NSW 2000
Australia

Joint Global Coordinators
ABN AMRO Rothschild

Level 29, ABN AMRO Tower
cnr Phillip and Bent Streets
Sydney NSW 2000
Australia
Telephone: 1800 777 946
www.abnamro.com.au

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Telephone: 02 8205 4400
www.csfb.com.au

Co-lead Managers
JBWere Limited

Level 16
101 Collins Street
Melbourne VIC 3000
Telephone: 1800 003 355
www.jbwere.com.au

Salomon Smith Barney Australia Securities Pty Ltd

Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000
Telephone: 131 370
www.ssmb.com.au

Co-managers
ABN AMRO Morgans Limited

Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Telephone: 1800 777 946
www.abnamromorgans.com.au

Bell Potter Securities Limited

Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000
Telephone: 02 9255 7200
www.bellpotter.com.au

Challenger First Pacific Limited

Level 17, AMP Place
10 Eagle Street
Brisbane QLD 4000
Telephone: 07 3238 6555
www.challengerfirst.com

Commonwealth Securities Limited

Level 6
120 Pitt Street
Sydney NSW 1155
Telephone: 131 519
www.commsec.com.au

J.P. Morgan Australia Limited

Level 26, Grosvenor Place
225 George Street
Sydney NSW 2000
Telephone: 1800 180 007
www.jpmorgan.com.au

Macquarie Equities Limited

Level 19
20 Bond Street
Sydney NSW 2000
Telephone: 1800 621 656
www.macquarie.com.au

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